Form 10-K, Exhibit 13
period 1995-03-31
DIGITAL MICROWAVE CORP /DE/
filed 1995-06-29
CIK 812703

                         DIGITAL MICROWAVE CORPORATION





















                              Annual Report 1995

FINANCIAL HIGHLIGHTS

Years Ended March 31,                      1995         1994          1993          1992          1991
- --------------------------------------------------------------------------------------------------------
(In thousands, except per share data
and number of employees)

Net sales                                $153,650     $116,010      $103,937      $ 86,097      $130,779
Net income (loss)                        $  1,982     $(22,495)     $ (6,708)     $(19,670)     $  3,765
Net income (loss) per share              $   0.14     $  (1.81)     $  (0.55)     $  (1.64)     $   0.30
Total assets                             $102,585     $ 84,003      $ 72,990      $ 87,213      $108,472
Working capital                          $ 26,996     $ 17,650      $ 35,461      $ 39,183      $ 55,856
Stockholders' equity                     $ 34,611     $ 28,604      $ 46,335      $ 53,004      $ 72,588
Total employees at year-end                   606          538           464           490           608
Common and common
   equivalent shares outstanding           13,845       12,448        12,090        11,965        12,365
- --------------------------------------------------------------------------------------------------------

TO OUR STOCKHOLDERS

Fiscal year 1995 provided significant opportunities for Digital Microwave Corporation. We experienced strong demand for our products in a global marketplace that is increasingly active and competitive. We focused our efforts to capitalize on the advantages we bring to customers, and integrated advanced technology into our product line with the introduction of the SPECTRUM(TM) II radio.

     For fiscal year 1995, we recorded net income of $2.0 million, or $0.14 per share, on sales of $153.6 million, compared to a net loss of $22.5 million, or $1.81 per share, on sales of $116.0 million for fiscal year 1994.

     Our results for fiscal year 1995 are indicative of the considerable challenges we faced in the past 12 months. Our financial performance improved in the first nine months of the year, reflecting the growth in the cellular industry around the world. In the fourth quarter, however, we reported a loss of $0.37 per share, due to a lower than anticipated level of shipments, insufficient lead time to respond to late incoming orders, and reserves for product discounts and other costs on several programs, including the supply of additional interim equipment to E-Plus Mobilfunk GmbH.

     Also during the fourth quarter, we made our final payment to settle the class action lawsuit filed against the company and its directors in the Spring of 1990.

     Customer demand remained robust for our products throughout fiscal year 1995. Digital Microwave won several important new contracts worldwide, including awards in Colombia, Mexico, Germany, Malaysia, and the Philippines. New orders increased 32%, to $175.0 million in bookings in fiscal year 1995, from $133.0 million in fiscal year 1994.

     During the fourth quarter, we introduced the SPECTRUM(TM) II digital micro-wave radio, a significant new product platform designed to address the needs of the emerging PCS (Personal Communications Services) market.

     In response to the requirements of the dynamic global marketplace we serve, and our desire to focus on meeting customer performance and delivery expectations for SPECTRUM(TM) II, we set up a SPECTRUM(TM) Business Unit in fiscal year 1995. The SPECTRUM(TM) Business Unit's initial focus is on improving SPECTRUM(TM) family manufacturability, and related yield and costs, and on completing enhancements to the product.

     One measure of a company's strength is its fundamentals - the processes and procedures that determine how well it executes and meets the needs of its customers. During the second half of fiscal year 1995, we focused on improving Digital Microwave's fundamentals, especially in the areas of engineering and manufacturing.

     We also concentrated on improving our order process functions, to reduce overall inventory levels and to provide faster delivery to customers. In this regard, the SPECTRUM(TM) Business Unit is serving as a test bed for process improvement throughout the company.

     In the coming fiscal year, process improvement will continue to receive the strong attention and emphasis of senior management. We recognize that strengthening the company's fundamentals is an essential requirement for our future success.

     In fiscal year 1995, we gave additional emphasis to our marketing efforts, as increasing competition worldwide demands that we become more market driven. To this end, we are creating an inventory of "standard products", to provide even faster response to customers who need to rapidly build out a cellular network, for example.

     Also during the year, Digital Microwave added to its senior management staff with three key promotions. Graham Powell was appointed Vice President of Worldwide Sales, Shaun McFall was named Vice President of Corporate Marketing, and Tim Hansen was appointed Vice President, SPECTRUM(TM) Business Unit.

     In our effort to ensure that we maintain a strong management team, we added two experienced and talented senior managers. Hal Edmondson joined Digital Microwave as Corporate Vice President of Manufacturing, and Carl Thomsen as Vice President and Chief Financial Officer. Before joining the company, Hal was Vice President, Corporate Manufacturing for the Hewlett Packard Company. Carl was previously Senior Vice President and Chief Financial Officer for Measurex Corporation.

     As this annual report goes to press, we are completing our search for a new Chairman of the Board and Chief Executive Officer, a strategist and leader who will guide our future direction and help us remain focused on our goals.

     We approach the next fiscal year with optimism, and confidence in the continuing market demand for Digital Microwave's products. While we recognize that we face many challenges in our business, we believe that we have the talent and resources necessary to responsibly and successfully drive the company's future.

/s/ R.C. Alberding
- -------------------------------
Richard C. Alberding
Co-Chairman of the Board
and Co-Chief Executive Officer

/s/ Clifford H. Higgerson
- -------------------------------
Clifford H. Higgerson
Co-Chairman of the Board
and Co-Chief Executive Officer

INTRODUCTION

For the past 11 years, Digital Microwave Corporation has been a leader in demonstrating the many benefits of digital microwave communications systems. In fact, our name has become synonymous with advanced, wireless communications solutions that are easy to install and use. Our microwave radios work reliably - 24 hours a day, 7 days a week - and often in areas where cable-based systems couldn't even be considered. - In addition to manufacturing advanced products, Digital Microwave must aggressively market to the world. We currently have customers in over 55 countries. Cultural differences, government regulations, time zones, and customers who may be new to the process of building a telecommunications network are all challenges we deal with constantly. - To be competitive in our worldwide marketplace, we must also be present everywhere there are serious customer requests for quotations. Many of our competitors are large, global companies with deep pockets, or small firms striving to establish a reputation. We must be continually on the alert and ready to respond to requirements and changes - carefully developing and nurturing relationships which will carry our business into the future. - In the following pages, we focus on the three key regions of the world that Digital Microwave serves:
Europe, the Americas, and Asia Pacific. During fiscal year 1995, over 70% of our total revenue was generated by the growth of cellular and PCS/PCN (Personal Communications Services/Networks) or similar networks in each region. Europe represented 50% of our total sales, the Americas 35%, and Asia Pacific 15%. - We will discuss the opportunities and challenges of the three regions, along with what we believe is Digital Microwave's winning business strategy.

[GRAPHIC 1]

AMERICAS

Personal Communications Services (PCS) is synonymous with the emerging telecommunications market in the U.S. After years of limited growth for digital microwave radio in this country, due mainly to a built out cellular network, the potential impact of PCS is enormous. PCS promises a new generation of wireless devices which will stimulate choice for the consumer and competition in the telephone industry. PCS operates much like the current cellular systems, with the exception of a smaller cell size and shorter radio path lengths. - There is considerable speculation and little agreement about the potential size of the market for PCS, and the timing of the installation of these networks. But most experts believe that the impact of PCS will be felt in the next 3-5 years, because prospective PCS service providers paid substantial sums to secure radio spectrum and need to generate revenues as soon as possible. - One type of anticipated service would assign each customer one number and one handset that would function as a cordless phone at home and at work, as well as a cellular phone on the road. Incoming calls would find the customer wherever the handset happened to be. - Applications for digital microwave radio for PCS networks are two-fold: the first is to link individual cell sites and the mobile telephone switching office. The second is to address the FCC's "relocation plan" that requires PCS operators to provide comparable facilities for the incumbent microwave licensees, if the PCS operator interferes with the current frequencies in use. - Digital Microwave is well positioned to take a leadership role in both the PCS roll out and frequency relocations, with a mature sales/support organization, our new compact SPECTRUM(TM) II radio, advanced network management capabilities, and worldwide reputation for customer service and reliability.
- - In Latin and South America, the market growth is primarily in the cellular industry, as evidenced by Digital Microwave's fiscal year 1995 contract award from Celumovil S.A., a new franchise cellular operator in Colombia.

[GRAPHIC 2]

EUROPE

Digital Microwave has maintained a presence in Europe since 1988, when we opened our facility in East Kilbride, Scotland, then established our European sales office in Coventry, England. - The market for microwave radio in Western Europe today is primarily driven by the growth of digital mobile services. Further deregulation is focused on 1998, when competition among the PTTs (national telephone companies) will be introduced throughout the market. - The main driver for the Western European market is enhancements to basic telecommunications services; to date only a handful of carriers provide a full range of services. Current projections indicate that digital technology will replace analog phones before the year 2000, offering features such as call routing, call waiting, call forwarding, and voice messaging. - Eastern Europe, on the other hand, is an emerging market, with considerable opportunities to supply basic phone services to businesses and homes. In Poland, for example, we have provided cellular operator Centertel with flexible products, plus engineering and system planning support. - To address the growing telecommunications needs of Russia and the CIS states, we opened a sales office in Moscow in fiscal year 1995. Digital Microwave's radios are used to connect hotels and businesses to long distance carriers in Moscow and St. Petersburg. - A key highlight of fiscal year 1995 was the introduction of the SPECTRUM(TM) II, our new "smart radio", at tradeshows in Europe and the U.S. The SPECTRUM(TM) II will impact our business in every part of the world. SPECTRUM(TM) II is a versatile, adaptable, and configurable radio family that makes microwave communications easy and affordable. - The SPECTRUM(TM) II's design and compact size is ideal for the base stations and cell sites of cellular and PCS/PCN phone systems. Digital Microwave's first customer for the SPECTRUM(TM) II is E-Plus, a PCS cellular network provider in the Federal Republic of Germany.

[GRAPHIC 2]

ASIA PACIFIC

Telecommunications growth in the Asia Pacific region is accelerating. Leading the way is increasing demand for basic telephone services, fueled by deregulation and new operator licensing, and the ensuing competition between service providers. Wireless services offer developing countries a means to rapidly install large-scale telephone systems, and boost their nation's economy.
- - The growth opportunities for Digital Microwave's business in the Asia Pacific region are significant, based on the sizable investments being made for infrastructure build-outs, and the need for systems to reach smaller cities and towns, or provide basic telephone services in highly populated areas. - One example is wireless local loop, where microwave radio can be used to set up the communications channel between the telephone subscriber's location and the local telephone company's office. - Evidence of substantial opportunity abounds. Only a small percentage of the population has access to a phone; in fact, half of the people in the world have never made a phone call. As of June 1994, only 2% of the population in Indonesia had telephone service. In China, although cellular penetration in 1994 increased 245%, there are just 1.5 million subscribers, leaving considerable room for future growth. - The Asia Pacific region has some unique challenges. Business is complicated by multi-level relationships: government regulators, existing and newly licensed operators, consortia of foreign investors, major foreign suppliers, technology partners, local manufacturers' requirements, and complex distribution channels. Digital Microwave's participation in this area's tremendous growth requires relationship building in many areas simultaneously. - Digital Microwave has been increasingly active in the Asia Pacific region, cultivating and supporting customers, as well as expanding strategic partnerships and alliances in several countries. We currently have sales/support offices in Singapore, India, and the Philippines. Our awards in this region include a contract won during fiscal year 1995 for a nationwide PCN network for Electronics and Telematique (Malaysia) Sdn. Bhd.
(ETM).

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

OVERVIEW Net sales for the fiscal year ended March 31, 1995 increased by 32.4% to $153.6 million from $116.0 million for fiscal 1994. Net income for fiscal 1995 was $2.0 million ($0.14 per share), compared to a net loss of $22.5 million ($1.81 per share), in fiscal 1994.

     Through the first three quarters of fiscal 1995, the Company experienced increased revenue and profitability. Sales and net income through the first nine months of fiscal 1995 were $120.3 million and $7.0 million, respectively, compared to sales of $84.5 million and a net loss of $24.0 million in the similar period of fiscal 1994. In the fourth quarter of fiscal 1995, sales declined due to insufficient lead time to respond to late incoming orders, and customer-driven changes, resulting in lower than expected revenue of $33.4 million. In addition, delay in the shipment of the SPECTRUM(TM) II product resulted in additional shipments of interim equipment. As a result, the Company recorded significant reserves for product discounts and other related costs, resulting in low margins for the quarter. The net effect of these events was a net loss of $5.0 million ($0.37 per share) in the fourth quarter of fiscal 1995, compared to $1.5 million of net income ($0.11 per share) in the similar period of fiscal 1994.

         The following table sets forth items from the Company's consolidated statements of operations, expressed as a percentage of net sales:


Years Ended March 31,                   1995       1994        1993
- --------------------------------------------------------------------
(% of Net sales)

Net sales                              100.0%      100.0%      100.0%
Cost of sales                           74.7        68.0        76.6
Research and development                 7.4         8.0         9.7
Selling, general and administrative     16.1        20.1        20.8
Non-recurring charges                     --        23.3          --
                                       -----       -----       -----
Operating income (loss)                  1.8       (19.4)       (7.1)
Other income (expense), net              (.4)        1.0         0.7
                                       -----       -----       -----
Income (loss) before
   provision for income taxes            1.4       (18.4)       (6.4)
Provision for income taxes                .1         1.0          --
                                       -----       -----       -----
Net income (loss)                        1.3%      (19.4)%      (6.4)%
                                       =====       =====       =====
- --------------------------------------------------------------------



RESULTS OF OPERATIONS 1995 Compared to 1994. Net sales increased 32.4% to $153.6 million in fiscal year 1995 from $116.0 million in fiscal year 1994. The Company reported increased sales in Europe/Africa and the Americas of 45% and 41%, respectively, compared to the prior fiscal year. These increases were partly offset by a decline of 7% in sales in Asia Pacific. Total international sales for fiscal years 1995 and 1994 were 87.0% and 90.5% of total net sales, respectively.

     Cost of sales as a percentage of net sales increased to 74.7% in fiscal 1995 from 68.0% in fiscal 1994. The increased cost of sales as a percentage of sales and lower gross margins in fiscal 1995 were primarily due to delays in shipments of SPECTRUM(TM) II radios under the E-Plus contract. Under this contract, the Company is required to ship M Series and SPECTRUM(TM) I products ("interim equipment") pending final acceptance of the SPECTRUM(TM) II product. As of March 31, 1995, the Company has recognized $12.9 million of revenue with nominal margins on shipments of interim equipment that has been accepted by E-Plus. Future shipments of interim equipment are subject to substantial discounts. As a result, the Company has recorded significant reserves related to such discounts, based on the estimated acceptance schedule, and other contract related costs. Competitive price pressures on major contracts also contributed to the lower gross margins. In the event of further delays in delivery of the SPECTRUM(TM) II product, the Company's results of operations could be adversely impacted in fiscal 1996. The Company expects its gross margin in fiscal 1996 will continue to be under significant pressure due to the intensely competitive nature of its business. See "Factors That May Affect Future Financial Results" and Note 9 of Notes to Consolidated Financial Statements.

     Research and development expenses increased by $2.1 million, from $9.3 million in fiscal year 1994 to $11.4 million in fiscal year 1995. The increase in expenses was attributable to the increased development efforts on the second generation SPECTRUM(TM) products. As a percentage of net sales, research and development expenses in fiscal year 1995 were 7.4% compared to 8.0% in fiscal 1994. The decrease in research and development as a percentage of net sales was due to higher sales in fiscal 1995 compared to fiscal 1994.

     Selling, general and administrative expenses increased to $24.8 million in fiscal 1995 from $23.3 million in fiscal 1994. As a percentage of net sales, selling, general and administrative expenses were 16.1% in 1995, as compared with 20.1% in fiscal 1994. The decrease in selling, general and administrative expenses as a percentage of net sales is attributable to the higher sales volume in fiscal 1995. The increase in absolute dollars was principally due to the expansion of sales and sales support personnel in Asia Pacific and the Americas, as well as increases in other expenses associated with the sales function.

     In fiscal 1994, the Company recorded non-recurring charges of $27.0 million for costs related to the settlement in principle of the class action lawsuits and costs associated with the anticipated liquidation of its 45% interest in its joint venture, DMC Telecom (Malaysia) Sdn. Bhd. (DMCT (M)). See Notes 7 and 8 of Notes to Consolidated Financial Statements.

     In connection with the class action lawsuits, the Company reached an agreement in principle in fiscal 1994 under which the Company and its Directors would be released from any further liabilities. In fiscal 1994, the Company recorded a charge to earnings for the settlement of the litigation of $20.0 million, which included the settlement amount, certain attorneys' fees, estimated interest and other costs related to the litigation. The Company paid the settlement amount of the litigation and obtained the final judgement and order of dismissal of the litigation in fiscal 1995.

     The Company's write down in connection with the anticipated liquidation of DMCT (M) resulted in a charge to earnings of $7.0 million in fiscal 1994. The Company's net investment in DMCT (M) was $4.0 million, which consisted of receivables outstanding from DMCT (M) of approximately $6.0 million, reduced by a reserve of $2.0 million for deferred margin on sales to the joint venture. The Company was also the guarantor of approximately $2.0 million of DMCT (M) bank indebtedness, which was due in July 1994. This charge to earnings takes into account the full amount of the receivables, the guarantee of indebtedness to the bank, anticipated legal fees, and other charges associated with the liquidation of the joint venture, less applicable reserves. The Company settled its 45% share in the liquidation of the joint venture in fiscal 1995 by paying approximately $2.1 million, and receiving inventory and fixed assets valued at approximately $0.6 million and $0.3 million, respectively.

     Interest and other income (expense), net for fiscal 1995 was nominal compared to $1.7 million of other income in fiscal 1994, which included a $1.1 million gain on the sale of the Company's W-band product line and a $0.4 million gain on the sale of the Company's interest in the joint venture with Optical Microwave Network, Inc. (OMNI).

     Interest expense in fiscal 1995 was $0.5 million compared to $0.6 million in fiscal 1994. Interest related to the class action litigation settlement was charged to reserves previously established.

     The Company recorded an income tax provision in fiscal 1995 at an effective rate of 10% or $0.2 million, which is less than the statutory rate due to the realization of certain temporary differences.

RESULTS OF OPERATIONS 1994 Compared to 1993. Net sales increased 11.6% to $116.0 million in fiscal year 1994 from $103.9 million in fiscal year 1993. The Company reported increased sales in Asia Pacific and Europe/Africa of 26% and 10%, respectively, compared to the prior fiscal year. Total international sales for fiscal years 1994 and 1993 were 90.5% and 86.5% of total net sales, respectively.

     Cost of sales as a percentage of net sales decreased to 68.0% in fiscal 1994 from 76.6% in fiscal 1993. The improvement in cost of sales as a percentage of net sales and gross margin in fiscal 1994 reflects higher sales volume, improved utilization of manufacturing resources, and lower product costs. Also, cost of sales and gross margins in fiscal year 1993 were adversely affected by additional provisions for inventory and warranty reserves.

     Research and development expenses decreased by $0.8 million, from $10.1 million in fiscal year 1993 to $9.3 million in fiscal year 1994. As a percentage of net sales, research and development expenses in fiscal year 1994 were 8.0% compared to 9.7% in fiscal 1993. The decrease was due to the effect of the strategic restructuring implemented in the prior fiscal year, resulting in a more focused product development plan which requires less research and development expense.

     Selling, general and administrative expenses increased to $23.3 million in fiscal 1994 from $21.6 million in fiscal 1993. As a percentage of net sales, selling, general and administrative expenses were 20.1% in 1994, as compared with 20.8% in fiscal 1993. The decrease in selling, general and administrative expenses as a percentage of net sales was attributable to the higher sales volume in fiscal 1994. The increase in absolute dollars was principally due to the expansion of sales and sales support personnel in Asia Pacific and other expenses associated with the sales function.

     The Company recorded non-recurring charges of $27.0 million for costs related to the settlement in principle of the class action lawsuits and costs associated with the anticipated liquidation of its 45% interest in the joint venture, DMCT (M) as explained previously. See Notes 7 and 8 of Notes to Consolidated Financial Statements.

     Interest and other income (expense), net for fiscal 1994 was $1.7 million of income compared to $1.8 million of income in fiscal 1993. Interest expense in fiscal 1994 was $0.6 million, or $0.5 million lower than the fiscal 1993 amount of $1.1 million. This reduced expense was due to lower borrowings from an existing line of credit in fiscal 1994 and the lower interest rate associated therewith.

     The Company recorded an income tax provision in fiscal 1994 of $1.1 million, which results primarily from the writedown of a previously recorded deferred tax asset.


LIQUIDITY AND CAPITAL RESOURCES Total assets at March 31, 1995 increased by approximately $18.6 million from March 31, 1994. This increase was due principally to increases in accounts receivable of $5.3 million and inventories of $11.4 million. The increase in accounts receivable was primarily due to the higher sales level in the fourth quarter of fiscal 1995, as compared to the fourth quarter of fiscal 1994. Inventories increased because of lower than expected sales in the fourth quarter of fiscal 1995, anticipation of higher manufacturing and shipping levels in the coming fiscal year, and delay in the SPECTRUM(TM) II product shipments. The inventory buildup resulted in an increase in accounts payable of $5.1 million to $26.4 million at March 31, 1995 from $21.3 million at March 31, 1994. See Note 2 of Notes to Consolidated Financial Statements.

     Total liabilities increased by $12.6 million from $55.4 million in fiscal year 1994 to $68.0 million in fiscal year 1995. This increase was principally the result of increased borrowings of $11.7 million under lines of credit with banks and a credit company, a $8.9 million note payable with a financial institution, increases of $5.1 million in accounts payable, and an increase of $7.5 million in deferred revenue and accrued contract obligations. See Note 2 of Notes to Consolidated Financial Statements. These increases were offset by the reduction of accrued litigation settlement. The Company's outstanding debt under credit agreements and notes payable increased in fiscal year 1995 due to: (1) additional working capital requirements of $9.3 million caused by increased operations, and (2) payments totaling approximately $20.0 million related to the settlement of stockholders' lawsuits (See Note 8 of Notes to Consolidated Financial Statements). The note payable and the lines of credit require that the Company maintain certain financial covenants, including minimum tangible net worth and profitability requirements. As of March 31, 1995, the Company was in compliance with these covenants, as amended.

     At March 31, 1995, the Company's principal sources of liquidity consisted of $1.9 million in cash and revolving bank credit facilities that provide up to $35.0 million in credit, of which approximately $13.0 million was available. At March 31, 1995, $11.7 million was outstanding under these lines. See Notes 1 and 3 of Notes to Consolidated Financial Statements.

     The Company expects to require additional financing, including possibly equity financing, in fiscal year 1996 to provide liquidity and to maintain compliance with covenants in existing credit agreements. Management believes that additional financing can be obtained; however, there can be no assurance that financing will be available to meet future needs or that the Company will continue to maintain compliance with its debt covenants. In the event that additional financing is not available, management will implement plans to reduce the Company's cash requirements through a combination of reductions in working capital expenditures, equipment purchases and operating expenditures. Management believes these plans combined with existing cash balances and other sources of liquidity will be sufficient to maintain compliance with existing loan covenants and enable the Company to meet its cash requirements through fiscal 1996. However, there can be no assurance that the Company can implement these plans or that it can do so without adversely impacting the Company's operations.

     The Company leases certain property, equipment, and facilities under operating and capital leases. Rent expense under the operating leases was approximately $3.5 million in fiscal 1995. See Note 4 of Notes to Consolidated Financial Statements.

FACTORS THAT MAY AFFECT FUTURE FINANCIAL RESULTS Bookings for fiscal 1995 consisted of orders of $175.0 million shippable within a twelve month period, compared to orders of $133.0 million in fiscal 1994. The Company's backlog at March 31, 1995 was approximately $93.2 million, as compared with approximately $71.8 million at March 31, 1994. Approximately $15.6 million of the Company's backlog at March 31, 1995 was attributable to orders under the E-Plus contract.

     The Company believes that increases in new orders are contingent upon, among other factors, its ability to compete effectively in world markets, and to develop and manufacture products that meet the needs of these markets. Because of the timing of orders, delivery intervals, customer and product mix, and the possibility of changes in delivery schedules and additions to or cancellations of orders, the Company's backlog may not be representative of actual sales for any succeeding period.

     The Company's profitability in fiscal 1996 will be affected by its ability to deliver in large quantities the Company's SPECTRUM(TM) II products, which carry higher margins than the current product line. Acceptance tests of the SPECTRUM(TM) II product under the E-Plus contract have not yet been completed. Under the contract with E-Plus, continued delays could result in the imposition on the Company of additional penalties, costs, and/or the cancellation of orders.
To the extent that SPECTRUM(TM) II equipment is delivered later than currently scheduled, the Company's obligation to deliver substantially discounted interim equipment could be increased. See Note 9 of Notes to Consolidated Financial Statements. The contract with E-Plus is described more fully in the Company's Annual Report on Form 10-K.

     The Company's revenues are generated principally from the sale of products and systems that have a long sales cycle but short delivery requirements. A single order can represent a significant percentage of the Company's sales for any quarter. In addition, a substantial portion of shipments may occur near the end of each quarter. Accordingly, the Company's interim results are difficult to predict and delays in product delivery or closing of a sale can cause revenues and net income to fluctuate significantly from anticipated levels.

     The telecommunications industry is characterized by rapid technological change, frequent new product introductions, increasingly lower cost solutions, and evolving industry standards. In addition, customers in the telecommunications industry expect shorter product development and manufacturing cycles, and less expensive, higher performance and smaller sized products. The Company's future success will depend upon its ability to address the increasingly sophisticated needs of its customers by enhancing its current products, by developing and introducing on a timely basis new products that keep pace with technological developments and emerging industry standards, and by providing such products at competitive prices. As discussed above, the SPECTRUM(TM) II product line is material to the Company from the standpoint of its competitive position.

     There can be no assurance that the Company will be successful in developing and marketing future products, that the Company will not experience difficulties that could further delay or prevent the successful development, introduction, and sale of these products, or that these products will adequately meet the requirements of the marketplace and achieve market acceptance.

     No assurance can be given regarding future financial results as such results are dependent upon many factors, including economic and competitive conditions, incoming order levels, shipment volumes, product margins, and foreign exchange rates.

SELECTED CONSOLIDATED FINANCIAL DATA

Years Ended March 31,                             1995          1994           1993           1992          1991
- ------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:

Net sales                                    $ 153,650     $ 116,010      $ 103,937      $  86,097     $ 130,779
Net income (loss)                            $   1,982     $ (22,495)     $  (6,708)     $(19,670)     $   3,765
Net income (loss) per share                  $    0.14     $   (1.81)     $   (0.55)     $  (1.64)     $    0.30

CONSOLIDATED BALANCE SHEETS DATA:
Total assets                                 $ 102,585     $  84,003      $  72,990      $  87,213     $ 108,472
Long-term liabilities                        $   6,362     $     459      $     201      $     629     $     921
- ------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS


March 31,                                                     1995           1994
- ---------------------------------------------------------------------------------------
(In thousands, except share and per share amounts)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                   $   1,919      $   3,362
Restricted cash                                                 1,100          1,300
Accounts receivable, net of allowance of
   $1,413 in 1995 and $3,240 in 1994                           32,513         27,196
Inventories                                                    46,732         35,340
Tax refund receivable                                           1,820          2,598
Other current assets                                            4,524          2,794
                                                            ---------      ---------
   Total current assets                                        88,608         72,590
                                                            ---------      ---------
PROPERTY AND EQUIPMENT:
Machinery and equipment                                        32,450         28,442
Land and buildings                                              1,262          1,255
Furniture and fixtures                                          6,668          5,459
Leasehold improvements                                          2,139          1,843
                                                            ---------      ---------
                                                               42,519         36,999
Accumulated depreciation and amortization                     (28,542)       (25,586)
                                                            ---------      ---------
Net property and equipment                                     13,977         11,413
                                                            ---------      ---------
                                                            $ 102,585      $  84,003
                                                            =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Lines of credit                                             $  11,731      $      --
Current maturities of note payable                              3,333             --
Current maturities of capital lease obligations                   776            504
Accounts payable                                               26,373         21,274
Income taxes payable                                            1,629          1,474
Accrued litigation settlement                                      --         19,900
Other accrued liabilities                                      17,770         11,788
                                                            ---------      ---------
   Total current liabilities                                   61,612         54,940

LONG-TERM LIABILITIES:
Note payable, net of current maturities                         5,556             --
Capital lease obligations, net of current maturities              806            459
                                                            ---------      ---------
   Total liabilities                                           67,974         55,399
                                                            ---------      ---------
COMMITMENTS AND CONTINGENCIES (NOTES 4 AND 7)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 5,000,000 shares
   authorized; none outstanding                                    --             --
Common stock, $.01 par value; 30,000,000 shares
   authorized; 13,467,693 shares in 1995 and 12,823,709
   shares in 1994 issued and outstanding                          135            128
Additional paid-in capital                                     44,313         40,295
Accumulated deficit                                            (9,837)       (11,819)
                                                            ---------      ---------
   Total stockholders' equity                                  34,611         28,604
                                                            ---------      ---------
                                                            $ 102,585      $  84,003
                                                            =========      =========

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended March 31,                          1995           1994           1993
- --------------------------------------------------------------------------------------
(In thousands, except per share amounts)

NET SALES                                    $ 153,650      $ 116,010      $ 103,937
COST OF SALES                                  114,760         78,874         79,622
                                             ---------      ---------      ---------
   Gross profit                                 38,890         37,136         24,315
                                             ---------      ---------      ---------
OPERATING EXPENSES:
Research and development                        11,379          9,316         10,086
Selling, general and administrative             24,763         23,338         21,641
Non-recurring charges                               --         27,000             --
                                             ---------      ---------      ---------
   Total operating expenses                     36,142         59,654         31,727
                                             ---------      ---------      ---------
   Income (loss) from operations                 2,748        (22,518)        (7,412)
OTHER INCOME (EXPENSE):

Interest and other income (expense), net           (16)         1,718          1,768
Interest (expense)                                (530)          (603)        (1,064)
                                             ---------      ---------      ---------
   Income (loss) before provision
      for income taxes                           2,202        (21,403)        (6,708)
PROVISION FOR INCOME TAXES                         220          1,092             --
                                             ---------      ---------      ---------
      Net income (loss)                      $   1,982      $ (22,495)     $  (6,708)
                                             =========      =========      =========
NET INCOME (LOSS) PER SHARE                  $    0.14      $   (1.81)     $   (0.55)
                                             =========      =========      =========
WEIGHTED AVERAGE NUMBER OF COMMON AND
   COMMON EQUIVALENT SHARES OUTSTANDING         13,845         12,448         12,090

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                        Retained
                                               Common Stock           Additional        Earnings         Total
Years Ended March 31, 1995, 1994,        -------------------------      Paid-In      (Accumulated     Stockholders'
and 1993                                   Shares        Amount         Capital        Deficit)          Equity
- ------------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)

BALANCE, MARCH 31, 1992                  11,999,414     $   120        $   35,500     $   17,384      $   53,004

Stock options exercised                     133,550           1                38             --              39
Net loss                                         --          --                --         (6,708)         (6,708)
                                         ----------     -------        ----------     ----------      ----------
BALANCE, MARCH 31, 1993                  12,132,964         121            35,538         10,676          46,335

Stock options exercised                     690,745           7             3,995             --           4,002
Tax benefits related to
   employee stock transactions                   --          --               762             --             762
Net loss                                         --          --                --        (22,495)        (22,495)
                                         ----------     -------        ----------     ----------      ----------
BALANCE, MARCH 31, 1994                  12,823,709         128            40,295        (11,819)         28,604

Stock options and warrants exercised        643,984           7             4,018             --           4,025
Net income                                       --          --                --          1,982           1,982
                                         ----------     -------        ----------     ----------      ----------
BALANCE, MARCH 31, 1995                  13,467,693     $   135        $   44,313     $   (9,837)     $   34,611
                                         ==========     =======        ==========     ==========      ==========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 31,                                        1995          1994          1993
- -------------------------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                          $  1,982      $(22,495)     $ (6,708)
Adjustments to reconcile net income (loss) to net cash
   provided by (used for) operating activities:
   Depreciation and amortization                              6,356         6,448         7,696
   Provision for non-recurring charges                           --        27,000            --
   Provision for uncollectible accounts                         276           300           650
   Provision for inventory reserves                             958           117         5,715
   Provision for warranty reserves                            1,911         1,285         2,895
   Equity in income of joint ventures                            --            --           195
   Gain on sale of product lines                                 --        (1,089)       (2,144)
   Gain on sale of investment in OMNI                            --          (371)           --
   Changes in assets and liabilities:
      (Increase) decrease in restricted cash                    200           281        (1,423)
      (Increase) decrease in accounts receivable             (5,774)       (6,880)       (2,414)
      (Increase) decrease in inventories                    (12,212)      (13,232)        5,632
      (Increase) decrease in tax refund receivable              778         1,691         1,283
      (Increase) decrease in deferred income taxes               --           960         2,240
      (Increase) decrease in receivable from DMC
         Telecom (Malaysia) Sdn. Bhd                             --            --        (2,969)
      (Increase) decrease in other current assets            (1,503)          (73)          959
      Increase (decrease) in accounts payable                 5,398        13,607         2,973
      Increase (decrease) in income taxes payable               168             9          (203)
      Increase (decrease) in accrued litigation             (19,900)           --            --
      Increase (decrease) in other accrued liabilities        4,119          (766)       (3,609)
                                                           --------      --------      --------
         Net cash provided by (used for)
            operating activities                            (17,243)        6,792        10,768
                                                           --------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                           (8,111)       (5,864)       (4,465)
Proceeds from sale of property and equipment                     --            24           134
Proceeds from sale of product line                               --            --         1,600
                                                           --------      --------      --------
         Net cash used for investing activities              (8,111)       (5,840)       (2,731)
                                                           --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from banks                                        36,744        21,858        78,419
Repayments to banks                                         (16,124)      (23,084)      (83,033)
Payments of note payable to MTI                                  --        (3,075)       (1,025)
Payments of capital lease obligations                          (695)         (946)         (745)
Sale of common stock                                          4,025         4,002            39
                                                           --------      --------      --------
         Net cash provided by (used for)
            financing activities                             23,950        (1,245)       (6,345)
                                                           --------      --------      --------
Effect of Exchange Rate Changes on Cash                         (39)         (146)          (45)
                                                           --------      --------      --------
Net Increase (Decrease) in Cash and Cash Equivalents         (1,443)         (439)        1,647
Cash and Cash Equivalents at Beginning of Year                3,362         3,801         2,154
                                                           --------      --------      --------
Cash and Cash Equivalents at End of Year                   $  1,919      $  3,362      $  3,801
                                                           ========      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  BUSINESS AND RISK FACTORS
- -------------------------------------------------------------------------------

Digital Microwave Corporation (the "Company") designs, manufactures and markets high-performance digital microwave equipment for a wide variety of short- and medium-haul communications applications worldwide. As a result of increased working capital requirements, payments related to the settlement of the shareholders' lawsuit, and low profitability levels in fiscal 1995, the Company's liquidity has declined. The Company expects to require additional financing, including possibly equity financing, in fiscal year 1996 to provide liquidity and to maintain compliance with covenants in existing credit agreements. Management believes that additional financing can be obtained; however, there can be no assurance that financing will be available to meet future needs or that the Company will continue to maintain compliance with its debt covenants. See discussion of "Liquidity and Capital Resources" and "Factors That Might Affect Future Financial Results" within Management's Discussion and Analysis of Financial Condition and Results of Operations.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- -------------------------------------------------------------------------------

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Digital Microwave Corporation and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH. The Company is required to segregate and maintain certain cash balances as security for letters of credit provided to secure performance or bid bonds under some of the Company's revenue contracts. As of March 31, 1995 and 1994, the Company was required to segregate and maintain $1.1 million and $1.3 million, respectively, which are included as restricted cash in the accompanying consolidated balance sheets.

ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO 115. Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". There was no effect on the Company's financial position or results of operations due to the adoption of this statement. As of March 31, 1995, the Company's investments subject to the provisions of SFAS No. 115 were not material.

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURES. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:


Years Ended March 31,               1995              1994             1993
- ------------------------------------------------------------------------------
(In thousands)
Interest                          $  1,556         $     603        $   1,020
Income taxes                      $     62         $     245        $   1,011
- ------------------------------------------------------------------------------

The following non-cash transactions occurred during the years ended:


March 31,                                                     1995       1994       1993
- ------------------------------------------------------------------------------------------
(In thousands)
Tax benefit related to employee stock transactions            $   --     $  762     $   --
Property purchased under capital leases                       $1,314     $  966         --
Conversion of accounts payable to notes payable for MTI       $   --         --     $4,100
Reduction of accounts payable to MTI in connection
   with the sale of the W-band product line                   $   --         --     $4,608
Reduction of accounts payable to MTI in
   connection with the sale of OMNI (See Note 7)              $   --     $  400     $   --
- ------------------------------------------------------------------------------------------

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market where cost includes material, labor and manufacturing overhead. Inventories consisted of:

March 31,                                              1995              1994
- ------------------------------------------------------------------------------------------
(In thousands)

Raw materials                                          $16,506          $ 12,889
Work in process                                         20,977            15,885
Finished goods                                           9,249             6,566
                                                       -------          --------
                                                       $46,732          $ 35,340
                                                       =======          ========
- ------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT. Property and equipment is stated at cost. Depreciation and amortization are provided using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from two to forty years) or the lease term. Included in property and equipment are assets held under capital leases with a cost of $2,503,000 and $4,227,000 for fiscal years 1995 and 1994, respectively. Accumulated amortization on leased assets was $712,000 and $2,345,000 as of March 31, 1995 and 1994, respectively.

OTHER ACCRUED LIABILITIES.  Other accrued liabilities included the following:

March 31,                                                 1995              1994
- ------------------------------------------------------------------------------------------
(In thousands)

Accrued contract obligations (See Note 9)              $ 4,045           $    --
Deferred revenue                                         3,431                --
Customer deposits                                        1,095             2,059
Accrued warranty                                         3,075             2,423
Closing costs - DMC TeleCom (Malaysia) Sdn. Bhd.
   (See Note 7)                                          1,029             3,123
Other                                                    5,095             4,183
                                                       -------           -------
                                                       $17,770           $11,788
                                                       =======           =======
- -----------------------------------------------------------------------------------------


     Accrued contract obligations primarily relate to product and other equipment to be provided to E-Plus, as well as estimated discounts on shipments of interim equipment and other customer obligations.

     Deferred revenue as of March 31, 1995 consists principally of shipments of interim equipment to E-Plus, that are subject to a right of return.

FOREIGN CURRENCY TRANSLATION. The functional currency of the Company's subsidiaries is the U.S. dollar. Accordingly, all of the monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are remeasured at historical rates. Sales and expenses are remeasured at the average exchange rate prevailing during the period. Gains and losses resulting from the remeasurement of the subsidiaries' financial statements are included in the consolidated statements of operations.

     Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying consolidated statements of operations. Realized gains and losses on foreign exchange contracts designated as hedges are included in income or expense when the underlying transaction occurs. For fiscal years ended March 31, 1995, 1994, and 1993, the aggregate net foreign exchange loss was $39,000, $198,000, and $531,000, respectively.

CONCENTRATION OF CREDIT RISK. Trade receivables concentrated with certain customers and in certain geographic locations potentially subject the Company to concentration of credit risk. In addition to sales in Western Europe and North America, the Company actively markets and sells products in the Far East, Eastern Europe and the Americas. During fiscal 1995, Mexico experienced a significant decline in the value of the peso. At March 31, 1995, the Company's trade receivables from Mexican customers, which are denominated in U.S. dollars, totaled $2.6 million.

REVENUE RECOGNITION. Revenue from product sales is generally recognized upon shipment. Service revenue, which is less than 10% of net revenue for each of the three fiscal years presented, is recognized once the related services are performed.

PRODUCT WARRANTY. The Company provides, at the time of sale, for the estimated cost to repair or replace products under warranty.

RESEARCH AND DEVELOPMENT. All research and development costs are expensed as incurred.

NET INCOME (LOSS) PER SHARE. Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Net loss per share is computed using only the weighted average number of common shares outstanding during the period. Common equivalent shares are excluded in the calculation of the net loss per share because their effect would be antidilutive.

NOTE 3. CREDIT ARRANGEMENTS
- -------------------------------------------------------------------------------

In April 1995, the Company extended its $20.0 million credit facility with a U.S. bank and a credit company to June 30, 1996. Borrowings bear interest at the prime rate (9% as of March 31, 1995) plus 1H% per annum, and are secured by certain assets of the Company. The agreement requires the Company to maintain certain financial covenants, including minimum tangible net worth and profitability requirements. At March 31, 1995, $7.0 million was outstanding under this credit facility, and $13.0 million of credit was available based on the underlying collateral.

     In March 1995, the Company obtained a working capital line of credit of $15.0 million from a U.S. bank guaranteed by the Export-Import Bank of the United States. Borrowings under this line bear interest at the prime rate plus 1H% per annum, and are secured by certain receivables and inventories. The agreement requires the Company to maintain a minimum level of tangible net worth. At March 31, 1995, $4.7 million was outstanding under this line, which was the maximum credit available on that date based on the underlying collateral. The line of credit expires on February 19, 1996, and any outstanding amounts are due on August 28, 1996.

     In October 1994, the Company entered into a three year, $10.0 million promissory note, payable to a financing company in equal monthly installments of approximately $278,000. This note is secured by all equipment located in San Jose, California that is owned by the Company. The promissory note bears interest at prime plus 2-1/4% per annum. The agreement requires the Company to maintain certain financial covenants, including minimum net worth and profitability requirements. At March 31, 1995, the outstanding balance under this note was $8.9 million.

     The above agreements contain cross-default provisions. At March 31,1995, the Company was in compliance with all of the financial covenants required under the above credit arrangements, as amended.

NOTE 4.  LEASE COMMITMENTS
- --------------------------------------------------------------------------------
The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under noncancelable operating and capital leases, which expire at various periods through 2003. At March 31, 1995, future minimum payment obligations under these leases were as follows:

Years Ending March 31,                                                   Capital        Operating
- --------------------------------------------------------------------------------------------------
(In thousands)

1996                                                                    $    927         $  2,147
1997                                                                         662            1,867
1998                                                                         220            1,797
1999                                                                          --            1,771
2000  -                                                                       --            1,771
2001 and beyond                                                               --            4,273
                                                                        --------         --------
   Future minimum lease payments                                           1,809          $13,626
                                                                                         ========
Less-amount representing interest (9% to 14%)                               (227)
                                                                        --------
Present value of future minimum lease payments                             1,582
Less-current maturities                                                      776
                                                                        --------
Long-term lease obligations                                             $    806
                                                                        ========
- --------------------------------------------------------------------------------------------------


Rent expense under operating leases was approximately $3,458,000, $2,892,000, and $5,133,000 for the years ended March 31, 1995, 1994, and 1993, respectively.

NOTE 5. INCOME TAXES
- --------------------------------------------------------------------------------
Through March 31, 1993, the Company accounted for income taxes pursuant to Accounting Principles Board (APB) Opinion 11. Effective April 1, 1993, the
Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes".

     The domestic and foreign components of income (loss) before provision for income taxes were as follows:


Years Ended March 31,                                     1995              1994             1993
- --------------------------------------------------------------------------------------------------
(In thousands)

Domestic                                             $   1,182          $(19,864)       $  (5,810)
Foreign                                                  1,020            (1,539)            (898)
                                                     ---------          --------        ---------
                                                     $   2,202          $(21,403)       $  (6,708)
                                                     =========          ========        =========
- --------------------------------------------------------------------------------------------------

The provision for income taxes consisted of the following:

Years Ended March 31,                                     1995              1994             1993
- --------------------------------------------------------------------------------------------------
(In thousands)
CURRENT:
   Federal                                           $     220        $       95      $        --
   State                                                    --                --               --
   Foreign                                                  --                37             (101)
                                                    ----------         ---------      -----------
      Total current                                        220               132             (101)
                                                    ----------         ---------      -----------
DEFERRED (PREPAID):
   Federal                                                  --               960              101
   State                                                    --                --               --
   Foreign                                                  --                --               --
                                                    ----------         ---------      -----------
      Total deferred (prepaid)                              --               960              101
                                                    ----------         ---------      -----------
                                                    $      220         $   1,092      $        --
                                                    ==========         =========      ===========

Deferred (prepaid) income taxes result from differences in the timing of certain expense items for tax and financial reporting purposes. The tax effect of these differences for the years reported under APB No. 11 were as follows:


Year Ended March 31,                                                                         1993
- ---------------------------------------------------------------------------------------------------
(In thousands)

Restructuring reserves                                                                 $      539
Warranty and other reserves and accruals not currently deductible                             413
Tax (under) over book depreciation                                                           (374)
Effect of timing differences benefitted in prior years                                       (571)
Other                                                                                          94
                                                                                       ----------
                                                                                       $      101
                                                                                       ==========
- ---------------------------------------------------------------------------------------------------

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

Years Ended March 31,                                     1995              1994             1993
- ---------------------------------------------------------------------------------------------------
(In thousands)

Expected tax (benefit)                                   $  749         $  (7,277)       $  (2,281)
Change in valuation allowance                              (624)            8,883               --
Foreign taxes incurred                                       --                37               --
Foreign tax credit                                           --                --               61
Domestic loss which resulted in no current tax benefit       --                --            2,220
Other                                                        95              (551)              --
                                                         ------         ---------        ---------
                                                         $  220         $   1,092        $      --
                                                         ======         =========        =========
- ---------------------------------------------------------------------------------------------------

The major components of the net deferred tax asset consisted of the following:

March 31,                                                 1995              1994
- ---------------------------------------------------------------------------------------------------
(In thousands)

Inventory reserves                                   $   1,820        $      942
Depreciation and asset basis differences                   808               838
Warranty reserves                                        1,183               952
Bad debt reserves                                          842             2,057
Restructuring reserves                                     271               373
Net operating loss carryforwards                         6,785               563
Accrued lawsuit settlement                                  --             7,499
Tax credits                                              2,764             1,739
Other                                                    1,075             1,209
                                                     ---------        ----------
                                                        15,548            16,172
Less: Valuation reserve                                (15,548)          (16,172)
                                                     =========        ==========
                                                     $      --        $       --
                                                     =========        ==========
- ---------------------------------------------------------------------------------------------------

   The net operating loss carryforwards totaling $21.5 million will expire at various dates from 2007 through the year 2010, and tax credit carryforwards will expire at various dates from 2006 through the year 2010.

NOTE 6. COMMON STOCK
- --------------------------------------------------------------------------------
STOCK OPTION PLANS. The Company's 1984 Stock Option Plan provides for the grant of both incentive and nonqualified stock options to key employees and certain independent contractors of the Company. At March 31, 1995, options to purchase 1,197,705 common shares were outstanding under the 1984 Plan, of which 337,000 options were exercisable. As a result of the adoption of the 1994 stock incentive plan, there will be no future grants under the 1984 Plan.

     In July 1994, the stockholders approved the 1994 Stock Incentive Plan. The 1994 Plan authorizes 900,000 shares of common stock to be reserved for issuance over a ten year term. This share reserve will automatically increase on the first trading day of each calendar year for five years after the adoption of the 1994 Plan, beginning with the 1995 calendar year, by an amount equal to one percent (1%) of the total number of shares of common stock outstanding, but in no event will any such annual increase exceed 150,000 shares.

     The 1994 Plan contains: (i) a discretionary grant program for key employees and consultants whereby options generally vest over five years and expire after 10 years, (ii) an automatic grant program for non-employee Board members, whereby options vest over three years and expire after 10 years, (iii) a salary reduction grant program under which key employees may elect to have a portion of their base salary reduced each year in return for stock options, (iv) a stock fee program under which the non-employee Board members may elect to apply all or a portion of their annual retainer fee to the acquisition of shares of common stock, and (v) a stock issuance program under which eligible individuals may be issued shares of common stock as a bonus tied to their performance of services or the Company's attainment of financial milestones, or pursuant to their individual elections to receive such shares in lieu of base salary. The implementation and use of any of these equity incentive programs (other than the automatic grant program and the stock fee program) is within the sole discretion of the Compensation Committee of the Board.

     At March 31, 1995, options to purchase 266,000 shares had been granted under the 1994 Plan, none of which were exercisable. The Company has reserved approximately 2,098,000 shares for issuance under these plans.

The following table summarizes the Company's stock option activity:


                                                                Number               Option Price
                                                              of Shares                 per Share
- ---------------------------------------------------------------------------------------------------
Outstanding at March 31, 1992                                 2,031,043            $  .06 -$18.13
   Granted                                                    2,118,237            $ 5.25 -$ 7.50
   Exercised                                                   (133,550)           $  .06 -$ 9.00
   Canceled                                                  (1,845,609)           $ 4.50 -$18.13
                                                             ----------            --------------
Outstanding at March 31, 1993                                 2,170,121            $  .06 -$11.75
   Granted                                                      253,150            $ 9.00 -$26.00
   Exercised                                                   (690,745)           $  .06 -$11.75
   Canceled                                                    (370,348)           $ 5.25 -$23.75
                                                             ----------            --------------
Outstanding at March 31, 1994                                 1,362,178            $  .22 -$26.00
   Granted                                                      855,044            $ 9.87 -$18.13
   Exercised                                                   (531,484)           $  .22 -$13.25
   Canceled                                                    (222,033)           $ 5.25 -$26.00
                                                             ----------            --------------
Outstanding at March 31, 1995                                 1,463,705            $  .50 -$26.00
                                                             ==========            ==============
- ---------------------------------------------------------------------------------------------------


STOCKHOLDERS' RIGHTS AGREEMENT. In October 1991, the Company adopted a Stockholders' Rights Agreement pursuant to which one Preferred Share Purchase Right was distributed for each outstanding share of common stock. Each Right entitles stockholders to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $50.00 upon certain events. The Rights expire on October 23, 2001, unless earlier redeemed by the Company.

     The Rights become exercisable if a person acquires 15% or more of the Company's common stock or announces a tender offer that would result in such person owning 15% or more of the Company's common stock. If the Rights become exercisable, the holder of each Right (other than the person whose acquisition triggered the exercisability of the Rights) will be entitled to purchase, at the Right's then-current exercise price, a number of shares of the Company's common stock having a market value of twice the exercise price. In addition, if the Company were to be acquired in a merger or business combination after the Rights became exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of the acquiring company having a market value of twice the exercise price. The Rights are redeemable by the Company at a price of $0.01 per Right at any time within ten days after a person has acquired 15% or more of the Company's common stock.

NOTE 7. TECHNOLOGY DEVELOPMENT, MANUFACTURING AND RELATED AGREEMENTS

MICROELECTRONICS TECHNOLOGY, INC. (MTI). The microwave integrated circuit subassemblies which are key components in the Company's microwave radio products are supplied primarily by MTI, which manufactures such subassemblies in Taiwan.

     In 1984, the Company entered into a development agreement and stock purchase agreement with MTI. The agreements include provisions which enable MTI to perform development engineering work and to manufacture subassemblies for the Company's products.

     Under the development agreement, MTI has the right to manufacture up to 75% of the Company's production requirements for microwave integrated circuit subassemblies designed by MTI for the Company as long as MTI is able to meet cost, quality and delivery standards available to the Company from other sources. The agreement also provides MTI with a right to manufacture certain of the Company's microwave products if the Company decides to subcontract the manufacturing of these products. The agreement may be terminated by either party only in the event of a breach by the other.

     The Company did not incur any development costs for work performed by MTI under this agreement in fiscal 1995, 1994 and 1993.

     Purchases of subassemblies from MTI totaled approximately $23,509,000, $15,636,000, and $10,712,000 for the fiscal years ended March 31, 1995, 1994, and 1993, respectively. Trade accounts payable to MTI at March 31, 1995 and 1994 were $6,507,000 and $4,305,000, respectively.

     In October 1987, the Company and MTI entered into a Technology Transfer and Marketing Agreement whereby the Company granted MTI a license to manufacture, use and market certain of the Company's products in the Republic of China (Taiwan). For fiscal years 1995, 1994, and 1993, sales to MTI under this agreement were $1,031,000, $2,146,000, and $550,000, respectively. In addition, amounts due from MTI at March 31, 1995 and 1994 were $61,800 and $113,000, respectively.

     In fiscal 1993, in connection with a financing agreement, the Company issued MTI warrants for the purchase of 112,500 shares of common stock at $6.50 per share. During fiscal 1995, MTI exercised all of these warrants.

OPTICAL MICROWAVE NETWORKS, INC. (OMNI). In fiscal 1989, the Company and MTI entered into a joint venture to form Optical Microwave Networks Inc. (OMNI) to manufacture integrated circuits in the United States. The Company invested $400,000 for a 20% interest in OMNI and accounted for this investment using the equity method of accounting. The Company sold its interest in OMNI to MTI for $400,000, thereby realizing a gain of $371,000 during fiscal 1994. OMNI has continued to supply products and services to the Company. During fiscal 1995, 1994, and 1993, purchases of components from OMNI totaled approximately $6,239,000, $6,754,000, and $3,129,000, respectively. Trade accounts payable to OMNI as of March 31, 1995 and 1994 were $1,521,000 and $1,302,000, respectively.

SALE OF PRODUCT LINES. During fiscal 1993, the Company sold its fiber optic product line and W-Band product line to Microelectronics Technology Inc. (MTI) for total proceeds of $6.2 million, of which $1.6 million was paid in cash and the remainder was remitted through a reduction of the Company's trade payable to MTI. The total net gain resulting from the sale of these product lines of $3.2 million was recognized in other income as the transfer of technology related to these product lines was completed. In fiscal 1994 and 1993, the Company recognized $1.1 million and $2.1 million of total gain, respectively.

DMC TELECOM (MALAYSIA) SDN. BHD. In February 1991, the Company, together with Alpine Resources Sdn. Bhd. and Superior Communications Sdn. Bhd., both Malaysian corporations, formed a Malaysian corporation called DMCT(M). The Company invested $739,000 for a 45% interest and accounted for this investment using the equity method of accounting. In conjunction with this investment, the Company entered into a Technology Transfer Agreement with DMCT(M) wherein DMCT(M) was given specific license to manufacture and sell, as well as resell, certain of the Company's products in Malaysia, Brunei, Singapore, Thailand, Philippines, and Indonesia.

     In connection with the Company's investment in DMCT(M), the Company guaranteed up to approximately $2 million of the joint venture's debt under the joint venture's line of credit agreement with a Malaysian bank, which was due in July 1994.

     In the quarter ended December 31, 1993, due to the continuing decline of the financial viability of DMCT(M) and disputes regarding collection of the outstanding receivables, the Company recorded a non-recurring charge of $7.0 million associated with the anticipated liquidation of its 45% interest in DMCT(M). The charge related to a write-off of the Company's receivables from the joint venture of $5,966,000, net of $1,957,000 of deferred margin previously accrued, and an accrual for other related liabilities, including the Company's guarantee of approximately $2 million of the joint venture's line of credit, anticipated legal fees and other charges associated with the liquidation of the joint venture.

     On December 23, 1994, the Company reached agreement with the shareholders of DMCT(M). The Company paid approximately $2.1 million for its 45% share of the costs of liquidating the joint venture, and received inventory and fixed assets valued at approximately $600,000 and $300,000, respectively.

NOTE 8.  NON-RECURRING CHARGES
- --------------------------------------------------------------------------------
During the third quarter of fiscal 1994, the Company and its Directors agreed to a settlement in principle of six class action lawsuits alleging securities law violations. The total charge for the settlement was $20.0 million, including the settlement amount, attorneys' fees, interest, and other related costs. The final payment under the settlement agreement was made in fiscal year 1995, and a final judgement and order of dismissal was received from the United States District Court of Northern California.

     Also, during the third quarter of fiscal 1994, the Company recorded a non-recurring charge of $7 million relating to the write off of the Company's receivable from the joint venture, DMCT(M).

NOTE 9.  CUSTOMER AGREEMENT
- --------------------------------------------------------------------------------
In November 1993, the Company entered into an agreement with Siemens AG to supply SPECTRUM(TM) II digital microwave radios to E-Plus Mobilfunk GmbH. As of March 31, 1995, the Company had not met its product acceptance or delivery schedule, and, as a result, recorded significant reserves for product discounts on interim equipment and other related costs (See Note 2 - Other Accrued Liabilities). The Company is working closely with Siemens AG and E-Plus to resolve the remaining issues precluding the acceptance. At March 31, 1995, the Company had recorded reserves for estimated obligations under this contract. However, there can be no assurance that the Company will meet its remaining commitments under this contract and not incur additional significant penalties. If the Company does not meet its current delivery commitments under the contract, the customer can continue to order interim equipment at a substantial discount, and can cancel the contract or individual orders.

NOTE 10.  INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION
- --------------------------------------------------------------------------

The Company operates in a single industry segment, the design and manufacture of short- and medium-haul digital transmission products.

     The following table summarizes customers accounting for more than 10% of net sales in the fiscal years ended:


March 31,                                                  1995              1994             1993
- ---------------------------------------------------------------------------------------------------
American Telephone & Telegraph Co.                           --               10%              21%
Mercury Communications Ltd.                                  --               11%               6%
- ---------------------------------------------------------------------------------------------------


Export sales from the United States to unaffiliated customers in fiscal 1995, 1994, and 1993 were 84%, 87%, and 84% of U.S. sales, respectively.

     Intercompany sales to the Company's foreign subsidiaries are transacted at prices comparable to those offered to unaffiliated customers, after taking into account the value-added to products and services by the subsidiaries.

Geographic information for the fiscal years ended March 31, 1995, 1994, and 1993 is as follows:


                            United                                       United
                            States          Canada        Mexico         Kingdom      Eliminations        Total
- -----------------------------------------------------------------------------------------------------------------
(In thousands)
1995
Sales to unaffiliated
   customers                $ 126,171      $   1,075      $   1,409      $  24,995             --      $ 153,650
Intercompany sales             20,287             --             --             --        (20,287)            --
                            ---------      ---------      ---------      ---------      ---------      ---------
Net sales                   $ 146,458      $   1,075      $   1,409      $  24,995      $ (20,287)     $ 153,650
                            ---------      ---------      ---------      ---------      ---------      ---------
Operating income            $   1,384      $      56      $     143      $   1,159      $       6      $   2,748
                            ---------      ---------      ---------      ---------      ---------      ---------
Identifiable assets         $ 102,687      $     314      $   1,155      $   7,269      $  (8,840)     $ 102,585
                            ---------      ---------      ---------      ---------      ---------      ---------
1994
Sales to unaffiliated
   customers                $  84,956      $   1,375      $   1,318      $  28,361             --      $ 116,010
Intercompany sales             26,961             --             --             --        (26,961)            --
                            ---------      ---------      ---------      ---------      ---------      ---------
Net sales                   $ 111,917      $   1,375      $   1,318      $  28,361      $ (26,961)     $ 116,010
                            ---------      ---------      ---------      ---------      ---------      ---------
Operating income            $ (20,995)     $    (172)     $     198      $  (1,277)     $    (272)     $ (22,518)
                            ---------      ---------      ---------      ---------      ---------      ---------
Identifiable assets         $  96,078      $     777      $   1,452      $  13,429      $ (27,733)     $  84,003
                            ---------      ---------      ---------      ---------      ---------      ---------
1993
Sales to unaffiliated
   customers                $  87,745      $   2,079      $     218      $  13,895             --      $ 103,937
Intercompany sales             11,714             --             --             --        (11,714)            --
                            ---------      ---------      ---------      ---------      ---------      ---------
Net sales                   $  99,459      $   2,079      $     218      $  13,895      $ (11,714)     $ 103,937
                            ---------      ---------      ---------      ---------      ---------      ---------
Operating income (loss)     $  (4,913)     $     (44)     $     (63)     $  (2,407)     $      15      $  (7,412)
                            ---------      ---------      ---------      ---------      ---------      ---------
Identifiable assets         $  83,337      $     834      $     259      $  10,983      $ (22,423)     $  72,990
                            ---------      ---------      ---------      ---------      ---------      ---------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF DIGITAL MICROWAVE CORPORATION:

We have audited the accompanying consolidated balance sheets of Digital Microwave Corporation (a Delaware Corporation) and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Microwave Corporation and subsidiaries as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.

San Jose, California                                 ARTHUR ANDERSEN LLP
May 8, 1995

OFFICERS

Richard C. Alberding
Co-Chief Executive Officer

Clifford H. Higgerson
Co-Chief Executive Officer

Mark A. Byington
Vice President, Engineering

Hal E. Edmondson
Vice President, Manufacturing

Timothy R. Hansen
Vice President, SPECTRUM(TM)
Business Unit

Shaun McFall
Vice President, Corporate Marketing

John P. O'Neil
Vice President, Personnel

Graham J. Powell
Vice President, Worldwide Sales

Carl A. Thomsen
Vice President and
Chief Financial Officer

DIRECTORS

Richard C. Alberding
Executive Vice President (Retired)
Hewlett-Packard Company

William E. Gibson
President, DMC Telecom

Dr. Jack M. Gill
General Partner
Vanguard Associates
A Private Venture Capital
Investment Partnership

Clifford H. Higgerson
General Partner
Communications Ventures
and Vanguard Associates
Private Venture Capital
Investment Partnerships

Billy B. Oliver
A Private Communications Consultant

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
San Jose, California

GENERAL
LEGAL COUNSEL

Brobeck, Phleger & Harrison
San Francisco, California

REGISTRAR AND
TRANSFER AGENT

Chemical Mellon
Shareholder Services
San Francisco, California

CORPORATE
HEADQUARTERS

Digital Microwave Corporation
170 Rose Orchard Way
San Jose, CA  95134
United States of America

PRINCIPAL
SUBSIDIARIES

DMC Telecom U.K. Ltd.
East Kilbride, Scotland

DMC Telecom Canada Inc.
Toronto, Canada

DMC de Mexico, S.A. de C.V.
Mexico City, Mexico

Digital Microwave de
Venezuela, C.A.
Caracas, Venezuela

DMC de Colombia
Santa Fe de Bogota, Colombia


SALES OFFICES

North American Headquarters:
San Jose, California

Norcross, Georgia

Schaumburg, Illinois

Seattle, Washington

DMC Telecom Canada Inc.
Toronto, Canada

European Headquarters:
DMC Telecom
Coventry, England

DMC Telecom
East Kilbride, Scotland

DMC Moscow
Moscow, Russia

Latin American Headquarters:
San Jose, California

DMC de Mexico, S.A. de C.V. Mexico City, Mexico

DMC de Colombia
Santa Fe de Bogota, Colombia

Asia Pacific Headquarters:
Digital Microwave Corporation
Singapore

Digital Microwave Corporation
Manila, Philippines

Digital Microwave Corporation
New Delhi, India

SEC FORM 10-K

A copy of the Company's
Annual Report to the Securities
and Exchange Commission on
Form 10-K is available without
charge by writing to:

Digital Microwave Corporation
Attn: Corporate Communications
170 Rose Orchard Way
San Jose, CA  95134

PROFILE

Digital Microwave Corporation designs, manufactures, and markets advanced, high performance digital microwave radios for short- and medium-haul communications.
- - Digital Microwave's products are capable of transmitting and receiving multiple digital lines, carrying voice, data and video signals, up to a total capacity of 45 megabits per second. - The company's comprehensive portfolio of technologically advanced products is designed for use by telecommunications operators providing PCS/PCN, mobile telephone services, and local access, as well as for use in private networks worldwide. - Digital Microwave Corporation is headquartered in San Jose, California. The company has regional sales and service headquarters in the United Kingdom, Singapore, and San Jose, with additional sales offices in Asia, Europe, Latin America, and North America. Digital Microwave has sold over 50,000 radios, with systems installed in over 55 countries.

[LOGO DIGITAL MICROWAVE CORPORATION]

170 ROSE ORCHARD WAY
SAN JOSE, CALIFORNIA 95134
PHONE: 408 943-0777
FAX: 408 944-1678

STOCK INFORMATION

The company's common stock is traded over-the-counter on the Nasdaq National Market under the symbol DMIC. The following table sets forth the high and low closing bid quotations of the company's common stock as reported by Nasdaq for the periods indicated.


Fiscal Year Ended                                   March 31, 1995             March 31, 1994
                                                High           Low          High            Low
- -------------------------------------------------------------------------------------------------
1st Quarter                                    16              8 3/4        15 1/4          8 1/2
2nd Quarter                                    18 3/4         10 1/4        17              8 3/4
3rd Quarter                                    20 5/8         11 5/8        29 3/4         16 7/8
4th Quarter                                    20 3/4         11 7/8        29 3/8         13 1/4
- -------------------------------------------------------------------------------------------------


The company has not paid dividends on its common stock and does not intend to pay dividends in the foreseeable future in order to retain earnings for use in its business. At March 31, 1995, there were approximately 325 stockholders of record.