Form 10-K, Exhibit 13
period 1996-03-31
DIGITAL MICROWAVE CORP /DE/
filed 1996-06-28
CIK 812703

                                 EXHIBIT 13.1

PROFILE

Digital Microwave Corporation designs, manufactures, and markets advanced, high-performance digital microwave radios and other short- and medium-haul communications products, systems, and services. The company's comprehensive portfolio of technologically advanced products is designed for use in cellular telephone systems, private networks, and other wireless telecommunications applications worldwide. Digital Microwave Corporation is headquartered in San Jose, California. The company has regional sales and service headquarters in the United Kingdom, Singapore, and San Jose, with additional sales offices in Asia, Europe, Latin America, and North America. Digital Microwave has sold over 60,000 radios, with systems installed in over 60 countries.

FINANCIAL HIGHLIGHTS

Years Ended March 31,                   1996             1995            1994              1993            1992
- ------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data
and number of employees)

Net sales                             $ 150,419        $ 153,650       $ 116,010        $ 103,937        $  86,097
Net income (loss)                     $  (5,955)       $   1,982       $ (22,495)       $  (6,708)       $ (19,670)
Net income (loss) per share           $   (0.40)       $    0.14       $   (1.81)       $   (0.55)       $   (1.64)
Total assets                          $  95,797        $ 102,585       $  84,003        $  72,990        $  87,213
Working capital                       $  37,456        $  26,996       $  17,650        $  35,461        $  39,183
Stockholders' equity                  $  49,735        $  34,611       $  28,604        $  46,335        $  53,004
Total employees at year-end                 576              606             538              464              490
Weighted average, common
   and common equivalent
   shares outstanding                    14,895           13,845          12,448           12,090           11,965

- ------------------------------------------------------------------------------------------------------------------


STOCK INFORMATION

The company's common stock is traded on the Nasdaq National Market under the symbol DMIC. The following table sets forth the high and low closing bid quotations of the company's common stock as reported by Nasdaq for the periods indicated.

Fiscal Year Ended                              March 31, 1996          March 31, 1995
                                              High        Low         High        Low
- ---------------------------------------------------------------------------------------

1st Quarter                                   14          9 1/2      16           8 3/4
2nd Quarter                                   14 5/8     10 3/4      18 3/4      10 1/4
3rd Quarter                                   12 5/8      9 1/2      20 5/8      11 5/8
4th Quarter                                   11 1/8      8 1/8      20 3/4      11 7/8

- ---------------------------------------------------------------------------------------

The company has not paid dividends on its common stock and does not intend to pay dividends in the foreseeable future in order to retain earnings for use in its business. At March 31, 1996, there were approximately 337 stockholders of record.

TO OUR STOCKHOLDERS

Fiscal year 1996 brought many unique changes, challenges, and opportunities to Digital Microwave Corporation. The second half of the year was especially dramatic, as the company dedicated itself to improving its financial performance and customer satisfaction, and accelerating new product introductions, particularly in the SPECTRUM(TM)II product line.

In the third quarter, we took inventory and other reserves as part of our fundamental restructuring and improvement activities. This was largely the reason we recorded a net loss of $6.0 million, or $0.40 per share, on sales of $150.4 million in fiscal year 1996, compared to net income of $2.0 million, or $0.14 per share, on sales of $153.7 million for fiscal year 1995.

While Digital Microwave recorded a loss for the year, we reported a profit of $0.02 per share in the fourth quarter of fiscal year 1996, indicating that we are beginning to realize the impact of our focus on company-wide improvements.

Orders activity increased in the second half of the year, due to the growing customer reception of our new products, and the ongoing buildup of the wireless infrastructure worldwide.

Key contract awards for the company included orders in the Philippines, the United Kingdom, the Netherlands, Malaysia, the U.S., and China. We also expanded our facility in Manila, and established a Beijing sales office, as well as a joint service and support facility with the Beijing Telecommunication Equipment Factory.

For fiscal year 1996, we received $155 million in new orders, compared to $175 million for fiscal year 1995. Orders in the second half of fiscal year 1996 were $86 million, almost 25% above the first half level of $69 million.

Our SPECTRUM(TM)II radio was approved by its first major customer, E-Plus Mobilfunk GmbH, in the second quarter of fiscal year 1996, and the 23 and 38 GHz versions of this product family began shipping in volume in that quarter. In the third quarter, we introduced 13, 15, 18, and 26 GHz frequencies in the SPECTRUM(TM)II product family, and a 2xE3 product in the QUANTUM(TM) line. By the end of fiscal year 1996, we had shipped SPECTRUM(TM)II radios to 20 countries.

In the fourth quarter, we announced a software-controlled MMIC (Microwave Monolithic Integrated Circuit) multiplier transceiver, which we are shipping in our SPECTRUM(TM)II radios. We believe the company's product portfolio is now one of the most complete in the industry, and that we offer the latest and best technology to meet our customers' needs.

Key to Digital Microwave's long-term sustained success is our ongoing process analysis and change. Company-wide programs were initiated this past fiscal year to improve our fundamental operating processes, especially in the areas of engineering and manufacturing. These process reviews are designed to provide basic changes to the way we operate. We achieved some immediate results, including manufacturing yield breakthroughs, and significantly increased capacity in the factory.

Our San Jose, California facility received registration to the ISO 9001-94 standard. This is an upgrade for Digital Microwave, which received its original registration in November, 1993. We are proud of this achievement, which helps demonstrate our continuing commitment to quality.

During the second quarter, Digital Microwave raised $19.1 million with a private placement of common stock, and used these funds to reduce long-term debt and vendor obligations. In addition, through an ongoing focus on working capital utilization, the company's balance sheet position improved significantly during fiscal year 1996, and is now in its best position in some time.

In addition to my joining the company in mid-year, we made several key additions to our management team during fiscal year 1996. Frank Carretta, Jr. joined the company as Vice President of Worldwide Sales and Service, Jack Hillson joined as Vice President and General Manager of the QUANTUM(TM)/Magnum Division, and Paul Kennard joined as Vice President of Engineering.

Dr. James Meindl, whose expertise in electronics spans over 30 years, joined the company's Board of Directors. He is the Joseph M. Pettit Chair Professor of Microelectronics at the Georgia Institute of Technology in Atlanta, Georgia.

As we move into fiscal year 1997, Digital Microwave is committed to remaining a leader in our business. We have the management team in place and the commitment to attain our goals. We feel our products are particularly well-suited for the available market for microwave radio around the world.

The changes we initiated in the middle of fiscal year 1996 are beginning to show results, and will accelerate in the next fiscal year. We believe Digital Microwave is in an excellent position to successfully grow our business.




                                       /s/Charles D. Kissner
                                       -------------------------------------
                                       CHARLES D. KISSNER
                                       President and Chief Executive Officer

FISCAL
YEAR
1996    was a transitional and exciting year for Digital Microwave Corporation.
The arrival of a new Chief Executive Officer and members of the management team precipitated a number of changes throughout the company, which will accelerate Digital Microwave's growth in fiscal year 1997 and beyond.

Change always raises questions with stockholders and customers, as well as with a company's employees.

In this year's annual report, our goal is to answer the questions we believe are uppermost in the minds of our stockholders with an interview with President and Chief Executive Officer Chuck Kissner.

We have also included stories from the three key regions we serve worldwide, to demonstrate our dedication to customer satisfaction.

Q.  WHAT AREAS HAVE YOU FOCUSED ON SINCE YOU JOINED DIGITAL MICROWAVE?

     My first priority was to establish a high performance, unified management team to lead the company in fulfilling our key objectives. Our management team has been totally dedicated to customer satisfaction, financial performance, and new product introduction. Each of these elements has a set of milestones that directly impact Digital Microwave's overall company performance, and therefore, its total value. All of these elements require substantial improvements in processes, or in how the company accomplishes its tasks.

     These initiatives were launched in the second half of fiscal year 1996, shortly after I joined the company. So far, the impact is encouraging. Our basic financial performance has improved in almost every major category. The company's balance sheet is substantially stronger than a year ago, and customer interest in our products has accelerated, resulting in a positive upturn in new orders.

Q.  HOW DO YOU DIFFERENTIATE YOURSELVES FROM THE COMPETITION?

     First, we offer one of the broadest microwave radio product lines of any company in the world market. Second, we are intensely responsive to our customers, who rely on us to meet their demanding requirements. Third, we have an excellent reputation for product reliability. Finally, Digital Microwave has a tradition of innovation in the industry, which we demonstrated with our recent SPECTRUM(TM)II product introductions and enhancements.

Q. DIGITAL MICROWAVE FACES MANY LARGE, GLOBAL COMPETITORS. WHAT DOES IT TAKE FOR A COMPANY YOUR SIZE TO BE COMPETITIVE IN TODAY'S GLOBAL MARKETPLACE?

     Although Digital Microwave would be considered a mid-size company, our sales put us in the top tier of the approximately 20 companies selling point-to-point microwave radios.

     Because we are not in the business of providing wireless base stations and switching equipment, we are better able to work with many of the global giants in telecommunications, giving us a broad market access. Our absolute dedication to being the best microwave radio company provides the focus we need to stay competitive. We have developed deep worldwide expertise to help customers apply microwave solutions to meet their unique geographic requirements, accelerated new technology introductions, and established a reputation for being highly responsive to customers' needs. Our experience indicates that Digital Microwave is frequently considered the "company to beat" by our competitors.

Q.  DIGITAL MICROWAVE SEEMS TO BE GOING THROUGH A "TURNAROUND".
WHAT IS THE COMPANY FOCUSING ON TO MAKE THIS EFFORT A SUCCESS?

     Improving a company's long-term chances of success requires total dedication to question everything it does, and then having the courage to do whatever it takes to be the best. At Digital Microwave, we are looking at everything we do from the customer's viewpoint to determine what we should keep or discard.

     We've asked every employee to make a set of commitments which support teamwork and fundamental change. No existing process is sacred in our quest to be the best, nor does this quest have an end.

     Improvement also requires a totally focused management team to carry it through. We now have a team in place with a proven track record, and we are delivering on our commitments by promising only what we have a plan to support.

Q.  WHAT PROGRESS DID THE COMPANY MAKE IN PROCESS IMPROVEMENTS
DURING FISCAL YEAR 1996?

     We implemented a number of process improvements, especially in the second half of the fiscal year. These included a new layout of the factory floor to increase product flow, and test procedures to improve overall quality. These improvements are part of a major reengineering program that we have embarked upon.

     The results of these improvements started to take hold in the fourth quarter, as we turned profitable. As we begin fiscal year 1997, we will initiate even more dramatic programs.

Q.  WHAT PROGRESS DID THE COMPANY MAKE TOWARD INTRODUCING
NEW PRODUCTS IN FISCAL YEAR 1996?

     We made substantial progress throughout the year. In the third and fourth quarters, we had the most successful new product introduction period in the company's history. We announced 13, 15, 18, and 26 GHz versions of the SPECTRUM(TM)II, and a 2xE3 QUANTUM(TM) product. We also introduced significant, industry-leading new technologies into the SPECTRUM(TM)II product line.

Q.  WHAT ARE THE MOST IMPORTANT GROWTH OPPORTUNITIES FOR THE COMPANY?

     Most of the company's products will be installed in the buildup of the worldwide wireless infrastructure. In locations where a wired infrastructure is sparse, the buildup will be particularly rapid. Recent expansion in the Asia Pacific region and in certain areas in Europe bear this out. South America will offer opportunities, depending on the state of the economies and political situations there. The U.S. market will increase with the implementation of Personal Communications Service (PCS) deployment and new local bypass services. With our strong international sales and service support capabilities, we are well positioned to take advantage of market opportunities anywhere in the world.

Q.  WHAT ARE THE MAJOR CHALLENGES FACING DIGITAL MICROWAVE?

     The most significant challenge is the intensity of competition, in terms of numbers and type. There is such explosive growth in the wireless market, and telecommunications in general, that many people want a piece of the pie. We substantially improved our competitive position over the past six months, and fared well in head-to-head contests. We believe our focus and commitment to long-range technology will serve us well in remaining a market leader.

Q.  WHAT IS DIGITAL MICROWAVE'S STRATEGY FOR THE LONG TERM?

     First, we intend to remain a leader in the point-to-point microwave business - by filling out the capabilities in our product offerings, by continuing to make fundamental architectural modifications, and by reducing product costs to meet changes in the environments where our products are used. We also intend to expand our business into adjacent market opportunities which leverage our expertise. Third, we plan to utilize new software and hardware technology to further advance our competitive position.

Q.  DOES DIGITAL MICROWAVE HAVE THE RESOURCES TO SUCCESSFULLY
DRIVE THE COMPANY'S FUTURE?

     During fiscal year 1996, we significantly strengthened the balance sheet, through additional equity and improved working capital utilization. This stronger balance sheet provides the resources necessary to aggressively grow the company. We expect major process improvements in fiscal year 1997 to further strengthen our financial position. We also have a $25 million working capital line of credit to handle our day-to-day operating requirements.

     A key resource of Digital Microwave is its team of dedicated employees, whose efforts are important for the company to achieve its goals for fiscal year 1997 and beyond. We are confident that we now have the financial and personnel resources to successfully drive our future.

ASIA PACIFIC The rainy season in India was imminent as Digital Microwave employees from San Jose and the UK worked feverishly to set up 52 links of 15 GHz M Series radios in central Bombay in just four weeks. Temperatures hovered in the upper 90's, with over 90% humidity. The installers faced several unusual challenges, including climbing over plumbing pipes which were installed on the outside of buildings to get to the roofs. Other difficulties included delays in the release of equipment from customs, long hours, and endless traffic snarls. Despite these adverse conditions, the installation was completed on time, and over 70 microwave links are currently up and running.




EUROPE When Digital Microwave employees in Coventry, UK managed a turnkey GSM network installation for CelTel in the country of Uganda, they broke new ground
- - and sometimes new roads. CelTel is the first cellular telephone company to operate in Uganda. Some installation sites could be reached only through narrow dirt tracks, or in some cases, roads had to be cut. Outside of Kampala, the largest city in central Uganda, there was no electricity, so diesel generators were used at these sites. Some Digital Microwave radios were installed around Lake Victoria, the largest lake in Africa, which flows through three countries.




AMERICAS A major fiber-based network company in Canada turned to Digital Microwave when they needed a fast turnup for their customers in Toronto, Vancouver, and Ottawa. This Competitive Access Provider (CAP) is augmenting its fiber systems using microwave radio. Because approval to install fiber can take months, this customer purchased links of 15 and 23 GHz SPECTRUM(TM)II radios to use as the "last link", or to connect buildings off the fiber route. The end users include Internet providers, banks, and some cellular companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW. Net sales for the fiscal year ended March 31, 1996 were $150.4 million compared to $153.7 million for fiscal 1995. Net loss for fiscal 1996 was $6.0 million ($0.40 per share), compared to net income of $2.0 million ($0.14 per share), in fiscal 1995. The results for fiscal 1996 were impacted negatively by a one-time provision for excess and obsolete inventory of approximately $7.0 million, and $1.0 million of additional reserves related to the final resolution of E-Plus remaining open issues, both of which were recorded in the third quarter.

The Company received $155 million in orders shippable within a twelve month period during fiscal 1996 compared to $175 million for fiscal 1995. The twelve month backlog at March 31, 1996 was $84 million compared to $93 million at the end of fiscal 1995.

The following table sets forth items from the Company's consolidated statements of operations, expressed as a percentage of net sales:

Years Ended March 31,                        1996           1995           1994
- --------------------------------------------------------------------------------
(% of Net sales)

Net sales                                    100.0%         100.0%         100.0%
Cost of sales                                 79.7           74.7           68.0
Research and development                       7.4            7.4            8.0
Selling, general and administrative           18.2           16.1           20.1
Non-recurring charges                          --             --            23.3
                                             -----          -----          -----
Operating income (loss)                       (5.3)           1.8          (19.4)
Other income (expense), net                     .1            (.4)           1.0
                                             -----          -----          -----
Income (loss) before
   provision for income taxes                 (5.2)           1.4          (18.4)
Provision (credit) for income taxes           (1.3)            .1            1.0
                                             -----          -----          -----
Net income (loss)                             (3.9)%          1.3%         (19.4)%
                                             -----          -----          -----
- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS 1996 COMPARED TO 1995. Net sales decreased 2.1% from $153.7 million in fiscal year 1995 to $150.4 million in fiscal year 1996. Net sales in the Americas were $36.2 million, a 32% decrease from $53.0 million reported in fiscal 1995, and net sales in fiscal 1996 for Europe of $73.7 million were 4% lower than the $77.1 million reported in fiscal 1995. These decreases were partly offset by an increase of 72% in sales in Asia Pacific, from $23.6 million reported in fiscal 1995 to $40.5 million in fiscal 1996. International sales for fiscal years 1996 and 1995 were 88% and 87% of total net sales, respectively. The decrease in sales in the Americas was due to lower orders from Colombia and Mexico. The economic condition in Mexico is still affecting the orders level. The increase in sales in Asia Pacific was due to the growth of major wireless service providers in the Philippines, Malaysia, India and China. See Note 10 of Notes to Consolidated Financial Statements.

Cost of sales as a percentage of net sales increased to 79.7% in fiscal 1996 from 74.7% in fiscal 1995. The increased cost of sales as a percentage of sales and lower gross margins in fiscal 1996 was primarily due to provisions for excess and obsolete inventory of approximately $8.8 million recorded in fiscal 1996, compared to $1.0 million in fiscal 1995, unabsorbed manufacturing overhead expenses because of lower production volume, rework expenses and costs related to the start up of SPECTRUM(TM) II production. The additional inventory reserves were necessary as a result of the changes in the Company's product line focus due to the introduction of SPECTRUM(TM) II products and changes in the customer requirements, thereby requiring the need to balance inventory on hand to the production requirements. Also, an additional reserve of $1.0 million was recorded in the third quarter of fiscal 1996 to cover the final resolution of E-Plus remaining open issues as a result of delays in the shipment of the SPECTRUM(TM) II products at the start of the year. Competitive price pressures on major contracts also continue to contribute to the lower gross margins. See "Factors That May Affect Future Financial Results" and Note 9 of Notes to Consolidated Financial Statements.

Research and development expenses decreased by $0.3 million, from $11.4 million in fiscal year 1995 to $11.1 million in fiscal year 1996. As a percentage of net sales, research and development expenses were 7.4% for both fiscal years 1996 and 1995. The Company will continue to invest in timely development of new products and features in order to maintain and enhance its competitive position.

Selling, general and administrative expenses increased to $27.4 million in fiscal 1996 from $24.8 million in fiscal 1995. As a percentage of net sales, selling, general and administrative expenses were 18.2% in 1996, as compared with 16.1% in fiscal 1995. The increase in expense was principally due to the continued expansion of sales and sales support personnel in Asia Pacific and the Americas, new marketing and advertising programs as well as increases in other administrative expenses.

Interest and other income (expense), net for fiscal 1996 was $0.1 million of income compared to $0.5 million expense in fiscal 1995. Interest expense in fiscal 1996 was $1.9 million compared to $0.5 million in fiscal 1995. The increase in interest expense was attributable to the higher principal balances outstanding on the line of credit and note payable for the first half of fiscal 1996. The higher interest expense was offset by the gain on sale of investment of $0.7 million, interest income on the income tax refunds of $0.4 million, foreign exchange gains of $0.5 million and royalty income of $0.3 million. The favorable exchange gains were attributable to receivables denominated in foreign currencies.

The Company booked a tax benefit of $2.0 million in fiscal 1996 compared to a $0.2 million tax provision in fiscal 1995. The tax benefit was recorded after the completion of an IRS audit of the fiscal years ended March 31, 1990 through 1994 and the receipt of tax refunds resulting from a favorable IRS letter ruling. The ruling allowed the Company a 10 year carryback for net operating losses incurred in fiscal 1995 and to obtain federal tax refunds. Substantially all of these refunds had not been previously recorded for financial statement purposes as their realization was uncertain. See Note 5 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS 1995 COMPARED TO 1994. Net sales increased 32.4% to $153.7 million in fiscal year 1995 from $116.0 million in fiscal year 1994. The Company reported increased sales in fiscal 1995 in Europe and the Americas of 45% and 41% respectively, compared to the prior fiscal year. These increases were partly offset by a decline of 7% in sales in Asia Pacific. International sales for fiscal years 1995 and 1994 were 87% and 91% of net sales, respectively.

Cost of sales as a percentage of net sales increased to 74.7% in fiscal 1995 from 68.0% in fiscal 1994. The increased cost of sales as a percentage of sales and lower gross margins in fiscal 1995 were primarily due to delays in shipments of SPECTRUM(TM) II radios under the E-Plus contract. Under this contract, the Company was required to ship M Series and SPECTRUM(TM) I products ("interim equipment") pending final acceptance of the SPECTRUM(TM) II product. As of March 31, 1995, the Company had recognized $12.9 million of revenue with nominal margins on shipments of interim equipment that had been accepted by E-Plus. In as much as future shipments of interim equipment were subject to substantial discounts, the Company recorded significant reserves in the fourth quarter of fiscal 1995 related to such discounts, based on the estimated acceptance schedule, and other contract related costs. Competitive price pressures on major contracts also contributed to the lower gross margins.

Research and development expenses increased by $2.1 million, from $9.3 million in fiscal year 1994 to $11.4 million in fiscal year 1995. The increase in expenses was attributable to the increased development efforts on the second generation SPECTRUM(TM) II products. As a percentage of net sales, research and development expenses in fiscal year 1995 were 7.4% compared to 8.0% in fiscal 1994. The decrease in research and development as a percentage of net sales was due to higher sales in fiscal 1995 compared to fiscal 1994.

Selling, general and administrative expenses increased to $24.8 million in fiscal 1995 from $23.3 million in fiscal 1994. The increase in expense was principally due to the expansion of sales and sales support personnel in Asia Pacific and the Americas, as well as increases in other expenses associated with the sales function. As a percentage of net sales, selling, general and administrative expenses were 16.1% in 1995, as compared with 20.1% in fiscal 1994. The decrease in selling, general and administrative expenses as a percentage of net sales was attributable to the higher sales volume in fiscal 1995.

In fiscal 1994, the Company recorded a non-recurring charge of $27.0 million for costs related to the settlement of certain stockholders' class action lawsuits of $20.0 million and costs associated with the liquidation of a 45% interest in the joint venture, DMC Telecom (Malaysia) Sdn. Bhd., of $7.0 million. See Notes 7 and 8 of Notes to Consolidated Financial Statements.

Interest and other income (expense), net for fiscal 1995 was nominal compared to $1.7 million of other income in fiscal 1994, which included a $1.1 million gain on the sale of the Company's W-band product line and a $0.4 million gain on the sale of the Company's interest in a joint venture with Optical Microwave Network, Inc. (OMNI).

The Company recorded an income tax provision in fiscal 1995 at an effective tax rate of 10% which was less than the statutory rate due to the realization of certain temporary differences.

LIQUIDITY AND CAPITAL RESOURCES. Net cash provided by operating activities in fiscal 1996 was $8.2 million, compared to net cash used for operating activities of $17.2 million in fiscal 1995. Total assets at March 31, 1996 of $95.8 million decreased by $6.8 million from $102.6 million at March 31, 1995, principally due to decreases in inventory and other current assets. Inventories decreased primarily as a result of increases in inventory reserves. The decrease in other current assets was caused by the collection of income tax refunds and reduction of other prepaid items. These decreases were partially offset by increases in accounts receivable. The increase in accounts receivable was caused by higher sales levels in the fourth quarter of fiscal 1996 compared with the fourth quarter of fiscal 1995.

Total liabilities at March 31, 1996 of $46.1 million were $21.9 million lower than the $68.0 million at March 31, 1995. The decrease was primarily due to a reduction of $12.2 million in outstanding balances on the line of credit and note payable and a reduction of

$10.1 million in accounts payable. The reductions were funded primarily from the proceeds of approximately $19.1 million from an overseas private placement of the Company's common stock which was received in the form of a reduction in the Company's trade payable to one investor of $5.0 million and cash proceeds of $14.1 million from the remaining investors. The private placement was the primary factor in the increase in stockholders' equity from $34.6 million at March 31, 1995 to $49.7 million at March 31, 1996, partly offset by the net loss of $6.0 million in fiscal 1996. The private placement was completed on August 22, 1995 and 2,063,982 shares of common stock were sold to the investors.

At March 31, 1996 the Company's principal sources of liquidity consisted of $8.3 million in cash and a revolving bank credit facility that provides up to $20.0 million in credit (which was increased to $25.0 million in May 1996). At March 31, 1996, $3.1 million was outstanding under this line. See Note 3 of Notes to Consolidated Financial Statements.

The Company believes that the liquidity provided by existing cash balances, anticipated future cash flows from operations, and the Company's existing borrowing arrangement will be sufficient to meet both working capital and capital expenditure requirements for the foreseeable future.

The Company leases certain property, equipment and facilities under operating and capital leases. Rent expense under the operating leases was approximately $3.7 million in fiscal 1996. See Note 4 of Notes to Consolidated Financial Statements.

FACTORS THAT MAY AFFECT FUTURE FINANCIAL RESULTS. The stockholders' letter and discussions in this annual report concerning the Company's future products, expenses, revenue, liquidity and cash needs as well as the Company's plans and strategies contain forward-looking statements concerning the Company's future operations and financial results. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. Numerous factors, such as economic and competitive conditions, incoming order levels, shipment volumes, product margins, and foreign exchange rates, could cause actual results to differ from those described in these statements and prospective investors and stockholders should carefully consider the factors set forth below in evaluating these forward-looking statements. The Company's backlog may not be representative of actual sales for any succeeding period because of the timing of orders, delivery intervals, customer and product mix and the possibility of changes in delivery schedules and additions or cancellation of orders.

Sales of the Company's products are concentrated in a small number of customers. For fiscal 1996, the top four customers accounted for 38% of the net sales. As of March 31, 1996, four of the Company's customers accounted for 49% of the backlog, of which 16% was attributable to orders under the E-Plus contract. The worldwide telecommunications industry is dominated by a small number of large corporations and the Company expects that a significant portion of its future product sales will continue to be concentrated in a limited number of customers. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or the failure of the Company to gain additional customers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a substantial portion of shipments may occur near the end of each quarter. Accordingly, the Company's results are difficult to predict and delays in product delivery or closing of a sale can cause revenues and net income to fluctuate significantly from anticipated levels and from quarter to quarter.

The markets for the Company's products are extremely competitive and the Company expects that competition will increase. The Company's existing and potential competitors include large and emerging domestic and international companies, such as California Microwave, Alcatel, Ericsson, Siemens AG, Harris Corporation, Nokia, NEC, and P-Com, many of which have significantly greater financial, technical, manufacturing, marketing, sales and distribution resources and management expertise than the Company. The Company believes that its ability to compete successfully will depend on a number of factors both within and outside its control, including price, quality, availability, product performance and features; timing of new product introductions by the Company, its customers and its competitors; the ability of its customers to obtain financing; and customer service and technical support.

The Company expects that international sales will continue to account for the majority of its net product sales for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including unexpected changes in regulatory requirements; fluctuations in foreign currency exchange rates; imposition of tariffs and other barriers and restrictions; the burdens of complying with a variety of foreign laws; and general economic and geopolitical conditions, including inflation and trade relationships.

Manufacturers of digital microwave telecommunications equipment are experiencing, and are likely to continue to experience, intense price pressure, which has resulted, and is expected to continue to result, in downward pricing competition on the Company's products. As a result, the Company has experienced, and expects to continue to experience, declining average sales prices for its products. The Company's future profitability is dependent upon its ability to reduce costs in line with or faster than declines in prices.

The Company's manufacturing operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. From time to time the Company has experienced delivery delays from key suppliers which impacted sales. There can be no assurance that the Company will not experience material supply problems or component or subsystem delays in the future.

SELECTED CONSOLIDATED FINANCIAL DATA

Years Ended March 31,                             1996             1995            1994             1993             1992
- ---------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Net sales                                      $ 150,419        $ 153,650       $ 116,010        $ 103,937        $  86,097
Net income (loss)                              $  (5,955)       $   1,982       $ (22,495)       $  (6,708)       $ (19,670)
Net income (loss) per share                    $   (0.40)       $    0.14       $   (1.81)       $   (0.55)       $   (1.64)

CONSOLIDATED BALANCE
SHEETS DATA:
Total assets                                   $  95,797        $ 102,585       $  84,003        $  72,990        $  87,213
Long-term liabilities                          $   2,782        $   6,362       $     459        $     201        $     629
- ---------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

March 31,                                                       1996             1995
- ----------------------------------------------------------------------------------------
(In thousands, except share and per share amounts)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                     $   8,299        $   1,919
Restricted cash                                                     719            1,100
Accounts receivable, net of allowance of
  $1,373 in 1996 and $1,413 in 1995                              33,398           32,513
Inventories, net                                                 35,347           46,732
Tax refund receivable                                              --              1,820
Other current assets                                              2,973            4,524
                                                              ---------        ---------
   Total current assets                                          80,736           88,608
                                                              ---------        ---------
PROPERTY AND EQUIPMENT:
Machinery and equipment                                          36,609           32,450
Land and buildings                                                1,262            1,262
Furniture and fixtures                                            7,602            6,668
Leasehold improvements                                            2,262            2,139
                                                              ---------        ---------
                                                                 47,735           42,519

Accumulated depreciation and amortization                       (32,674)         (28,542)
                                                              ---------        ---------
Net property and equipment                                       15,061           13,977
                                                              ---------        ---------
                                                              $  95,797        $ 102,585
                                                              =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Lines of credit                                               $   3,106        $  11,731
Current maturities of note payable                                3,334            3,333
Current maturities of capital lease obligations                   1,025              776
Accounts payable                                                 16,252           26,373
Income taxes payable                                                973            1,629
Other accrued liabilities                                        18,590           17,770
                                                              ---------        ---------
   Total current liabilities                                     43,280           61,612

LONG-TERM LIABILITIES:

Note payable, net of current maturities                           1,944            5,556
Capital lease obligations, net of current maturities                838              806
                                                              ---------        ---------
   Total liabilities                                             46,062           67,974
                                                              ---------        ---------

COMMITMENTS AND CONTINGENCIES (NOTE 4)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 5,000,000 shares
   authorized; none outstanding                                    --               --
Common stock, $.01 par value; 30,000,000 shares
   authorized; 15,820,783 shares in 1996 and 13,467,693
   shares in 1995 issued and outstanding                            159              135
Additional paid-in capital                                       65,368           44,313
Accumulated deficit                                             (15,792)          (9,837)
                                                              ---------        ---------
   Total stockholders' equity                                    49,735           34,611
                                                              ---------        ---------
                                                              $  95,797        $ 102,585
                                                              =========        =========

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended March 31,                             1996             1995             1994
- ------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

NET SALES                                      $ 150,419        $ 153,650        $ 116,010
Cost of Sales                                    119,918          114,760           78,874
                                               ---------        ---------        ---------
   Gross profit                                   30,501           38,890           37,136
                                               ---------        ---------        ---------
OPERATING EXPENSES:
Research and development                          11,108           11,379            9,316
Selling, general and administrative               27,416           24,763           23,338
Non-recurring charges                               --               --             27,000
                                               ---------        ---------        ---------
   Total operating expenses                       38,524           36,142           59,654
                                               ---------        ---------        ---------
   Income (loss) from operations                  (8,023)           2,748          (22,518)

OTHER INCOME (EXPENSE):
Interest and other income (expense), net           1,975              (16)           1,718
Interest (expense)                                (1,860)            (530)            (603)
                                               ---------        ---------        ---------
   Income (loss) before provision for
      income taxes                                (7,908)           2,202          (21,403)
Provision (credit) for income taxes               (1,953)             220            1,092
                                               ---------        ---------        ---------
Net income (loss)                              $  (5,955)       $   1,982        $ (22,495)
                                               =========        =========        =========
Net Income (Loss) Per Share                    $   (0.40)       $    0.14        $   (1.81)
                                               =========        =========        =========
Weighted Average Number of
   Common and Common
   Equivalent Shares Outstanding                  14,895           13,845           12,448


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                    Retained
                                                       Common Stock                Additional       Earnings          Total
                                                  -----------------------           Paid-In       (Accumulated     Stockholders'
Years Ended March 31, 1996, 1995, and 1994        Shares           Amount           Capital         Deficit)          Equity
- -------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)

Balance, March 31, 1993                         12,132,964       $      121       $   35,538       $   10,676        $   46,335

Stock options exercised                            690,745                7            3,995             --               4,002
Tax benefits related to
   employee stock transactions                        --               --                762             --                 762
Net loss                                              --               --               --            (22,495)          (22,495)
                                                ----------       ----------       ----------       ----------        ----------
Balance, March 31, 1994                         12,823,709              128           40,295          (11,819)           28,604

Stock options and warrants
   exercised                                       643,984                7            4,018             --               4,025
Net income                                            --               --               --              1,982             1,982
                                                ----------       ----------       ----------       ----------        ----------
Balance, March 31, 1995                         13,467,693              135           44,313           (9,837)           34,611

Sale of stock to private
   investors                                     2,063,982               21           19,071             --              19,092
Stock options exercised                            289,108                3            1,929             --               1,932
Tax benefits related to
   employee stock transaction                         --               --                 55             --                  55
Net loss                                              --               --               --             (5,955)           (5,955)
                                                ----------       ----------       ----------       ----------        ----------
Balance, March 31, 1996                         15,820,783       $      159       $   65,368       $  (15,792)       $   49,735
                                                ==========       ==========       ==========       ==========        ==========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 31,                                          1996            1995            1994
- -----------------------------------------------------------------------------------------------------
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                            $ (5,955)       $  1,982        $(22,495)
Adjustments to reconcile net income
   (loss) to net cash provided by
   (used for) operating activities:
   Depreciation and amortization                                6,332           6,356           6,448
   Provision for non-recurring charges                           --              --            27,000
   Provision for uncollectible accounts                           580             276             300
   Provision for inventory reserves                             8,795             958             117
   Provision for warranty reserves                              1,678           1,911           1,285
   Gain on sale of product lines                                 --              --            (1,089)
   Gain on sale of investment in OMNI                            --              --              (371)
   Changes in assets and liabilities:
      (Increase) decrease in restricted cash                      381             200             281
      (Increase) decrease in accounts receivable               (1,492)         (5,774)         (6,880)
      (Increase) decrease in inventories                          904         (12,212)        (13,232)
      (Increase) decrease in tax refund receivable              1,820             778           1,691
      (Increase) decrease in other current assets               1,559          (1,503)            (73)
      Increase (decrease) in accounts payable                  (5,144)          5,398          13,607
      Increase (decrease) in accrued litigation                  --           (19,900)           --
      Increase (decrease) in other accrued liabilities         (1,241)          4,287             203
                                                             --------        --------        --------
         Net cash provided by (used for)
            operating activities                                8,217         (17,243)          6,792
                                                             --------        --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                             (4,527)         (8,111)         (5,840)
                                                             --------        --------        --------
         Net cash used for investing activities                (4,527)         (8,111)         (5,840)
                                                             --------        --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from banks                                          16,188          36,744          21,858
Repayments to banks                                           (28,423)        (16,124)        (23,084)
Payments of note payable to MTI                                  --              --            (3,075)
Payments of capital lease obligations                          (1,019)           (695)           (946)
Sale of common stock                                           15,812           4,025           4,002
                                                             --------        --------        --------
         Net cash provided by (used for)
            financing activities                                2,558          23,950          (1,245)
                                                             --------        --------        --------
Effect of Exchange Rate Changes on Cash                           132             (39)           (146)
                                                             --------        --------        --------
Net Increase (Decrease) in Cash and
   Cash Equivalents                                             6,380          (1,443)           (439)
Cash and Cash Equivalents at Beginning of Year                  1,919           3,362           3,801
                                                             --------        --------        --------
Cash and Cash Equivalents at End of Year                     $  8,299        $  1,919        $  3,362
                                                             ========        ========        ========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.  DESCRIPTION OF BUSINESS

Digital Microwave Corporation (the "Company") designs, manufactures and markets advanced high-performance digital microwave equipment for a wide variety of short and medium-haul communications applications worldwide. This comprehensive family of technologically advanced products is designed for use in cellular telephone systems, private networks, and other wireless telecommunications.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Digital Microwave Corporation and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH. The Company is required to segregate and maintain certain cash balances as security for letters of credit provided to secure performance or bid bonds under some of the Company's revenue contracts. As of March 31, 1996 and 1995, the Company was required to segregate and maintain $0.7 million and $1.1 million, respectively, which are included as restricted cash in the accompanying consolidated balance sheets.

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURES. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:

Years Ended March 31,                       1996         1995         1994
- ---------------------------------------------------------------------------
(In thousands)

Interest                                   $1,753       $1,556       $  603
Income taxes                               $  172       $   62       $  245
- ---------------------------------------------------------------------------

The following non-cash transactions occurred during the fiscal years ended:

March 31,                                              1996            1995         1994
- -----------------------------------------------------------------------------------------
(In thousands)

Tax benefit related to employee
   stock transactions                                 $   55       $    --         $  762
Property purchased under capital leases               $1,324       $   1,314       $  966
Reduction of accounts payable to MTI
   in connection with the sale of stock
   (See Note 7)                                       $5,000       $    --         $ --
Reduction of accounts payable to MTI
   in connection with the sale of OMNI                $ --         $    --         $  400
- -----------------------------------------------------------------------------------------

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market where cost includes material, labor and manufacturing overhead. Inventories consisted of:

March 31,                                              1996          1995
- ---------------------------------------------------------------------------
(In thousands)

Raw materials                                         $11,840       $16,506
Work in process                                        16,342        20,977
Finished goods                                          7,165         9,249
                                                      -------       -------
                                                      $35,347       $46,732
                                                      =======       =======
- ---------------------------------------------------------------------------

Inventories contained components and assemblies in excess of the Company's current estimated requirements and were reserved at March 31, 1996 and 1995. Also, as a result of product transitions in the third quarter of fiscal 1996, the Company charged cost of sales for approximately $7.0 million for excess and obsolete inventories. Due to competitive pressures, it is possible that these estimates could change in the foreseeable future.

PROPERTY AND EQUIPMENT. Property and equipment is stated at cost. Depreciation and amortization are provided using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term. Included in property and equipment are assets held under capital leases with a cost of $3,641,000 and $2,503,000 for fiscal years 1996 and 1995, respectively. Accumulated amortization on leased assets was $1,044,000 and $712,000 as of March 31, 1996 and 1995, respectively.

OTHER ACCRUED LIABILITIES.  Other accrued liabilities included the following:

March 31,                                                             1996          1995
- -----------------------------------------------------------------------------------------
(In thousands)

Customer deposits                                                   $ 4,839       $ 1,095
Accrued contract obligations (See Note 9)                             3,759         4,045
Accrued commissions                                                   3,246         1,873
Deferred revenue                                                       --           3,431
Accrued warranty                                                      3,076         3,075
Closing costs - DMC TeleCom (Malaysia) Sdn. Bhd. (See Note 7)           367         1,029
Other                                                                 3,303         3,222
                                                                    -------       -------
                                                                    $18,590       $17,770
                                                                    =======       =======
- -----------------------------------------------------------------------------------------

Accrued contract obligations primarily relate to product and other equipment to be provided to E-Plus, as well as discounts on shipments of interim equipment and other customer obligations.

Deferred revenue consisted principally of shipments of interim equipment to E-Plus that were subject to a right of return.

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

Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying consolidated statements of operations. Realized gains and losses on foreign exchange contracts designated as hedges are included in income or expense when the underlying transaction occurs. For fiscal year ended March 31, 1996 the aggregate net foreign exchange gain was $506,000 and for fiscal years ended March 31, 1995, and 1994, the aggregate net foreign exchange loss was $39,000 and $198,000, respectively.

CONCENTRATION OF CREDIT RISK. Trade receivables concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations potentially subject the Company to concentration of credit risk. In addition to sales in Western Europe and North America, the Company actively markets and sells products in the Far East, Eastern Europe and South America. The Company performs on-going credit evaluations of its customers' financial conditions and generally requires no collateral.

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

NET INCOME (LOSS) PER SHARE. Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Net loss per share is computed using only the weighted average number of common shares outstanding during the period, as the inclusion of common equivalent shares would be antidilutive.


NOTE 3.  CREDIT ARRANGEMENTS

At March 31, 1996, the Company had a $20.0 million credit facility with a U.S. bank and a credit company that expires on June 30, 1996. Borrowings bear interest at the prime rate plus 1.5% per annum (9.75% at March 31, 1996) and are secured by certain assets of the Company. At March 31, 1996, $3.1 million was outstanding under this credit facility, and $16.9 million of credit was available based on the underlying collateral. The agreement requires the Company to maintain certain financial covenants, including minimum tangible net worth and profitability requirements. The Company was in default of the annual loss covenant of the credit agreement for the fiscal year ended March 31, 1996 and obtained a waiver from the lenders. In June 1996, the Company renewed the credit arrangement increasing the facility to $25.0 million at an interest rate of prime plus 1% under the same general terms and conditions to expire on June 30, 1997.

In October 1994, the Company signed a three year, $10.0 million promissory note, payable to a financing company in equal monthly installments of approximately $278,000. This note is secured by all equipment in the Company's San Jose, California facility. The promissory note bears interest at prime plus 2.25% per annum (10.5% at March 31, 1996). The agreement requires the Company to maintain certain financial covenants, including minimum net worth and profitability requirements. At March 31, 1996, the outstanding balance under this note was $5.3 million, of which $3.3 million is due in fiscal 1997.

NOTE 4.  LEASE COMMITMENTS AND CONTINGENCIES

The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under noncancelable operating and capital leases, which expire at various periods through 2003. At March 31, 1996, future minimum payment obligations under these leases were as follows:

Years Ending March 31,                               Capital        Operating
- -----------------------------------------------------------------------------
(In thousands)

1997                                                 $ 1,179         $ 2,461
1998                                                     736           2,168
1999                                                     162           1,936
2000                                                    --             1,915
2001                                                    --             1,920
2002 and beyond                                         --             2,546
                                                     -------         -------
Future minimum lease payments                          2,077         $12,946
                                                                     =======
Less-amount representing interest (9% to 14%)           (214)
                                                     -------
Present value of future minimum lease payments         1,863
Less-current maturities                                1,025
                                                     -------
Long-term lease obligations                          $   838
                                                     =======
- -----------------------------------------------------------------------------

Rent expense under operating leases was approximately $3,679,000, $3,458,000, and $2,892,000 for the years ended March 31, 1996, 1995, and 1994, respectively.

The Company is a defendant in various suits and is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these claims will not have a material adverse effect on the consolidated financial position, liquidity or results of operations of the Company.

NOTE 5. INCOME TAXES

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

The domestic and foreign components of income (loss) before provision for income taxes were as follows:

Years Ended March 31,                   1996            1995            1994
- ------------------------------------------------------------------------------
(In thousands)

Domestic                              $ (9,845)       $  1,182        $(19,864)
Foreign                                  1,937           1,020          (1,539)
                                      --------        --------        --------
                                      $ (7,908)       $  2,202        $(21,403)
                                      ========        ========        ========
- ------------------------------------------------------------------------------

The provision (credit) for income taxes consisted of the following:

Years Ended March 31,                         1996           1995          1994
- ---------------------------------------------------------------------------------
(In thousands)

Current:
   Federal                                   $(2,018)       $   220       $    95
   State                                        --             --            --
   Foreign                                        65           --              37
                                             -------        -------       -------
      Total current                           (1,953)           220           132
                                             -------        -------       -------
Deferred (prepaid):
   Federal                                      --             --             960
   State                                        --             --            --
   Foreign                                      --             --            --
                                             -------        -------       -------
      Total deferred (prepaid)                  --             --             960
                                             -------        -------       -------
                                             $(1,953)       $   220       $ 1,092
                                             =======        =======       =======
- ---------------------------------------------------------------------------------

The provision (credit) for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

Years Ended March 31,                             1996           1995           1994
- --------------------------------------------------------------------------------------
(In thousands)

Expected tax (benefit)                           $(2,689)       $   749        $(7,277)
State taxes net of Federal benefit                  (343)          --             --
Change in valuation allowance                      3,346           (624)         8,883
Reversal of previously provided taxes upon
   settlement of the IRS audit                    (2,018)          --             --
Other                                               (249)            95           (514)
                                                 -------        -------        -------
                                                 $(1,953)       $   220        $ 1,092
                                                 =======        =======        =======
- --------------------------------------------------------------------------------------

The major components of the net deferred tax asset consisted of the following:

March 31,                                              1996            1995
- -----------------------------------------------------------------------------
(In thousands)

Inventory reserves                                   $  6,041        $  1,820
Depreciation                                              685             808
Warranty reserves                                       1,158           1,183
Bad debt reserves                                         655             842
Net operating loss carryforwards                        3,879           6,785
Tax credits                                             5,514           2,764
Other                                                   1,430           1,346
                                                     --------        --------
                                                       19,362          15,548
Less: Valuation reserve - Operations                  (18,894)        (15,548)
Less: Valuation reserve - Equity                         (468)           --
                                                     --------        --------
Net deferred tax asset                               $   --          $   --
                                                     ========        ========
- -----------------------------------------------------------------------------

Federal net operating loss carryforwards totaling $8.1 million will expire at various dates from 2010 through the year 2011. State net operating loss carryforwards totaling $13.5 million will expire at various dates from 1999 through the year 2001. The tax credit carryforwards will expire at various dates from 2006 through the year 2011.

NOTE 6. COMMON STOCK

STOCK OPTION PLANS. The Company's 1984 Stock Option Plan ("1984 Plan") provides for the grant of both incentive and nonqualifed stock options to key employees and certain independent contractors of the Company. At March 31, 1996, options to purchase 756,403 common shares were outstanding under the 1984 Plan, of which 499,420 options were exercisable at prices ranging from $0.50 to $26.00 per share. As a result of the adoption of the 1994 Stock Incentive Plan ("1994 Plan") there were no shares available for future grants under the 1984 Plan.

In July 1994, the stockholders approved the 1994 Plan. The 1994 Plan authorizes 1,183,330 shares of common stock to be reserved for issuance over a ten year term. This share reserve automatically increases on the first trading day of each calendar year for five years after the adoption of the 1994 Plan, beginning January 1995, by an amount equal to one percent (1%) of the total number of shares of common stock outstanding, but in no event will any such annual increase exceed 150,000 shares.

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

At March 31, 1996, options to purchase 1,053,479 shares were outstanding under the 1994 Plan, of which 100,400 were exercisable at prices ranging from $10.00 to $18.13 per share. At March 31, 1996, the Company had 129,851 shares available for future grant under the 1994 Plan. At March 31, 1996, the Company had reserved 1,939,733 shares for future issuance under the 1984 and 1994 Plans.

The following table summarizes the Company's stock option activity:

                                                           Number         Option Price
                                                         of Shares           per Share
- --------------------------------------------------------------------------------------

Outstanding at March 31, 1993                            2,170,121     $  .06 - $11.75
   Granted                                                 253,150     $ 9.00 - $26.00
   Exercised                                              (690,745)    $  .06 - $11.75
   Canceled                                               (370,348)    $ 5.25 - $23.75
                                                         ---------     ---------------
Outstanding at March 31, 1994                            1,362,178     $  .22 - $26.00
   Granted                                                 855,044     $ 9.87 - $18.13
   Exercised                                              (531,484)    $  .22 - $13.25
   Canceled                                               (222,033)    $ 5.25 - $26.00
                                                         ---------     ---------------
Outstanding at March 31, 1995                            1,463,705     $  .50 - $26.00
   Granted                                                 897,293     $10.00 - $14.50
   Exercised                                              (270,705)    $  .50 - $ 9.88
   Canceled                                               (280,411)    $ 5.25 - $26.00
                                                         ---------     ---------------
Outstanding at March 31, 1996                            1,809,882     $  .50 - $26.00
                                                         =========     ===============
- --------------------------------------------------------------------------------------

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

The Company did not incur any development costs for work performed by MTI under this agreement in fiscal 1996, 1995 and 1994.

Purchases of subassemblies from MTI totaled approximately $22,246,000, $23,509,000, and $15,636,000, for the fiscal years ended March 31, 1996, 1995, and 1994, respectively. Trade accounts payable to MTI at March 31, 1996 and 1995 were $3,939,000 and $6,507,000 respectively.

In October 1987, the Company and MTI entered into a Technology Transfer and Marketing Agreement whereby the Company granted MTI a license to manufacture, use and market certain of the Company's products in the Republic of China (Taiwan). For fiscal years 1996, 1995, and 1994, sales to MTI under this agreement were $1,952,000, $1,031,000, and $2,146,000, respectively. In addition, amounts due from MTI at March 31, 1996 and 1995 were $453,000 and $61,800, respectively.

In fiscal 1993, in connection with a financing agreement, the Company issued MTI warrants for the purchase of 112,500 shares of common stock at $6.50 per share. During fiscal 1995, MTI exercised all of these warrants.

In fiscal 1996, in connection with a private placement of the Company's common stock, MTI bought 515,995 shares at $9.69 per share, payment of which was made by offset of the Company's trade accounts payable to MTI.

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

DMCTELECOM (MALAYSIA) SDN. BHD. In February 1991, the Company, together with Alpine Resources Sdn. Bhd. and Superior Communications Sdn. Bhd., both Malaysian corporations, formed a Malaysian corporation called DMC Telecom (Malaysia) Sdn. Bhd. (DMCT(M)). The Company invested $739,000 for a 45% interest and accounted for this investment using the equity method of accounting. In conjunction with this investment, the Company entered into a Technology Transfer Agreement with DMCT(M) wherein DMCT(M) was given specific license to manufacture and sell, as well as resell, certain of the Company's products in Malaysia, Brunei, Singapore, Thailand, Philippines, and Indonesia.

In the quarter ended December 31, 1993, due to the continuing decline of the financial viability of DMCT(M) and disputes regarding collection of the outstanding receivables, the Company recorded a non-recurring charge of $7.0 million associated with the anticipated liquidation of its 45% interest in DMCT(M). The charge related to a write-off of the Company's receivables from the joint venture of $5,966,000, net of $1,957,000 of deferred margin previously accrued, and an accrual for other related liabilities, including the Company's guarantee of approximately $2.0 million of the joint venture's line of credit, anticipated legal fees and other charges associated with the liquidation of the joint venture.

On December 23, 1994, the Company reached agreement with the shareholders of DMCT(M). The Company paid approximately $2.1 million for its 45% share of the costs of liquidating the joint venture, and received inventory and fixed assets valued at approximately $600,000 and $300,000, respectively.


NOTE 8.  NON-RECURRING CHARGES

During the third quarter of fiscal 1994, the Company and its Directors agreed to a settlement in principle of six class action lawsuits alleging securities law violations. The total charge for the settlement was $20.0 million, including the settlement amount, attorneys' fees, interest, and other related costs. The final payment under the settlement agreement was made in fiscal year 1995, and a final judgment and order of dismissal was received from the United States District Court of Northern California.

Also, during the third quarter of fiscal 1994, the Company recorded a non-recurring charge of $7.0 million relating to the write off of the Company's receivable from the joint venture, DMCT(M). See Note 7 of Notes to Consolidated Financial Statements.


NOTE 9.  CUSTOMER AGREEMENT

In November 1993, the Company entered into an agreement with Siemens AG to supply SPECTRUM(TM) II digital microwave radios to E-Plus Mobilfunk GmbH. As of March 31, 1995, the Company had not met its product acceptance or delivery schedule, and, as a result, recorded significant reserves for product discounts on interim equipment, equipment returns and other related costs (See Note 2 - Other Accrued Liabilities). In July 1995, the Company received product acceptance from E-Plus, and began delivery and installation of the SPECTRUM(TM) II equipment. During the third quarter of fiscal 1996, the Company provided additional reserves of approximately $1.0 million related to the final resolution of other remaining open issues on this contract.

NOTE 10.  INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company operates in a single industry segment, the design and manufacture of short- and medium-haul digital transmission products.

The following table summarizes customers accounting for more than 10% of net sales in the fiscal years ended:

March 31,                                             1996           1995          1994
- ---------------------------------------------------------------------------------------

Siemens AG                                             22%             -             -
American Telephone & Telegraph Co.                      -              -            10%
Mercury Communications Ltd.                             -              -            11%
- ---------------------------------------------------------------------------------------

Geographic information for the fiscal years ended March 31, 1996, 1995, and 1994 is as follows:

                                             United             United
                                             States             Kingdom           Others       Eliminations         Total
- -------------------------------------------------------------------------------------------------------------------------
(In thousands)

1996
Sales to unaffiliated
   customers                                 $ 133,370        $  13,935        $   3,114       $       -        $ 150,419
Intercompany sales                               9,981                -                -          (9,981)               -
                                             ---------        ---------        ---------       ---------        ---------
Net sales                                    $ 143,351        $  13,935        $   3,114       $  (9,981)       $ 150,419
                                             ---------        ---------        ---------       ---------        ---------
Operating income (loss)                      $ (10,138)       $   1,767        $     220       $     128        $  (8,023)
                                             ---------        ---------        ---------       ---------        ---------
Identifiable assets                          $  92,760        $   6,539        $   2,016       $  (5,518)       $  95,797
                                             ---------        ---------        ---------       ---------        ---------

1995
Sales to unaffiliated
   customers                                 $ 126,171        $  24,995        $   2,484      $        -        $ 153,650
Intercompany sales                              20,287                -                -         (20,287)               -
                                             ---------        ---------        ---------       ---------        ---------
Net sales                                    $ 146,458        $  24,995        $   2,484       $ (20,287)       $ 153,650
                                             ---------        ---------        ---------       ---------        ---------
Operating income                             $   1,384        $   1,159        $     199       $       6        $   2,748
                                             ---------        ---------        ---------       ---------        ---------
Identifiable assets                          $ 102,687        $   7,269        $   1,469       $  (8,840)       $ 102,585
                                             ---------        ---------        ---------       ---------        ---------

1994
Sales to unaffiliated
   customers                                 $  84,956        $  28,361        $   2,693       $       -        $ 116,010
Intercompany sales                              26,961                -                -         (26,961)               -
                                             ---------        ---------        ---------       ---------        ---------
Net sales                                    $ 111,917        $  28,361        $   2,693       $ (26,961)       $ 116,010
                                             ---------        ---------        ---------       ---------        ---------
Operating income                             $ (20,995)       $  (1,277)       $      26       $    (272)       $ (22,518)
                                             ---------        ---------        ---------       ---------        ---------
Identifiable assets                          $  96,078        $  13,429        $   2,229       $ (27,733)       $  84,003
                                             ---------        ---------        ---------       ---------        ---------
- -------------------------------------------------------------------------------------------------------------------------

Intercompany sales to the Company's foreign subsidiaries are transacted at prices comparable to those offered to unaffiliated customers, after taking into account the value-added to products and services by the subsidiaries.

The following table represents export sales from the United States to unaffiliated customers by geographic region:

March 31,                                   1996            1995            1994
- --------------------------------------------------------------------------------
(In thousands)

Canada and South America                $ 14,876        $ 30,565        $ 23,516
Europe                                    59,732          52,105          24,814
Asia Pacific                              40,570          23,601          25,363
                                        --------        --------        --------
   Total export sales                   $115,178        $106,271        $ 73,693
                                        ========        ========        ========
Export sales as a % of U.S. sales             86%             84%             87%
- --------------------------------------------------------------------------------

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF DIGITAL MICROWAVE CORPORATION:

We have audited the accompanying consolidated balance sheets of Digital Microwave Corporation (a Delaware Corporation) and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Microwave Corporation and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.



                                                             ARTHUR ANDERSEN LLP

San Jose, California
April 22, 1996

CORPORATE DIRECTORY



OFFICERS                               Charles D. Kissner                      CORPORATE
                                       President and                           HEADQUARTERS
Charles D. Kissner                     Chief Executive Officer
President and                                                                  Digital Microwave Corporation
Chief Executive Officer                Dr. James D. Meindl                     170 Rose Orchard Way
                                       Professor of Microelectronics           San Jose, CA  95134
Frank Carretta, Jr.                    Georgia Institute of Technology         United States of America
Vice President, Worldwide Sales
and Service                            Billy B. Oliver
                                       A Private Communications                SALES OFFICES
Carol A. Goudey                        Consultant
Corporate Treasurer and                                                        North American Headquarters:
Assistant Secretary                                                            San Jose, California
                                       INDEPENDENT PUBLIC                      Norcross, Georgia
Timothy R. Hansen                      ACCOUNTANTS                             Schaumburg, Illinois
Vice President and                                                             Toronto, Canada
General Manager,                       Arthur Andersen LLP
SPECTRUM(TM) Division                  San Jose, California                    European Headquarters:
                                                                               Coventry, England
Jack Hillson                                                                   East Kilbride, Scotland
Vice President and                     GENERAL LEGAL COUNSEL                   Moscow, Russia
General Manager,
QUANTUM(TM)/Magnum Division            Morrison & Foerster LLP                 Latin American Headquarters:
                                       San Francisco, California               San Jose, California
Paul A. Kennard
Vice President, Engineering                                                    Mexico City, Mexico
                                       REGISTRAR AND                           Santa Fe de Bogota, Colombia
Shaun McFall                           TRANSFER AGENT
Vice President,                                                                Asia Pacific Headquarters:
Corporate Marketing                    Chemical Mellon                         Singapore
                                       Shareholder Services
John P. O'Neil                         San Francisco, California               Metro Manila, Philippines
Vice President, Personnel                                                      New Delhi, India
                                                                               Beijing, China
Carl A. Thomsen                        PRINCIPAL SUBSIDIARIES
Vice President, Chief Financial
Officer and Secretary                  DMC Telecom U.K. Ltd.                   SEC FORM 10-K
                                       East Kilbride, Scotland
                                                                               A copy of the Company's
DIRECTORS                              DMC Telecom Canada Inc.                 Annual Report to the
                                       Toronto, Canada                         Securities and Exchange
Richard C. Alberding                                                           Commission on Form 10-K
Executive Vice President (Retired)     DMC de Mexico, S.A. de C.V.             is available without charge
Hewlett-Packard Company                Mexico City, Mexico                     by writing to:

William E. Gibson                      Digital Microwave de                    Digital Microwave Corporation
President, DMC Telecom (Retired)       Venezuela, C.A.                         Attn: Corporate Communications
Digital Microwave Corporation          Caracas, Venezuela                      170 Rose Orchard Way
                                                                               San Jose, CA  95134
Clifford H. Higgerson                  DMC de Colombia
Chairman of the Board of Directors     Santa Fe de Bogota, Colombia
Digital Microwave Corporation
General Partner                        DMC Telecom Philippines, Inc.
Communications Ventures                Metro Manila, Philippines
and Vanguard Associates
Private Venture Capital
Investment Partnerships