Form 10-K, Exhibit 13
period 1997-03-31
DIGITAL MICROWAVE CORP /DE/
filed 1997-06-27
CIK 812703

                                     EXHIBIT 13.1

                      PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS


The Company's common stock is traded on the Nasdaq National Market under the symbol DMIC. The following table sets forth the high and low closing sales prices of the Company's common stock as reported by Nasdaq for the periods indicated.

Fiscal Year Ended             March 11, 1997                March 31, 1996
                           High            Low           High            Low
--------------------------------------------------------------------------------

1st Quarter                18 1/4          8 1/8         14              9 1/2
2nd Quarter                24 1/8         13 3/4         14 5/8         10 3/4
3rd Quarter                29 3/16        20 1/8         12 5/8          9 1/2
4th Quarter                37 5/8         19 1/4         11 1/8          8 1/8
--------------------------------------------------------------------------------

The Company has not paid dividends on its common stock and does not intend to pay dividends in the foreseeable future in order to retain earnings for use in its business. At March 31, 1997, there were approximately 211 stockholders of record.

                    [MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS]

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Factors That May Affect Future Financial Results" and elsewhere in this Annual Report.

OVERVIEW

    Digital Microwave Corporation designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. The Company was founded in 1984 and since its inception has shipped over 70,000 microwave radios worldwide.

    The Company has equipment installed in over 60 countries, and a significant portion of the Company's revenue is derived from sales outside the United States. In Fiscal 1997, 1996, and 1995, 94%, 88% and 87%, respectively, of the Company's revenues were from sales for equipment and services outside the United States.

RESULTS OF OPERATIONS

    The following table sets forth the percentage relationships of certain items from the Company's consolidated statements of operations as a percentage of net sales for the periods indicated:

                                                                         YEARS ENDED MARCH 31,
                                                                    -------------------------------
                                                                      1997       1996       1995
                                                                    ---------  ---------  ---------
Net sales.........................................................      100.0%     100.0%     100.0%
Cost of sales.....................................................       66.6       79.7       74.7
                                                                    ---------  ---------  ---------
Gross profit......................................................       33.4       20.3       25.3
Research and development..........................................        5.9        7.4        7.4
Selling, general and administrative...............................       19.7       18.2       16.1
                                                                    ---------  ---------  ---------
Operating income (loss)...........................................        7.8       (5.3)       1.8
Other income (expense), net.......................................       (0.5)       0.1       (0.4)
                                                                    ---------  ---------  ---------
Income (loss) before provision for income taxes...................        7.3       (5.2)       1.4
Provision (credit) for income taxes...............................        0.7       (1.3)       0.1
                                                                    ---------  ---------  ---------
Net income (loss).................................................        6.6%      (3.9)%       1.3%
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

YEAR ENDED MARCH 31, 1997 COMPARED TO YEAR ENDED MARCH 31, 1996

    NET SALES. Net sales for Fiscal 1997 were $178.3 million, a 19% increase compared to net sales of $150.4 million in Fiscal 1996. The increase in net sales was due to higher sales in all regions. For Fiscal 1997, net sales were $77.0 million in Europe, $55.7 million in the Asia/Pacific region, and $45.6 million in the Americas, compared to $73.7 million, $40.5 million, and $36.2 million, respectively, in Fiscal 1996. See Note 8 of the Notes to Consolidated Financial Statements.

    The increase in net sales in Fiscal 1997 compared to Fiscal 1996 was also due to the rapid market acceptance of the SPECTRUM-TM- II product line after its first commercial shipments in 1995. SPECTRUM II accounted for 41% of total net sales in Fiscal 1997 compared to 17% in Fiscal 1996.

    GROSS PROFIT. Gross profit in Fiscal 1997 was higher than in Fiscal 1996 primarily due to the Company's SPECTRUM II product line, which began shipping in July 1995. In Fiscal 1997, the Company instituted a formal process improvement program, entitled "Operation NewWave," to improve manufacturing operations, product development cycle time, and asset utilization. The Company has started to see results from this program with improved gross margins and better inventory turnover. A shift in product mix has also increased gross profit. Fiscal 1996 was negatively impacted by the shipments of approximately $9.0 million of M Series and other products to E-Plus, a major European customer, at no margin due to delays in completion of the SPECTRUM II product. See Note 7 of Notes to Consolidated Financial Statements. Fiscal 1996 also included provisions for excess and obsolete inventory of approximately $7.0 million, unabsorbed manufacturing expenses due to lower production volume, rework expenses, and other costs related to the startup of SPECTRUM II production. The additional inventory reserves were necessary as a result of the changes in the Company's product line focus with the introduction of the SPECTRUM II product line, as well as changes in customer requirements. Net sales for Fiscal 1997 of SPECTRUM II increased to $73.5 million from $25.6 million in Fiscal 1996. Net sales of QUANTUM increased to $29.5 million in Fiscal 1997 from $12.9 million in Fiscal 1996.
Net sales in Fiscal 1997 of the M Series product line, which has been largely replaced by the SPECTRUM II product line, decreased to $31.5 million from $63.1 million in Fiscal 1996. Net sales for other products and services amounted to $43.8 million in Fiscal 1997 compared to $48.8 million in Fiscal 1996.

    The Company has seen its gross profit improve in Fiscal 1997; however, there can be no assurance that the Company will be able to maintain its gross profit at current levels. Of particular concern is the intense competitive price pressure of the telecommunications market, which results in downward pricing pressure on the Company's products. See "Factors That May Affect Future Financial Results."

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for Fiscal 1997 of $10.6 million were $0.5 million lower than the $11.1 million reported in Fiscal 1996. This decrease was primarily attributable to lower project material costs in connection with the SPECTRUM II product as it transitioned from its initial development stage to production. The Company will continue to invest in the development of new products and features in order to maintain and enhance its competitive position and expects research and development spending to increase in Fiscal 1998.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for Fiscal 1997 increased by $7.7 million to $35.1 million from $27.4 million in Fiscal 1996. This increase was mostly attributable to an increase in personnel, sales office, and related travel expenses as the Company continued to increase its worldwide sales and customer support structure. Also contributing to the increase were consulting fees related to the company-wide process improvement program, a higher provision for uncollectable accounts receivable, primarily related to one customer in Asia, as well as profit sharing and management bonus expenses of approximately $1.8 million due to the improved profitability of the Company during Fiscal 1997.

    INTEREST AND OTHER INCOME, NET. Interest and other income, net for Fiscal 1997 was $0.1 million compared to $2.0 million in Fiscal 1996. Fiscal 1996 included interest income related to income tax refunds of $0.4 million and gain on the sale of investments of $0.7 million. There were no similar items in Fiscal 1997. In Fiscal 1997, the Company recorded foreign exchange losses of $0.3 million primarily related to receivables denominated in foreign currencies, compared to foreign exchange gains of $0.5 million in Fiscal 1996.

    INTEREST EXPENSE. Interest expense for Fiscal 1997 was $1.0 million compared to $1.9 million in Fiscal 1996. The decrease in interest expense was primarily attributable to lower average principal balances outstanding on the Company's line of credit and note payable in Fiscal 1997.

    PROVISION (CREDIT) FOR INCOME TAXES. The Company recorded an income tax provision in Fiscal 1997 at an effective rate of 10%. This was less than the statutory rate primarily due to the utilization of the net operating loss, tax credit, and other tax attribute carry-forwards. The Company expects, assuming continued operating profitability, that the effective tax rate will reflect a benefit in future periods as the Company continues to utilize its deferred tax asset. For Fiscal 1996, the Company recorded a tax benefit of $2.0 million after the completion of an IRS audit of the Fiscal years ended March 31, 1990 through 1994 and the receipt of tax refunds resulting from a favorable IRS letter ruling. The ruling allowed the Company to carry-back and obtain a refund for certain net tax operating losses incurred in Fiscal 1995.

YEAR ENDED MARCH 31, 1996 COMPARED TO YEAR ENDED MARCH 31, 1995

    NET SALES. Net sales decreased 2.1% from $153.7 million in Fiscal 1995 to $150.4 million in Fiscal 1996. Net sales in the Americas were $36.2 million, a 32% decrease from $53.0 million reported in Fiscal 1995, and net sales in Fiscal 1996 for Europe of $73.7 million were 4% lower than the $77.1 million reported in Fiscal 1995. These decreases were partly offset by an increase of 72% in sales in Asia/Pacific, from $23.6 million reported in Fiscal 1995 to $40.5 million in Fiscal 1996. International sales for Fiscal 1996 and 1995 were 88% and 87% of total net sales, respectively. The decrease in sales in the Americas was due to lower orders from Colombia and Mexico. The increase in sales in Asia/Pacific was due to the growth of major wireless service providers in the Philippines, Malaysia, India, and China. See Note 8 of Notes to Consolidated Financial Statements.

    GROSS PROFIT. Gross profit as a percentage of net sales decreased to 20.3% in Fiscal 1996 from 25.3% in Fiscal 1995. The lower gross profit in Fiscal 1996 was primarily due to provisions for excess and obsolete inventory of approximately $8.8 million recorded in Fiscal 1996, compared to $1.0 million in Fiscal 1995, unabsorbed manufacturing overhead expenses because of lower production volume, rework expenses and costs related to the start-up of SPECTRUM II production. The additional inventory reserves were necessary as a result of the changes in the Company's product line focus with the introduction of the SPECTRUM II product line, as well as changes in customer requirements. Also, an additional reserve of $1.0 million was recorded in the third quarter of Fiscal 1996 to cover the final resolution of E-Plus remaining open issues resulting from delays in the shipment of the SPECTRUM II products at the start of the year. Competitive price pressures on major contracts also continued to contribute to lower gross margins. See "Factors That May Affect Future Financial Results" and Note 7 of Notes to Consolidated Financial Statements.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased by $0.3 million, from $11.4 million in Fiscal 1995 to $11.1 million in Fiscal 1996. As a percentage of net sales, research and development expenses were 7.4% for both Fiscal 1996 and 1995.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $27.4 million in Fiscal 1996 from $24.8 million in Fiscal 1995. As a percentage of net sales, selling, general and administrative expenses were 18.2% in Fiscal 1996, as compared with 16.1% in Fiscal 1995. The increase in expense was principally due to the continued expansion of customer service and support in Asia Pacific and the Americas, new marketing and advertising programs, and increases in other administrative expenses.

    INTEREST AND OTHER INCOME (EXPENSE). Interest income for Fiscal 1996 was $0.5 million compared to $0.1 million in Fiscal 1995 due to interest income of $0.4 million related to income tax refunds. Interest expense in Fiscal 1996 was $1.9 million compared to $0.5 million in Fiscal 1995. The increase in interest expense was attributable to the higher principal balances outstanding on the line of credit and note payable for the first half of Fiscal 1996. Other income (expense), net was $1.4 million in income in Fiscal 1996 compared to a $0.2 million expense in Fiscal 1995. Higher other income was due to the gain on sale of investment of $0.7 million, foreign exchange gains of $0.5 million and royalty income of $0.3 million. The favorable exchange gains were attributable to receivables denominated in foreign currencies.

    PROVISION (CREDIT) FOR INCOME TAXES. The Company recorded a tax benefit of $2.0 million in Fiscal 1996 compared to a $0.2 million tax provision in Fiscal 1995. The tax benefit was recorded after the completion of an IRS audit of the Fiscal years ended March 31, 1990 through 1994 and the receipt of tax refunds resulting from a favorable IRS letter ruling. The ruling allowed the Company a 10-year carry-back from net operating losses incurred in Fiscal 1995 and allowed the Company to obtain federal tax refunds. Substantially all of these refunds had not been previously recorded for financial statement purposes, as their realization was uncertain. See Note 5 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    In Fiscal 1997, the Company generated $9.3 million in cash from operations, primarily due to increases in net income and increases in accounts payable partially offset by increases in accounts receivable and inventories. Total assets at March 31, 1997 increased by $74.4 million to $170.2 million from $95.8 million at March 31, 1996, principally due to increases in cash and cash equivalents, short-term investments, inventories, and accounts receivable. The increase in cash and cash equivalents and short-term investments was due primarily to the sale of 2.2 million shares of the Company's common stock in a secondary offering, which netted $51.6 million. Inventories increased primarily to support a higher volume of net sales. The increase in accounts receivable was primarily due to higher net sales of $52.3 million in the fourth quarter of Fiscal 1997, compared to $36.2 million in the fourth quarter of Fiscal 1996.

    Total liabilities at March 31, 1997 of $52.7 million were $6.6 million higher than the $46.1 million in total liabilities at March 31, 1996. The increase was primarily due to the increase in accounts payable related to higher inventory purchases and other accrued liabilities for contract deposits received from customers. This increase was offset by payment in full of the note payable and a reduction in the balance outstanding under the line of credit.

    CREDIT ARRANGEMENTS. At March 31, 1997, the Company had a $25.0 million credit facility, with a U.S. bank and a credit company, that expires on June 30, 1997. Borrowings bear interest at the prime rate plus 1.0% per annum (9.50% at March 31, 1997) and are secured by certain assets of the Company. At March 31, 1997, $2.0 million was outstanding under this credit facility, and $23.0 million of credit was available based on the underlying collateral. The agreement requires the Company to maintain certain financial covenants, including minimum tangible net worth and profitability requirements. In April 1997, the Company notified the lenders of its intent to terminate the facility as of June 30, 1997. The Company concurrently accepted a commitment from a major bank for a one-year, unsecured $20.0 million revolving credit facility. The facility provides borrowing at either the bank's prime reference rate or the applicable London Interbank Offering Rate plus 1.0% per annum. See Note 3 of Notes to Consolidated Financial Statements.

    In May 1997, the Company completed the acquisition of Granger, Inc. for total consideration of $14.5 million and purchased a minority interest in Granger Associates, Ltd., a UK company, for $4.0 million. See Note 9 of Notes to Consolidated Financial Statements.

    The Company believes that the liquidity provided by existing cash and short-term investment balances, anticipated future cash flows from operations, and the Company's new borrowing arrangements will be sufficient to meet both working capital and capital expenditure requirements for at least Fiscal 1998.

FACTORS THAT MAY AFFECT FUTURE FINANCIAL RESULTS

    The Stockholders' Letter and discussions in this Annual Report concerning the Company's future products, expenses, revenues, gross margins, liquidity, and cash needs, as well as the Company's plans and strategies, contain forward-looking statements concerning the Company's future operations and financial results. These forward-looking statements are based on current expectations, and the Company assumes no obligation to update this information. Numerous factors, such as economic and competitive conditions, timing and volume of incoming orders, shipment volumes, product margins, and foreign exchange rates, could cause actual results to differ materially from those described in these statements, and prospective investors and stockholders should carefully consider the factors set forth below in evaluating these forward-looking statements. The Company's backlog may not be representative of actual sales for any succeeding period because of the timing of orders, delivery intervals, customer and product mix, and the possibility of changes in delivery schedules and additions or cancellation of orders.

    Manufacturers of digital microwave telecommunications equipment are experiencing, and are likely to continue to experience intense price pressure, which has resulted, and is expected to continue to result, in downward pricing pressure on the Company's products. As a result, the Company has experienced, and expects to continue to experience, declining average sales prices for its products. The Company's ability to maintain its gross profit margins is dependent upon its ability to continue to improve manufacturing efficiencies, lower material costs of products, and introduce new products and product enhancements.

    The markets for the Company's products are extremely competitive, and the Company expects that competition will increase. The Company's existing and potential competitors include established and emerging companies, such as California Microwave, L.M. Ericsson, Siemens AG, Farinon Division of Harris Corporation, P-COM, Alcatel, Nokia, NERA, NEC, and SIAE, many of which have more extensive engineering, manufacturing, and marketing capabilities and significantly greater financial, technical, and personnel resources than the Company. The Company believes that its ability to compete successfully will depend on a number of factors, including customer service and support, breadth of product line, product performance and features, rapid delivery, reliability, timing of new product introductions by the Company, its customers and its competitors, and the ability of its customers to obtain financing.

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

    The Company's manufacturing operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. In addition, the Company depends in part upon subcontractors to assemble major components and subsystems used in its products in a timely and satisfactory manner. From time to time the Company has experienced delivery delays from key suppliers, which impacted sales. There can be no assurance that the Company will not experience material supply problems or component or subsystem delays in the future.

    The Company has pursued, and will continue to pursue, growth opportunities through internal development and acquisitions of complementary business and technologies. Acquisitions may involve difficulties in the retention of personnel, diversion of management's attention, unexpected legal liabilities, and tax and accounting issues. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations, or expand into new markets. Once integrated, acquired businesses may not achieve comparable levels of revenues, profitability, or productivity as the existing business of the Company or otherwise perform as expected.

    During any given quarter, a small number of customers account for a significant portion of the Company's net sales. The Company's customers typically are not contractually obligated to purchase any quantity of products in any particular period, and product sales to major customers have varied widely from period to period. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or the failure of the Company to gain additional customers could have a material adverse effect on the Company's business, financial condition, and results of operations.

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                         YEARS ENDED MARCH 31,
                                                       ----------------------------------------------------------
                                                          1997        1996        1995        1994        1993
                                                       ----------  ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales............................................  $  178,344  $  150,419  $  153,650  $  116,010  $  103,937
Net income (loss)....................................      11,707      (5,955)      1,982     (22,495)     (6,708)
Net income (loss) per share..........................        0.69       (0.40)       0.14       (1.81)      (0.55)

CONSOLIDATED BALANCE SHEETS DATA:
Total assets.........................................  $  170,206  $   95,797  $  102,585  $   84,003  $   72,990
Long-term liabilities................................         158       2,782       6,362         459         201

                         [CONSOLIDATED BALANCE SHEETS]

                                                                                                MARCH 31,
                                                                                           --------------------
                                                                                             1997       1996
                                                                                           ---------  ---------
                                                                                              (IN THOUSANDS,
                                                                                           EXCEPT SHARE AND PER
                                                                                              SHARE AMOUNTS)
                                                    ASSETS
CURRENT ASSETS:
Cash and cash equivalents................................................................  $  40,367  $   9,018
Short-term investments...................................................................     17,947     --
Accounts receivable, net of allowance of $3,362 in 1997 and $1,373 in 1996...............     44,623     33,398
Inventories..............................................................................     45,900     35,347
Other current assets.....................................................................      3,643      2,973
                                                                                           ---------  ---------
    Total current assets.................................................................    152,480     80,736
                                                                                           ---------  ---------
PROPERTY AND EQUIPMENT:
Machinery and equipment..................................................................     39,477     36,609
Land and buildings.......................................................................      1,262      1,262
Furniture and fixtures...................................................................      7,108      7,602
Leasehold improvements...................................................................      2,119      2,262
                                                                                           ---------  ---------
                                                                                              49,966     47,735
Accumulated depreciation and amortization................................................    (32,240)   (32,674)
                                                                                           ---------  ---------
Net property and equipment...............................................................     17,726     15,061
                                                                                           ---------  ---------
                                                                                           $ 170,206  $  95,797
                                                                                           ---------  ---------
                                                                                           ---------  ---------

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Lines of credit..........................................................................  $   2,016  $   3,106
Current maturities of note payable.......................................................     --          3,334
Current maturities of capital lease obligations..........................................        681      1,025
Accounts payable.........................................................................     22,890     16,252
Income taxes payable.....................................................................      1,649        973
Accrued liabilities......................................................................     25,284     18,590
                                                                                           ---------  ---------
    Total current liabilities............................................................     52,520     43,280

LONG-TERM LIABILITIES:
Note payable, net of current maturities..................................................     --          1,944
Capital lease obligations, net of current maturities.....................................        158        838
                                                                                           ---------  ---------
    Total liabilities....................................................................     52,678     46,062
                                                                                           ---------  ---------

COMMITMENTS AND CONTINGENCIES (NOTE 4)

STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 5,000,000 shares authorized; none outstanding...........     --         --
Common stock, $.01 par value; 30,000,000 shares authorized; 18,510,569 shares in 1997 and
  15,820,783 shares in 1996 issued and outstanding.......................................        185        159
Additional paid-in capital...............................................................    121,491     65,368
Unrealized holding loss on available-for-sale securities.................................        (63)    --
Accumulated deficit......................................................................     (4,085)   (15,792)
                                                                                           ---------  ---------
    Total stockholders' equity...........................................................    117,528     49,735
                                                                                           ---------  ---------
                                                                                           $ 170,206  $  95,797
                                                                                           ---------  ---------
                                                                                           ---------  ---------

 The accompanying notes are an integral part of these consolidated balance sheets.

                    [CONSOLIDATED STATEMENTS OF OPERATIONS]

                                                                                     YEARS ENDED MARCH 31,
                                                                               ----------------------------------
                                                                                  1997        1996        1995
                                                                               ----------  ----------  ----------
                                                                                     (IN THOUSANDS, EXCEPT
                                                                                       PER SHARE AMOUNTS)
Net Sales: ..................................................................  $  178,344  $  150,419  $  153,650
Cost of sales................................................................     118,778     119,918     114,760
                                                                               ----------  ----------  ----------
  Gross profit...............................................................      59,566      30,501      38,890
                                                                               ----------  ----------  ----------

OPERATING EXPENSES:
Research and development.....................................................      10,596      11,108      11,379
Selling, general and administrative..........................................      35,071      27,416      24,763
                                                                               ----------  ----------  ----------
  Total operating expenses...................................................      45,667      38,524      36,142
                                                                               ----------  ----------  ----------
  Income (loss) From Operations..............................................      13,899      (8,023)      2,748

Other Income (expense):
Interest income..............................................................         371         538         151
Interest expense.............................................................        (978)     (1,860)       (530)
Other income (expense), net..................................................        (284)      1,437        (167)
                                                                               ----------  ----------  ----------
  Total other income (expense)...............................................        (891)        115        (546)
                                                                               ----------  ----------  ----------
  Income (loss) before provision (credit) for income taxes...................      13,008      (7,908)      2,202
Provision (credit) for income taxes..........................................       1,301      (1,953)        220
                                                                               ----------  ----------  ----------
NET INCOME (LOSS)............................................................      11,707  $   (5,955) $    1,982
                                                                               ----------  ----------  ----------
NET INCOME (LOSS) PER SHARE..................................................  $     0.69  $    (0.40) $     0.14
                                                                               ----------  ----------  ----------

Weighted Average Number of Common and Common Equivalent Shares Outstanding...      16,941      14,895      13,845

  The accompanying notes are an integral part of these consolidated financial statements.

               [CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY]
                   YEARS ENDED MARCH 31, 1997, 1996, AND 1995

                                             COMMON STOCK         ADDITIONAL                                  TOTAL
                                       -------------------------   PAID-IN     UNREALIZED    ACCUMULATED   STOCKHOLDERS'
                                          SHARES       AMOUNT      CAPITAL    HOLDING LOSS     DEFICIT        EQUITY
                                       ------------  -----------  ----------  -------------  ------------  ------------
                                                             (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
BALANCE, MARCH 31, 1994..............    12,823,709   $     128   $   40,295    $  --         $  (11,819)   $   28,604

Stock options and warrants
  exercised..........................       643,984           7        4,018       --             --             4,025
Net income...........................       --           --           --           --              1,982         1,982
                                       ------------       -----   ----------      ---        ------------  ------------
BALANCE, MARCH 31, 1995..............    13,467,693         135       44,313       --             (9,837)       34,611

Sale of stock to private investors...     2,063,982          21       19,071       --             --            19,092
Stock options exercised..............       289,108           3        1,929       --             --             1,932
Tax benefits related to employee
  stock transaction..................       --           --               55       --             --                55
Net loss.............................       --           --           --           --             (5,955)       (5,955)
                                       ------------       -----   ----------    -----        ------------  ------------
BALANCE, MARCH 31, 1996..............    15,820,783         159       65,368       --            (15,792)       49,735

Sale of stock in secondary
  offering...........................     2,200,000          22       51,568       --             --            51,590
Stock options exercised..............       489,786           4        4,270       --             --             4,274
Tax benefit related to employee stock
  transaction........................       --           --              285       --             --               285
Unrealized holding loss on
  available-for-sale securities......       --           --           --          (63)            --               (63)
Net Income...........................       --           --           --           --             11,707        11,707
                                       ------------       -----   ----------    -----        ------------  ------------
BALANCE, MARCH 31, 1997..............    18,510,569   $     185   $  121,491    $ (63)        $   (4,085)   $  117,528
                                       ------------       -----   ----------    -----        ------------  ------------
                                       ------------       -----   ----------    -----        ------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                    [CONSOLIDATED STATEMENTS OF CASH FLOWS]

                                                                                      YEARS ENDED MARCH 31,
                                                                                ----------------------------------
                                                                                   1997        1996        1995
                                                                                ----------  ----------  ----------
                                                                                          (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).............................................................  $   11,707  $   (5,955) $    1,982
Adjustments to reconcile net income (loss) to net cash provided by (used for)
  operating activities:
  Depreciation and amortization...............................................       5,790       6,332       6,356
  Provision for uncollectable accounts........................................       1,400         580         276
  Provision for inventory reserves............................................       4,271       8,795         958
  Provision for warranty reserves.............................................       2,385       1,678       1,911
  Changes in assets and liabilities:
    (Increase) in accounts receivable.........................................     (12,674)     (1,492)     (5,774)
    (Increase) decrease in inventories........................................     (14,846)        904      12,212)
    Decrease in tax refund receivable.........................................      --           1,820         778
    (Increase) decrease in other current assets...............................        (575)      1,559      (1,503)
    Increase (decrease) in accounts payable...................................       6,638      (5,144)      5,398
    Increase (decrease) in income tax payable.................................         967        (602)        168
    (Decrease) in accrued litigation..........................................      --          --         (19,900)
    Increase (decrease) in other accrued liabilities..........................       4,215        (639)      4,119
                                                                                ----------  ----------  ----------
      Net cash provided by (used for) operating activities....................       9,278       7,836     (17,443)
                                                                                ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment............................................      (8,509)     (4,527)     (8,111)
Purchase of available-for-sale securities.....................................     (17,947)     --          --
                                                                                ----------  ----------  ----------
      Net cash used for investing activities..................................     (26,456)     (4,527)     (8,111)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from banks.........................................................      15,300      16,188      36,744
Repayments to banks...........................................................     (21,561)    (28,423)    (16,124)
Payments of capital lease obligations.........................................      (1,025)     (1,019)       (695)
Sale of common stock..........................................................      55,864      15,812       4,025
                                                                                ----------  ----------  ----------
      Net cash provided by financing activities...............................      48,578       2,558      23,950
                                                                                ----------  ----------  ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.......................................         (51)        132         (39)
                                                                                ----------  ----------  ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........................      31,349       5,999      (1,643)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR................................       9,018       3,019       4,662
                                                                                ----------  ----------  ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR......................................  $   40,367  $    9,018  $    3,019
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                  [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]

NOTE 1. DESCRIPTION OF BUSINESS

    Digital Microwave Corporation (the "Company") designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. Transmitting and receiving multiple digital lines, Digital Microwave's high performance digital microwave systems carry voice, data, and digitized video signals across a full spectrum of frequencies and capacities. The Company has sold over 70,000 radios, which operate in nearly every kind of environment around the world. Digital Microwave Corporation was founded in January 1984, and is traded under the symbol DMIC on the Nasdaq National Market.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Digital Microwave Corporation and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated.

    ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

    The Company is required to segregate and maintain certain cash balances as security for letters of credit provided to secure performance or bid bonds under some of the Company's revenue contracts. As of March 31, 1997 and 1996, this amounted to $574,000 and $719,000, respectively, and are included in cash and cash equivalents in the accompanying Consolidated Balance Sheets.

    The following is a summary of cash and cash equivalents as of March 31:

                                                                             1997       1996
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Cash and money market funds..............................................  $  16,576  $   9,018
U.S. Treasuries and government agencies..................................      4,844     --
Commercial paper.........................................................     18,947     --
                                                                           ---------  ---------
    Total................................................................  $  40,367  $   9,018
                                                                           ---------  ---------
                                                                           ---------  ---------

    SHORT-TERM INVESTMENTS. The Company invests its excess cash in high-quality and easily marketable instruments to ensure cash is readily available for use in its current operations. Accordingly, all of the Company's marketable securities are classified as "available-for-sale" in accordance with the provisions of the Statement of Financial Accounting Standards No. 115. At March 31, 1997, the Company's available-for-sale securities had contractual maturities ranging from 4 months to 30 months, and the weighted average maturity was 15 months.

    All short-term investments are reported at fair market value with the related unrealized holding gains and losses reported as a component of stockholders' equity. Unrealized holding losses on the portfolio of approximately $63,000 were recorded as of March 31, 1997. There were no realized gains or losses on sales of available-for-sale securities during Fiscal 1997, 1996, or 1995.

    The following is a summary of short-term investments as of March 31:

                                                                         1997
                                                       -----------------------------------------
                                                                    MARKET VALUE    UNREALIZED
                                                         COST AT     AT BALANCE    HOLDING GAIN
                                                       EACH ISSUE    SHEET DATE       (LOSS)
                                                       -----------  -------------  -------------
                                                                    (IN THOUSANDS)
Auction rate preferred notes.........................   $   3,000     $   3,000      $  --
Corporate notes......................................      15,010        14,947            (63)
                                                       -----------  -------------    ---------
    Total............................................   $  18,010     $  17,947      $     (63)
                                                       -----------  -------------    ---------
                                                       -----------  -------------    ---------

    SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURES. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:

                                                                        YEARS ENDED MARCH 31,
                                                                   -------------------------------
                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                           (IN THOUSANDS)
Interest.........................................................  $   1,003  $   1,753  $   1,556
Income taxes.....................................................  $     381  $     172  $      62

    The following non-cash transactions occurred during the Fiscal years ended:

                                                                                MARCH 31,
                                                                     -------------------------------
                                                                       1997       1996       1995
                                                                     ---------  ---------  ---------
                                                                             (IN THOUSANDS)
Tax benefit related to employee stock transactions.................  $     285  $      55  $  --
Property purchased under capital leases............................     --      $   1,324  $   1,314
Reduction of accounts payable to vendor in connection with the sale
  of stock.........................................................  $  --      $   5,000  $  --

    INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. Inventories consisted of:

                                                                               MARCH 31,
                                                                          --------------------
                                                                            1997       1996
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Raw materials...........................................................  $  16,594  $  11,840
Work-in-process.........................................................     15,122     16,342
Finished goods..........................................................     14,184      7,165
                                                                          ---------  ---------
                                                                          $  45,900  $  35,347
                                                                          ---------  ---------
                                                                          ---------  ---------

    Inventories contained components and assemblies in excess of the Company's current estimated requirements and were reserved at March 31, 1997 and 1996. In the third quarter of Fiscal 1996, the Company charged cost of sales for approximately $7.0 million for excess and obsolete inventories as a result of product transitions. Due to competitive pressures, it is possible that these estimates could change in the foreseeable future.

    PROPERTY AND EQUIPMENT. Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term. Included in property and equipment are assets held under capital leases with a cost of $2,691,000 and $3,641,000 for Fiscal 1997 and 1996, respectively. Accumulated amortization on leased assets was $1,016,000 and $1,044,000 as of March 31, 1997 and 1996, respectively.

    ACCRUED LIABILITIES.  Accrued liabilities included the following:

                                                                               MARCH 31,
                                                                          --------------------
                                                                            1997       1996
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Customer deposits.......................................................  $   9,954  $   4,839
Accrued contract obligations (See Note 7)...............................      1,632      3,759
Accrued payroll and benefits............................................      3,606      1,522
Accrued commissions.....................................................      4,131      3,246
Accrued warranty........................................................      2,923      3,076
Other...................................................................      3,038      2,148
                                                                          ---------  ---------
                                                                          $  25,284  $  18,590
                                                                          ---------  ---------
                                                                          ---------  ---------

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

    Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying Consolidated Statements of Operations. For Fiscal 1997 the aggregate net foreign exchange loss was $344,000; for Fiscal 1996 the net foreign exchange gain was $506,000; and for Fiscal 1995 the aggregate net foreign exchange loss was $39,000.

    CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments to financial institutions evaluated as highly credit worthy. Trade receivables concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations potentially subject the Company to concentration of credit risk. In addition to sales in Western Europe and North America, the Company actively markets and sells products in the Far East, Eastern Europe, the Middle East, and Latin and South America. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral.

    REVENUE RECOGNITION. Revenue from product sales is generally recognized upon shipment and is net of third-party commissions, freight, and duty charges. Service revenue, which is less than 10% of net sales for each of the three Fiscal years presented, is recognized when the related services are performed.

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

    In February 1997, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share," which is required to be adopted by the Company in its third quarter of Fiscal 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating earnings per share, primary earnings per share will be replaced with basic earnings per share and fully diluted earnings per share will be replaced with diluted earnings per share. Under basic earnings per share, the dilutive effect of stock options will be excluded. Under SFAS 128, basic earnings (loss) per share for Fiscal 1997, 1996 and 1995 would have been $0.73, $(0.40) and $0.15 per share, respectively. Diluted earnings per share would be substantially the same as the reported primary earnings per share.

    STOCK COMPENSATION. Effective April 1, 1996, the Company adopted the disclosure provisions of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. In accordance with the provisions of SFAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Note 6 of these Consolidated Financial Statements contains a summary of the pro forma effects on reported net income and earnings per share for Fiscal 1997 and 1996 based on the fair market value of the options granted at grant date as prescribed by SFAS 123.

NOTE 3. CREDIT ARRANGEMENTS

    At March 31, 1997, the Company had a $25.0 million credit facility with a U.S. bank and a credit company that expires on June 30, 1997. Borrowings bear interest at the prime rate plus 1.0% per annum (9.50% at March 31, 1997) and are secured by certain assets of the Company. At March 31, 1997, $2.0 million was outstanding under this credit facility, and $23.0 million of credit was available based on the underlying collateral. The agreement requires the Company to maintain certain financial covenants, including minimum tangible net worth and profitability requirements. In April 1997, the Company notified the lender of its intent to terminate the facility as of June 30, 1997. The Company concurrently accepted a commitment from a major bank for a one-year, unsecured $20.0 million revolving credit facility. The facility provides borrowing at either the bank's prime reference rate or the applicable London Interbank Offering Rate plus 1.0% per annum.

    In October 1994, the Company signed a three-year, $10.0 million promissory note, payable to a financing company in equal monthly installments of approximately $278,000. The note was secured by all equipment in the Company's San Jose, California facility and bore interest at prime plus 2.25% per annum. The note was prepaid in full on December 2, 1996, including a 1% prepayment penalty.

NOTE 4. COMMITMENTS AND CONTINGENCIES

    The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under noncancelable operating and capital leases, which expire at various periods through 2018. At March 31, 1997, future minimum payment obligations under these leases were as follows:

                                                                            YEARS ENDING MARCH 31,
                                                                           ------------------------
                                                                             CAPITAL     OPERATING
                                                                           -----------  -----------
                                                                                (IN THOUSANDS)
1998.....................................................................   $     736    $   2,490
1999.....................................................................         162        2,123
2000.....................................................................      --            1,837
2001.....................................................................      --            1,821
2002.....................................................................      --              956
2003 and beyond..........................................................      --            1,576
                                                                                -----   -----------
Future minimum lease payments............................................         898    $  10,803
                                                                                        -----------
                                                                                        -----------
Less amount representing interest (9% to 14%)............................         (59)
                                                                                -----
Present value of minimum lease payments..................................         839
Less current maturities..................................................        (681)
                                                                                -----
Long-term lease obligations..............................................   $     158
                                                                                -----
                                                                                -----

    Rent expense under operating leases was approximately $3,472,000, $3,679,000 and $3,458,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

    LEGAL CONTINGENCIES. The Company is a defendant in various suits and is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these claims will not have a material adverse effect on the consolidated financial position, liquidity or results of operations of the Company.

    CONTINGENCIES IN MANUFACTURING AND SUPPLIERS. The Company's manufacturing operations are highly dependent upon the timely delivery of materials and components by outside suppliers. The Company uses local and offshore subcontractors to assemble major components and subassemblies used in its microwave products. Certain microwave integrated circuit subassemblies which are used in all of the Company's microwave radio products are supplied by a limited number of vendors. The Company believes that most materials and components are, and will continue to be, available from existing or alternative suppliers. The inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products. There can be no assurance that the Company will not experience component delays or other supply problems.

NOTE 5. INCOME TAXES

    The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

    The domestic and foreign components of income (loss) before provision for income taxes were as follows:

                                                                      YEARS ENDED MARCH 31,
                                                                 -------------------------------
                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Domestic.......................................................  $  11,962  $  (9,845) $   1,182
Foreign........................................................      1,046      1,937      1,020
                                                                 ---------  ---------  ---------
                                                                 $  13,008  $  (7,908) $   2,202
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    The provision (credit) for income taxes consisted of the following:

                                                                      YEARS ENDED MARCH 31,
                                                                 -------------------------------
                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Current:
  Federal......................................................  $   1,118  $  (2,018) $     220
  State........................................................         44     --         --
  Foreign......................................................        139         65     --
                                                                 ---------  ---------  ---------
    Total current..............................................  $   1,301  $  (1,953) $     220

Deferred:......................................................     --         --         --
                                                                 ---------  ---------  ---------
                                                                 $   1,301  $  (1,953) $     220
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    The provision (credit) for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

                                                                      YEARS ENDED MARCH 31,
                                                                 -------------------------------
                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Expected tax provision (credit)................................  $   4,553  $  (2,689) $     749
State taxes net of Federal benefit.............................        367       (343)    --
Change in valuation allowance..................................     (3,079)     3,346       (624)
Reversal of previously provided taxes upon settlement of the
  IRS audit....................................................     --         (2,018)    --
FSC commission.................................................       (581)    --         --
Other..........................................................         41       (249)        95
                                                                 ---------  ---------  ---------
                                                                 $   1,301  $  (1,953) $     220
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    The major components of the net deferred tax asset consisted of the following:

                                                                              MARCH 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
Inventory reserves....................................................  $    4,583       6,041
Depreciation..........................................................      --             685
Warranty reserves.....................................................       1,023       1,158
Bad debt reserves.....................................................         696         655
Net operating loss carry-forwards.....................................       1,032       3,879
Tax credits...........................................................       5,084       5,514
Other.................................................................       3,397       1,430
                                                                        ----------  ----------
                                                                            15,815      19,362
Less: Valuation reserve--Operations...................................     (15,815)    (18,894)
Less: Valuation reserve--Equity.......................................      --            (468)
                                                                        ----------  ----------
Net deferred tax asset................................................  $   --      $   --
                                                                        ----------  ----------
                                                                        ----------  ----------

    The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized by the Company. In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," the Company believes it is more likely than not that the Company will not realize these benefits and, accordingly, has continued to provide a valuation allowance for them. Foreign net operating loss carry-forwards of $1.9 million will expire at various dates from 1999 through 2004. State net operating loss carry-forwards totaling $6.5 million will expire at various dates from the year 1998 through 2001. The tax credit carry-forwards will expire at various dates from the year 2005 through 2012.

NOTE 6. COMMON STOCK

    STOCK OPTION PLANS. The Company's 1984 Stock Option Plan ("1984 Plan") provides for the grant of both incentive and nonqualified stock options to key employees and certain independent contractors of the Company. At March 31, 1997, options to purchase 320,268 common shares were outstanding under the 1984 Plan, of which 182,668 options were exercisable at prices ranging from $5.25 to $26.00 per share. As a result of the adoption of the 1994 Stock Incentive Plan ("1994 Plan") there were no shares available for future grants under the 1984 Plan.

    In July 1994, the stockholders approved 1,183,330 shares of common stock to be issued under the 1994 Plan over a ten-year term. In August 1996, the stockholders approved 1,000,000 additional shares of common stock under the 1994 Plan. This Plan also provides for an automatic increase on the first trading day of each calendar year for five years after the adoption of the 1994 Plan, beginning January 1995, of an amount equal to one percent (1%) of the number of shares of common stock outstanding, but in no event will any such annual increase exceed 150,000 shares. The total authorized number of shares of common stock under the 1994 Plan is 2,333,330. At March 31, 1997, options to purchase 1,603,016 shares were outstanding, of which 508,742 were exercisable at prices ranging from $8.25 to $35.50 per share. At March 31, 1997, the number of shares available for future grants is 649,306.

    The 1994 Plan contains: (i) a discretionary grant program for key employees and consultants whereby options generally vest over five years and expire after 10 years, (ii) an automatic grant program for non-employee Board members, whereby options vest over three years and expire after 10 years, (iii) a salary reduction grant program under which key employees may elect to have a portion of their base salary reduced each year in return for stock options, (iv) a stock fee program under which the non-employee Board members may elect to apply all or a portion of their annual retainer fee to the acquisition of shares of common stock, and (v) a stock issuance program under which eligible individuals may be issued shares of common stock as a bonus tied to their performance of services or the Company's attainment of financial milestones, or pursuant to their individual elections to receive such shares in lieu of base salary. The implementation and use of any of these equity incentive programs (other than the automatic grant program and the stock fee program) is within the sole discretion of the Compensation Committee of the Board of Directors of the Company.

    On April 18, 1996, the Company adopted the 1996 Non-Officer Employee Stock Option Plan ("1996 Plan"). The 1996 Plan authorizes 500,000 shares of common stock to be reserved for issuance to non-officer key employees as an incentive to continue in the service of the Company. The 1996 Plan will terminate on the date on which all shares available are issued. At March 31, 1997, 387,450 shares were outstanding, none of which were exercisable, at prices ranging from $8.25 to $19.50, and 112,550 shares were available for future grants.

    At March 31, 1997, the Company had reserved 3,072,590 shares for future issuance under the 1984, 1994, and 1996 Plans.

    The following table summarizes the Company's stock option activity under all
Plans:

                                                                       FISCAL YEARS ENDED MARCH 31,
                                               -----------------------------------------------------------------------------
                                                        1997                    1996                       1995
                                               ----------------------  ----------------------  -----------------------------
                                                          WTD AVG EX              WTD AVG EX                OPTION PRICE PER
                                                SHARES      PRICE*      SHARES      PRICE*       SHARES          SHARE
                                               ---------  -----------  ---------  -----------  -----------  ----------------
                                                                           (SHARES IN THOUSANDS)
Options outstanding at beginning of year.....      1,810   $   11.50       1,464   $   10.48        1,362     $0.22 - $26.00
  Granted....................................      1,117       16.38         897       12.30          855      9.87 -  18.13
  Exercised..................................       (459)       8.73        (271)       6.44         (531)     0.22 -  13.25
  Expired or canceled........................       (157)      12.94        (280)      13.76         (222)     5.25 -  26.00
                                               ---------  -----------  ---------  -----------       -----   ----------------
Options outstanding at end of year...........      2,311   $   14.26       1,810   $   11.50        1,464     $0.50 - $26.00
                                               ---------  -----------  ---------  -----------       -----   ----------------
Exercisable at end of year...................        691                     600                      337
  Weighted average fair value of options
    granted..................................  $    9.02               $    5.88
                                               ---------               ---------

------------------------

*   Weighted average exercise price

    The following summarizes the stock options outstanding at March 31, 1997:

                                                   OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                                  -----------------------------------------------------  --------------------------------
                                     NUMBER       WEIGHTED AVERAGE                          NUMBER
                                   OUTSTANDING        REMAINING       WEIGHTED AVERAGE    EXERCISABLE   WEIGHTED AVERAGE
ACTUAL RANGE OF EXERCISE PRICES      3/31/97      CONTRACTUAL LIFE     EXERCISE PRICE       3/31/97      EXERCISE PRICE
--------------------------------  -------------  -------------------  -----------------  -------------  -----------------
                                                                   (SHARES IN THOUSANDS)
$ 5.250 - 10.625................          684              8.01           $    8.49              220        $    7.67
$11.250 - 18.500................        1,138              8.36               13.99              444            13.44
$19.250 - 35.500................          489              9.27               22.97               28            23.74
----------------                        -----               ---              ------            -----           ------
$5.250 - 35.500.................        2,311              8.45           $   14.26              691        $   12.03
----------------                        -----               ---              ------            -----           ------

    In accordance with the disclosure requirements of SFAS 123, if the Company had elected to recognize compensation cost based on the fair market value of the options granted at grant date as prescribed, income and earnings per share would have been reduced to the pro forma amounts indicated in the table below. The pro forma effect on net income for Fiscal 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to Fiscal 1996.

                                                                             1997       1996
                                                                           ---------  ---------
                                                                              (IN THOUSANDS,
                                                                             EXCEPT PER SHARE
                                                                                 AMOUNTS)
Net income (loss)--as reported...........................................  $  11,707  $  (5,955)
Net income (loss)--pro forma.............................................  $   7,844  $  (8,282)

Net income (loss) per share--as reported.................................  $    0.69  $   (0.40)
Net income (loss) per share--pro forma...................................  $    0.46  $   (0.56)

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield.......................................         0.0%
Expected stock volatility.....................................        74.3%
Risk-free interest rate.......................................  5.3% - 7.1%
Expected life of options from vest date.......................    0.7 years
Forfeiture rate...............................................       actual

    EMPLOYEE STOCK PURCHASE PLAN. In August 1996, the Company adopted an Employee Stock Purchase Plan ("The Plan") and reserved 300,000 shares of common stock for issuance under the Plan. Employees, subject to certain restrictions, may purchase common stock under this Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the Plan. The Company sold 30,312 shares in Fiscal 1997 under this Plan at a price per share of $14.13 and 269,688 shares remained available for future issuance under the Plan at March 31, 1997.

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

NOTE 7. CUSTOMER AGREEMENT

    In November 1993, the Company entered into an agreement with Siemens AG to supply SPECTRUM-TM- II digital microwave radios to E-Plus Mobilfunk GmbH. As of March 31, 1995, the Company had not met its product acceptance or delivery schedule, and, as a result, recorded significant reserves for product discounts on interim equipment, equipment returns and other related costs. In July 1995, the Company received product acceptance from E-Plus, and began delivery and installation of the SPECTRUM II equipment. During the third quarter of Fiscal 1996, the Company provided additional reserves of approximately $1.0 million related to the final resolution of other remaining open issues on this contract.

NOTE 8. INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

    The Company operates in a single industry segment, the design and manufacture of short- and medium-haul digital transmission products.

    One customer (Siemens AG) accounted for 14% and 22% of net sales for Fiscal 1997 and 1996, respectively. No other customers accounted for more than 10% of net sales during Fiscal 1997, 1996, or 1995.

    Geographic information for Fiscal 1997, 1996, and 1995 is as follows:

                                                           UNITED     UNITED
                                                           STATES     KINGDOM    OTHERS    ELIMINATIONS    TOTAL
                                                         ----------  ---------  ---------  ------------  ----------
                                                                               (IN THOUSANDS)
1997
SALES TO UNAFFILIATED CUSTOMERS........................  $  149,882  $  22,416  $   6,046   $   --       $  178,344
INTERCOMPANY SALES.....................................      22,233     --         --          (22,233)      --
                                                         ----------  ---------                           ----------
NET SALES..............................................  $  172,115  $  22,416  $   6,046   $  (22,233)  $  178,344
                                                         ----------  ---------  ---------  ------------  ----------
OPERATING INCOME (LOSS)................................  $   12,533  $   2,893  $     141   $   (1,668)  $   13,899
                                                         ----------  ---------  ---------  ------------  ----------
IDENTIFIABLE ASSETS....................................  $  155,341  $  15,858  $     759   $   (1,752)  $  170,206
                                                         ----------  ---------  ---------  ------------  ----------
1996
Sales to unaffiliated customers........................  $  133,370  $  13,935  $   3,114   $   --       $  150,419
Intercompany sales.....................................       9,981     --         --           (9,981)      --
                                                         ----------  ---------  ---------  ------------  ----------
Net sales..............................................  $  143,351  $  13,935  $   3,114   $   (9,981)  $  150,419
                                                         ----------  ---------  ---------  ------------  ----------
Operating income (loss)................................  $  (10,138) $   1,767  $     220   $      128   $   (8,023)
                                                         ----------  ---------  ---------  ------------  ----------
Identifiable assets....................................  $   92,760  $   6,539  $   2,016   $   (5,518)  $   95,797
                                                         ----------  ---------  ---------  ------------  ----------
1995
Sales to unaffiliated customers........................  $  126,171  $  24,995  $   2,484   $   --       $  153,650
Intercompany sales.....................................      20,287     --         --          (20,287)      --
                                                         ----------  ---------  ---------  ------------  ----------
Net sales..............................................  $  146,458  $  24,995  $   2,484   $  (20,287)  $  153,650
                                                         ----------  ---------  ---------  ------------  ----------
Operating income.......................................  $    1,384  $   1,159  $     199   $        6   $    2,748
                                                         ----------  ---------  ---------  ------------  ----------
Identifiable assets....................................  $  102,687  $   7,269  $   1,469   $   (8,840)  $  102,585
                                                         ----------  ---------  ---------  ------------  ----------

    Intercompany sales to the Company's foreign subsidiaries are transacted at prices comparable to those offered to unaffiliated customers, after taking into account the value added to products and services by the subsidiaries.

    The following table represents export sales from the United States to unaffiliated customers by geographic region:

                                                                                 YEARS ENDED MARCH 31,
                                                                        ----------------------------------------
                                                                            1997          1996          1995
                                                                        ------------  ------------  ------------
                                                                                     (IN THOUSANDS)
Canada and South America..............................................  $   28,718    $   14,876    $   30,565
Europe................................................................      54,594        59,732        52,105
Asia/Pacific..........................................................      55,738        40,570        23,601
                                                                        ------------  ------------  ------------
    Total export sales................................................  $  139,050    $  115,178    $  106,271
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
Export sales as a % of net sales......................................          78%           77%           69%

NOTE 9. EVENT SUBSEQUENT TO DATE OF AUDITORS' REPORT (UNAUDITED)

    In May 1997, the Company acquired Granger, Inc., a U.S. manufacturer of wireless products and provider of installation services. The purchase price of Granger, Inc., including the assumption of debt and the purchase of certain product rights, totaled $14.5 million. The acquisition will be accounted for under the purchase method of accounting.

    In addition, concurrent with the acquisition of Granger, Inc., the Company made a minority investment in Granger Associates, Ltd., a privately held company based in the United Kingdom, for $4.0 million. This minority investment will be accounted for under the cost method of accounting.

                   [REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS]

To Digital Microwave Corporation:

    We have audited the accompanying consolidated balance sheets of Digital Microwave Corporation (a Delaware Corporation) and subsidiaries as of March 31, 1997 and 1996, and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Microwave Corporation and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

San Jose, California
April 21, 1997