Form 10-K, Exhibit 13
period 1998-03-31
DIGITAL MICROWAVE CORP /DE/
filed 1998-06-29
CIK 812703

MANAGEMENT'S DISCUSSION AND ANALYSIS
of financial condition and results of operations


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

All data from prior years has been restated to reflect the Company's merger in March 1998 with MAS Technology Limited ("MAS Technology"), a New Zealand company, which designs, manufactures, markets, and supports digital microwave radio links for the worldwide telecommunications market. See Note 9 of the Notes to Consolidated Financial Statements.

OVERVIEW

Digital Microwave Corporation designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. The Company was founded in 1984, and since its inception has shipped over 95,000 microwave radios worldwide.

The Company has equipment installed in over 70 countries, and a significant portion of the Company's revenue is derived from sales outside the United States. In Fiscal 1998, 1997, and 1996, 95%, 95%, and 89%, respectively, of the Company's revenues were from sales for equipment and services outside the United States.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationships of certain items from the Company's consolidated statements of operations as a percentage of net sales for the periods indicated:


                                                           Years Ended March 31,
------------------------------------------------------------------------------------
                                                       1998       1997       1996
Net sales                                             100.0%     100.0%      100.0%
Cost of sales                                          63.5       64.9        77.5
                                                     -------------------------------
Gross profit                                           36.5       35.1        22.5
Research and development                                6.4        6.3         7.5
Selling, general and administrative                    18.7       20.6        18.4
Merger and restructuring                                4.7        -           -
                                                     -------------------------------
Operating income (loss)                                 6.7        8.2        (3.4)
Other income (expense), net                             0.9       (0.4)        0.1
                                                     -------------------------------
Income (loss) before provision for income taxes         7.6        7.8        (3.3)
Provision (credit) for income taxes                     1.2        1.3        (0.7)
                                                     -------------------------------
Net income (loss)                                       6.4%       6.5%       (2.6)%
                                                     -------------------------------
                                                     -------------------------------

YEAR ENDED MARCH 31, 1998 COMPARED TO YEAR ENDED MARCH 31, 1997

NET SALES. Net sales for Fiscal 1998 were $310.5 million, a 47% increase compared to net sales of $211.3 million in Fiscal 1997. The increase in net sales was due to higher sales in all the Company's major geographic areas. For Fiscal 1998, net sales were $119.6 million in Europe, $95.8 million in the Asia/Pacific region, $49.5 million in South America, $29.3 million in North America, and $16.3 million in Africa compared to $81.0, $66.5, $26.3, $25.2, and $12.3 million, respectively, in Fiscal 1997. See Note 8 of the Notes to Consolidated Financial Statements. However, the Company expects a decline in net sales for Fiscal 1999 in the Asia/Pacific region due to that region's current economic and political instability.

The increase in net sales in Fiscal 1998 compared to Fiscal 1997 was also due to the increased market acceptance of the SPECTRUM-TM- II product line and its growing worldwide market. SPECTRUM II sales increased by 138% in Fiscal 1998 from Fiscal 1997 and accounted for 56% of total net sales in Fiscal 1998 compared to 35% in Fiscal 1997. In addition, the MAS Technology DXR-TM- product line sales increased by 22% in Fiscal 1998 from Fiscal 1997 due to the increased market acceptance of this product line.

GROSS PROFIT. Gross profit in Fiscal 1998 was higher than in Fiscal 1997 primarily due to a greater mix of SPECTRUM II product line shipments versus older products and improved utilization of manufacturing capacity. Net sales for Fiscal 1998 of SPECTRUM II increased to $175.3 million from $73.5 million in Fiscal 1997. Net sales of the MAS Technology DXR product line increased to $30.6 million in Fiscal 1998 from $25.0 million in Fiscal 1997. Net sales of QUANTUM-TM- decreased to $23.9 million in Fiscal 1998 from $29.5 million in Fiscal 1997 primarily due to decreased customer demand for this product. Net sales in Fiscal 1998 of the M Series product line, which has been largely replaced by the SPECTRUM II product line, decreased to $13.6 million from $31.5 million in Fiscal 1997. Net sales for other products and services amounted to $67.1 million in Fiscal 1998 compared to $51.8 million in Fiscal 1997.

The Company has seen its gross profit improve in Fiscal 1998; however, there can be no assurance that the Company will be able to maintain its gross profit at current levels. Of particular concern is the current economic and political instability in the Asia/Pacific region and the intense competitive price pressure of the telecommunications market, which results in downward pricing pressure on the Company's products. See "Factors That May Affect Future Financial Results."

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for Fiscal 1998 of $19.9 million were $6.7 million higher than the $13.2 million reported in Fiscal 1997. This increase was primarily attributable to the Company's development of its new Altium-TM- high-capacity wireless platform. The Altium digital product line will be available in frequencies ranging from 6 to 38 Gigahertz ("GHz"). Product shipments of certain frequencies of Altium radios are planned to begin in the second half of Fiscal 1999. The Company will continue to invest in the development of new products and features in order to maintain and enhance its competitive position and as a result, expects research and development spending to continue to increase in Fiscal 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for Fiscal 1998 increased by $14.6 million to $58.1 million from $43.5 million in Fiscal 1997. This increase was mostly attributable to an increase in personnel, sales office, and related travel and expenses as the Company continued to increase its worldwide sales and customer service and support organization, as well as greater sales commissions resulting from the Company's increased sales. In addition, goodwill amortization of $1.2 million, which was related to the Company's acquisition of Granger, Inc. in May 1997 as well as selling, general and administrative expenses of Granger Inc., partially contributed to this increase.

MERGER AND RESTRUCTURING EXPENSES. Merger and restructuring expenses for Fiscal 1998 primarily included payments to the Company's investment bankers of $3.4 million for brokering the Company's merger with MAS Technology, legal and accounting fees of $0.9 million, asset valuation reserves for inventory, receivables, and warranty totaling $7.1 million, as well as various other costs of $3.2 million relating to office closures and contract terminations.

INTEREST AND OTHER INCOME, NET. Interest and other income, net for Fiscal 1998 was $3.1 million compared to $0.4 million in Fiscal 1997. This increase primarily resulted from interest income of $2.1 million on higher average cash balances and from foreign exchange gains by MAS Technology.

INTEREST EXPENSE. Interest expense for Fiscal 1998 was $0.3 million compared to $1.3 million in Fiscal 1997. The decrease in interest expense was primarily attributable to lower average principal balances outstanding on the Company's line of credit and note payable in Fiscal 1998.

PROVISION (CREDIT) FOR INCOME TAXES. The Company recorded an income tax provision in Fiscal 1998 and 1997 at an effective rate of 16%. This was less than the statutory rate primarily due to the utilization of the net operating loss, tax credit, and other tax attributable carry-forwards. The Company expects, assuming continued operating profitability, that the effective tax rate will increase in Fiscal 1999, but that it will be less than the statutory rate as the Company continues to benefit from its deferred tax asset.

YEAR ENDED MARCH 31, 1997 COMPARED TO YEAR ENDED MARCH 31, 1996

NET SALES. Net sales for Fiscal 1997 were $211.3 million, a 23% increase compared to net sales of $172.4 million in Fiscal 1996. The increase in net sales was due to higher sales in all regions. For Fiscal 1997, net sales were $81.0 million in Europe, $66.5 million in the Asia/Pacific region, $51.5 million in the Americas, and $12.3 in Africa compared to $75.5 million, $47.6 million, $43.4 million, and $5.9 million, respectively, in Fiscal 1996.

The increase in net sales in Fiscal 1997 compared to Fiscal 1996 was also due to the rapid market acceptance of the SPECTRUM II product line after its first commercial shipment in 1995. SPECTRUM II accounted for 35% of total net sales in Fiscal 1997 compared to 15% in Fiscal 1996. MAS Technology's sales increased 32% in Fiscal 1997 compared to Fiscal 1996 due to increased customer demand for the DXR product line.

GROSS PROFIT. Gross profit in Fiscal 1997 was higher than in Fiscal 1996 primarily due to the Company's shift in product mix toward the SPECTRUM II product line, which began shipping in July 1995. In addition, an increase in the number of MAS Technology DXR products sold, combined with an increase in the average selling price of the MAS Technology DXR product, contributed to a greater gross profit in Fiscal 1997 as compared to Fiscal 1996. In Fiscal 1997, the Company instituted a formal process improvement program, entitled "Operation NewWave," to improve manufacturing operations, product development cycle time, and asset utilization. The Company started to see results from this program with improved gross margins and better inventory turnover. A shift in product mix also increased gross profit. Fiscal 1996 was negatively impacted by the shipments of approximately $9.0 million of M Series and other products to E-Plus, a major European customer, at no margin due to delays in completion of the SPECTRUM II product. See Note 7 of Notes to Consolidated Financial Statements. Fiscal 1996 also included provisions for excess and obsolete inventory of approximately $7.0 million, unabsorbed manufacturing expenses due to lower production volume, rework expenses, and other costs related to the startup of SPECTRUM II production. The additional inventory reserves were necessary as a result of the changes in the Company's product line focus with the introduction of the SPECTRUM II product line, as well as changes in customer requirements. Net sales for Fiscal 1997 of SPECTRUM II increased to $73.5 million from $25.6 million in Fiscal 1996. Net sales of QUANTUM increased to $29.5 million in Fiscal 1997 from $12.9 million in Fiscal 1996. Net sales in Fiscal 1997 of the M Series product line, which has been largely replaced by the SPECTRUM II product line, decreased to $31.5 million from $63.1 million in Fiscal 1996. Net sales for other products and services, including MAS Technology sales, amounted to $76.8 million in Fiscal 1997 compared to $70.8 million in Fiscal 1996.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for Fiscal 1997 of $13.2 million were $0.3 million more than the $12.9 million reported in Fiscal 1996. This increase was primarily attributable to the roll out of the MAS Technology DXR product line. However, as a percentage of sales, research and development expenses decreased. This decrease was primarily attributable to lower project costs in connection with the SPECTRUM II product as it transitioned from its initial development stage to production.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for Fiscal 1997 increased by $11.8 million to $43.5 million from $31.7 million in Fiscal 1996. This increase was mostly attributable to an increase in personnel, sales office, and related travel expenses as the Company continued to increase its worldwide sales and customer service and support organization. Also contributing to the increase were consulting fees related to the company-wide process improvement program, a higher provision for uncollectable accounts receivable, primarily related to one customer in Asia, as well as profit-sharing and management bonus expenses due to the improved profitability of the Company during Fiscal 1997.

INTEREST AND OTHER INCOME, NET. Interest and other income, net for Fiscal 1997 was $0.4 million compared to $2.1 million in Fiscal 1996. Fiscal 1996 included interest income related to income tax refunds of $0.4 million and gain on the sale of investments of $0.7 million. There were no similar items in Fiscal 1997. The Company's foreign exchange gains were $0.6 million higher in Fiscal 1996 compared to Fiscal 1997.

INTEREST EXPENSE. Interest expense for Fiscal 1997 was $1.3 million compared to $2.0 million in Fiscal 1996. The decrease in interest expense was primarily attributable to lower average principal balances outstanding on the Company's line of credit and note payable in Fiscal 1997.

PROVISION (CREDIT) FOR INCOME TAXES. The Company recorded an income tax provision in Fiscal 1997 at an effective rate of 16%. This was less than the statutory rate primarily due to the utilization of the net operating loss, tax credit, and other tax carry-forwards. For Fiscal 1996, the Company recorded a net tax benefit of $1.2 million. The net tax benefit included a $2.0 million tax benefit resulting from the completion of an IRS audit of the Fiscal years ended March 31, 1990 through 1994, and the receipt of tax refunds resulting from a favorable IRS letter ruling. The ruling allowed the Company to carry-back and obtain a refund for certain net tax operating losses incurred in Fiscal 1995. The $0.8 million difference between the total net tax benefit and the tax benefit recorded as a result of the IRS audit settlement represents a tax provision on income earned in foreign jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

In Fiscal 1998, the Company's cash and short-term investments decreased by $18.0 million. Proceeds from the sale of ordinary shares related to a public offering by MAS Technology prior to its merger with the Company, and from the exercise of Company stock options by employees, generated cash in the amount of $32.7 million. This was offset by the acquisition of Granger, Inc. for $14.7 million, the purchase of a minority interest in Granger Associates, Ltd. for $4.0 million, and investments in property and equipment of $22.6 million.

Accounts receivable increased by 29% during Fiscal 1998 compared to Fiscal 1997, while sales increased by 47% in Fiscal 1998 as compared to Fiscal 1997. Net inventories increased by 18% in Fiscal 1998 compared to the prior year due to the Company's growth in sales. Inventory reserves increased in Fiscal 1998 compared to Fiscal 1997 due primarily to the phase-out of older product lines. Deferred taxes increased in Fiscal 1998 primarily due to timing differences of certain expenses, such as inventory reserves.

Accounts payable increased by 13% in Fiscal 1998 compared to Fiscal 1997 as a result of the sales growth that generated increased inventory and operating expenses. The 6% decrease in accrued liabilities was due primarily to a reduction in customer deposits, which was partially offset by an acquisition and restructuring accrual related to the Company's merger with MAS Technology.

At March 31, 1998, the Company had an unsecured $20 million credit facility with a major U.S. bank that expires on June 30, 1998. The facility provides borrowings at either (a) the greater of the bank's prime reference rate or the federal funds rate plus 0.5% per annum (8.50% at March 31, 1998) or (b) the applicable London Interbank Offering Rate plus 1% per annum. At March 31, 1998, there were no borrowings outstanding under this credit facility, and $19.6 million of credit was available, net of outstanding letters of credit. The credit facility agreement requires the Company to maintain certain financial covenants, including various liquidity and debt ratios, minimum tangible net worth, and profitability requirements. At March 31, 1998, the Company was in compliance with the requirements of the facility. The Company is currently negotiating an increase in and extension of this credit facility.

The Company believes that it will be necessary to borrow against its credit facility to meet both its working capital and capital expenditure requirements through Fiscal 1999. Management believes that the Company will receive an increase in and an extension of its credit facility; however, there can be no assurance that this will occur. In the event that the Company's credit facility is not increased or extended, management will attempt to obtain additional financing from other sources; however, there can be no assurance that the Company will be able to obtain such additional financing in the required time frame on commercially reasonable terms, or at all. In the event that the credit facility is not extended and such additional financing is not available, management will implement plans to reduce the Company's cash requirements through a combination of reductions in working capital, equipment purchases and operating expenditures. Management believes that such plans combined with existing cash balances and other sources of liquidity will enable the Company to meet its cash requirements through Fiscal 1999. However, there can be no assurance that the Company can implement these plans or that it can do so without a material adverse effect on the Company's business, financial results or results of operations.

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

The quarterly operating results of the Company can vary significantly depending on several factors, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. In particular, the Company's quarterly results of operations can vary due to the volume and timing of product orders received and delivered during the quarter, the ability of the Company and its key suppliers to respond to changes made by customers in their orders, and the timing of new product introductions by the Company and its competitors. The quarterly operating results also may vary significantly depending on other factors, including the mix of product sold, the cost and availability of components and subsystems, relative prices of the Company's products, adoption of new technologies and industry standards, competition, fluctuations in foreign currency exchange rates, regulatory developments, and general economic conditions.

Manufacturers of digital microwave telecommunications equipment are experiencing, and are likely to continue to experience, intense price pressure, which has resulted, and is expected to continue to result, in downward pricing pressure on the Company's products. As a result, the Company has experienced, and expects to continue to experience, declining average sales prices for its products. The Company's future profitablility is dependent upon its ability to continue to improve manufacturing efficiencies, reduce material costs of products, and introduce new products and product enhancements.

The markets for the Company's products are extremely competitive, and the Company expects that competition will increase. The Company's existing and potential competitors include established and emerging companies, such as L.M. Ericsson, Siemens AG, Farinon Division of Harris Corporation, P-COM, Alcatel, Nokia, Innova, NERA, NEC, and SIAE, many of which have more extensive engineering, manufacturing, and marketing capabilities and significantly greater financial, technical, and personnel resources than the Company. The Company believes that its ability to compete successfully will depend on a number of factors both within and outside its control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid delivery, reliability, timing of new product introductions by the Company, its customers and its competitors, and the ability of its customers to obtain financing. The Company continues to experience customer demands for shorter delivery cycles. The Company increased its inventory levels in order to respond to this demand which, in turn, may increase the risk of obsolescence of its inventories.

The Company expects that international sales will continue to account for the majority of its net product sales for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including unexpected changes in regulatory requirements, fluctuations in foreign currency exchange rates, imposition of tariffs and other barriers and restrictions, the burdens of complying with a variety of foreign laws, and general economic and geopolitical conditions, including inflation and trade relation-ships. In addition, recent economic events in Asia, including depreciation of certain Asian currencies, failures of financial institutions, stock market declines, and reduction in planned capital investment at key enterprises, may continue to adversely impact the Company's revenues in Asian markets. There can be no assurance that currency fluctuations, changes in the rate of inflation or any of the aforementioned factors will not have a material adverse effect on the Company's business, financial conditions or results of operations.

The Company's manufacturing operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. In addition, the Company depends in part upon subcontractors to assemble major components and subsystems used in its products in a timely and satisfactory manner. The Company does not generally enter into long-term or volume purchase agreements with any of its suppliers, and no assurance can be given that such materials, components, and subsystems will be available in the quantities required by the Company, if at all. The inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products in a timely manner. There can be no assurance that the Company will not experience material supply problems or component or subsystem delays in the future.

The Company has pursued, and will continue to pursue, growth opportunities through internal development and acquisitions of complementary businesses and technologies. Acquisitions may involve difficulties in the retention of personnel, diversion of manage-ment's attention, unexpected legal liabilities, and tax and accounting issues. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations, or expand into new markets. Once integrated, acquired businesses may not achieve comparable levels of revenues, profitability, or productivity as the existing business of the Company or otherwise perform as expected. The Company's failure to manage its growth effectively could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "Year 2000" problem is concerned with whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Year 2000 problem is pervasive and complex, as virtually every company's computer operation will be affected in some way. The Company's computer programs, which process its operational and financial transactions, were designed and developed without considering the impact of the upcoming change in century. If not corrected, the Company's computer programs could fail or create erroneous results by or at the year 2000. The Company has purchased new computer programs to address this issue and intends to implement these applications during Fiscal 1999. The Company is contacting its primary suppliers and subcontractors to determine that they are developing plans to address processing transactions in the year 2000 and to monitor their progress toward Year 2000 capability. The Company believes that it will expend approximately $0.5 million for investigating and remedying issues related to Year 2000 compliance involving its internal operations. Management believes that the Year 2000 compliance expenses will not have a material adverse effect on the Company's earnings. However, there can be no assurance that Year 2000 problems will not occur with respect to the Company's computer systems. The Year 2000 problem may impact other entities with which the Company transacts business, and the Company cannot predict the effect of the Year 2000 problem on such entities.

During any given quarter, a small number of customers may account for a significant portion of the Company's net sales. The Company's customers typically are not contract-ually obligated to purchase any quantity of products in any particular period, and product sales to major customers have varied widely from period to period. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or the failure of the Company to gain additional customers could have a material adverse effect on the Company's business, financial condition, and results of operations.

SELECTED CONSOLIDATED FINANCIAL DATA

                                                   Years Ended March 31,
----------------------------------------------------------------------------------------------
                                1998         1997          1996          1995          1994
                             -----------------------------------------------------------------
                                         (In thousands, except per share amounts)
CONSOLIDATED STATEMENTS
OF OPERATIONS DATA:
Net sales                     $310,490     $211,337     $172,418      $165,148     $126,236
Net income (loss)               19,878       13,790       (4,472)        2,567      (22,874)
Diluted net income
(loss) per share                  0.42         0.35        (0.12)         0.07        (0.69)

CONSOLIDATED BALANCE
SHEETS DATA:
Total assets                  $240,400     $193,199     $106,850      $109,500     $ 87,504
Long-term liabilities              204          158        2,783         6,362          459

CONSOLIDATED BALANCE SHEETS

                                                             Years Ended March 31,
---------------------------------------------------------------------------------
                                                               1998       1997
                                                            ---------------------
                                                        (In thousands, except share
                                                           and per share amounts)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                  $  25,130   $ 40,374
Short-term investments                                        15,220     17,947
Accounts receivable, net of allowance
of $3,795 in 1998 and $3,362 in 1997                          74,897     57,873
Inventories                                                   60,981     51,469
Deferred tax asset                                             6,685        361
Other current assets                                           8,896      5,232
                                                            ---------------------
   Total current assets                                      191,809    173,256
                                                            ---------------------

PROPERTY AND EQUIPMENT:
Machinery and equipment                                       56,308     41,921
Land and buildings                                             4,125      1,575
Furniture and fixtures                                         8,749      7,341
Leasehold improvements                                         3,332      2,120
                                                            ---------------------
                                                              72,514     52,957
Accumulated depreciation and amortization                    (39,986)   (33,757)
                                                            ---------------------
Net property and equipment                                    32,528     19,200
                                                            ---------------------
Other assets                                                  16,063        743
                                                            ---------------------
                                                            $240,400   $193,199
                                                            ---------------------
                                                            ---------------------





                                                             Years Ended March 31,
---------------------------------------------------------------------------------
                                                               1998       1997
                                                            ---------------------
                                                        (In thousands, except share
                                                           and per share amounts)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Lines of credit                                              $      -   $  6,601
Current maturities
of capital lease obligations                                      238        681
Accounts payable                                               33,793     29,824
Income taxes payable                                            1,298      2,440
Accrued liabilities                                            26,373     28,188
                                                            ---------------------
   Total current liabilities                                   61,702     67,734

LONG-TERM LIABILITIES:
Capital lease obligations,
net of current maturities                                         204        158
                                                            ---------------------
   Total liabilities                                           61,906     67,892
                                                            ---------------------

COMMITMENTS AND CONTINGENCIES
(NOTE 4) STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value;
5,000,000 shares authorized;
none outstanding                                                    -          -
Common stock, $.01 par value;
95,000,000 shares authorized;
46,663,581 shares in 1998 and 37,021,138
shares in 1997 issued and outstanding                            466        370
Additional paid-in capital                                   158,707    123,899
Unrealized holding loss on
available-for-sale securities                                    (17)       (63)
Retained earnings                                             20,936      1,058
Cumulative translation adjustment                             (1,598)        43
                                                            ---------------------
   Total stockholders' equity                                178,494    125,307
                                                            ---------------------
                                                            $240,400   $193,199
                                                            ---------------------
                                                            ---------------------


The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Years Ended March 31,
--------------------------------------------------------------------------------------------------------
                                                                   1998           1997           1996
                                                                ----------------------------------------
                                                                (In thousands, except per share amounts)
NET SALES:                                                      $ 310,490      $ 211,337      $ 172,418
Cost of sales                                                     197,048        137,261        133,612
                                                                ----------------------------------------
   Gross profit                                                   113,442         74,076         38,806
                                                                ----------------------------------------

OPERATING EXPENSES:
Research and development                                           19,879         13,225         12,885
Selling, general and administrative                                58,053         43,513         31,707
Merger and restructuring                                           14,602              -              -
                                                                ----------------------------------------
   Total operating expenses                                        92,534         56,738         44,592
                                                                ----------------------------------------

   Income (loss) from operations                                   20,908         17,338         (5,786)

Other income (expense):
Interest income                                                     2,486            371            538
Interest expense                                                     (310)        (1,333)        (1,968)
Other income (expense), net                                           652             49          1,569
                                                                ----------------------------------------
   Total other income (expense)                                     2,828           (913)           139
                                                                ----------------------------------------
   Income (loss) before provision (credit) for income taxes        23,736         16,425         (5,647)
Provision (credit) for income taxes                                 3,858          2,635         (1,175)
                                                                ----------------------------------------
NET INCOME (LOSS)                                               $  19,878      $  13,790      $  (4,472)
                                                                ----------------------------------------
                                                                ----------------------------------------
Basic earnings (loss) per share                                 $    0.44      $    0.36      $   (0.12)
Diluted earnings (loss) per share                               $    0.42      $    0.35      $   (0.12)

Basic weighted average shares outstanding                          45,361         38,611         37,944
Dilutive stock options                                              1,968          1,276              -
                                                                ----------------------------------------
Diluted weighted average shares outstanding                        47,329         39,887         37,944


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            Years Ended March 31, 1998, 1997, and 1996
--------------------------------------------------------------------------------------------------------
                                                          Common                 Additional   Unrealized
                                                          Stock                    Paid-in      Holding
                                                          Shares       Amount      Capital    Gain (Loss)
                                                       -------------------------------------------------
                                                               (In thousands, except share amounts)
BALANCE, MARCH 31, 1995                                 26,935,386      $269      $ 46,101     $   -
Sale of stock to private investors                       4,127,964        41        19,051         -
Stock options exercised                                    578,216         6         2,096         -
Tax benefits related to employee stock
   transactions                                                  -         -            55         -
Net loss                                                         -         -             -         -
                                                       -------------------------------------------------

BALANCE, MARCH 31, 1996                                 31,641,566       316        67,303         -
Sale of stock in secondary offering                      4,400,000        44        51,546         -
Stock options exercised                                    979,572        10         4,765         -
Tax benefit related to employee stock transactions               -         -           285         -
Unrealized holding loss on available-for-sale
   securities                                                    -         -             -       (63)
Net income                                                       -         -             -         -
Translation adjustment                                           -         -             -         -
                                                       -------------------------------------------------

BALANCE, MARCH 31, 1997                                 37,021,138       370       123,899       (63)
Proceeds from sale of stock                              8,327,894        83        24,786         -
Stock options exercised                                  1,314,549        13         7,830         -
Tax benefit related to employee stock transactions               -         -         2,192         -
Unrealized holding gain on available-for-sale
   securities                                                    -         -             -        46
Net income                                                       -         -             -         -
Translation adjustment                                           -         -             -         -
                                                       -------------------------------------------------

BALANCE, MARCH 31, 1998                                 46,663,581      $466      $158,707      $(17)
                                                       -------------------------------------------------
                                                       -------------------------------------------------


                                                      Years Ended March 31, 1998, 1997, and 1996
-------------------------------------------------------------------------------------------------
                                                        Retained      Cumulative       Total
                                                        Earnings     Translation    Stockholders'
                                                        (Deficit)     Adjustment       Equity
                                                      -------------------------------------------
                                                          (In thousands, except share amounts)
BALANCE, MARCH 31, 1995                                 $ (8,260)      $     -       $  38,110
Sale of stock to private investors                             -             -          19,092
Stock options exercised                                        -             -           2,102
Tax benefits related to employee stock
   transactions                                                -             -              55
Net loss                                                  (4,472)            -          (4,472)
                                                      -------------------------------------------

BALANCE, MARCH 31, 1996                                  (12,732)            -          54,887
Sale of stock in secondary offering                            -             -          51,590
Stock options exercised                                        -             -           4,775
Tax benefit related to employee stock transactions             -             -             285
Unrealized holding loss on available-for-sale
   securities                                                  -             -             (63)
Net income                                                13,790             -          13,790
Translation adjustment                                         -            43              43
                                                      -------------------------------------------

BALANCE, MARCH 31, 1997                                    1,058            43         125,307
Proceeds from sale of stock                                    -             -          24,869
Stock options exercised                                        -             -           7,843
Tax benefit related to employee stock transactions             -             -           2,192
Unrealized holding gain on available-for-sale
   securities                                                  -             -              46
Net income                                                19,878             -          19,878
Translation adjustment                                         -        (1,641)         (1,641)
                                                      -------------------------------------------

BALANCE, MARCH 31, 1998                                 $ 20,936       $(1,598)      $ 178,494
                                                      -------------------------------------------
                                                      -------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Years Ended March 31,
-------------------------------------------------------------------------------------------------
                                                            1998            1997           1996
                                                          ---------------------------------------
                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                         $ 19,878       $ 13,790       $ (4,472)
Adjustments to reconcile net
income (loss) to net cash provided
by (used for) operating activities:                            356          1,400            580
   Depreciation and amortization                            12,862          4,271          8,795
   Provision for uncollectable accounts                      5,310          2,385          1,678
   Provision for inventory reserves                          2,192            285              -
   Provision for warranty reserves
   Tax benefit of disqualifying dispositions
   Changes in assets and liabilities:
       Increase in accounts receivable                     (18,320)       (19,818)        (3,464)
       Increase in inventories                             (23,510)       (17,147)          (128)
       Increase in deferred taxes                           (6,496)          (193)          (351)
       Decrease in tax refund receivable                         -              -          1,820
       (Increase) decrease in other current assets          (3,444)          (548)         1,441
       Increase (decrease) in accounts payable               5,556          8,272         (2,580)
       Increase (decrease) in income tax payable            (1,065)         1,072            (96)
       Increase (decrease) in other
       accrued liabilities                                  (5,810)         4,594            523
                                                          ---------------------------------------
          Net cash provided by
          (used for) operating activities                   (1,604)         5,080         10,481

                                                                   Years Ended March 31,
-------------------------------------------------------------------------------------------------
                                                            1998            1997           1996
                                                          ---------------------------------------
                                                                      (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available-for-sale securities                   (8,671)       (17,947)             -
Maturity/sale of available-for-sale securities              11,327              -              -
Purchase of property and equipment                         (22,576)        (9,255)        (4,922)
Acquisition of business, net of cash received              (11,491)          (374)             -
Investment in Granger Associates, Ltd.                      (4,000)             -              -
Proceeds from disposal of fixed assets                           -             61              -
          Net cash used for investing activities           (35,411)       (27,515)        (4,922)
                                                          ---------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from banks                                            -         20,245         16,188
Repayments to banks                                         (6,159)       (21,561)       (29,682)
Exchange gains (losses) from currency hedging                1,070            (10)           637
Payment of assumed Granger, Inc. debt                       (3,286)             -              -
Payments of capital lease obligations                       (1,056)        (1,025)        (1,119)
Sale of common stock                                        32,712         55,329         15,812
                                                          ---------------------------------------
          Net cash provided by financing activities         23,281         52,978          1,836

Effect of exchange rate changes on cash                     (1,510)           (72)          (559)
                                                          ---------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (15,244)        30,471          6,836
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              40,374          9,903          3,067
                                                          ---------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $ 25,130       $ 40,374       $  9,903
                                                          ---------------------------------------
                                                          ---------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. DESCRIPTION OF BUSINESS

Digital Microwave Corporation (the "Company") designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. Transmitting and receiving multiple digital lines, the Company's high-performance digital microwave systems carry voice, data, and digitized video signals across a full spectrum of frequencies and capacities. The Company has sold over 95,000 radios, which operate in nearly every kind of environment around the world. The Company was founded in January 1984, and is traded under the symbol DMIC on the Nasdaq National Market.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Digital Microwave Corporation and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated. Prior year information has been restated to reflect the merger with MAS Technology Limited ("MAS Technology"), a New Zealand company which designs, manufactures, markets, and supports digital microwave radio links for the worldwide telecommunications market.

ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

The following is a summary of cash and cash equivalents as of March 31:

--------------------------------------------------------------------------------
                                                                1998      1997
                                                             -------------------
                                                                 (In thousands)
Cash and money market funds                                  $ 25,130   $ 16,583
U.S. Treasuries and government agencies                             -      4,844
Commercial paper                                                    -     18,947
                                                             -------------------
   Total cash and cash equivalents                           $ 25,130   $ 40,374
                                                             -------------------
                                                             -------------------

SHORT-TERM INVESTMENTS. The Company invests its excess cash in high-quality and easily marketable instruments to ensure cash is readily available for use in its current operations. Accordingly, all of the Company's marketable securities are classified as "available-for-sale" in accordance with the provisions of the Statement of Financial Accounting Standards No. 115. At March 31, 1998, the Company's available-for-sale securities had contractual maturities ranging from 1 month to 19 months, with a weighted average maturity of 5 months.

All short-term investments are reported at fair market value with the related unrealized holding gains and losses reported as a component of stockholders' equity. Unrealized holding losses on the portfolio of approximately $17,000 and $63,000 were recorded as of March 31, 1998 and 1997, respectively. There were realized gains of approximately $6,000 on the sale of securities during Fiscal 1998, and no realized gains or losses on sales of securities during Fiscal 1997 and Fiscal 1996.

The following is a summary of short-term investments as of March 31:

                                                                  1998
-----------------------------------------------------------------------------------------
                                                                  MARKET
                                                                 VALUE AT      UNREALIZED
                                                  COST AT      BALANCE SHEET     HOLDING
                                                 EACH ISSUE        DATE        GAIN (LOSS)
                                                 ----------------------------------------
                                                              (In thousands)
CORPORATE NOTES                                    $13,737      $ 13,720          $(17)
MUNICIPAL NOTES                                        500           500             -
AUCTION RATE PREFERRED NOTES                         1,000         1,000             -
                                                 ----------------------------------------
   TOTAL                                           $15,237      $ 15,220          $(17)
                                                 ----------------------------------------
                                                 ----------------------------------------


                                                                 1997
-----------------------------------------------------------------------------------------
                                                                 Market
                                                                Value at      Unrealized
                                                  Cost at    Balance Sheet      Holding
                                                 Each Issue       Date        Gain (Loss)
                                                 ----------------------------------------
                                                             (In thousands)
Corporate notes                                    $15,010       $14,947         $ (63)
Auction rate preferred notes                         3,000         3,000             -
                                                 ----------------------------------------
   Total                                           $18,010       $17,947         $ (63)
                                                 ----------------------------------------
                                                 ----------------------------------------

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURES. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:

                                                       Years Ended March 31,
--------------------------------------------------------------------------------
                                                    1998       1997       1996
                                                   -----------------------------
                                                          (In thousands)
Interest                                           $   310     $1,324    $ 1,864
Income taxes                                       $ 8,885     $1,754    $   813


The following non-cash transactions occurred during the fiscal years:

                                                       Years Ended March 31,
--------------------------------------------------------------------------------
                                                    1998       1997       1996
                                                   -----------------------------
                                                          (In thousands)
Tax benefit related to employee
stock transactions                                 $ 2,192      $ 285    $    55
Property purchased under capital leases            $     -      $   -    $ 1,324
Reduction of accounts payable to vendor
in connection with the sale of stock               $     -      $   -    $ 5,000


INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. Inventories consisted of:

                                                             Years Ended March 31,
                                                                1998      1997
                                                            ---------------------
                                                                 (In thousands)
Raw materials                                                $ 23,524   $ 20,132
Work-in-process                                                18,545     16,753
Finished goods                                                 18,912     14,584
                                                            ---------------------
                                                             $ 60,981   $ 51,469
                                                            ---------------------
                                                            ---------------------


Inventories contained components and assemblies in excess of the Company's current estimated requirements and were, therefore, reserved at March 31, 1998 and 1997. In Fiscal 1998, the Company charged $7.1 million to cost of sales due to ongoing inventory valuation analysis and approximately $5.8 million to restructuring costs for excess and obsolete inventories as a result of product transitions.

PROPERTY AND EQUIPMENT. Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term. Included in property and equipment are assets held under capital leases with a cost of $1,303,000 and $2,691,000 for Fiscal 1998 and 1997, respectively. Accumulated amortization on leased assets was $594,000 and $1,016,000 as of March 31, 1998 and 1997, respectively.

OTHER ASSETS. Other assets include goodwill and other intangible assets which are being amortized on a straight line basis over their useful lives ranging from five to ten years, as well as minority investments accounted for using the cost method of accounting. Goodwill is the excess of the purchase price over the fair value of net assets acquired. At March 31, 1998 and 1997, goodwill amounted to $12,574,000 and $767,000, respectively, gross of accumulated amortization. Accumulated amortization of goodwill amounted to $1,215,000 and $25,000 at March 31, 1998 and 1997, respectively.

Effective April 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which did not have a material effect on the Company's financial condition or results of operations.

ACCRUED LIABILITIES. Accrued liabilities included the following:

                                                            Years Ended March 31,
---------------------------------------------------------------------------------
                                                                1998      1997
                                                             --------------------
                                                                 (In thousands)
Customer deposits                                            $  3,387   $  9,954
Accrued contract obligations (See Note 7)                       1,038      1,632
Accrued payroll and benefits                                    5,079      4,810
Accrued commissions                                             6,162      4,131
Accrued warranty                                                3,097      2,923
Accrued restructuring                                           4,520          -
Accrued professional fees                                       1,108      1,982
Other                                                           1,982      2,756
                                                             --------------------
                                                             $ 26,373   $ 28,188
                                                             --------------------

FOREIGN CURRENCY TRANSLATION. The functional currency of the Company's subsidiaries located in the United Kingdom and Latin America is the U.S. dollar. Accordingly, all of the monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are remeasured at historical rates. Sales and expenses are remeasured at the average exchange rate prevailing during the period. Gains and losses resulting from the remeasurement of the subsidiaries' financial statements are included in the Consolidated Statements of Operations. The Company's other international subsidiaries use their local currency as their functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at the balance sheet date, and income and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are recorded directly to a separate component of stockholders' equity.

Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying Consolidated Statements of Operations. The net foreign exchange gain was $1,070,000 in Fiscal 1998, a loss of $10,000 in Fiscal 1997, and a $637,000 gain in Fiscal 1996.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS. The Company hedges certain portions of its exposure to foreign currency fluctuations through the use of forward foreign exchange contracts. The Company enters into foreign exchange contracts for purposes other than trading, but not to engage in any foreign currency speculation. Forward foreign exchange contracts represent agreements to buy or sell a specified amount of foreign currency at a specified price in the future. These contracts generally have maturities that do not exceed one month. At March 31, 1998, the Company had forward foreign exchange contracts to exchange various foreign currencies for U.S. dollars in the aggregate amount of $36.9 million. Gains and losses associated with currency rate changes on forward foreign exchange contracts are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities being hedged. Therefore, the carrying value of forward foreign exchange contracts approximates their fair value. The Company believes that the credit risk with respect to its forward foreign exchange contracts is minimal because the Company enters into contracts with very large financial institutions. Market risk with respect to forward foreign exchange contracts is offset by the corresponding exposure related to the underlying assets and liabilities.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments with financial institutions evaluated as highly credit worthy. Trade receiv-ables concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations potentially subject the Company to concentration of credit risk. The Company actively markets and sells products in North America, Europe, the Far East, the Pacific, Africa, the Middle East, and Central and South America. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral.

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

NET INCOME (LOSS) PER SHARE. Stockholders approved a two-for-one stock split paid in the form of a stock dividend in November 1997. Accordingly, all share and earnings per share data for all periods presented have been adjusted to reflect the stock split.

In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement on Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," which became effective on December 15, 1997. As a result, the Company's reported earnings per share, after adjustment for the November 1997 stock split, for the prior two years were restated. Under the new requirements, primary earnings per share have been replaced with basic earnings per share, and fully diluted earnings per share have been replaced with diluted earnings per share.

Under SFAS 128, basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares and dilutive stock options outstanding during the period. Net loss per share is computed using only the weighted average number of common shares outstanding during the period, as the inclusion of common equivalent shares would be anti-dilutive.

As of March 31, 1998 and 1997, there were 151,000 and 429,000 weighted average options outstanding, respectively, to purchase shares of Common Stock that were not included in the computation of diluted earnings per share as the options' exercise prices were greater than the average market price of the shares of Common Stock for the respective years. Additionally, as of March 31, 1996, there were 1,588,000 weighted average options outstanding to purchase shares of Common Stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in Fiscal 1996.

STOCK COMPENSATION. Effective April 1, 1996, the Company adopted the disclosure provisions of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Note 6 of the Notes to Consolidated Financial Statements contains a summary of the pro forma effects on reported net income and earnings per share for Fiscal 1998, 1997, and 1996 based on the fair market value of the options granted at the grant date as prescribed by SFAS 123.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, the FASB issued Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Also, in June 1997, the FASB issued Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for business segments of a company and related disclosures. Both SFAS No. 130 and SFAS No. 131 are effective for companies with fiscal years beginning after December 15, 1997. The Company believes that the adoption of these new pronouncements will not have a material effect on the Company's financial statements.

NOTE 3. CREDIT ARRANGEMENTS

At March 31, 1998, the Company had an unsecured $20 million credit facility with a major U.S. bank that expires on June 30, 1998. The facility provides borrowings at either (a) the greater of the bank's prime reference rate or the federal funds rate plus 0.5% per annum (8.50% at March 31, 1998) or (b) the applicable London Interbank Offering Rate plus 1% per annum. At March 31, 1998, there were no borrowings outstanding under this credit facility, and $19.6 million of credit was available net of outstanding letters of credit. The credit facility agreement requires the Company to maintain certain financial covenants, including various liquidity and debt ratios, minimum tangible net worth, and profitability requirements. The Company is currently negotiating an increase in and extension of this credit facility.

On June 30, 1997, the Company repaid in full all of the outstanding borrowings under a $25 million credit facility with a U.S. bank and a credit company, which credit facility expired on that date. In April 1997, the Company had exercised its option to terminate the facility as of June 30, 1997 and notified the lenders of its intent. The facility was secured by certain assets of the Company and had required minimum borrowings of $2 million.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under noncancelable operating and capital leases which expire at various periods through 2018. At March 31, 1998, future minimum payment obligations under these leases were as follows:

                                                             Years Ending March 31,
-----------------------------------------------------------------------------------
                                                              Capital   Operating
                                                            -----------------------
                                                                 (In thousands)

1999                                                           $ 265     $ 3,837
2000                                                             103       3,466
2001                                                              82       3,192
2002                                                              30       1,886
2003                                                              11         125
2004 and beyond                                                    -       1,626
                                                            -----------------------
Future minimum lease payments                                    491     $14,132
                                                                        ----------
                                                                        ----------
Less amount representing interest (9% to 12%)                    (49)
                                                            ---------
Present value of future minimum lease payments                   442
Less current maturities                                         (238)
                                                            ---------
Long-term lease obligations                                    $ 204
                                                            ---------
                                                            ---------


Rent expense under operating leases was approximately $5,540,000, $3,628,000 and $3,736,000 for the years ended March 31, 1998, 1997, and 1996, respectively.

LEGAL CONTINGENCIES. The Company is a party to various legal proceedings which arise in the normal course of business. In the opinion of management, the ultimate disposition of these proceedings will not have a material adverse effect on the consolidated financial position, liquidity or results of operations of the Company.

CONTINGENCIES IN MANUFACTURING AND SUPPLIERS. The Company's manufacturing operations are highly dependent upon the timely delivery of materials and components by outside suppliers. In addition, the Company depends in part upon subcontractors to assemble major components and subsystems used in its products in a timely and satisfactory manner. The Company does not generally enter into long-term or volume purchase agreements with any of its suppliers, and no assurance can be given that such materials, components, and subsystems will be available in the quantities required by the Company, if at all. The inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to man-ufacture and deliver its products in a timely manner. There can be no assurance that the Company will not experience component delays or other supply problems in the future.

NOTE 5. INCOME TAXES

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

The domestic and foreign components of income (loss) before provision for income taxes were as follows:

---------------------------------------------------------------------------------
                                                       Years Ended March 31,
                                                    1998       1997       1996
                                                 --------------------------------
                                                          (In thousands)
Domestic                                          $ 20,922     11,962     (9,845)
Foreign                                              2,814      4,463      4,198
                                                 --------------------------------
                                                  $ 23,736    $16,425    $(5,647)
                                                 --------------------------------
                                                 --------------------------------



The provision (credit) for income taxes consisted of the following:

                                                       Years Ended March 31,
---------------------------------------------------------------------------------
                                                    1998       1997       1996
                                                  -------------------------------
                                                          (In thousands)
Current:
   Federal                                         $ 6,770     $1,118    $(2,018)
   State                                               365         44          -
   Foreign                                           3,047      1,473        843
                                                  -------------------------------
      Total current                                $10,182     $2,635    $(1,175)
   Deferred                                         (6,324)         -          -
                                                  -------------------------------
                                                   $ 3,858     $2,635    $(1,175)
                                                  -------------------------------
                                                  -------------------------------


The provision (credit) for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

---------------------------------------------------------------------------------
                                                       Years Ended March 31,
                                                    1998       1997       1996
                                                  -------------------------------
                                                          (In thousands)
Expected tax provision (credit)                    $ 8,191     $5,749    $(1,920)
State taxes net of Federal benefit                     565        367       (343)
Change in valuation allowance                       (4,956)    (3,079)     3,346
Non-deductible acquisition costs                     2,704          -          -
Reversal of previously provided taxes upon
settlement of the IRS audit                              -          -     (2,018)
FSC commission                                      (1,657)      (581)         -
Other                                                 (989)       179      2,110
                                                  -------------------------------
                                                    $3,858     $2,635    $ 1,175
                                                  -------------------------------
                                                  -------------------------------


The major components of the net deferred tax asset consisted of the following:

---------------------------------------------------------------------------------
                                                            Years Ended March 31,
                                                            ---------------------
                                                                1998      1997
                                                                (In thousands)

Inventory reserves                                            $ 9,461    $ 4,583
Warranty reserves                                               1,154      1,023
Bad debt reserves                                               1,408        696
Accrued commissions                                             1,163        893
Net operating loss carry-forwards                                 651      2,942
Tax credits                                                       901      5,084
Other                                                           2,806        955
                                                            ---------------------
                                                               17,544     16,176
Less: Valuation reserve - operations                          (10,859)   (15,815)
                                                            ---------------------
Net deferred tax asset                                        $ 6,685    $   361
                                                            ---------------------
                                                            ---------------------

The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized by the Company. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company believes it is more likely than not that the Company will not fully realize these benefits and, accordingly, has continued to provide a valuation allowance for them. Net operating loss carry-forwards are all foreign losses that total $1,925,000 and carry forward indefinitely. Tax credits are all state credits that total $1,390,000 and carry forward indefinitely.

NOTE 6. COMMON STOCK

The Company's stockholders approved a two-for-one stock split paid in the form of a stock dividend in November 1997, and in March 1998, the stockholders approved an increase in the total number of authorized shares of Common Stock from 60,000,000 shares to 95,000,000 shares.

STOCK OPTION PLANS. The Company's 1984 Stock Option Plan (the "1984 Plan") provides for the grant of both incentive and nonqualified stock options to key employees and certain independent contractors of the Company. At March 31, 1998, the options to purchase 303,410 shares of Common Stock were outstanding under the 1984 Plan, of which 183,970 shares were exercisable at prices ranging from $2.63 to $12.44 per share. Upon the adoption of the Company's 1994 Stock Incentive Plan (the "1994 Plan"), the Company terminated future grants under the 1984 Plan.

In July 1994, the stockholders approved 2,366,660 shares of Common Stock to be reserved for issuance under the 1994 Plan over a ten-year term, as adjusted for a two-for-one stock split in November 1997. In August 1996, the stockholders approved the reservation for issuance of 2,000,000 additional shares of Common Stock under the 1994 Plan, as adjusted for the two-for-one stock split. In March 1998, the stockholders approved the reservation for issuance of 2,500,000 additional shares of Common Stock under the 1994 Plan. The terms of the 1994 Plan also provide for an automatic increase on the first trading day of each calendar year for five years after the adoption of the 1994 Plan, beginning January 1995, of an amount equal to one percent (1%) of the number of shares of Common Stock outstanding, but in no event is such annual increase to exceed 300,000 shares. The total number of shares of Common Stock reserved for issuance under the 1994 Plan is 7,166,660. At March 31, 1998, options to purchase 3,538,866 shares were outstanding, of which 884,613 were exercisable at prices ranging from $4.00 to $23.31 per share. At March 31, 1998, the number of shares available for future grants was 2,830,535.

The 1994 Plan contains: (i) a discretionary grant program for key employees and con-sultants whereby options generally vest over five years and expire after 10 years, (ii) an automatic grant program for non-employee Board members, whereby options vest over three years and expire after 10 years, (iii) a salary reduction grant program under which key employees may elect to have a portion of their base salary reduced each year in return for stock options, (iv) a stock fee program under which the non-employee Board members may elect to apply all or a portion of their annual retainer fee to the acquisition of shares of Common Stock, and (v) a stock issuance program under which eligible individuals may be issued shares of Common Stock as a bonus tied to their performance of services or the Company's attainment of financial milestones, or pursuant to their individual elections to receive such shares in lieu of base salary. The implementation and use of any of these equity incentive programs (other than the automatic grant program and the stock fee program) is within the sole discretion of the Compensation Committee of the Board of Directors of the Company.

On April 18, 1996, the Company adopted the 1996 Non-Officer Employee Stock Option Plan (the "1996 Plan"). The 1996 Plan authorizes 1,000,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue in the service of the Company, as adjusted for the two-for-one stock split. The 1996 Plan will terminate on the date on which all shares available have been issued. At March 31, 1998, 868,810 shares were outstanding, of which 63,600 were exercisable, at prices ranging from $4.13 to $13.19, and 37,010 shares were available for future grants.

On November 11, 1997, the Company adopted the 1998 Non-Officer Employee Stock Option Plan (the "1998 Plan") which became effective on January 2, 1998. The 1998 Plan authorizes 500,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue in the service of the Company. The 1998 Plan will terminate on the date on which all shares available have been issued. At March 31, 1998, there were no shares outstanding, and 500,000 shares were available for future grants.

In connection with the Company's merger with MAS Technology (see Note 9), the Company assumed the MAS Technology 1997 Stock Option Plan (the "1997 MAS Plan") under the same terms and conditions as were applicable under the 1997 MAS Plan prior to the merger. Each outstanding option to purchase MAS ordinary shares, whether vested or unvested, was assumed and converted into an option to receive
1.20 shares of the Company's Common Stock. The 1997 MAS Plan provided for the grant of stock options to employees and certain independent contractors of MAS. Options granted under the 1997 MAS Plan vest from one to three years from date of grant. Additionally, options granted under the 1997 MAS Plan automatically vest upon the involuntary termination of the employment of an option holder within 18 months of the change in ownership of the Company. At March 31, 1998, options to purchase 496,560 shares of Common Stock were outstanding under the 1997 MAS Plan, of which 70,800 were exercisable at exercise prices ranging from $11.67 to $17.92 per share. The 1997 MAS Plan has been terminated as to future grants.

At March 31, 1998, the Company had reserved 8,575,191 shares for future issuance under the 1984, 1994, 1996, and 1998 Plans, as well as the 1997 MAS Plan.

The following table summarizes the Company's stock option activity under all of its Plans:

-------------------------------------------------------------------------------------------------------
                                         1998                   1997                   1996
                                -----------------------------------------------------------------------
                                             WEIGHTED              Weighted                   Option
                                             AVERAGE                Average                    Price
                                 SHARES  EXERCISE PRICE  Shares  Exercise Price   Shares     Per Share
                                -----------------------------------------------------------------------
                                                         (Shares in thousands)

Options outstanding at
beginning of year                4,621       $  7.13      3,620       $ 5.75       2,927       $ 5.24
   Granted                       2,282         14.63      2,235         8.19       1,795         6.15
   Exercised                    (1,315)         5.97       (919)        4.36        (541)        3.22
   Expired or canceled            (380)         7.92       (315)        6.47        (561)        6.88
                                -----------------------------------------------------------------------
Options outstanding at
end of year                      5,208       $ 10.79      4,621       $ 7.13       3,620       $ 5.75
                                -----------------------------------------------------------------------
Exercisable at end of year       1,203                    1,383                    1,208
   Weighted average
   fair value of
   options granted              $ 7.62                   $ 4.51                   $ 2.94
                                -----------------------------------------------------------------------


The following summarizes the stock options outstanding at March 31, 1998:

                             OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------------------
     ACTUAL         NUMBER     WEIGHTED AVERAGE       WEIGHTED              NUMBER         WEIGHTED
    RANGE OF      OUTSTANDING      REMAINING           AVERAGE           EXERCISABLE       AVERAGE
EXERCISE PRICES     3/31/98    CONTRACTUAL LIFE     EXERCISE PRICE         3/31/98      EXERCISE PRICE
-------------------------------------------------------------------------------------------------------
                              (Shares in thousands)

$2.625  -7.813       1,720            7.25              $ 5.98               760            $ 5.80
$7.875  -11.875      1,523            9.03               10.52               301             10.55
$12.438 -23.313      1,965            9.31               15.22               142             17.02
-------------------------------------------------------------------------------------------------------
$2.625  -23.313      5,208            8.55              $10.79             1,203            $ 7.57
-------------------------------------------------------------------------------------------------------

In accordance with the disclosure requirements of SFAS 123, if the Company had elected to recognize compensation cost based on the fair market value of the options granted at grant date as prescribed, income and earnings per share would have been reduced to the pro forma amounts indicated in the table below. The pro forma effect on net income for Fiscal 1998 and 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to Fiscal 1996.

-------------------------------------------------------------------------------------------
                                                     1998            1997            1996
                                                -------------------------------------------
                                                  (In thousands, except per share amounts)
Net income - as reported                        $   19,878      $   13,790      $   (4,472)
Net income - pro forma                          $   10,806      $    9,927      $   (6,799)
Basic net income per share - as reported        $     0.44      $     0.36      $    (0.12)
Basic net income per share - pro forma          $     0.24      $     0.25      $    (0.18)
Diluted net income per share - as reported      $     0.42      $     0.35      $    (0.12)
Diluted net income per share - pro forma        $     0.25      $     0.24      $    (0.18)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

-----------------------------------------------------------------------------------
                                                       1998           1997 and 1996
                                                  ---------------------------------
Expected dividend yield                                  0.0%               0.0%
Expected stock volatility                               74.7%              74.3%
Risk-free interest rate                           5.5% - 6.4%        5.3% - 7.1%
Expected life of options from vest date             0.8 YEARS          0.7 years
Forfeiture rate                                        ACTUAL             actual


EMPLOYEE STOCK PURCHASE PLAN. In August 1996, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") and reserved 600,000 shares of Common Stock for issuance under the Purchase Plan, as adjusted for a two-for-one stock split in November 1997. Employees, subject to certain restrictions, may purchase Common Stock under the Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the Purchase Plan. The Company sold 166,597 and 60,626 shares under the Purchase Plan in Fiscal 1998 and Fiscal 1997, respectively. At March 31, 1998, 372,777 shares remained available for future issuance under the Purchase Plan.

STOCKHOLDERS' RIGHTS AGREEMENT. In October 1991, the Company adopted a Stockholders' Rights Agreement pursuant to which one Preferred Share Purchase Right (a "Right") was distributed for each outstanding share of Common Stock. Each Right, as adjusted to give effect to a stock dividend, which effected a two-for-one stock split in November 1997, entitles stockholders to buy one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $50.00 upon certain events. The Rights expire on October 23, 2001, unless earlier redeemed by the Company.

The Rights become exercisable if a person acquires 15% or more of the Company's Common Stock or announces a tender offer that would result in such person owning 15% or more of the Company's Common Stock, other than a person who has reported or is required to report beneficial ownership of the Company's Common Stock on
Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to whom the threshold is 20%. If the Rights become exercisable, the holder of each Right (other than the person whose acquisition triggered the exercisability of the Rights) will be entitled to purchase, at the Right's then-current exercise price, a number of shares of the Company's Common Stock having a market value of twice the exercise price. In addition, if the Company were to be acquired in a merger or business combination after the Rights became exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, stock of the acquiring company having a market value of twice the exercise price. The Rights, as adjusted to give effect to a stock dividend, which effected a two-for-one stock split, in November 1997, are redeemable by the Company at a price of $0.005 per Right at any time within ten days after a person has acquired 15% (or 20% in the case of a Schedule G filer) or more of the Company's Common Stock.

NOTE 7. CUSTOMER AGREEMENT

In November 1993, the Company entered into an agreement with Siemens AG to supply SPECTRUM II digital microwave radios to E-Plus Mobilfunk GmbH. As of March 31, 1995, the Company had not met its product acceptance or delivery schedule, and, as a result, recorded significant reserves for product discounts on interim equipment, equipment returns, and other related costs. In July 1995, the Company received product acceptance from E-Plus, and began delivery and installation of the SPECTRUM II equipment. During the third quarter of Fiscal 1996, the Company provided additional reserves of approximately $1.0 million related to the final resolution of other remaining open issues on this contract.

NOTE 8. INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company operates in a single industry segment, the design and manufacture of short- and medium-haul digital transmission products.

One customer (Siemens AG) accounted for 5%, 12%, and 19% of net sales for Fiscal 1998, 1997, and 1996, respectively. No other customers accounted for more than 10% of net sales during Fiscal 1998, 1997, or 1996.

Geographic information for Fiscal 1998, 1997, and 1996 is as follows:

-------------------------------------------------------------------------------------------------------------
                            United         United        New
                            States         Kingdom      Zealand        Others     Eliminations       Total
                          -----------------------------------------------------------------------------------
                                                            (In thousands)
1998
SALES TO UNAFFILIATED
CUSTOMERS                  $ 187,832       $58,961      $ 50,256       $13,441      $      -       $ 310,490
INTERCOMPANY SALES            54,135             -             -             -       (54,135)              -
                          -----------------------------------------------------------------------------------
NET SALES                  $ 241,967       $58,961        50,256       $13,441      $(54,135)      $ 310,490
OPERATING
INCOME (LOSS)              $  22,775       $ 1,444        (1,912)      $   235      $ (1,634)      $  20,908
IDENTIFIABLE ASSETS        $ 168,016       $24,033        44,693       $10,174      $ (6,516)      $ 240,400

1997
Sales to unaffiliated
customers                  $ 147,575       $22,416      $ 35,300       $ 6,046      $      -       $ 211,337
Intercompany sales            24,540             -             -             -       (24,540)              -
                          -----------------------------------------------------------------------------------
Net sales                  $ 172,115       $22,416      $ 35,300       $ 6,046      $(24,540)      $ 211,337
Operating income           $  12,533       $ 2,893         3,520       $   141      $ (1,749)      $  17,338
Identifiable assets        $ 155,341       $15,858        23,850       $   759      $ (2,609)      $ 193,199

1996
Sales to unaffiliated
customers                  $ 128,667       $13,935      $ 26,702       $ 3,114      $      -       $ 172,418
Intercompany sales            14,684             -             -             -       (14,684)              -
                          -----------------------------------------------------------------------------------
Net sales                  $ 143,351       $13,935      $ 26,702       $ 3,114      $(14,684)      $ 172,418
Operating
income (loss)              $ (10,138)      $ 1,767         2,237       $   220      $    128       $  (5,786)
Identifiable assets        $  92,760       $ 6,539        11,527       $ 2,016      $ (5,992)      $ 106,850

Intercompany sales to the Company's foreign subsidiaries are transacted at prices comparable to those offered to unaffiliated customers, after taking into account the value added to products and services by the subsidiaries.

The following table represents export sales from the United States to unaffiliated customers by geographic region:

                                               Years Ended March 31,
-----------------------------------------------------------------------------
                                         1998          1997           1996
                                     ----------------------------------------
                                                  (In thousands)
Canada and South America              $ 39,393       $ 28,718       $ 14,876
Europe                                  44,622         54,594         59,732
Asia/Pacific                            86,750         53,431         35,867
                                     ----------------------------------------
Total export sales                    $170,765       $136,743       $110,475
                                     ----------------------------------------
                                     ----------------------------------------
Export sales as a % of net sales            71%            80%            77%


NOTE 9. MERGERS AND ACQUISITIONS

In May 1997, the Company acquired all of the outstanding shares of Granger, Inc., a U.S. manufacturer of wireless products and provider of installation services. The purchase price of Granger, Inc., including the assumption of debt and the purchase of certain product rights, totaled $14.7 million. A portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of the tangible assets acquired and liabilities assumed was $5.8 million and $1.9 million, respectively. The purchase price in excess of the net assets acquired of $10.8 million is recorded as goodwill on the balance sheet and is being amortized over 10 years. The acquisition has been accounted for using the purchase method of accounting. Accordingly, the accompanying financial statements include the results of Granger, Inc. since the date of acquisition. No pro forma financial statements for periods prior to the acquisition have been provided due to the amounts being immaterial.

In addition, concurrent with the acquisition of Granger, Inc., the Company made a minority investment in Granger Associates, Ltd., a privately held company based in the United Kingdom, for $4.0 million. This minority investment has been accounted for using the cost method of accounting. Subsequent to March 31, 1998, the Company sold approximately 10% of this investment for approximately $470,000, net of selling costs.

In March 1998, stockholders approved the issuance of Common Stock of the Company pursuant to an agreement to merge with MAS Technology Limited ("MAS Technology"), a New Zealand company, which designs, manufactures, markets and supports digital microwave radio links for the worldwide telecommunications market. Under the terms of the agreement, the Company exchanged 1.2 shares of its Common Stock for each outstanding share of MAS Technology stock and stock options. The Company issued approximately 8.2 million shares to MAS Technology share and option holders. The combination is intended to qualify as a tax-free reorganization accounted for as a pooling-of-interests transaction. Accordingly, the historical financial statements of the Company have been restated to reflect the results of MAS Technology for all periods presented.

The following table shows the reconciliation of the historical results of the Company to the results presented in the accompanying Statements of Operations for Fiscal 1997 and Fiscal 1996.

                                                      Years Ended March 31,
----------------------------------------------------------------------------
                                                      1997           1996
                                                  --------------------------
REVENUE:    Digital Microwave                      $178,344      $ 150,419
            MAS Technology                           35,300         26,702
            Intercompany sales                       (2,307)        (4,703)
                                                  --------------------------
              Total                                $211,337      $ 172,418
                                                  --------------------------
                                                  --------------------------

NET INCOME: Digital Microwave                      $ 11,707      $  (5,955)
            MAS Technology                            2,165          1,483
            Intercompany profit
            eliminations                                (82)             -
                                                  --------------------------
              Total                                $ 13,790      $  (4,472)
                                                  --------------------------
                                                  --------------------------


Merger and restructuring expenses for Fiscal 1998 primarily included payments to the Company's investment bankers of $3.4 million for brokering the Company's merger with MAS Technology, legal and accounting fees of $0.9 million, asset valuation reserves for inventory, receivables, and warranty totaling $7.1 million, as well as various other costs of $3.2 million, which included office closures and contract terminations. As of March 31, 1998, the remaining restructuring reserve was comprised principally of $7.1 million for asset valuation reserves, and $3.2 million for other restructuring costs.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Digital Microwave Corporation:

We have audited the accompanying consolidated balance sheets of Digital Microwave Corporation (a Delaware corporation) and subsidiaries as of March 31, 1998 and 1997, and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Microwave Corporation and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP
San Jose, California
April 21, 1998

STOCK INFORMATION

The Company's Common Stock is traded on the Nasdaq National Market under the symbol DMIC. The following table sets forth the high and low closing sales prices of the Company's Common Stock as reported by Nasdaq for the periods indicated. The prior year per share amounts have been restated to give effect retroactively to a stock dividend, which effected a two-for-one stock split, in November 1997.

                                               Fiscal Year Ended March 31,
--------------------------------------------------------------------------------
                                               1998                  1997
                                       -----------------------------------------
                                         HIGH        LOW       High        Low
                                       -----------------------------------------
1st Quarter                            $ 16.00     $ 9.63      $9.13      $ 4.00
2nd Quarter                              22.63      13.63      11.94        6.13
3rd Quarter                              25.50      12.63      14.59       10.06
4th Quarter                              21.63      12.44      18.81        9.63


The Company has not paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future in order to retain earnings for use in its business. At March 31, 1998, there were approximately 199 stockholders of record.