Form 10-K/A, Exhibit 13
period 1998-07-04
DIGITAL MICROWAVE CORP /DE/
filed 1998-07-20
CIK 812703

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

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Years Ended March 31,
-------------------------------------------------------------------------------------------------
                                                            1998            1997           1996
                                                          ---------------------------------------
                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                         $ 19,878       $ 13,790       $ (4,472)
Adjustments to reconcile net
income (loss) to net cash provided
by (used for) operating activities:
   Depreciation and amortization                            10,887          6,717          6,735
   Provision for uncollectable accounts                        356          1,400            580
   Provision for inventory reserves                         12,862          4,271          8,795
   Provision for warranty reserves                           5,310          2,385          1,678
   Tax benefit of disqualifying dispositions                 2,192            285              -
   Changes in assets and liabilities:
       Increase in accounts receivable                     (18,320)       (19,818)        (3,464)
       Increase in inventories                             (23,510)       (17,147)          (128)
       Increase in deferred taxes                           (6,496)          (193)          (351)
       Decrease in tax refund receivable                         -              -          1,820
       (Increase) decrease in other current assets          (3,444)          (548)         1,441
       Increase (decrease) in accounts payable               5,556          8,272         (2,580)
       Increase (decrease) in income tax payable            (1,065)         1,072            (96)
       Increase (decrease) in other
       accrued liabilities                                  (5,810)         4,594            523
                                                          ---------------------------------------
          Net cash provided by
          (used for) operating activities                   (1,604)         5,080         10,481

                                                                   Years Ended March 31,
-------------------------------------------------------------------------------------------------
                                                            1998            1997           1996
                                                          ---------------------------------------
                                                                      (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available-for-sale securities                   (8,671)       (17,947)             -
Maturity/sale of available-for-sale securities              11,327              -              -
Purchase of property and equipment                         (22,576)        (9,255)        (4,922)
Acquisition of business, net of cash received              (11,491)          (374)             -
Investment in Granger Associates, Ltd.                      (4,000)             -              -
Proceeds from disposal of fixed assets                           -             61              -
          Net cash used for investing activities           (35,411)       (27,515)        (4,922)
                                                          ---------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from banks                                            -         20,245         16,188
Repayments to banks                                         (6,159)       (21,561)       (29,682)
Exchange gains (losses) from currency hedging                1,070            (10)           637
Payment of assumed Granger, Inc. debt                       (3,286)             -              -
Payments of capital lease obligations                       (1,056)        (1,025)        (1,119)
Sale of common stock                                        32,712         55,329         15,812
                                                          ---------------------------------------
          Net cash provided by financing activities         23,281         52,978          1,836

Effect of exchange rate changes on cash                     (1,510)           (72)          (559)
                                                          ---------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (15,244)        30,471          6,836
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              40,374          9,903          3,067
                                                          ---------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $ 25,130       $ 40,374       $  9,903
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
EXERCISE PRICES     3/31/98    CONTRACTUAL LIFE     EXERCISE PRICE         3/31/98      EXERCISE PRICE
-------------------------------------------------------------------------------------------------------
                              (Shares in thousands)

$2.625  -  7.813     1,720            7.25              $ 5.98               760            $ 5.80
$7.875  - 11.875     1,523            9.03               10.52               301             10.55
$12.438 - 23.313     1,965            9.31               15.22               142             17.02
-------------------------------------------------------------------------------------------------------
$2.625  - 23.313     5,208            8.55              $10.79             1,203            $ 7.57
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