Form 10-K, Exhibit 13
period 1999-03-31
DIGITAL MICROWAVE CORP /DE/
filed 1999-06-28
CIK 812703

FINANCIAL HIGHLIGHTS AND STOCK INFORMATION

------------------------------------------------------------------------------------------------------------------------------

                                                                                years ended march 31,
                                                      -----------------------------------------------------------------------
                                                           1999           1998           1997           1996           1995
                                                      -----------------------------------------------------------------------
                                                            (in thousands, except per share data and number of employees)

Net sales                                              $  236,499     $  345,116     $  213,441     $  174,380     $  167,506
Net income (loss)                                      $  (96,729)    $   18,818     $    6,461     $  (13,533)    $   (3,751)
Diluted net income (loss) per share                    $    (1.57)    $     0.35     $     0.13     $    (0.35)    $    (0.10)
Total assets                                           $  202,164     $  297,196     $  200,504     $  113,597     $  114,593
Working capital                                        $   85,247     $  167,623     $  105,233     $   43,684     $   31,082
Stockholders' equity                                   $  131,213     $  226,600     $   87,947     $   24,802     $   16,964
Total employees at year end                                   873          1,324            939            670            686
Diluted weighted average shares outstanding                61,601         54,459         50,464         38,604         36,335
------------------------------------------------------------------------------------------------------------------------------

Note: Prior years have been restated to include Innova Corporation, which merged with the Company in October 1998 in a pooling-of-interests transaction, and MAS Technology Limited, which merged with the Company in March 1998 in a pooling-of-interests transaction. See Note 8 of the Notes to Consolidated Financial Statements.



TEN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Factors That May Affect Future Financial Results" and elsewhere in this Annual Report.

All data from prior years has been restated to reflect the Company's merger in October 1998 with Innova Corporation ("Innova"), a Washington corporation which designs, manufactures, markets, and supports digital microwave radio links for the worldwide telecommunications market. See Note 8 of the Notes to Consolidated Financial Statements.

OVERVIEW

Digital Microwave Corporation designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. The Company was founded in 1984 and has shipped over 130,000 microwave radios worldwide.

The Company has equipment installed in over 70 countries, and a significant portion of the Company's revenue is derived from sales outside the United States. The Company's revenues from sales for equipment and services outside the United States were 87% in Fiscal 1999, 93% in Fiscal 1998, and 90% in Fiscal 1997.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationships of certain items from the Company's Consolidated Statements of Operations as a percentage of net sales for the periods indicated:

                                                   years ended march 31,
                                            ------------------------------
                                             1999        1998        1997
                                            ------------------------------
Net sales                                   100.0%      100.0%      100.0%
Cost of sales                                 78.4        64.0        66.1
Inventory valuation charges                   16.0         1.7         -
                                            ------------------------------
Gross profit                                   5.6        34.3        33.9
Research and development                      10.2         7.1         7.6
Selling, general and administrative           23.4        18.9        21.6
Merger and restructuring                      12.7         2.5         -
                                            ------------------------------
Operating income (loss)                      (40.7)        5.8         4.7
Other income (expense), net                    0.1         0.8        (0.5)
                                            ------------------------------
Income (loss) before provision
  for income taxes                           (40.6)        6.6         4.2
Provision for income taxes                     0.3         1.1         1.2
                                            ------------------------------
Net income (loss)                            (40.9)%      5.5%        3.0%
                                            ------------------------------
                                            ------------------------------

YEAR ENDED MARCH 31, 1999 COMPARED TO THE YEAR ENDED MARCH 31, 1998

NET SALES. Net sales for Fiscal 1999 were $236.5 million, a 31% decrease compared to net sales of $345.1 million in Fiscal 1998. The decrease in net sales was in part due to a slowdown in demand for the Company's products in Asia, which began with the downturn in Asian economies. However, such decrease in the Company's net sales has been accelerated by the heightened pricing and competitive pressures of the telecommunications market in Europe and other regions of the world. For Fiscal 1999, net sales were $83.2 million in Europe, $50.3 million in the Asia/Pacific region, $52.2 million in South America, $31.8 million in North America, and $19.0 million in Africa. In Fiscal 1998, net sales were $146.8 million in Europe, $96.1 million in the Asia/Pacific region, $54.7 million in South America, $31.2 million in North America, and $16.3 million in Africa. See Note 7 of the Notes to Consolidated Financial Statements.

Net sales for Fiscal 1999 of SPECTRUM II-TM- decreased to $111.8 million from $175.3 million in Fiscal 1998. Net sales of the DXR-TM- product line increased to $32.5 million in Fiscal 1999 from $30.6 million in Fiscal 1998. Net sales of the XP4-TM- product line decreased to $32.2 million in Fiscal 1999 from $36.1 million in Fiscal 1998. Net sales of the new Altium-TM-product line were $5.3 million. Net sales for other products and services, including older product lines that have been phased out, amounted to $54.7 million in Fiscal 1999 compared to $103.1 million in Fiscal 1998.

GROSS PROFIT. Inventory valuation charges, included in cost of sales, totaled $37.7 million in Fiscal 1999 and $5.9 million in Fiscal 1998. In Fiscal 1999, these inventory valuation charges consisted primarily of two main components: an excess and obsolescence adjustment, and cancellation charges to vendors for purchase commitments. The merger with Innova and planned introduction of new product lines accelerated the obsolescence of the SPECTRUM II product line. Accordingly, inventory-related charges of $30.3 million were recorded. The reduction in the Company's sales volume compared to the prior year had an adverse effect on purchase order commitments to vendors. Accordingly, liabilities of $7.4 million were recognized to account for vendor cancellation and related charges on purchase order commitments. In Fiscal 1998, the inventory valuation charges were for the phase-out of older product lines. Gross profit margin percentage in Fiscal 1999, excluding inventory valuation charges, was lower than in Fiscal 1998 primarily due to underutilization of manufacturing capacity and lower average selling prices of the SPECTRUM II product line.

                                                                         ELEVEN

The Company reduced its workforce at the end of the first quarter of Fiscal 1999 and in the third quarter of Fiscal 1999 to minimize the impact of unfavorable capacity utilization. The Company believes that its sales volume has stabilized during the past nine months; however, management cannot provide assurance that the continuing economic and political instability in Asia and recent economic instability in Latin America will not have further material adverse effect on the Company's business, financial condition, and results of operations. See "Factors That May Affect Future Financial Results."

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for Fiscal 1999 of $24.1 million were slightly lower than the $24.5 million reported in Fiscal 1998. However, as a percentage of sales, research and development expenses increased from 7.1% for Fiscal 1998 to 10.2% for Fiscal 1999. This increase was due primarily to the decrease in net sales over the comparable period. Research and development expenses for Fiscal 1999 were primarily attributable to the Company's development of its XP4, DART, and DXR-TM- 700 product offerings and its new Altium high-capacity wireless product platform. The Company will continue to invest in the development of new products and features in order to maintain and enhance its competitive position, and, as a result, expects research and development spending to increase in Fiscal 2000.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses for Fiscal 1999 decreased by $10.0 million to $55.3 million from $65.3 million in Fiscal 1998. As a percentage of net sales, selling, general, and administrative expenses were 23.4% in Fiscal 1999 compared to 18.9% in Fiscal 1998. This increase in percentage was due primarily to the decrease in net sales over the comparable period. The decrease in selling, general, and administrative expenses in absolute dollars was mostly attributable to the workforce reductions in the first and third quarters of Fiscal 1999. Partially offsetting this decrease is an increase in the provision for bad debts for specific customers, which is included in selling, general, and administrative expenses. The provision for bad debts included in Fiscal 1999 was $4.6 million compared to $0.4 million in Fiscal 1998. The increase in the provision for bad debts from Fiscal 1998 was the result of write-offs taken relating to two customer accounts which totaled $4.3 million.

MERGER AND RESTRUCTURING EXPENSES. Merger and restructuring charges of $29.9 million were recorded in Fiscal 1999. These charges consisted of $2.7 million for investment banker, legal, and accounting fees related to the Innova merger consummated in October 1998, $4.2 million for severance costs, $4.1 million for facility termination costs, a write-off of $5.8 million related to the discontinuance of several projects related to the implementation of software purchased for internal use, and a write-off of goodwill and certain assets related to the Company's subsidiary, Granger, Inc., totaling $13.1 million. The assets of Granger, Inc. were sold in March 1999. Approximately $12.2 million of the $29.9 million in merger and restructuring charges will be a cash outflow, of which $8.2 million has been paid as of March 31, 1999. The remaining amounts are expected to be paid during Fiscal 2000, and consist of $0.9 million for severance, $2.3 million for facility termination costs, and $0.8 million for other costs.

INTEREST AND OTHER INCOME, NET. Interest income was $1.5 million in Fiscal 1999 compared to $3.1 million in Fiscal 1998. This decrease resulted primarily from lower average cash balances. Other Income, Net is primarily due to foreign exchange gains and losses.

INTEREST EXPENSE. Interest expense for Fiscal 1999 was $0.5 million compared to $0.9 million in Fiscal 1998. The decrease in interest expense was primarily attributable to lower average lease obligations and debt in Fiscal 1999.

PROVISION FOR INCOME TAXES. The Company recorded an income tax provision in Fiscal 1999 related to taxable income at certain of the Company's foreign subsidiaries. In Fiscal 1998, the Company recorded an income tax provision at an effective rate of 17%. This was less than the statutory rate, primarily due to the utilization of net operating losses, tax credits, and other tax-attributable carry-forwards. Due to net operating loss carry-forwards, the Company expects that the Fiscal 2000 effective tax rate will be significantly less than the statutory rate.

YEAR ENDED MARCH 31, 1998 COMPARED TO THE YEAR ENDED MARCH 31, 1997

NET SALES. Net sales for Fiscal 1998 were $345.1 million, a 62% increase compared to net sales of $213.4 million in Fiscal 1997. The increase in net sales was due to higher sales in all the Company's major geographic areas. For Fiscal 1998, net sales were $146.8 million in Europe, $96.1 million in the Asia/Pacific region, $54.7 million in South America, $31.2 million in North America, and $16.3 million in Africa. In Fiscal 1997, net sales were $81.0 million in Europe, $66.6 million in the Asia/Pacific region, $26.6 million in South America, $26.9 million in North America and $12.3 million in Africa. See Note 7 of the Notes to Consolidated Financial Statements.

TWELVE

Net sales for Fiscal 1998 of SPECTRUM II increased to $175.3 million from $73.5 million in Fiscal 1997. Net sales of the DXR product line increased to $30.6 million in Fiscal 1998 from $25.0 million in Fiscal 1997. Net sales of the XP4 product line increased to $36.1 million from $2.1 million in Fiscal 1997. Net sales of the QUANTUM-TM- product line decreased to $23.9 million in Fiscal 1998 from $29.5 million in Fiscal 1997, primarily due to decreased customer demand for this product. Net sales in Fiscal 1998 of the M Series product line, which has been largely replaced by the SPECTRUM II product line, decreased to $13.6 million from $31.5 million in Fiscal 1997. Net sales for other products and services amounted to $65.6 million in Fiscal 1998 compared to $51.8 million in Fiscal 1997.

The increase in net sales in Fiscal 1998 compared to Fiscal 1997 was primarily due to the increased market acceptance of the SPECTRUM II product line as well as a general growing worldwide market. SPECTRUM II sales increased by 138% in Fiscal 1998 from Fiscal 1997 and accounted for 51% of total net sales in Fiscal 1998 compared to 34% in Fiscal 1997. In addition, DXR product sales increased by 22% in Fiscal 1998 from Fiscal 1997 due to the increased market acceptance of this product line.

GROSS PROFIT. Gross profit in Fiscal 1998 was higher than in Fiscal 1997 primarily due to a greater mix of SPECTRUM II product line shipments versus older products, and improved utilization of manufacturing capacity. Inventory valuation charges, included in cost of sales, totaled $5.9 million in Fiscal 1998. These charges relate to the phase-out of older products during the fiscal year.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for Fiscal 1998 of $24.5 million were $8.3 million higher than the $16.2 million incurred in Fiscal 1997. This increase was primarily attributable to the Company's development of its new Altium high-capacity wireless platform and XP4 frequency rollout plan.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses for Fiscal 1998 increased by $19.2 million to $65.3 million from $46.1 million in Fiscal 1997. This increase was mostly attributable to an increase in personnel, sales office, and related travel expenses as the Company continued to increase its worldwide sales and customer service and support organization, and to higher sales commissions resulting from the Company's increased sales. In addition, goodwill amortization of $1.2 million, which was related to the Company's acquisition of Granger, Inc. in May 1997, as well as the selling, general, and administrative expenses of Granger Inc., partially contributed to this increase.

MERGER AND RESTRUCTURING EXPENSES. Merger and restructuring expenses totaled $8.8 million for Fiscal 1998. These expenses included payments to the Company's investment bankers, legal and accounting fees of $4.3 million related to the Company's March 1998 merger with MAS Technology Limited, a New Zealand company, MAS Technology asset valuation reserves for inventory, receivables, and warranty totaling $1.3 million, as well as various other costs of $3.2 million relating to office closures and contract terminations. There are no remaining amounts to be paid during Fiscal 2000.

INTEREST AND OTHER INCOME, NET. Interest income for Fiscal 1998 was $3.1 million compared to $0.5 million in Fiscal 1997. This increase resulted primarily from higher average cash balances. Other income, net for Fiscal 1998 was $0.7 million compared to $0.1 million in Fiscal 1997. This increase resulted primarily from foreign exchange gains.

INTEREST EXPENSE. Interest expense for Fiscal 1998 was $0.9 million compared to $1.6 million in Fiscal 1997. The decrease in interest expense was primarily attributable to lower average principal balances outstanding on the Company's line of credit and note payable in Fiscal 1998.

PROVISION FOR INCOME TAXES. The Company recorded an income tax provision in Fiscal 1998 at an effective rate of 17%. This was less than the statutory rate primarily due to the utilization of net operating losses, tax credits, and other tax-attributable carry-forwards.

LIQUIDITY AND CAPITAL RESOURCES

In Fiscal 1999, the Company's cash and short-term investments decreased by $34.9 million. This decrease was primarily the result of the $96.7 million net loss, partially offset by non-cash expenses such as depreciation and amortization, and provisions for inventory reserves, warranty, and uncollectable accounts.

Accounts receivable decreased by 30% during Fiscal 1999 compared to Fiscal 1998 primarily resulting from a 31% decrease in net sales. Net inventories decreased by 31% in Fiscal 1999 compared to the prior year due to decreased purchases by the Company in connection with its declining sales and increased provisions for excess and obsolete inventories. Inventory reserves increased in Fiscal 1999 compared to Fiscal 1998 as the merger with Innova and the planned introduction of new product lines accelerated the obsolescence of the SPECTRUM II product line.

                                                                       THIRTEEN

Accounts payable decreased by 37% in Fiscal 1999 compared to Fiscal 1998 due to the decrease in inventory purchases and selling, general, and administrative expenses. The increase in accrued liabilities was due primarily to inventory purchase commitments, and merger- and restructuring-related expenses discussed above.

At March 31, 1999, the Company had an asset-based borrowing facility agreement with a U.S. lender for $40.0 million. The working capital line of credit, which includes a $5.0 million term loan, is secured by certain receivables, inventory, and fixed assets of the Company. This credit facility provides borrowings at prime plus 1.5% per annum. There is a minimum monthly interest requirement of $20,000. As of March 31, 1999, approximately $21.0 million was available for borrowing under this agreement, of which $2.6 million was outstanding. This credit facility does not require the maintenance of financial covenants.

In the future, the Company may require additional financing from other sources; however, there can be no assurance that the Company will be able to obtain such additional financing in the required time frame on commercially reasonable terms, or at all. Management has implemented plans to reduce the Company's cash requirements through a combination of reductions in working capital, equipment purchases, and operating expenditures. Management believes that such plans, combined with existing cash balances and other sources of liquidity, will enable the Company to meet its cash requirements through Fiscal 2000. However, there can be no assurance that the Company will be able to implement these plans or that it will be able to do so without a material adverse effect on the Company's business, financial results, or results of operations.

YEAR 2000 COMPLIANCE ISSUES. The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "Year 2000" problem is concerned with whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Year 2000 problem is pervasive and complex, as virtually every company's computer operation will be affected in some way. The Company's computer programs, which process its operational and financial transactions, were designed and developed without considering the impact of the upcoming change in century. If not corrected, the Company's computer programs and products could fail or create erroneous results by or at the year 2000.

The Company is taking steps to ensure that its products and computer programs will continue to operate on and after January 1, 2000. The Company formed a project team consisting of staff from Manufacturing, Customer Service, Finance, Human Resources, Sales, Marketing, Legal, Engineering, and Information Technology (IT) departments, led by a project manager. A five-phase solution process has been established consisting of (1) awareness,
(2) assessment, (3) renovation, (4) validation, and (5) implementation. The Company has substantially completed this five-phase process with respect to most of its Year 2000 issues. The remaining open issues consist of completing major vendor site reviews and contingency plans for each major location. The Company's Year 2000 project team identified its manufacturing IT system as its highest priority and has implemented Year 2000 upgrades to its manufacturing systems. The Company's network operating systems also are Year 2000-ready. The Company's personal computers have been evaluated and upgrades were installed to correct noncompliance. Some older personal computers were replaced or taken out of service.

The Company has completed an assessment of most of its products. Most of its hardware products are not affected by the Year 2000 issue because no internal clock exists in these products. Year 2000 readiness testing has been completed for newer products, including the Altium product line and network software products. Some older network software products are not Year 2000-ready, and the Company has developed an upgrade plan for customers who are using this software.

The Company mailed letters to its primary suppliers and subcontractors to determine whether they are developing plans to address processing transactions in the Year 2000 and to monitor their progress toward Year 2000 capability. Approximately 50% of the vendors contacted have responded, and the Year 2000 team is currently arranging site visits with critical vendors to ensure that processes are actually in place as represented.

The Company believes that it will expend approximately $0.5 million investigating and remedying issues related to Year 2000 readiness involving internal operations. Approximately $0.2 million has been expensed to date for purchases of software test tools, software upgrades, and upgrading a security system related to Year 2000 readiness. In addition, the Company estimates that

FOURTEEN

$0.2 million of internal personnel costs have been incurred to date supporting the Company's Year 2000 readiness plan.

If systems critical to the Company's operations have not been made Year 2000-ready by the completion of the project, the Year 2000 issue could have a material adverse effect on the Company's financial statements. The Company is currently developing a contingency plan to operate in the event that any noncompliant critical systems are not remedied by January 1, 2000. The Company expects to finalize its contingency plan by September 30, 1999.

Based on the steps being taken to address this issue and the progress to date, the Company's management believes that the Year 2000 readiness expenses will not have a material adverse effect on the Company's earnings. However, there can be no assurance that Year 2000 problems will not occur with respect to the Company's computer systems. Furthermore, the Year 2000 problem may impact other entities with which the Company transacts business, and the Company cannot predict the effect of the Year 2000 problem on such entities or the resulting effect on the Company. As a result, if preventative and/or corrective actions by the Company or those the Company does business with are not made in a timely manner, the Year 2000 issue could have a material adverse effect on the Company's business, financial condition, and results of operations.

EUROPEAN MONETARY UNION. In January 1999, a new currency called the "euro" was introduced in certain Economic and Monetary Union ("EMU") countries. During 2002, all EMU countries are expected to be operating with the euro as their single currency. Uncertainty exists as to the effect the euro currency will have on the marketplace. Additionally, all of the rules and regulations have not yet been defined and finalized by the European Commission with regard to the euro currency. The Company has assessed the effect the euro formation will have on its internal systems and the sale of its products. The Company's European sales and operating transactions are based primarily in U.S. dollars or U.K. pounds sterling, neither of which are subject to the euro conversion. While the Company does have some sales denominated in the European Currency Unit, this currency is successfully being converted in the market to the new European Monetary Unit at parity. In addition, the Company upgraded its internal computer systems to convert the European currency to the euro. The cost of upgrading the Company's systems in connection with the euro conversion was not material and no material adverse effect on the Company's business, financial condition, and results of operations is expected due to the upgrade.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK. It is Digital Microwave's policy not to enter into derivative financial instruments except for hedging of foreign currency exposures. The Company hedges certain portions of its exposure to foreign currency fluctuations through the use of forward foreign exchange contracts. The Company enters into forward foreign exchange contracts for purposes other than trading; however, the Company does not engage in any foreign currency speculation. Forward foreign exchange contracts represent agreements to buy or sell a specified amount of foreign currency at a specified price in the future. These contracts generally have maturities that do not exceed one month. At March 31, 1999, the Company had forward foreign exchange contracts to exchange various foreign currencies for U.S. dollars in the aggregate amount of $25.1 million, primarily in New Zealand dollars, British pounds, and European Monetary Units. Gains and losses associated with currency rate changes on forward foreign exchange contracts are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities being hedged. Therefore, the carrying value of forward foreign exchange contracts approximates their fair value. The Company believes that the credit risk with respect to its forward foreign exchange contracts is minimal because the Company enters into contracts with major financial institutions. Market risk with respect to forward foreign exchange contracts is offset by the corresponding exposure related to the underlying assets and liabilities.

FOREIGN CURRENCY RATE RISK. Although nearly all of Digital Microwave's sales and expenses are denominated in U.S. dollars, Digital Microwave has experienced some foreign exchange gains and losses to date, and expects to incur additional gains and losses in Fiscal 2000. Digital Microwave did engage in foreign currency hedging activities during Fiscal 1999, as explained above, and intends to continue doing so as needed.

                                                                        FIFTEEN

FACTORS THAT MAY AFFECT FUTURE FINANCIAL RESULTS

The Stockholders' Letter and discussions in this Annual Report concerning the Company's future products, expenses, revenues, gross margins, liquidity, and cash needs, as well as the Company's plans and strategies, contain forward-looking statements concerning the Company's future operations and financial results. These forward-looking statements are based on current expectations, and the Company assumes no obligation to update this information. Numerous factors -- such as economic and competitive conditions, timing and volume of incoming orders, shipment volumes, product margins, and foreign exchange rates -- could cause actual results to differ materially from those described in these statements, and prospective investors and stockholders should carefully consider the factors set forth below in evaluating these forward-looking statements. The Company's backlog may not be representative of actual sales for any succeeding period because of timing of orders, delivery intervals, customer and product mix, the possibility of changes in delivery schedules, and additions or cancellation of orders.

The quarterly operating results of the Company can vary significantly depending on several factors, any of which could have a material adverse effect on the Company's business, financial condition, or results of operations. In particular, the Company's quarterly results of operation can vary due to the volume and timing of product orders received and delivered during the quarter, the ability of the Company and its key suppliers to respond to changes made by customers in their orders, and the timing of new product introductions by the Company and its competitors. The quarterly operating results also may vary significantly depending upon other factors, including the mix of product sold, the cost and availability of components and subsystems, relative prices of the Company's products, adoption of new technologies and industry standards, competition, fluctuations in foreign currency exchange rates, regulatory developments, and general economic conditions.

Manufacturers of digital microwave telecommunications equipment are experiencing, and are likely to continue to experience, intense pricing pressure that has resulted, and is expected to continue to result, in downward pricing pressure on the Company's products. As a result, the Company has experienced, and expects to continue to experience, declining average sales prices for its products. The Company's future profitability is dependent upon its ability to continue to improve manufacturing efficiencies, reduce material costs of products, and introduce new products and product enhancements.

The markets for the Company's products are extremely competitive, and the Company expects that competition will increase. The Company's existing and potential competitors include established and emerging companies, such as L.M. Ericsson, Siemens AG, Microwave Communications Division of Harris Corporation, P-COM, Alcatel, Nokia, NERA, NEC, and SIAE, many of which have more extensive engineering, manufacturing, and marketing capabilities and significantly greater financial, technical, and personnel resources than the Company. The Company believes that its ability to compete successfully will depend on a number of factors both within and outside its control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid delivery, reliability, timing of new product introductions by the Company, its customers and its competitors, and the ability of its customers to obtain financing. The Company continues to experience customer demands for shorter delivery cycles.

The Company expects that international sales will continue to account for the majority of its net product sales for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including unexpected changes in regulatory requirements, fluctuations in foreign currency exchange rates, imposition of tariffs and other barriers and restrictions, the burdens of complying with a variety of foreign laws, and general economic and geopolitical conditions, including inflation and trade relationships. There can be no assurance that currency fluctuations, changes in the rate of inflation, or any of the aforementioned factors will not have a material adverse effect on the Company's business, financial conditions, or results of operations.

The Company's manufacturing operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. In addition, the Company depends in part upon subcontractors to assemble major components and subsystems used in its products in a timely and satisfactory manner. The Company does not generally enter into long-term or volume purchase agreements with any of its suppliers, and no assurance can be given that such materials, components, and subsystems

SIXTEEN
will be available in the quantities required by the Company, if at all. The inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products in a timely manner. There can be no assurance that the Company will not experience material supply problems or component or subsystem delays in the future.

The Company has pursued, and will continue to pursue, growth opportunities through internal development and acquisitions of complementary businesses and technologies. Acquisitions may involve difficulties in the retention of personnel, diversion of management's attention, unexpected legal liabilities, and tax and accounting issues. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations, or expand into new markets. Once integrated, acquired businesses may not achieve comparable levels of revenues, profitability, or productivity as the existing business of the Company or otherwise perform as expected. The Company's failure to manage its growth effectively could have a material adverse impact on the Company's business, financial condition, and results of operations.

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

------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                            years ended march 31,
                                                 ------------------------------------------------------------------------
                                                     1999           1998           1997          1996            1995
                                                 ------------------------------------------------------------------------
                                                                 (in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales                                         $  236,499     $  345,116     $  213,441     $  174,380     $  167,506
Net income (loss)                                    (96,729)        18,818          6,461        (13,533)        (3,751)
Diluted net income (loss) per share                    (1.57)          0.35           0.13          (0.35)         (0.10)

CONSOLIDATED BALANCE SHEETS DATA:
Total assets                                      $  202,164     $  297,196     $  200,504     $  113,597     $  114,593
Long-term liabilities                                  2,236          1,174            700         10,097          6,805

                                                                      SEVENTEEN

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------

                                                                                                         march 31,
                                                                                            -------------------------------
                                                                                                   1999           1998
                                                                                            -------------------------------
                                                                                            (in thousands, except share and
                                                                                                   per share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                                      $   21,518    $    27,585
Short-term investments                                                                              5,745         34,540
Accounts receivable, net of allowance of $3,261 in 1999 and $3,999 in 1998                         60,253         86,061
Inventories                                                                                        50,610         73,029
Deferred tax asset                                                                                  3,009          6,685
Other current assets                                                                               12,827          9,145
                                                                                            -------------------------------
   Total current assets                                                                           153,962        237,045
                                                                                            -------------------------------

PROPERTY AND EQUIPMENT:
Machinery and equipment                                                                            77,236         71,413
Land and buildings                                                                                  6,090          4,125
Furniture and fixtures                                                                             10,327          8,755
Leasehold improvements                                                                              4,597          3,332
                                                                                            -------------------------------
                                                                                                   98,250         87,625
Accumulated depreciation and amortization                                                         (55,225)       (43,963)
                                                                                            -------------------------------
Net property and equipment                                                                         43,025         43,662
                                                                                            -------------------------------

Other assets                                                                                        5,177         16,489
                                                                                            -------------------------------
                                                                                               $  202,164    $   297,196
                                                                                            -------------------------------
                                                                                            -------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt                                                              $      725    $         -
Current maturities of capital lease obligations                                                       862          1,342
Accounts payable                                                                                   25,116         39,572
Income taxes payable                                                                                1,399          1,298
Accrued liabilities                                                                                40,613         27,210
                                                                                            -------------------------------
   Total current liabilities                                                                       68,715         69,422
LONG-TERM LIABILITIES:
Long-term debt                                                                                      1,896              -
Capital lease obligations, net of current maturities                                                  340          1,174
                                                                                            -------------------------------
   Total liabilities                                                                               70,951         70,596
                                                                                            -------------------------------
                                                                                            -------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 4)

STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 5,000,000 shares authorized; none outstanding                          -              -
Common Stock, $.01 par value; 95,000,000 shares authorized; 62,144,171
   shares in 1999 and 61,027,154 shares in 1998 issued and outstanding                                621            610
Additional paid-in capital                                                                        250,602        248,447
Deferred stock compensation expense                                                                   (88)          (397)
Accumulated deficit                                                                              (115,424)       (20,499)
Accumulated other comprehensive loss                                                               (4,498)        (1,561)
                                                                                            -------------------------------
   Total stockholders' equity                                                                     131,213        226,600
                                                                                            -------------------------------
                                                                                               $  202,164    $   297,196
                                                                                            -------------------------------
                                                                                            -------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

EIGHTEEN

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------

                                                                  years ended march 31,
                                                      ---------------------------------------------------
                                                           1999                1998                1997
                                                      ---------------------------------------------------
                                                            (in thousands, except per share amounts)
NET SALES                                              $  236,499          $  345,116          $  213,441
Cost of sales                                             185,493             221,021             141,000
Inventory valuation charges                                37,739               5,850                   -
                                                      ---------------------------------------------------
    Gross profit                                           13,267             118,245              72,441
                                                      ---------------------------------------------------
OPERATING EXPENSES:
Research and development                                   24,131              24,482              16,192
Selling, general, and administrative                       55,342              65,280              46,097
Merger and restructuring                                   29,941               8,752                   -
                                                      ---------------------------------------------------
    Total operating expenses                              109,414              98,514              62,289
                                                      ---------------------------------------------------
    Income (loss) from operations                         (96,147)             19,731              10,152

OTHER INCOME (EXPENSE):
Interest income                                             1,474               3,080                 473
Interest expense                                             (479)               (856)             (1,582)
Other income, net                                            (970)                720                  53
                                                      ---------------------------------------------------
    Total other income (expense), net                          25              2,944               (1,056)
                                                      ---------------------------------------------------
    Income (loss) before provision for income taxes       (96,122)             22,675               9,096
Provision for income taxes                                    607               3,857               2,635
                                                      ---------------------------------------------------
NET INCOME (LOSS)                                      $  (96,729)         $   18,818          $    6,461
                                                      ---------------------------------------------------
                                                      ---------------------------------------------------

Basic earnings (loss) per share                        $    (1.57)         $     0.37          $     0.16
Diluted earnings (loss) per share                      $    (1.57)         $     0.35          $     0.13

Basic weighted average shares outstanding                  61,601              51,285              39,541
Impact of dilutive stock options and warrants                 N/A               3,174              10,923
                                                      ---------------------------------------------------
Diluted weighted average shares outstanding                61,601              54,459              50,464


The accompanying notes are an integral part of these consolidated financial statements.

                                                                       NINETEEN

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------

                                                       years ended march 31, 1999, 1998, and 1997
                                              -------------------------------------------------------------------------------------
                                                                  Additional  Deferred                 Accumulated       Total
                                              Common Stock         Paid-In     Stock      Accumulated   Other Com-    Stockholders'
                                                 Shares   Amount   Capital   Compensation   Deficit   prehensive Loss    Equity
                                              -------------------------------------------------------------------------------------
                                                                        (in thousands)
BALANCE, MARCH 31, 1996                          32,569   $ 325    $ 70,229  $      -     $  (45,778)  $    26         $ 24,802
Components of comprehensive income:
  Net income                                          -       -           -              -     6,461         -            6,461
  Unrealized holding loss on
   available-for-sale securities                      -       -           -              -         -         (63)           (63)
  Translation adjustment                              -       -           -              -         -         50              50
                                                                                                                       --------
      Total comprehensive income                                                                                          6,448
                                                                                                                       --------
Sale of stock                                     4,461      45      51,592              -         -         -           51,637
Stock options exercised                             980      10       4,765              -         -         -            4,775
Tax benefit related to employee
  stock transactions                                  -       -         285              -         -         -              285
                                              ---------------------------------------------------------------------------------
BALANCE, MARCH 31, 1997                          38,010     380     126,871              -   (39,317)        13          87,947
Components of comprehensive income:
  Net income                                          -       -           -              -    18,818         -           18,818
  Unrealized holding gain on
   available-for-sale securities                      -       -           -              -         -         46              46
  Translation adjustment                              -       -           -              -         -         (1,620)     (1,620)
                                                                                                                       --------
      Total comprehensive income                                                                                         17,244
                                                                                                                       --------
Proceeds from sale of stock                      11,649     117      62,054              -         -         -           62,171
Conversion of preferred stock                     9,116      91      47,678              -         -         -           47,769
Stock issued for options & warrants               2,252      22       9,652         (1,590)        -         -            8,084
Amortization of deferred stock compensation           -       -           -          1,193         -         -            1,193
Tax benefit related to employee
  stock transactions                                  -       -       2,192              -         -         -            2,192
                                              ---------------------------------------------------------------------------------
BALANCE, MARCH 31, 1998                          61,027     610     248,447           (397)  (20,499)        (1,561)    226,600
Components of comprehensive income:
  Net loss                                            -       -           -              -   (96,729)        -          (96,729)
  Unrealized holding loss on
  available-for-sale securities                       -       -           -              -         -         (1,613)     (1,613)
  Translation adjustment                              -       -           -              -         -         (1,324)     (1,324)
  Total comprehensive loss                                                                                              (99,666)
Proceeds from sale of stock                         372       4         904              -         -         -              908
Stock issued for options & warrants                 745       7       1,187              -         -         -            1,194
Amortization of deferred stock compensation           -       -           -            309         -         -              309
Tax benefit related to employee
  stock transactions                                  -       -          64              -         -         -               64
Adjustment to conform year-end
  of pooled company                                   -       -           -              -     1,804         -            1,804
                                              ---------------------------------------------------------------------------------
BALANCE, MARCH 31, 1999                          62,144  $  621   $ 250,602         $  (88) $(115,424)  $(4,498)       $131,213
                                              ---------------------------------------------------------------------------------
                                              ---------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

TWENTY

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

                                                                        years ended march 31,
                                                            ----------------------------------------
                                                                 1999           1998           1997
                                                            ----------------------------------------
                                                                        (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                           $  (96,729)     $  18,818       $  6,461
Adjustments to reconcile net income
     (loss) to net cash used for operating activities:
   Adjustment to conform year-end of pooled company              1,804              -              -
   Depreciation and amortization                                25,912         13,411          7,351
   Provision for uncollectable accounts                          4,608            356          1,400
   Provision for inventory reserves                             20,305         12,862          4,271
   Provision for warranty reserves                               7,023          5,310          2,385
   Tax benefit of disqualifying dispositions                        64          2,192            285
   Changes in assets and liabilities:
     Decrease (increase) in accounts receivable                 20,620        (27,744)       (21,480)
     Decrease (increase) in inventories                          1,503        (33,024)       (19,073)
     Decrease (increase) in deferred taxes                       3,639         (6,496)          (193)
     Increase in tax refund receivable                          (4,553)             -              -
     Decrease (increase) in other current assets                   786         (3,864)          (565)
     Decrease in other assets                                   11,624              6             24
     Increase (decrease) in accounts payable                   (14,283)         9,890          8,972
     Increase (decrease) in income tax payable                     102         (1,065)         1,072
     Increase (decrease) in other accrued liabilities            6,841         (5,810)         4,594
                                                             ----------------------------------------
   Net cash used for operating activities                      (10,734)       (15,158)        (4,496)
                                                             ----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available-for-sale securities                      (16,621)       (27,990)       (17,947)
Maturity/sale of available-for-sale securities                  45,374         11,327              -
Purchase of property and equipment                             (24,711)       (30,471)        (9,580)
Acquisition of business, net of cash received                   (2,286)       (11,491)          (374)
Investment in Granger Associates, Ltd.                               -         (4,000)             -
Proceeds from the sale of other assets                             610              -              -
Proceeds from disposal of fixed assets                           1,194              -             61
                                                             ----------------------------------------
   Net cash provided by (used for) investing activities          3,560        (62,625)       (27,840)
                                                             ----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from banks                                            2,600              -         20,681
Repayments to banks                                                  -         (6,665)       (21,561)
Payment of assumed Granger, Inc. debt                                -         (3,286)             -
Payments of capital lease obligations                           (1,314)        (1,951)        (1,429)
Proceeds from sale of Common Stock                               2,166         77,143         65,076
                                                             ----------------------------------------
   Net cash provided by financing activities                     3,452         65,241         62,767
                                                             ----------------------------------------
Effect of exchange rate changes on cash                         (2,345)          (420)           (74)
                                                             ----------------------------------------
Net increase (decrease) in cash and cash equivalents            (6,067)       (12,962)        30,357
Cash and cash equivalents at beginning of year                  27,585         40,547         10,190
                                                             ----------------------------------------
Cash and cash equivalents at end of year                     $  21,518      $  27,585      $  40,547
                                                             ----------------------------------------
                                                             ----------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                                     TWENTY ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
NOTE 1. DESCRIPTION OF BUSINESS

Digital Microwave Corporation (the "Company") designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. Transmitting and receiving multiple digital lines, the Company's high-performance digital microwave systems carry voice, data, and digitized video signals across a full spectrum of frequencies and capacities. The Company has sold over 130,000 radios that operate in nearly every kind of environment around the world. The Company was founded in January 1984 and is traded under the symbol DMIC on the Nasdaq National Market.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Digital Microwave Corporation and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation. Prior year information has been restated to reflect the October 1998 merger with Innova Corporation ("Innova"), a Washington corporation that designs, manufactures, markets, and supports digital microwave radio links for the worldwide telecommunications market.

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

CASH AND CASH EQUIVALENTS. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consisted of cash, money market funds, and short-term securities as of March 31, 1999 and 1998.

SHORT-TERM INVESTMENTS. The Company invests its excess cash in high-quality and easily marketable instruments to ensure cash is readily available for use in its current operations. Accordingly, all of the Company's marketable securities are classified as "available-for-sale" in accordance with the provisions of the Statement of Financial Accounting Standards No. 115. At March 31, 1999, the Company's available-for-sale securities had contractual maturities ranging from 1 month to 19 months, with a weighted average maturity of 5 months.

All short-term and long-term investments are reported at fair market value with the related unrealized holding gains and losses reported as a component of stockholders' equity. Unrealized holding losses on the portfolio of approximately $1,665,000 were recorded as of March 31, 1999 and $17,000 of unrealized holding losses were recorded as of March 31, 1998. There were realized gains of approximately $6,000 on the sale of securities during each of Fiscal 1999 and Fiscal 1998, and no realized gains or losses on sales of securities during Fiscal 1997. Long-term investments are included in Other Assets in the Consolidated Balance Sheets.

The following is a summary of short-term and long-term investments as of March 31:

                                                                    1999
                                                 ------------------------------------------
                                                                   MARKET
                                                                  VALUE AT      UNREALIZED
                                                   COST AT     BALANCE SHEET      HOLDING
                                                  EACH ISSUE        DATE        GAIN (LOSS)
                                                 ------------------------------------------
                                                               (in thousands)
CORPORATE NOTES                                     $  5,753       $  5,745       $     (8)
INVESTMENT IN
   GRANGER ASSOCIATES, LTD.                         $  3,399       $  1,742       $ (1,657)
                                                 ------------------------------------------
TOTAL                                               $  9,152       $  7,487       $ (1,665)
                                                 ------------------------------------------
                                                 ------------------------------------------

                                                                 1998
                                                 ------------------------------------------
                                                                  Market
                                                                 Value at       Unrealized
                                                   Cost at     Balance Sheet      Holding
                                                  Each Issue       Date         Gain (Loss)
                                                 ------------------------------------------
                                                              (in thousands)
Corporate notes                                    $  13,737      $  13,720      $     (17)
Municipal notes                                          500            500              0
U.S. government agency
   securities                                         19,320         19,320              0
Auction rate preferred notes                           1,000          1,000              0
                                                 ------------------------------------------
Total short-term investments                       $  34,557      $  34,540      $     (17)
                                                 ------------------------------------------
                                                 ------------------------------------------
Investment in Granger
   Associates, Ltd.                                    4,000          4,000              -
                                                 ------------------------------------------
                                                   $  34,557      $  34,540      $     (17)
                                                 ------------------------------------------
                                                 ------------------------------------------

TWENTY TWO

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURES. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:

                                                             years ended march 31,
                                                     -------------------------------------
                                                        1999           1998           1997
                                                     -------------------------------------
                                                                 (in thousands)
Interest                                             $   762        $   856        $ 1,688
Income taxes                                         $ 2,003        $ 8,885        $ 1,754

The following non-cash transactions occurred during the fiscal years ended:

                                                                  march 31,
                                                     -------------------------------------
                                                       1999           1998           1997
                                                     -------------------------------------
                                                                (in thousands)
Notes payable to stockholders
   converted into redeemable
   preferred stock                                    $    -       $  1,500       $  6,984
Estimated fair value of
   warrant issued in
   connection with
   notes payable                                      $    -       $     67       $      -
Capital lease obligations
   incurred to acquire
   equipment                                          $    -       $  1,922       $    633
Conversion of redeemable
   preferred stock into
   common stock                                       $    -       $ 47,769       $      -



INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. Inventories consisted of:

                                                           march 31,
                                                  --------------------------
                                                     1999            1998
                                                  --------------------------
                                                        (in thousands)
Raw materials                                      $  25,616        $ 25,183
Work-in-process                                        9,537          19,104
Finished goods                                        15,457          28,742
                                                  ---------------------------
                                                   $  50,610        $ 73,029
                                                  ---------------------------
                                                  ---------------------------

Inventories contained components and assemblies in excess of the Company's current estimated requirements and were, therefore, reserved at March 31, 1999 and 1998. The Company charged $20.3 million in Fiscal 1999 and $12.9 million in Fiscal 1998 to cost of sales due to ongoing inventory valuation analysis for excess and obsolete inventories as a result of product transitions.

PROPERTY AND EQUIPMENT. Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term. Included in property and equipment are assets held under capital leases with a cost of $2,517,000 for Fiscal 1999 and $5,913,000 for Fiscal 1998. Accumulated amortization on leased assets was $974,000 as of March 31, 1999 and $2,463,000 as of March 31, 1998.

OTHER ASSETS. Other assets include goodwill and other intangible assets that are being amortized on a straight line basis over their useful lives, ranging from five to ten years, as well as minority investments accounted for using the cost method of accounting. Goodwill is the excess of the purchase price over the fair value of net assets acquired. Goodwill, gross of accumulated amortization, amounted to $2,778,000 as of March 31, 1999 and $12,574,000 as of March 31, 1998. Accumulated amortization of goodwill amounted to $959,000 at March 31, 1999 and $1,215,000 at March 31, 1998. The Company continually reviews goodwill and other intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected future operating cash flows are lower than the carrying value. In accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," goodwill of $9.7 million, net of accumulated amortization related to the purchase of Granger, Inc., was written off in the third quarter of Fiscal 1999. This write-off is included in Merger and Restructuring expenses in the Consolidated Statements of Operations. In March 1999, the assets of Granger, Inc. were sold.

                                                                   TWENTY THREE

ACCRUED LIABILITIES. Accrued liabilities included the following:

                                                           march 31,
                                                   ------------------------
                                                      1999           1998
                                                   ------------------------
                                                        (in thousands)
Customer deposits                                   $  3,170       $  3,387
Accrued payroll and benefits                           2,628          5,361
Accrued commissions                                    4,986          6,162
Accrued warranty                                       3,033          3,247
Accrued restructuring                                  3,998          4,520
Accrued inventory purchase order
   cancellation and valuation costs                   15,482              -
Accrued professional fees                                829          1,309
Other                                                  6,486          3,224
                                                   ------------------------
                                                    $ 40,612       $ 27,210
                                                   ------------------------
                                                   ------------------------

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

Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying Consolidated Statements of Operations. The net foreign exchange loss was $799,000 in Fiscal 1999, a gain of $1,070,000 in Fiscal 1998, and a loss of $10,000 in Fiscal 1997.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS. The Company hedges certain portions of its exposure to foreign currency fluctuations through the use of forward foreign exchange contracts. The Company enters into forward foreign exchange contracts for purposes other than trading, but the Company does not engage in foreign currency speculation. Forward foreign exchange contracts represent agreements to buy or sell a specified amount of foreign currency at a specified price in the future. These contracts generally have maturities that do not exceed one month. At March 31, 1999, the Company had forward foreign exchange contracts to exchange various foreign currencies for U.S. dollars in the aggregate amount of $25.1 million, primarily in New Zealand dollars, British pounds, and European Currency Units. Gains and losses associated with currency rate changes on forward foreign exchange contracts are recorded in income if they offset corresponding gains and losses on the foreign currency-denominated assets, liabilities, and shipment of product hedged, or deferred if the foreign currency order has not shipped. Therefore, the carrying value of forward foreign exchange contracts approximates their fair value. The Company believes that the credit risk with respect to its forward foreign exchange contracts is minimal because the Company enters into contracts with major financial institutions. Market risk with respect to forward foreign exchange contracts is offset by the corresponding exposure related to the underlying assets, liabilities, and shipments of product.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments to financial institutions evaluated as highly creditworthy. Trade receivables concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations potentially subject the Company to concentration of credit risk. The Company actively markets and sells products in North America, Europe, China, the Asia/Pacific region, Africa, and South America. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral, although certain sales to China, the Asia/Pacific region, Europe, South America, and Africa are paid through letters of credit.

REVENUE RECOGNITION. Revenue from product sales is recognized upon shipment, except when product sales are combined with significant post-shipment installation services provided over an extended period of time. Under this exception, revenue is deferred until such services have been performed. Revenue from product

TWENTY FOUR
sales is net of third-party commissions, freight, and duty charges. Service revenue, which is less than 10% of net sales for each of the three fiscal years presented, is recognized when the related services are performed.

PRODUCT WARRANTY. The Company provides, at the time of sale, for the estimated cost to repair or replace products under warranty, which is generally for a two-year period.

RESEARCH AND DEVELOPMENT. All research and development costs are expensed as incurred.

NET INCOME (LOSS) PER SHARE. Stockholders approved a two-for-one stock split paid in the form of a stock dividend in November 1997. Accordingly, all share and earnings per share data for all periods presented have been adjusted to reflect the stock split.

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares and potentially dilutive securities outstanding during the period. Net loss per share is computed using only the weighted average number of common shares outstanding during the period, as the inclusion of potentially dilutive securities would be anti-dilutive.

As of March 31, 1999, there were 4,344,000 weighted-average options outstanding and 1,983,000 warrants to purchase shares of Common Stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in Fiscal 1999. Additionally, there were 1,998,000 weighted-average options outstanding as of March 31, 1998, to purchase shares of Common Stock that were not included in the computation of diluted earnings per share, as the options' exercise prices were greater than the average market price of the shares of Common Stock. At March 31, 1997, there were 1,504,000 weighted-average options outstanding to purchase shares of Common Stock that were not included in the computation of diluted earnings per share, as the options' exercise prices were greater than the average market price of the shares of Common Stock. Also excluded from the computation of diluted earnings per share were warrants to acquire 2,259,000 shares of Common Stock in Fiscal 1998 and 3,074,000 shares of Common Stock in Fiscal 1997 as the warrants' exercise prices were greater than the average market price of the shares of Common Stock.

STOCK COMPENSATION. The Company adopted the disclosure provisions of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. In accordance with the provisions of SFAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Note 6 of the Notes to Consolidated Financial Statements contains a summary of the pro forma effects on reported net income and earnings per share for Fiscal 1999, 1998, and 1997, based on the fair market value of the options granted at the grant date as prescribed by SFAS 123.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the FASB issued Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. SFAS No. 133 is effective for companies with fiscal years beginning after June 15, 2000. SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company believes that the adoption of this new pronouncement will not have a material effect on the Company's financial statements.

NOTE 3. CREDIT ARRANGEMENTS

At March 31, 1999, the Company had an asset-based borrowing facility agreement with a U.S. lender for borrowings up to $40.0 million. The working capital line of credit, which includes a $5.0 million term loan, is secured by certain receivables, inventory, and fixed assets of the Company. This credit facility provides borrowings at prime plus 1.5% per annum. There is a minimum monthly interest requirement of $20,000. As of March 31, 1999, approximately $21.0 million was available for borrowing under this agreement, of which $2.6 million was outstanding. Repayment of the $2.6 million outstanding amount is payable monthly over four years. The credit facility does not require the maintenance of financial covenants; however, there were certain non-financial covenants with which the Company was in compliance as of March 31, 1999.

                                                                   TWENTY FIVE

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under noncancelable operating and capital leases that expire at various periods through 2018. At March 31, 1999, future minimum payment obligations under these leases were as follows:

                                                     years ending march 31,
                                                     ----------------------
                                                     Capital      Operating
                                                     ----------------------
                                                         (in thousands)
2000                                                  $  947       $  4,224
2001                                                     356          3,906
2002                                                                  2,579
2003                                                       -            563
2004                                                       -            383
2005 and beyond                                            -          4,503
                                                     ----------------------
Future minimum lease
   payments                                            1,303       $ 16,158
                                                                   --------
                                                                   --------
Less amount representing
   interest (averaging 15%)                             (101)
                                                     --------
Present value of future
   minimum lease payments                              1,202
Less current maturities                                 (862)
                                                     --------
Long-term lease obligations                           $  340
                                                     --------
                                                     --------

Rent expense under operating leases was approximately $5,255,000 for the year ended March 31, 1999, $6,083,000 for the year ended March 31, 1998, and $3,869,000 for the year ended March 31, 1997.

LEGAL CONTINGENCIES. The Company is a party to various legal proceedings that arise in the normal course of business. In the opinion of management, the ultimate disposition of these proceedings will not have a material adverse effect on the consolidated financial position, liquidity, or results of operations of the Company.

CONTINGENCIES IN MANUFACTURING AND SUPPLIERS. The Company's manufacturing operations are highly dependent upon the timely delivery of materials and components by outside suppliers. In addition, the Company depends in part upon subcontractors to assemble major components and subsystems used in its products in a timely and satisfactory manner. The Company does not generally enter into long-term or volume-purchase agreements with any of its suppliers, and no assurance can be given that such materials, components, and subsystems will be available in the quantities required by the Company, if at all. The inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products in a timely manner. There can be no assurance that the Company will not experience component delays or other supply problems in the future.

NOTE 5. INCOME TAXES

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

The domestic and foreign components of income (loss) before provision for income taxes were as follows:

                                                            years ended march 31,
                                                   ---------------------------------------
                                                      1999           1998            1997
                                                   ---------------------------------------
                                                                (in thousands)
Domestic                                           $ (91,230)      $ 19,861        $ 4,633
Foreign                                               (4,892)         2,814          4,463
                                                   ---------------------------------------
                                                   $ (96,122)      $ 22,675        $ 9,096
                                                   ---------------------------------------
                                                   ---------------------------------------

The provision for income taxes consisted of the following:

                                                            years ended march 31,
                                                   ---------------------------------------
                                                       1999           1998            1997
                                                   ---------------------------------------
                                                                (in thousands)
Current:
   Federal                                            $    -        $ 6,770        $ 1,118
   State                                                   -            365             44
   Foreign                                               321          3,047          1,473
                                                   ---------------------------------------
      Total current                                      321         10,182          2,635
   Deferred                                              286         (6,325)             -
                                                   ---------------------------------------
                                                      $  607        $ 3,857        $ 2,635
                                                   ---------------------------------------
                                                   ---------------------------------------

TWENTY SIX

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

                                                              years ended march 31,
                                                   ---------------------------------------
                                                      1999           1998            1997
                                                   ---------------------------------------
                                                                (in thousands)
Expected tax provision                             $ (32,681)       $ 7,709        $ 3,093
State taxes net of
   Federal benefit                                    (2,403)           565            367
Change in valuation
   allowance                                          32,385         (4,474)          (423)
Non-deductible
   acquisition costs                                     443          2,333              -
Non-deductible goodwill                                3,863            371              -
FSC commission                                             -         (1,657)          (581)
Other                                                 (1,000)          (990)           179
                                                   ---------------------------------------
                                                   $     607        $ 3,857        $ 2,635
                                                   ---------------------------------------
                                                   ---------------------------------------

The major components of the net deferred tax asset consisted of the following:

                                                            march 31,
                                                   -------------------------
                                                       1999          1998
                                                   -------------------------
                                                         (in thousands)
Inventory reserves                                  $ 17,454       $  9,646
Restructuring reserves                                 9,495              -
Warranty reserves                                      1,055          1,154
Bad debt reserves                                      1,067          1,408
Accrued commissions                                      806          1,163
Net operating loss carry-forwards                     13,051         13,713
Tax credits                                            7,887            901
Other                                                  9,074          3,195
                                                   -------------------------
                                                      59,889         31,180
Less: Valuation reserve --
   Operations                                        (56,880)       (24,495)
                                                   -------------------------
Net deferred tax asset                              $  3,009       $  6,685
                                                   -------------------------
                                                   -------------------------

The realizability of the $3.0 million deferred tax asset at March 31, 1999 is dependent on future profitability. If the Company does not generate net income in future periods, the $3.0 million would be written off. The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized by the Company. In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," the Company believes it is more likely than not that the Company will not fully realize these benefits and, accordingly, has continued to provide a valuation allowance for them. At March 31, 1999, the Company had U.S. Federal net operating loss carry-forwards of $36,341,000 and state net operating loss carry-forwards of $5,800,000 available to offset future taxable income, if any. The net operating loss carry-forwards expire in various years through 2012. In addition, foreign net operating loss carry-forwards at March 31, 1999, total $878,000. Tax credits include approximately $3,613,000 of Federal minimum tax credits that carry forward indefinitely. The remaining tax credits of $4,274,000 are Federal and state credits that expire in various years through 2019. The Internal Revenue Code contains provisions that may limit the net operating loss carry-forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

NOTE 6. COMMON STOCK

The Company's stockholders approved a two-for-one stock split paid in the form of a stock dividend in November 1997. All share and per share data have been adjusted to give effect to this stock split. In March 1998, the stockholders approved an increase in the total number of authorized shares of Common Stock from 60,000,000 shares to 95,000,000 shares.

STOCK OPTION PLANS. The Company's 1984 Stock Option Plan (the "1984 Plan") provides for the grant of both incentive and nonqualified stock options to key employees and certain independent contractors of the Company. At March 31, 1999, options to purchase 264,040 shares of Common Stock were outstanding under the 1984 Plan, of which 226,140 shares were exercisable at an average exercise price of $6.88 per share. Upon the adoption of the Company's 1994 Stock Incentive Plan ("the 1994 Plan"), the Company terminated future grants under the 1984 Plan.

In July 1994, the stockholders approved 2,366,660 shares of Common Stock to be reserved for issuance under the 1994 Plan over a ten-year term. In August 1996, the stockholders approved the reservation for issuance of 2,000,000 additional shares of Common Stock under the 1994 Plan. In March 1998, the stockholders approved the reservation for issuance of 2,500,000 additional shares of Common Stock under the 1994 Plan. The terms of the 1994 Plan also provide for an automatic increase on the first trading day of each calendar year for five years after the

                                                                   TWENTY SEVEN
adoption of the 1994 Plan, beginning January 1995, of an amount equal to one percent (1%) of the number of shares of Common Stock outstanding, but in no event is such annual increase to exceed 300,000 shares. The total number of shares of Common Stock reserved for issuance under the 1994 Plan is 7,766,660. At March 31, 1999, options to purchase 5,519,136 shares were outstanding, of which 1,940,261 were exercisable at an average exercise price of $8.62 per share. At March 31, 1999, the number of shares available for future grant was 1,116,412.

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

In April 1996, the Company adopted the 1996 Non-Officer Employee Stock Option Plan (the "1996 Plan"). The 1996 Plan authorizes 1,000,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue in the service of the Company. The 1996 Plan will terminate on the date on which all shares available have been issued. At March 31, 1999, 799,210 shares were outstanding, of which 217,898 were exercisable, at an average exercise price of $7.05 per share, and 80,610 shares were available for future grants.

In November 1997, the Company adopted the 1998 Non-Officer Employee Stock Option Plan (the "1998 Plan"), which became effective on January 2, 1998. The 1998 Plan authorizes 500,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue in the service of the Company. The 1998 Plan will terminate on the date on which all shares available have been issued. At March 31, 1999, there were 492,450 options outstanding, none of which were exercisable, and 7,550 were available for future grants.

In connection with the Company's merger with MAS Technology (see Note 8), the Company assumed the MAS Technology 1997 Stock Option Plan (the "1997 MAS Plan") under the same terms and conditions as were applicable under the 1997 MAS Plan prior to the merger. Each outstanding option to purchase MAS ordinary shares, whether vested or unvested, was assumed and converted into an option to receive 1.20 shares of the Company's Common Stock. The 1997 MAS Plan provided for the grant of stock options to employees and certain independent contractors of MAS. Options granted under the 1997 MAS Plan vest from one to three years from the date of grant. Additionally, options granted under the 1997 MAS Plan automatically vest upon the involuntary termination of the employment of an option holder within 18 months of the change in ownership of the Company. At March 31, 1999, options to purchase 314,040 shares of Common Stock were outstanding under the 1997 MAS Plan, of which 60,992 were exercisable at an average exercise price of $15.31 per share. The 1997 MAS Plan has been terminated as to future grants.

In connection with the Company's merger with Innova Corporation (see Note 8), the Company assumed the 1990 Innova Stock Option Plan and the 1997 Director Stock Option Plan (the "Innova Plans") under the same terms and conditions as were applicable under the Innova Plans prior to the merger, except for the immediate vesting of all outstanding stock options under these plans upon consummation of the merger. Each outstanding option to purchase Innova common shares was assumed and converted into an option to receive 1.05 shares of the Company's Common Stock. The Innova Plans provided for the grant of stock options to employees, directors, and certain vendors of Innova. At March 31, 1999, options to purchase 1,429,810 shares of Common Stock were outstanding under the 1990 Innova Stock Option Plan and 52,500 shares of Common Stock were outstanding under the 1997 Innova Director Stock Option Plan, of which all stock options under both plans were exercisable at an average exercise price of $2.71 per share. The Innova Plans have been terminated as to future grants.

At March 31, 1999, the Company had reserved 10,075,758 shares for future issuance under all stock options plans for which there were options outstanding or available for grant as of March 31, 1999.

TWENTY EIGHT

The following table summarizes the Company's stock option activity under all of its stock option plans:


                                                                          fiscal years ended march 31,
                                               ------------------------------------------------------------------------------------
                                                         1999                           1998                          1997
                                               -------------------------      -------------------------     -----------------------
                                                           WEIGHTED AVG                    Weighted Avg             Weighted Avg
                                                SHARES    EXERCISE PRICE       Shares     Exercise Price     Shares  Exercise Price
                                               ------------------------------------------------------------------------------------
(shares in thousands)
Options outstanding at beginning of year         7,055         $ 8.86          5,633         $ 6.12          4,455      $ 4.94
   Granted                                       3,768           6.69          3,778          10.56          2,503        7.49
   Exercised                                      (441)          2.99         (1,424)          5.63           (931)       4.32
   Expired or canceled                          (1,511)         12.64           (932)          4.77           (394)       5.32
                                               ------------------------------------------------------------------------------------
Options outstanding at end of year               8,871         $ 7.51          7,055         $ 8.86          5,633      $ 6.12
                                               ------------------------------------------------------------------------------------
Exercisable at end of year                       3,928                         1,882                         1,383
   Weighted average fair value of
     options granted                            $ 2.86                        $ 5.62                        $ 4.51
                                               ------------------------------------------------------------------------------------
                                               ------------------------------------------------------------------------------------

The following summarizes the stock options outstanding at March 31, 1999:

                                                            OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                               ------------------------------------------- ---------------------------
                                                 NUMBER      WEIGHTED AVG                     NUMBER
                                               OUTSTANDING    REMAINING     WEIGHTED AVG    EXERCISABLE   WEIGHTED AVG
ACTUAL RANGE OF EXERCISE PRICES                 3/31/99    CONTRACTUAL LIFE EXERCISE PRICE   3/31/99    EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------------
(shares in thousands)
$  0.23 -  4.13                                  2,790           8.61         $ 2.60          1,534         $ 2.22
$  4.19 -  7.25                                  2,803           8.24           6.19          1,290           6.05
$  7.31 - 13.19                                  2,197           7.67          10.16            855          10.46
$ 13.25 - 23.31                                  1,081           8.61          15.82            249          17.31
----------------------------------------------------------------------------------------------------------------------
$  0.23 - 23.31                                  8,871           8.26         $ 7.22          3,928         $ 6.23


In accordance with the disclosure requirements of SFAS No.123, if the Company had elected to recognize compensation cost based on the fair market value of the options granted at grant date as prescribed, income and earnings per share would have been reduced to the pro forma amounts indicated in the table below. The pro forma effect on net income for Fiscal 1999 and 1998 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to Fiscal 1996.

                                                      1999            1998           1997
                                                  ----------------------------------------
                                                  (in thousands, except per share amounts)
Net income (loss) -- as reported                  $  (96,729)      $ 18,818        $ 6,461
Net income (loss) -- pro forma                    $ (107,515)      $  9,746        $ 2,598
Basic net income (loss) per share -- as reported  $    (1.57)      $   0.37        $  0.16
Basic net income (loss) per share -- pro forma    $    (1.75)      $   0.19        $  0.07
Diluted net income (loss) per share
 -- as reported                                   $    (1.57)      $   0.35        $  0.13
Diluted net income (loss) per share -- pro forma  $    (1.75)      $   0.18        $  0.05

                                                                    TWENTY NINE

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                        1999           1998           1997
                                                ------------------------------------------
Expected dividend yield                                 0.0%           0.0%           0.0%
Expected stock volatility                              78.6%          74.7%          74.3%
Risk-free interest rate                          4.8% - 5.6%    5.5% - 6.4%    5.3% - 7.1%
Expected life of options from vest date            0.9 YEARS      0.8 years      0.7 years
Forfeiture rate                                       ACTUAL         actual         actual
------------------------------------------------------------------------------------------

WARRANTS. In connection with the Innova merger, the Company assumed the outstanding warrants of Innova to purchase common stock of Innova. The Innova warrants were issued in conjunction with various financing rounds. No separate values were assigned to the warrants as the values were not significant at the date of issuance, other than warrants for 21,500 shares of Innova common stock with an exercise price of $6.96 per share issued in connection with debt financing in April 1997. There were 1,889,000 warrants outstanding at March 31, 1999, 2,152,000 outstanding at March 31, 1998, and 2,928,000 at March 31, 1997. The warrants expire May 31, 1999, through April 30, 2002. Upon exercise of these warrants, each warrant is converted to 1.05 shares of the Company's Common Stock.

EMPLOYEE STOCK PURCHASE PLANS. In August 1996, the Company adopted an Employee Stock Purchase Plan (the "1996 Purchase Plan") and reserved 600,000 shares of Common Stock for issuance under the 1996 Purchase Plan. Employees, subject to certain restrictions, were able to purchase Common Stock under the 1996 Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1996 Purchase Plan. The Company sold 372,345 shares in Fiscal 1999, and 166,597 shares in Fiscal 1998 under the Purchase Plan. At March 31, 1999, no shares remained available for future issuance under the 1996 Purchase Plan. Accordingly, in June 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan") and reserved 900,000 shares of Common Stock for issuance under the 1999 Purchase Plan subject to shareholder approval. Employees, subject to certain restrictions, may purchase Common Stock under the 1999 Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1999 Purchase Plan.

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

The Rights become exercisable if a person acquires 15% or more of the Company's Common Stock or announces a tender offer that would result in such person owning 15% or more of the Company's Common Stock, other than a person who has reported or is required to report beneficial ownership of the Company's Common Stock on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to whom the threshold is 20%. If the Rights become exercisable, the holder of each Right (other than the person whose acquisition triggered the exercisability of the Rights) will be entitled to purchase, at the Right's then-current exercise price, a number of shares of the Company's Common Stock having a market value of twice the exercise price. In addition, if the Company were to be acquired in a merger or

THIRTY
business combination after the Rights became exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, stock of the acquiring company having a market value of twice the exercise price. The Rights, as adjusted to give effect to a stock dividend, which effected a two-for-one stock split in November 1997, are redeemable by the Company at a price of $0.005 per Right at any time within ten days after a person has acquired 15% (or 20% in the case of a Schedule G filer) or more of the Company's Common Stock.

NOTE 7. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," as of March 31, 1999. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about products, geographic information, and major customers. Operating segment information for Fiscal 1998 and 1997 is also presented in accordance with SFAS No. 131. See Note 1 for a brief description of the Company's business.

The Company is organized into two operating segments: Products and Services. The Chief Executive Officer ("CEO") has been identified as the Chief Operating Decision-Maker as defined by SFAS 131. Resources are allocated to each of these groups using information on their revenues and operating profits before interest and taxes.

The Products operating segment includes the SPECTRUM II, XP4, DART, Altium, and DXR digital microwave systems for digital transmission markets, and designs, develops, and manufactures these products in Seattle, Washington; San Jose, California; and, Wellington, New Zealand. The Services operating segment includes, but is not limited to, installation, repair, network design, path surveys, integration, and other services.

The Company does not identify or allocate assets or depreciation by operating segment, nor does the CEO evaluate these groups on these criteria. Operating segments generally do not sell products to each other, and accordingly, there are no significant inter-segment revenues to be reported. The Company does not allocate interest and taxes to operating segments. The accounting policies for segment reporting are the same as for the Company as a whole.

                                                        1999           1998           1997
                                                   ---------------------------------------
                                                                  (in thousands)
PRODUCTS
Revenues                                           $ 215,545      $ 320,688      $ 201,272
Operating profit (loss)                              (94,186)        16,572          8,390

SERVICES
Revenues                                              20,954         24,428         12,169
Operating profit (loss)                               (1,961)         3,159          1,762

TOTAL
Revenues                                           $ 236,499      $ 345,116      $ 213,441
Operating profit (loss)                              (96,147)        19,731         10,152

One customer (Siemens AG) accounted for 12% of net sales for Fiscal 1997. No other customers accounted for more than 10% of net sales during Fiscal 1999, 1998, or 1997.

Revenues from unaffiliated customers by product for Fiscal 1999, 1998, and 1997 are as follows:


                                                      1999           1998            1997
                                                  ----------------------------------------
                                                                (in thousands)
SPECTRUM II                                        $ 111,823      $ 175,326       $ 73,528
XP4                                                   32,247         36,100          2,104
DXR                                                   32,513         30,589         24,971
Altium                                                 5,259              -              -
Quantum                                                7,227         23,936         29,467
M-Series                                               3,581         13,596         31,485
Other Products                                        22,895         41,141         39,717
                                                  ----------------------------------------
Total Products                                     $ 215,545      $ 320,688       $201,272
Total Services                                     $  20,954      $  24,428       $ 12,169
                                                  ----------------------------------------
Total Revenue                                      $ 236,499      $ 345,116       $213,441
                                                  ----------------------------------------
                                                  ----------------------------------------

                                                                     THIRTY ONE

Revenues from unaffiliated customers by geographic region for Fiscal 1999, 1998, and 1997 are as follows:

                                                      1999           1998           1997
                                                  ----------------------------------------
                                                                (in thousands)
Europe                                              $ 83,242      $ 146,812       $ 81,068
Africa                                                19,036         16,283         12,300
North America                                         31,757         31,239         26,922
South America                                         52,207         54,707         26,576
Asia/Pacific                                          50,257         96,075         66,575
                                                  ----------------------------------------
Total revenues                                      $236,499       $345,116       $213,441
                                                  ----------------------------------------
                                                  ----------------------------------------

Long-lived assets consisted primarily of property, plant, and equipment during Fiscal 1999 and 1998. Net property, plant, and equipment by country was as follows:


                                                       1999           1998
                                                    ------------------------
                                                         (in thousands)
United States                                       $ 28,043       $ 32,122
United Kingdom                                        11,621          8,946
Other foreign countries                                3,361          2,594
                                                    ------------------------
Total property, plant, and
   equipment, net                                   $ 43,025       $ 43,662
                                                    ------------------------
                                                    ------------------------

NOTE 8. MERGERS AND ACQUISITIONS

In May 1997, the Company acquired all of the outstanding shares of Granger, Inc., a U.S. manufacturer of wireless products and provider of installation services. The purchase price of Granger, Inc., including the assumption of debt and the purchase of certain product rights, totaled $14.7 million. A portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of the tangible assets acquired was $5.8 million and liabilities assumed was $1.9 million. The purchase price in excess of the net assets acquired of $10.8 million was recorded as goodwill on the balance sheet. (See Note 2 above). The acquisition was accounted for using the purchase method of accounting. Accordingly, the accompanying financial statements include the results of Granger, Inc. since the date of acquisition. No pro forma financial statements for the periods presented have been provided due to the amounts being immaterial.

In addition, concurrent with the acquisition of Granger, Inc., the Company made a minority investment in Granger Associates, Ltd., a privately held company based in the United Kingdom, for $4.0 million. This minority investment has been accounted for using the cost method of accounting. In Fiscal 1999, the Company sold approximately 10% of this investment for $470,000.

In March 1998, stockholders approved the issuance of Common Stock of the Company pursuant to an agreement to merge with MAS Technology Limited ("MAS Technology"), a New Zealand company, which designs, manufactures, markets, and supports digital microwave radio links for the worldwide telecommunications market. Under the terms of the agreement, the Company exchanged 1.2 shares of its Common Stock for each outstanding share of MAS Technology stock and stock options. The Company issued approximately 8.2 million shares to MAS Technology share and option holders. The combination was qualified as a tax-free reorganization accounted for as a pooling-of-interests transaction. Accordingly, the historical financial statements of the Company have been restated to reflect the results of MAS Technology for all periods presented.

THIRTY TWO

The following table shows the reconciliation of the historical results of the Company to the results presented in the accompanying Statements of Operations for Fiscal 1997 and the nine months ended December 31, 1997.


                                                     year ended       nine months ended
                                                    march 31, 1997    december 31, 1997
                                                    -----------------------------------
REVENUE:            Digital Microwave                  $ 178,344          $ 195,790
                    MAS Technology                        35,300             38,846
                    Intercompany sales                    (2,307)            (6,020)
                                                    -----------------------------------
                    Total                              $ 211,337          $ 228,616
                                                    -----------------------------------
                                                    -----------------------------------
Net INCOME:         Digital Microwave                  $  11,707          $  22,067
                    MAS Technology                         2,165              3,770
                    Intercompany profit eliminations         (82)               (14)
                                                    -----------------------------------
                    Total                              $  13,790          $  25,823
                                                    -----------------------------------
                                                    -----------------------------------

In October 1998, stockholders approved the issuance of Common Stock of the Company pursuant to an agreement to merge with Innova Corporation ("Innova"), a Washington corporation, which designs, manufactures, markets, and supports digital microwave radio links for the worldwide telecommunications market. Under the terms of the agreement, the Company exchanged 1.05 shares of its Common Stock for each outstanding share of Innova stock, stock options, and warrants. The Company issued approximately 14.7 million shares to Innova shareholders upon consummation of the merger. The combination qualified as a tax-free reorganization accounted for as a pooling-of-interests transaction. Accordingly, the historical financial statements of the Company have been restated to reflect the results of Innova for all periods presented.

The following table shows the reconciliation of the historical results of the Company to the results presented in the accompanying Statements of Operations for Fiscal 1998 and Fiscal 1997 and the six months ended September 30, 1996.


                                                     years ended march 31     six months ended
                                                     1998             1997   september 31, 1996
                                                   ------------------------  ------------------
REVENUE:            Digital Microwave              $ 310,490      $ 211,337      $ 102,614
                    Innova                            36,100          2,104         15,881
                    Intercompany sales                (1,474)             -              -
                                                   ------------------------  ------------------
                    Total                          $ 345,116      $ 213,441      $ 118,495
                                                   ------------------------  ------------------
                                                   ------------------------  ------------------
NET INCOME:         Digital Microwave              $  19,878      $  13,790      $ (21,047)
                    Innova                            (1,060)        (7,329)        (5,548)
                    Intercompany profit eliminations       -              -              -
                                                   ------------------------  ------------------
                    Total                          $  18,818      $   6,461      $  26,595
                                                   ------------------------  ------------------
                                                   ------------------------  ------------------

                                                                   THIRTY THREE

Merger and restructuring expenses of $8.8 million for Fiscal 1998 included payments of $4.3 million for investment banker, legal, and accounting fees; asset valuation reserves for inventory, receivables, and warranty totaling $1.3 million; as well as various other costs of $3.2 million, which included office closures and contract terminations. As of March 31, 1999, there was no remaining restructuring reserve related to the Fiscal 1998 merger and restructuring.

Merger and restructuring charges of $29.9 million were recorded in Fiscal 1999. These charges consisted of $2.7 million for investment banker, legal, and accounting fees related to the Innova merger consummated in October 1998, $4.2 million for severance costs, $4.1 million for facility termination costs, a write-off of $5.8 million related to the discontinuance of several projects related to the implementation of software purchased for internal use, and a write-off of goodwill and certain assets related to the Company's subsidiary, Granger, Inc., totaling $13.1 million. The assets of Granger, Inc. were sold in March 1999. Approximately $12.2 million of the $29.9 million in merger and restructuring charges will be a cash outflow, of which $8.2 million has been paid as of March 31, 1999. The remaining amounts are expected to be paid during Fiscal 2000, and consist of $0.9 million for severance, $2.3 million for facility termination costs, and $0.8 million for purchased commitments of software.

THIRTY FOUR

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------

To Digital Microwave Corporation:

We have audited the accompanying consolidated balance sheets of Digital Microwave Corporation (a Delaware corporation) and subsidiaries as of March 31, 1999 and 1998, and the related Consolidated Statements of Operations, Stockholders' Equity, and Cash Flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Microwave Corporation and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

/s/Arthur Andersen LLP
------------------------
Arthur Andersen LLP

San Jose, California

April 21, 1999

                                                                    THIRTY FIVE

STOCK INFORMATION

The Company's Common Stock is traded on the Nasdaq National Market under the symbol DMIC. The following table sets forth the high and low closing sales prices of the Company's Common Stock as reported by Nasdaq for the periods indicated. The prior-year per-share amounts have been restated to give effect retroactively to a stock dividend, which effected a two-for-one stock split in November 1997.


                                  fiscal year ended march 31,
                    ------------------------------------------------------
                              1999                           1998
                    ------------------------------------------------------
                       HIGH             LOW           high           low
                    ------------------------------------------------------
1st Quarter         $ 14.50           $ 7.00        $ 16.00         $ 9.63
2nd Quarter            7.63             2.88          22.63          13.63
3rd Quarter            6.84             2.38          25.50          12.63
4th Quarter           10.50             6.50          21.63          12.44

The Company has not paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future in order to retain earnings for use in its business. At March 31, 1999, there were approximately 356 stockholders of record.

CORPORATE DIRECTORY

OFFICERS

Charles D. Kissner
Chairman of the Board and
Chief Executive Officer

Jean-Francois Grenon
President
Narrowband Division

Sam Smookler
President
Broadband, Long Haul,
and Services Group

Frank Carretta, Jr.
Senior Vice President
Worldwide Sales

Carl A. Thomsen
Senior Vice President, Chief Financial
Officer, and Secretary

John C. Brandt
Vice President and Corporate Controller

Carol A. Goudey
Corporate Treasurer and
Assistant Secretary

Paul A. Kennard
Vice President, Corporate Marketing
and Chief Technical Officer

John P. O'Neil
Vice President, Personnel

DIRECTORS

Richard C. Alberding
Executive Vice President (Retired)
Hewlett-Packard Company

Paul S. Bachow
President of the Corporate General Partners
Bachow Investment Partners III, L.P.
Paul S. Bachow Co-Investment Fund, L.P.

John W. Combs
President, Southwest Area
Nextel Communications, Inc.

Clifford H. Higgerson
General Partner
Communications Ventures
and General Partner
Vanguard Venture Partners

Charles D. Kissner
Chairman of the Board and
Chief Executive Officer

Dr. James D. Meindl, Ph.D.
Director of Microelectronics
Research Center
Chaired Professor of Microelectronics
Georgia Institute of Technology

V. Frank Mendicino
General Partner
Woodside Fund

Billy B. Oliver
A Private Communications
Consultant

Howard Oringer
Managing Director
Communications Capital Group

THIRTY SIX

INDEPENDENT PUBLIC ACCOUNTS

Arthur Andersen LLP
San Jose, California

GENERAL LEGAL COUNSEL

Morrison & Foerster LLP
San Francisco, California

REGISTRAR AND TRANSFER AGENT

ChaseMellon
Shareholder Services LLC
San Francisco, California

PRINCIPAL SUBSIDIARIES

DMC Telecom UK, Ltd.
Lanarkshire, Scotland

DMC Telecom Canada, Inc.
Etobicoke, Ontario, Canada

DMC do Brazil Ltda.
Campinas, Brazil

DMC de Mexico, S.A. de C.V.
Mexico D.F., Mexico

Digital Microwave India
Private Limited
New Delhi, India

DMC Telecom Philippines, Inc.
Metro Manila, Philippines

Digital Microwave Corporation
Limited
Wellington, New Zealand

Digital Microwave (Proprietary)
Limited
South Pretoria, Republic of South Africa

Digital Microwave Asia Pacific (S)
Pte. Ltd.
Singapore

Digital Microwave NW, Inc.
Seattle, Washington, USA

CORPORATE HEADQUARTERS

Digital Microwave Corporation
170 Rose Orchard Way
San Jose, CA 95134
United States of America

SALES AND SERVICE OFFICES

NORTH AMERICA:
San Jose, California
Lawrenceville, Georgia
Itasca, Illinois
Plantation, Florida
Seattle, Washington
Etobicoke, Ontario, Canada

EUROPE:
Coventry, England
Lanarkshire, Scotland
Freising, Germany
Athens, Greece
Copenhagen, Denmark
Stockholm, Sweden

THE MIDDLE EAST:
Dubai, United Arab Emirates

AFRICA:
South Pretoria, South Africa
Harare, Zimbabwe
Francistown, Botswana

CENTRAL AND SOUTH AMERICA:
Mexico City, Mexico
Santa Fe de Bogota, Colombia
Buenos Aires, Argentina
Campinas, Sao Paulo, Brazil
Curitiba, Parana, Brazil

ASIA/PACIFIC:
Singapore
Wellington, New Zealand
Beijing, China
Clark Special Economic Zone, Philippines
Manila (Makati City), Philippines
New Delhi, India
Colombo, Sri Lanka
Victoria, Australia
Bangkok, Thailand
Kuala Lumpur, Malaysia


SEC FORM 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to:

Digital Microwave Corporation
Attn: Investor Relations
170 Rose Orchard Way
San Jose, CA 95134



[inside back cover]