Form 10-K/A, Exhibit 13
period 1998-03-31
DIGITAL MICROWAVE CORP /DE/
filed 1999-08-05
CIK 812703

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


                                                           Years Ended March 31,
------------------------------------------------------------------------------------
                                                       1998       1997       1996
Net sales                                             100.0%     100.0%      100.0%
Cost of sales                                          63.5       64.9        77.5
Inventory valuation charge                              1.9          -           -
                                                     -------------------------------
Gross profit                                           34.6       35.1        22.5
Research and development                                6.4        6.3         7.5
Selling, general and administrative                    18.7       20.6        18.4
Merger and restructuring                                2.8          -           -
                                                     -------------------------------
Operating income (loss)                                 6.7        8.2        (3.4)
Other income (expense), net                             0.9       (0.4)        0.1
                                                     -------------------------------
Income (loss) before provision for income taxes         7.6        7.8        (3.3)
Provision (credit) for income taxes                     1.2        1.3        (0.7)
                                                     -------------------------------
Net income (loss)                                       6.4%       6.5%       (2.6)%
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

GROSS PROFIT. Gross profit in Fiscal 1998 remained essentially flat in Fiscal 1997 with a greater mix of SPECTRUM II product line shipments versus older products and improved utilization of manufacturing capacity in Fiscal 1998 offset by inventory valuation charges of $5.8 million. Net sales for Fiscal 1998 of SPECTRUM II increased to $175.3 million from $73.5 million in Fiscal 1997. Net sales of the MAS Technology DXR product line increased to $30.6 million in Fiscal 1998 from $25.0 million in Fiscal 1997. Net sales of QUANTUM-TM- decreased to $23.9 million in Fiscal 1998 from $29.5 million in Fiscal 1997 primarily due to decreased customer demand for this product. Net sales in Fiscal 1998 of the M Series product line, which has been largely replaced by the SPECTRUM II product line, decreased to $13.6 million from $31.5 million in Fiscal 1997. Net sales for other products and services amounted to $67.1 million in Fiscal 1998 compared to $51.8 million in Fiscal 1997. Inventory valuation charges, included in cost of sales, totaled $5.9 million in fiscal 1998. These charges relate to the phase-out of older products during the fiscal year.

The Company has seen its gross profit remain essentially flat in Fiscal 1998; however, there can be no assurance that the Company will be able to maintain its gross profit at current levels. Of particular concern is the current economic and political instability in the Asia/Pacific region and the intense competitive price pressure of the telecommunications market, which results in downward pricing pressure on the Company's products. See "Factors That May Affect Future Financial Results."

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

MERGER AND RESTRUCTURING EXPENSES. Merger and restructuring expenses totalled $8.8 million for Fiscal 1998. These expenses included payments to the Company's investment bankers, legal and accounting fees of $4.3 million related to the Company's March 1998 merger with MAS Technology Limited, a New Zealand company, asset valuation reserves for inventory of $0.1 million, receivables of $0.3 million, and warranty of $0.9 million related to MAS Technology. Other associated costs of $3.2 million include termination payments to employees of $0.7 million, other employee related costs of $0.5 million, purchase commitment losses of $1.1 million and leasehold termination costs of $0.3 million.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK. It is Digital Microwave's policy not to enter into derivative financial instruments except for hedging of foreign currency exposures. The Company hedges certain portions of its exposure to foreign currency fluctuations through the use of forward foreign exchange contracts. The Company enters into forward foreign exchange contracts for purposes other than trading; however, the Company does not engage in any foreign currency speculation. Forward foreign exchange contracts represent agreements to buy or sell a specified amount of foreign currency at a specified price in the future. These contracts generally have maturities that do not exceed one month. At March 31, 1998, the Company had forward foreign exchange contracts to exchange various foreign currencies for U.S. dollars in the aggregate amount of $36.9 million, primarily in New Zealand dollars and British pounds. Gains and losses associated with currency rate changes on forward foreign exchange contracts are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities and shipment of products hedged, or deferred if the foreign currency order has not shipped. Therefore, the carrying value of forward foreign exchange contracts approximates their fair value. The Company believes that the credit risk with respect to its forward foreign exchange contracts is minimal because the Company enters into contracts with major financial institutions. Market risk with respect to forward foreign exchange contracts is offset by the corresponding exposure related to the underlying assets and liabilities.

FOREIGN CURRENCY RATE RISK. Although nearly all of Digital Microwave's sales and expenses are denominated in U.S. dollars, Digital Microwave has experienced foreign exchange gains and losses to date, and expects to incur additional gains and losses in Fiscal 1999. Digital Microwave engaged in foreign currency hedging activities during Fiscal 1998, as explained above, and intends to continue doing so as needed.

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

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Years Ended March 31,
--------------------------------------------------------------------------------------------------------
                                                                   1998           1997           1996
                                                                ----------------------------------------
                                                                (In thousands, except per share amounts)
NET SALES:                                                      $ 310,490      $ 211,337      $ 172,418
Cost of sales                                                     197,048        137,261        133,612
Inventory valuation charge                                          5,850              -              -
                                                                ----------------------------------------
   Gross profit                                                   107,592         74,076         38,806
                                                                ----------------------------------------

OPERATING EXPENSES:
Research and development                                           19,879         13,225         12,885
Selling, general and administrative                                58,053         43,513         31,707
Merger and restructuring                                            8,752              -              -
                                                                ----------------------------------------
   Total operating expenses                                        86,684         56,738         44,592
                                                                ----------------------------------------

   Income (loss) from operations                                   20,908         17,338         (5,786)

Other income (expense):
Interest income                                                     2,486            371            538
Interest expense                                                     (310)        (1,333)        (1,968)
Other income (expense), net                                           652             49          1,569
                                                                ----------------------------------------
   Total other income (expense)                                     2,828           (913)           139
                                                                ----------------------------------------
   Income (loss) before provision (credit) for income taxes        23,736         16,425         (5,647)
Provision (credit) for income taxes                                 3,858          2,635         (1,175)
                                                                ----------------------------------------
NET INCOME (LOSS)                                               $  19,878      $  13,790      $  (4,472)
                                                                ----------------------------------------
                                                                ----------------------------------------
Basic earnings (loss) per share                                 $    0.44      $    0.36      $   (0.12)
Diluted earnings (loss) per share                               $    0.42      $    0.35      $   (0.12)

Basic weighted average shares outstanding                          45,361         38,611         37,944
Dilutive stock options                                              1,968          1,276              -
                                                                ----------------------------------------
Diluted weighted average shares outstanding                        47,329         39,887         37,944


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
                                                            ---------------------
                                                            ---------------------


Inventories contained components and assemblies in excess of the Company's current estimated requirements and were, therefore, reserved at March 31, 1998 and 1997. In Fiscal 1998, the Company charged $7.1 million to cost of sales due to ongoing inventory valuation analysis in addition to approximately $5.8 million due to excess and obsolete inventories as a result of product transitions.

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

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS. The Company hedges certain portions of its exposure to foreign currency fluctuations through the use of forward foreign exchange contracts. The Company designates and assigns foreign exchange contracts to foreign currency-denominated assets, liabilities and firm order commitments. The Company enters into foreign exchange contracts for purposes other than trading, but not to engage in any foreign currency speculation. Forward foreign exchange contracts represent agreements to buy or sell a specified amount of foreign currency at a specified price in the future. These contracts generally have maturities that do not exceed one month. At March 31, 1998, the Company had forward foreign exchange contracts to exchange various foreign currencies for U.S. dollars in the aggregate amount of $36.9 million primarily in New Zealand dollars and British pounds. Gains and losses associated with currency rate changes on forward foreign exchange contracts are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets, liabilities and shipment of product hedged or deferred if the foreign currency order has not shipped. Therefore, the carrying value of forward foreign exchange contracts approximates their fair value. The Company believes that the credit risk with respect to its forward foreign exchange contracts is minimal because the Company enters into contracts with very large financial institutions. Market risk with respect to forward foreign exchange contracts is offset by the corresponding exposure related to the underlying assets and liabilities.

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

REVENUE RECOGNITION. Revenue from product sales is recognized upon shipment, except when product sales are combined with significant post-shipment installation services provided over an extended period of time. Under this exception, revenue is deferred until such services have been performed. Revenue from product sales is net of third-party commissions, freight, and duty charges. Service revenue, which is less than 10% of net sales for each of the three fiscal years presented, is recognized when the related services are performed.

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

                                   Nine Months Ended       Years Ended March 31,
----------------------------------------------------------------------------------
                                   December 31, 1997        1997           1996
                                   -----------------------------------------------
REVENUE:    Digital Microwave           $195,790          $178,344      $ 150,419
            MAS Technology                38,846            35,300         26,702
            Intercompany sales            (6,020)           (2,307)        (4,703)
                                        -----------------------------------------
              Total                     $228,616          $211,337      $ 172,418
                                        -----------------------------------------
                                        -----------------------------------------

NET INCOME: Digital Microwave           $ 22,067          $ 11,707      $  (5,955)
            MAS Technology                 3,770             2,165          1,483
            Intercompany profit
            eliminations                     (14)              (82)             -
                                        -----------------------------------------
              Total                     $ 25,823          $ 13,790      $  (4,472)
                                        -----------------------------------------
                                        -----------------------------------------

MERGER AND RESTRUCTURING EXPENSES. Merger and restructuring expenses totalled $8.8 million for Fiscal 1998. These expenses included payments to the Company's investment bankers, legal and accounting fees of $4.3 million related to the Company's March 1998 merger with MAS Technology Limited, a New Zealand company, asset valuation reserves for inventory of $0.1 million, receivables of $0.3 million, and warranty of $0.9 million related to MAS Technology. Other associated costs of $3.2 million include termination payments to employees of $0.7 million, other employee related costs of $0.5 million, purchase commitment losses of $1.1 million and leasehold termination costs of $0.3 million. As of March 31, 1998, the remaining restructuring reserve was comprised principally of $1.1 million for asset valuation reserves, and $3.2 million for other restructuring costs.

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