Form 10-K/A, Exhibit 13
period 1999-03-31
DIGITAL MICROWAVE CORP /DE/
filed 1999-09-17
CIK 812703

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

MERGER AND RESTRUCTURING EXPENSES. Merger and restructuring charges of $29.9 million were recorded in Fiscal 1999. As a result of the slowdown in the demand for the Company's products, which began with the downturn in various Asian economies in which the Company sells its products, and additionally accelerated by the heightened pricing and competitive pressures of the telecommunications market in Europe and other regions of the world in Fiscal 1998 and Fiscal 1999, the Company undertook strategic cost savings measures to reflect reduced sales levels and to make the Company more competitive in the future. The Company consolidated its facilities in San Jose, California and reduced its occupancy, primarily for manufacturing, from approximately 230,000 square feet to 132,000 square feet. Also, the Company discontinued its manufacturing operation in Scotland and now maintains a service and repair center at a new location in Scotland. Additionally, the Company closed various worldwide sales offices, some of which, as a result of the merger with MAS Technology in March 1998, were duplications of regional coverage. The closing of the facilities discussed above were completed in Fiscal 1999. Facility consolidation costs totaled $4.1 million of which $1.8 million was paid in Fiscal 1999 and, as of March 31, 1999, $2.3 million remains to be paid, which will consist primarily of future monthly lease commitments expected to be paid during Fiscal 2000.

Concurrent with the facilities closures, the Company reduced its workforce by 312 employees or 27% of its Fiscal 1998 workforce of 1,147. Of the 312 employees affected, 71% were manufacturing related positions, 7% were research and development positions and 22% were in sales, marketing and administration. The workforce reductions were completed by March 31, 1999. Severance costs totaled $4.2 million in Fiscal 1999 of which $3.3 million was paid in Fiscal 1999 and $0.9 million remains to be paid during Fiscal 2000. Payments in Fiscal 2000 are for extended severance pay and benefits elected by the employee in lieu of a lump sum distribution at date of termination.

The Company also discontinued projects related to the implementation of enterprise wide software purchased for internal use totaling $5.8 million of which $5.0 million was paid through Fiscal 1999, and the remaining $0.8 million will be paid during Fiscal 2000, consisting of future noncancellable software commitments.

Merger costs expensed in Fiscal 1999, related to the merger of Innova consummated in October 1998, totaled $2.7 million and consisted of $1.6 million to investment bankers, $0.7 million for legal and accounting services, and $0.4 million for other direct merger related expenses. All expenses were paid in Fiscal 1999.

As part of the restructuring in the third quarter of Fiscal 1999, the Company concluded that the carrying value of the Company's investment in Granger, Inc., a wholly owned subsidiary, was impaired due to changes in business conditions including the slowdown in demand for its products in the U.S. PCS market. Accordingly, the Company wrote-off $9.6 million of goodwill related to the Granger acquisition. In addition, the Company wrote-off other assets, primarily assets of Granger, Inc., totaling $3.5 million. No facilities were closed or employees terminated as part of the write-down of assets. The Company sold the business to management of Granger at the adjusted net book value of $3.2 million. The consideration received for the sale of Granger consisted of a note receivable due in quarterly installments through March 2004.

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
                                                   ------------------------
                                                   ------------------------

The accumulated balances for each component of accumulated other comprehensive income are as follows:


                                                          March 31,
                                                         ----------
                                                  1999                1998
                                                  ----                ----
                                                       (IN THOUSANDS)
Unrealized holding loss on
  Available-for-sale securities                 $(1,665)             $   (17)
Foreign exchange translation adjustments         (2,833)              (1,544)
                                                 -------              -------
                                                $(4,498)             $(1,561)
                                                 -------              -------
                                                 -------              -------


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

Merger and restructuring charges of $29.9 million were recorded in Fiscal 1999. As a result of the slowdown in the demand for the Company's products, which began with the downturn in various Asian economies in which the Company sells its products, and additionally accelerated by the heightened pricing and competitive pressures of the telecommunications market in Europe and other regions of the world in Fiscal 1998 and Fiscal 1999, the Company undertook strategic cost savings measures to reflect reduced sales levels and to make the Company more competitive in the future. The Company consolidated its facilities in San Jose, California and reduced its occupancy, primarily for manufacturing, from approximately 230,000 square feet to 132,000 square feet. Also, the Company discontinued its manufacturing operation in Scotland and now maintains a service and repair center at a new location in Scotland. Additionally, the Company closed various worldwide sales offices, some of which, as a result of the merger with MAS Technology in March 1998, were duplications of regional coverage.
The closing of the facilities discussed above were completed in Fiscal 1999. Facility consolidation costs totaled $4.1 million of which $1.8 million was paid in Fiscal 1999 and, as of March 31, 1999, $2.3 million remains to be paid, which will consist primarily of future monthly lease commitments expected to be paid during Fiscal 2000.

Concurrent with the facilities closures, the Company reduced its workforce by 312 employees or 27% of its Fiscal 1998 workforce of 1,147. Of the 312 employees affected, 71% were manufacturing related positions, 7% were research and development positions and 22% were in sales, marketing and administration. The workforce reductions were completed by March 31, 1999. Severance costs totaled $4.2 million in Fiscal 1999 of which $3.3 million was paid in Fiscal 1999 and $0.9 million remains to be paid during Fiscal 2000. Payments in Fiscal 2000 are for extended severance pay and benefits elected by the employee in lieu of a lump sum distribution at date of termination.

The Company also discontinued projects related to the implementation of enterprise wide software purchased for internal use totaling $5.8 million of which $5.0 million was paid through Fiscal 1999, and the remaining $0.8 million will be paid during Fiscal 2000, consisting of future noncancellable software commitments.

Merger costs expensed in Fiscal 1999, related to the merger of Innova consummated in October 1998, totaled $2.7 million and consisted of $1.6 million to investment bankers, $0.7 million for legal and accounting services, and $0.4 million for other direct merger related expenses. All expenses were paid in Fiscal 1999.

As part of the restructuring in the third quarter of Fiscal 1999, the Company concluded that the carrying value of the Company's investment in Granger, Inc., a wholly owned subsidiary, was impaired due to changes in business conditions including the slowdown in demand for its products in the U.S. PCS market. Accordingly, the Company wrote-off $9.6 million of goodwill related to the Granger acquisition. In addition, the Company wrote-off other assets, primarily assets of Granger, Inc., totaling $3.5 million. No facilities were closed or employees terminated as part of the write-down of assets. The company sold the business to management of Granger at the adjusted net book value of $3.2 million. The consideration received for the sale of Granger consisted of a note receivable due in quarterly installments through March 2004.

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