Form 10-K, Exhibit 13
period 2000-03-31
DIGITAL MICROWAVE CORP /DE/
filed 2000-06-29
CIK 812703

FINANCIAL HIGHLIGHTS AND STOCK INFORMATION

                                                                         Years ended March 31,
                                                 2000             1999            1998            1997            1996
                                            ---------------------------------------------------------------------------------
                                                     (in thousands, except per share data and number of employees)
Net sales                                     $     300,503   $     236,499    $     345,116  $     213,441    $     174,380
Net income (loss)                             $      12,136   $    (96,729)    $      18,818  $       6,461    $    (13,533)
Diluted earnings (loss) per share             $        0.17   $      (1.57)    $        0.35  $        0.13    $      (0.35)
Total assets                                  $     337,441   $     202,164    $     297,196  $     200,504    $     113,597
Working capital                               $     209,161   $      85,247    $     167,623  $     105,233    $      43,684
Stockholders' equity                          $     264,392   $     131,213    $     226,600  $      87,947    $      24,802
Total employees at year end                             974             873            1,324            939              670
-----------------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares
outstanding                                          71,642          61,601           54,459         50,464           38,604
-----------------------------------------------------------------------------------------------------------------------------

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

OVERVIEW

Digital Microwave Corporation designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. The Company was founded in 1984 and has shipped over 163,000 microwave radios worldwide.

The Company has equipment installed in over 90 countries, and a significant portion of the Company's revenue is derived from sales outside the United States. The Company's revenues from sales for equipment and services outside the United States were 79% in Fiscal 2000, 87% in Fiscal 1999, and 93% in Fiscal 1998.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationships of certain items from the Company's Consolidated Statements of Operations as a percentage of net sales for the periods indicated:

                                                                  Years ended March 31,
                                                       --------------------------------------------
                                                           2000            1999            1998
                                                       --------------------------------------------
Net sales                                                     100.0%          100.0%          100.0%
Cost of sales                                                  69.8            78.4            64.0
Inventory valuation charges                                       -            16.0             1.7
                                                       --------------------------------------------
Gross profit                                                   30.2             5.6            34.3
Research and development                                        8.1            10.2             7.1
Selling, general and administrative                            17.3            23.4            18.9
Merger and restructuring                                          -            12.7             2.5
                                                       --------------------------------------------
Operating income (loss)                                         4.8           (40.7)            5.8
Other income, net                                               0.2             0.1             0.8
                                                       --------------------------------------------
Income (loss) before provision for income taxes

                                                                5.0           (40.6)            6.6
Provision for income taxes                                      1.0             0.3             1.1
                                                       --------------------------------------------
Net income (loss)                                               4.0%          (40.9)%           5.5%
                                                       --------------------------------------------

YEAR ENDED MARCH 31, 2000 COMPARED TO THE YEAR ENDED MARCH 31, 1999

NET SALES. Net sales for Fiscal 2000 were $300.5 million, a 27% increase compared to net sales of $236.5 million in Fiscal 1999. The increase in net sales occurred across all the Company's major product families which includes SPECTRUMTM II, XP4, DXRTM and the AltiumTM product lines. Net sales of the Altium product lines, which began volume shipments in January 1999, increased to $47.5 million in Fiscal 2000 from $5.3 million in Fiscal 1999. Net sales of the XP4 product line increased to $61.7 million in Fiscal 2000 from $32.3 million in Fiscal 1999. Net sales for other products, including older product lines that have been phased out, amounted to $13.6 million in Fiscal 2000 compared to $33.7 million in Fiscal 1999. Service revenue declined to $15.1 million in Fiscal 2000 from $ 21.0 million in Fiscal 1999. The decline in service revenue was primarily attributable to the sale of the Granger, Inc. operation in the last quarter of Fiscal 1999.

The increase in net sales for Fiscal 2000 compared to Fiscal 1999 occurred across all the Company's geographic regions, except for the Europe/Middle East region. Sales to Europe/Middle East region customers decreased slightly to $81.8 million in Fiscal 2000 compared to $83.2 million in Fiscal 1999. Net sales increased in the Americas to $119.3 million in Fiscal 2000 from $84.0 million in Fiscal 1999. Net sales to U.S. customers, included in the Americas region, increased to $63.0 million in Fiscal 2000 from $31.8 million in Fiscal 1999. Net sales to customers in Mexico, which also is included in the Americas region, increased to $32.1 million in Fiscal 2000 from $14.6 million in Fiscal 1999. Net sales in the Asia/Pacific region increased to $80.4 million in Fiscal 2000 from $50.3 million in Fiscal 1999. Net sales to China, included in the Asia/Pacific region, increased to $48.3 million in Fiscal 2000 from $18.1 million in Fiscal 1999. See Note 6 of the Notes to Consolidated Financial Statements.

New orders for Fiscal 2000 were $351.1 million, an increase of 49% compared to orders during Fiscal 1999 of $234.9 million. The backlog at March 31, 2000, was $111.8 million compared to $63.9 million at March 31, 1999.

The Company includes in its backlog purchase orders with respect to which a delivery schedule has been specified for product shipment within one year. Orders in the Company's current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of sales for any future period.

GROSS PROFIT. Gross profit as a percentage of net sales increased in Fiscal 2000 to 30.2% from 5.6% in Fiscal 1999. The Company's gross profit in Fiscal 1999 was adversely affected by inventory valuation charges of $37.7 million, or 16.0% of net sales. As a result of the merger with Innova in Fiscal 1999 and the planned introduction of new product lines, the obsolescence of the Company's SPECTRUM II product line was accelerated, requiring the Company to record a $30.3 million reserve for excess and obsolescence in Fiscal 1999. Also, liabilities of $7.4 million were recognized in Fiscal 1999 to account for vendor cancellation charges on purchase order commitments resulting from the reduction in the Company's sales volume compared to the prior year.

Cost of sales, excluding inventory valuation charges, decreased to 69.8% of net sales in Fiscal 2000 from 78.4% in Fiscal 1999. The decrease in cost of sales was primarily the result of improved manufacturing capacity utilization and cost reductions resulting from reductions in facilities and personnel in Fiscal 1999.

RESEARCH AND DEVELOPMENT EXPENSES. In Fiscal 2000, research and development expenses increased slightly to $24.4 million from $24.1 million in Fiscal 1999. As a percentage of net sales, research and development expenses were 8.1% in Fiscal 2000 compared to 10.2% in Fiscal 1999. Research and development expenses in Fiscal 2000 were primarily incurred for further development of the Altium product line as well as the DXR 700 and XP4PLUS product lines. New product announcements in Fiscal 2000 include the ultra-high capacity modem chip set termed VELOCITY. The Company intends to continue its new product rollouts in order to maintain and enhance its competitive position.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. In Fiscal 2000, selling, general, and administrative expenses decreased to $52.0 million from $55.3 million in Fiscal 1999. As a percentage of net sales, selling, general and administrative expenses decreased to 17.3% in Fiscal 2000 from 23.4% in Fiscal 1999. The decrease in selling, general, and administrative expenses in absolute dollars and as a percentage of net sales for Fiscal 2000 compared to Fiscal 1999 was attributable to workforce reductions and other cost initiatives undertaken in Fiscal 1999.

MERGER AND RESTRUCTURING EXPENSES. Merger and restructuring charges of $29.9 million were recorded in Fiscal 1999. These charges consisted of $2.7 million for investment banker, legal and accounting fees related to the Innova merger consummated in October 1998, $4.2 million for severance costs, $4.1 million for facility consolidation costs, a write-off of $5.8 million related to the discontinuance of several projects related to the implementation of software purchased for internal use, and a write-off of goodwill and certain assets related to the Company's subsidiary, Granger, Inc., totaling $13.1 million. The assets of Granger, Inc., were sold in March 1999.

In Fiscal 2000, the Company paid $2.3 million in facility consolidation costs, $0.4 million for extended severance pay and benefits elected by the employee in lieu of a lump sum distribution at date of termination, and $0.4 million for future software commitments. In Fiscal 2001, the Company is obligated to pay the remaining $0.5 million of extended pay and benefits and $0.4 million in software commitments.

INTEREST INCOME AND OTHER, NET. Interest income was $2.5 million in Fiscal 2000 compared to $1.5 million in Fiscal 1999. The increase was primarily due to more cash available for investing as a result of approximately $100 million in proceeds from the sale of Company stock in the third and fourth quarter of Fiscal 2000. Other expenses of $1.1 million in Fiscal 2000 and $1.0 million in Fiscal 1999 were primarily due to foreign exchange gains and losses, net.

INTEREST EXPENSE. Interest expense for Fiscal 2000 was $0.7 million compared to $0.5 million in Fiscal 1999. The increase is primarily attributed to higher average debt in Fiscal 2000.

PROVISION FOR INCOME TAXES. The Company recorded an income tax provision in each of Fiscal 2000 and Fiscal 1999 primarily related to taxable income at certain of the Company's foreign subsidiaries. Additionally, the Fiscal 2000 tax provision includes certain Federal and state minimum taxes. This was less than the statutory rate, primarily due to the utilization of net operating losses, tax credits, and other tax-attributable carry-forwards.

YEAR ENDED MARCH 31, 1999 COMPARED TO THE YEAR ENDED MARCH 31, 1998

NET SALES. Net sales for Fiscal 1999 were $236.5 million, a 31% decrease compared to net sales of $345.1 million in Fiscal 1998. The decrease in net sales was in part due to a slowdown in demand for the Company's products in Asia, which began with the downturn in Asian economies. However, such decrease in the Company's net sales was accelerated by the heightened pricing and competitive pressures of the telecommunications market in Europe and other regions of the world. For Fiscal 1999, net sales were $83.2 million in the Europe/Middle East region, $50.3 million in the Asia/Pacific region, $84.0 million in the Americas, and $19.0 million in Africa. In Fiscal 1998, net sales were $146.8 million in the Europe/Middle East region, $96.1 million in the Asia/Pacific region, $85.9 million in the Americas, and $16.3 million in Africa. See Note 6 of the Notes to Consolidated Financial Statements.

Net sales for Fiscal 1999 of SPECTRUM II decreased to $111.8 million from $175.3 million in Fiscal 1998. Net sales of the DXR(TM) product line increased to $32.5 million in Fiscal 1999 from $30.6 million in Fiscal 1998. Net sales of the XP4 product line decreased to $32.2 million in Fiscal 1999 from $36.1 million in Fiscal 1998. Net sales of the new Altium product line, which started shipping in Fiscal 1999, were $5.3 million. Net sales for other products and services, including older product lines that have been phased out, amounted to $54.7 million in Fiscal 1999 compared to $103.1 million in Fiscal 1998.

GROSS PROFIT. Inventory valuation charges, included in cost of sales, totaled $37.7 million in Fiscal 1999 and $5.9 million in Fiscal 1998. In Fiscal 1999, these inventory valuation charges consisted primarily of two main components: an excess and obsolescence adjustment, and cancellation charges to vendors for purchase commitments. The merger with Innova and planned introduction of new product lines accelerated the obsolescence of the SPECTRUM II product line. Accordingly, inventory-related charges of $30.3 million were recorded. The reduction in the Company's sales volume compared to the prior year had an adverse effect on purchase order commitments to vendors. Accordingly, liabilities of $7.4 million were recognized to account for vendor cancellation and related charges on purchase order commitments. In Fiscal 1998, the inventory valuation charges were for the phase-out of older product lines. Gross profit margin percentage in Fiscal 1999, excluding inventory valuation charges, was lower than in Fiscal 1998 primarily due to under utilization of manufacturing capacity and lower average selling prices of the SPECTRUM II product line. The Company reduced its workforce at the end of the first quarter of Fiscal 1999 and in the third quarter of Fiscal 1999 to minimize the impact of unfavorable capacity utilization and lower sales.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for Fiscal 1999 of $24.1 million were slightly lower than the $24.5 million reported in Fiscal 1998. However, as a percentage of sales, research and development expenses increased from 7.1% for Fiscal 1998 to 10.2% for Fiscal 1999. This increase was due primarily to the decrease in net sales over the comparable period. Research and development expenses for Fiscal 1999 were primarily attributable to the Company's development and improvements of its XP4, DART, and DXR 700 product offerings and its new Altium high-capacity wireless product platform.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses for Fiscal 1999 decreased by $10.0 million to $55.3 million from $65.3 million in Fiscal 1998. As a percentage of net sales, selling, general, and administrative expenses were 23.4% in Fiscal 1999 compared to 18.9% in Fiscal 1998. This increase in percentage was due primarily to the decrease in net sales over the comparable period. The decrease in selling, general, and administrative expenses in absolute dollars was mostly attributable to the workforce reductions in the first and third quarters of Fiscal 1999. Partially offsetting this decrease is an increase in the provision for bad debts for specific customers, which was included in selling, general, and administrative expenses. The provision for bad debts included in Fiscal 1999 was $4.6 million compared to $0.4 million in Fiscal 1998. The increase in the provision for bad debts from Fiscal 1998 was the result of write-offs taken relating to two customer accounts which totaled $4.3 million.

MERGER AND RESTRUCTURING EXPENSES. Merger and restructuring charges of $29.9 million were recorded in Fiscal 1999. As a result of the slowdown in the demand for the Company's products, which began with the downturn in various Asian economies in which the Company sells its products, and which was accelerated by the heightened pricing and competitive pressures of the telecommunications market in Europe and other regions of the world in Fiscal 1998 and Fiscal 1999, the Company undertook strategic cost savings measures to reflect reduced sales levels and to make the Company more competitive. The Company consolidated its facilities in San Jose, California, and reduced its occupancy, primarily for manufacturing, from approximately 230,000 square feet to 132,000 square feet. Also, the Company discontinued its manufacturing operation in Scotland and subsequently established a regional service and repair. Additionally, the Company closed various worldwide sales offices, some of which, as a result of the merger with MAS Technology in March 1998, were duplications of regional coverage. The closing of the facilities discussed above were completed in Fiscal 1999. Facility consolidation costs totaled $4.1 million of which $1.8 million was paid in Fiscal 1999 and, $2.3 million was paid in Fiscal 2000.

Concurrent with the facilities closures, the Company reduced its workforce by 312 employees or 27% of its average Fiscal 1998 workforce of 1,147. Of the 312 employees affected, 71% were manufacturing related positions, 7% were research and development positions and 22% were in sales, marketing and administration. The workforce reductions were completed by March 31, 1999. Severance costs totaled $4.2 million in Fiscal 1999 of which $3.3 million was paid in Fiscal 1999 and $0.4 million was paid in Fiscal 2000 and $0.5 million remains to be paid during and Fiscal 2001. Future severance payments are for extended severance pay and benefits elected by the employee in lieu of a lump sum distribution at date of termination.

The Company also discontinued projects related to the implementation of enterprise-wide software purchased for internal use totaling $5.8 million, of which $0.6 million was paid in Fiscal 1998, $4.4 million was paid in Fiscal 1999 and the remaining $0.4 million will be paid during Fiscal 2001 and consists of software commitments.

Merger costs expensed in Fiscal 1999, related to the merger of Innova consummated in October 1998, totaled $2.7 million and consisted of $1.6 million to investment bankers, $0.7 million for legal and accounting services, and $0.4 million for other direct merger related expenses. All expenses were paid in Fiscal 1999.

As part of the restructuring in the third quarter of Fiscal 1999, the Company concluded that the carrying value of the Company's investment in Granger, Inc., a wholly owned subsidiary, was impaired due to changes in business conditions, including the slowdown in demand for its products in the U.S. PCS market. Accordingly, the Company wrote-off $9.6 million of goodwill related to the Granger acquisition. In addition, the Company wrote-off other assets, primarily assets of Granger, Inc., totaling $3.5 million. No facilities were closed or employees terminated as part of the write-down of assets. In March 1999, Granger was subsequently sold at net book value for $3.2 million with extended payment terms to Granger's former managers.

INTEREST AND OTHER INCOME, NET. Interest income was $1.5 million in Fiscal 1999 compared to $3.1 million in Fiscal 1998. This decrease resulted primarily from lower average cash balances. Other Income, Net is primarily due to foreign exchange gains and losses and the cost of foreign currency hedge contracts.

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

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities in Fiscal 2000 was $5.9 million, compared to net cash used for operating activities of $10.7 million in Fiscal 1999. The improvement in cash flows from operating activities was primarily the result of a substantial loss for Fiscal 1999 of $96.7 million, compared to net income of $12.1 million for Fiscal 2000. Accounts receivable in Fiscal 2000 increased $41.4 million, or 65%, from Fiscal 1999. The increase in accounts receivable is primarily due to the increase in sales volume in the fourth quarter of Fiscal 2000, to $88.6 million from $59.7 million in the fourth quarter of Fiscal 1999 and the timing of shipments as approximately 60% of the Company's fourth quarter shipments occurred in the last month of the quarter compared to 43% in the same quarter a year ago. Accounts payable increased $15.1 million in support of the increase in purchase volume in Fiscal 2000. Other accrued liabilities in Fiscal 2000 decreased $17.3 million from Fiscal 1999 primarily as a result of the Company's payment of the accrued purchase order cancellation and other costs, $10.2 million, set up as part of merger and restructuring expenses in Fiscal 1999.

Purchases of property and equipment decreased to $23.9 million in Fiscal 2000 from $24.7 million in Fiscal 1999. Purchases in Fiscal 2000 were primarily for new test equipment and the installation of new enterprise wide business and manufacturing systems. In Fiscal 2000 the Company invested $7.3 million for a minority interest in Ensemble Communications, a supplier of broadband wireless access equipment. The Company also placed in escrow an additional $3.0 million for a subsequent investment in August 2000. The subsequent investment is at the option and sole discretion of Ensemble Communications.

On October 1, 1999, the Securities and Exchange Commission declared the Company's registration statement on Form S-3 effective. Under the registration statement, the Company could sell up to $100 million in debt securities, common stock, debt warrants and common stock warrants. During Fiscal 2000 the Company used its shelf registration statement to sell 4,797,368 shares of its common stock and received approximately $99.8 million, net of costs of $0.2 million. The Company currently intends to use the net proceeds for general corporate purposes, including working capital and strategic investments and acquisitions. Additionally, the

Company received $22.4 million from the exercise of employee stock options and warrants in Fiscal 2000 compared to $1.2 million in Fiscal 1999.

In December 1999, the Company elected not to renew its $40.0 million asset-based borrowing facility with a U.S. lender and repaid $2.6 million outstanding under the facility.

At March 31, 2000, the Company's principal sources of liquidity consisted of $123.9 million in cash, cash equivalents and short-term investments. In the future, the Company may require additional financing; however, there can be no assurance that the Company will be able to obtain such additional financing in the required time frame on commercially reasonable terms, or at all. However, the Company believes that it has the financial resources needed to meet its business requirements for the foreseeable future.

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. Residual Year 2000 problems may result in miscalculations, data corruption, system failures or disruption of operations. To date the Company has not experienced any significant Year 2000 problems in its internal technology systems or with vendors of systems the Company believes to be critical to its business. In addition, the Company believes that it is unlikely it will experience any significant Year 2000 problems in the future.

However, the Company's applications operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems. The Company cannot predict whether Year 2000 unknown errors or defects that affect the operation of software and systems that it uses in operating its businesses will arise in the future. If residual Year 2000 problems cause the failure of any of the technology, software or systems necessary to operate its business, the Company could lose customers, suffer significant disruptions in its business, lose revenues and incur substantial liabilities and expenses. The Company could also become involved in costly litigation resulting from Year 2000 problems. This could seriously harm the Company's business, financial condition and results of operations.

The Company spent approximately $0.8 million investigating and remedying issues related to Year 2000 readiness involving internal operations, including purchases of software test tools, software upgrades, and upgrading a security system related to Year 2000 readiness. In addition, the Company estimates that $0.5 million of internal personnel costs were incurred to support the Company's Year 2000 readiness plan.

RECENT ACCOUNTING STANDARDS

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for companies with fiscal years beginning after June 15, 2000, and requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company believes that the adoption of this new pronouncement will not have a material effect on the Company's financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company will adopt

SAB 101 as required in the first quarter of 2001 and is evaluating the effect that such adoption may have on its consolidated results of operations and financial position.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK. It is Digital Microwave's policy not to enter into derivative financial instruments except for hedging of foreign currency exposures. The Company hedges certain portions of its exposure to foreign currency fluctuations through the use of forward foreign exchange contracts. The Company enters into forward foreign exchange contracts for purposes other than trading; however, the Company does not engage in any foreign currency speculation. Forward foreign exchange contracts represent agreements to buy or sell a specified amount of foreign currency at a specified price in the future. These contracts generally have maturities that do not exceed one month. At March 31, 2000, the Company had forward foreign exchange contracts to exchange various foreign currencies for U.S. dollars in the aggregate amount of $45.8 million, primarily in New Zealand dollars, British pounds, and European Monetary Units. Gains and losses associated with currency rate changes on forward foreign exchange contracts are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities being hedged. Therefore, the carrying value of forward foreign exchange contracts approximates their fair value. The Company believes that the credit risk with respect to its forward foreign exchange contracts is minimal because the Company enters into contracts with major financial institutions. Market risk with respect to forward foreign exchange contracts is offset by the corresponding exposure related to the underlying assets and liabilities.

FOREIGN CURRENCY RATE RISK. Although substantially all of Digital Microwave's sales and expenses are denominated in U.S. dollars, Digital Microwave has experienced some foreign exchange gains and losses to date, and expects to incur additional gains and losses in Fiscal 2001. Digital Microwave did engage in foreign currency hedging activities during Fiscal 2000, as explained above, and intends to continue doing so as needed.

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

Manufacturers of digital microwave telecommunications equipment and other wireless networking equipment are experiencing, and are likely to continue to experience, intense pricing pressure that has resulted, and is expected to continue to result, in downward pricing pressure on the Company's products. As a result, the Company has experienced, and expects to continue to experience, declining average sales prices for its products. The Company's future profitability is dependent upon its ability to continue to improve manufacturing efficiencies, reduce material costs of products, and introduce new products and product enhancements.

The markets for the Company's products are extremely competitive, and the Company expects that competition will increase. The Company's existing and potential competitors include established and emerging companies, such as L.M. Ericsson, Siemens AG, Sagem, Microwave Communications Division of Harris Corporation, Alcatel, Nokia, Nera, NEC, and SIAE, many of which have more extensive engineering, manufacturing, and marketing capabilities and significantly greater financial, technical, and personnel resources than the Company. The Company believes that its ability to compete successfully will depend on a number of factors both within and outside its control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid delivery, reliability, timing of new product introductions by the Company, its customers and its competitors, and the ability of its customers to obtain financing. The Company continues to experience customer demands for shorter delivery cycles.

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

During any given quarter, a small number of customers may account for a significant portion of the Company's net sales. In Fiscal 2000, one customer (Beijing Telecommunications Equipment Factory) accounted for 16% of the Company's net sales and three customers accounted for 59% of the Company's March 31, 2000 backlog. The Company's customers typically are not contractually obligated to purchase any quantity of products in any particular period, and product sales to major customers have varied widely from period to period. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or the failure of the Company to gain additional customers could have a material adverse effect on the Company's business, financial condition, and results of operations.

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                  Years ended March 31,
                                                          ----------------------------------------------------------------------
                                                              2000          1999          1998          1997           1996
                                                          ----------------------------------------------------------------------
                                                                        (in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales                                                     $300,503      $236,499      $345,116       $213,441      $174,380
Net income (loss)                                               12,136      (96,729)        18,818          6,461      (13,533)
Diluted earnings (loss) per share                                 0.17        (1.57)          0.35           0.13        (0.35)

CONSOLIDATED BALANCE SHEETS DATA:

Total assets                                                  $337,441      $202,164      $297,196       $200,504      $113,597
Long-term liabilities                                                -         2,236         1,174            700        10,097

CONSOLIDATED BALANCE SHEETS

                                                                                             March 31,
                                                                                    2000                    1999
                                                                            -----------------------------------------
ASSETS                                                                      (in thousands, except share and per share
                                                                                              amounts)
CURRENT ASSETS:

Cash and cash equivalents                                                       $     58,339             $     21,518
Short-term investments                                                                65,603                    5,745
Accounts receivable, net of allowances of $4,652 in 2000 and $3,261 in 1999           98,520                   60,253
Inventories                                                                           48,547                   50,610
Deferred tax asset                                                                     1,285                    3,009
Other current assets                                                                   9,916                   12,827
                                                                            -----------------------------------------
         Total current assets                                                        282,210                  153,962
                                                                            -----------------------------------------
PROPERTY AND EQUIPMENT:

Machinery and equipment                                                               94,533                   77,236
Land and buildings                                                                     6,484                    6,090
Furniture and fixtures                                                                11,252                   10,327
Leasehold improvements                                                                 4,774                    4,597
                                                                            -----------------------------------------
                                                                                     117,043                   98,250
Accumulated depreciation and amortization                                            (73,242)                 (55,225)
                                                                            -----------------------------------------
Net property and equipment                                                            43,801                   43,025
                                                                            -----------------------------------------

Other assets                                                                          11,430                    5,177
                                                                            -----------------------------------------
                                                                                $    337,441             $    202,164
                                                                            -----------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt                                               $          -             $        725
Current maturities of capital lease obligations                                          167                      862
Accounts payable                                                                      39,582                   25,116
Income taxes payable                                                                   2,330                    1,399
Accrued liabilities                                                                   30,970                   40,613
                                                                            -----------------------------------------
         Total current liabilities                                                    73,049                   68,715
LONG-TERM LIABILITIES:
Long-term debt                                                                             -                    1,896
Capital lease obligations, net of current maturities                                       -                      340
                                                                            -----------------------------------------
         Total liabilities                                                            73,049                   70,951
                                                                            -----------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 3)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 per value; 5,000,000 shares authorized; none                         -                        -
outstanding
Common Stock, $.01 per value; 95,000,000 shares authorized 72,691,668 shares in
2000 and 62,144,171 shares in 1999 issued and outstanding

                                                                                         727                      621
Additional paid-in capital                                                           372,762                  250,602
Deferred stock compensation expense                                                      (12)                     (88)
Accumulated deficit                                                                 (103,288)                (115,424)
Accumulated other comprehensive loss                                                  (5,797)                  (4,498)
                                                                            -----------------------------------------
         Total stockholders' equity                                                  264,392                  131,213
                                                                            -----------------------------------------
                                                                                $    337,441             $    202,164
                                                                            -----------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             Years ended March 31,
                                                           ----------------------------------------------------------
                                                                 2000                1999                1998
                                                           ----------------------------------------------------------
                                                                   (in thousands, except per share amounts)
NET SALES                                                    $       300,503      $      236,499      $      345,116
Cost of sales                                                        209,653             185,493             221,021
Inventory valuation charges                                                -              37,739               5,850
                                                           ----------------------------------------------------------
         Gross profit                                                 90,850              13,267             118,245
                                                           ----------------------------------------------------------
OPERATING EXPENSES:

Research and development                                              24,372              24,131              24,482
Selling, general and administrative                                   51,953              55,342              65,280
Merger and restructuring                                                   -              29,941               8,752
                                                           ----------------------------------------------------------
         Total operating expenses                                     76,325             109,414              98,514
                                                           ----------------------------------------------------------
         Income (loss) from operations                                14,525            (96,147)              19,731
OTHER INCOME (EXPENSE):

Interest income                                                        2,510               1,474               3,080
Interest expense                                                       (729)               (479)               (856)
Other income, net                                                    (1,136)               (970)                 720
                                                           ----------------------------------------------------------
         Total other income, net                                         645                  25               2,944
                                                           ----------------------------------------------------------
         Income (loss) before provision for
         Income taxes                                                 15,170            (96,122)              22,675
Provision for income taxes                                             3,034                 607               3,857
                                                           ----------------------------------------------------------
NET INCOME (LOSS)                                            $        12,136      $     (96,729)      $       18,818
                                                           ----------------------------------------------------------

Basic earnings (loss) per share                              $          0.18      $       (1.57)      $         0.37
Diluted earnings (loss) per share                            $          0.17      $       (1.57)      $         0.35

Basic weighted average shares outstanding                             65,922              61,601              51,285
Impact of dilutive stock options and warrants                          5,720                 N/A               3,174
                                                           ----------------------------------------------------------
Diluted weighted average shares outstanding                           71,642              61,601              54,459


        The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              Years ended March 31, 2000, 1999 and 1998
                              ----------------------------------------------------------------------------------------------------
                              Common     Amount     Additional     Deferred Stock    Accumulated      Accumulated        Total
                              Stock                 Paid-In       Compensation       Deficit           Other       Stockholders'
                              Shares                Capital                                        Comprehensive       Equity
                                                                                                       Loss
                              ----------------------------------------------------------------------------------------------------
                                                                (in thousands)
BALANCE MARCH 31, 1997        38,010  $     380  $     126,871   $             -   $     (39,317) $             13  $      87,947
Components of comprehensive
income:

  Net income                       -          -              -                 -          18,818                 -         18,818
  Unrealized holding
  gain on available-for-
  sale securities                  -          -              -                 -               -                46             46
  Translation adjustment           -          -              -                 -               -            (1,620)        (1,620)
                                                                                                                       -----------
     Total comprehensive
     Income                                                                                                                17,244

                                                                                                                       -----------
Proceeds from sale of stock   11,649        117         62,054                 -               -                 -         62,171
Conversion of preferred        9,116         91         47,678                 -               -                 -         47,769
stock
Stock issued for options &     2,252         22          9,652           (1,590)               -                 -          8,084
warrants
Amortization of deferred           -          -              -             1,193               -                 -          1,193
stock compensation
Tax benefit related to
employee stock transactions        -          -          2,192                 -               -                 -          2,192
                              ----------------------------------------------------------------------------------------------------
BALANCE MARCH 31, 1998        61,027        610        248,447              (397)        (20,499)           (1,561)       226,600
Components of comprehensive
income:

  Net loss                         -          -              -                 -         (96,729)                -        (96,729)
  Unrealized holding
  loss on available-for-
  sale securities                  -          -              -                 -               -            (1,613)        (1,613)
  Translation adjustment           -          -              -                 -               -            (1,324)        (1,324)
                                                                                                                       -----------
     Total comprehensive
     Loss                                                                                                                 (99,666)

                                                                                                                       -----------
Proceeds from sale of stock      372          4            904                 -               -                 -            908
Stock issued for options &       745          7          1,187                 -               -                 -          1,194
warrants
Amortization of deferred           -          -              -               309               -                 -            309
stock compensation
Tax benefit related to
employee stock transactions        -          -             64                 -               -                 -             64
Adjustment to conform
year-end of pooled company         -          -              -                 -           1,804                 -          1,804
                              ----------------------------------------------------------------------------------------------------
Balance March 31, 1999        62,144        621  $     250,602               (88)       (115,424)           (4,498)       131,213


                                 Page 14 of 35


Components of comprehensive
income:

  Net income                       -          -              -                 -          12,136                  -        12,136
  Unrealized holding
     Gain on available-
     for-sale securities           -          -              -                 -               -              1,841         1,841
  Translation adjustment           -          -              -                 -               -             (3,140)       (3,140)
                                                                                                                       -----------
     Total comprehensive
     Income                        -          -              -                 -               -                  -        10,837
                                                                                                                       -----------
Proceeds from sale of
stock, net of expense          4,797         48         99,823                 -               -                  -        99,871
Stock issued for options &
warrants                       5,751         58         22,337                 -               -                  -        22,395
Amortization of deferred
stock compensation                 -          -              -                76               -                  -            76
                              ----------------------------------------------------------------------------------------------------
BALANCE MARCH 31, 2000        72,692  $     727  $     372,762   $           (12)  $    (103,288)  $         (5,797)  $   264,392
                              ----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Years ended March 31,
                                                              ------------------------------------------------
                                                                   2000              1999             1998
                                                              ------------------------------------------------
                                                                              (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                             $     12,136      $    (96,729)     $     18,818
Adjustments to reconcile net income (loss) to net cash
provided by (used for) operating activities:
    Adjustment to conform year-end of pooled company                     -             1,804                 -
    Depreciation and amortization                                   16,594            25,912            13,411
    Provision for uncollectable accounts                               853             4,608               356
    Provision for inventory reserves                                 3,262            20,305            12,862
    Provision for warranty reserves                                  8,146             7,023             5,310
    Tax benefit of disqualifying dispositions                            -                64             2,192
    Changes in assets and liabilities:
        Decrease (increase) in accounts receivable                 (41,391)           20,620           (27,744)
        Decrease (increase) in inventories                          (2,185)            1,503           (33,024)
        Decrease (increase) in deferred taxes                        1,701             3,639            (6,496)
        Decrease (increase) in tax refund
            Receivable                                               4,001            (4,553)                -
        Decrease (increase) in other current assets                 (1,287)              786            (3,864)
        Decrease in other assets                                     5,292            11,624                 6
        Increase (decrease) in accounts payable                     15,120           (14,283)            9,890
        Increase (decrease) in income tax payable                      931               102            (1,065)
        Increase (decrease) in other accrued
            Liabilities                                            (17,279)            6,841            (5,810)
                                                              ------------------------------------------------
    Net cash provided by (used for)
    operating activities                                             5,894           (10,734)          (15,158)
                                                              ------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available-for-sale securities                         (118,029)          (16,621)          (27,990)
Maturity/sale of available-for-sale securities                      58,171            45,374            11,327
Purchase of property and equipment                                 (23,928)          (24,711)          (30,471)
Investments in Ensemble Communications                              (7,256)                -                 -
Acquisition of business, net of cash received                            -            (2,286)          (11,491)
Investment in Granger Associates, Ltd.                                   -                 -            (4,000)
Proceeds from the sale of other assets                               2,082               610                 -
Proceeds from disposal of fixed assets                                   -             1,194                 -
                                                              ------------------------------------------------
    Net cash provided by (used for) investing
         Activities                                                (88,960)            3,560           (62,625)
                                                              ------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing from banks                                                     -             2,600                 -
Repayments to banks                                                 (2,600)                -            (6,665)
Payment of assumed Granger, Inc. debt                                    -                 -            (3,286)
Payments of capital lease obligations                               (1,035)           (1,314)           (1,951)
Proceeds from sale of Common Stock                                 122,266             2,166            77,143
                                                              ------------------------------------------------
    Net cash provided by financing activities                      118,631             3,452            65,241
                                                              ------------------------------------------------
Effect of exchange rate changes on cash                              1,256            (2,345)             (420)
                                                              ------------------------------------------------
Net increase (decrease) in cash and cash equivalents
                                                                    36,821            (6,067)          (12,962)
Cash and cash equivalents at beginning of year                      21,518            27,585            40,547
                                                              ------------------------------------------------
Cash and cash equivalents at end of year                      $     58,339      $     21,518      $     27,585
                                                              ------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Description of Business

Digital Microwave Corporation (the "Company") designs, manufactures, and markets advanced wireless solutions for worldwide communications network interconnection and access. The Company's high-performance digital wireless systems carry high-speed data and voice across a full spectrum of frequencies and capacities. The Company has sold more than 163,000 radios that operate in nearly every kind of environment around the world. The Company was founded in January 1984 and is traded under the symbol DMIC on the Nasdaq National Market.

NOTE 2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Digital Microwave Corporation and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consisted of cash, money market funds, and short-term securities as of March 31, 2000 and 1999.

SHORT-TERM INVESTMENTS. The Company invests its excess cash in high-quality and easily marketable instruments to ensure cash is readily available for use in its current operations. Accordingly, all of the Company's marketable securities are classified as "available-for-sale" in accordance with the provisions of the Statement of Financial Accounting Standards ("SFAS") No. 115. At March 31, 2000, the Company's available-for-sale securities had contractual maturities ranging from 1 month to 21 months, with a weighted average maturity of 5 months.

All investments are reported at fair market value with the related unrealized holding gains and losses reported as a component of stockholders' equity. Unrealized holding gains on the portfolio of approximately $176,000 were recorded as of March 31, 2000, and $1,665,000 of unrealized holding losses were recorded as of March 31, 1999. There were realized gains of approximately $397,000 on the sale of securities during Fiscal 2000 and realized losses of $6,000 in each of Fiscal 1999 and Fiscal 1998.

The following is a summary of short-term and long-term investments as of March 31:

                                                                          2000
                                                 --------------------------------------------------------
                                                      COST AT        MARKET VALUE AT       UNREALIZED
                                                    EACH ISSUE      BALANCE SHEET DATE    HOLDING GAIN
                                                                                             (LOSS)
                                                 --------------------------------------------------------
                                                                     (in thousands)
       CORPORATE NOTES                             $        53,280      $       53,103      $      (177)
       AUCTION RATE PREFERRED NOTES                         12,500              12,500                 -
       INVESTMENT IN
           GRANGER ASSOCIATES, LTD.(1)                       1,796               2,149               353
                                                 --------------------------------------------------------
       TOTAL                                       $        67,576      $       67,752      $        176
                                                 --------------------------------------------------------

                                                                          1999
                                                 --------------------------------------------------------
                                                      Cost at        Market Value at       Unrealized
                                                    Each Issue      Balance Sheet Date    Holding Gain
                                                                                             (Loss)
                                                 --------------------------------------------------------
                                                                     (in thousands)
       Corporate notes                             $         5,753      $        5,745      $        (8)
       Investment in
           Granger Associates, Ltd.(1)                       3,399               1,742           (1,657)
                                                 --------------------------------------------------------
       Total                                       $         9,152      $        7,487      $    (1,665)
                                                 --------------------------------------------------------

         (1) Classified as other assets

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURES. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:

                                                                  Years ended March 31,
                                                 --------------------------------------------------------
                                                       2000                1999               1998
                                                 --------------------------------------------------------
                                                                     (in thousands)
       Interest expense                            $           702      $          762      $        856
       Income taxes                                $           559      $        2,003      $      8,885

The following non-cash transactions occurred during the fiscal years ended:

                                                                        March 31,
                                                 --------------------------------------------------------
                                                       2000                1999               1998
                                                 --------------------------------------------------------
                                                                     (in thousands)
       Notes payable to stockholders
            converted into redeemable
            preferred stock                        $             -      $            -      $      1,500
       Estimated fair value of warrant
           issued in connection with notes
           payable                                 $             -      $            -      $         67
       Capital lease obligations incurred
           to acquire equipment                    $             -      $            -      $      1,922
       Conversion of redeemable
           preferred stock into common
           stock                                   $             -      $            -      $     47,769

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. Inventories consisted of:

                                                                March 31,
                                                 --------------------------------------
                                                       2000                1999
                                                 --------------------------------------
                                                              (in thousands)
       Raw materials                               $        22,558      $       25,616
       Work-in-process                                      13,833               9,537
       Finished goods                                       12,156              15,457
                                                 --------------------------------------
                                                   $        48,547      $       50,610
                                                 --------------------------------------

Inventories contained components and assemblies in excess of the Company's current estimated requirements and were, therefore, reserved at March 31, 2000 and 1999. The Company charged $3.3 million in Fiscal 2000 and $20.3 million in Fiscal 1999 to cost of sales due to ongoing inventory valuation analysis for excess and obsolete inventories as a result of product transitions.

PROPERTY AND EQUIPMENT. Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term. Included in property and equipment are assets held under capital leases with a cost of $721,000 as of March 31, 2000, and $2,517,000 as of March 31, 1999.
Accumulated amortization on leased assets was $320,000 as of March 31, 2000, and $974,000 as of March 31, 1999.

OTHER ASSETS. Other assets include goodwill and other intangible assets that are being amortized on a straight line basis over their estimated useful lives, ranging from five to ten years, as well as minority investments accounted for using the cost method of accounting. Goodwill is the excess of the purchase price over the fair value of net assets acquired. Goodwill, gross of accumulated amortization, amounted to $2,778,000 as of March 31, 2000 and March 31, 1999. Accumulated amortization of goodwill amounted to $1,721,000 at March 31, 2000 and $959,000 at March 31, 1999. The Company continually reviews goodwill and other intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected future operating cash flows are lower than the carrying value. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to be Disposed of," goodwill of $9.7 million, net of accumulated amortization related to the purchase of Granger, Inc., was written off in the third quarter of Fiscal 1999. This write-off is included in Merger and Restructuring expenses in the Consolidated Statements of Operations. In March 1999, the assets of Granger, Inc. were sold at net book value of $3.2 million with extended payment terms to Granger's former managers.

ACCRUED LIABILITIES. Accrued liabilities included the following:

                                                                March 31,
                                                 --------------------------------------
                                                       2000                1999
                                                 --------------------------------------
                                                             (in thousands)
       Customer deposits                           $           770      $        3,170
       Accrued payroll and benefits                          4,703               2,628
       Accrued commissions                                   1,929               4,986
       Accrued warranty                                      5,533               3,033
       Accrued restructuring                                   892               3,998
       Accrued purchase order
           Cancellation and other
           Costs                                             5,296              15,482
       Other                                                11,847               7,316
                                                 --------------------------------------
                                                   $        30,970      $       40,613
                                                 --------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME. SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income
(loss) and its components. SFAS No. 130 requires companies to report a "comprehensive income (loss)" that includes unrealized holding gains and losses and other items that have previously been excluded from net income (loss) and reflected instead in stockholders' equity. Comprehensive income (loss) for the Company consists of net income (loss) plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments.

The accumulated balances for each component of accumulated other comprehensive income (loss) are as follows:

                                                        MARCH 31,
                                                        ---------
                                                 2000              1999
                                                 ----              ----
                                                     (in thousands)
Unrealized holding gain (loss) on
     Available-for-sale securities           $        176      $     (1,665)
Foreign exchange translation adjustments           (5,973)           (2,833)
                                             ------------      ------------
                                             $     (5,797)     $     (4,498)
                                             ============      ============

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

Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying Consolidated Statements of Operations. The net foreign exchange loss was $930,000 in Fiscal 2000, a gain of $799,000 in Fiscal 1999, and a loss of $1,070,000 in Fiscal 1998.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS. The Company hedges certain portions of its exposure to foreign currency fluctuations through the use of forward foreign exchange contracts. The Company enters into forward foreign exchange contracts for purposes other than trading, but the Company does not engage in foreign currency speculation. Forward foreign exchange contracts represent agreements to buy or sell a specified amount of foreign currency at a specified price in the future. These contracts generally have maturities that do not exceed one month. At March 31, 2000, the Company had forward foreign exchange contracts to exchange various foreign currencies for U.S. dollars in the aggregate amount of $45.8 million, primarily in New Zealand dollars, British pounds, and European Currency Units. Gains and losses associated with currency rate changes on forward foreign exchange contracts are recorded in income if they offset corresponding gains and losses on the foreign currency-denominated assets, liabilities, and shipment of product hedged, or deferred if the foreign currency order has not shipped. Therefore, the carrying value of forward foreign exchange contracts approximates their fair value. The Company believes that the credit risk with respect to its forward foreign exchange contracts is minimal because the Company enters into contracts with major financial institutions. Market risk with respect to forward foreign exchange contracts is offset by the corresponding exposure related to the underlying assets, liabilities, and shipments of product.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments to financial institutions evaluated as highly creditworthy. Trade receivables concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations potentially subject the Company to concentration of credit risk. The Company actively markets and sells products in North America, Europe, China, the Asia/Pacific region, Africa, and Latin America. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral, although certain sales to China, the Asia/Pacific region, Europe, Latin America, and Africa are paid through letters of credit.

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

EARNINGS (LOSS) PER SHARE. Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares and potentially dilutive securities outstanding during the period. Net loss per share is computed using only the weighted average number of common shares outstanding during the period, as the inclusion of potentially dilutive securities would be anti-dilutive.

As of March 31, 2000, there were 192,000 weighted-average options outstanding to purchase shares of Common Stock that were not included in the computation of diluted earnings per share, as the options exercise prices were greater than the average market price of the shares of Common Stock. As of March 31, 1999, there were 4,344,000 weighted-average options outstanding and 1,983,000 warrants to purchase shares of Common Stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in Fiscal 1999. Additionally, there were 1,998,000 weighted-average options outstanding as of March 31, 1998, to purchase shares of Common Stock that were not included in the computation of diluted earnings per share, as the options' exercise prices were greater than the average market price of the shares of Common Stock. Also excluded from the computation of diluted earnings per share were warrants to acquire 2,259,000 shares of Common Stock in Fiscal 1998 as the warrants' exercise prices were greater than the average market price of the shares of Common Stock.

STOCK COMPENSATION. The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Note 5 of the Notes to Consolidated Financial Statements contains a summary of the pro forma effects on reported net income (loss) and earnings per share information for Fiscal 2000, 1999, and 1998, based on the fair market value of the options granted at the grant date as prescribed by SFAS No. 123.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for companies with fiscal years beginning after June 15, 2000, and requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company believes that the adoption of this new pronouncement will not have a material effect on the Company's financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB 101 as required in the first quarter of Fiscal 2001 and is evaluating the effect that such adoption may have on its consolidated results of operations and financial position.

NOTE 3. Commitments and Contingencies

The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under noncancelable operating and capital leases that expire at various periods through 2018. At March 31, 2000, future minimum payment obligations under these leases were as follows:

                                                          Years ending March 31,
                                                 --------------------------------------
                                                      Capital           Operating
                                                 ------------------ -------------------
                                                            (in thousands)
       2001                                        $           180      $        3,731
       2002                                                      -               4,640
       2003                                                      -               4,267
       2004                                                      -               4,231
       2005                                                      -               4,281
                                                 ------------------
       2006 and beyond                                           -              29,258
                                                 --------------------------------------
       Future minimum lease payments                           180      $       50,408
                                                                    -------------------
       Less amount representing interest

       (averaging 15%)                                         (13)
                                                 ------------------
       Present value of future minimum lease                   167
       payments

       Less current maturities                                (167)

                                                 ------------------
       Long-term lease obligations                 $             -
                                                 ------------------

Rent expense under operating leases was approximately $3,897,000 for the year ended March 31, 2000, $5,255,000 for the year ended March 31, 1999, and $6,083,000 for the year ended March 31, 1998.

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

NOTE 4. Income Taxes

The Company provides for income taxes using as asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

The domestic and foreign components of income (loss) before provision for income taxes were as follows:

                                                                  Years ended March 31,
                                                 --------------------------------------------------------
                                                       2000                1999               1998
                                                 --------------------------------------------------------
                                                                     (in thousands)
       Domestic                                    $        14,006      $     (91,230)      $     19,861
       Foreign                                               1,164             (4,892)             2,814
                                                 --------------------------------------------------------
                                                   $        15,170      $     (96,122)      $     22,675
                                                 --------------------------------------------------------

The provision for income taxes consisted of the following:

                                                                  Years ended March 31,
                                                 --------------------------------------------------------
                                                       2000                1999               1998
                                                 --------------------------------------------------------
                                                                     (in thousands)
       Current:
           Federal                                 $            38      $            -      $      6,770
           State                                                37                   -               365
           Foreign                                           2,434                 321             3,047
                                                 --------------------------------------------------------
                Total current                                2,509                 321            10,182
       Deferred                                                525                 286            (6,325)
                                                 --------------------------------------------------------
                                                   $         3,034      $          607      $      3,857
                                                 --------------------------------------------------------

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

                                                                  Years ended March 31,
                                                 --------------------------------------------------------
                                                       2000                1999               1998
                                                 --------------------------------------------------------
                                                                     (in thousands)
       Expected tax provision (benefit)            $         5,310      $      (32,681)     $      7,709
       State taxes net of Federal benefit                      348              (2,403)              565
       Change in valuation allowance                        (2,873)             32,385            (4,474)
       Non-deductible acquisition costs                          -                 443             2,333
       Non-deductible goodwill                                   -               3,863               371
       FSC commission                                            -                   -            (1,657)
       Other                                                   249              (1,000)             (990)
                                                 --------------------------------------------------------
                                                   $         3,034      $          607      $      3,857
                                                 --------------------------------------------------------

The major components of the net deferred tax asset consisted of the following:

                                                         Years ending March 31,
                                                 --------------------------------------
                                                       2000                1999
                                                 --------------------------------------
                                                            (in thousands)
       Inventory reserves                          $        10,058      $       11,652
       Restructuring reserves                                2,472               7,591
       Warranty reserves                                     1,980               1,055
       Bad debt reserves                                     1,376               1,067
       Accrued commissions                                     598                 747
       Net operating loss carry forwards                    20,667              21,841
       Tax credits                                           9,476               9,328
       Other                                                 5,261               3,204
                                                 --------------------------------------
                                                            51,888              56,485
       Less: Valuation allowance                           (50,603)            (53,476)
                                                 --------------------------------------
       Net deferred tax asset                      $         1,285      $        3,009
                                                 --------------------------------------

The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized by the Company. In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company believes it is more likely than not that the Company will not fully realize these benefits and, accordingly, has continued to provide a valuation allowance for them.

At March 31, 2000, the Company had U.S. federal and state net operating loss carryforwards available to offset future taxable income, if any, of approximately $58,000,000 and $966,000, respectively. The net operating losses expire in various years through 2019. In addition, foreign net operating loss carryforwards at March 31, 2000 total $3,200,000. Tax credits include approximately $4,800,000 of federal minimum tax and state research credits that carryforward indefinitely. The remaining tax credits of $4,600,000 are federal and state credits that expire in various years through 2019. The Internal Revenue Code contains provisions which may limit the net operating loss carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

NOTE 5. Common Stock

STOCK OPTION PLANS. The Company's 1984 Stock Option Plan (the "1984 Plan") provides for the grant of both incentive and nonqualified stock options to key employees and certain independent contractors of the Company. At March 31, 2000 options to purchase 91,376 shares of Common Stock were outstanding under the 1984 Plan, of which 91,376 shares were exercisable at an average exercise price of $8.43 per share. Upon the adoption of the Company's 1994 Stock Incentive Plan ("the 1994 Plan"), the Company terminated future grants under the 1984 Plan.

In July 1994, the stockholders approved 2,366,660 shares of Common Stock to be reserved for issuance under the 1994 Plan over a ten-year term. In August 1996, the stockholders approved the reservation for issuance of 2,000,000 additional shares of Common Stock under the 1994 Plan. In March 1998, the stockholders approved the reservation for issuance of 2,500,000 additional shares of Common Stock under the 1994 Plan. The terms of the 1994 Plan also provide for an automatic increase on the first trading day of each calendar year for five years after the adoption of the 1994 Plan, beginning January 1995, of an amount equal to one percent (1%) of the number of shares of Common Stock outstanding, but in no event is such annual increase to exceed 300,000 shares. The total number of shares of Common Stock reserved for issuance under the 1994 Plan is 7,766,660. At March 31, 2000, options to purchase 4,596,471 shares were outstanding, of which 1,315,900 were exercisable at an average exercise price of $9.64 per share. At March 31, 2000, the number of shares available for future grant was 328,778.

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

In April 1996, the Company adopted the 1996 Non-Officer Employee Stock Option Plan (the "1996 Plan"). The 1996 Plan authorizes 1,000,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue in the service of the Company. The 1996 Plan will terminate on the date on which all shares available have been issued. At March 31, 2000, 598,182 shares were outstanding, of which 129,528 were exercisable, at an average exercise price of $6.36 per share, and 48,730 shares were available for future grants.

In November 1997, the Company adopted the 1998 Non-Officer Employee Stock Option Plan (the "1998 Plan"), which became effective on January 2, 1998. The 1998 Plan authorizes 500,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue in the service of the Company. The 1998 Plan will terminate on the date on which all shares available have been issued. At March 31, 2000, there were 371,836 options outstanding, of which 42,716 were exercisable at an average price of $3.13, and 84,160 were available for future grants.

The 1999 Stock Incentive Plan (the "1999 Incentive Plan"), approved by the Company's stockholders in August 1999, provides for the issuance of stock options covering up to 2,500,000 shares of Common Stock of the Company. The 1999 Incentive Plan enables the Company to grant options as needed to retain and attract talented employees. At March 31, 2000, there were 379,525 options outstanding, of which no options were exercisable and 2,120,475 were available for future grant.

In connection with the Company's merger with MAS Technology (see Note 7), the Company assumed the MAS Technology 1997 Stock Option Plan (the "1997 MAS Plan") under the same terms and conditions as were applicable under the 1997 MAS Plan prior to the merger. Each outstanding option to purchase MAS ordinary shares, whether vested or unvested, was assumed and converted into an option to receive
1.20 shares of the Company's Common Stock. The 1997 MAS Plan provided for the grant of stock options to employees and certain independent contractors of MAS. Options granted under the 1997 MAS Plan vest from one to three years from the date of grant. Additionally, options granted under the 1997 MAS Plan automatically vest upon the involuntary termination of the employment of an option holder within 18 months of the change in ownership of the Company. At March 31, 2000, options to purchase 227,088 shares of Common Stock were outstanding under the 1997 MAS Plan, of which 4,000 were exercisable at an average exercise price of $12.91 per share. The 1997 MAS Plan has been terminated as to future grants.

In connection with the Company's merger with Innova Corporation (see Note 7), the Company assumed the 1990 Innova Stock Option Plan and the 1997 Director Stock Option Plan (the "Innova Plans") under the same terms and conditions as were applicable under the Innova Plans prior to the merger. Each outstanding option to purchase Innova common shares was assumed and converted into an option to receive 1.05 shares of the

Company's Common Stock. The Innova Plans provided for the grant of stock options to employees, directors, and certain vendors of Innova. At March 31, 2000, options to purchase 104,731 shares of Common Stock were outstanding under the 1990 Innova Stock Option Plan and 42,000 shares of Common Stock were outstanding under the 1997 Innova Director Stock Option Plan, of which all stock options under both plans were exercisable at an average exercise price of $5.66 per share. The Innova Plans have been terminated as to future grants.

At March 31, 2000, the Company had reserved 8,993,352 shares for future issuance under all stock options plans for which there were options outstanding or available for grant as of March 31, 2000.

The following table summarizes the Company's stock option activity under all of its stock option plans:

                                                                      FISCAL YEARS ENDED MARCH 31,
                                                                      ----------------------------
                                                  2000                             1999                           1998
                                        SHARES      WEIGHTED AVG         Shares      Weighted Avg        Shares     Weighted Avg
                                                    EXERCISE PRICE                   Exercise Price                 Exercise Price
                                     -----------------------------------------------------------------------------------------------
(shares in thousands)
Options outstanding at beginning
of year                                      8,871    $         7.51          7,055     $       8.86        5,633     $        6.12
   Granted                                   1,790             18.03          3,768             6.69        3,778             10.56
   Exercised                                (3,726)             5.52           (441)            2.99       (1,424)             5.63
   Expired or canceled                        (523)             9.45         (1,511)           12.64         (932)             4.77
                                     -----------------------------------------------------------------------------------------------
Options outstanding at end of year

                                             6,412    $        10.72          8,871     $       7.51        7,055     $        8.86
                                     -----------------------------------------------------------------------------------------------
Exercisable at end of year                   1,730                            3,928                         1,882
   Weighted average fair
   value of options granted           $      11.05                     $       2.86                    $     5.62
                                     -----------------------------------------------------------------------------------------------

The following summarizes the stock options outstanding at March 31, 2000:

                                              OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                           ----------------------------------------------------------------------------------------------
   ACTUAL RANGE OF             NUMBER           WEIGHTED AVG         WEIGHTED AVG         NUMBER         WEIGHTED AVG
   EXERCISE PRICES           OUTSTANDING         REMAINING          EXERCISE PRICE     EXERCISABLE      EXERCISE PRICE
                               3/31/00        CONTRACTUAL LIFE                           3/31/00
(shares in thousands)
        $ 0.23 - 4.69                1,385                  7.90      $         3.45             302      $         3.14
        $ 4.69 - 9.00                1,597                  7.84                7.25             656                6.78
       $ 9.06 - 12.13                1,397                  7.79               11.30             321               10.30
      $ 12.19 - 14.75                1,324                  7.83               13.43             350               13.20
      $ 15.00 - 41.81                  709                  8.84               26.53             101               19.62
-------------------------------------------------------------------------------------------------------------------------
        $0.23 - 41.81                6,412                  7.95      $        10.72           1,730      $         8.84

In accordance with the disclosure requirements of SFAS No.123, if the Company had elected to recognize compensation cost based on the fair market value of the options granted at grant date as prescribed, income and earnings per share would have been reduced to the pro forma amounts indicated in the table below. The pro forma effect on net income for Fiscal 2000, 1999, and 1998 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to Fiscal 1996.

                                                                      2000               1999               1998
                                                              --------------------------------------------------------
                                                                      (in thousands, except per share amounts)
    Net income (loss) - as reported                               $         12,136     $     (96,729)      $     18,818
    Net income (loss) - pro forma                                 $          4,120     $    (107,515)      $      9,746
    Basic earnings per share - as reported                        $           0.18     $       (1.57)      $       0.37
    Basic earnings per share - pro forma                          $           0.06     $       (1.75)      $       0.19
    Diluted earnings per share - as reported                      $           0.17     $       (1.57)      $       0.35
    Diluted earnings per share - pro forma                        $           0.06     $       (1.75)      $       0.18

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                      2000               1999               1998
                                                              --------------------------------------------------------
    Expected dividend yield                                                   0.0%               0.0%              0.0%
    Expected stock volatility                                                79.7%              78.6%             74.7%
    Risk-free interest rate                                             4.8 - 7.5%         4.8 - 5.6%       5.5% - 6.4%
    Expected life of options from vest date                              1.4 YEARS          0.9 years         0.8 years
    Forfeiture rate                                                         ACTUAL             actual            actual

WARRANTS. In connection with the Innova merger, the Company assumed the outstanding warrants of Innova to purchase common stock of Innova. The Innova warrants were issued in conjunction with various financing rounds. No separate values were assigned to the warrants as the values were not significant at the date of issuance, other than warrants for 21,500 shares of Innova common stock with an exercise price of $6.96 per share issued in connection with debt financing in April 1997. There were 21,500 warrants outstanding at March 31, 2000, 1,889,000 outstanding at March 31, 1999, and 2,152,000 outstanding at March 31, 1998. The warrants expire May 31, 1999, through April 30, 2002. Upon exercise of these warrants, each warrant is converted to 1.05 shares of the Company's Common Stock.

EMPLOYEE STOCK PURCHASE PLANS. In August 1996, the Company adopted an Employee Stock Purchase Plan (the "1996 Purchase Plan") and reserved 600,000 shares of Common Stock for issuance under the 1996 Purchase Plan. Employees, subject to certain restrictions, were able to purchase Common Stock under the 1996 Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1996 Purchase Plan. The Company sold 372,345 shares in Fiscal 1999, and 166,597 shares in Fiscal 1998 under the Purchase Plan. At March 31, 1999, no shares remained available for future issuance under the 1996 Purchase Plan. Accordingly, in June 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan") and reserved 900,000 shares of Common Stock for issuance under the 1999 Purchase Plan. Employees, subject to certain restrictions, may purchase Common Stock under the 1999 Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1999 Purchase Plan. The Company sold 93,189 shares in Fiscal 2000 under the 1999 Purchase Plan.

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

NOTE 6. Operating Segment and Geographic Information

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," as of March 31, 1999. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about products, geographic information, and major customers. Operating segment information for Fiscal 2000, Fiscal 1999, and 1998 is also presented in accordance with SFAS No. 131. See Note 1 for a brief description of the Company's business.

The Company is organized into two operating segments: Products and Services. The Chief Executive Officer ("CEO") has been identified as the Chief Operating Decision-Maker as defined by SFAS 131. Resources are allocated to each of these groups using information on their revenues and operating profits before interest and taxes.

The Products operating segment includes the SPECTRUM II, XP4, DART, Altium, and DXR digital microwave systems for digital transmission markets, and designs, develops, and manufactures these products in Seattle, Washington; San Jose, California; and, Wellington, New Zealand. The Services operating segment includes, but is not limited to, installation, repair, network design, path surveys, integration, and other services. The Company maintains regional service centers in San Jose, California; and Lanarkshire, Scotland; and Clark Field, Pampanga, Philippines.

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

                                                    2000                1999              1998
                                             ----------------------------------------------------
                                                             (in thousands)
    PRODUCTS
    Revenues                                       $285,449            $215,545         $320,688
    Operating profit (loss)                          15,924             (94,186)          16,572

    SERVICES
    Revenues                                         15,054              20,954           24,428
    Operating profit (loss)                          (1,399)             (1,961)           3,159

    TOTAL
    Revenues                                       $300,503            $236,499         $345,116
    Operating profit (loss)                          14,525             (96,147)          19,731

One customer accounted for 16% of net sales for Fiscal 2000. No other customers accounted for more than 10% of net sales during Fiscal 2000, 1999, or 1998. At March 31, 2000 three customers accounted for 59% of the backlog. There can be no assurance that our current customers will continue to place orders with us, that orders by existing customers will continue to be at levels of previous periods, or that we will be able to obtain orders from new customers. Our customers typically are not contractually obligated to purchase any quantity of products in any particular period and product sales to major customers have varied widely from period to period.

Revenues by product from unaffiliated customers for Fiscal 2000, 1999, and 1998 are as follows:

                                                     2000                1999               1998
                                                 --------------------------------------------------
                                                               (in thousands)
      SPECTRUM II                                   $122,349            $111,823          $175,326
      XP4                                             61,700              32,247            36,100
      DXR                                             40,302              32,513            30,589
      Altium                                          47,534               5,259                 -
      Quantum*                                             -               7,227            23,936
      M-Series*                                            -               3,581            13,596
      Other Products                                  13,564              22,895            41,141
                                                 --------------------------------------------------
      Total Products                                 285,449            $215,545          $320,688
      Total Services                                  15,054              20,954            24,428
                                                 --------------------------------------------------
      Total Revenue                                 $300,503            $236,499          $345,116
                                                 --------------------------------------------------

         *Included in other product in Fiscal 2000.

Revenues by geographic region from unaffiliated customers for Fiscal 2000, 1999, and 1998 are as follows:

                                                      2000                1999               1998
                                                 --------------------------------------------------
                                                                     (in thousands)
          United States                             $ 62,990            $ 31,753          $ 25,800
          Mexico*                                     32,106              14,619                 -
          Other Americas                              24,201              37,592            60,146
          Europe/Middle East                          81,761              83,242           146,812
          Africa                                      19,087              19,036            16,283
          China**                                     48,325              18,100                 -
          Other Asia/Pacific                          32,033              32,157            96,075
                                                 --------------------------------------------------
          Total revenues                            $300,503            $236,499          $345,116
                                                 --------------------------------------------------

                  * Included in other Americas in 1998.
                  ** Included in other Asia/Pacific in 1998.

Long-lived assets consisted primarily of property and equipment during Fiscal 2000 and 1999. Net property and equipment by country was as follows:

                                                     2000                1999
                                                 -------------------------------
                                                          (in thousands)
          United States                             $29,423             $28,043
          United Kingdom                              9,719              11,621
          Other foreign countries                     4,659               3,361
                                                 -------------------------------
          Net property and
               Equipment                            $43,801             $43,025
                                                 -------------------------------

NOTE 7. Mergers and Acquisitions

In May 1997, the Company acquired all of the outstanding shares of Granger, Inc., a U.S. manufacturer of wireless products and provider of installation services. The purchase price of Granger, Inc., including the assumption of debt and the purchase of certain product rights, totaled $14.7 million. A portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of the tangible assets acquired was $5.8 million and liabilities assumed was $1.9 million. The purchase price in excess of the net assets acquired of $10.8 million was recorded as goodwill on the balance sheet. (See Note 2 above). The acquisition was accounted for using the purchase method of accounting. Accordingly, the accompanying financial statements include the results of Granger, Inc., since the date of acquisition. No pro forma financial statements for the periods presented have been provided due to the amounts being immaterial.

In addition, concurrent with the acquisition of Granger, Inc., the Company made a minority investment in Granger Associates, Ltd., a privately held company based in the United Kingdom, for $4.0 million. This minority investment has been accounted for using the cost method of accounting. In Fiscal 1999, the Company sold approximately 10% of this investment for $470,000. Also in Fiscal 2000, the Company sold approximately 40% of its remaining investment for proceeds of $2.1 million and realized a gain of $480,000 which is reflected in other income in the accompanying consolidated statement of operation.

In March 1998, the stockholders approved the issuance of Common Stock of the Company pursuant to an agreement to merge with MAS Technology Limited ("MAS Technology"), a New Zealand company, which designs, manufactures, markets, and supports digital microwave radio links for the worldwide telecommunications market. Under the terms of the agreement, the Company exchanged 1.2 shares of its Common Stock for each outstanding share of MAS Technology stock and stock options. The Company issued approximately 8.2 million shares to MAS Technology share and option holders. The combination was qualified as a tax-free reorganization accounted for as a pooling-of-interests transaction. Accordingly, the historical financial statements of the Company have been restated to reflect the results of MAS Technology for all periods presented.

In October 1998, the stockholders approved the issuance of Common Stock of the Company pursuant to an agreement to merge with Innova Corporation ("Innova"), a Washington corporation, which designs, manufactures, markets, and supports digital microwave radio links for the worldwide telecommunications market. Under the terms of the agreement, the Company exchanged 1.05 shares of its Common Stock for each outstanding share of Innova stock, stock options, and warrants. The Company issued approximately 14.7 million shares to Innova shareholders upon consummation of the merger. The combination qualified as a tax-free reorganization accounted for as a pooling-of-interests transaction. Accordingly, the historical financial statements of the Company have been restated to reflect the results of Innova for all periods presented.

The following table shows the reconciliation of the historical results of the Company to the results presented in the accompanying Statements of Operations for Fiscal 1998 for the Innova merger:

                                                Year ended
                                                 March 31
                                                   1998
                                           -------------------
Revenue:     Digital Microwave              $          310,490
             Innova                                     36,100
             Intercompany sales                        (1,474)
                                           -------------------
             Total                          $          345,116
                                           -------------------

Net Income:  Digital Microwave              $           19,878
             Innova                                    (1,060)
             Intercompany profit
             eliminations                                    -
                                           -------------------
             Total                          $           18,818
                                           -------------------

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

Merger and restructuring charges of $29.9 million were recorded in Fiscal 1999. As a result of the slowdown in the demand for the Company's products, which began with the downturn in various Asian economies in which the Company sells its products, and additionally accelerated by the heightened pricing and competitive pressures of the telecommunications market in Europe and other regions of the world in Fiscal 1998 and Fiscal 1999, the Company undertook strategic cost savings measures to reflect reduced sales levels and to make the Company more competitive in the future. The Company consolidated its facilities in San Jose, California and reduced its occupancy, primarily for manufacturing, from approximately 230,000 square feet to 132,000 square feet. Also, the Company discontinued its manufacturing operation in Scotland and now maintains a regional service and repair center in Scotland. Additionally, the Company closed various worldwide sales offices, some of which, as a result of the merger with MAS Technology in March 1998, were duplications of regional coverage. The closing of the facilities discussed above were completed in Fiscal 1999. Facility consolidation costs totaled $4.1 million, of which $1.8 million was paid in Fiscal 1999 and the remaining $2.3 million in Fiscal 2000.

Concurrent with the facilities closures, the Company reduced its workforce by 312 employees or 27% of its average Fiscal 1998 workforce of 1,147. Of the 312 employees affected, 71% were manufacturing related positions, 7% were research and development positions and 22% were in sales, marketing and administration. The workforce reductions were completed by March 31, 1999. Severance costs totaled $4.2 million in Fiscal 1999 of which $3.3 million was paid in Fiscal 1999, $0.4 million was paid in Fiscal 2000 and $0.5 remains to be paid during Fiscal 2001. Payments in Fiscal 2001 are for extended severance pay and benefits elected by the employee in lieu of a lump sum distribution at date of termination.

The Company also discontinued projects related to the implementation of enterprise-wide software purchased for internal use totaling $5.8 million of which $0.6 million was paid in Fiscal 1998, $4.4 million was paid in Fiscal 1999, $0.4 million was paid in Fiscal 2000, and the remaining $0.4 million will be paid during Fiscal 2001, consisting of software commitments.

Merger costs expensed in Fiscal 1999, related to the merger of Innova consummated in October 1998, totaled $2.7 million and consisted of $1.6 million to investment bankers, $0.7 million for legal and accounting services, and $0.4 million for other direct merger related expenses. All expenses were paid in Fiscal 1999.

As part of the restructuring in the third quarter of Fiscal 1999, the Company concluded that the carrying value of the Company's investment in Granger, Inc., a wholly owned subsidiary, was impaired due to changes in business conditions including the slowdown in demand for its products in the U.S. PCS market. Accordingly, the Company wrote-off $9.6 million of goodwill related to the Granger acquisition. In addition, the Company wrote-off other assets, primarily assets of Granger, Inc., totaling $3.5 million. No facilities were closed or employees terminated as part of the write-down of assets. In March 1999, Granger was subsequently sold at net book value for $3.2 million with extended payment terms to Granger's former managers.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Digital Microwave Corporation:

We have audited the accompanying consolidated balance sheets of Digital Microwave Corporation (a Delaware corporation) and subsidiaries as of March 31, 2000 and 1999, and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Microwave Corporation and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                        /s/ ARTHUR ANDERSEN LLP

San Jose, California
April 21, 2000

STOCK INFORMATION

The Company's Common Stock is traded on the Nasdaq National Market under the symbol DMIC. The following table sets forth the high and low closing sales prices of the Company's Common Stock as reported by Nasdaq for the periods indicated.

                                                   Fiscal year ended March 31,
                                  ---------------------------------------------------------------
                                                    2000                          1999
                                  ---------------------------------------------------------------
                                            HIGH            LOW            high            low
                                  ---------------------------------------------------------------
       1st Quarter                          15.13           7.56           $14.50          $7.00
       2nd Quarter                          16.06          10.84             7.63           2.88
       3rd Quarter                          25.00          12.81             6.84           2.38
       4th Quarter                          48.50          21.09            10.50           6.50

The Company has not paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future in order to retain earnings for use in its business. At March 31, 2000, there were approximately 339 stockholders of record.