Form 10-K, Exhibit 13
period 2001-03-31
DMC STRATEX NETWORKS INC
filed 2001-06-29
CIK 812703

Financial Highlights and Stock Information

	Years ended March 31,
	2001	2000	1999	1998	1997
	(in thousands, except per share data and number of employees)
Net sales	$417,661	$300,503	$236,499	$345,116	$213,441
Net income (loss)	$(6,995)	$12,136	$(96,729)	$18,818	$6,461
Diluted earnings (loss) per share	$(0.10)	$0.17	$(1.57)	$0.35	$0.13
Total assets	$326,780	$337,441	$202,164	$297,196	$200,504
Working capital	$197,533	$209,161	$85,247	$167,623	$105,233
Stockholders' equity	$259,863	$264,392	$131,213	$226,600	$87,947
Total employees at year end	1,184	974	873	1,324	939
Diluted weighted average shares outstanding	73,391	71,642	61,601	54,459	50,464

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

Overview

    We design, manufacture, and market advanced wireless solutions for worldwide telephone network interconnection and access. DMC Stratex Networks, Inc. was founded in 1984 and has shipped over 211,000 microwave radios worldwide.

    We have equipment installed in over 90 countries, and a significant portion of our revenue is derived from sales outside the United States. Our revenues from sales for equipment and services outside the United States were 69% in Fiscal 2001, 79% in Fiscal 2000, and 87% in Fiscal 1999.

1 of 34

Results of Operations

    The following table sets forth the percentage relationships of certain items from our Consolidated Statements of Operations as a percentage of net sales for the periods indicated:

	Years ended March 31,
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	69.1	69.8	78.4
Inventory valuation charges	3.7	—	16.0

Gross profit	27.2	30.2	5.6
Research and development	5.7	8.1	10.2
Selling, general and administrative	15.1	17.3	23.4
Merger and restructuring	—	—	12.7
Receivable valuation charges	5.3	—	—

Operating income (loss)	1.1	4.8	(40.7)
Write down of investments and other assets	(3.3)	—	—
Interest income and other, net	0.8	0.5	0.2
Interest expense	—	(0.3)	(0.1)

Income (loss) before provision for income taxes	(1.4)	5.0	(40.6)
Provision for income taxes	0.3	1.0	0.3

Net income (loss)	(1.7)%	4.0%	(40.9)%

Year Ended March 31, 2001 Compared to the Year Ended March 31, 2000

    Net Sales.  Net sales for Fiscal 2001 were $417.7 million, a 39% increase compared to net sales of $300.5 million in Fiscal 2000. The increase in net sales occurred across most of our major product families which includes Altium™, SPECTRUM™ II, XP4, and DXR® product lines. Net sales of the Altium product line increased to $109.1 million in Fiscal 2001 from $47.5 million in Fiscal 2000. Net sales of the XP4 product line increased to $114.4 million in Fiscal 2001 from $61.7 million in Fiscal 2000. Net sales for other products amounted to $22.4 million in Fiscal 2001 compared to $13.6 million in Fiscal 2000. The SPECTRUM product line net sales decreased to $104.7 million in Fiscal 2001 from $122.3 million in Fiscal 2000 as we transitioned customers to XP4. Net sales of the DXR product line decreased to $35.6 million in Fiscal 2001 from $40.3 million in Fiscal 2000 due to project delays. Service revenue increased to $31.5 million in Fiscal 2001 from $15.1 million in Fiscal 2000. The increase in service revenue was primarily attributable to higher field installation contracts.

    The increase in net sales for Fiscal 2001 compared to Fiscal 2000 occurred across all our geographic regions, except for the Asia/Pacific region. Sales to Europe/Middle East region customers increased by 25% to $102.1 million in Fiscal 2001 compared to $81.8 million in Fiscal 2000. Net sales increased in the Americas to $214.4 million in Fiscal 2001 from $119.3 million in Fiscal 2000. Net sales to U.S. customers, included in the Americas region, increased to $130.2 million in Fiscal 2001 from $63.0 million in Fiscal 2000. Net sales to customers in Mexico, which also is included in the Americas region, increased to $40.5 million in Fiscal 2001 from $32.1 million in Fiscal 2000. Net sales in the Asia/Pacific region decreased to $77.2 million in Fiscal 2001 from $80.4 million in Fiscal 2000. Net sales to China, included in the Asia/Pacific region, decreased to $35.4 million in Fiscal 2001 from $48.3 million in Fiscal 2000 due to factory delays in fulfilling China orders. China backlog at the end of Fiscal 2001 was $40.0 million. See Note 6 of the Notes to Consolidated Financial Statements in this Annual Report.

2 of 34

    New orders for Fiscal 2001 were $492.8 million, an increase of 40% compared to orders during Fiscal 2000 of $351.1 million. The backlog at March 31, 2001, was $160.3 million compared to $111.8 million at March 31, 2000.

    We include in our backlog all purchase orders that specify product shipment within one year of the order date. Orders in our current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of sales for any future period.

    Gross Profit.  Gross profit as a percentage of net sales decreased in Fiscal 2001 to 27.2% from 30.2% in Fiscal 2000. Our gross profit in Fiscal 2001 was adversely affected by inventory valuation charges of $15.4 million, or 3.7% of net sales. As a result of the rapid decline of the U.S. Competitive Local Exchange Carrier (CLEC) market in the fourth quarter of Fiscal 2001, which included recent Chapter 11 bankruptcy filings by some of our U.S. customers, we recorded a $12.4 million reserve for excess and obsolescence in Fiscal 2001. Also, liabilities of $3.0 million were recognized in Fiscal 2001 to account for vendor cancellation charges on purchase order commitments resulting from the future revenue reductions in the CLEC market.

    Cost of sales, excluding inventory valuation charges, decreased to 69.1% of net sales in Fiscal 2001 from 69.8% in Fiscal 2000. The decrease in cost of sales was primarily the result of higher Altium product sales. The Altium product line has better margins compared to our other product lines.

    Research and Development Expenses.  In Fiscal 2001, research and development expenses decreased slightly to $24.0 million from $24.4 million in Fiscal 2000. As a percentage of net sales, research and development expenses were 5.7% in Fiscal 2001 compared to 8.1% in Fiscal 2000. Research and development expenses in Fiscal 2001 were primarily incurred in connection with development of the high capacity Millennium product line as well as the continued development of the DXR 700 and XP4Plus product lines. We intend to continue our new product rollouts in order to maintain and enhance our competitive position.

    Selling, General, and Administrative Expenses.  In Fiscal 2001, selling, general, and administrative expenses increased to $62.7 million from $52.0 million in Fiscal 2000. As a percentage of net sales, selling, general and administrative expenses decreased to 15.1% in Fiscal 2001 from 17.3% in Fiscal 2000. The increase in selling, general, and administrative expenses in absolute dollars for Fiscal 2001 compared to Fiscal 2000 was attributable to a 23% increase in headcount.

    Receivable Valuation Charges.  Receivable valuation charges of $22.0 million were recorded in Fiscal 2001. These charges were recorded for CLEC accounts receivable deemed not collectable. As noted above, some of our CLEC customers recently filed for Chapter 11 bankruptcy protection.

    Write Down of Investments and Other Assets.  In Fiscal 2001, we recorded a $14.0 impairment loss related to our minority investments in several telecommunications companies. This impairment was a result of the rapid decline in the CLEC market noted above, the recent decline in stock market valuations, and the general decline in the economy. In the fourth quarter, we evaluated whether such conditions affected the recorded amounts for investments held by us. As a result of this review, we determined that the recorded value for certain investments exceeded their fair value and that these losses were non-temporary in nature. Fair value for our publicly traded securities was estimated based upon recent and projected future valuations, taking into account the length of time the investments have previously been held. Fair value for our privately held investments was estimated using projected financial results and comparisons with other companies in similar industries.

    Interest Income and Other, Net.  Interest income was $5.1 million in Fiscal 2001 compared to $2.5 million in Fiscal 2000. The increase was primarily due to higher average cash balances available for

3 of 34

investing as a result of approximately $100 million in proceeds from the sale of our common stock in the third and fourth quarter of Fiscal 2000. Other expenses of $1.7 million in Fiscal 2001 and $1.1 million in Fiscal 2000 were primarily due to foreign exchange losses, net of gains.

    Interest Expense.  Interest expense for Fiscal 2001 was $0.1 million compared to $0.7 million in Fiscal 2000. The decrease is primarily attributed to the decrease in lease obligations in Fiscal 2001.

    Provision for Income Taxes.  We recorded an income tax provision in each of Fiscal 2001 and Fiscal 2000 primarily related to taxable income at certain of our foreign subsidiaries. This was less than the statutory rate, primarily due to the utilization of net operating losses, tax credits, and other tax-attributable carry-forwards.

    We expect lower revenue in Fiscal 2002, primarily due to a dramatic decrease in the U.S. CLEC business described above. This business accounted for approximately 25% of our revenue in Fiscal 2001. Accordingly, management has implemented plans to reduce its manufacturing and operating expenses in the first quarter of Fiscal 2002 through the consolidation and closing of locations and reductions of its workforce.

Year Ended March 31, 2000 Compared to the Year Ended March 31, 1999

    Net Sales.  Net sales for Fiscal 2000 were $300.5 million, a 27% increase compared to net sales of $236.5 million in Fiscal 1999. The increase in net sales occurred across all our major product families which include SPECTRUM II, XP4, DXR and the Altium product lines. Net sales of the Altium product lines, which began volume shipments in January 1999, increased to $47.5 million in Fiscal 2000 from $5.3 million in Fiscal 1999. Net sales of the XP4 product line increased to $61.7 million in Fiscal 2000 from $32.3 million in Fiscal 1999. Net sales for other products, including older product lines that have been phased out, amounted to $13.6 million in Fiscal 2000 compared to $33.7 million in Fiscal 1999. Service revenue declined to $15.1 million in Fiscal 2000 from $21.0 million in Fiscal 1999. The decline in service revenue was primarily attributable to the sale of the Granger, Inc. operation in the last quarter of Fiscal 1999.

    The increase in net sales for Fiscal 2000 compared to Fiscal 1999 occurred across all our geographic regions, except for the Europe/Middle East region. Sales to Europe/Middle East region customers decreased slightly to $81.8 million in Fiscal 2000 compared to $83.2 million in Fiscal 1999. Net sales increased in the Americas to $119.3 million in Fiscal 2000 from $84.0 million in Fiscal 1999. Net sales to U.S. customers, included in the Americas region, increased to $63.0 million in Fiscal 2000 from $31.8 million in Fiscal 1999. Net sales to customers in Mexico, which also is included in the Americas region, increased to $32.1 million in Fiscal 2000 from $14.6 million in Fiscal 1999. Net sales in the Asia/Pacific region increased to $80.4 million in Fiscal 2000 from $50.3 million in Fiscal 1999. Net sales to China, included in the Asia/Pacific region, increased to $48.3 million in Fiscal 2000 from $18.1 million in Fiscal 1999. See Note 6 of the Notes to Consolidated Financial Statements.

    New orders for Fiscal 2000 were $351.1 million, an increase of 49% compared to orders during Fiscal 1999 of $234.9 million. The backlog at March 31, 2000, was $111.8 million compared to $63.9 million at March 31, 1999.

    We include in our backlog all purchase orders that specify product shipment within one year of the order date. Orders in our current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of sales for any future period.

    Gross Profit.  Gross profit as a percentage of net sales increased in Fiscal 2000 to 30.2% from 5.6% in Fiscal 1999. Our gross profit in Fiscal 1999 was adversely affected by inventory valuation

4 of 34

charges of $37.7 million, or 16.0% of net sales. As a result of the merger with Innova in Fiscal 1999 and the planned introduction of new product lines, the obsolescence of our SPECTRUM II product line was accelerated, requiring us to record a $30.3 million reserve for excess and obsolescence in Fiscal 1999. Also, liabilities of $7.4 million were recognized in Fiscal 1999 to account for vendor cancellation charges on purchase order commitments resulting from the reduction in our sales volume compared to the prior year.

    Cost of sales, excluding inventory valuation charges, decreased to 69.8% of net sales in Fiscal 2000 from 78.4% in Fiscal 1999. The decrease in cost of sales was primarily the result of improved manufacturing capacity utilization and cost reductions resulting from reductions in facilities and personnel in Fiscal 1999.

    Research and Development Expenses.  In Fiscal 2000, research and development expenses increased slightly to $24.4 million from $24.1 million in Fiscal 1999. As a percentage of net sales, research and development expenses were 8.1% in Fiscal 2000 compared to 10.2% in Fiscal 1999. Research and development expenses in Fiscal 2000 were primarily incurred in connection with further development of the Altium product line as well as the DXR 700 and XP4Plus product lines. New product announcements in Fiscal 2000 included the ultra-high capacity modem chip set termed Vantex™. We intend to continue our new product rollouts in order to maintain and enhance our competitive position.

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

    Merger and Restructuring Expenses.  Merger and restructuring charges of $29.9 million were recorded in Fiscal 1999. These charges consisted of $2.7 million for investment banker, legal and accounting fees related to the Innova merger consummated in October 1998, $4.2 million for severance costs, $4.1 million for facility consolidation costs, a write-off of $5.8 million related to the discontinuance of several projects related to the implementation of software purchased for internal use, and a write-off of goodwill and certain assets related to our subsidiary, Granger, Inc., totaling $13.1 million. The assets of Granger, Inc., were sold in March 1999.

    In Fiscal 2000, we paid $2.3 million in facility consolidation costs, $0.4 million for extended severance pay and benefits elected by the employee in lieu of a lump sum distribution at date of termination, and $0.4 million for future software commitments. In Fiscal 2001, we were obligated to pay the remaining $0.5 million of extended pay and benefits and $0.4 million in software commitments.

    Interest Income and Other, Net.  Interest income was $2.5 million in Fiscal 2000 compared to $1.5 million in Fiscal 1999. The increase was primarily due to more cash available for investing as a result of approximately $100 million in proceeds from the sale of our common stock in the third and fourth quarter of Fiscal 2000. Other expenses of $1.1 million in Fiscal 2000 and $1.0 million in Fiscal 1999 were primarily due to foreign exchange losses, net of gains.

    Interest Expense.  Interest expense for Fiscal 2000 was $0.7 million compared to $0.5 million in Fiscal 1999. The increase was primarily attributed to higher average debt in Fiscal 2000.

    Provision for Income Taxes.  We recorded an income tax provision in each of Fiscal 2000 and Fiscal 1999 primarily related to taxable income at certain of our foreign subsidiaries. Additionally, the Fiscal 2000 tax provision includes certain Federal and State minimum taxes. This was less than the statutory rate, primarily due to the utilization of net operating losses, tax credits, and other tax-attributable carry-forwards.

5 of 34

Liquidity and Capital Resources

    Net cash used for operating activities in Fiscal 2001 was $58.0 million, compared to net cash provided by operating activities of $5.9 million in Fiscal 2000. The decrease in cash flows from operating activities was primarily the result of an increase in inventories for Fiscal 2001 of $60.4 million, compared to a $2.2 million increase in inventories for Fiscal 2000. The significant increase in sales during the first nine months of Fiscal 2001 followed by a decrease in orders and sales in the fourth quarter of Fiscal 2001, resulted in more inventory than expected. Accounts receivable increased by $44.8 million in Fiscal 2001 compared to a $41.4 million increase in Fiscal 2000. The increase in accounts receivable is primarily due to higher sales. Other current assets increased by $7.3 million in Fiscal 2001 compared to an increase of $1.3 million in Fiscal 2000 due to the transfer of raw materials to vendors as we outsourced component procurement. Accounts payable increased $12.0 million in Fiscal 2001 from Fiscal 2000 due to the increase in inventory purchases. Other accrued liabilities were reduced by $24.6 million in Fiscal 2001 from Fiscal 2000 primarily due to the decrease in accrued inventory valuation charges related to the Innova acquisition in Fiscal 1999 and the timing of payroll related taxes.

    Purchases of property and equipment increased to $25.1 million in Fiscal 2001 from $23.9 million in Fiscal 2000. Purchases in Fiscal 2001 were primarily for new test equipment and the continued installation of new enterprise-wide business and manufacturing systems. In Fiscal 2000, we invested $7.3 million for a minority interest in Ensemble Communications, a supplier of broadband wireless access equipment. In Fiscal 2001, we invested an additional $2.5 million in Ensemble. We also made minority investments (i.e., less than 10%) of $10.5 million in Aperto Networks, fSona Communications Corporation and Endwave, Inc. Aperto Networks is a developer of multi-service fixed broadband wireless, last-mile access systems. fSona is a private Canadian company developing free-space short haul optical receiver technology. Endwave is a transceiver supplier.

    In the third quarter of Fiscal 2001, the Securities and Exchange Commission declared our registration statement on Form S-3 effective. Under this registration statement, we may sell up to $300 million in debt securities, common stock, and debt warrants and common stock warrants. This current registration statement has not been used as of March 31, 2001. In Fiscal 2000, the Securities and Exchange Commission declared an earlier registration statement on Form S-3 effective. Under the Fiscal 2000 registration statement, we could sell up to $100 million in debt securities, common stock, debt warrants, and common stock warrants. During Fiscal 2000 we used our shelf registration statement to sell 4,797,368 shares of our common stock and received approximately $99.8 million, net of costs of $0.2 million. We used the net proceeds for general corporate purposes, including working capital and strategic investments and acquisitions. Additionally, we received $22.4 million from the exercise of employee stock options and warrants in Fiscal 2000 compared to $9.7 million in Fiscal 2001.

    We may require additional financing and are currently investigating various debt and equity financing alternatives; however, there can be no assurance that we will be able to obtain such financing in the required time frame on commercially agreeable terms, or at all. Management has implemented plans to reduce its cash requirements through a combination of reductions in working capital, capital expenditures, and manufacturing and operating expenses. We believe that such plans, combined with $37.9 million in cash, cash equivalents, and short-term investments, will enable us to meet our cash requirements through Fiscal 2002.

Recent Accounting Standards

    In June 1998, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for companies with fiscal years beginning after June 15, 2000, and requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not

6 of 34

hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. In June 2000, FASB issued SFAS No. 138 amending certain provisions of SFAS 133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of certain interentity foreign currency exposures that reduce the need for third-party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. DMC Stratex Networks has adopted SFAS 133 and the corresponding amendments under SFAS 138 effective as of April 1, 2001. The impact of adopting SFAS 133, as amended by SFAS 138, was not significant.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. We adopted SAB 101 in the fourth quarter of Fiscal 2001, as required by SAB 101. Since we have been adhering to this guidance throughout Fiscal 2001, there was no effect on our consolidated results of operations and financial position from the adoption of SAB 101.

    European Monetary Union.  In January 1999, a new currency called the European Monetary Unit, or "euro," was introduced in certain Economic and Monetary Union (EMU) countries. During 2002, all EMU countries are expected to be operating with the euro as their single currency. Uncertainty exists as to the effect the euro currency will have on the marketplace. Additionally, all of the rules and regulations have not yet been defined and finalized by the European Commission with regard to the euro currency. We have assessed the effect the euro formation will have on its internal systems and the sale of our products. Our European sales and operating transactions are based primarily in U.S. dollars or U.K. pounds sterling, neither of which are subject to the euro conversion. While we do have some sales denominated in the European Currency Unit, this currency is successfully being converted in the market to the new euro at parity. In addition, we upgraded our internal computer systems to convert the European currency to the euro. The cost of upgrading our systems in connection with the euro conversion was not material and we expect no material adverse effect on our business, financial condition, and results of operations due to the upgrade.

Quantitative and Qualitative Disclosures about Market Risk

    The primary objective of our short-term investment activities is to preserve principal while at the same time maximizing yields, without significantly increasing risk. Our short-term investments are for fixed interest rates; therefore, changes in interest rates will not generate a gain or loss on these investments unless they are sold prior to maturity. Actual gains and losses due to the sale of our investments prior to maturity have been immaterial. Investments are generally not held for more than one year. The average length of investments held at the end of Fiscal 2001 was 33 days and had an average yield of 5.77% per annum.

    We are exposed to equity price risks on the marketable portion of equity securities included in our portfolio of investments entered into for the promotion of business and strategic objectives. These investments are generally in companies in the telecommunications industry sector, many of which are small capitalization stocks. We typically do not attempt to reduce or eliminate our market exposure on these securities. A 20% adverse change in equity prices would result in an approximate $2.5 million decrease in the fair value of our available-for-sale securities as of March 31, 2001.

    In Fiscal 2001, we recorded a $14.0 million impairment loss related to our minority investments in several telecommunications companies. We have other investments that could become impaired in the future.

7 of 34

    Also, in Fiscal 2001 we recorded a $2.3 million unrealized loss on our investment in Endwave Corporation. We consider this loss to be temporary in nature and accordingly this unrealized loss has been recorded in stockholders' equity and the investment has been recorded at fair value on the balance sheet. However, this unrealized loss could become a realized loss in the future if the decrease in fair value is other than temporary.

    In addition, at March 31, 2001, we had an investment of $4.0 million in Southern California Edison bonds. As of March 31, 2001, these bonds have suffered approximately a 20% loss in fair market value due to the California energy crisis. These bonds were scheduled to mature on June 1, 2001. We intend to hold these bonds pending further developments. However, this unrealized loss could become a realized loss in the future if the decrease in fair value is other than temporary.

    It is our policy not to enter into derivative financial instruments except for hedging of foreign currency exposures. We hedge certain portions of our exposure to foreign currency fluctuations through the use of forward foreign exchange contracts. We enter into forward foreign exchange contracts for purposes other than trading; however, we do not engage in any foreign currency speculation. Forward foreign exchange contracts represent agreements to buy or sell a specified amount of foreign currency at a specified price in the future. These contracts generally have maturities that do not exceed one month. At March 31, 2001, we had forward foreign exchange contracts to exchange various foreign currencies for U.S. dollars in the aggregate amount of $47.7 million, primarily in New Zealand dollars, British pounds and the euro. Gains and losses associated with currency rate changes on forward foreign exchange contracts are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities being hedged. Therefore, the carrying value of forward foreign exchange contracts approximates their fair value. We believe that the credit risk with respect to our forward foreign exchange contracts is minimal because we execute contracts with major financial institutions. Market risk with respect to forward foreign exchange contracts is offset by the corresponding exposure related to the underlying assets and liabilities.

    Although nearly all our sales and expenses are denominated in U.S. dollars, we have experienced some foreign exchange gains and losses to date, and expect to incur additional gains and losses in Fiscal 2002. We did engage in foreign currency hedging activities during Fiscal 2001, as explained above, and intend to continue doing so as needed.

Factors that May Affect Future Financial Results

    The Stockholders' Letter and discussions in this Annual Report concerning our future products, expenses, revenues, gross margins, liquidity, and cash needs, as well as our plans and strategies, contain forward-looking statements concerning our future operations and financial results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. All statements, trend analyses and other information contained herein relative to markets for our services and products and trends in revenue, as well as other statements including such words as "anticipate," "believe," "plan," "estimate," "expect," "goal," "intend," and other similar expressions constitute forward-looking statements. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. Numerous factors, such as economic and competitive conditions, timing and volume of incoming orders, shipment volumes, product margins, and foreign exchange rates, could cause actual results to differ materially from those described in these statements, and prospective investors and stockholders should carefully consider the factors set forth in our Report on Form 10-K, filed on June 29, 2001, and those set forth below in evaluating these forward-looking statements.

    Sales of our products are concentrated in a small number of customers. For Fiscal 2001, no one customer accounted for more than 10% of our net sales. As of March 31, 2001, three of our customers accounted for 39% of our backlog and one of these customers accounted for 25% of our March 31,

8 of 34

2001 backlog. The worldwide telecommunications industry is dominated by a small number of large corporations, and we expect that a significant portion of its future product sales will continue to be concentrated in a limited number of customers. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or our inability to gain additional customers could harm our business, financial condition, and results of operations. In addition, a substantial portion of shipments may occur near the end of each quarter. Accordingly, our results are difficult to predict and delays in product delivery or closing of a sale can cause revenues and net income to fluctuate significantly from anticipated levels and from quarter to quarter.

    Wireless infrastructure suppliers are experiencing, and will likely continue to experience, price pressure that has resulted, and is expected to continue to result, in downward pricing pressure on our products. As a result, we have in the past experienced, and expect to continue to experience, declining average sales prices for our products. Our ability to maintain our gross profit margins is dependent upon our ability to continue to introduce new products and product enhancements. Our inability to respond to increased price competition would harm our business, financial condition, and results of operations.

    The markets for our products are extremely competitive, and we expect that competition will increase. Our existing and potential competitors include established and emerging companies, such as Alcatel, Ceragon, L. M. Ericsson, Microwave Communications Division of Harris Corporation, NEC, Nera, Nokia, P-COM, Inc., Sagem, SIAE, Siemens AG, and Triton Network Systems, many of which have more extensive engineering, manufacturing, and marketing capabilities and significantly greater financial, technical, and personnel resources than us. We believe that our ability to compete successfully will depend on a number of factors, both within and outside our control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and our competitors, and the ability of our customers to obtain financing.

    We expect that international sales will continue to account for a large portion of our net product sales for the foreseeable future. As a result, we are subject to the risks of doing business internationally, including unexpected changes in regulatory requirements, fluctuations in foreign currency exchange rates, imposition of tariffs and other barriers and restrictions, the burdens of complying with a variety of foreign laws, and general economic and geopolitical conditions, including inflation and trade relationships. There can be no assurance that currency fluctuations, changes in the rate of inflation or any of the factors mentioned above will not harm our business, financial condition and results of operations.

    Due to the energy crisis in California, our operations may be adversely affected by periodic rolling blackouts, which could result in product delivery delays, lower than expected revenues, and higher costs.

    Our manufacturing operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. In addition, we depend in part upon subcontractors to assemble major components and subsystems used in its products in a timely and satisfactory manner. While we enter into long-term or volume purchase agreements with a few of our suppliers, no assurance can be given that materials, components and subsystems will be available in the quantities we require, if at all. Our inability to develop alternative sources of supply quickly and on a cost-effective basis could materially impair our ability to manufacture and deliver our products in a timely manner, which could harm our business, financial condition, and results of operations. We may experience material supply problems or component or subsystem delays in the future.

    We have pursued, and will continue to pursue, growth opportunities through internal development and acquisitions of complementary businesses and technologies. Acquisitions may involve difficulties in the retention of personnel, diversion of management's attention, unexpected legal liabilities, and tax

9 of 34

and accounting issues. We may not be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Once integrated, acquired businesses may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. Our inability to manage our growth effectively could harm our business, financial condition, and results of operations.

Selected Consolidated Financial Data

	Years ended March 31,
	2001	2000	1999	1998	1997
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net sales	$417,661	$300,503	$236,499	$345,116	$213,441
Net income (loss)	(6,995)	12,136	(96,729)	18,818	6,461
Diluted earnings (loss) per share	(0.10)	0.17	(1.57)	0.35	0.13
Dividends	—	—	—	—	—
	March 31,
	2001	2000	1999	1998	1997
	(in thousands)
Consolidated Balance Sheets Data:
Total assets	$326,780	$337,441	$202,164	$297,196	$200,504
Long-term liabilities	—	—	2,236	1,174	700

10 of 34

Consolidated Balance Sheets

	March 31,
	2001	2000
	(in thousands, except share and per share amounts)
Assets
Current Assets:
Cash and cash equivalents	$25,963	$58,339
Short-term investments	11,895	65,603
Accounts receivable, net of allowances of $26,643 in 2001 and $4,652 in 2000	116,427	98,520
Inventories, net	92,863	48,547
Deferred tax asset	1,275	1,285
Other current assets	16,027	9,916

Total current assets	264,450	282,210

Property and Equipment:
Machinery and equipment	121,992	94,533
Land and buildings	6,212	6,484
Furniture and fixtures	9,423	11,252
Leasehold improvements	5,104	4,774

	142,731	117,043
Accumulated depreciation and amortization	(87,954)	(73,242)

Net property and equipment	54,777	43,801

Other assets	7,553	11,430

	$326,780	$337,441

Liabilities and stockholders' equity
Current Liabilities:
Current maturities of capital lease obligations	$—	$167
Accounts payable	50,653	39,582
Income taxes payable	816	2,330
Accrued liabilities	15,448	30,970

Total current liabilities	66,917	73,049

Commitments and Contingencies (Note 3)
Stockholders' Equity:
Preferred stock, $.01 par value; 5,000,000 shares authorized; none outstanding	—	—
Common Stock, $.01 par value; 150,000,000 shares authorized 73,765,508 shares in Fiscal 2001 and 72,691,668 shares in Fiscal 2000 issued and outstanding	738	727
Additional paid-in capital	382,537	372,750
Accumulated deficit	(110,283)	(103,288)
Accumulated other comprehensive loss	(13,129)	(5,797)

Total stockholders' equity	259,863	264,392

	$326,780	$337,441

The accompanying notes are an integral part of these consolidated financial statements.

11 of 34

Consolidated Statements of Operations

	Years ended March 31,
	2001	2000	1999
	(in thousands, except per share amounts)
Net Sales	$417,661	$300,503	$236,499
Cost of sales	288,865	209,653	185,493
Inventory valuation charges	15,368	—	37,739

Gross profit	113,428	90,850	13,267

Operating Expenses:
Research and development	24,006	24,372	24,131
Selling, general and administrative	62,715	51,953	55,342
Merger and restructuring	—	—	29,941
Receivable valuation charges	22,000	—	—

Total operating expenses	108,721	76,325	109,414

Income (loss) from operations	4,707	14,525	(96,147)
Other Income (Expense):
Interest income	5,113	2,510	1,474
Interest expense	(76)	(729)	(479)
Other expense, net	(1,693)	(1,136)	(970)
Write down of investments and other assets	(14,003)	—	—

Total other income (expense), net	(10,659)	645	25

Income (loss) before provision for Income taxes	(5,952)	15,170	(96,122)
Provision for income taxes	1,043	3,034	607

Net Income (Loss)	$(6,995)	$12,136	$(96,729)

Basic earnings (loss) per share	$(0.10)	$0.18	$(1.57)
Diluted earnings (loss) per share	$(0.10)	$0.17	$(1.57)
Basic weighted average shares outstanding	73,391	65,922	61,601
Impact of dilutive stock options and warrants	N/A	5,720	N/A

Diluted weighted average shares outstanding	73,391	71,642	61,601

The accompanying notes are an integral part of these consolidated financial statements.

12 of 34

Consolidated Statements of Stockholders' Equity

	Years ended March 31, 1999, 2000, and 2001
	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	(in thousands)
Balance March 31, 1998	61,027	$610	$248,050	$(20,499)	$(1,561)	$226,600
Components of comprehensive income:
Net loss	—	—	—	(96,729)	—	(96,729)
Unrealized holding
loss on available-for-sale securities	—	—	—	—	(1,613)	(1,613)
Translation adjustment	—	—	—	—	(1,324)	(1,324)

Total comprehensive loss						(99,666)

Proceeds from sale of stock	372	4	904	—	—	908
Stock issued for options & warrants	745	7	1,187	—	—	1,194
Amortization of deferred stock compensation	—	—	309	—	—	309
Tax benefit related to employee stock transactions	—	—	64	—	—	64
Adjustment to conform year-end of pooled company	—	—	—	1,804	—	1,804

Balance March 31, 1999	62,144	621	250,514	(115,424)	(4,498)	131,213
Components of comprehensive income:
Net income	—	—	—	12,136	—	12,136
Unrealized holding
gain on available-for-sale securities	—	—	—	—	1,841	1,841
Translation adjustment	—	—	—	—	(3,140)	(3,140)

Total comprehensive income	—	—	—	—	—	10,837

Proceeds from sale of stock, net of expense	4,797	48	99,823	—	—	99,871
Stock issued for options & warrants	5,751	58	22,337	—	—	22,395
Amortization of deferred stock compensation	—	—	76	—	—	76

Balance March 31, 2000	72,692	727	372,750	(103,288)	(5,797)	264,392
Components of comprehensive income:
Net income	—	—	—	(6,995)	—	(6,995)
Unrealized holding
loss on available- for-sale securities	—	—	—	—	(3,037)	(3,037)
Translation adjustment	—	—	—	—	(4,295)	(4,295)

Total comprehensive loss						(14,327)

Stock issued for options and purchase plan	1,074	11	9,744	—	—	9,755
Amortization of deferred stock compensation	—	—	43	—	—	43

Balance March 31, 2001	73,766	$738	$382,537	$(110,283)	$(13,129)	$259,863

The accompanying notes are an integral part of these consolidated financial statements.

13 of 34

Consolidated Statements of Cash Flows

	Years ended March 31,
	2001	2000	1999
	(in thousands)
Cash Flows From Operating Activities:
Net income (loss)	$(6,995)	$12,136	$(96,729)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Adjustment to conform year-end of pooled company	—	—	1,804
Depreciation and amortization	17,863	16,594	25,912
Impairment loss of investments and other assets	14,003	—	—
Provision for uncollectable accounts	23,727	853	4,608
Provision for inventory reserves	14,342	3,262	20,305
Provision for warranty reserves	9,213	8,146	7,023
Tax benefit of disqualifying dispositions	—	—	64
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(44,804)	(41,391)	20,620
Decrease (increase) in inventories	(60,377)	(2,185)	1,503
Decrease in deferred taxes	830	1,701	3,639
Decrease (increase) in tax refund receivable	—	4,001	(4,553)
Decrease (increase) in other current assets	(7,271)	(1,287)	786
Decrease (increase) in other assets	(4,340)	5,292	11,624
Increase (decrease) in accounts payable	11,985	15,120	(14,283)
Increase (decrease) in income tax payable	(1,516)	931	102
Increase (decrease) in other accrued liabilities	(24,621)	(17,279)	6,841

Net cash provided by (used for) operating activities	(57,961)	5,894	(10,734)

Cash Flows From Investing Activities:
Purchase of available-for-sale securities	(49,724)	(118,029)	(16,621)
Maturity/sale of available-for-sale securities	103,432	58,171	45,374
Purchase of property and equipment	(25,104)	(23,928)	(24,711)
Minority investments	(13,045)	(7,256)	—
Acquisition of business, net of cash received	—	—	(2,286)
Proceeds from the sale of other assets	—	2,082	610
Proceeds from disposal of fixed assets	—	—	1,194

Net cash provided by (used for) investing activities	15,559	(88,960)	3,560

Cash Flows From Financing Activities:
Borrowing from banks	—	—	2,600
Repayments to banks	—	(2,600)	—
Payments of capital lease obligations	(167)	(1,035)	(1,314)
Proceeds from sale of common stock	9,755	122,266	2,166

Net cash provided by financing activities	9,588	118,631	3,452

Effect of exchange rate changes on cash	438	1,256	(2,345)

Net increase (decrease) in cash and cash equivalents	(32,376)	36,821	(6,067)
Cash and cash equivalents at beginning of year	58,339	21,518	27,585

Cash and cash equivalents at end of year	$25,963	$58,339	$21,518

The accompanying notes are an integral part of these consolidated financial statements.

14 of 34

Notes to Consolidated Financial Statements

Note 1.  Description of Business

    We design, manufacture, and market advanced wireless solutions for worldwide communications network interconnection and access. Our high-performance digital wireless systems carry high-speed data and voice across a full spectrum of frequencies and capacities. We have sold more than 211,000 radios that operate in nearly every kind of environment around the world. DMC Stratex Networks, Inc. was founded in January 1984 and is traded under the symbol STXN on the Nasdaq National Market.

Note 2.  Summary of Significant Accounting Policies

    Basis of Presentation.  The consolidated financial statements include the accounts of DMC Stratex Networks, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

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

    Cash and Cash Equivalents.  For purposes of the Consolidated Statements of Cash Flows, we consider all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consisted of cash, money market funds, and short-term securities as of March 31, 2001 and 2000.

    Short-Term Investments.  We invest our excess cash in high-quality and easily marketable instruments to ensure cash is readily available for use in our current operations. Accordingly, all of our marketable securities are classified as "available-for-sale" in accordance with the provisions of the Statement of Financial Accounting Standards No. 115 (SFAS No. 115). At March 31, 2001, our available-for-sale securities had contractual maturities ranging from 1 month to 4 months, with a weighted average maturity of 1 month.

    All investments are reported at fair market value with the related unrealized holding gains and losses reported as a component of stockholders' equity. Unrealized holding losses on the portfolio of approximately $2,861,000 were recorded as of March 31, 2001, and $176,000 of unrealized holding gains were recorded as of March 31, 2000. There were realized gains of approximately $17,000 during Fiscal 2001 and $397,000 during Fiscal 2000 on the sale of securities and realized losses of approximately $6,000 during Fiscal 1999.

15 of 34

    The following is a summary of available-for-sale short-term and long-term investments as of March 31:

	2001
	Cost at Each Issue	Market Value at Balance Sheet Date	Unrealized Holding Gain (Loss)
	(in thousands)
Corporate notes	$1,999	$2,002	$3
Corporate bonds	8,991	8,393	(598)
Auction rate preferred notes	1,500	1,500	—
Investment in Endwave, Inc.(1)(2)	3,579	1,313	(2,266)

Total	$16,069	$13,208	$(2,861)

	2000
	Cost at Each Issue	Market Value at Balance Sheet Date	Unrealized Holding Gain (Loss)
	(in thousands)
Corporate notes	$53,280	$53,103	$(177)
Auction rate preferred notes	12,500	12,500	—
Investment in Granger Associates, Ltd.(1)	1,796	2,149	353

Total	$67,576	$67,752	$176

(1)
Classified as other assets.

(2)
We recorded an impairment loss of $2,421 in Fiscal 2001 related to our original Endwave, Inc. $6,000 investment. See "Other Assets" footnote below.

    Supplemental Statements of Cash Flows Disclosures.  Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:

	Years ended March 31,
	2001	2000	1999
	(in thousands)
Interest expense	$64	$702	$762
Income taxes	$1,602	$559	$2,003

    Inventories.  Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. Inventories, net of reserves, consisted of:

	March 31,
	2001	2000
	(in thousands)
Raw materials	$46,295	$22,558
Work-in-process	18,642	13,833
Finished goods	27,926	12,156

	$92,863	$48,547

    Inventories contained components and assemblies in excess of our current estimated requirements and were, therefore, reserved at March 31, 2001 and 2000. We charged $14.3 million in Fiscal 2001 and $3.3 million in Fiscal 2000 to cost of sales due to ongoing inventory valuation analysis for excess and obsolete inventories as a result of product transitions. Included in the $14.3 million amount noted above was a $12.4 million reserve for excess and obsolescence as a result of the rapid decline of the

16 of 34

U.S. Competitive Local Exchange Carrier (CLEC) market in the fourth quarter of Fiscal 2001. This CLEC market decline included recent Chapter 11 bankruptcy filings of some of our U.S. customers. Also, a charge of $3.0 million was recognized in Fiscal 2001 to account for vendor cancellation charges on purchase order commitments resulting from the reduction in our CLEC market.

    Property and Equipment.  Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term. There were no assets included in property and equipment under capital lease as of March 31, 2001, and $721,000 as of March 31, 2000. Accumulated amortization on leased assets was $320,000 as of March 31, 2000. Depreciation expense was $17,164,000 in Fiscal 2001 and $15,802,000 in Fiscal 2000 and $14,494,000 in Fiscal 1999.

    Other Assets.  Other assets include goodwill and other intangible assets that are being amortized on a straight line basis over their estimated useful lives, ranging from five to ten years, as well as minority investments accounted for using the cost method of accounting. Goodwill is the excess of the purchase price over the fair value of net assets acquired. Goodwill, gross of accumulated amortization, amounted to $2,430,000 as of March 31, 2001 and $2,778,000 as of March 31, 2000. Accumulated amortization of goodwill amounted to $1,668,000 at March 31, 2001 and $1,721,000 at March 31, 2000. We continually review goodwill and other intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected future operating cash flows are lower than the carrying value. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," we recorded an impairment loss of $14.0 million in Fiscal 2001 related to our minority investments. This impairment was a result of the rapid decline in the CLEC market noted above, the recent decline in stock market valuations, and the general decline in the economy. In the fourth quarter, we evaluated whether such conditions affected the recorded amounts for investments held by us. As a result of this review, we determined that the recorded value for certain investments exceeded their fair value and that these losses were non-temporary in nature. Fair value for our publicly traded securities was estimated based upon recent and projected future valuations, taking into account the length of time the investments have previously been held. Fair value for our privately held investments was estimated using projected financial results and comparisons with other companies in similar industries. Goodwill of $9.7 million, net of accumulated amortization related to the purchase of Granger, Inc., was written off in the third quarter of Fiscal 1999. This write-off is included in Merger and Restructuring expenses in the Consolidated Statements of Operations. In March 1999, the assets of Granger, Inc. were sold at net book value of $3.2 million with extended payment terms to Granger's former managers.

    Accrued Liabilities.  Accrued liabilities included the following:

	March 31,
	2001	2000
	(in thousands)
Customer deposits	$886	$770
Accrued payroll and benefits	3,989	4,703
Accrued commissions	1,246	1,929
Accrued warranty	4,788	5,533
Accrued restructuring	—	892
Accrued purchase order cancellation and other costs	1,171	5,296
Other	3,368	11,847

	$15,448	$30,970

17 of 34

    Accumulated Other Comprehensive Income.  SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income (loss) and its components. SFAS No. 130 requires companies to report a "comprehensive income (loss)" that includes unrealized holding gains and losses and other items that have previously been excluded from net income (loss) and reflected instead in stockholders' equity. Comprehensive income (loss) for us consists of net income (loss) plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments.

    The accumulated balances for each component of accumulated other comprehensive income (loss) are as follows:

	March 31,
	2001	2000
	(in thousands)
Unrealized holding gain (loss) on Available-for-sale securities	$(2,861)	$176
Foreign exchange translation adjustments	(10,268)	(5,973)

	$(13,129)	$(5,797)

    Foreign Currency Translation.  The functional currency of the our subsidiaries located in the United Kingdom and Latin America is the U.S. dollar. Accordingly, all of the monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are remeasured at historical rates. Sales and expenses are remeasured at the average exchange rate prevailing during the period. Gains and losses resulting from the remeasurement of the subsidiaries' financial statements are included in the Consolidated Statements of Operations. Our other international subsidiaries use their local currency as their functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at the balance sheet date, and income and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are recorded directly to a separate component of stockholders' equity.

    Determination of the functional currency is dependent upon the economic environment in which an entity operates as well customers and suppliers the entity conducts business with. Changes in the facts and circumstances may change and could lead to a change in the functional currency of that entity. Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying Consolidated Statements of Operations. The net foreign exchange loss was $1,984,000 in Fiscal 2001, and $930,000 in Fiscal 2000, and a gain of $799,000 in Fiscal 1999.

    Off-Balance Sheet Financial Instruments.  We hedge certain portions of our exposure to foreign currency fluctuations through the use of forward foreign exchange contracts. We enter into forward foreign exchange contracts for purposes other than trading, but we does not engage in foreign currency speculation. Forward foreign exchange contracts represent agreements to buy or sell a specified amount of foreign currency at a specified price in the future. These contracts generally have maturities that do not exceed one month. At March 31, 2001, we had forward foreign exchange contracts to exchange various foreign currencies for U.S. dollars in the aggregate amount of $47.7 million, primarily in New Zealand dollars, British pounds, and euros. Gains and losses associated with currency rate changes on forward foreign exchange contracts are recorded in income if they offset corresponding gains and losses on the foreign currency-denominated assets, liabilities, and shipments of product or purchase order commitments hedged, or deferred if the foreign currency order has not shipped or if purchase order commitments are not relieved. Therefore, the carrying value of forward foreign exchange contracts approximates their fair value. We believe that the credit risk with respect to our forward foreign exchange contracts is minimal because we enter into contracts with major financial institutions. Market

18 of 34

risk with respect to forward foreign exchange contracts is offset by the corresponding exposure related to the underlying assets and liabilities.

    Concentration of Credit Risk.  Financial instruments that potentially subject us to concentrations of credit risk consist principally of temporary cash investments and trade receivables. We have cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments to financial institutions evaluated as highly creditworthy. Trade receivables concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations potentially subject us to concentration of credit risk. We actively market and sell products in North America, Europe, China, the Asia/Pacific region, Africa, and Latin America. We perform ongoing credit evaluations of our customers' financial conditions and generally require no collateral, although certain sales to China, the Asia/Pacific region, Europe, Latin America, and Africa are paid through letters of credit. During the fourth quarter of Fiscal 2001, we recorded a receivable valuation charge of $22.0 million for our U.S. CLEC customers. This charge, and the related reserve at March 31, 2001, is estimated based upon outstanding accounts receivable compared with anticipated future collections based upon the customers' recent liquidity positions.

    Revenue Recognition.  We recognize revenue pursuant to Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that the arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed and determinable; and (iv) collectibility is reasonably assured.

    In accordance with SAB 101, revenues from product sales are recognized upon shipment, except when product sales are combined with significant post-shipment installation services provided over an extended period of time. Under this exception, revenue is deferred until such services have been performed. Service revenue, which is less than 10% of net sales for each of the three fiscal years presented, is recognized when the related services are performed.

    Product Warranty.  We provide, at the time of sale, for the estimated cost to repair or replace products under warranty, which is generally for a two-year period.

    Research and Development.  All research and development costs are expensed as incurred.

    Earnings (Loss) Per Share.  Basic earnings per share are computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of Common Stock and potentially dilutive securities outstanding during the period. Net loss per share is computed using only the weighted average number of shares of Common Stock outstanding during the period, as the inclusion of potentially dilutive securities would be anti-dilutive.

    As of March 31, 2001, there were 2,951,000 weighted-average options outstanding to purchase shares of Common Stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in Fiscal 2001. As of March 31, 2000, there were 192,000 weighted-average options outstanding to purchase shares of Common Stock that were not included in the computation of diluted earnings per share, as the options exercise prices were greater than the average market price of the shares of Common Stock. As of March 31, 1999, there were 4,344,000 weighted-average options outstanding and 1,983,000 warrants to purchase shares of Common Stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in Fiscal 1999.

    Stock Compensation.  We adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, we apply Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for our stock option

19 of 34

plans. Note 5 of the Notes to Consolidated Financial Statements contains a summary of the pro forma effects on reported net income (loss) and earnings per share information for Fiscal 2001, 2000, and 1999, based on the fair market value of the options granted at the grant date as prescribed by SFAS No. 123.

    Recent Accounting Pronouncements.  In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for companies with fiscal years beginning after June 15, 2000, and requires we recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the changes in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. In June 2000, the FASB issued SFAS No. 138 amending certain provisions of SFAS 133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of certain inter-entity foreign currency exposures that reduce the need for third-party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. We adopted SFAS 133 and the corresponding amendments under SFAS 138, effective as of April 1, 2001. The impact of adopting SFAS 133, as amended by SFAS 138, is not anticipated to be significant.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. We adopted SAB 101 in the fourth quarter of Fiscal 2001. Since we have been adhering to this guidance throughout Fiscal 2001, there was no effect on the consolidated results of operations and financial position from the adoption of SAB 101.

Note 3.  Commitments and Contingencies

    We lease certain property and equipment, as well as our headquarters and manufacturing facilities, under non-cancelable operating leases that expire at various periods through 2018. At March 31, 2001, future minimum payment obligations under these leases were as follows:

Years ending March 31,
(in thousands)
2002	$5,457
2003	5,401
2004	5,333
2005	5,337
2006	5,476
2007 and beyond	30,274

Future minimum lease payments	$57,278

    Rent expense under operating leases was approximately $4,268,000 for the year ended March 31, 2001, $3,897,000 for the year ended March 31, 2000, and $5,255,000 for the year ended March 31, 1999.

    Legal Contingencies.  We are a party to various legal proceedings that arise in the normal course of business. In the opinion of management, the ultimate disposition of these proceedings will not have a material adverse effect on our consolidated financial position, liquidity, or results of operations.

    Contingencies in Manufacturing and Suppliers.  Our manufacturing operations are highly dependent upon the timely delivery of materials and components by outside suppliers. In addition, we depend in part upon subcontractors to assemble major components and subsystems used in our

20 of 34

products in a timely and satisfactory manner. We do not generally enter into long-term or volume-purchase agreements with any of our suppliers, and no assurance can be given that such materials, components, and subsystems will be available in the quantities required by us, if at all. Our inability to develop alternative sources of supply quickly and on a cost-effective basis could materially impair our ability to manufacture and deliver our products in a timely manner. There can be no assurance that we will not experience component delays or other supply problems in the future.

    Purchases for materials are highly dependent upon demand forecasts from our customers. Due to the uncertainty in demand from our customers, and in the telecommunications market in general, we may have to change, reschedule, or cancel purchases or purchase orders from our suppliers. These changes may lead to vendor cancellation charges on these purchase commitments.

21 of 34

Note 4.  Income Taxes

    We provide for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

    The domestic and foreign components of income (loss) before provision for income taxes were as follows:

	Years ended March 31,
	2001	2000	1999
	(in thousands)
Domestic	$(8,366)	$14,006	$(91,230)
Foreign	2,414	1,164	(4,892)

	$(5,952)	$15,170	$(96,122)

    The provision for income taxes consisted of the following:

	Years ended March 31,
	2001	2000	1999
	(in thousands)
Current:
Federal	$—	$38	$—
State	—	37	—
Foreign	1,043	2,434	321

Total current	1,043	2,509	321
Deferred	—	525	286

	$1,043	$3,034	$607

    The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

	Years ended March 31,
	2001	2000	1999
	(in thousands)
Expected tax provision (benefit)	$(2,083)	$5,310	$(32,681)
State taxes net of Federal provision (benefit)	(192)	348	(2,403)
Change in valuation allowance including change in deferred asset presentation	2,965	(2,873)	32,385
Non-deductible acquisition costs	—	—	443
Non-deductible goodwill	—	—	3,863
FSC commission	—	—	—
Other	353	249	(1,000)

	$1,043	$3,034	$607

22 of 34

    The major components of the net deferred tax asset consisted of the following:

	March 31,
	2001	2000
	(in thousands)
Inventory reserves	$11,024	$10,058
Restructuring reserves	433	2,472
Warranty reserves	1,711	1,980
Bad debt reserves	9,614	1,376
Accrued commissions	—	598
Net operating loss carry forwards	41,225	20,667
Tax credits	11,459	9,476
Impairment of investments	5,187	—
Other	4,605	5,261

	85,258	51,888
Less: Valuation allowance	(83,983)	(50,603)

Net deferred tax asset	$1,275	$1,285

    The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized. In accordance with SFAS No. 109, "Accounting for Income Taxes," we believe it is more likely than not that we will not fully realize these benefits and, accordingly, have continued to provide a valuation allowance for them.

    At March 31, 2001, we had U.S. Federal and State net operating loss carry-forwards available to offset future taxable income, if any, of approximately $96,100,000 and $10,400,000, respectively. The net operating losses expire in various years through 2021. In addition, foreign net operating loss carry-forwards at March 31, 2001 total approximately $4,400,000. Tax credits include approximately $5,700,000 of Federal minimum tax and State research credits that carry forward indefinitely. The remaining tax credits of $6,800,000 are Federal and State credits that expire in various years through 2021. The Internal Revenue Code contains provisions which may limit the net operating loss carry-forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

Note 5.  Common Stock

    Stock Option Plans.  Our 1984 Stock Option Plan (the "1984 Plan") provides for the grant of both incentive and nonqualified stock options to our key employees and certain independent contractors. Upon the adoption of our 1994 Stock Incentive Plan ("the 1994 Plan"), we terminated future grants under the 1984 Plan.

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

    The 1994 Plan contains: (i) a discretionary grant program for key employees and consultants whereby options generally vest over five years and expire after 10 years, (ii) an automatic grant

23 of 34

program for non-employee Board members, whereby options vest over three years and expire after 10 years, (iii) a salary reduction grant program under which key employees may elect to have a portion of their base salary reduced each year in return for stock options, (iv) a stock fee program under which the non-employee Board members may elect to apply all or a portion of their annual retainer fee to the acquisition of shares of Common Stock, and (v) a stock issuance program under which eligible individuals may be issued shares of Common Stock as a bonus tied to their performance of services or our attainment of financial milestones, or pursuant to their individual elections to receive such shares in lieu of base salary. The implementation and use of any of these equity incentive programs (other than the automatic grant program and the stock fee program) is within the sole discretion of our Compensation Committee of the Board of Directors.

    In April 1996, we adopted the 1996 Non-Officer Employee Stock Option Plan (the "1996 Plan"). The 1996 Plan authorizes 1,000,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue to serve with us. The 1996 Plan will terminate on the date on which all shares available have been issued.

    In November 1997, we adopted the 1998 Non-Officer Employee Stock Option Plan (the "1998 Plan"), which became effective on January 2, 1998. The 1998 Plan authorizes 500,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue to serve with us. The 1998 Plan will terminate on the date on which all shares available have been issued.

    The 1999 Stock Incentive Plan (the "1999 Incentive Plan"), approved by our stockholders in August 1999, provides for the issuance of stock options covering up to 2,500,000 shares of our Common Stock. The 1999 Incentive Plan enables us to grant options as needed to retain and attract talented employees. Options generally vest over four years and expire after 10 years. The 1999 Plan will terminate on the date on which all shares available have been issued.

    In connection with our merger with MAS Technology, we assumed the MAS Technology 1997 Stock Option Plan (the "1997 MAS Plan") under the same terms and conditions as were applicable under the 1997 MAS Plan prior to the merger. Each outstanding option to purchase MAS ordinary shares, whether vested or unvested, was assumed and converted into an option to receive 1.20 shares of our Common Stock. The 1997 MAS Plan has been terminated as to future grants.

    In connection with our merger with Innova Corporation (see Note 7), we assumed the 1990 Innova Stock Option Plan and the 1997 Director Stock Option Plan (the "Innova Plans") under the same terms and conditions as were applicable under the Innova Plans prior to the merger. Each outstanding option to purchase Innova common shares was assumed and converted into an option to receive 1.05 shares of our Common Stock. The Innova Plans have been terminated as to future grants.

    At March 31, 2001, we had reserved 8,041,050 shares for future issuance under all stock options plans for which there were options outstanding or available for grant as of March 31, 2001.

24 of 34

    The following table summarizes our stock option activity under all of our stock option plans:

	Fiscal years ended March 31,
	2001		2000		1999
	Shares	Weighted Avg Exercise Price	Shares	Weighted Avg Exercise Price	Shares	Weighted Avg Exercise Price
	(shares in thousands)
Options outstanding at beginning of year	6,412	$10.72	8,871	$7.51	7,055	$8.86
Granted	2,931	21.43	1,790	18.03	3,768	6.69
Exercised	(951)	8.12	(3,726)	5.52	(441)	2.99
Expired or canceled	(699)	14.16	(523)	9.45	(1,511)	12.64

Options outstanding at end of year	7,693	$14.74	6,412	$10.72	8,871	$7.51

Exercisable at end of year	2,224		1,730		3,928
Weighted average fair Value of options granted	$13.04		$11.05		$2.86

    The following summarizes the stock options outstanding at March 31, 2001:

	Options Outstanding			Options Exercisable
Actual Range of Exercise Prices	Number Outstanding 3/31/01	Weighted Avg Remaining Contractual Life	Weighted Avg Exercise Price	Number Exercisable 3/31/01	Weighted Avg Exercise Price
	(shares in thousands)
$0.23—7.25	1,881	6.87	$5.06	820	$5.14
$7.50—12.13	1,471	7.21	10.62	615	10.29
$12.19—14.56	1,202	7.18	13.50	536	13.36
$14.59—17.00	1,476	9.42	16.88	25	15.53
$17.06—30.06	1,415	8.82	26.85	180	20.29
$33.56—41.75	248	8.95	36.88	48	37.26

$0.23—41.75	7,693	7.90	$14.74	2,224	$10.58

    In accordance with the disclosure requirements of SFAS No.123, if we had elected to recognize compensation cost based on the fair market value of the options granted at grant date as prescribed, income and earnings per share would have been reduced to the pro forma amounts indicated in the table below. The pro forma effect on net income (loss) for Fiscal 2001, 2000, and 1999 is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expense related to grants made prior to Fiscal 1996.

	2001	2000	1999
	(in thousands, except per share amounts)
Net income (loss)—as reported	$(6,995)	$12,136	$(96,729)
Net income (loss)—pro forma	$(22,949)	$4,120	$(107,515)
Basic earnings (loss) per share—as reported	$(0.10)	$0.18	$(1.57)
Basic earnings (loss) per share—pro forma	$(0.31)	$0.06	$(1.75)
Diluted earnings (loss) per share—as reported	$(0.10)	$0.17	$(1.57)
Diluted earnings (loss) per share—pro forma	$(0.31)	$0.06	$(1.75)

25 of 34

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock volatility	82.7%	79.7%	78.6%
Risk-free interest rate	4.8—7.5%	4.8—7.5%	4.8—5.6%
Expected life of options from vest date	1.3 years	1.4 years	0.9 years
Forfeiture rate	actual	actual	actual

    Warrants.  In connection with the Innova merger, we assumed the outstanding warrants of Innova to purchase common stock of Innova. The Innova warrants were issued in conjunction with various financing rounds. No separate values were assigned to the warrants as the values were not significant at the date of issuance, other than warrants for 21,500 shares of Innova common stock with an exercise price of $6.96 per share issued in connection with debt financing in April 1997. There were 21,500 warrants outstanding at March 31, 2001 and March 31, 2000 and 1,889,000 outstanding at March 31, 1999. The warrants expire May 31, 1999, through April 30, 2002. Upon exercise of these warrants, each warrant is converted to 1.05 shares of our Common Stock.

    Employee Stock Purchase Plans.  In August 1996, we adopted an Employee Stock Purchase Plan (the "1996 Purchase Plan") and reserved 600,000 shares of Common Stock for issuance under the 1996 Purchase Plan. Employees, subject to certain restrictions, were able to purchase Common Stock under the 1996 Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1996 Purchase Plan. We sold 372,345 shares in Fiscal 1999 under the Purchase Plan. At March 31, 1999, no shares remained available for future issuance under the 1996 Purchase Plan. Accordingly, in June 1999, we adopted the 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan") and reserved 900,000 shares of Common Stock for issuance under the 1999 Purchase Plan. Employees, subject to certain restrictions, may purchase Common Stock under the 1999 Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1999 Purchase Plan. We sold 111,441 shares in Fiscal 2001 and 93,189 shares in Fiscal 2000 under the 1999 Purchase Plan.

    Stockholders' Rights Agreement.  In October 1991, we adopted a Stockholders' Rights Agreement pursuant to which one Preferred Share Purchase Right (a "Right") was distributed for each outstanding share of Common Stock. Each Right, as adjusted to give effect to a stock dividend, which effected a two-for-one stock split in November 1997, entitles stockholders to buy one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $50.00 upon certain events. The Rights expire on October 23, 2001, unless earlier redeemed by us.

    The Rights become exercisable if a person acquires 15% or more of our Common Stock or announces a tender offer that would result in such person owning 15% or more of our Common Stock, other than a person who has reported or is required to report beneficial ownership of our Common Stock on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to whom the threshold is 20%. If the Rights become exercisable, the holder of each Right (other than the person whose acquisition triggered the exercisability of the Rights) will be entitled to purchase, at the Right's then-current exercise price, a number of shares of our Common Stock having a market value of twice the exercise price. In addition, if we were to be acquired in a merger or business combination after the Rights became exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, stock of the acquiring company having a market value of twice the exercise price. The Rights, as adjusted to give effect to a stock dividend, which effected a two-for-one stock split

26 of 34

in November 1997, are redeemable by us at a price of $0.005 per Right at any time within ten days after a person has acquired 15% (or 20% in the case of a Schedule G filer) or more of our Common Stock.

Note 6.  Operating Segment and Geographic Information

    We adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," as of March 31, 1999. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about products, geographic information, and major customers. Operating segment information for Fiscal 2001, Fiscal 2000, and Fiscal 1999 is presented in accordance with SFAS No. 131. See Note 1 for a brief description of our business.

    We are organized into two operating segments: Products and Services. The Chief Executive Officer ("CEO") has been identified as the Chief Operating Decision-Maker as defined by SFAS 131. Resources are allocated to each of these groups using information on their revenues and operating profits before interest and taxes.

    The Products operating segment includes the SPECTRUM II, XP4, DART, Altium, and DXR digital microwave systems for digital transmission markets, and designs, develops, and manufactures these products in Seattle, Washington; San Jose, California; and, Wellington, New Zealand. The Services operating segment includes, but is not limited to, installation, repair, network design, path surveys, integration, and other services. We maintain regional service centers in San Jose, California; Lanarkshire, Scotland; and Clark Field, Pampanga, Philippines.

    We do not identify or allocate assets or depreciation by operating segment, nor does the CEO evaluate these groups on these criteria. Operating segments generally do not sell products to each other, and accordingly, there are no significant inter-segment revenues to be reported. We do not allocate interest and taxes to operating segments. The accounting policies for each reporting segment are the same.

	2001	2000	1999
	(in thousands)
Products
Revenues	$386,165	$285,449	$215,545
Operating profit (loss)	4,106	15,924	(94,186)
Services
Revenues	31,496	15,054	20,954
Operating profit (loss)	601	(1,399)	(1,961)
Total
Revenues	$417,661	$300,503	$236,499
Operating profit (loss)	4,707	14,525	(96,147)

    One customer accounted for 16% of net sales for Fiscal 2000. No other customers accounted for more than 10% of net sales during Fiscal 2001, 2000, or 1999. At March 31, 2001, three customers accounted for 39% of the backlog. There can be no assurance that our current customers will continue to place orders with us, that orders by existing customers will continue to be at levels of previous periods, or that we will be able to obtain orders from new customers. Our customers typically are not contractually obligated to purchase any quantity of products in any particular period and product sales to major customers have varied widely from period to period.

27 of 34

    Revenues by product from unaffiliated customers for Fiscal 2001, 2000, and 1999 are as follows:

	2001	2000	1999
	(in thousands)
SPECTRUM II	$104,688	$122,349	$111,823
XP4	114,393	61,700	32,247
DXR	35,631	40,302	32,513
Altium	109,087	47,534	5,259
Quantum*	—	—	7,227
M-Series*	—	—	3,581
Other Products	22,366	13,564	22,895

Total Products	386,165	285,449	215,545
Total Services	31,496	15,054	20,954

Total Revenue	$417,661	$300,503	$236,499

*
Included in Other Products in Fiscal 2001 and 2000.

    Revenues by geographic region from unaffiliated customers for Fiscal 2001, 2000, and 1999 are as follows:

	2001	2000	1999
	(in thousands)
United States	$130,218	$62,990	$31,753
Mexico	40,519	32,106	14,619
Other Americas	43,665	24,201	37,592
Europe/Middle East	102,105	81,761	83,242
Africa	23,957	19,087	19,036
China	35,391	48,325	18,100
Other Asia/Pacific	41,806	32,033	32,157

Total revenues	$417,661	$300,503	$236,499

    Long-lived assets consisted primarily of property and equipment at March 31, 2001 and 2000. Net property and equipment by country was as follows:

	2001	2000
	(in thousands)
United States	$33,127	$29,423
United Kingdom	15,490	9,719
Other foreign countries	6,160	4,659

Net property and Equipment	$54,777	$43,801

Note 7.  Mergers and Acquisitions

    In October 1998, the stockholders approved the issuance of our Common Stock pursuant to an agreement to merge with Innova Corporation ("Innova"), a Washington corporation, which designs, manufactures, markets, and supports digital microwave radio links for the worldwide telecommunications market. Under the terms of the agreement, we exchanged 1.05 shares of our Common Stock for each outstanding share of Innova stock, stock options, and warrants. We issued approximately 14.7 million shares to Innova shareholders upon consummation of the merger. The combination qualified as a tax-free reorganization accounted for as a pooling-of-interests transaction.

28 of 34

Accordingly, our historical financial statements have been restated to reflect the results of Innova for all periods presented.

    Merger and restructuring charges of $29.9 million were recorded in Fiscal 1999. As a result of the slowdown in the demand for our products, which began with the downturn in various Asian economies in which we sell our products, and additionally accelerated by the heightened pricing and competitive pressures of the telecommunications market in Europe and other regions of the world in Fiscal 1998 and Fiscal 1999, we undertook strategic cost savings measures to reflect reduced sales levels and to make us more competitive in the future. We consolidated our facilities in San Jose, California and reduced our occupancy, primarily for manufacturing, from approximately 230,000 square feet to 132,000 square feet. Also, we discontinued our manufacturing operation in Scotland and now maintain a regional service and repair center in Scotland. Additionally, we closed various worldwide sales offices, some of which, as a result of the merger with MAS Technology in March 1998, were duplications of regional coverage. The closing of the facilities discussed above was completed in Fiscal 1999. Facility consolidation costs totaled $4.1 million, of which $1.8 million was paid in Fiscal 1999 and the remaining $2.3 million in Fiscal 2000. Concurrent with the facilities closures, we reduced our workforce by 312 employees or 27% of our average Fiscal 1998 workforce of 1,147. Of the 312 employees affected, 71% were manufacturing related positions, 7% were research and development positions and 22% were in sales, marketing and administration. The workforce reductions were completed by March 31, 1999. Severance costs totaled $4.2 million in Fiscal 1999 of which $3.3 million was paid in Fiscal 1999, $0.4 million was paid in Fiscal 2000 and $0.5 million was paid during Fiscal 2001. Payments in Fiscal 2001 were for extended severance pay and benefits elected by the employee in lieu of a lump sum distribution at date of termination.

    We also discontinued projects related to the implementation of enterprise-wide software purchased for internal use totaling $5.8 million of which $0.6 million was paid in Fiscal 1998, $4.4 million was paid in Fiscal 1999, $0.4 million was paid in Fiscal 2000, and $0.4 million was paid during Fiscal 2001. Payments in Fiscal 2001 were for software lease commitments.

    Merger costs expensed in Fiscal 1999, related to the merger of Innova consummated in October 1998, totaled $2.7 million and consisted of $1.6 million to investment bankers, $0.7 million for legal and accounting services, and $0.4 million for other direct merger related expenses. All expenses were paid in Fiscal 1999.

    As part of the restructuring in the third quarter of Fiscal 1999, we concluded that the carrying value of our investment in Granger, Inc., a wholly owned subsidiary, was impaired due to changes in business conditions including the slowdown in demand for our products in the U.S. PCS market. Accordingly, we wrote-off $9.6 million of goodwill related to the Granger acquisition. In addition, we wrote-off other assets, primarily assets of Granger, Inc., totaling $3.5 million. No facilities were closed or employees terminated as part of the write-down of assets. In March 1999, Granger was subsequently sold at net book value for $3.2 million with extended payment terms to Granger's former managers.

Note 8.  Subsequent Event (Unaudited)

    Subsequent to March 31, 2001, and as a result of the fourth quarter rapid decline in the U.S. CLEC market that accounted for approximately 25% of our revenues during Fiscal 2001, we took actions to reduce our existing cost structures and to preserve our cash. Those actions include facility consolidations, work force reductions, temporary facility shutdowns and wage freezes. The costs of these initiatives, approximately $10 to $20 million, will be reflected in our first quarter Fiscal 2002 results of operations.

29 of 34

Report of Independent Public Accountants

To DMC Stratex Networks, Inc.:

    We have audited the accompanying consolidated balance sheets of DMC Stratex Networks, Inc. (a Delaware corporation) and subsidiaries as of March 31, 2001 and 2000, and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DMC Stratex Networks, Inc. and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

San Jose, California
April 24, 2001

30 of 34

Quarterly Financial Data (Unaudited)

    The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2001 and 2000 are as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2001
Net sales	$86,734	$105,433	$115,194	$110,300
Gross profit(1)	30,511	33,323	35,746	13,848
Income (loss) from operations	9,631	11,566	13,419	(29,909	)(4)
Net income (loss)	9,048	11,167	11,975	(39,185	)(4)
Basic net earnings (loss) per common share(2)	$0.12	$0.15	$0.16	$(0.53)

Diluted net earnings (loss) per common share(2)	$0.12	$0.15	$0.16	$(0.53)

Market price range common stock(3)
High	$41.00	$43.00	$26.44	$17.69
Low	$21.88	$14.38	$11.38	$7.01
Quarter-end Close	$38.13	$16.06	$15.00	$8.30

Fiscal 2000
Net sales	$65,954	$68,527	$77,435	$88,587
Gross profit(1)	18,117	20,616	23,422	28,695
Income from operations	836	2,047	3,891	7,751
Net income	160	1,263	3,397	7,316
Basic net earnings per common share(2)	$0.00	$0.02	$0.05	$0.10

Diluted net earnings per common share(2)	$0.00	$0.02	$0.05	$0.10

Market price range common stock(3)
High	$15.25	$16.25	$25.81	$48.50
Low	$7.19	$10.50	$11.88	$20.00
Quarter-end Close	$12.75	$15.69	$23.44	$33.88

(1)
Gross profit is calculated by subtracting cost of sales from net sales.

(2)
Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net earnings per share will not necessarily equal the total for the year.

(3)
Our common stock is traded on the Nasdaq National Market under the symbol STXN.

(4)
As a result of the rapid decline of the U.S. Competitive Local Exchange Carrier (CLEC) market in the fourth quarter of Fiscal 2001, we recorded charges to earnings of $12,368 for reserves for excess and obsolete inventory, $3,000 for cancellation of purchase order commitments, $22,000 for receivable valuation and $14,003 for write down of investments and other assets.

    We have not paid cash dividends on our Common Stock and do not intend to pay cash dividends in the foreseeable future in order to retain earnings for use in our business. At March 31, 2001, there were approximately 333 stockholders of record.

31 of 34

Corporate Directory

Officers

Charles D. Kissner
Chairman of the Board

Sam Smookler
President and Chief Executive Officer

Carl A. Thomsen
Senior Vice President
Chief Financial Officer and Secretary

John C. Brandt
Vice President and Corporate Controller

Carol A. Goudey
Corporate Treasurer and Assistant Secretary

Paul A. Kennard
Vice President of Strategy
Chief Technical Officer

Ed Gardner
Vice President, Human Resources and Administration

Directors

Richard C. Alberding
Executive Vice President (Retired)
Hewlett-Packard Company

Paul S. Bachow
President of the Corporate General Partners
Bachow Investment Partners III, L.P.
Paul S. Bachow Co-Investment Fund, L. P.

John W. Combs
Chief Executive Officer
InternetConnect

Charles D. Kissner
Chairman of the Board

Dr. James D. Meindl, Ph.D.
Director
Microelectronics Research Center
Joseph M. Pettit Chair
Professor of Microelectronics
Georgia Institute of Technology

V. Frank Mendicino
Managing Director
Access Venture Partners

32 of 34

Howard Oringer
Managing Director
Communications Capital Group

Sam Smookler
President and Chief Executive Officer

Independent Public Accountants

Arthur Andersen LLP
San Jose, California

General Legal Counsel

Morrison & Foerster LLP
San Francisco, California

Registrar and Transfer Agent

Mellon Investor Services LLC
San Francisco, California

Principal Subsidiaries

DMC Telecom U.K. Ltd.
Lanarkshire, Scotland

DMC do Brasil Ltda.
Campinas, Brazil

DMC de Mexico, S.A. de C.V.
Mexico D.F., Mexico

DMC Stratex Networks India
Private Limited
New Delhi, India

DMC Telecom Philippines, Inc.
Metro Manila, Philippines

DMC Stratex Networks (NZ), Limited
Wellington, New Zealand

Digital Microwave Corporation (South Africa) (Proprietary) Limited
Pretoria, South Africa

DMC Stratex Networks (Africa) (Proprietary) Limited
Pretoria, South Africa

DMC Stratex Networks (S) Pte. Ltd.
Singapore

DMC Stratex Networks NW, Inc.
Seattle, Washington USA

Corporate Headquarters

DMC Stratex Networks, Inc.
170 Rose Orchard Way
San Jose, California 95134 USA

33 of 34

Sales and Service Offices

North America:
Milpitas, California
Plantation, Florida
Lawrenceville, Georgia
Seattle, Washington

Central and South America:
Mexico City, Mexico
Monterrey, Mexico
Santa Fe de Bogota, Colombia
Buenos Aires, Argentina
Campinas, Brazil

Europe:
Coventry, England
Lanarkshire, Scotland
Freising, Germany
Athens, Greece

Middle East:
Dubai, United Arab Emirates

Africa:
Pretoria, South Africa

Asia/Pacific:
Singapore
Wellington, New Zealand
Beijing, China
Clark Special Economic Zone, Philippines
Manila (Makati City), Philippines
New Delhi, Inda
Colombo, Sri Lanka
Victoria, Australia
Bangkok, Thailand
Selangor, Malaysia

SEC Form 10-K

    A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to:

    DMC Stratex Networks, Inc.
Attn: Investor Relations
170 Rose Orchard Way
San Jose, California 95134

Cautionary Statements

    This Annual Report contains forward-looking statements concerning the Company's goals, strategies, and expectations for business and financial results, which are based on current expectations, estimates, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. For a discussion of these risks and uncertainties, please refer to page 29 of this report and to Annual Report Form 10-K filed June 29, 2001, with the Securities and Exchange Commission.

34 of 34