Form 10-K, Exhibit 13
period 2002-03-31
DMC STRATEX NETWORKS INC
filed 2002-05-15
CIK 812703

                                                                   EXHIBIT 13.1


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

OVERVIEW

We design; manufacture, and market advanced wireless solutions for worldwide telephone network interconnection and access. DMC Stratex Networks, Inc. was founded in 1984. Since inception, we have shipped over 237,000 microwave radios worldwide.

We have equipment installed in over 90 countries, and a significant percentage of our revenue is derived from sales outside the United States. Our revenues from sales for equipment and services outside the United States were 92% in Fiscal 2002, 69% in Fiscal 2001 and 79% in Fiscal 2000.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period reported. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. Management bases their estimates and judgments on historical experience, market trends, and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION. We recognize revenue pursuant to Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that the arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

In accordance with SAB 101, revenues from product sales are generally recognized when title and risk of loss passes to the customer, except when product sales are combined with significant post-shipment installation services. Under this exception, revenue is deferred until such services have been performed. Service revenue, which is less than 10% of net sales for Fiscal 2002, 2001 and 2000 is recognized when the related services are performed.

At the time revenue is recognized, we establish an accrual for estimated warranty expenses associated with our sales, recorded as a component of cost of revenue. Our standard warranty is generally for a period of 27 months from the date of sale (which includes 3 months for installation either by us or the buyer) and our warranty accrual represents our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty accrual is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. If our actual warranty costs are greater than the accrual, cost of revenues will increase in the future.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. We regularly monitor inventory quantities on hand and record a provision for excess and obsolete inventories based primarily on our estimated forecast of future product demand and production requirements for the next three to six months. Included in cost of revenues are $1.3 million, $1.9 million and $3.3 million for Fiscal 2002, 2001 and 2000 inventory provisions. In recent quarters, demand for our products has been adversely affected as a result of the current recession and reduced capital spending. As demonstrated during Fiscal 2002, a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. During Fiscal 2002, we recorded additional inventory and other valuation charges of $102.7 million, which consisted of a $9.4 million charge for purchase commitments, a $1.9 million charge for loss on impairment of manufacturing equipment and charges of $91.4 million for the value of excess inventories. If actual market conditions are less favorable than our assumptions, additional reserves may be required. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of our inventory and our reported operating results. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of revenue at the time of such determination. If our inventory is determined to be undervalued, we may have overstated our cost of revenue in previous periods and would be required to recognize additional operating income at the time of sale. This reserve is reflected as a reduction to inventory in the accompanying consolidated balance sheets.

VALUATION OF LONG-LIVED ASSETS. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," we continually review our long-lived assets to evaluate whether conditions have occurred that would suggest a permanent impairment of carrying value. There were impairment losses of approximately $7.9 million during Fiscal 2002 on our equity investments in certain marketable and non-marketable securities. In addition, we recorded $1.9 million impairment loss on manufacturing equipment as inventory and other valuation charges. During Fiscal 2002, we also recorded impairment loss of $2.5 million as restructuring charges, which included a $0.4 million loss on impaired goodwill, and a $2.1 million impairment loss on property and equipment due to closure of our Seattle, Washington facility operations.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject us to concentrations of credit risk consist principally of temporary cash investments and trade receivables. We have cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments to financial institutions evaluated as highly creditworthy with a short-term bond rating of A/A2 or better or a long-term bond rating of A or better. Accounts receivable concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations may subject us to concentration of credit risk. One customer accounted for approximately 15% of net sales for Fiscal 2002. Three customers accounted for approximately 16%, 15% and 12%, respectively, of the total accounts receivable balance at the end of the Fiscal 2002. No other customer accounted for more than 10% of the total accounts receivable balance at the end of Fiscal 2002. We actively market and sell products in Africa, Asia, Europe, the Middle East and the Americas. We perform on-going credit evaluations of our customers' financial conditions and generally require no collateral, although sales to our customers in Asia, Eastern Europe and the Middle East are primarily paid through letters of credit. We maintain a reserve for doubtful accounts, to be used for estimated losses that could result from the inability of our customers to make the required payments. We evaluate our reserve for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions.

PURCHASE COMMITMENTS. We currently subcontract substantially all of our manufacturing. As of March 31, 2002, we were committed to purchase approximately $26.6 million of inventory from our suppliers over the next five months. If actual demand of our products is below the projections, we may have excess inventory as a result of our purchase commitments for long lead-time components with our contract manufacturers. This would be recorded as additional provisions for excess inventory as a component of cost of revenue.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationships of certain items from our Consolidated Statements of Operations, as a percentage of net sales for the periods indicated:


                                                                    Years ended March 31,
                                                          -------------------------------------------
                                                           2002               2001               2000
                                                          -----              -----              -----
Net sales                                                 100.0%             100.0%             100.0%
Cost of sales                                              80.6               69.1               69.8
Inventory valuation charges                                44.9                3.7                 --
                                                          -----              -----              -----
Gross profit (loss)                                       (25.5)              27.2               30.2
Research and development                                    8.1                5.7                8.1
Selling, general and administrative                        25.6               15.1               17.3
Restructuring and receivable valuation charges             10.7                5.3                 --
                                                          -----              -----              -----
Income (loss) from operations                             (69.9)               1.1                4.8
Write down of investments and
      other assets                                         (3.5)              (3.3)                --
Interest income and other expenses, net                     0.2                0.8                0.5
Interest expense                                             --                 --               (0.3)
                                                          -----              -----              -----
Income (loss) before provision for
      income taxes                                        (73.2)              (1.4)               5.0
Provision for income taxes                                  0.6                0.3                1.0
                                                          -----              -----              -----
Net income (loss)                                         (73.8)%             (1.7)%              4.0%
                                                          -----              -----              -----


YEAR ENDED MARCH 31, 2002 COMPARED TO THE YEAR ENDED MARCH 31, 2001

NET SALES. Net sales for Fiscal 2002 decreased to $228.8 million, compared to $417.7 million reported in Fiscal 2001. This decrease was due to continued tightening of the capital markets and slowdown in the telecommunications industry throughout Fiscal 2002, as well as decreased sales to competitive local exchange carriers (CLECs) in the United States due to the collapse of the CLEC business. Compared to Fiscal 2001, revenues of all product lines have decreased. Our Altium(R) product line net sales experienced a significant decrease to $46.3 million in Fiscal 2002, from $109.1 million in Fiscal 2001. This decrease is primarily due to customers delaying high capacity needs, in favor of using lower cost mid-capacity products to meet near term needs. Net sales of our Spectrum(TM) II product line decreased to $37.6 million in Fiscal 2002 from $104.7 million in Fiscal 2001, primarily due to the product continuing towards its planned end of life. We expect sales of our Spectrum II product will continue to decline in absolute dollars. Our XP4(TM) product line net sales decreased to $87.0 million in Fiscal 2002, from $131.8 million in Fiscal 2001. Net sales of our DXR(R) product line decreased to $29.2 million in Fiscal 2002 from $35.6 million in Fiscal 2001. Service and other revenue was $27.3 million in Fiscal 2002, compared to $31.5 million in Fiscal 2001. Though the product revenue in Fiscal 2002 has declined significantly as compared to Fiscal 2001, service and other revenue has not experienced a comparable decline. This is primarily due to an increase in service contracts and projects as a result of our increased efforts to position ourselves as a complete solutions provider in the market.

The decrease in net sales for Fiscal 2002 compared to Fiscal 2001 occurred across all geographic regions. Net sales in the Americas region decreased significantly to $62.8 million in Fiscal 2002 from $214.4 million in Fiscal 2001. Sales to Europe also decreased significantly to $56.4 million in Fiscal 2002 from $84.3 million in Fiscal 2001. Sales to the Middle East also decreased to $14.8 million in Fiscal 2002 from $17.8 million in Fiscal 2001. Net sales in the Asia/Pacific region decreased to $73.4 million in Fiscal 2002 from $77.2 million in Fiscal 2001. Net sales to Africa in Fiscal 2002 decreased to $21.4 million as compared to $24.0 million in Fiscal 2001. Net sales to U.S. customers, included in the Americas region, decreased to $17.6 million in Fiscal 2002, compared to $130.2 million in Fiscal 2001, primarily as a result of decreased sales to CLECs. Net sales to Mexico, included in the Americas region, decreased to $12.3 million in Fiscal 2002, compared to $40.5 million in Fiscal 2001, primarily due to a decrease in capital expenditures by our customers in that region. Net sales to China, included in the Asia/Pacific region, experienced a slight increase to $36.8 million in Fiscal 2002 from $35.4 million in Fiscal 2001, primarily because the network deployment in that region was not affected significantly by the slowdown in the global economy. For the year ended March 31, 2002, one of our customers accounted for 15% of our net sales for the year and two customers accounted for 19% and 15% of our backlog as of March 31, 2002, respectively.

During Fiscal 2002, we received $258.2 million in new orders compared to $492.8 million in Fiscal 2001, representing a decrease of approximately 48%. The backlog at March 31, 2002 was $94.1 million compared to $160.3 million at March 31, 2001. Orders in our current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. We include in our backlog purchase orders for which a delivery schedule has been specified for product shipment within one year. We review our backlog on an ongoing basis and make adjustments to it as required. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of future sales.

GROSS PROFIT (LOSS). Gross profit as a percentage of net sales (before inventory valuation charges) decreased to 19.4% in Fiscal 2002 compared to a gross profit of 30.8% in Fiscal 2001, due to lower capacity utilization due to reduction in revenues and due to transition costs associated with the closure and relocation of our Seattle, Washington facility in June 2001. Our gross profit percentage was further reduced to (25.5)% due to inventory valuation charges of $102.7 million taken in Fiscal 2002 for excess inventories based upon a detailed evaluation of inventory on hand and currently forecasted requirements. This compares to our gross profit percentage of (27.2)% in 2001 including inventory valuation charges of $15.4 million for obsolete and excess inventories as a result of product transitions and the rapid decline of the U.S Competitive Local Exchange Carrier (CLEC) market in Fiscal 2001.

RESEARCH AND DEVELOPMENT. In Fiscal 2002, research and development expenses decreased to $18.5 million from $24.0 million in Fiscal 2001. This decrease was primarily due to the consolidation and reduction of our Seattle, Washington research and development operations to our San Jose, California facility. As a percentage of net sales, research and development expenses increased to 8.1% in Fiscal 2002 compared to 5.7% in Fiscal 2001, primarily because the rate of the decrease in net sales exceeded the rate of the decrease of research and development expenses in absolute dollars. We plan to remain focused on our efforts for next generation products and incremental improvements to the existing product lines, which will improve our manufacturing capacity and further reduce product costs.

SELLING, GENERAL AND ADMINISTRATIVE. In Fiscal 2002, selling, general and administrative expenses decreased to $58.5 million from $62.7 million in Fiscal 2001. This decrease was a result of a reduction in workforce and other cost reduction measures that were taken in Fiscal 2002. As a percentage of net sales, selling, general and administrative expenses increased to 25.6% in Fiscal 2002, compared to 15.1% in Fiscal 2001, primarily because the rate of the decrease in net sales exceeded the rate of the decrease of selling, general and administrative expenses in absolute dollars. We expect our selling, general and administrative expenses will continue to decrease in Fiscal 2003 as a result of the Fiscal 2002 cost reduction measures and ongoing cost reduction measures in Fiscal 2003.

RESTRUCTURING AND RECEIVABLE VALUATION CHARGES. Due to macroeconomic and capital spending issues affecting the telecommunications industry, we announced a restructuring program during Fiscal 2002 to focus on profit contribution by reducing expenses and improving operational efficiency. This restructuring program included consolidation of our U.S. manufacturing operations by relocating our Seattle, Washington operations to our San Jose, California facility, and a worldwide reduction in workforce and a consolidation of additional excess facilities.

In connection with the above noted restructuring programs we recorded restructuring and receivable valuation charges during Fiscal 2002 totaling to $24.6 million. This consisted of $8.4 million for employee severance and benefits, $11.2 million for facility-related and other costs (including $8.6 million for lease termination costs, $2.1 million for the loss on impairment of equipment, $0.1 million for legal costs, $0.4 million for the write off of goodwill) and $5.0 million for uncollectible accounts receivable. We reduced our headcount by approximately 405 employees in Fiscal 2002, with reductions affecting all functional areas and affecting various locations. As of March 31, 2002, essentially all of these employees have been terminated.

The facilities consolidation expenses include payments required under a lease contract, less estimated sublease income after the property was abandoned. To determine the lease loss, certain assumptions were made related to the (1) time period over which the building will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The lease loss is an estimate under SFAS No. 5, "Accounting for Contingencies," and represents the low end of the estimate of time to sublease and actual sublease rates. Should operating lease rental rates continue to decline in the current market or should it take longer than expected to find a suitable tenant to sublease the Seattle, Washington; San Jose, California and Coventry, United Kingdom facilities, adjustments to the facilities lease losses reserve will be made in future periods, if necessary, based upon the current actual events and circumstances. We have estimated that under certain circumstances the facilities lease losses could increase by an additional $8.9 million.

The components of the restructuring and receivable valuation charges recorded in Fiscal 2002 are as follows (in millions):

                                                       Year Ended
                                                        March 31,
                                                          2002
                                                       ----------
                 Restructuring Charges:
                      Severance and Benefits             $ 8.4
                      Facilities and Other                11.2
                                                         -----
                 Total Restructuring Charges             $19.6
                 Receivable Valuation Charges            $ 5.0
                                                         -----
                 Total Charges                           $24.6
                                                         =====

The following table summarizes the balance of the restructuring accrual as of March 31, 2002 and the type and amount of restructuring costs utilized during Fiscal 2002 (in millions):

                                               Severance         Facilities
                                             and Benefits         and Other          Total
                                             ------------        ----------          -----
         Balance as of April 1, 2001             $  --             $  --             $  --
            Provision                              8.4              11.2              19.6
            Cash payments                         (6.1)             (1.6)             (7.7)
            Non-cash expenses                       --              (2.5)             (2.5)
                                                 -----             -----             -----
         Balance as of March 31, 2002            $ 2.3             $ 7.1             $ 9.4
                                                 =====             =====             =====

Total cash outlay for the restructuring and receivable valuation charges is expected to be approximately $17.1 million. The remaining $7.5 million of restructuring and receivable valuation charges are non-cash charges related to the write-off of receivables, goodwill and the loss on impairment of equipment. Of the $17.1 million restructuring charges accrued for cash outlays, $7.7 million was paid as of March 31, 2002. We expect all the remaining cash restructuring charges of $9.4 million to be paid out during Fiscal 2003 with the exception of severance and benefits costs of approximately $0.6 million, which will be paid out in Fiscal 2004, and vacated building lease obligations of $4.6 million and $0.7 million, which are expected to be paid out over the next eight years and sixteen years, respectively.

In Fiscal 2001, we had recorded a receivable valuation charge of $22.0 million for our U.S. CLEC customers. This charge was estimated based on outstanding accounts receivable as of March 31, 2001 compared with anticipated future collections based upon the customers' liquidity position as of March 31, 2001. Several of our U.S. CLEC customers filed for bankruptcy during Fiscal 2002.

WRITE DOWN OF INVESTMENTS AND OTHER ASSETS. In Fiscal 2002, we recorded $7.9 million as a permanent impairment loss on investments. This loss consisted of a $4.5 million loss on our equity investments in non-marketable securities and a $3.4 million loss on our equity investments in marketable securities. We determined that the carrying value for these investments exceeded their fair value and that these losses were other than temporary in nature. Fair value for our publicly traded securities was estimated based upon recent and projected future valuations, taking into account the length of time the investments have previously been held at a loss. Fair value for our privately held investments was estimated using projected financial results and comparisons with other companies in similar industries. In Fiscal 2001, we recorded a $14.0 million impairment loss related to our equity investments in several telecommunications companies.

INTEREST INCOME AND OTHER EXPENSES, NET. Interest income was $2.5 million in Fiscal 2002 compared to $5.1 million in Fiscal 2001. The decrease was primarily due to lower average cash balances and lower interest rates in Fiscal 2002 as compared to Fiscal 2001. Other expenses of $1.9 million in Fiscal 2002 and $1.7 million in Fiscal 2001 were primarily due to the cost of cover on foreign exchange contracts.

INTEREST EXPENSE. Interest expense for Fiscal 2002 was $0.1 million, which is the same as Fiscal 2001. We do not expect any significant change in our interest expense in Fiscal 2003.

PROVISION FOR INCOME TAXES. We recorded an income tax provision in each of Fiscal 2002, 2001 and 2000 primarily related to taxable income at certain of our foreign subsidiaries. Additionally, the Fiscal 2000 provision includes certain Federal and State minimum taxes. This was less than the statutory rate, primarily due to the utilization of net operating losses, tax credits, and other tax-attributable carry-forwards.

YEAR ENDED MARCH 31, 2001 COMPARED TO THE YEAR ENDED MARCH 31, 2000

NET SALES. Net sales for Fiscal 2001 were $417.7 million, a 39% increase compared to net sales of $300.5 million in Fiscal 2000. The increase in net sales occurred across most of our major product families which includes Altium(R), SPECTRUM(TM) II, XP4(TM), and DXR(R) product lines. Net sales of the Altium product line increased to $109.1 million in Fiscal 2001 from $47.5 million in Fiscal 2000. Net sales of the XP4 product line increased to $114.4 million in Fiscal 2001 from $61.7 million in Fiscal 2000. Net sales for other products amounted to $22.4 million in Fiscal 2001 compared to $13.6 million in Fiscal 2000. The SPECTRUM product line net sales decreased to $104.7 million in Fiscal 2001 from $122.3 million in Fiscal 2000 as we transitioned customers to XP4. Net sales of the DXR product line decreased to $35.6 million in Fiscal 2001 from $40.3 million in Fiscal 2000 due to project delays. Service and other revenue increased to $31.5 million in Fiscal 2001 from $ 15.1 million in Fiscal 2000. The increase in service and other revenue was primarily attributable to higher field installation contracts.

The increase in net sales for Fiscal 2001 compared to Fiscal 2000 occurred across all our geographic regions, except for the Asia/Pacific region. Sales to our customers in the Europe/Middle East region increased by 25% to $102.1 million in Fiscal 2001 compared to $81.8 million in Fiscal 2000. Net sales increased in the Americas to $214.4 million in Fiscal 2001 from $119.3 million in Fiscal 2000. Net sales to U.S. customers, included in the Americas region, increased to $130.2 million in Fiscal 2001 from $63.0 million in Fiscal 2000. Net sales to customers in Mexico, which also is included in the Americas region, increased to $40.5 million in Fiscal 2001 from $32.1 million in Fiscal 2000. Net sales in the Asia/Pacific region decreased to $77.2 million in Fiscal 2001 from $80.4 million in Fiscal 2000. Net sales to China, included in the Asia/Pacific region, decreased to $35.4 million in Fiscal 2001 from $48.3 million in Fiscal 2000 due to factory delays in fulfilling China orders. China backlog at the end of Fiscal 2001 was $40.0 million. See Note 6 of the Notes to Consolidated Financial Statements in this Annual Report.

New orders for Fiscal 2001 were $492.8 million, an increase of 40% compared to orders during Fiscal 2000 of $351.1 million. The backlog at March 31, 2001, was $160.3 million compared to $111.8 million at March 31, 2000.

GROSS PROFIT. Gross profit as a percentage of net sales decreased in Fiscal 2001 to 27.2% from 30.2% in Fiscal 2000. Our gross profit in Fiscal 2001 was adversely affected by inventory valuation charges of $15.4 million, or 3.7% of net sales. As a result of the rapid decline of the U.S. CLEC market in the fourth quarter of Fiscal 2001, which included Chapter 11 bankruptcy filings by some of our U.S. customers, we recorded a $12.4 million reserve for excess and obsolescence in Fiscal 2001. Also, liabilities of $3.0 million were recognized in Fiscal 2001 to account for vendor cancellation charges on purchase order commitments resulting from the future revenue reductions in the CLEC market.

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

RECEIVABLE VALUATION CHARGES. Receivable valuation charges of $22.0 million were recorded in Fiscal 2001. These charges were recorded for CLEC accounts receivable deemed not collectable. As noted above, some of our CLEC customers filed for Chapter 11 bankruptcy protection.

WRITE DOWN OF INVESTMENTS AND OTHER ASSETS. In Fiscal 2001, we recorded a $14.0 million impairment loss related to our equity investments in several telecommunications companies. This impairment was a result of the rapid decline in the CLEC market noted above, the decline in stock market valuations, and the general decline in the economy. In the fourth quarter of 2001, we evaluated whether such conditions affected the recorded amounts for investments held by us. As a result of this review, we determined that the recorded value for certain investments exceeded their fair value and that these losses were non-temporary in nature. Fair value for our publicly traded securities was estimated based upon recent and projected future valuations, taking into account the length of time the investments have previously been held. Fair value for our privately held investments was estimated using projected financial results and comparisons with other companies in similar industries.

INTEREST INCOME AND OTHER EXPENSES, NET. Interest income was $5.1 million in Fiscal 2001 compared to $2.5 million in Fiscal 2000. The increase was primarily due to higher average cash balances available for investing as a result of approximately $100 million in proceeds from the sale of our common stock in the third and fourth quarter of Fiscal 2000. Other expenses of $1.7 million in Fiscal 2001 and $1.1 million in Fiscal 2000 were primarily due to foreign exchange losses, net of gains.

INTEREST EXPENSE. Interest expense for Fiscal 2001 was $0.1 million compared to $0.7 million in Fiscal 2000. The decrease is primarily attributed to the decrease in lease obligations in Fiscal 2001.

PROVISION FOR INCOME TAXES. We recorded an income tax provision in each of Fiscal 2001 and 2000 primarily related to taxable income at certain of our foreign subsidiaries. This was less than the statutory rate, primarily due to the utilization of net operating losses, tax credits, and other tax-attributable carry-forwards.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used for operating activities in Fiscal 2002 was $20.2 million compared to $58.0 million in Fiscal 2001. The decrease in cash used for operating activities was due to the changes in assets and liabilities as described below. Accounts receivable decreased by $66.1 million during Fiscal 2002 as compared to an increase of $44.8 million in Fiscal 2001. The decrease in accounts receivable is due to improvement in collections from customers and decreased sales. Inventories increased net of the inventory valuation charges by $35.4 million in Fiscal 2002 as compared to an increase of $60.4 million in Fiscal 2001. This increase occurred in the first half of Fiscal 2002. The rate of increase in inventory in Fiscal 2002 was significantly lower than the rate of increase in inventory in Fiscal 2001 due to improved inventory management practices in Fiscal 2002. Accounts payable decreased by $39.3 million in Fiscal 2002 as compared to an increase in accounts payable by $12.0 million in Fiscal 2001 due to a decrease in the purchase volume of inventory and lower operating expenses in Fiscal 2002. Other accrued liabilities decreased by $6.4 million in Fiscal 2002 as compared to a decrease of $24.6 million in the same period of Fiscal 2001 due to restructuring costs accrued in Fiscal 2002. Long term liabilities increased by $6.7 million due to long term restructuring costs accrued and deferred rent.

Purchases of property and equipment were $7.7 million in Fiscal 2002 compared to $25.1 million in Fiscal 2001. The planned decrease in capital expenditures was made in response to an overall slowdown in the global economy. During Fiscal 2002, we transferred $4.6 million of inventory to property and equipment for utilization as spares in our repair operation, which is considered a non-cash investing activity.

Cash provided by financing activities was mainly from proceeds from the sale of our common stock. On August 10, 2001, we raised an aggregate amount of approximately $70.9 million from the sale of 7,927,851 shares of our common stock in a direct primary issuance of shares, in an offering registered with the Securities and Exchange Commission pursuant to our "shelf" Registration Statement on Form S-3 (File No. 333-50820), which became effective on December 7, 2000. These funds are being used for general corporate and working capital purposes. The remaining proceeds from the sale of common stock were derived from the exercise of employee stock options and the employee stock purchase plan.

At March 31, 2002, our principal sources of liquidity consisted of $85.7 million in cash and cash equivalents and short-term investments. Our cash requirements for Fiscal 2003 are primarily to fund operations, research and development, capital expenditures and restructuring activities.

Commercial commitments

Through a financial institution we have issued $0.3 million of letters of credit to various customers for bid and performance bonds. In connection with the issuance of these letters of credit, we have restricted $0.4 million of cash as collateral to meet these specific obligations. Of the $0.4 million of restricted cash, $0.3 million is for the principal amount of the letters of credit and the remaining $0.1 million of the restricted cash is to cover any foreign currency fluctuation exposure on these letters of credit. These letters of credit expire in Fiscal 2003.

Contractual obligations

The following table provides information related to our contractual obligations
(a):


                                                                    Payments due (in thousands):
                                                                      Years ending March 31,
                                        -------------------------------------------------------------------------------------
                                                                                                         2008 &        Total
                                          2003        2004         2005         2006         2007        beyond     Obligations
                                        -------      -------      -------      -------      -------      -------      -------
Operating leases                        $ 5,604      $ 5,451      $ 5,373      $ 5,494      $ 5,646      $24,379      $51,947
Unconditional purchase obligations      $26,565           --           --           --           --           --      $26,565

(a) Contractual cash obligations include $7,049 of lease obligations that have been provisioned as restructuring charges.

Restructuring payments

We accrued $17.1 million in restructuring charges during Fiscal 2002 for cash outlays. Of this $17.1 million, $7.7 million was paid as of March 31, 2002. We expect the remaining accrued cash restructuring charges of $9.4 million to be paid out during Fiscal 2003, with the exception of severance and benefits costs of approximately $0.6 million which will be paid out in Fiscal 2004 and vacated building lease obligations of $4.6 million and $0.7 million which are expected to be paid out over the next eight years and sixteen years, respectively.

Depending on the growth of our business, we may require additional financing which may not be available to us in the required time frame on commercially reasonable terms, if at all. However, we believe that we have the financial resources needed to meet our business requirements for at least the next 12 months.

RECENT ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for companies with fiscal years beginning after June 15, 2000, and requires us to recognize all derivative financial instruments on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. In June 2000, FASB issued SFAS No. 138 amending certain provisions of SFAS 133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of certain intercompany foreign currency exposures that reduce the need for third-party derivatives and redefining the nature of interest rate risk to avoid sources of hedge ineffectiveness. We adopted SFAS 133 and the corresponding amendments under SFAS 138 effective as of April 1, 2001. The impact of adopting SFAS 133, as amended by SFAS 138, was not significant.

In July 2001, the FASB issued SFAS No.'s 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to at least an annual assessment for impairment applying a fair-value based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. As we have no goodwill recorded on our balance sheet as of March 31, 2002, these pronouncements will not have an impact on our financial position or results of operations when adopted effective April 1, 2002.

In June 2001, the FASB issued FASB Statement No. 143 (FAS 143), "Accounting for Asset Retirement Obligations". FAS 143 requires that the fair value of a liability for an asset retirement obligation be realized in the period which it is incurred if a reasonable estimate of fair value can be made. Companies are required to adopt FAS 143 for fiscal years beginning after June 15, 2002, but early adoption is encouraged. We are in the process of determining the impact this standard will have on our financial position and results of operations, although we do not anticipate that the adoption of this standard will have a material impact on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121 by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and by broadening the presentation of discontinued operations to include more disposal transactions. The Statement will be effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 will not have a material impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK:

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. We invest in high-credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer and country. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. The portfolio is also diversified by tenor to ensure that funds are readily available as needed to meet our liquidity needs. This policy minimizes the requirement to sell securities in order to meet liquidity needs and therefore the potential effect of changing market rates on the value of securities sold.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio.


                                                                       Years Ended March 31
                                        --------------------------------------------------------------------------------
         (In thousands)                     2003              2004             2005              2006            2007
                                        ----------        ----------        ----------       ----------       ----------
         Cash equivalents and
           short-term investments       $   71,234        $    1,035                --               --               --
         Weighted average
           interest rate                      2.15%             4.03%               --               --               --

The primary objective of our short-term investment activities is to preserve principal while at the same time maximize yields, without significantly increasing risk and therefore are available for sale. Our short-term investments are for fixed interest rates; therefore, changes in interest rates will not generate a gain or loss on these investments unless they are sold prior to maturity. Actual gains and losses due to the sale of our investments prior to maturity have been immaterial. Investments are generally not held for more than one year. The average days to maturity for investments held at the end of Fiscal 2002 was 66 days and had an average yield of 2.2% per annum.

We are exposed to equity price risks on the marketable portion of equity securities included in our portfolio of investments, which were purchased for the promotion of business and strategic objectives. These investments are generally made in companies within the telecommunications industry sector, many of which are small capitalization stocks. These investments are classified in other assets. We typically have not attempted to reduce or eliminate our market exposure on these securities. A 20% adverse change in equity prices would result in an approximate $0.1 million decrease in the fair value of our available-for-sale securities as of March 31, 2002.

As of March 31, 2002, unrealized losses on investments were $0.2 million that had been recorded in accumulated other comprehensive loss. The investments have been recorded at fair value on our balance sheet. During Fiscal 2002, we recorded a permanent impairment for certain investments of $7.9 million.

EXCHANGE RATE RISK:

We routinely use forward foreign exchange contracts to hedge our net exposures, by currency, related to the monetary assets and liabilities of our operations denominated in non-functional currencies. In addition, we enter into forward foreign exchange contracts to establish with certainty the U.S. dollar amount of future firm commitments denominated in a foreign currency. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. At March 31, 2002 and 2001, we held forward contracts in the aggregate amount of $24.5 million and $47.7 million, respectively, primarily in British pounds, New Zealand dollars and the euro. The amount of unrealized loss on these contracts at March 31, 2002 was insignificant.

Given our foreign exchange position, a change in foreign exchange rates upon which these foreign exchange contracts are based would result in exchange gains and losses. In all material aspects, these exchange gains and losses would be offset by exchange gains and losses on the underlying net monetary exposures and firm commitments for which the contracts are designated as hedges. We do not expect material exchange rate gains and losses from unhedged foreign currency exposures.

We do not enter into foreign currency transactions for trading or speculative purposes. We attempt to limit our exposure to credit risk by executing foreign contracts with high-quality financial institutions. A discussion of our accounting policies for derivative financial instruments is included in the notes to the consolidated financial statements.

FACTORS THAT MAY AFFECT FUTURE FINANCIAL RESULTS

The Stockholders' Letter and discussions in this Annual Report concerning our future products, expenses, revenues, gross margins, liquidity, and cash needs, as well as our plans and strategies, contain forward-looking statements concerning our future operations and financial results within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. Such forward-looking statements include statements relating to excess inventory, review and adjustment of our backlog, improved manufacturability and reduced production costs from next generation products and improvements to our existing product line, cash outlays for restructuring and asset valuation charges, use of proceeds from the sale of our common stock, the need for additional financing, the impact of FASB Statements No. 141, 142, 143 and 144 on our financial position or results of operations, the effects of various legal proceedings on our consolidated financial position, liquidity, or results of operations, our warranty accruals, adjustments to our lease loss reserves and cash restructuring charges. All statements, trend analyses and other information contained herein relative to markets for our services and products and trends in revenue, as well as other statements including such words as

"anticipate," "believe," "plan," "estimate," "expect," "goal," "intend," and other similar expressions constitute forward-looking statements. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. Numerous factors, such as economic and competitive conditions, timing and volume of incoming orders, shipment volumes, product margins, and foreign exchange rates, could cause actual results to differ materially from those described in these statements. Prospective investors and stockholders should carefully consider the factors set forth in this Annual Report on Form 10-K.

SELECTED CONSOLIDATED FINANCIAL DATA


                                                                    Years ended March 31,
                                        ----------------------------------------------------------------------------
                                          2002             2001             2000             1999            1998
                                        ---------        ---------        ---------       ---------        ---------
                                                        (in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net sales                               $ 228,844        $ 417,661        $ 300,503       $ 236,499        $ 345,116
Net income (loss)                        (168,873)          (6,995)          12,136         (96,729)          18,818
Diluted earnings (loss) per share           (2.13)           (0.10)            0.17           (1.57)            0.35


                                                                           March 31,
                                        ----------------------------------------------------------------------------
                                          2002             2001              2000            1999            1998
                                        ---------        ---------        ---------       ---------        ---------
                                                                       (in thousands)
CONSOLIDATED BALANCE
  SHEETS DATA:
Total assets                            $ 214,117        $ 326,780        $ 337,441       $ 202,164        $ 297,196
Long-term liabilities                       6,675               --               --           2,236            1,174

CONSOLIDATED BALANCE SHEETS


                                                                                  March 31,
                                                                     ----------------------------------
                                                                        2002                    2001
                                                                     ---------                ---------
                                                                       (in thousands, except share and
                                                                            per share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                            $  35,888                $  25,963
Short-term investments                                                  49,786                   11,895
Accounts receivable, net of allowances
  of $9,315 in 2002 and $26,643 in 2001                                 42,953                  116,427
Inventories, net                                                        31,094                   92,863
Deferred tax asset                                                          --                    1,275
Other current assets                                                    10,775                   16,027
                                                                     ---------                ---------
            Total current assets                                       170,496                  264,450
                                                                     ---------                ---------

PROPERTY AND EQUIPMENT:
Machinery and equipment                                                 93,598                  121,992
Land and buildings                                                       6,914                    6,212
Furniture and fixtures                                                   8,423                    9,423
Leasehold improvements                                                   3,290                    5,104
                                                                     ---------                ---------
                                                                       112,225                  142,731
Accumulated depreciation and
  amortization                                                         (70,531)                 (87,954)
                                                                     ---------                ---------
Net property and equipment                                              41,694                   54,777
                                                                     ---------                ---------
Other Assets                                                             1,927                    7,553
                                                                     ---------                ---------
Total Assets                                                         $ 214,117                $ 326,780
                                                                     =========                =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                     $  20,579                $  50,653
Income taxes payable                                                        --                      816
Accrued liabilities                                                     19,406                   15,448
                                                                     ---------                ---------
             Total current liabilities                                  39,985                   66,917
Long-Term Liabilities                                                    6,675                       --
                                                                     ---------                ---------
Total liabilities                                                       46,660                   66,917

COMMITMENTS AND CONTINGENCIES (NOTE 3)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 5,000,000 shares
  authorized; none outstanding                                              --                       --
Common Stock, $.01 par value; 150,000,000 shares
     authorized 82,314,377 and 73,765,508 shares
     in Fiscal 2002 and 2001, respectively, issued and
     outstanding                                                           823                      738
Additional paid-in capital                                             456,087                  382,537
Accumulated deficit                                                   (279,156)                (110,283)
Accumulated other comprehensive loss                                   (10,297)                 (13,129)
                                                                     ---------                ---------
            Total stockholders' equity                                 167,457                  259,863
                                                                     ---------                ---------
Total Liabilities and Stockholders' Equity                           $ 214,117                $ 326,780
                                                                     =========                =========



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                 Years ended March 31,
                                                             -----------------------------------------------------------
                                                               2002                      2001                     2000
                                                             ---------                ---------                ---------
                                                                     (in thousands, except per share amounts)
NET SALES                                                    $ 228,844                $ 417,661                $ 300,503
Cost of sales                                                  184,527                  288,865                  209,653
Inventory and other valuation charges                          102,731                   15,368                       --
                                                             ---------                ---------                ---------
            Gross profit (loss)                                (58,414)                 113,428                   90,850
                                                             ---------                ---------                ---------

OPERATING EXPENSES:
Research and development                                        18,529                   24,006                   24,372
Selling, general and administrative                             58,493                   62,715                   51,953
Restructuring and receivable valuation charges                  24,589                   22,000                       --
                                                             ---------                ---------                ---------
            Total operating expenses                           101,611                  108,721                   76,325
                                                             ---------                ---------                ---------
            Income (loss) from operations                     (160,025)                   4,707                   14,525

OTHER INCOME (EXPENSE):
Interest income                                                  2,489                    5,113                    2,510
Interest expense                                                   (68)                     (76)                    (729)
Other expenses, net                                             (1,928)                  (1,693)                  (1,136)
Write down of investments and other assets                      (7,918)                 (14,003)                      --
                                                             ---------                ---------                ---------
            Total other income (expense), net                   (7,425)                 (10,659)                     645
                                                             ---------                ---------                ---------
            Income (loss) before provision for
            Income taxes                                      (167,450)                  (5,952)                  15,170
Provision for income taxes                                       1,423                    1,043                    3,034
                                                             ---------                ---------                ---------
NET INCOME (LOSS)                                            $(168,873)               $  (6,995)               $  12,136
                                                             ---------                ---------                ---------

Basic earnings (loss) per share                              $   (2.13)               $   (0.10)               $    0.18
Diluted earnings (loss) per share                            $   (2.13)               $   (0.10)               $    0.17

Basic weighted average shares outstanding                       79,166                   73,391                   65,922
Impact of dilutive stock options and warrants                      N/A                      N/A                    5,720
                                                             ---------                ---------                ---------
Diluted weighted average shares outstanding                     79,166                   73,391                   71,642


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                         Years ended March 31, 2000, 2001 and 2002
                                       -----------------------------------------------------------------------------------------
                                                                                                 Accumulated
                                       Common                      Additional                        Other            Total
                                       Stock                        Paid-In       Accumulated    Comprehensive    Stockholders'
                                       Shares         Amount        Capital         Deficit          Loss            Equity
                                       ------       ---------      ----------     -----------    -------------    --------------
                                                                        (in thousands)
BALANCE MARCH 31, 1999                 62,144       $     621      $ 250,514       $(115,424)      $  (4,498)      $ 131,213
Components of
  comprehensive income:
   Net income                              --              --             --          12,136              --          12,136
   Change in unrealized
      holding gain                         --              --             --              --           1,841           1,841
   Translation adjustment                  --              --             --              --          (3,140)         (3,140)
                                                                                                                   ---------
      Total comprehensive
        income                             --              --             --              --              --       $  10,837
                                                                                                                   ---------
Proceeds from sale of stock,
  net of expense                        4,797              48         99,823              --              --          99,871
Stock issued for
  options & warrants
                                        5,751              58         22,337              --              --          22,395
Amortization of deferred
  stock compensation                       --              --             76              --              --              76
                                    ---------       ---------      ---------       ---------       ---------       ---------
BALANCE MARCH 31, 2000                 72,692             727        372,750        (103,288)         (5,797)        264,392
Components of
  comprehensive income:
   Net loss                                --              --             --          (6,995)             --          (6,995)
   Change in unrealized
      holding loss                         --              --             --              --          (3,037)         (3,037)
   Translation adjustment                  --              --             --              --          (4,295)         (4,295)
                                                                                                                   ---------
      Total comprehensive loss                                                                                     $ (14,327)
                                                                                                                   ---------
Stock issued for options
  and purchase plan                     1,074              11          9,744              --              --           9,755
Amortization of deferred
  stock compensation                       --              --             43              --              --              43
                                    ---------       ---------      ---------       ---------       ---------       ---------
BALANCE MARCH 31, 2001                 73,766             738        382,537        (110,283)        (13,129)        259,863
                                    ---------       ---------      ---------       ---------       ---------       ---------
Components of comprehensive
  income:
   Net loss                                --              --             --        (168,873)             --        (168,873)
   Change in unrealized
      holding gain                         --              --             --              --           2,659           2,659
   Translation adjustment                  --              --             --              --             173             173
                                                                                                                   ---------
      Total comprehensive
         loss                                                                                                     $(166,041)
                                                                                                                   ---------
Proceeds from sale of stock,
  net of expense                        7,928              79         70,600              --              --          70,679
Stock issued for options
  and purchase plan                       620               6          2,981              --              --           2,987
Reversal of deferred
  stock compensation                       --              --            (31)             --              --             (31)
                                    ---------       ---------      ---------       ---------       ---------       ---------
BALANCE MARCH 31, 2002                 82,314       $     823      $ 456,087       $(279,156)      $ (10,297)      $ 167,457
                                    ---------       ---------      ---------       ---------       ---------       ---------



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                              Years ended March 31,
                                                                  -----------------------------------------------
                                                                    2002                2001              2000
                                                                  ---------          ---------          ---------
                                                                                  (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                  (168,873)         $  (6,995)         $  12,136
Adjustments to reconcile net income (loss) to
  net cash provided by (used for) operating activities:
     Depreciation and amortization                                   20,289             17,863             16,594
     Impairment loss of investments and other assets                  7,918             14,003                 --
     Loss on disposal of property and equipment                         354
     Non-cash restructuring expenses                                  2,446
     Inventory and other valuation charges                          103,988             14,342              3,262
     Provision for uncollectible accounts                             6,530             23,727                853
     Provision for warranty reserves                                 10,429              9,213              8,146
     Changes in assets and liabilities:
           Decrease (increase) in accounts receivable                66,088            (44,804)           (41,391)
           Increase in inventories                                  (35,379)           (60,377)            (2,185)
           Decrease in deferred taxes                                 1,263                830              1,701
           Decrease (increase) in other current assets                5,219             (7,271)             2,714
           Decrease (increase) in other assets                         (553)            (4,340)             5,292
           Increase (decrease) in accounts payable                  (39,306)            11,985             15,120
           Increase (decrease) in income tax payable                   (832)            (1,516)               931
           Decrease in accrued liabilities                           (6,433)           (24,621)           (17,279)
           Increase in long-term liabilities                          6,675                 --                 --
                                                                  ---------          ---------          ---------
     Net cash provided by (used for) operating activities           (20,177)           (57,961)             5,894
                                                                  ---------          ---------          ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available-for-sale securities                          (149,057)           (49,724)          (118,029)
Proceeds from sale of available-for-sale securities                 111,426            103,432             58,171
Purchase of property and equipment                                   (7,673)           (25,104)           (23,928)
Purchase of equity investments                                           --            (13,045)            (7,256)
Proceeds from the sale of other assets and
  property and equipment                                                395                 --              2,082
                                                                  ---------          ---------          ---------
     Net cash provided by (used for) investing
          Activities                                                (44,909)            15,559            (88,960)
                                                                  ---------          ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments to banks                                                      --                 --             (2,600)
Payments of capital lease obligations                                    --               (167)            (1,035)
Proceeds from sale of common stock                                   73,666              9,755            122,266
                                                                  ---------          ---------          ---------
     Net cash provided by financing activities                       73,666              9,588            118,631
                                                                  ---------          ---------          ---------
Effect of exchange rate changes on cash                               1,345                438              1,256
                                                                  ---------          ---------          ---------
Net increase (decrease) in cash and cash equivalents                  9,925            (32,376)            36,821
Cash and cash equivalents at beginning of year                       25,963             58,339             21,518
                                                                  ---------          ---------          ---------
Cash and cash equivalents at end of year                          $  35,888          $  25,963          $  58,339
                                                                  ---------          ---------          ---------
Non-cash investing activity:
Transfer of Inventory to Property and equipment                   $   4,577                 --                 --
                                                                  ---------          ---------          ---------


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Description of Business

We design; manufacture and market advanced wireless solutions for mobile applications and broadband access to enable the development of complex communications networks worldwide. Our microwave radio products deliver data and voice across a full spectrum of network frequencies and capacities. Our business is global in nature, supported by a worldwide sales and support organization. DMC Stratex Networks, Inc. was founded in January 1984 and is traded under the symbol STXN on the NASDAQ National Market. Additional information is available at www.stratexnet.com.

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

CASH AND CASH EQUIVALENTS. We consider all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consisted of cash, money market funds, and short-term securities as of March 31, 2002 and 2001. We have issued letters of credit to various customers through a financial institution for bid and performance bonds. In connection with the issuance of these letters of credit, we have restricted $0.4 million of cash, which is included in cash and cash equivalents in the accompanying consolidated balance sheet, as collateral for these specific obligations in Fiscal 2002. Of the $0.4 million of restricted cash, $0.3 million is for the principal amount of the letters of credit and the remaining $0.1 million of the restricted cash is to cover any foreign currency fluctuation exposure on these letters of credit. These letters of credit expire in Fiscal 2003.

SHORT-TERM INVESTMENTS. We invest our excess cash in high-quality and easily marketable instruments to ensure cash is readily available for use in our current operations. Accordingly, all of our marketable securities are classified as "available-for-sale" in accordance with the provisions of the Statement of Financial Accounting Standards No. 115 (SFAS No. 115). At March 31, 2002, our available-for-sale securities had contractual maturities ranging from 1 day to 410 days, with a weighted average maturity of 66 days.

All investments are reported at fair market value with the related unrealized holding gains and losses reported as a component of stockholders' equity. Unrealized holding losses on the portfolio of approximately $0.2 million were recorded as of March 31, 2002, and $2.9 million of unrealized holding losses were recorded as of March 31, 2001. $2.5 million of the unrealized loss as of March 31, 2001 was recorded as impairment loss during Fiscal 2002. There were realized gains of approximately $43,000 during Fiscal 2002 and $17,000 during Fiscal 2001 on the sale of securities and realized gains of approximately $0.4 million during Fiscal 2000. Realized gains (losses) are included in other expenses, net in the accompanying consolidated statement of operations.

The following is a summary of available-for-sale short-term and long-term investments as of March 31:


                                                                2002
                                               -----------------------------------------
                                                                              Unrealized
                                                                               Holding
                                                                Fair            Gain
                                                COST            Value           (Loss)
                                               -------         -------        ----------
                                                            (in thousands)
     CORPORATE NOTES                           $ 4,032           4,016         $   (16)
     CORPORATE BONDS                            15,724          15,670             (54)
     AUCTION RATE PREFERRED NOTES               28,600          28,600              --
     NEGOTIABLE CD'S                             1,501           1,500              (1)
     INVESTMENT IN ENDWAVE, INC.(1)(2)             491             360            (131)
                                               -------         -------         -------
     TOTAL                                     $50,348         $50,146         $  (202)
                                               -------         -------         -------


                                                                2001
                                               -----------------------------------------
                                                                              Unrealized
                                                                               Holding
                                                                Fair            Gain
                                                COST            Value           (Loss)
                                               -------         -------        ----------
                                                            (in thousands)
     Corporate notes                           $ 1,999         $ 2,002         $     3
     Corporate bonds                             8,991           8,393            (598)
     Auction rate preferred notes                1,500           1,500              --
     Investment in
        Endwave, Inc.(1)(2)                      3,579           1,313          (2,266)
                                               -------         -------         -------
     Total                                     $16,069          13,208          (2,861)
                                               -------         -------         -------


(1)     Classified as other assets.

(2) We recorded an impairment loss of $3,088 in Fiscal 2002 and $2,421 in Fiscal 2001 related to our original Endwave, Inc. $6,000 investment. See "Other Assets" footnote below.

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURES. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:


                                                        Years ended March 31,
                                               ---------------------------------------
                                                 2002           2001             2000
                                                          (in thousands)
     Interest paid                             $   146         $    64         $   702
     Income taxes paid                         $ 1,572         $ 1,602         $   559

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. Inventories, net of reserves, consisted of:


                                             March 31,
                                   -----------------------------
                                     2002                  2001
                                   -------               -------
                                          (in thousands)
     Raw materials                 $19,346               $46,295
     Work-in-process                 5,527                18,642
     Finished goods                  6,221                27,926
                                   -------               -------
                                   $31,094               $92,863
                                   -------               -------

We recorded inventory valuation and other charges of $102.7 million during Fiscal 2002. This inventory valuation and other charge consisted of a $9.4 million charge for purchase commitments, a $1.9 million charge for loss on impairment of manufacturing equipment and charges of $91.4 million for excess and obsolete inventories. The inventory valuation and other charges recorded in Fiscal 2001 was $15.4 million. This consisted of a charge of $12.4 million for excess and obsolete inventories as a result of product transitions and the rapid decline of the U.S Competitive Local Exchange Carrier (CLEC) market in Fiscal 2001 and a charge of $3.0 million for vendor cancellation charges on purchase order commitments resulting from the reduction in CLEC market in Fiscal 2001.

PROPERTY AND EQUIPMENT. Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term. There were no assets included in property and equipment under capital lease as of March 31, 2002 or March 31, 2001.

OTHER ASSETS. Included in other assets are equity investments, notes receivable and for Fiscal 2001, goodwill. The equity investments were purchased for the promotion of business and strategic objectives. Equity investments represent voting interests of less than 20% and are accordingly accounted for under the cost method. Equity investments in marketable securities are classified as "available-for-sale" in accordance with the provisions of the Statement of Financial Accounting Standards ("SFAS") No. 115 and reported at fair value with unrealized gains and losses recorded in accumulated other comprehensive income
(loss). Equity investments in non-marketable securities are recorded at cost. We have determined that the carrying value for these certain investments exceeded their fair value and that these losses were other than temporary in nature. There were impairment losses of approximately $7.9 million during Fiscal 2002 on our equity investments in certain marketable and non-marketable securities. This loss consisted of $3.4 million loss on our equity investments in marketable securities and $4.5 million loss on our equity investments in non-marketable securities. $2.5 million of this impairment loss had been recorded as unrealized holding loss as of March 31, 2001.

Goodwill is the excess of the purchase price over the fair value of net assets acquired. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of," we continually review goodwill to evaluate whether conditions have occurred that would suggest a permanent impairment of carrying value. Goodwill, gross of accumulated amortization, amounted to $2.4 million as of March 31, 2001. Accumulated amortization of goodwill amounted to $1.7 million at March 31, 2001. During Fiscal 2002, amortization expense of $0.3 million and an impairment of goodwill of $0.4 million were recorded. Accumulated amortization of goodwill amounted to $1.7 million at March 31, 2001. We had no goodwill recorded as of March 31, 2002.

During Fiscal 2002, we accepted long-term interest bearing notes receivable from one of our customers. Accordingly, the related accounts receivable has been classified as notes receivable in other current assets and other assets. The notes receivable are for a total of $2.3 with annual interest rates of approximately 10.0%. The notes receivable require semi-annual payments over three years including interest. These notes are secured by a guarantee from the customer's parent corporation. As of March 31, 2002, the total balance of these notes receivable, including accrued interest, was $1.9 million of which $0.7 million is in current other assets and $1.2 million is in long-term other assets.

ACCRUED LIABILITIES. Accrued liabilities included the following:


                                                          March 31,
                                                -----------------------------
                                                  2002                  2001
                                                -------               -------
                                                        (in thousands)
     Customer deposits                          $ 1,804               $   886
     Accrued payroll and benefits                 2,461                 3,989
     Accrued commissions                          2,533                 1,246
     Accrued warranty                             4,674                 4,788
     Accrued restructuring                        3,534                    --
     Other                                        4,400                 4,539
                                                -------               -------
                                                $19,406               $15,448
                                                -------               -------

ACCUMULATED OTHER COMPREHENSIVE INCOME. SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income
(loss) and its components. SFAS No. 130 requires companies to report a "comprehensive income (loss)" that includes unrealized holding gains and losses and other items that have previously been excluded from net income (loss) and reflected instead in stockholders' equity. Our comprehensive income (loss) consists of net income (loss) plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments.

The accumulated balances for each component of accumulated other comprehensive income (loss) are as follows:


                                                                   March 31,
                                                       --------------------------------
                                                         2002                    2001
                                                       --------                --------
                                                               (in thousands)
     Unrealized holding loss on
          Available-for-sale securities,               $   (202)               $ (2,861)
     Cumulative foreign exchange
      translation adjustments                           (10,095)                (10,268)
                                                       --------                --------
                                                       $(10,297)               $(13,129)
                                                       ========                ========

FOREIGN CURRENCY TRANSLATION. The functional currency of our subsidiaries located in the United Kingdom and New Zealand is the U.S. dollar. Accordingly, all of the monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are remeasured at historical rates. Sales and expenses are remeasured at the average exchange rate prevailing during the period. Gains and losses resulting from the remeasurement of these subsidiaries' financial statements are included in the consolidated statements of operations. Our other international subsidiaries use their respective local currency as their functional currency. Assets and liabilities of these subsidiaries are translated at the local current exchange rates in effect at the balance sheet date, and income and expense accounts are translated at the average exchange rates during the period. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Determination of the functional currency is dependent upon the economic environment in which an entity operates as well as the customers and suppliers the entity conducts business with. Changes in the facts and circumstances may change and could lead to a change in the functional currency of that entity.

Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying Consolidated Statements of Operations. The net foreign exchange loss was $1.2 million in Fiscal 2002, $2.0 million in Fiscal 2001 and $0.9 million in Fiscal 2000.

DERIVATIVE FINANCIAL INSTRUMENTS. Effective April 1, 2001, we adopted Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which requires that all derivatives be recorded on the balance sheet at fair value. Changes in the fair value of derivatives that are not designated, or are not effective as hedges, must be recognized currently in earnings.

We continue our policy of hedging forecasted and actual foreign currency risk with forward contracts that generally expire within nine months. Derivatives are employed to eliminate, reduce, or transfer selected foreign currency risks that can be identified and quantified with confidence. Specifically, we hedge foreign currency risks relating to firmly committed backlog, open purchase orders and non-functional currency monetary assets and liabilities. At March 31, 2002, we had forward foreign exchange contracts with a notional face value of $24.5 million. The amount of unrealized loss on these contracts at March 31, 2002 is insignificant. Derivatives hedging non-functional currency monetary assets and liabilities are recorded on the balance sheet at fair value and changes in fair value are recognized currently in earnings.

Occasionally, we have euro denominated firm backlog from customers in countries not participating in the euro. Under FAS 133, these contracts are treated as embedded derivatives with changes in fair value recognized in earnings. The change in fair value as of March 31, 2002 was insignificant. As of March 31, 2002, we had $4.2 million in U.S. dollar equivalent euro denominated backlog from customers in non-participating countries.

Additionally, we hedge forecasted non-U.S. dollar sales and non-U.S. dollar purchases. In accordance with FAS 133, hedges of such anticipated transactions are designated and documented at inception as "cash flow hedges" and are evaluated for effectiveness, excluding time value, at least quarterly. We record effective changes in the fair value of these cash flow hedges in accumulated other comprehensive income ("OCI") until the transaction occurs, at which time the changes are reclassified to revenue and cost of sales, respectively. All amounts accumulated in OCI at quarter end will be reclassified to earnings within the next 12 months. A loss of $0.2 million was recognized in other income and expense in Fiscal 2002 related to excluding time value from effectiveness testing and ineffectiveness resulting from forecasted transactions that did not occur.

The activity in OCI, with regard to the effective changes in fair value of derivative instruments, for Fiscal 2002 was not significant.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject us to concentrations of credit risk consist principally of temporary cash investments and trade receivables. We have cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments to financial institutions evaluated as highly creditworthy with a short-term bond rating of A/A2 or better or a long-term bond rating of A or better. Accounts receivable concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations may subject us to concentration of credit risk. One customer accounted for approximately 15% of net sales for Fiscal 2002. Three customers accounted for approximately 16%, 15% and 12% respectively of the total accounts receivable balance at the end of Fiscal 2002. No other customer accounted for more than 10% of the total accounts receivable balance at the end of Fiscal 2002. We actively market and sell products in Africa, Asia, Europe, the Middle East and the Americas. We perform on-going credit evaluations of our customers' financial conditions and generally require no collateral, although sales to Asia, Eastern Europe and the Middle East are primarily paid through letters of credit.

RESTRUCTURING AND RECEIVABLE VALUATION CHARGES. Due to macroeconomic and capital spending issues affecting the telecommunications industry, we announced a restructuring program during Fiscal 2002 to focus on profit contribution by reducing expenses and improving operational efficiency. This restructuring program included consolidation of our U.S. operations by relocating our Seattle, Washington manufacturing operations to our San Jose, California facility, and a worldwide reduction in workforce and a consolidation of additional excess facilities.

In connection with the above noted restructuring programs, in Fiscal 2002, we recorded restructuring and receivable valuation charges of $24.6 million, consisting of $8.4 million for employee severance and benefits, $11.2 million for facility-related and other costs (including $8.6 million for lease termination costs, $2.1 million for the loss on impairment of equipment, $0.1 million for legal costs, $0.4 million for the write off of goodwill) and $5.0 million for uncollectible accounts receivable. We reduced our headcount by approximately 405 employees in Fiscal 2002, with reductions affecting all functional areas and affecting various locations. As of March 31, 2002, essentially all of these employees have been terminated.

The facilities consolidation expenses include payments required under a lease contract, less estimated sublease income after the property was abandoned. To determine the lease loss, certain assumptions were made related the (1) time period over which the building will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The lease loss is an estimate under SFAS No. 5, "Accounting for Contingencies," and represents the low end of the estimate of time to sublease and actual sublease rates. Should operating lease rental rates continue to decline in current markets or should it take longer than expected to find a suitable tenant to sublease the Seattle, Washington; San Jose, California and Coventry, United Kingdom facilities, adjustments to the facilities lease losses reserve will be made in future periods, if necessary, based upon the current actual events and circumstances. We have estimated that under certain circumstances the facilities lease losses could increase by an additional $8.9 million.

The components of the restructuring and receivable valuation charges recorded in Fiscal 2002 are as follows (in millions):


                                                         Year Ended
                                                          March 31,
                                                           2002
                                                         ----------
                Restructuring Charges:
                     Severance and Benefits                $ 8.4
                     Facilities and Other                   11.2
                                                           -----
                Total Restructuring Charges                $19.6
                Receivable Valuation Charges               $ 5.0
                                                           -----
                Total Charges                              $24.6
                                                           =====

The following table summarizes the balance of the restructuring accrual as of March 31, 2002 and the type and amount of restructuring costs utilized during Fiscal 2002 (in millions):


                                              Severance          Facilities
                                            and Benefits          and Other               Total
                                            ------------         ----------               -----
     Balance as of April 1, 2001               $  --                $  --                 $  --
        Provision                                8.4                 11.2                  19.6
        Cash payments                           (6.1)                (1.6)                 (7.7)
        Non-cash expenses                         --                 (2.5)                 (2.5)
                                               -----                -----                 -----
     Balance as of March 31, 2002              $ 2.3                $ 7.1                 $ 9.4
                                               =====                =====                 =====


Total cash outlay for the restructuring and receivable valuation charges is expected to be approximately $17.1 million. The remaining $7.5 million of restructuring and receivable valuation charges are non-cash charges related to the write-off of receivables, goodwill and the loss on impairment of equipment. Of the $17.1 million restructuring charges accrued for cash outlays, $7.7 million was paid as of March 31, 2002. We expect all the remaining cash restructuring charges of $9.4 million to be paid out during Fiscal 2003 with the exception of severance and benefits costs of approximately $0.6 million, which will be paid out in Fiscal 2004 and vacated building lease obligations of $4.6 million and $0.7 million, which are expected to be paid out over the next eight years and sixteen years, respectively.

In Fiscal 2001, we had recorded a receivable valuation charge of $22.0 million for our U.S. CLEC customers. This charge was estimated based on outstanding accounts receivable as of March 31, 2001 compared with anticipated future collections based upon our customers' liquidity position as of March 31, 2001. Several of our U.S. CLEC customers filed for bankruptcy during Fiscal 2002.

REVENUE RECOGNITION. We recognize revenue pursuant to Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that the arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

In accordance with SAB 101, revenues from product sales are generally recognized when title and risk of loss passes to the customer, except when product sales are combined with significant post-shipment installation services. Under this exception, revenue is deferred until such services have been performed. Service revenue, which is less than 10% of net sales for Fiscal 2002, 2001 and 2000 is recognized when the related services are performed.

At the time revenue is recognized, we establish an accrual for estimated warranty expenses associated with our sales, recorded as a component of cost of revenue. Our standard warranty is generally for a period of 27 months from the date of sale (which includes 3 months for installation either by us or the buyer) and our warranty accrual represents our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty accrual is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. If our actual warranty costs are greater than the accrual, cost of revenues will increase in the future.

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

As of March 31, 2002, there were 557,000 weighted-average options outstanding to purchase shares of Common Stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in Fiscal 2002. As of March 31, 2001, there were 2,951,000 weighted-average options outstanding to purchase shares of Common Stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in Fiscal 2001. As of March 31, 2000, there were 192,000 weighted-average options outstanding to purchase shares of Common Stock that were not included in the computation of diluted earnings per share, as the options exercise prices were greater than the average market price of the shares of Common Stock.


RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for companies with fiscal years beginning after June 15, 2000, and requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. In June 2000, FASB issued SFAS No. 138 amending certain provisions of SFAS 133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of certain intercompany foreign currency exposures that reduce the need for third-party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. We have adopted SFAS 133 and the corresponding amendments under SFAS 138 effective as of April 1, 2001. The impact of adopting SFAS 133, as amended by SFAS 138, was not significant.

In July 2001, the FASB issued SFAS No.'s 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to at least an annual assessment for impairment applying a fair-value based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. As we have no goodwill recorded on our balance sheet as of March 31, 2002, these pronouncements will not have an impact on our financial position or results of operations, when adopted effective April 1, 2002.

In June 2001, the FASB issued FASB Statement No. 143 (FAS 143), "Accounting for Asset Retirement Obligations". FAS 143 requires that the fair value of a liability for an asset retirement obligation be realized in the period which it is incurred if a reasonable estimate of fair value can be made. Companies are required to adopt FAS 143 for fiscal years beginning after June 15, 2002, but early adoption is encouraged. We are in the process of determining the impact this standard will have on our financial position and results of operations, although we do not anticipate that the adoption of this standard will have a material impact on the our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121 by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and by broadening the presentation of discontinued operations to include more disposal transactions. The Statement will be effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 will not have a material impact on our financial position or results of operations.

NOTE 3. Commitments and Contingencies

We lease certain property and equipment, as well as our headquarters and manufacturing facilities, under non-cancelable operating leases that expire at various periods through 2018. At March 31, 2002, future minimum payment obligations under these leases were as follows:

                                                    Years ending March 31,
                                                    ----------------------
                                                       (in thousands)
     2003                                                 $ 5,604
     2004                                                   5,451
     2005                                                   5,373
     2006                                                   5,494
     2007                                                   5,646
     2008 and beyond                                       24,379
                                                          -------
     Future minimum lease payments                        $51,947
                                                          -------

Rent expense under operating leases was approximately $6.0 million for the year ended March 31, 2002, $4.3 million for the year ended March 31, 2001, and $3.9 million for the year ended March 31, 2000.

LEGAL CONTINGENCIES. We are a party to various legal proceedings that arise in the normal course of business. In the opinion of management, the ultimate disposition of these proceedings will not have a material adverse effect on our consolidated financial position, liquidity, or results of operations.

CONTINGENCIES IN MANUFACTURING AND SUPPLIERS. Our manufacturing operations are highly dependent upon the timely delivery of materials and components by outside suppliers. In addition, we depend in part upon subcontractors to assemble major components and subsystems used in our products in a timely and satisfactory manner. We do not generally enter into long-term or volume-purchase agreements with any of our suppliers, and no assurance can be given that such materials, components, and subsystems will be available in the quantities required by us, if at all. Our inability to develop alternative sources of supply quickly and on a cost-effective basis could materially impair our ability to manufacture and deliver our products in a timely manner. There can be no assurance that we will not experience component delays or other supply problems in the future.

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

The domestic and foreign components of income (loss) before provision for income taxes were as follows:

                                                                         Years ended March 31,
                                                        --------------------------------------------------------
                                                          2002                    2001                    2000
                                                        --------                --------                --------
                                                                            (in thousands)
     Domestic                                           $(161,010)              $ (8,366)               $ 14,006
     Foreign                                               (6,440)                 2,414                   1,164
                                                        ---------               --------                --------
                                                        $(167,450)              $ (5,952)               $ 15,170
                                                        ---------               --------                --------



The provision for income taxes consisted of the following:

                                                              Years ended March 31,
                                                        --------------------------------------------------------
                                                          2002                    2001                     2000
                                                        --------                --------                --------
                                                                             (in thousands)
          Current:
               Federal                                  $ (1,776)               $     --                $     38
               State                                          --                      --                      37
               Foreign                                     1,924                   1,043                   2,434
                                                        --------                --------                --------
                      Total current                          148                   1,043                   2,509
          Deferred                                         1,275                      --                     525
                                                        --------                --------                --------
                                                        $  1,423                $  1,043                $  3,034
                                                        --------                --------                --------

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:


                                                                         Years ended March 31,
                                                        --------------------------------------------------------
                                                          2002                    2001                    2000
                                                        --------                --------                --------
                                                                             (in thousands)
     Expected tax provision (benefit)                   $(58,608)               $ (2,083)               $  5,310
     State taxes, net of Federal provision
       (benefit)                                          (7,393)                   (192)                    348
     Change in valuation allowance                        66,029                   2,965                  (2,873)
     Foreign taxes                                         2,054                      --                      --
     Other                                                  (659)                    353                     249
                                                        --------                --------                --------
                                                        $  1,423                $  1,043                $  3,034
                                                        --------                --------                --------

The major components of the net deferred tax asset consisted of the following:


                                                                  March 31,
                                                     ----------------------------------
                                                       2002                     2001
                                                     ---------                ---------
                                                                (in thousands)
     Inventory reserves                              $  39,581                $  11,024
     Restructuring reserves                              3,630                      433
     Warranty reserves                                   1,720                    1,711
     Bad debt reserves                                   3,509                    9,614
     Net operating loss carry forwards                  71,019                   41,225
     Tax credits                                        11,679                   11,459
     Impairment of investments                           8,461                    5,187
     Depreciation Reserves                               2,415                      323
     Other                                               7,998                    4,282
                                                     ---------                ---------
                                                       150,012                   85,258
     Less: Valuation allowance                        (150,012)                 (83,983)
                                                     ---------                ---------
     Net deferred tax asset                          $       0                $   1,275
                                                     ---------                ---------

The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized. In accordance with SFAS No. 109, "Accounting for Income Taxes," we believe it is more likely than not that we will not fully realize these benefits and, accordingly, have continued to provide a valuation allowance for them.

At March 31, 2002, we had U.S. Federal and State net operating loss carry forwards available to offset future taxable income, if any, of approximately $197.0 million and $32.6 million, respectively. The net operating losses expire in various years through 2022. In addition, foreign net operating loss carry forwards at March 31, 2002 total approximately $2.3 million. Tax credits include approximately $6.5 million of Federal minimum tax and State research credits that carry forward indefinitely. The remaining tax credits of $6.9 million are Federal and State credits that expire in various years through 2022. The Internal Revenue Code contains provisions that may limit the net operating loss carry forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

NOTE 5. Common Stock

STOCK OPTION PLANS. We adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, we apply Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for our stock option plans. This note contains a summary of the pro forma effects on reported net income (loss) and earnings per share information for Fiscal 2002, 2001, and 2000, based on the fair market value of the options granted at the grant date as prescribed by SFAS No. 123.

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

The 1999 Stock Incentive Plan (the "1999 Incentive Plan"), approved by our stockholders in August 1999, provides for the issuance of stock options covering up to 2,500,000 shares of our Common Stock. In August 2001, the stockholders approved the reservation for issuance of 4,000,000 additional shares of Common Stock under the 1999 Incentive Plan. The 1999 Incentive Plan enables us to grant options as needed to retain and attract talented employees. Options generally vest over four years and expire after 10 years. The 1999 Plan will terminate on the date on which all shares available have been issued.

At March 31, 2002, we had reserved 3,914,011 shares for future issuance under all stock options plans for which there were options outstanding or available for grant as of March 31, 2002.

The following table summarizes our stock option activity under all of our stock option plans:


                                                               Fiscal years ended March 31,
                                  ----------------------------------------------------------------------------------------------
                                              2002                              2001                             2000
                                  ----------------------------     -----------------------------    ----------------------------
                                                 WEIGHTED AVG                     Weighted Avg                      Weighted Avg
                                   SHARES       EXERCISE PRICE      Shares        Exercise Price      Shares      Exercise Price
                                  ---------     --------------     ---------      --------------    ---------     --------------
                                                                      (shares in thousands)
Options outstanding at
beginning of year                     7,693        $   14.74           6,412        $   10.72           8,871        $    7.51
   Granted                            2,130             6.27           2,931            21.43           1,790            18.03
   Exercised                           (298)            3.90            (951)            8.12          (3,726)            5.52
   Expired or canceled               (1,748)           13.03            (699)           14.16            (523)            9.45
                                  ---------        ---------       ---------        ---------       ---------        ---------
Options outstanding at
end of year                           7,777        $   13.21           7,693        $   14.74           6,412        $   10.72
                                  ---------        ---------       ---------        ---------       ---------        ---------
Exercisable at end of year            3,288                            2,224                            1,730
   Weighted average fair
   Value of options granted       $    3.91                        $   13.04                        $   11.05
                                  ---------                        ---------                        ---------


The following summarizes the stock options outstanding at March 31, 2002:


                                             Options Outstanding                                Options Exercisable
                           -------------------------------------------------------         ----------------------------------
                                                Weighted Avg
                                                 Remaining
Actual Range of               Number           Contractual Life      Weighted Avg            Number             Weighted Avg
Exercise Prices            Outstanding             (years)          Exercise Price         Exercisable         Exercise Price
---------------            -----------         ----------------     --------------         -----------         --------------
                                                              (shares in thousands)
$0.23 - 4.69                    499                 5.80               $ 3.98                  347               $ 3.93
$4.94 - 6.10                  1,921                 9.30                 6.06                  185                 5.84
$6.19 - 10.63                 1,367                 6.16                 8.18                  910                 8.39
$11.00 - 14.50                1,369                 6.41                12.80                  846                12.83
$14.56 - 17.91                1,302                 7.98                16.70                  496                16.34
$17.92 - 41.75                1,319                 7.92                29.29                  504                28.41
                              -----                 ----                -----                -----               ------
$0.23 - 41.75                 7,777                 7.56               $13.21                3,288               $13.19

In accordance with the disclosure requirements of SFAS No.123, if we had elected to recognize compensation cost based on the fair market value of the options granted at grant date as prescribed, income and earnings per share would have been reduced to the pro forma amounts indicated in the table below. The pro forma effect on net income (loss) for Fiscal 2002, 2001 and 2000 is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expense related to grants made prior to Fiscal 1996.

                                                          2002        2001       2000
                                                       ---------    --------    -------
                                                   (in thousands, except per share amounts)
     Net income (loss) - as reported                   $(168,873)   $ (6,995)   $12,136
     Net income (loss) - pro forma                     $(177,966)   $(22,949)   $ 4,120
     Basic earnings (loss) per share - as reported     $   (2.13)   $  (0.10)   $  0.18
     Basic earnings (loss) per share - pro forma       $   (2.25)   $  (0.31)   $  0.06
     Diluted earnings (loss) per share - as reported   $   (2.13)   $  (0.10)   $  0.17
     Diluted earnings (loss) per share - pro forma     $   (2.25)   $  (0.31)   $  0.06

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                    2002            2001               2000
                                                 ---------        ---------         ---------
     Expected dividend yield                           0.0%             0.0%              0.0%
     Expected stock volatility                        84.3%            82.7%             79.7%
     Risk-free interest rate                     2.8 - 4.3%       4.8 - 7.5%        4.8 - 7.5%
     Expected life of options from vest date     1.8 YEARS        1.3 years         1.4 years
     Forfeiture rate                                actual           actual            actual

WARRANTS. In connection with the Innova merger in Fiscal 1998, we assumed the outstanding warrants of Innova to purchase common stock of Innova. The Innova warrants were issued in conjunction with various financing rounds. No separate values were assigned to the warrants as the values were not significant at the date of issuance, other than warrants for 21,500 shares of Innova common stock with an exercise price of $6.96 per share issued in connection with debt financing in April 1997. There were 21,500 warrants outstanding at March 31, 2002, March 31, 2001 and March 31, 2000. The warrants expired unexercised on April 30, 2002.

EMPLOYEE STOCK PURCHASE PLANS. In August 1996, we adopted an Employee Stock Purchase Plan (the "1996 Purchase Plan") and reserved 600,000 shares of Common Stock for issuance under the 1996 Purchase Plan. Employees, subject to certain restrictions, were able to purchase Common Stock under the 1996 Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1996 Purchase Plan. We sold 372,345 shares in Fiscal 1999 under the Purchase Plan. At March 31, 1999, no shares remained available for future issuance under the 1996 Purchase Plan. Accordingly, in June 1999, we adopted the 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan") and reserved 900,000 shares of Common Stock for issuance under the 1999 Purchase Plan. Employees, subject to certain restrictions, may purchase Common Stock under the 1999 Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1999 Purchase Plan. We sold 318,227 shares in Fiscal 2002, 111,441 shares in Fiscal 2001 and 93,189 shares in Fiscal 2000 under the 1999 Purchase Plan.

NOTE 6. Operating Segment and Geographic Information

We adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," as of March 31, 1999. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about products, geographic information, and major customers. Operating segment information for Fiscal 2002, 2001, and 2000 is presented in accordance with SFAS No. 131. See Note 1 for a brief description of our business.

We are organized into two operating segments: Products and Services. The Chief Executive Officer ("CEO") has been identified as the Chief Operating Decision-Maker as defined by SFAS 131. Resources are allocated to each of these groups using information on their revenues and operating profits before interest and taxes.

The Products operating segment includes the SPECTRUM II, XP4, DART, Altium, and DXR digital microwave systems for digital transmission markets. We design, develop, and manufacture these products in San Jose, California, Wellington, New Zealand and Campinas, Brazil. Prior to June 30, 2001, we designed, developed and manufactured the XP4 family of products in Seattle, Washington. The Services operating segment includes, but is not limited to, installation, repair, spare parts, network design, path surveys, integration, and other revenues. We maintain regional service centers in Lanarkshire, Scotland and Clark Field, Pampanga, Philippines.

We do not identify or allocate assets or depreciation by operating segment, nor does the CEO evaluate these groups on these criteria. Total depreciation expense of $20.0 million for Fiscal 2002 has been included in the product operating segment. Operating segments generally do not sell products to each other, and accordingly, there are no significant inter-segment revenues to be reported. We do not allocate interest and taxes to operating segments. The accounting policies for each reporting segment are the same.

                            2002          2001        2000
                          ---------    ---------   ---------
PRODUCTS
Revenues                  $ 201,564    $ 386,165   $ 285,449
Operating profit (loss)    (163,273)       4,106      15,924

SERVICES AND OTHER
Revenues                     27,280       31,496      15,054
Operating profit (loss)       3,248          601      (1,399)

TOTAL
Revenues                  $ 228,844    $ 417,661   $ 300,503
Operating profit (loss)    (160,025)       4,707      14,525

One customer accounted for 15% of net sales for Fiscal 2002 and one customer accounted for 16% of net sales in Fiscal 2001. No other customers accounted for more than 10% of net sales during Fiscal 2002, 2001, or 2000.

Revenues by product from unaffiliated customers for Fiscal 2002, 2001, and 2000 are as follows:

                                  2002       2001      2000
                                --------   --------   --------
                                       (in thousands)
     SPECTRUM II                $ 37,642   $104,688   $122,349
     XP4                          86,980    131,767     65,810
     DXR                          29,182     35,631     40,302
     Altium                       46,324    109,087     47,534
     Other Products                1,436      4,992      9,454
                                --------   --------   --------
     Total Products              201,564    386,165    285,449
     Total Services and other     27,280     31,496     15,054
                                --------   --------   --------
     Total Revenue              $228,844   $417,661   $300,503
                                --------   --------   --------

Revenues by geographic region from unaffiliated customers for Fiscal 2002, 2001, and 2000 are as follows:


                            2002      2001        2000
                          --------   --------   --------
                                 (in thousands)
     United States        $ 17,589   $130,218   $ 62,990
     Mexico                 12,298     40,519     32,106
     Other Americas         32,929     43,665     24,201
     Europe                 56,375     84,333     77,439
     Middle East            14,770     17,772      4,322
     Africa                 21,471     23,957     19,087
     China                  36,805     35,391     48,325
     Other Asia/Pacific     36,597     41,806     32,033
                          --------   --------   --------
     Total revenues       $228,844   $417,661   $300,503
                          --------   --------   --------

Long-lived assets consisted primarily of property and equipment at March 31, 2002 and 2001. Net property and equipment by country was as follows:

                                 2002      2001
                               -------   -------
                                (in thousands)
     United States             $19,872   $33,127
     United Kingdom             15,732    15,490
     Other foreign countries     6,090     6,160
                               -------   -------
     Net property and
           Equipment           $41,694   $54,777
                               -------   -------

 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To DMC Stratex Networks, Inc:

We have audited the accompanying consolidated balance sheets of DMC Stratex Networks, Inc. (a Delaware corporation) and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DMC Stratex Networks, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                                         /S/ ARTHUR ANDERSEN LLP

San Jose, California
April 22, 2002

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for Fiscal 2002 and 2001 are as follows (in thousands, except per share data):

                                                1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
                                                ----------     -----------    -----------    -----------

FISCAL 2002
Net sales                                         $ 76,684      $  60,898      $ 45,170      $ 46,092
Gross profit (loss)(1)                              (3,797)       (27,596)      (34,323)        7,302
Loss from operations                               (36,435)       (55,838)      (57,209)      (10,543)
Net loss                                           (46,069)       (56,487)      (57,428)       (8,889)
Basic net loss per common share(2)                $  (0.62)     $   (0.72)     $  (0.70)     $  (0.11)
                                                  --------      ---------      --------      --------
Diluted net loss per common share(2)              $  (0.62)     $   (0.72)     $  (0.70)     $  (0.11)
                                                  --------      ---------      --------      --------

Market price range common stock(3)
High                                              $  10.70      $    5.16      $   8.31      $   9.05
Low                                               $   4.05      $   11.45      $   5.04      $   4.38
Quarter-end Close                                 $  10.00      $    5.05      $   7.78      $   5.44
                                                  --------      ---------      --------      --------

FISCAL 2001
Net sales                                         $ 86,734      $ 105,433      $115,194      $ 10,300
Gross profit(1)                                     30,511         33,323        35,746        13,848
Income (loss) from operations                        9,631         11,566        13,419       (29,909)
Net income (loss)                                    9,048         11,167        11,975       (39,185)
Basic net earnings (loss) per common share(2)     $   0.12      $    0.15      $   0.16      $  (0.53)
                                                  --------      ---------      --------      --------
Diluted net earnings (loss) per common share(2)   $   0.12      $    0.15      $   0.16      $  (0.53)
                                                  --------      ---------      --------      --------

Market price range common stock(3)
High                                              $  41.00      $   43.00      $  26.44      $  17.69
Low                                               $  21.88      $   14.38      $  11.38      $   7.01
Quarter-end Close                                 $  38.13      $   16.06      $  15.00      $   8.30
                                                  --------      ---------      --------      --------


(1) Gross profit (loss) is calculated by subtracting cost of sales from net sales

(2) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net earnings (loss) per share will not necessarily equal the total for the year.

(3) Our common stock is traded on the Nasdaq National Market under the symbol STXN.

We have not paid cash dividends on our Common Stock and do not intend to pay cash dividends in the foreseeable future in order to retain earnings for use in our business. At March 31, 2002, there were approximately 390 stockholders of record.

FINANCIAL HIGHLIGHTS AND STOCK INFORMATION

                                                                  Years ended March 31,
                                              2002         2001         2000        1999          1998
                                            ---------    ---------    ---------   ---------    ---------
                                            (in thousands, except per share data and number of employees)
Net sales                                   $ 228,844    $ 417,661    $ 300,503   $ 236,499    $ 345,116
Net income (loss)                           $(168,873)   $  (6,995)   $  12,136   $ (96,729)   $  18,818
Diluted earnings (loss) per share           $   (2.13)   $   (0.10)   $    0.17   $   (1.57)   $    0.35
Total assets                                $ 214,117    $ 326,780    $ 337,441   $ 202,164    $ 297,196
Working capital                             $ 130,511    $ 197,533    $ 209,161   $  85,247    $ 167,623
Stockholders' equity                        $ 167,457    $ 259,863    $ 264,392   $ 131,213    $ 226,600
Total employees at year end                       760        1,184          974         873        1,324
Diluted weighted average shares
  outstanding                                  79,166       73,391       71,642      61,601       54,459
                                            ---------    ---------    ---------   ---------    ---------


CORPORATE DIRECTORY

OFFICERS

Charles D. Kissner
Chairman of the Board and Chief Executive Officer

Carl A. Thomsen
Senior Vice President
Chief Financial Officer and Secretary

John C. Brandt
Vice President and Corporate Controller

Carol A. Goudey
Corporate Treasurer and Assistant Secretary

Paul A. Kennard
Vice President of Product Development
Chief Technical Officer

Ed Gardner
Vice President, Human Resources and Administration

DIRECTORS

Richard C. Alberding
Executive Vice President (Retired)
Hewlett-Packard Company

Paul S. Bachow
President of the Corporate General Partners
Bachow Investment Partners III, L.P.
Paul S. Bachow Co-Investment Fund, L. P.

John W. Combs
Chief Executive Officer
Littlefeet, Inc.

Charles D. Kissner
Chairman of the Board and Chief Executive Officer

Dr. James D. Meindl, Ph.D.
Director
Microelectronics Research Center
Joseph M. Pettit Chair
Professor of Microelectronics
Georgia Institute of Technology

V. Frank Mendicino
Managing Director
Access Venture Partners

William A. Hasler
Vice-Chairman and Director
Aphtan Corporation

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
San Jose, California

GENERAL LEGAL COUNSEL

Morrison & Foerster LLP
Palo Alto, California

REGISTRAR AND TRANSFER AGENT

Mellon Investor Services LLC
San Francisco, California

PRINCIPAL SUBSIDIARIES

DMC Telecom U.K. Ltd.
Lanarkshire, Scotland

DMC do Brasil Ltda.
Campinas, Brazil

DMC de Mexico, S.A. de C.V.
Mexico D.F., Mexico

DMC Stratex Networks India
Private Limited
New Delhi, India

Stratex Networks, Inc.
Metro Manila, Philippines

DMC Stratex Networks (NZ) Limited

Wellington, New Zealand

DMC Stratex Networks (Africa) (Proprietary) Limited
Pretoria, South Africa

Digital Microwave Corporation (South Africa) (Proprietary) Limited Pretoria, South Africa

DMC Stratex Networks (S) Pte. Ltd.
Singapore


CORPORATE HEADQUARTERS

DMC Stratex Networks, Inc.
170 Rose Orchard Way
San Jose, California 95134 USA

SALES AND SERVICE OFFICES

North America:
Milpitas, California
Amesbury, Massachusetts
San Jose, California
Seattle, Washington

Central and South America:
Mexico City, Mexico
Monterrey, Mexico
Santa Fe de Bogota, Colombia
Buenos Aires, Argentina
Campinas, Brazil

Europe:
Coventry, England
Lanarkshire, Scotland
Freising, Germany
Athens, Greece
Warsaw, Poland
Paris, France

Middle East:
Dubai, United Arab Emirates

Africa:
Pretoria, South Africa

Asia/Pacific:

Singapore
Wellington, New Zealand
Beijing, China
Clark Special Economic Zone, Philippines
Manila (Makati City), Philippines
New Delhi, India
Victoria, Australia
Bangkok, Thailand
Selangor, Malaysia


SEC FORM 10-K

A copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to:
DMC Stratex Networks, Inc.
Attn:  Investor Relations
170 Rose Orchard Way
San Jose, California 95134


CAUTIONARY STATEMENTS

This annual Report contains forward-looking statements concerning our goals, strategies, and expectations for business and financial results, which are based on current expectations, estimates, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. For a discussion of these risks and uncertainties, please refer to our Form 10-K filed May 15, 2002, with the Securities and Exchange Commission.