Form 10-K, Exhibit 13
period 2003-03-31
STRATEX NETWORKS INC
filed 2003-05-19
CIK 812703

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussions in this Annual Report should be read in conjunction with our accompanying Financial Statements and the related notes thereto. This Annual Report on Form 10-K contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. All statements included or incorporated by reference in this Annual Report, other than statements that are purely historical, are forward-looking statements. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions also identify forward looking statements. The forward looking statements in this Annual Report are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements and include, without limitation, statements regarding:

- Our expectation to adjust facilities lease loss reserves in future periods, if necessary, based upon actual events and circumstances;

- Our plan to pay out in cash the remaining restructuring accrual balance as of March 31, 2003 of $24.2 million over several years;

- Our expectation that $6.3 million of the remaining restructuring accrual balance ($1.5 million of severance and benefits, $0.2 million of legal costs and $4.6 million of vacated building lease obligations) will be paid out in fiscal 2004;

- Our anticipation that further vacated building lease obligations of $17.9 million will be paid out during fiscal 2005 through fiscal 2012;

-    Our estimation that the warranty accrual is adequate;

- Our expectation that the adoption of SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" will not have a material impact on our financial position or results of operations;

- Our estimation that under certain circumstances the facilities lease losses for our facilities in Seattle, Washington, San Jose, California and Coventry, United Kingdom could increase;

- Our belief that we have the financial resources needed to meet our business requirements for at least the next 12 months;

- Our expectation that we will not experience material exchange rate gains and losses from unhedged foreign currency exposures;

- Our belief that we maintain adequate reserves to cover exposure for doubtful accounts;

- Our expectation not to utilize our revolving credit facility with a bank in fiscal 2004 based on our current business plan;

- Our expectation that net sales for fiscal 2004 will decline about 10-15% from the net sales level achieved in fiscal 2003;

- Our expectation that gross profit in fiscal 2004 will be slightly lower than fiscal 2003 due to competitive pricing pressures;

- Our plan to release our new product, Eclipse(TM), towards the end of calendar year 2003;

- Our expectation that research and development expenses will be slightly higher in fiscal 2004 as compared to fiscal 2003 due to the planned release of our new product, Eclipse(TM), towards the end of calendar year 2003;

- Our anticipation that adjustments to the facilities losses reserve will be made in future periods, if necessary, based upon the current actual events and circumstances;

- Our belief that SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized;

- Our belief it is more likely than not that we will not fully realize benefits from deferred tax assets that may expire or go unutilized.

- Our expectation that our selling, general and administrative expenses will decrease in fiscal 2004 as a result of the fiscal 2003 cost reduction measures.

All forward looking statements included in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward looking statement or statements. The reader should also consult the cautionary statements and risk factors listed in this Annual Report and those listed from time to time in our Reports on Forms 10-Q and 8-K, including those contained in the section, "Factors That May Affect Future Financial Results," beginning on page 16 in this Annual Report, in evaluating these forward-looking statements.

OVERVIEW

We design, manufacture, and market advanced wireless solutions for worldwide mobile and fixed telephone network interconnection and access. Stratex Networks, Inc. was founded in 1984. Since inception, we have shipped over 256,000 microwave radios worldwide.

We have equipment installed in over 110 countries, and a significant percentage of our revenue is derived from sales outside the United States. Our revenues from sales of equipment and services outside the United States were 95% in fiscal 2003, 92% in fiscal 2002 and 69% in fiscal 2001.

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

REVENUE RECOGNITION. We recognize revenue pursuant to Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements". Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that the arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

In accordance with SAB 101, revenues from product sales are generally recognized when title and risk of loss passes to the customer, except when product sales are combined with significant post-shipment installation services. Under this exception, revenue is deferred until such services have been performed. Installation service revenue, which is less than 10% of net sales for fiscal 2003, 2002 and 2001, is recognized when the related services are performed.

At the time revenue is recognized, we establish an accrual for estimated warranty expenses associated with our sales, recorded as a component of cost of revenue. Our standard warranty is generally for a period of 27 months from the date of sale and our warranty accrual represents our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Warranty accrual is made based on forecasted returns and average cost of repair. Forecasted returns are based on trend of historical returns. Effective April 1, 2003 our standard warranty will be 27 months from date of sale only if the customer uses us or our approved installers to install the products, otherwise it will be 15 months from the date of sale. While we believe that our warranty accrual is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. If our actual warranty costs are greater than the accrual, cost of revenues will increase in the future.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. We regularly monitor inventory quantities on hand and record a provision for excess and obsolete inventories based primarily on our estimated forecast of future product demand and production requirements. Inventory for all product lines in excess of nine months is fully reserved, unless firm backlog exists, and we partially reserve inventory in excess of three months for certain product lines. Included in cost of sales are $0.5 million, $1.3 million and $1.9 million, respectively, for fiscal 2003, 2002 and 2001 inventory provisions. In fiscal 2003, we realized a $2.1 million benefit due to the sale of inventory that had been written off, due primarily to excess inventories not expected to be sold, in periods prior to fiscal year 2003. During fiscal 2002, we recorded additional inventory and other valuation charges of $102.7 million, which consisted of a $9.4 million charge for purchase commitments, a $1.9 million charge for loss on impairment of manufacturing equipment and charges of $91.4 million for the value of excess inventories. This reserve is reflected as a reduction to inventory in the accompanying consolidated balance sheets. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of our inventory and our reported operating results. If actual market conditions are less favorable than our assumptions, additional reserves may be required. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of revenue at the time of such determination. If our inventory is determined to be undervalued, we may have overstated our cost of revenue in previous periods and would be required to recognize additional operating income at the time of sale.

VALUATION OF LONG-LIVED ASSETS. We have adopted Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. We value assets based on the fair value of the asset. During fiscal 2003 we recorded an impairment loss on property and equipment of $4.0 million that was recorded as part of restructuring charges. In addition, in fiscal 2002, we recorded a $1.9 million impairment loss on manufacturing equipment as inventory and other valuation charges. During fiscal 2002, we also recorded an impairment loss of $2.5 million as restructuring charges, which included a $0.4 million loss on impaired goodwill and a $2.1 million impairment loss on property and equipment due to closure of our Seattle, Washington operations.

RESTRUCTURING AND IMPAIRMENT CHARGES. In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The Company has adopted the provisions of SFAS 146 for restructuring activities initiated after December 31, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Prior to December 31, 2002 we have accounted for restructurings in accordance with EITF 94-3 and SAB No. 100, "Restructuring and Impairment Charges". Under EITF 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. The restructuring accrual related to vacated properties was calculated net of estimated sublease income we expect to receive once we sublease the properties that have been vacated. To determine the lease loss, certain assumptions were made related to (1) the time period over which the building will remain vacant,
(2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The lease loss represents management's estimate of time to sublease and actual sublease rates. Sublease income is estimated based on current market quotes for similar properties. If we are unable to sublease these properties on a timely basis or if we are forced to sublease them at lower rates due to changes in market conditions, we would adjust the accrual accordingly. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject us to concentrations of credit risk consist principally of temporary cash investments and trade receivables. We have cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments to financial institutions evaluated as highly creditworthy. Investments, under our policy, must have a rating, at the time of purchase, of A1 or P1 for short-term paper and a rating of A or better for long-term notes or bonds.

Accounts receivable concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations may subject us to concentration of credit risk. Our top two customers in net sales for fiscal 2003 were MTN Nigeria Communications Ltd (11%) and Motorola (Thailand) Ltd. (10%). Our top customer in net sales for fiscal 2002 was Beijing Telecom Equipment Factory (15%). No other customer accounted for more than 10% of net sales for fiscal 2003, 2002 and 2001. Two customers accounted for approximately 16% and one customer accounted for approximately 14% of the total accounts receivable balance at March 31, 2003. No other customer accounted for more than 10% of the total accounts receivable balance at March 31, 2003. Three customers accounted for approximately 16%, 15% and 12%, respectively, of the total accounts receivable balance at the end of the fiscal 2002. We actively market and sell products in Africa, Asia, Europe, the Middle East and the Americas. We perform on-going credit evaluations of our customers' financial conditions and generally require no collateral, although sales to Asia, Africa and the Middle East are primarily paid through letters of credit.

We maintain a reserve for doubtful accounts, to be used for estimated losses that could result from the inability of our customers to make the required payments. We evaluate our reserve for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions.

PURCHASE COMMITMENTS. We currently subcontract substantially all of our manufacturing. As of March 31, 2003, we were committed to purchase approximately $24.0 million of inventory from our suppliers over the next five months. If actual demand of our products is below the projections, we may have excess inventory as a result of our purchase commitments for long lead-time components with our contract manufacturers. This would be recorded as additional provisions for excess inventory as a component of cost of revenue.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationships of certain items from our Consolidated Statements of Operations, as a percentage of net sales for the periods indicated:

                                                    Years ended March 31,
                                              --------------------------------
                                               2003         2002         2001
                                              ------       ------       ------
Net sales                                     100.0%       100.0%       100.0%
Cost of sales                                  75.5         80.6         69.1
Inventory valuation charges (benefits)         (1.1)        44.9          3.7
                                              ------       ------       ------
Gross profit (loss)                            25.6        (25.5)        27.2
Research and development                        7.3          8.1          5.7
Selling, general and administrative            29.8         25.6         15.1
Restructuring charges                          14.3          8.5            -
Receivable valuation charges                      -          2.2          5.3
                                              ------       ------       ------
Income (loss) from operations                 (25.8)       (69.9)         1.1
Write down of investments and
      other assets                             (0.2)        (3.5)        (3.3)
Interest income and other expenses, net        (0.1)         0.2          0.8
                                              ------       ------       ------
Loss before provision for
     income taxes                             (26.1)       (73.2)        (1.4)
Provision for income taxes                        -          0.6          0.3
                                              ------       ------       ------
Net loss                                      (26.1)%      (73.8)%       (1.7)%
                                              ------       ------       ------

YEAR ENDED MARCH 31, 2003 COMPARED TO THE YEAR ENDED MARCH 31, 2002

NET SALES. Net sales for fiscal 2003 decreased to $197.7 million, compared to $228.8 million reported in fiscal 2002. This decrease was primarily due to ongoing restrictions over capital spending in the telecommunications and mobile cellular market throughout fiscal 2003. Compared to fiscal 2002, revenues of our DXR(R) and Altium(R) product lines increased while sales of our XP4(TM) and Spectrum(TM) II product lines decreased. Net sales of our DXR product line increased to $36.9 million in fiscal 2003 compared to $29.2 million in fiscal 2002, primarily due to several large projects completed during fiscal 2003. Our Altium(R) product line net sales increased to $49.5 million in fiscal 2003 compared to $46.3 million in fiscal 2002. Our XP4(TM) product line net sales decreased to $76.9 million in fiscal 2003 compared to $87.0 million in fiscal 2002. Net sales of our Spectrum(TM) II product line decreased to $2.5 million in fiscal 2003, from $37.6 million in fiscal 2002, due to the product reaching its planned end of life and being replaced by our XP4(TM) product line. Service and other revenue was $30.7 million in fiscal 2003, compared to $27.3 million in fiscal 2002. Though the product revenue in fiscal 2003 has declined compared to fiscal 2002, service and other revenue has not experienced a comparable decline. This is primarily due to an increase in service contracts and projects as a result of our increased efforts to position ourselves as a complete solutions provider in the market.

The decrease in net sales for fiscal 2003 compared to fiscal 2002 occurred in China, Europe, and the North and South America regions due to a continued slowdown in the telecommunications industry and weak economic conditions. However this decline was partially offset by increases in net sales in fiscal 2003 in Thailand, Nigeria, the Middle East and Asia/Pacific regions, primarily because network deployments in those regions were not affected as significantly by the slowdown in the global economy. Net sales to China decreased significantly to $5.9 million in fiscal 2003 compared to $36.8 million in fiscal 2002, primarily due to lower sales to customers in China who are continuing to utilize existing inventory on hand to meet the demands in that region. Net sales to Europe also decreased to $38.4 million in fiscal 2003 from $56.4 million in fiscal 2002, primarily due to ongoing restrictions of capital expenditures by customers in Europe. Net sales to U.S. customers decreased to $10.6 million in fiscal 2003 compared to $17.6 million in fiscal 2002. Net sales to Brazil also decreased to $4.1 million in fiscal 2003 from $19.6 million in fiscal 2002, due to restrictions in spending for one customer in that location. Net sales to Thailand increased to $22.6 million in fiscal 2003 compared to $8.5 million in fiscal 2002 due to several major projects in that country. Net sales to Nigeria increased to $20.7 million in fiscal 2003 from $11.1 million in fiscal 2002 due to increased sales to one customer in that location. Net sales to the Middle East region increased to $29.4 million in fiscal 2003 from $14.8 million in fiscal 2002 due to increased sales to two customers in that region. Net sales in the Other Asia/Pacific region increased to $40.6 million in fiscal 2003 from $28.1 million in fiscal 2002, primarily due to increased sales to several customers in that region. We expect net sales for fiscal 2004 to decline about 10-15% from the net sales level achieved in fiscal 2003. For the year ended March 31, 2003, two of our customers accounted for approximately 11% and 10% of our net sales for the year, respectively and two customers accounted for approximately 25% and 11% of our backlog as of March 31, 2003, respectively. For the year ended March 31, 2002, one of our customers accounted for 15% of our net sales for the year and two customers accounted for 19% and 15% of our backlog as of March 31, 2002, respectively.

During fiscal 2003, we received $190.3 million in new orders compared to $258.2 million in fiscal 2002, representing a decrease of approximately 26%. The backlog at March 31, 2003 was $50.1 million compared to $94.1 million at March 31, 2002. Orders in our current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. We include in our backlog purchase orders for which a delivery schedule has been specified for product shipment within one year. We review our backlog on an ongoing basis and make adjustments to it as required. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of future sales.

GROSS PROFIT (LOSS). Gross profit as a percentage of net sales increased to 25.6% in fiscal 2003 compared to a gross loss of 25.5% in fiscal 2002. The inventory valuation benefit in fiscal 2003 of 1.1% of net sales was due to the sale of inventories, which were written off in the periods prior to fiscal 2003. The inventory valuation charges of 44.9% of net sales taken in fiscal 2002 were to reserve for excess inventory. Excess inventory was calculated by comparing backlog and our order forecast to the inventory quantities on hand to determine the amount of excess inventory at that time. Inventory for all product lines in excess of nine months is fully reserved, unless firm backlog exists, and we partially reserve inventory in excess of three months for certain product lines. The increase in gross margin in fiscal 2003, compared to fiscal 2002, exclusive of inventory valuation benefits or charges mentioned above, was primarily due to lower manufacturing costs which had a positive impact on gross profit of approximately 2.9%. Product mix had a favorable impact on gross profit of approximately 2.2% for fiscal 2003 compared to fiscal 2002. There was no significant impact on gross profit due to pricing during fiscal 2003. We expect gross profit in fiscal 2004 to be slightly lower than fiscal 2003 due to competitive pricing pressures.

RESEARCH AND DEVELOPMENT. In fiscal 2003, research and development expenses decreased to $14.4 million from $18.5 million in fiscal 2002. This decrease was due to the consolidation and reduction of our Seattle, Washington research and development operations to our San Jose, California facility and lower material and outside services costs at our San Jose location. As a percentage of net sales, research and development expenses decreased to 7.3% in fiscal 2003 compared to 8.1% in fiscal 2002. We expect research and development expenses to be slightly higher in fiscal 2004 as compared to fiscal 2003 due to the planned release of our new product, Eclipse(TM), towards the end of calendar year 2003.

SELLING, GENERAL AND ADMINISTRATIVE. In fiscal 2003, selling, general and administrative expenses increased slightly to $58.9 million from $58.5 million in fiscal 2002. This increase was due to charges of $7.5 million taken for preferential payments claims by trustee attorneys for our prior CLEC customers who declared bankruptcy in a prior year and $7.6 million for agent commissions related to higher sales in South East Asia where agents are used. Offsetting these increases has been a decrease in selling, general and administrative expenses of $14.7 million during fiscal 2003 compared to fiscal 2002, which was a result of reductions in workforce and other cost reduction measures taken in fiscal 2003. As a percentage of net sales, selling, general and administrative expenses increased to 29.8% in fiscal 2003, compared to 25.6% in fiscal 2002, due to the reasons described above. We expect that our selling, general and administrative expenses will decrease in fiscal 2004 as a result of the fiscal 2003 cost reduction measures.

RESTRUCTURING CHARGES. In fiscal 2003, we entered into an agreement for outsourcing our San Jose, California manufacturing operations to Microelectronics Technology Inc. ("MTI"), our manufacturing partner in Taiwan. As a result of changes associated with this agreement, as well as other reductions in operating expenses and facilities, we recorded restructuring charges in fiscal 2003. Under the terms of our agreement with MTI for transfer of our manufacturing operations to them, MTI assumed assembly, integration and testing of our Altium product family, as well as assembly and testing of the Outdoor Unit portion of our XP4(TM) product. Under the terms of the agreement, MTI has acquired certain of our manufacturing assets related to the production of the Altium(R) and XP4(TM) product lines. In addition, we have consigned certain inventory associated with these products to MTI, and MTI purchases such inventory as it is utilized in manufacturing. We have retained product design and research and development functions for these products. As a result of the agreement, MTI is our primary manufacturer of Altium(R) and XP4(TM) products. During the third quarter of fiscal 2003, we reduced our workforce and consolidated additional excess facilities. During the fourth quarter of fiscal 2003, we further reduced our workforce by approximately 4% and recorded the related restructuring charges.

In connection with the above noted restructuring program, we recorded, in fiscal 2003, restructuring charges of $28.2 million consisting of $3.8 million for employee severance and benefits, $19.0 million for vacated building lease obligations, $0.6 million for legal costs, $3.3 million for transition costs related to outsourcing of our manufacturing operations as mentioned above and $4.0 million as a write off of manufacturing equipment in our San Jose, California location related to the transfer of certain manufacturing operations to MTI. These restructuring costs were reduced by $2.5 million, which represented the amount reimbursable from MTI for the costs relating to the transfer of certain of our manufacturing assets to them in accordance with our joint agreement. The total value of the assets sold to MTI under our agreement was $2.2 million.

The severance and benefit charges of $3.8 million taken in fiscal 2003 were for a reduction in workforce by 176 employees, with reductions affecting primarily the manufacturing operations area due to the outsourcing of our San Jose, California manufacturing operations. As of March 31, 2003 all affected employees had been notified and 163 employees were eliminated.

During fiscal 2002, the telecommunications industry was severely impacted by the global economic downturn. In response to this downturn, we announced several restructuring programs in fiscal 2002 to reduce expenses and improve operational efficiency. These restructuring programs included consolidation of our U.S. manufacturing operations by relocating our Seattle, Washington operations to our San Jose, California facility, a worldwide reduction in workforce and a consolidation of additional excess facilities. Due to this action, we recorded restructuring charges of $19.6 million during fiscal 2002. These consisted of $8.4 million for employee severance and benefits, $11.2 million for facility-related and other costs (including $8.6 million for vacated building lease obligations, $2.1 million for the loss on impairment of equipment, $0.1 million for legal costs and $0.4 million for the write off of goodwill). There were cumulative cash payments and non-cash expenses against this provision of $7.7 million and $2.5 million, respectively, resulting in an ending provision balance at March 31, 2002 of $9.4 million. The cash payments were related primarily to workforce reduction payments and the non-cash expenses were related primarily to equipment charges.

The following table summarizes the balance of the restructuring accrual as of March 31, 2002 and the type and amount of restructuring costs utilized during fiscal 2002 (in millions):

                                          Severance         Facilities
                                        and Benefits         and Other         Total
                                       -------------      --------------      --------
Balance as of April 1, 2001              $   -                $  -             $   -
   Provision                                8.4                11.2              19.6
   Cash payments                           (6.1)               (1.6)             (7.7)
   Non-cash expenses                          -                (2.5)             (2.5)
                                         ------               -----            ------
Balance as of March 31, 2002             $  2.3               $ 7.1            $  9.4
                                         ======               =====            ======
CURRENT PORTION                          $  1.7               $ 1.8            $  3.5
LONG-TERM PORTION                        $  0.6               $ 5.3            $  5.9

The vacated building lease obligations of $19.0 million and $8.6 million recorded in fiscal 2003 and in fiscal 2002, respectively, included payments required under lease contracts, less estimated sublease income after the property had been abandoned. To determine the lease loss, certain assumptions were made related to (1) the time period over which the building will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The lease loss represents management's estimate of time to sublease and actual sublease rates.

The following table summarizes the balance of the restructuring accrual as of March 31, 2003 and the type and amount of restructuring costs utilized during fiscal 2003 (in millions):

                                                     Severance              Facilities
                                                    and Benefits             and Other               Total
                                                    -------------         --------------           ---------
Balance as of April 01, 2002                           $ 2.3                 $  7.1                $  9.4
   Provision                                             3.8                   24.4                  28.2
   Cash payments                                        (4.6)                  (7.3)                (11.9)
   Non-cash expenses                                      -                    (4.0)                 (4.0)
   Reimbursable transition costs                          -                     2.5                   2.5
                                                       -----                 ------                ------
Balance as of March 31, 2003                           $ 1.5                 $ 22.7                $ 24.2
                                                       =====                 ======                ======
CURRENT PORTION                                        $ 1.5                 $  4.8                $  6.3
LONG-TERM PORTION                                      $  -                  $ 17.9                $ 17.9

The remaining accrual balance of $24.2 million as of March 31, 2003 is expected to be paid out in cash. We expect $6.3 million of the remaining accrual balance ($1.5 million of severance and benefits, $0.2 million of legal costs and $4.6 million of vacated building lease obligations) to be paid out in fiscal 2004 and vacated building lease obligations of $17.9 million to be paid out during fiscal 2005 through fiscal 2012.

RECEIVABLE VALUATION CHARGES. In fiscal 2003, we did not record any receivable valuation charges. In fiscal 2002, we had recorded a $5.0 million receivable valuation charge for uncollectible accounts receivable related to our customers in Argentina and Russia. This charge was in addition to recurring bad debt reserves of $1.5 million included in selling, general and administrative expenses on the statement of operations.

WRITE DOWN OF INVESTMENTS AND OTHER ASSETS. Impairment losses of $0.4 million were recorded in fiscal 2003 on our equity investments in marketable securities. As of March 31, 2003 we had no equity investments recorded. There were permanent impairment losses of approximately $7.9 million during fiscal 2002 on our equity investments in certain marketable and non-marketable securities. These losses consisted of a $3.4 million loss on our equity investments in marketable securities and a $4.5 million loss on our equity investments in non-marketable securities. We determined that the recorded value for these certain investments exceeded their fair value and that these impairments were other than temporary in nature. Fair value for our publicly traded securities was estimated based upon recent and projected future valuations, taking into account the length of time the investments had previously been held at a loss. Fair value for our privately held investments was estimated using projected financial results and comparisons with other companies in similar industries.

INTEREST INCOME AND OTHER EXPENSES, NET. Interest income was $1.7 million in fiscal 2003 compared to $2.5 million in fiscal 2002. The decrease was primarily due to lower interest rates in fiscal 2003 as compared to fiscal 2002. Other expenses of $2.1 million in fiscal 2003 were primarily due to the cost of hedging our foreign currency exposure risk and discounting fees on letters of credit. Other expenses of $2.0 million in fiscal 2002 were primarily due to cost of hedging our foreign currency exposure risk.

PROVISION FOR INCOME TAXES. We recorded a small income tax benefit in fiscal 2003. We recorded an income tax provision in each of fiscal 2002 and 2001 primarily related to taxable income at certain of our foreign subsidiaries.

YEAR ENDED MARCH 31, 2002 COMPARED TO THE YEAR ENDED MARCH 31, 2001

NET SALES. Net sales for fiscal 2002 decreased to $228.8 million, compared to $417.7 million reported in fiscal 2001. This decrease was due to continued tightening of the capital markets and slowdown in the telecommunications industry throughout fiscal 2002, as well as decreased sales to competitive local exchange carriers ("CLECs") in the United States due to the collapse of the CLEC business. Compared to fiscal 2001, revenues of all product lines have decreased. Our Altium(R) product line net sales experienced a significant decrease to $46.3 million in fiscal 2002, from $109.1 million in fiscal 2001. This decrease was primarily due to customers delaying high capacity needs, in favor of using lower cost mid-capacity products to meet near term needs. Net sales of our Spectrum(TM) II product line decreased to $37.6 million in fiscal 2002 from $104.7 million in fiscal 2001, primarily due to the product continuing towards its planned end of life. Our XP4(TM) product line net sales decreased to $87.0 million in fiscal 2002, from $131.8 million in fiscal 2001. Net sales of our DXR(R) product line decreased to $29.2 million in fiscal 2002 from $35.6 million in fiscal 2001. Service and other revenue was $27.3 million in fiscal 2002, compared to $31.5 million in fiscal 2001. Though the product revenue in fiscal 2002 declined significantly as compared to fiscal 2001, service and other revenue did not experience a comparable decline. This was primarily due to an increase in service contracts and projects as a result of our increased efforts to position ourselves as a complete solutions provider in the market.

The decrease in net sales for fiscal 2002 compared to fiscal 2001 occurred across all geographic regions. Net sales to the Americas region decreased significantly to $62.8 million in fiscal 2002 from $214.4 million in fiscal 2001. Net sales to Europe also decreased significantly to $56.4 million in fiscal 2002 from $84.3 million in fiscal 2001. Net sales to the Middle East also decreased to $14.8 million in fiscal 2002 from $17.8 million in fiscal 2001. Net sales to the Asia/Pacific region decreased to $73.4 million in fiscal 2002 from $77.2 million in fiscal 2001. Net sales to Africa in fiscal 2002 decreased to $21.4 million as compared to $24.0 million in fiscal 2001. Net sales to U.S. customers, included in the Americas region, decreased to $17.6 million in fiscal 2002, compared to $130.2 million in fiscal 2001, primarily as a result of decreased sales to CLECs. Net sales to Mexico, included in the Americas region, decreased to $12.3 million in fiscal 2002, compared to $40.5 million in fiscal 2001, primarily due to a decrease in capital expenditures by our customers in that region. Net sales to China, included in the Asia/Pacific region, experienced a slight increase to $36.8 million in fiscal 2002 from $35.4 million in fiscal 2001, primarily because the network deployment in that region was not affected significantly by the slowdown in the global economy. For the year ended March 31, 2002, one of our customers accounted for 15% of our net sales for the year and two customers accounted for 19% and 15% of our backlog as of March 31, 2002, respectively. No customers accounted for more than 10% of our net sales for the year ended March 31, 2001.

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

GROSS PROFIT (LOSS). Gross profit as a percentage of net sales (before inventory valuation charges) decreased to 19.4% in fiscal 2002 compared to a gross profit of 30.9% in fiscal 2001, due to lower capacity utilization due to reduction in revenues and due to transition costs associated with the closure and relocation of our Seattle, Washington facility in June 2001. Our gross loss percentage was further reduced to (25.5)% of net sales due to inventory valuation charges of $102.7 million taken in fiscal 2002 for excess inventories based upon a detailed evaluation of inventory on hand and forecasted requirements. This compares to a gross profit percentage of 27.2% in 2001 including inventory valuation charges of $15.4 million for obsolete and excess inventories as a result of product transitions and the rapid decline of the U.S CLEC market in fiscal 2001.

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

SELLING, GENERAL AND ADMINISTRATIVE. In fiscal 2002, selling, general and administrative expenses decreased to $58.5 million from $62.7 million in fiscal 2001. This decrease was a result of a reduction in workforce and other cost reduction measures that were taken early in fiscal 2002. As a percentage of net sales, selling, general and administrative expenses increased to 25.6% in fiscal 2002, compared to 15.1% in fiscal 2001, primarily because the rate of the decrease in net sales exceeded the rate of the decrease of selling, general and administrative expenses in absolute dollars.

RESTRUCTURING CHARGES. Due to macroeconomic and capital spending issues affecting the telecommunications industry, we announced a restructuring program during fiscal 2002 to reduce expenses and improve operational efficiency. This restructuring program included consolidation of our U.S. manufacturing operations by relocating our Seattle, Washington operations to our San Jose, California facility, a worldwide reduction in workforce and a consolidation of excess facilities.

In connection with the above noted restructuring programs we recorded restructuring charges during fiscal 2002 totaling to $19.6 million. These consisted of $8.4 million for employee severance and benefits and $11.2 million for facility-related and other costs (including $8.6 million for lease termination costs, $2.1 million for the loss on impairment of equipment, $0.1 million for legal costs, $0.4 million for the write off of goodwill). We reduced our headcount by approximately 405 employees in fiscal 2002, with reductions affecting all functional areas and affecting various locations. As of March 31, 2002, essentially all of these employees were terminated.

The facilities consolidation expenses included payments required under a lease contract, less estimated sublease income after the property was abandoned. To determine the lease loss, certain assumptions were made related to the (1) time period over which the building will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. Should operating lease rental rates continue to decline in the current market or should it take longer than expected to find a suitable tenant to sublease the Seattle, Washington, San Jose, California and Coventry, United Kingdom facilities, adjustments to the facilities lease loss reserve will be made in future periods, if necessary, based upon the current actual events and circumstances.

The following table summarizes the balance of the restructuring accrual as of March 31, 2002 and the type and amount of restructuring costs utilized during fiscal 2002 (in millions):

                                                      Severance             Facilities
                                                    and Benefits             and Other               Total
                                                    -------------         --------------           ---------
Balance as of April 1, 2001                            $   -                 $   -                 $    -
   Provision                                             8.4                   11.2                  19.6
   Cash payments                                        (6.1)                  (1.6)                 (7.7)
   Non-cash expenses                                      -                    (2.5)                 (2.5)
                                                       -----                 ------                ------
Balance as of March 31, 2002                           $ 2.3                 $  7.1                $  9.4
                                                       =====                 ======                ======
   CURRENT PORTION                                     $ 1.7                 $  1.8                $  3.5
   LONG-TERM PORTION                                   $ 0.6                 $  5.3                $  5.9

Total cash outlay for the restructuring charges was approximately $17.1 million. The remaining $2.5 million of restructuring charges are non-cash charges related to the write-off of goodwill and the loss on impairment of equipment. Of the $17.1 million restructuring charges accrued for cash outlays, $7.7 million was paid as of March 31, 2002

RECEIVABLE VALUATION CHARGES. In fiscal 2002, we recorded a $5.0 million receivable valuation charge for uncollectible accounts receivable related to our customers in Argentina and Russia. In fiscal 2001, we had recorded a receivable valuation charge of $22.0 million for our U.S. CLEC customers. This charge was estimated based on outstanding accounts receivable as of March 31, 2001 compared with anticipated future collections based upon the customers' liquidity positions as of March 31, 2001. Several of our U.S. CLEC customers filed for bankruptcy during fiscal 2002.

WRITE DOWN OF INVESTMENTS AND OTHER ASSETS. In fiscal 2002, we recorded $7.9 million as a permanent impairment loss on investments. This loss consisted of a $4.5 million loss on our equity investments in non-marketable securities and a $3.4 million loss on our equity investments in marketable securities. We determined that the carrying value for these investments exceeded their fair value and that these impairments were other than temporary in nature. Fair value for our publicly traded securities was estimated based upon recent and projected future valuations, taking into account the length of time the investments had previously been held at a loss. Fair value for our privately held investments was estimated using projected financial results and comparisons with other companies in similar industries. In fiscal 2001, we recorded a $14.0 million impairment loss related to our equity investments in several telecommunications companies.

INTEREST INCOME AND OTHER EXPENSES, NET. Interest income was $2.5 million in fiscal 2002 compared to $5.1 million in fiscal 2001. The decrease was primarily due to lower average cash balances and lower interest rates in fiscal 2002 as compared to fiscal 2001. Other expenses of $2.0 million in fiscal 2002 and $1.8 million in fiscal 2001 were primarily due to the cost of hedging our foreign currency exposure risk.

PROVISION FOR INCOME TAXES. We recorded an income tax provision in each of fiscal 2002 and 2001 primarily related to taxable income at certain of our foreign subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities in fiscal 2003 was $4.9 million compared to net cash used in operating activities of $20.2 million in fiscal 2002 and $58.0 million in fiscal 2001. The primary sources of cash from operating activities were net losses, as adjusted to exclude non-cash charges and benefits and changes in working capital requirements, including notable decreases in inventories and accounts receivable. Accounts receivable decreased by $10.4 million during fiscal 2003 compared to a decrease by $66.1 million during fiscal 2002. The decrease in accounts receivable is due to improved collections from customers and decreased sales. Inventories decreased by $5.6 million in fiscal 2003 compared to an increase of $35.4 million in fiscal 2002. This decrease in inventory in fiscal 2003 was due to better utilization of existing inventory. Accounts payable increased by $2.8 million in fiscal 2003 compared to a decrease by $39.3 million in fiscal 2002 due to purchase commitments recorded at the end of fiscal 2003. Other accrued liabilities increased by $0.4 million in fiscal 2003 compared to a decrease of $6.4 million in fiscal 2002 due to the accrual of restructuring costs offset by payments related to the respective years and provision for a contingent liability arising due to the bankruptcy preference payment claims made against the Company by our prior CLEC customers in the course of their bankruptcy proceedings. Long term liabilities increased by $12.5 million in fiscal 2003 due to long term facilities restructuring costs accrued and deferred rent, compared to an increase of $6.7 million in fiscal 2002.

Purchases of property and equipment were $1.8 million in fiscal 2003 compared to $7.7 million in fiscal 2002. The planned decrease in capital expenditures was made in response to an overall slowdown in the global economy.

Cash provided by financing activities of $1.1 million in fiscal 2003 was from proceeds from the sale of our common stock from the exercise of employee stock options and the employee stock purchase plan. For fiscal 2002, cash provided by financing activities of $73.7 million was mainly from proceeds from the sale of our common stock. On August 10, 2001, we raised approximately $70.9 million from the sale of 7,927,851 shares of our common stock in an offering registered with the Securities and Exchange Commission pursuant to our "shelf" Registration Statement on Form S-3 (File No. 333-50820), which became effective on December 7, 2000. The remaining proceeds from the sale of common stock of $ 2.8 million were derived from the exercise of employee stock options and the employee stock purchase plan.

At March 31, 2003, our principal sources of liquidity consisted of $90.2 million in cash and cash equivalents and short-term investments. At March 31, 2002, our principal sources of liquidity consisted of $85.7 million in cash and cash equivalents and short-term investments. Our cash requirements for fiscal 2004 are primarily to fund operations, research and development, capital expenditures and restructuring activities.

On January 21, 2003 we secured a $22.5 million revolving credit facility with a bank. The credit facility has a one-year renewable term and an interest rate of prime or LIBOR plus 2%. Based on our current business plan we do not expect to utilize the facility in fiscal 2004.

Commercial commitments

As of March 31, 2003, we had $1.9 million in standby letters of credit outstanding with several financial institutions to support bid and performance bonds issued to various customers. In connection with the issuance of these letters of credit, we have restricted $0.5 million of cash, which is included in cash and cash equivalents in the accompanying consolidated balance sheet, as collateral for these specific obligations as of March 31, 2003. These letters of credit expire in fiscal 2004. Also, as of March 31, 2003, we had outstanding forward foreign exchange contracts in the aggregate amount of $13.7 million, for which restricted cash of $0.2 million was held as collateral by one of the financial institutions utilized to hedge our foreign currency risk exposure. This restricted cash of $0.2 million is included in cash and cash equivalents in the accompanying consolidated balance sheet.

Contractual obligations

The following table provides information related to our contractual obligations:

                                                 Payments due (in thousands):
---------------------------------------------------------------------------------------------------------------------------
                                                    Years ending March 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                              2009 &               Total
                                2004         2005        2006         2007      2008          beyond            Obligations
---------------------------------------------------------------------------------------------------------------------------
Operating leases (a)          $ 6,144       $5,802      $5,762       $5,781    $5,970         $19,313             $48,772
---------------------------------------------------------------------------------------------------------------------------
Unconditional purchase
obligations                   $23,974            -           -            -         -               -
---------------------------------------------------------------------------------------------------------------------------

     (a) Contractual cash obligations include $22,473 of lease obligations that have been accrued as restructuring charges as of March 31, 2003.

Restructuring payments

As of March 31, 2003, we have an accrued liability for restructuring payments of $24.2 million, which is expected to be paid out in cash. We expect $6.3 million of this balance ($1.5 million of severance and benefits, $0.2 million of legal costs and $4.6 million of vacated building lease obligations) to be paid out in fiscal 2004 and vacated building lease obligations of $17.9 million to be paid out during fiscal 2005 through fiscal 2012.

Depending on the growth of our business, we may require additional financing which may not be available to us in the required time frame on commercially reasonable terms, if at all. However, we believe that we have the financial resources needed to meet our business requirements for at least the next 12 months.

RECENT ACCOUNTING STANDARDS

We have adopted Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 did not have a material impact on our financial position or results of operations.

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, " Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The Company has adopted the provisions of SFAS 146 for restructuring activities initiated after December 15, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that, at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 requires footnote disclosures beginning in interim and year-end financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Although it does not require the use of the fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition. It also amends the disclosure provisions of SFAS 123 and Accounting Principles Board (APB) No. 28, "Interim Financial Reporting" ("APB 28"), to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148's amendment of the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. The amendment of disclosure requirements of APB 28 is effective for interim periods beginning after December 15, 2002. We do not plan to adopt the fair value based method of accounting for stock-based employee compensation. As a result, adoption of SFAS 148 will only require expanded disclosure to include the effect of stock-based compensation in our interim and annual reporting.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company is in the process of determining the impact of the adoption of SFAS 149 on its future financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK:

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. We invest in high-credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer and country. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. The portfolio is also diversified by maturity to ensure that funds are readily available as needed to meet our liquidity needs. This policy minimizes the requirement to sell securities in order to meet liquidity needs and therefore the potential effect of changing market rates on the value of securities sold.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio.

                                                         Years Ended March 31
                            ------------------------------------------------------------------
  (In thousands)                2004               2005          2006       2007          2008
                                -----              ----          ----       ----          ----
Cash equivalents and
 short-term investments (1)   $ 68,417            $8,817            -          -             -
Weighted average
    interest rate                 1.61%             1.65%           -          -             -

         (1) Does not include non-interest bearing cash of $ 12.9 million.

The primary objective of our short-term investment activities is to preserve principal while at the same time maximize yields, without significantly increasing risk. Our short-term investments are for fixed interest rates; therefore, changes in interest rates will not generate a gain or loss on these investments unless they are sold prior to maturity. Actual gains and losses due to the sale of our investments prior to maturity have been immaterial. Investments are generally not held for more than one year. The average days to maturity for investments held at the end of fiscal 2003 was 98 days and had an average yield of 1.73% per annum. As of March 31, 2003, unrealized losses on investments were immaterial. The investments have been recorded at fair value on our balance sheet.

EXCHANGE RATE RISK:

We routinely use forward foreign exchange contracts to hedge our exposures related to the monetary assets and liabilities of our operations denominated in non-functional currencies. In addition, we enter into forward foreign exchange contracts to establish with certainty the U.S. dollar amount of anticipated transactions denominated in a foreign currency. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. At March 31, 2003 we held forward contracts in various currencies in the aggregate amount of $13.7 million primarily in British pounds and the euro. The amount of unrealized losses on these contracts at March 31, 2003 was immaterial.

Given our exposure to various transactions in foreign currencies, a change in foreign exchange rates would result in exchange gains and losses. As these exposures are generally covered by forward contracts, these exchange gains and losses would be offset by exchange gains and losses on the contracts designated as hedges against such exposures. We do not expect material exchange rate gains and losses from unhedged foreign currency exposures.

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

FACTORS THAT MAY AFFECT FUTURE FINANCIAL RESULTS

The Stockholders' Letter and discussions in this Annual Report concerning our future products, expenses, revenues, gross margins, liquidity, and cash needs, as well as our plans and strategies, contain forward-looking statements concerning our future operations and financial results within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. All statements, trend analyses and other information contained herein about the markets for our services and products and trends in revenue, as well as other statements identified by the use of forward-looking terminology, including "anticipate," "believe," "plan," "estimate," "expect," "goal" and "intend", or the negative of these terms or other similar expressions, constitute forward-looking statements. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. Numerous factors, could cause actual results to differ materially from those described in these statements, as well as harm business in general, including the following:

   - Competition could harm our ability to maintain or improve our position in the market and could decrease our revenues.

   - If we fail to maintain our relationships with original equipment manufacturers, our distribution channels could be harmed, which could cause our revenues to decrease.

   - Our industry is volatile and subject to frequent changes, and we may not be able to respond effectively or in a timely manner to these changes.

   - Because of the severe economic downturn in the world economy, and bankruptcies and financial difficulties in the competitive local exchange carrier business, the demand for our products and services may decrease.

   - Consolidation within the telecommunications industry and among suppliers could decrease our revenues.

   -   Our average sales prices are declining.

   - Because a significant amount of our revenues comes from a few customers, the termination of any of these customer relationships may harm our business.

   - Due to our significant volume of international sales, we are susceptible to a number of political, economic and geographic risks that could harm our business if they occur, including severe acute respiratory syndrome ("SARS"), and conflicts in the Middle East.

   - The inability of our subcontractors to perform, or our key suppliers to manufacture and deliver our products, could cause our products to be produced in an untimely or unsatisfactory manner. SARS could have an effect on our product suppliers and customers in Asia .

   - The global tightening of capital markets for the telecommunications and mobile cellular projects may result in inventory that we cannot sell or be required to sell at distressed prices.

   - If we fail to manage our internal development or successfully integrate acquired businesses, we may not effectively manage our growth and our business may be harmed.

   - The unpredictability of our quarter-to-quarter results may harm the trading price of our common stock.

   - Because of intense competition for highly skilled personnel, we may not be able to recruit and retain qualified personnel.

   - If we are unable to protect our intellectual property rights adequately, we may be deprived of legal recourse against those who misappropriate our intellectual property.

   - Defending against intellectual property infringement claims could be expensive and could disrupt our business.

   - If sufficient radio frequency spectrum is not allocated for use by our products, and we fail to obtain regulatory approval for our products, our ability to market our products may be restricted.

   - If we fail to develop products that meet our customers' technical specifications on a timely basis, our business may be harmed.

   - We may not successfully adapt to regulatory changes in our industry, which could significantly impact the operation of our business.

   -   Our stock price may be volatile, which may lead to losses by investors.

For a more detailed discussion of these risks see Item 1. "Business - Factors That May Affect Future Financial Results" of our Annual report on Form 10-K for the fiscal year ended March 31, 2003. Prospective investors and stockholders should carefully consider the factors set forth in this Annual Report on Form 10-K.

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                           Years ended March 31,
                                                   ---------------------------------------------------------------------
                                                       2003           2002            2001           2000         1999
                                                   ---------------------------------------------------------------------
                                                                 (in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales                                            $197,704       $228,844        $417,661       $300,503     $236,499
Net income (loss)                                     (51,555)      (168,873)         (6,995)        12,136      (96,729)
Diluted earnings (loss) per share                       (0.62)         (2.13)          (0.10)          0.17        (1.57)
Basic weighted average shares outstanding              82,548         79,166          73,391         71,642       61,601

                                                                                 March 31,
                                                   ---------------------------------------------------------------------
                                                       2003           2002            2001           2000         1999
                                                   ---------------------------------------------------------------------
                                                                 (in thousands, except number of employees)
BALANCE SHEET AND OTHER DATA:
Total assets                                         $184,785       $214,117        $326,780       $337,441     $202,164
Long-term liabilities                                  19,145          6,675               -              -        2,236
Stockholders' equity                                  112,800        167,457         259,863        264,392      131,213
Total employees                                           587            760           1,184            974          873

STRATEX NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

                                                                                                 March 31,
                                                                                        2003                  2002
                                                                                   ------------------------------------
                                                                                      (in thousands, except per share
                                                                                                 amounts)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                          $       34,036        $       35,888
Short-term investments                                                                     56,146                49,786

Accounts receivable, net of allowances of $6,395 in 2003 and $9,315 in 2002                31,072                42,953
Inventories                                                                                20,307                31,094
Deferred tax asset                                                                          1,743                     -
Other current assets                                                                       12,289                10,775
                                                                                   ------------------------------------
         Total current assets                                                             155,593               170,496
                                                                                   ------------------------------------
PROPERTY AND EQUIPMENT:
Machinery and equipment                                                                    63,778                93,598
Land and buildings                                                                          7,550                 6,914
Furniture and fixtures                                                                      7,936                 8,423
Leasehold improvements                                                                      3,416                 3,290
                                                                                   ------------------------------------
                                                                                           82,680               112,225
Accumulated depreciation and amortization                                                 (53,844)              (70,531)
                                                                                   ------------------------------------
Net property and equipment                                                                 28,836                41,694
                                                                                   ------------------------------------

Other Assets                                                                                  356                 1,927
                                                                                   ------------------------------------
Total Assets                                                                       $      184,785        $      214,117
                                                                                   ====================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                   $       23,095        $       20,579
Accrued liabilities                                                                        29,745                19,406
                                                                                   ------------------------------------
         Total current liabilities                                                         52,840                39,985

Long term liabilities                                                                      19,145                 6,675
                                                                                   ------------------------------------
Total liabilities                                                                          71,985                46,660
COMMITMENTS AND CONTINGENCIES (NOTE 7)                                                          -                     -
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 5,000 shares authorized; none outstanding                      -                     -

Common stock, $.01 par value; 150,000 shares authorized 82,748 and 82,314 shares
issued and outstanding at March 31, 2003 and 2002, respectively.                              827                   823
Additional paid-in capital                                                                457,147               456,087
Accumulated deficit                                                                      (330,711)             (279,156)
Accumulated other comprehensive loss                                                      (14,463)              (10,297)
                                                                                   ------------------------------------
         Total stockholders' equity                                                       112,800               167,457
                                                                                   ------------------------------------
Total Liabilities and Stockholders' Equity                                         $      184,785        $      214,117
                                                                                   ====================================

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Years ended March 31,
                                                           ---------------------------------------------------------
                                                                2003                  2002                 2001
                                                           ---------------------------------------------------------
                                                                   (in thousands, except per share amounts)
NET SALES                                                  $        197,704      $      228,844       $      417,661
Cost of sales                                                       149,165             184,527              288,865
Inventory and other valuation charges (benefit)                      (2,122)            102,731               15,368
                                                           ---------------------------------------------------------
         Gross profit (loss)                                         50,661             (58,414)             113,428
                                                           ---------------------------------------------------------
OPERATING EXPENSES:
Research and development                                             14,393              18,529               24,006
Selling, general and administrative                                  58,922              58,493               62,715
Restructuring charges                                                28,240              19,589                    -
Receivable valuation charges                                              -               5,000               22,000
                                                           ---------------------------------------------------------
         Total operating expenses                                   101,555             101,611              108,721
                                                           ---------------------------------------------------------
         Income (loss) from operations                              (50,894)           (160,025)               4,707
OTHER INCOME (EXPENSE):
Interest income                                                       1,746               2,489                5,113
Other expenses, net                                                  (2,072)             (1,996)              (1,769)
Write down of investments and other assets                             (412)             (7,918)             (14,003)
                                                           ---------------------------------------------------------
         Total other expense, net                                      (738)             (7,425)             (10,659)
                                                           ---------------------------------------------------------

Loss before provision (benefit) for income taxes                    (51,632)           (167,450)              (5,952)
Provision (benefit) for income taxes                                    (77)              1,423                1,043
                                                           ---------------------------------------------------------
NET LOSS                                                   $        (51,555)     $     (168,873)      $       (6,995)
                                                           ---------------------------------------------------------

Basic and diluted net loss per share                       $          (0.62)     $        (2.13)      $        (0.10)

Shares used to compute basic net loss per share                      82,548              79,166               73,391

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                             Years ended March 31, 2001, 2002 and 2003
                                       ---------------------------------------------------------------------------------------
                                                                                                Accumulated
                                       Common                  Additional                          Other             Total
                                       Stock                    Paid-In       Accumulated      Comprehensive     Stockholders'
                                       Shares      Amount       Capital         Deficit            Loss             Equity
                                       ---------------------------------------------------------------------------------------
                                                                          (in thousands)
                                       ---------------------------------------------------------------------------------------
BALANCES MARCH 31, 2000                72,692      $  727      $  372,750     $  (103,288)     $      (5,797)    $     264,392

Components of comprehensive loss:
  Net loss                                  -           -               -          (6,995)                 -            (6,995)
  Change in unrealized
     holding loss                           -           -               -               -             (3,037)           (3,037)
  Translation adjustment                    -           -               -               -             (4,295)           (4,295)
                                                                                                                 -------------

Total comprehensive loss                                                                                               (14,327)
                                                                                                                 -------------
Stock issued for options and
purchase plan                           1,074          11           9,744               -                  -             9,755
Amortization of deferred
stock compensation                          -           -              43               -                  -                43
                                       ---------------------------------------------------------------------------------------
BALANCES MARCH 31, 2001                 73,766        738         382,537        (110,283)           (13,129)          259,863
                                       ---------------------------------------------------------------------------------------

Components of comprehensive loss:
  Net loss                                   -          -               -        (168,873)                 -          (168,873)
  Change in unrealized
     holding gain                            -          -               -               -              2,659             2,659
  Translation adjustment                     -          -               -               -                173               173
                                                                                                                 -------------

Total comprehensive loss                                                                                              (166,041)
                                                                                                                 -------------
Proceeds from sale of
stock, net of expense                    7,928         79          70,600               -                  -            70,679
Stock issued for options and
purchase plan                              620          6           2,981               -                  -             2,987
Reversal of deferred stock
compensation                                 -          -             (31)              -                  -               (31)
                                     -----------------------------------------------------------------------------------------
BALANCES MARCH 31, 2002                 82,314        823         456,087        (279,156)           (10,297)          167,457
                                     -----------------------------------------------------------------------------------------

Components of comprehensive income:
  Net loss                                   -          -               -         (51,555)                 -           (51,555)
  Change in unrealized
     holding gain                            -          -               -               -                194               194
  Translation adjustment                     -          -               -               -             (4,360)           (4,360)
                                                                                                                 -------------

Total comprehensive loss                                                                                               (55,721)
                                                                                                                 -------------
Stock issued for options and
purchase plan                              434          4           1,060               -                  -             1,064
                                     -----------------------------------------------------------------------------------------
BALANCES MARCH 31, 2003                 82,748     $  827      $  457,147     $  (330,711)     $     (14,463)    $     112,800
                                     -----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Years ended March 31,
                                                             ------------------------------------------------------
                                                                  2003                2002                2001
                                                             ------------------------------------------------------
                                                                                 (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                     $      (51,555)      $    (168,873)     $       (6,995)
Adjustments to reconcile net loss to net cash provided by
(used for) operating activities:
    Depreciation and amortization                                    10,815              20,289              17,863
    Impairment loss of investments and other assets                     412               7,918              14,003
    Loss on disposal of property and equipment                          144                 354                   -
    Non-cash restructuring expenses                                   4,045               2,446                   -
    Inventory and other valuation charges                               452             103,988              14,342
    Provision for uncollectible accounts                                213               6,530              23,727
    Provision for warranty reserves                                   9,668              10,429               9,213
    Changes in assets and liabilities:
        Accounts receivable                                          10,449              66,088             (44,804)
        Inventories                                                   5,627             (35,379)            (60,377)
        Deferred taxes                                                 (267)              1,263                 830
        Other current assets                                         (3,537)              5,219              (7,271)
        Other assets                                                  2,077                (553)             (4,340)
        Accounts payable                                              2,789             (39,306)             11,985
        Income tax payable                                              710                (832)             (1,516)
        Accrued liabilities                                             395              (6,433)            (24,621)
        Long-term liabilities                                        12,470               6,675                   -
                                                             ------------------------------------------------------
    Net cash provided by (used for) operating
    activities                                                        4,907             (20,177)            (57,961)
                                                             ------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available-for-sale securities                          (343,229)           (149,057)            (49,724)
Proceeds from sale of available-for-sale securities                 336,869             111,426             103,432
Purchase of property and equipment                                   (1,820)             (7,673)            (25,104)
Purchase of equity investments                                                                -             (13,045)
Proceeds from the sale of other assets and property and
equipment                                                                12                 395                   -
                                                             ------------------------------------------------------
    Net cash provided by (used for) investing
         activities                                                  (8,168)            (44,909)             15,559
                                                             ------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of capital lease obligations                                                         -                (167)
Proceeds from sale of common stock                                    1,064              73,666               9,755
                                                             ------------------------------------------------------
    Net cash provided by financing activities                         1,064              73,666               9,588
                                                             ------------------------------------------------------
Effect of exchange rate changes on cash                                 345               1,345                 438
                                                             ------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 (1,852)              9,925             (32,376)
Cash and cash equivalents at beginning of year                       35,888              25,963              58,339
                                                             ------------------------------------------------------
Cash and cash equivalents at end of year                     $       34,036       $      35,888      $       25,963
                                                             ------------------------------------------------------

Non-cash investing activity:
Transfer of inventory to property and equipment              $          351       $       4,577      $            -
                                                             ------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURES. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:

                                                  Years ended March 31,
                                ------------------------------------------------------
                                     2003                2002                2001
                                ------------------------------------------------------
                                                    (in thousands)
Interest paid                   $          430       $        146       $           64
Income taxes paid               $        1,022       $      1,572       $        1,602

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

The Company designs manufactures and markets advanced wireless solutions for mobile applications and broadband access to enable the development of complex communications networks worldwide. The Company's microwave radio products deliver data and voice across a full spectrum of network frequencies and capacities. The Company's business is global in nature, supported by a worldwide sales and support organization. Stratex Networks, Inc., formerly known as DMC Stratex Networks, Inc., was founded in January 1984.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Stratex Networks, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated.

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

CASH AND CASH EQUIVALENTS. The Company generally considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Auction rate preferred securities are considered as short term investments based on historical practice of rolling over such investments at the interest rate reset dates. Cash and cash equivalents consisted of cash, money market funds, and short-term securities as of March 31, 2003 and 2002.

As of March 31, 2003, the Company had $1.9 million in standby letters of credit outstanding with several financial institutions to support bid and performance bonds issued to various customers. In connection with the issuance of these letters of credit, as of March 31, 2003, the Company has restricted $0.5 million of cash, which is included in cash and cash equivalents in the accompanying consolidated balance sheet, as collateral for these specific obligations, which expire in fiscal 2004. Also, as of March 31, 2003, the Company had outstanding forward foreign exchange contracts in the aggregate amount of $13.7 million, for which restricted cash of $0.2 million was held as collateral by one of the financial institutions utilized to hedge the Company's foreign currency risk exposure. This restricted cash of $0.2 million is included in cash and cash equivalents in the accompanying consolidated balance sheet.

SHORT-TERM INVESTMENTS. The Company invests its excess cash in high-quality and easily marketable instruments to ensure cash is readily available for use in current operations. Accordingly, all marketable securities are classified as "available-for-sale" in accordance with the provisions of the Statement of Financial Accounting Standards No. 115 ("SFAS 115"). At March 31, 2003, the Company's available-for-sale securities had contractual maturities ranging from 1 month to 23 months, with a weighted average maturity of 98 days.

All investments are reported at fair market value with the related unrealized holding gains and losses reported as a component of stockholders' equity. The realized gains on the sale of securities during fiscal 2003, 2002 and

2001 were insignificant. Realized gains (losses) are included in other expenses, net in the accompanying consolidated statement of operations.

The following is a summary of available-for-sale short-term investments as of March 31:

                                                                 2003
                                          -----------------------------------------------------
                                                                                   UNREALIZED
                                                                                  HOLDING GAIN
                                               COST              FAIR VALUE          (LOSS)
                                          -----------------------------------------------------
                                                             (IN THOUSANDS)
Corporate notes                           $         2,239      $        2,245    $            6
Corporate and Government bonds                     20,965              20,951               (14)
Auction rate preferred notes                       32,950              32,950                 -
                                          -----------------------------------------------------
Total                                     $        56,154      $       56,146    $           (8)
                                          -----------------------------------------------------

The following is a summary of available-for-sale short-term and long-term investments as of March 31:

                                                                 2003
                                          -----------------------------------------------------
                                                                                   UNREALIZED
                                                                                  HOLDING GAIN
                                               COST              FAIR VALUE          (LOSS)
                                          -----------------------------------------------------
                                                             (IN THOUSANDS)
Corporate notes                           $         4,032               4,016    $          (16)
Corporate bonds                                    15,724              15,670               (54)
Auction rate preferred notes                       28,600              28,600                 -
Negotiable CD's                                     1,501               1,500                (1)
Investment in
    Endwave, Inc.(1)(2)                               491                 360              (131)

                                          -----------------------------------------------------
Total                                     $        50,348      $       50,146    $         (202)
                                           ----------------------------------------------------

(1)  Classified as other assets.

(2) The Company recorded an impairment loss of $0.4 million in fiscal 2003, $3.1 million in fiscal 2002 and $2.4 million in fiscal 2001 related to its original $6.0 million investment in Endwave Inc. The cash proceeds from the sale of its investments in Endwave Inc. were $0.1 million. See "Other Assets" footnote below.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. Inventories consisted of:

                                                        March 31,
                                          -----------------------------------
                                               2003                 2002
                                          -----------------------------------
                                                     (in thousands)
Raw materials                             $        13,100      $       19,346
Work-in-process                                     4,267               5,527
Finished goods                                      2,940               6,221
                                          -----------------------------------
                                          $        20,307      $       31,094
                                          -----------------------------------

In fiscal 2003, the Company realized a $2.1 million benefit due to the sale of inventory that had been fully written off, due primarily to excess inventories not expected to be sold, in periods prior to fiscal year 2003. The Company recorded inventory valuation and other charges of $102.7 million during fiscal 2002. These inventory valuation and other charges consisted of $9.4 million for purchase commitments, $1.9 million for loss on impairment of manufacturing equipment and $91.4 million for excess and obsolete inventories.

PROPERTY AND EQUIPMENT. Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term.

OTHER ASSETS. Included in other assets as of March 31, 2003 are long-term deposits for premises leased by the Company. As of March 31, 2002, other assets also included equity investments and notes receivable. The equity investments had been purchased for the promotion of business and strategic objectives, represented voting interests of less than 20% and are accordingly accounted for under the cost method. As of March 31, 2003 the Company had no equity investments. Equity investments in marketable securities are classified as "available-for-sale" in accordance with the provisions of the SFAS 115 and reported at fair value with unrealized gains and losses recorded in accumulated other comprehensive loss. Equity investments in non-marketable securities are recorded at cost. Impairment losses of $0.4 million were recorded in fiscal 2003 on the Company's equity investments in marketable securities. There were impairment losses of approximately $7.9 million during fiscal 2002 on the Company's equity investments in certain marketable and non-marketable securities. These losses consisted of a $3.4 million loss on equity investments in marketable securities and a $4.5 million loss on equity investments in non-marketable securities. The Company determined that the recorded value for these certain investments exceeded their fair value and that these impairments were other than temporary in nature.

During fiscal 2002, the Company accepted long-term interest bearing notes receivable from one of its customers. Accordingly, the related receivables were classified as notes receivable in other current assets and other assets. The notes receivable were for a total of $2.3 million with annual interest rates of approximately 10.0%. As of March 31, 2002, the total balance of these notes receivable, including accrued interest, was $1.9 million, of which $0.7 million was included in other current assets and $1.2 million was included in other long-term assets. During fiscal 2003 these notes receivable were written off as the customer became insolvent.

ACCUMULATED OTHER COMPREHENSIVE INCOME. SFAS No. 130, "Reporting Comprehensive Income," (SFAS 130") establishes standards for reporting and display of comprehensive income (loss) and its components. SFAS 130 requires companies to report comprehensive income (loss), which includes unrealized holding gains and losses and other items that have previously been excluded from net income (loss) and reflected instead in stockholders' equity. The Company's comprehensive loss consists of net loss plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments.

The accumulated balances for each component of accumulated other comprehensive income (loss) are as follows:

                                                                            March 31,
                                                               --------------------------------
                                                                     2003               2002
                                                               --------------------------------
                                                                        (in thousands)
Unrealized holding loss on available-for-sale-securities       $           (8)   $         (202)
Cumulative foreign exchange translation adjustment                    (14,455)          (10,095)
                                                               --------------------------------
                                                               $      (14,463)   $      (10,297)
                                                               ==============    ==============

FOREIGN CURRENCY TRANSLATION. The functional currency of the Company's subsidiaries located in the United Kingdom and New Zealand is the U.S. dollar. Accordingly, all of the monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are remeasured at historical rates. Income and expenses are remeasured at the average exchange rate prevailing during the period. Gains and losses resulting from the remeasurement of these subsidiaries' financial statements are included in the consolidated statements of operations. The Company's other international subsidiaries use their respective local currency as their functional currency. Assets and liabilities of these subsidiaries are translated at the local current exchange rates in effect at the balance sheet date, and income and expense accounts are translated at the average exchange rates during the period. The resulting translation adjustments are included in accumulated other comprehensive loss.

Determination of the functional currency is dependent upon the economic environment in which an entity operates as well as the customers and suppliers the entity conducts business with. Changes in the facts and circumstances may occur and could lead to a change in the functional currency of that entity.

Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying consolidated statements of operations. The net foreign exchange loss was $0.8 million in fiscal 2003, $1.2 million in fiscal 2002 and $2.0 million in fiscal 2001.

DERIVATIVE FINANCIAL INSTRUMENTS. In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), all derivatives are recorded on the balance sheet at fair value.

Derivatives are employed to eliminate, reduce, or transfer selected foreign currency risks that can be identified and quantified. The Company's policy is to hedge forecasted and actual foreign currency risk with forward contracts that expire within twelve months. Specifically, the Company hedges foreign currency risks relating to firmly committed backlog, open purchase orders and non-functional currency monetary assets and liabilities. Derivatives hedging non-functional currency monetary assets and liabilities are recorded on the balance sheet at fair value and changes in fair value are recognized currently in earnings.

Additionally, the Company hedges forecasted non-U.S. dollar sales and non-U.S. dollar purchases. In accordance with SFAS 133, hedges of anticipated transactions are designated and documented at inception as "cash flow hedges" and are evaluated for effectiveness, excluding time value, at least quarterly. The Company records effective changes in the fair value of these cash flow hedges in accumulated other comprehensive income ("OCI") until the revenue is recognized or the related purchases are recognized in cost of sales, at which time the changes are reclassified to revenue and cost of sales, respectively. All amounts accumulated in OCI at the end of the year will be reclassified to earnings within the next 12 months. During fiscal 2003 the amount reclassified to revenue and cost of sales from OCI was insignificant. The changes in fair value of derivative instruments for fiscal 2003 were $0.2 million. A gain of $0.1 million was recognized in other income and expense in fiscal 2003 related to the exclusion of time value from effectiveness testing and ineffectiveness resulting from forecasted transactions that did not occur. In fiscal 2002, a loss of $0.2 million was recognized in other income and expense related to the exclusion of time value from effectiveness testing and ineffectiveness resulting from forecasted transactions that did not occur.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments to financial institutions evaluated as highly creditworthy. Investments, under the Company's policy, must have a rating, at the time of purchase, of A1 or P1 for short-term paper and a rating of A or better for long-term notes or bonds.

Accounts receivable concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations may subject the Company to concentration of credit risk. Two customers accounted for approximately 11% and 10% of net sales for fiscal 2003. One customer accounted for approximately 15% of net sales for fiscal 2002. No other customer accounted for more than 10% of net sales for fiscal 2003, 2002 and 2001. Two customers each accounted for approximately 16% and one customer accounted for approximately 14% of the total accounts receivable balance at March 31, 2003. No other customer accounted for more than 10% of the total accounts receivable balance at March 31, 2003. Three customers accounted for approximately 16%, 15% and 12%, respectively, of the total accounts receivable balance at the end of the fiscal 2002. The Company actively markets and sells products in Africa, Asia, Europe, the Middle East and the Americas. The Company performs on-going credit evaluations of its customers' financial conditions and generally requires no collateral, although sales to Asia, Africa and the Middle East are primarily paid through letters of credit.

REVENUE RECOGNITION. The Company recognizes revenue pursuant to Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements". Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that the arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

In accordance with SAB 101, revenues from product sales are generally recognized when title and risk of loss passes to the customer, except when product sales are combined with significant post-shipment installation services. Under this exception, revenue is deferred until such services have been performed. Installation service revenue, which is less than 10% of net sales for fiscal 2003, 2002 and 2001, is recognized when the related services are performed.

At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with its sales, recorded as a component of cost of revenue. The Company's standard warranty is generally for a period of 27 months from the date of sale and its warranty accrual represents the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Warranty accrual is made based on forecasted returns and average cost of repair. Forecasted returns are based on trend of historical returns. While the Company believes that its warranty accrual is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

RESEARCH AND DEVELOPMENT. All research and development costs are expensed as incurred.

STOCK-BASED COMPENSATION. The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"). Accordingly, no compensation is recognized for employee stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at date of grant. If the exercise price is less than the market value at the date of grant, the difference is recognized as deferred compensation expense, which is amortized over the vesting period of the options.

In accordance with the disclosure requirements of SFAS No. 123, if the Company had elected to recognize compensation cost based on the fair market value of the options granted at grant date as prescribed, income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

                                                                           Years ended March 31,
                                                            ------------------------------------------------------
                                                                2003                  2002                2001
                                                            ------------------------------------------------------
                                                                  (in thousands, except per share amounts)
Net loss - as reported                                      $    (51,555)        $     (168,873)     $      (6,995)
Less : Stock-based compensation expense
     determined under fair value method for all
     awards, net of related tax effects                          (13,449)                (9,093)           (15,954)
                                                            ------------------------------------------------------
Net loss - pro forma                                        $    (65,004)        $     (177,966)     $     (22,949)
                                                            ============         ==============      =============
Basic and diluted loss per share - as reported                     (0.62)                 (2.13)             (0.10)
Basic and diluted loss per share - pro forma                       (0.79)                 (2.25)             (0.31)

For purposes of pro forma disclosure under SFAS No. 123, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting period, using the multiple option method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                      Years ended March 31,
                                                         ----------------------------------------------
                                                           2003               2002             2001
                                                         ----------------------------------------------
Expected dividend yield                                        0.0%               0.0%             0.0%
Expected stock volatility                                     96.3%              84.3%            82.7%
Risk-free interest rate                                  2.8 - 4.7%         2.8 - 4.3%       4.8 - 7.5%
Expected life of options from vest date                  1.7 YEARS          1.8 years        1.3 years
Forfeiture rate                                             ACTUAL             Actual           Actual

LOSS PER SHARE. Basic earnings (loss) per share are computed by dividing net income(loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive securities outstanding during the period. Net loss per share is computed using only the weighted average number of shares of common stock outstanding during the period, as the inclusion of potentially dilutive securities would be anti-dilutive.

As of March 31, 2003, there were 607,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2003. As of March 31, 2002, there were 557,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2002. As of March 31, 2001, there were 2,951,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share, as a result of the net loss incurred in fiscal 2001.

INCOME TAXES. The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, and operating loss and other tax credit carryforwards measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized in the future.

RECENT ACCOUNTING PRONOUNCEMENTS.

The Company has adopted Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 did not have a material impact on the Company's financial position or results of operations.

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, " Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The Company has adopted the provisions of SFAS 146 for restructuring activities initiated after December 31, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that, at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 requires footnote disclosures beginning in interim and year-end financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Although it does not require the use of the fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition. It also amends the disclosure provisions of SFAS 123 and Accounting Principles Board (APB) No. 28, "Interim Financial Reporting" ("APB 28"), to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148's amendment of the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. The amendment of disclosure requirements of APB 28 is effective for interim periods beginning after December 15, 2002. The Company does not plan to adopt the fair value based method of accounting for stock-based employee compensation. As a result, adoption of SFAS 148 will only require expanded disclosure to include the effect of stock-based compensation in the Company's interim reporting.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company is in the process of determining the impact of the adoption of SFAS 149 on its future financial position and results of operations.

NOTE 3. ACCRUED LIABILITIES

Accrued liabilities included the following:

                                                      March 31,
                                          -----------------------------------
                                              2003                  2002
                                          -----------------------------------
                                                   (in thousands)
Customer deposits                         $      1,100         $        1,804
Accrued payroll and benefits                     1,782                  2,461
Accrued commissions                              1,959                  2,533
Accrued warranty                                 4,219                  4,674
Accrued restructuring                            6,346                  3,534
Accrual for contingent liabilities               7,500                      -
Other                                            6,839                  4,400
                                          -----------------------------------
                                          $     29,745         $       19,406
                                          -----------------------------------

In fiscal 2003, the Company received demand letters from counsel for unsecured creditors in the bankruptcy proceeding of its prior CLEC customers for $10.8 million related to certain monies which the Company received within 90 days of the customer seeking bankruptcy relief under the United States Bankruptcy Code. The Company intends to vigorously defend itself against these claims. However, because of the inherent uncertainties of litigation in general and because the Company's analysis of the issues presented by these threatened litigations is not yet complete, the Company cannot assure you that the ultimate outcomes will be in its favor. Using the guidance of SFAS 5, "Accounting for Contingencies", the Company has made an accrual of $7.5 million for these contingent liabilities. Accrued restructuring was $6.3 million as of March 31, 2003 compared to $3.5 million as of March 31, 2002. (See Note 5).

NOTE 4. BANK LINE OF CREDIT.

On January 21, 2003, the Company secured a $22.5 million revolving credit facility with a bank. The credit facility has one-year renewable terms and an interest rate of either the bank's prime rate or LIBOR plus 2%. The Company, based on its current business plan does not expect to utilize the facility in fiscal 2004.

NOTE 5. RESTRUCTURING CHARGES.

In fiscal 2003, the Company entered into an agreement for outsourcing its San Jose, California manufacturing operations to Microelectronics Technology Inc. ("MTI"), the Company's manufacturing partner in Taiwan. As a result of changes associated with this agreement, as well as other reductions in operating expenses and facilities, the Company recorded restructuring charges in fiscal 2003. Under the terms of the Company's agreement with MTI for transfer of its manufacturing operations to them, MTI assumed assembly, integration and testing of the Company's Altium product family, as well as assembly and testing of the Outdoor Unit portion of the Company's XP4(TM) product. Under the terms of the agreement, MTI has acquired certain of the Company's manufacturing assets related to the production of the Altium(R) and XP4(TM) product lines. In addition, the Company has consigned certain inventory associated with these products to MTI, and MTI purchases such inventory as it is utilized in manufacturing. The Company has retained product design and research and development functions for these products. As a result of the agreement, MTI will be the Company's primary manufacturer of Altium(R) and XP4(TM) products. During the third quarter of fiscal 2003, the Company further reduced its workforce and consolidated additional excess facilities. During the fourth quarter of fiscal 2003, the Company further reduced its workforce by approximately 4% and recorded the related restructuring charges.

In connection with the above noted restructuring program, the Company recorded, in fiscal 2003, restructuring charges of $28.2 million consisting of $3.8 million for employee severance and benefits, $19.0 million for vacated building lease obligations, $0.6 million for legal costs, $3.3 million for transition costs related to outsourcing of the Company's manufacturing operations as mentioned above and $4.0 million as a write off of manufacturing equipment in its San Jose, California location, related to the transfer of certain manufacturing operations to MTI. These restructuring costs were reduced by $2.5 million, which represented the amount reimbursable from MTI for the costs relating to the transfer of certain of the Company's manufacturing assets to them in accordance with the joint agreement with MTI. The total value of the assets sold to MTI under this agreement was $2.2 million.

The severance and benefit charges of $3.8 million taken in fiscal 2003 were for a reduction in workforce by 176 employees, with reductions affecting primarily the manufacturing operations area due to the outsourcing of the Company's San Jose, California manufacturing operations. As of March 31, 2003 all affected employees had been notified and 163 employees were eliminated.

During fiscal 2002, the telecommunications industry was severely impacted by the global economic downturn. In response to this downturn, the Company announced several restructuring programs in fiscal 2002 to reduce expenses and improve operational efficiency. These restructuring programs included consolidation of the Company's U.S. manufacturing operations by relocating its Seattle, Washington operations to its San Jose, California facility, a worldwide reduction in workforce and a consolidation of additional excess facilities. Due to this action, the Company recorded restructuring charges of $19.6 million during fiscal 2002. These consisted of $8.4 million for employee severance and benefits and $11.2 million for facility-related and other costs (including $8.6 million for vacated building lease obligations, $2.1 million for the loss on impairment of equipment, $0.1 million for legal costs and $0.4 million for the write off of goodwill). There were cumulative cash payments and non-cash expenses against this provision of $7.7 million and $2.5 million, respectively, resulting in an ending provision balance at March 31, 2002 of $9.4 million. The cash payments were related primarily to workforce reduction payments and the non-cash expenses were related primarily to equipment charges.

The following table summarizes the balance of the restructuring accrual as of March 31, 2002 and the type and amount of restructuring costs utilized during fiscal 2002 (in millions):

                                                Severance        Facilities
                                              and Benefits        and Other           Total
                                             ---------------   --------------     --------------
Balance as of April 1, 2001                  $            -    $            -     $            -
   Provision                                             8.4             11.2               19.6
   Cash payments                                        (6.1)            (1.6)              (7.7)
   Non-cash expenses                                      -              (2.5)              (2.5)
                                             ---------------   --------------     --------------
Balance as of March 31, 2002                 $           2.3   $          7.1     $          9.4
                                             ===============   ==============     ==============
   CURRENT PORTION                           $           1.7   $          1.8     $          3.5
   LONG-TERM PORTION                         $           0.6   $          5.3     $          5.9

The vacated building lease obligations of $19.0 million and $8.6 million recorded in fiscal 2003 and in fiscal 2002, respectively, included payments required under lease contracts, less estimated sublease income after the property has been abandoned. To determine the lease loss, certain assumptions were made related to (1) the time period over which the building will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The lease loss represents management's estimate of time to sublease and actual sublease rates.

The following table summarizes the balance of the restructuring accrual as of March 31, 2003 and the type and amount of restructuring costs utilized during fiscal 2003 (in millions):

                                                Severance        Facilities
                                              and Benefits        and Other           Total
                                             ---------------   --------------     --------------
Balance as of April 01, 2002                 $           2.3   $          7.1     $          9.4
   Provision                                             3.8             24.4               28.2
   Cash payments                                        (4.6)            (7.3)             (11.9)
   Non-cash expenses                                      -              (4.0)              (4.0)
   Reimbursable transition costs                          -               2.5                2.5
                                             ---------------   ---------------    --------------
Balance as of March 31, 2003                 $           1.5   $         22.7     $         24.2
                                             ===============   ===============    ==============
   CURRENT PORTION                           $           1.5   $          4.8     $          6.3
   LONG-TERM PORTION                         $             -   $         17.9     $         17.9

The remaining accrual balance of $24.2 million as of March 31, 2003 is expected to be paid out in cash. The Company expects $6.3 million of the remaining accrual balance ($1.5 million of severance and benefits, $0.2 million of legal costs and $4.6 million of vacated building lease obligations) to be paid out in fiscal 2004 and vacated building lease obligations of $17.9 million to be paid out during fiscal 2005 through fiscal 2012.

NOTE 6. RECEIVABLE VALUATION CHARGES.

In fiscal 2003, the Company did not record any receivable valuation charges. In fiscal 2002, the Company recorded a $5.0 million receivable valuation charge for uncollectible accounts receivable related to its customers in Argentina and Russia. In fiscal 2001, the Company recorded a receivable valuation charge of $22.0 million for its U.S. CLEC customers. This charge was estimated based on outstanding accounts receivable as of March 31, 2001 compared with anticipated future collections based upon the liquidity positions of the Company's customers as of March 31, 2001. Several of the Company's U.S. CLEC customers filed for bankruptcy during fiscal 2002.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under non-cancelable operating leases that expire at various periods through 2018. At March 31, 2003, future minimum payment obligations under these leases were as follows:

                                          Years ending March 31,
                                          ----------------------
                                              (in thousands)
2004                                                 6,144
2005                                                 5,802
2006                                                 5,762
2007                                                 5,781
2008                                                 5,970
2009 and beyond                                     19,313
                                              ------------
Future minimum lease payments                 $     48,772
                                              ------------

Rent expense under operating leases was approximately $5.5 million for the year ended March 31, 2003, $6.0 million for the year ended March 31, 2002, and $4.3 million for the year ended March 31, 2001.

LEGAL CONTINGENCIES. The Company is a party to various legal proceedings that arise in the normal course of business. In the opinion of management, the ultimate disposition of these proceedings will not have a material adverse effect on its consolidated financial position, liquidity, or results of operations. See Note 3.

CONTINGENCIES IN MANUFACTURING AND SUPPLIERS. Purchases for materials are highly dependent upon demand forecasts from the Company's customers. Due to the uncertainty in demand from its customers, and in the telecommunications market in general, the Company may have to change, reschedule, or cancel purchases or purchase orders from its suppliers. These changes may lead to vendor cancellation charges on these purchase commitments.

WARRANTY. At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with its sales, recorded as a component of cost of revenue. The Company's standard warranty is generally for a period of 27 months from the date of sale and its warranty accrual represents the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date.

The changes in the warranty reserve balances during the years ended March 31, 2003, 2002 and 2001 are as follows (in $ thousands):

                                                            2003          2002          2001
                                                            ----          ----          ----
Balance at the beginning of the year                      $  4,674      $  4,788      $  5,533
Additions related to current period sales                   11,679        17,033         7,903
Warranty costs incurred in the current period              (10,123)      (11,878)      (11,768)
Adjustments to accruals related to prior period sales       (2,011)       (5,269)        3,120
                                                          ------------------------------------
Balance at the end of the year                            $  4,219      $  4,674      $  4,788
                                                          ====================================

NOTE 8. INCOME TAXES

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

The domestic and foreign components of loss before provision for income taxes were as follows:

                                        Years ended March 31,
                              ---------------------------------------
                                 2003           2002           2001
                              ---------      -----------    ---------
                                          (in thousands)
Domestic                      $ (61,129)     $(161,010)     $  (8,366)
Foreign                           9,497         (6,440)         2,414
                              ---------      ---------      ---------
                              $ (51,632)     $(167,450)     $  (5,952)
                              ---------      ---------      ---------

The provision for income taxes consisted of the following:

                                        Years ended March 31,
                              ---------------------------------------
                                 2003           2002           2001
                              ---------      -----------    ---------
                                          (in thousands)
Current:
  Federal                     $  (179)       $  (1,776)     $       _
  State                             16                  -           -
  Foreign                        1,829           1,924          1,043
                              --------       ---------      ---------
       Total current             1,666             148          1,043
Deferred- foreign               (1,743)          1,275              -
                              --------       ---------      ---------
                              $    (77)      $   1,423      $   1,043
                              --------       ---------      ---------

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

                                           Years ended March 31,
                                    ----------------------------------
                                      2003         2002         2001
                                    --------     --------     --------
                                              (in thousands)
Expected tax benefit                $(18,071)    $(58,608)    $ (2,083)

State taxes, net of Federal benefit   (1,823)      (7,393)        (192)
Change in valuation allowance         18,239       66,029        2,965

Foreign taxes                             85        2,054            -
Other                                  1,493         (659)         353
                                    --------     --------     --------
                                    $    (77)    $  1,423     $  1,043
                                    --------     --------     --------

The major components of the net deferred tax asset consisted of the following:

                                              March 31,
                                      ------------------------
                                         2003           2002
                                      ------------------------
                                           (in thousands)
Inventory write offs                  $  34,454      $  39,581
Restructuring reserves                    9,102          3,630
Warranty reserves                         1,343          1,720
Bad debt reserves                         2,300          3,509
Net operating loss carry forwards        92,679         71,019
Tax credits                              12,377         11,679
Impairment of investments                 8,879          8,461
Depreciation reserves                     2,665          2,415
Other                                     6,195          7,998
                                      ---------      ---------
                                        169,994        150,012
Less: Valuation allowance              (168,251)      (150,012)
                                      ---------      ---------
Net deferred tax asset                $   1,743      $       -
                                      =========      =========

The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized. In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company believes it is more likely than not that it will not fully realize these benefits and, accordingly, has continued to provide a valuation allowance for them.

At March 31, 2003, the Company had U.S. Federal and State net operating loss carry forwards available to offset future taxable income, if any, of approximately $256.4 million and $40.1 million, respectively. The net operating losses expire in various years through 2023. Tax credits include approximately $6.9 million of Federal minimum tax and State research credits that carry forward indefinitely. The remaining tax credits of $5.7 million are Federal and State credits that expire in various years through 2023. The Internal Revenue Code contains provisions that may limit the net operating loss and credit carry forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

NOTE 9. COMMON STOCK

STOCK OPTION PLANS. In accordance with the provisions of SFAS No. 123 ("SFAS 123"), the Company has applied Accounting Principles Board Opinion No. 25, ("APB 25"), and related interpretations in accounting for its stock option plans and has disclosed the summary of the pro forma effects on reported net loss and loss per share information for fiscal 2003, 2002, and 2001, based on the fair market value of the options granted at the grant date as prescribed by SFAS 123.

The Company's 1984 Stock Option Plan (the "1984 Plan") provides for the grant of both incentive and nonqualified stock options to its key employees and certain independent contractors. Upon the adoption of its 1994 Stock Incentive Plan ("the 1994 Plan"), the Company terminated future grants under the 1984 Plan.

In July 1994, the stockholders approved 2,366,660 shares of Common Stock to be reserved for issuance under the 1994 Plan over a ten-year term. In August 1996, the stockholders approved the reservation for issuance of 2,000,000 additional shares of Common Stock under the 1994 Plan. In March 1998, the stockholders approved the reservation for issuance of 2,500,000 additional shares of Common Stock under the 1994 Plan. The terms of the 1994 Plan also provide for an automatic increase on the first trading day of each calendar year for five years after the adoption of the 1994 Plan, beginning January 1995, of an amount equal to one percent (1%) of the number of shares of Common Stock outstanding, but in no event is such annual increase to exceed 300,000 shares. As of March 31, 2003 the total number of shares of Common Stock reserved for issuance under the 1994 Plan is 7,766,660.

The 1994 Plan contains: (i) a discretionary grant program for key employees and consultants whereby options generally vest over five years and expire after 10 years, (ii) an automatic grant program for non-employee Board members, whereby options vest over three years and expire after 10 years, (iii) a salary reduction grant program under which key employees may elect to have a portion of their base salary reduced each year in return for stock options, (iv) a stock fee program under which the non-employee Board members may elect to apply all or a portion of their annual retainer fee to the acquisition of shares of Common Stock, and (v) a stock issuance program under which eligible individuals may be issued shares of Common Stock as a bonus tied to their performance of services or the Company's attainment of financial milestones, or pursuant to their individual elections to receive such shares in lieu of base salary. The implementation and use of any of these equity incentive programs (other than the automatic grant program and the stock fee program) is within the sole discretion of the Company's Compensation Committee of the Board of Directors.

In April 1996, the Company adopted the 1996 Non-Officer Employee Stock Option Plan (the "1996 Plan"). The 1996 Plan authorizes 1,000,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue to serve with the Company. The 1996 Plan will terminate on the date on which all shares available have been issued.

In November 1997, the Company adopted the 1998 Non-Officer Employee Stock Option Plan (the "1998 Plan"), which became effective on January 2, 1998. The 1998 Plan authorizes 500,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue to serve with the Company. The 1998 Plan will terminate on the date on which all shares available have been issued.

The 1999 Stock Incentive Plan (the "1999 Incentive Plan"), approved by the Company's stockholders in August 1999, provides for the issuance of stock options covering up to 2,500,000 shares of its Common Stock. In August 2001, the stockholders approved the reservation for issuance of 4,000,000 additional shares of Common Stock under the 1999 Incentive Plan. The 1999 Incentive Plan enables the Company to grant options as needed to retain and attract talented employees. Options generally vest over four years and expire after 10 years. The 1999 Plan will terminate on the date on which all shares available have been issued.

In August 2002, the shareholders approved the 2002 Stock Incentive Plan, which provides for the issuance of stock options and grants of the Company's common stock covering up to 10,000,000 shares of its common stock. The purposes of the plan are to give the Company's employees and others who perform substantial services for the Company an incentive, through ownership of its common stock. The plan permits the grant of awards to the Company's directors, officers, consultants and other employees. The awards may be granted subject to vesting schedules and restrictions on transfer. The 2002 Stock Incentive Plan also contains two separate equity incentive programs, (i) a non-employee director option program under which option grants will be made at specified intervals to non- employee directors of the Company's board of directors and (ii) a non-employee director stock program under which non-employee directors of the Company's board may elect to apply all or a portion of their annual retainer and meeting fees to the purchase of shares of the Company's common stock. The 2002 Stock Incentive Plan will terminate in August 2009, unless previously terminated by the Company's board of directors.

At March 31, 2003, the Company had reserved 9,386,161 shares for future issuance under all stock options plans for which there were options available for grant.

The following table summarizes the Company's stock option activity under all of its stock option plans:

                                                               Years ended March 31,
                                                               ---------------------
                                             2003                      2002                      2001
                                               WEIGHTED                  Weighted                  Weighted
                                                AVERAGE                   Average                  Average
                                   SHARES   EXERCISE PRICE   Shares   Exercise Price   Shares   Exercise Price
                                   ---------------------------------------------------------------------------
                                                              (shares in thousands)
Options outstanding at
   beginning of year                7,777   $        13.21    7,693   $        14.74    6,412   $        10.72
  Granted                           5,383             2.04    2,130             6.27    2,931            21.43
  Exercised                           (17)            2.40     (298)            3.90     (951)            8.12
  Expired or canceled                (885)            9.89   (1,748)           13.03     (699)           14.16
                                  -------                   -------                    ------
Options outstanding at end of
   year                            12,258   $         8.57    7,777   $        13.21    7,693   $        14.74
                                  =======                   =======                    ======
Exercisable at end of year          4,314                     3,288            2,224
  Weighted average fair
  value of options granted        $  1.40                   $  3.91   $        13.04
                                  ----------------------------------------------------------------------------

The following summarizes the stock options outstanding at March 31, 2003:

                                Options Outstanding                      Options Exercisable
                  ------------------------------------------------------------------------------
                                    Weighted
                                     Average
                                   Remaining          Weighted                       Weighted
Actual Range of      Number     Contractual Life      Average          Number        Average
Exercise Prices   Outstanding        (years)       Exercise Price   Exercisable   Exercise Price
                  ------------------------------------------------------------------------------
                                              (shares in thousands)
$   0.23 - 2.01         2,136               6.22   $         2.00            32   $         1.53
    2.02 - 2.05         3,021               6.71             2.05             2             2.02
    2.24 - 5.31           510               5.00             3.99           404             4.17
    5.38 - 6.10         1,714               8.12             6.08           566             6.08
   6.19 - 11.63         1,335               5.17             8.33         1,115             8.44
  11.66 - 15.00         1,325               5.28            13.10         1,099            13.19
  15.13 - 30.06         2,036               7.06            23.04           966            21.82
  33.63 - 41.75           181               6.93            37.28           130            37.32
---------------   -----------                                       -----------
$  0.23 - 41.75        12,258               6.49   $         8.57         4,314   $        12.75
                  ===========                                       ===========

EMPLOYEE STOCK PURCHASE PLANS. In June 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan") and reserved 900,000 shares of Common Stock for issuance under the 1999 Purchase Plan. Employees, subject to certain restrictions, may purchase Common Stock under the 1999 Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1999 Purchase Plan. The Company sold 409,044 shares in fiscal 2003, 318,227 shares in fiscal 2002, 111,441 shares in fiscal 2001 and 93,189 shares in fiscal 2000 under the 1999 Purchase Plan.

NOTE 10. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about products, geographic information, and major customers. Operating segment information for fiscal 2003, 2002, and 2001 is presented in accordance with SFAS 131.

The Company is organized into two operating segments: Products and Services. The Chief Executive Officer ("CEO") has been identified as the Chief Operating Decision-Maker as defined by SFAS 131. Resources are allocated to each of these groups using information on their revenues and operating profits before interest and taxes.

The Products operating segment includes the XP4(TM), Altium(R), DXR(R) and Spectrum(TM) II digital microwave systems for digital transmission markets. The Company designs and develops these products in Wellington, New Zealand and San Jose, California. Prior to June 30, 2002, the Company manufactured the XP4 and Altium family of products in San Jose, California. In June 2002, the Company entered into an agreement with MTI in Taiwan for outsourcing of its XP4 and Altium products manufacturing operations. The Company manages the manufacturing of the DXR product family from Wellington, New Zealand, where most manufacturing takes place, except for a portion of the DXR product family that is outsourced. The Services operating segment includes, but is not limited to, installation, repair, spare parts, network design, path surveys, integration, and other revenues. The Company maintains regional service centers in Lanarkshire, Scotland and Clark Field, Pampanga, Philippines.

The Company does not identify or allocate assets or depreciation by operating segment, nor does the CEO evaluate these groups on these criteria. Total depreciation expense of $10.8 million, $20.0 million and $17.9 million for fiscal 2003, 2002 and 2001, respectively, has been included in the product operating segment. Operating segments generally do not sell products to each other, and accordingly, there are no significant inter-segment revenues to be reported. The Company does not allocate interest and taxes to operating segments. The accounting policies for each reporting segment are the same.

                                          Years ended March 31,
                                ----------------------------------------
                                   2003           2002           2001
                                ----------------------------------------
                                              (in thousands)
PRODUCTS
Revenues                        $  167,007     $  201,564     $  386,165
Operating profit (loss)            (57,407)      (163,273)         4,106

SERVICES AND OTHER
Revenues                            30,697         27,280         31,496
Operating profit                     6,513          3,248            601

TOTAL
Revenues                        $  197,704     $  228,844     $  417,661
Operating profit (loss)            (50,894)      (160,025)         4,707

For fiscal year 2003 two customers accounted for 11% and 10% of net sales. One customer accounted for 15% of net sales for fiscal 2002. No other customers accounted for more than 10% of net sales during fiscal 2003, 2002, or 2001.

Revenues by product from unaffiliated customers for fiscal 2003, 2002, and 2001 are as follows:

                                   2003           2002           2001
                                ----------------------------------------
                                             (in thousands)
SPECTRUM II                     $    2,478     $   37,642     $  104,688
XP4                                 76,930         86,980        131,767
DXR                                 36,863         29,182         35,631
Altium                              49,471         46,324        109,087
Other Products                       1,265          1,436          4,992
                                ----------------------------------------
Total Products                     167,007        201,564        386,165
Total Services and other            30,697         27,280         31,496
                                ----------------------------------------
Total Revenue                   $  197,704     $  228,844     $  417,661
                                ----------------------------------------

Revenues by geographic region from unaffiliated customers for fiscal 2003, 2002, and 2001 are as follows:

                                   2003           2002           2001
                                ----------------------------------------
                                             (in thousands)
United States                   $   10,563     $   17,589     $  130,218
Mexico                               1,686         12,298         40,519
Other Americas                      16,020         32,939         43,665
Europe                              38,392         56,375         84,333
Middle East                         29,427         14,770         17,772
Africa                              32,558         21,471         23,957
China                                5,857         36,805         35,391
Other Asia/Pacific                  63,201         36,597         41,806
                                ----------------------------------------
Total revenues                  $  197,704     $  228,844     $  417,661
                                ----------------------------------------

Revenue in fiscal 2003 in Nigeria was $20.7 million or 10% of total revenue and revenue in Thailand was $22.6 million or 11% of total revenue. Revenue in Nigeria and Thailand for fiscal years 2002 and 2001 was below 10% of total revenue.

Long-lived assets consisted primarily of property and equipment at March 31, 2003 and 2002. Net property and equipment by country was as follows:

                                   2003           2002
                                -------------------------
                                      (in thousands)
United States                   $    8,822     $   19,872
United Kingdom                      13,230         15,732
Other foreign countries              6,784          6,090
                                -------------------------
Net property and
    equipment                   $   28,836     $   41,694
                                -------------------------

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

Stratex Networks, Inc.
San Jose, California

We have audited the accompanying consolidated balance sheet of Stratex Networks, Inc. and subsidiaries ("the Company") (formerly DMC Stratex Networks, Inc.) as of March 31, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2003 financial statements based on our audit. The financial statements as of March 31, 2002, and for each of the years in the two-year period then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 22, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements present fairly, in all material respects, the financial position of Stratex Networks, Inc. and subsidiaries as of March 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
April 25, 2003

The following report of Arthur Andersen LLP ("Andersen") is a copy of the original report dated April 22, 2002, rendered on the fiscal 2002 and 2001 consolidated financial statements. The SEC has provided regulatory relief designed to allow public companies to dispense with the requirements to file a reissued report and consent of Andersen in certain circumstances. After reasonable efforts, we have not been able to obtain a reissued report or consent from Andersen.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To DMC Stratex Networks:

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

                                                       /s/ ARTHUR ANDERSEN LLP

San Jose, California
April 22, 2002

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2003 and 2002 are as follows (in thousands, except per share data):

                                                  1st Quarter     2nd Quarter      3rd Quarter      4th Quarter
FISCAL 2003
Net sales                                         $    49,319     $    52,560      $    49,265      $    46,560
Gross profit (1)                                       10,550          12,734           13,854           13,523
Loss from operations                                  (21,841)         (3,905)         (15,104)         (10,044)
Net loss                                              (22,863)         (4,415)         (16,164)          (8,113)
Basic and diluted net loss per common share (2)         (0.28)          (0.05)           (0.20)           (0.10)
---------------------------------------------------------------------------------------------------------------

Market price range common stock (3)
High                                              $      5.44     $      2.89      $      3.97      $      3.00
Low                                                      2.01     $      1.17      $      1.00      $      2.03
Quarter-end Close                                        2.01     $      1.17      $      2.21      $      2.07
---------------------------------------------------------------------------------------------------------------

FISCAL 2002
Net sales                                         $    76,684     $    60,898      $    45,170      $    46,092
Gross loss (1)                                         (3,797)        (27,596)         (34,323)           7,302
Loss from operations                                  (36,435)        (55,838)         (57,209)         (10,543)
Net loss                                              (46,069)        (56,487)         (57,428)          (8,889)
Basic and diluted net loss per common share (2)         (0.62)          (0.72)           (0.70)           (0.11)
---------------------------------------------------------------------------------------------------------------

Market price range common stock (3)
High                                              $     10.70     $     10.90      $      8.31      $      9.05
Low                                                      4.05            5.16             5.04             4.38
Quarter-end Close                                       10.00            5.11             7.78             5.44
---------------------------------------------------------------------------------------------------------------

(1)  Gross profit is calculated by subtracting cost of sales from net sales

(2) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net loss per share will not necessarily equal the total for the year.

(3) The Company's common stock is traded on the Nasdaq National Market under the symbol STXN.

The Company has not paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future in order to retain earnings for use in its business. At March 31, 2003, there were approximately 394 stockholders of record.

CORPORATE DIRECTORY

OFFICERS AND SENIOR EXECUTIVES WHO REPORT TO THE CEO AND OTHER OFFICERS

Charles D. Kissner
Chairman of the Board and Chief Executive Officer

Carl A. Thomsen
Senior Vice President
Chief Financial Officer and Secretary

John C. Brandt
Vice President and Corporate Controller

Carol A. Goudey
Corporate Treasurer and Assistant Secretary

Paul A. Kennard
Vice President of Product Development and
Chief Technical Officer

Edward T. Gardner
Vice President, Human Resources and Administration

Ryan R. Panos
Vice President, Worldwide Sales And Service

Robert J. Schlaefli
Vice President, Global Operations

DIRECTORS

Richard C. Alberding
Executive Vice President (Retired)
Hewlett-Packard Company

John W. Combs
Chairman and Chief Executive Officer
Littlefeet, Inc.

Charles D. Kissner
Chairman of the Board and Chief Executive Officer

Dr. James D. Meindl, Ph.D.
Director
Microelectronics Research Center
Joseph M. Pettit Chair
Professor of Microelectronics

Georgia Institute of Technology

V. Frank Mendicino
Managing Director
Access Venture Partners

William A. Hasler
Vice-Chairman and Director
Aphton Corporation

Edward F. Thompson
Chief Financial Officer (Retired)
Amdahl Corporation

INDEPENDENT AUDITORS

Deloitte & Touche LLP
San Jose, California

OUTSIDE LEGAL COUNSEL

Morrison & Foerster LLP
Palo Alto, California

REGISTRAR AND TRANSFER AGENT

Mellon Investor Services LLC
San Francisco, California

PRINCIPAL SUBSIDIARIES

Stratex Networks (U.K.) Ltd.
Lanarkshire, Scotland

Stratex Networks do Brasil Ltda.
Sao Paulo, Brazil

DMC de Mexico, S.A. de C.V.
Mexico D.F., Mexico

Stratex Networks (India) Private Limited
New Delhi, India

Stratex Networks (Philippines), Inc.
Metro Manila, Philippines

Stratex Networks (NZ) Limited
Wellington, New Zealand

DMC Stratex Networks (South Africa) (Proprietary) Limited
Midrand, South Africa

DMC Stratex Networks (Africa) (Proprietary) Limited
Midrand, South Africa

Stratex Networks (S) Pte. Ltd.
Singapore

Stratex Networks (Thailand) Ltd.
Bangkok, Thailand.

Stratex Networks Polska Sp z.o.o
Warsaw, Poland

CORPORATE HEADQUARTERS

Stratex Networks, Inc.
120 Rose Orchard Way
San Jose, California 95134 USA

SALES AND SERVICE OFFICES

North America:
Amesbury, Massachusetts
Gig Harbor, Washington

Central and South America:
Mexico City, Mexico
Santa Fe de Bogota, Colombia
Buenos Aires, Argentina
Sao Paulo, Brazil

Europe:
Solihull, England
Lanarkshire, Scotland
Freising, Germany
Athens, Greece
Warsaw, Poland
Aix en Provence, France
Lisbon, Portugal
Zagreb, Croatia

Middle East:
Dubai, United Arab Emirates

Africa:
Midrand, South Africa

Asia/Pacific:
Singapore
Wellington, New Zealand
Beijing, China
Clark Special Economic Zone, Philippines
Metro Manila , Philippines
New Delhi, India
Victoria, Australia
Bangkok, Thailand
Selangor, Malaysia

SEC FORM 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to:
Stratex Networks, Inc.
Attn:  Investor Relations
120 Rose Orchard Way
San Jose, California 95134

CAUTIONARY STATEMENTS

This annual Report contains forward-looking statements concerning the Company's goals, strategies, and expectations for business and financial results, which are based on current expectations, estimates, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. For a discussion of these risks and uncertainties, please refer to the Company's Form 10-K filed May 19, 2003, with the Securities and Exchange Commission.