Form 10-K, Exhibit 13
period 2004-03-31
STRATEX NETWORKS INC
filed 2004-05-27
CIK 812703

Exhibit 13.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussions in this Annual Report should be read in conjunction with our accompanying Financial Statements and the related notes thereto. This Annual Report on Form 10-K contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. All statements included or incorporated by reference in this Annual Report, other than statements that are purely historical, are forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions also identify forward looking statements. The forward looking statements in this Annual Report are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements and include, without limitation, statements regarding:

•	Our belief that the product line acquired from Plessey Broadband Wireless complements our existing licensed product lines and will expand our market presence in the license-exempt market;

•	Our plan to amortize $1.6 million of intangible assets in fiscal 2005;

•	Our expectation that new networks for data transmission, new networks in developing countries and capacity requirements in developed networks will continue to offer us business opportunities in the future;

•	Our expectation that cash requirements for the product operating segment will be primarily for working capital requirements, restructuring payments and research and development activities;

•	Our expectation that the cash requirements for the service operating segment will continue to be primarily for labor costs and spare parts;

•	Our expectation that margins will increase gradually over the next couple of quarters due to pricing stability and increase in sales of our new product Eclipse which will have higher margins as compared to our other product lines;

•	Our expectation that research and development expenses will be slightly higher in fiscal 2005 due to the acquisition of Plessey Broadband Wireless in the third quarter of fiscal 2004;

•	Our expectation that selling, general and administrative expenses will be approximately the same in fiscal 2005 as compared to fiscal 2004;

•	Our expectation that the remaining accrual balance of restructuring reserve of $22.8 as of March 31, 2004 will be paid out in cash;

•	Our expectation that $4.3 million of the remaining accrual balance ($1.1 million of severance and benefits, $0.2 million of legal costs and $3.0 million of vacated building lease obligations) will be paid out in fiscal 2005 and vacated building lease obligations of $18.5 million will be paid out during fiscal 2006 through fiscal 2012;

•	Our expectation that income tax expenses will be slightly higher in fiscal 2005 as compared to fiscal 2004; and

•	Our belief that our available cash and cash equivalents at March 31, 2004 combined with anticipated receipts of outstanding accounts receivable, the liquidation of other current assets and our $35 million revolving credit facility should be sufficient to meet our anticipated needs for working capital and capital expenditures through March 31, 2005.

All forward looking statements included in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward looking statement or statements. The reader should also consult the cautionary statements and risk factors listed in this Annual Report and those listed from time to time in our Reports on Forms 10-Q and 8-K, including those contained in the section, “Factors That May Affect Future Financial Results,” beginning on page 18 in this Annual Report, in evaluating these forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

Stratex Networks, Inc. was founded in 1984. We design, manufacture, market and sell advanced wireless solutions for worldwide mobile and fixed telephone network interconnection and access. We market our products primarily to mobile wireless carriers around the world. Our solutions also address the requirements of fixed wireless carriers, enterprises and government institutions that operate broadband wireless networks. We also sell our products to base station suppliers, who provide and install integrated systems to service providers, and to distributors, including value-added resellers (VARs) and agents.

We provide our customers with a broad product line, which contains products that operate using a variety of transmission frequencies, ranging from 0.3 GigaHertz (GHz) to 38 GHz, and a variety of transmission capacities, typically ranging from 64 Kilobits to 2XOC-3 or 311 Megabits per second (Mbps). Our broad product line allows us to market and sell our products to service providers worldwide with varying interconnection and access requirements. We design our products to meet the requirements of mobile communications networks and fixed wireless broadband access networks worldwide. Our products typically enable our customers to deploy and expand their wireless infrastructure and market their services rapidly to subscribers, so that service providers can realize a return on their investments in frequency allocation licenses and network equipment. We recently announced a new wireless platform consisting of an Intelligent Node Unit (INU) and a radio element which combined are called Eclipse™ (“Eclipse”). The Eclipse wireless network transmission system enables wireless network node configurations in the smallest form factor available, supporting up to six independent radio traffic paths from a compact and highly modular Intelligent Node Unit. An integral high speed, Time Division Multiplexing (TDM) bus architecture enables traffic routing between traffic paths by software, without local cabling. Eclipse nodes enable a reduction in the amount of equipment required to build a network, leading to cost savings, rapid installation and higher network reliability.

We have equipment installed in over 150 countries, and a significant percentage of our revenue is derived from sales outside the United States. Since inception, we have shipped over 270,000 microwave radios worldwide. Our revenues from sales of equipment and services outside the United States were 98% in fiscal 2004, 95% in fiscal 2003 and 92% in fiscal 2002.

In fiscal 2001, 2002 and 2003 we experienced a significant slowdown in the wireless telecommunications market primarily because of a slowdown of the global economy. In the past few quarters we saw some stabilization in our markets. New networks for data transmission, new networks in developing countries and capacity requirements in developed networks are expected to continue to offer us business opportunities in the future. Our near term strategy is to remain focused on the successful rollout of our new product Eclipse.

Key fiscal year 2004 developments

Eclipse Rollout. In the fourth quarter of fiscal 2004, we began commercial shipments of our new product Eclipse. We recorded $3.3 million of revenue from sales of Eclipse products in fiscal 2004. Total Eclipse orders were $15.6 million in fiscal 2004, which is 8% of our total orders of $196.3 million received in fiscal 2004. As of March 31, 2004, our backlog had over $10 million in orders related to Eclipse. We include in our backlog purchase orders for which a delivery schedule has been specified for product shipment within one year. We review our backlog on an ongoing basis and make adjustments to it as required. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of future sales. We also shipped several trial units of Eclipse to customers in fiscal 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Acquisition. On October 3, 2003 we completed the acquisition of the net assets of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd. (“Tellumat”) located in Cape Town, South Africa. With the acquisition of these net assets, we have obtained a license-exempt telecommunications product line. We believe that this product line compliments our existing licensed product lines and will expand our market presence in the license-exempt market. As part of the purchase agreement we paid $2.6 million in cash and issued 730,238 shares of our common stock to Tellumat, which shares were valued at $2.9 million. Our consolidated financial statements include the operating results of Plessey Broadband Wireless from the date of acquisition. The acquisition has been accounted for under the purchase method of accounting.

We completed the valuation of the intangible assets related to the Tellumat acquisition in the fourth quarter of fiscal 2004. A summary of the allocation of purchase price is as follows (in thousands):

Current assets	$4,160
Property and equipment	254
Intangible assets	2,371

Total assets acquired	6,785
Current liabilities	(1,250)

Net assets acquired	$5,535

The $2.4 million of intangible assets acquired has been assigned to intellectual property and are estimated to have a useful life of 18 months. In fiscal 2004, we recorded $0.8 million of amortization expense. We plan to amortize the remaining $1.6 million in fiscal 2005. There was no amortization expense recorded in fiscal 2003 and fiscal 2002.

Proforma results of operations, to reflect the acquisition as if it had occurred on the first date of all periods presented, would not be significantly different than our results of operations as stated.

Stock Option Exchange Program. On June 23, 2003, we filed a Schedule TO with the Securities and Exchange Commission in connection with our Option Exchange Program pursuant to which eligible employees had the opportunity to make a one-time election to exchange certain outstanding grants of stock options with exercise prices above $6.00 per share, for a predetermined smaller number of new stock options with a new vesting schedule. The new stock options were granted at the fair market value on the date of the new grant, which was six months plus one day after the exchange options were cancelled. This Option Exchange Program was approved by the shareholders on July 15, 2003. On July 25, 2003, in accordance with the Option Exchange Program, we accepted and cancelled options to purchase 2,135,100 shares of our common stock and issued a promise to grant approximately 1,045,928 new options to participating employees. The new stock options were granted on January 29, 2004 at an exercise price of $5.36 per share.

Critical accounting policies and estimates

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period reported. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. Management bases their estimates and judgments on historical experience, market trends, and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue Recognition. We recognize revenue pursuant to Staff Accounting Bulletin No. 101 (“SAB 101”) “Revenue Recognition in Financial Statements” as amended by Staff Accounting Bulletin No. 104 (“SAB 104”). Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that the arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

In accordance with SAB 101, revenues from product sales are generally recognized when title and risk of loss passes to the customer, except when product sales are combined with significant post-shipment installation services. Under this exception, revenue is deferred until such services have been performed. Installation service revenue is recognized when the related services are performed. Revenue from service obligations under maintenance contracts is deferred and recognized on a straight-line basis over the contractual period, which typically ranges from one to five years.

Provision for warranty. At the time revenue is recognized, we establish an accrual for estimated warranty expenses associated with our sales, recorded as a component of cost of sales. Our standard warranty is generally for a period of 27 months from the date of sale only if the customer uses us or our approved installers to install the products; otherwise it is 15 months from the date of sale. Warranty accrual is made based on forecasted returns and average cost of repair. Forecasted returns are based on trended historical returns. While we believe that our warranty accrual is adequate and that the judgment applied is appropriate, such amounts estimated could differ materially from what will actually transpire in the future. If our actual warranty costs are greater than the accrual, cost of sales will increase in the future. See Note 12 of our footnotes to financial statements for further details of our warranty accrual for fiscal years 2004, 2003 and 2002.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. We regularly monitor inventory quantities on hand and record a provision for excess and obsolete inventories based primarily on our estimated forecast of future product demand and production requirements. Inventory for all product lines in excess of nine months requirements is fully written-off, unless firm backlog exists, and we partially write down inventory in excess of three months for certain product lines. Included in cost of sales are inventory provisions of $0.5 million and $1.3 million, respectively, for fiscal 2003 and 2002. We did not record any provisions for inventory in fiscal 2004. In fiscal 2004 and 2003, we realized a $0.5 million and a $2.1 million benefit, respectively, due to the sale of inventory that had been written off, due primarily to excess inventories not expected to be sold, in periods prior to fiscal year 2003. During fiscal 2002, we recorded additional inventory and other valuation charges of $102.7 million, which consisted of a $9.4 million charge for purchase commitments, a $1.9 million charge for loss on impairment of manufacturing equipment and charges of $91.4 million for the value of excess inventories. This reserve is reflected as a reduction to inventory in the accompanying consolidated balance sheets. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of our inventory and our reported operating results. If actual market conditions are less favorable than our assumptions, additional provisions may be required. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of sales at the time of such determination. If our inventory is determined to be undervalued, we may have overstated our cost of sales in previous periods and would be required to recognize additional operating income at the time of sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We currently subcontract substantially all of our manufacturing. As of March 31, 2004, we were committed to purchase approximately $25.0 million of inventory from our suppliers over the next five months. If actual demand of our products is below the projections, we may have excess inventory as a result of our purchase commitments for long lead-time components with our contract manufacturers. This would be recorded as additional provisions for excess inventory as a component of cost of sales.

Valuation of Long-Lived Assets. We have adopted Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS 121”), by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. We value assets based on the fair value of the asset. In fiscal 2004, there was no impairment loss on Long-Lived Assets. During fiscal 2003, we recorded an impairment loss on property and equipment of $4.0 million that was recorded as part of restructuring charges. In addition, in fiscal 2002, we recorded a $1.9 million impairment loss on manufacturing equipment as inventory and other valuation charges. During fiscal 2002, we also recorded an impairment loss of $2.1 million on property and equipment due to the closure of our Seattle, Washington operations. This $2.1 million impairment loss was recorded as restructuring costs.

Valuation of Intangible Assets. We account for intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. SFAS No. 142 requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

In fiscal 2004, we acquired intangible assets of $2.4 million. We are amortizing this intangible asset over its estimated useful life of 18 months. We review our intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Accordingly, we tested the intangible assets for impairment on March 31, 2004 and concluded that there was no impairment.

Restructuring and Impairment Charges. In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). The Company has adopted the provisions of SFAS 146 for restructuring activities initiated after December 31, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Prior to December 31, 2002 we have accounted for restructurings in accordance with EITF 94-3 and SAB No. 100, “Restructuring and Impairment Charges”. Under EITF 94-3, a liability for an exit cost was recognized at the date of the Company’s commitment to an exit plan. The restructuring accrual related to vacated properties was calculated net of estimated sublease income we expect to receive once we sublease the properties that have been vacated. To determine the lease loss, certain assumptions were made related to (1) the time period over which the buildings will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The lease loss represents management’s estimate of time to sublease and actual sublease rates. Sublease income is estimated based on current market quotes for similar properties. If we are unable to sublease these properties on a timely

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

basis or if we are forced to sublease them at lower rates due to changes in market conditions, we would adjust the accrual accordingly. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized. In fiscal 2004, we recorded a restructuring charge of $4.0 million for lease obligations for buildings which were vacated in fiscal 2003 and fiscal 2002 primarily due to a change in the estimate of sub lease income which was initially estimated at the time the buildings were vacated.

Provision for receivables. In establishing the appropriate provisions for trade and long-term receivables due from customers, we make assumptions with respect to their future collectibility. Our assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and payment trends, including the aging of receivable balances. Generally, these individual credit assessments occur prior to the inception of the credit exposure and at regular reviews during the life of the exposure and consider:

•	a customer’s ability to meet and sustain their financial commitments;

•	a customer’s current and projected financial condition; and

•	the positive or negative effects of the current and projected industry outlook.

Deferred taxes. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. To the extent that the Company’s estimates regarding valuation allowance are understated, additional charges to income tax expense would be recorded in the period in which the Company determines such understatement. If the Company’s estimates are overstated, income tax benefits will be recognized when realized. In fiscal 2004, we wrote off $1.9 million of deferred assets in one tax jurisdiction as the prior estimate of projected future taxable income decreased in the current year. As of March 31, 2004, we believe that all the deferred tax assets recorded on the balance sheet are not realizable in the foreseeable future and we have recorded a valuation allowance accordingly. For details regarding our deferred tax assets please see Note 13 of our footnotes to the financials on this Annual Report filed on Form10-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Revenues

Net sales for fiscal 2004 decreased to $157.3 million, compared to $197.7 million reported in fiscal 2003. This decrease was primarily due to lower average selling prices due to competitive factors, lower demand for our products due to decreases in network deployment and capital spending by telecommunication carriers. We aggressively priced some of our orders in fiscal 2004 in order to maintain and establish our position in certain key markets in anticipation of the release of our new wireless platform, Eclipse. The impact of this aggressive pricing impacted our revenues and gross profit in the third and fourth quarters of fiscal 2004.

Net sales for fiscal 2003 decreased to $197.7 million, compared to $228.8 million reported in fiscal 2002. This decrease was primarily due to ongoing restrictions over capital spending in the telecommunications and mobile cellular market throughout fiscal 2003.

Revenue by geographic regions. The following table sets forth information on our geographic regions for the periods indicated (in thousands):

	Years ended March 31,
	2004	% of Total	2003	% of Total	2002	% of Total
Americas	$25,184	16%	$28,269	14%	$62,826	27%
Europe	50,854	32%	52,681	27%	56,375	25%
Middle East	16,416	10%	15,138	8%	14,770	7%
Africa	35,529	23%	32,558	16%	21,471	9%
China	935	1%	5,857	3%	36,805	16%
Other Asia/Pacific	28,430	18%	63,201	32%	36,597	16%

Total Revenues	$157,348		$197,704		$228,844

Net sales in fiscal 2004 compared to fiscal 2003 decreased significantly in China and Other Asia/Pacific region. Net sales in China were only $0.9 million as compared to $5.9 million in fiscal 2003 primarily because of the loss of a major customer in China. Revenue in the Other Asia/Pacific region in fiscal 2004 experienced a significant decline of 55% as compared to fiscal 2003 primarily due to completion of several large network projects in Thailand in fiscal 2003, which did not repeat in fiscal 2004. Net sales to Thailand were only $3.1 million in fiscal 2004 as compared to $22.6 million in fiscal 2003. Our Europe region’s revenue made up the largest portion of our total revenue and decreased slightly in fiscal 2004 as compared to fiscal 2003.

The decrease in net sales for fiscal 2003 compared to fiscal 2002 occurred in China, Europe, and the Americas regions due to a continued slowdown in the telecommunications industry and weak economic conditions. However this decline was partially offset by increases in net sales in fiscal 2003 in Thailand, Africa, the Middle East and Other Asia/Pacific regions, primarily because network deployments in those regions were not affected as significantly by the slowdown in the global economy. Net sales to China decreased significantly to $5.9 million in fiscal 2003 compared to $36.8 million in fiscal 2002, primarily due to lower sales to customers in China who are continuing to utilize existing inventory on hand to meet the demands in that region. Net sales to Thailand increased to $22.6 million in fiscal 2003 compared to $8.5 million in fiscal 2002 due to several major projects in that country. Net sales to Africa increased to $32.6 million in fiscal 2003 from $21.5 million in fiscal 2002 due to increased sales to one customer in that region. Net sales in the Other Asia/Pacific region other than Thailand, increased to $40.6 million in fiscal 2003 from $28.1 million in fiscal 2002, primarily due to increased sales to several existing customers in that region.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table summarizes the number of our significant customers, each of whom accounted for more than 10% of our revenues, along with the percentage of revenues they individually represent.

	Years ended March 31,
	2004	2003	2002
Number of significant customers	1	2	1
Percentage of net sales	19%	11%, 10%	15%

In fiscal 2004, we received $196.3 million in new orders as compared to $190.3 million in fiscal 2003. The backlog at March 31, 2004 was $59.1 million compared to $50.1 million at March 31, 2003. During fiscal 2003, we received $190.3 million in new orders compared to $258.2 million in fiscal 2002, representing a decrease of approximately 26%. The backlog at March 31, 2003 was $50.1 million compared to $94.1 million at March 31, 2002.

The following table summarizes the number of our customers, each of whom accounted for more than 10% of our backlog as at the end of the year, along with the percentage of revenues they individually represent.

	Years ended March 31,
	2004	2003
Number of customers	3	2
Percentage of Backlog	12%, 12%, 11%	25%, 11%

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

Product operating segment. The revenue and operating income for the Product operating segment for the three years ended March 31, 2004 were as follows (in thousands):

	2004	% of Total	2003	% of Total	2002	% of Total
XP4	$57,497	44%	$76,930	46%	$86,980	43%
DXR	23,917	18%	36,863	22%	29,182	14%
Altium	39,613	31%	49,471	30%	46,324	23%
Eclipse	3,348	3%	—	—	—	—
SPECTRUM II	29	—	2,478	1%	37,642	19%
Other Products	4,689	4%	1,265	1%	1,436	1%

Total Revenue	$129,093		$167,007		$201,564
Operating Loss	$(39,987)	(31)%	$(57,407)	(34)%	$(163,273)	(81)%

Total revenue from the product operating segment decreased from $167.0 million in fiscal 2003 to $129.1 million in fiscal 2004. Revenues of our XP4™, DXR® and Altium® product line decreased significantly in fiscal 2004 as compared to fiscal 2003. This was partially offset by increase in revenues resulting from the acquisition of Plessey Broadband Wireless and revenues from the initial shipments of our new product Eclipse in the fourth quarter of fiscal 2004. The decrease in product revenues was primarily due to lower shipments resulting from lower demand for our products in response to the slowdown in the economy, the completion of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

certain large projects in fiscal 2003, which did not repeat in fiscal 2004 and also due to lower average selling prices in fiscal 2004 as compared to fiscal 2003. As mentioned earlier, we aggressively priced some of our big customer projects in order to maintain and establish ourselves in certain markets in anticipation of the introduction of our new product Eclipse. Our Spectrum product line reached the end of its life in fiscal 2004.

Though product revenue decreased significantly in fiscal 2004 as compared to fiscal 2003, operating loss decreased substantially in fiscal 2004 as compared to fiscal 2003. Operating loss in fiscal 2004 decreased to $40.0 million in fiscal 2004 as compared to $57.4 million in fiscal 2003 primarily due to a reduction in our costs. See the discussion of our expenses in “Selling, General and Administrative” in the following paragraphs for further details on our reduction in costs.

In fiscal 2003, compared to fiscal 2002, revenues of our DXR® and Altium® product lines increased while sales of our XP4™ and Spectrum™ II product lines decreased. Net sales of our DXR product line increased to $36.9 million in fiscal 2003 compared to $29.2 million in fiscal 2002, primarily due to several large projects completed during fiscal 2003. Our Altium® product line net sales increased to $49.5 million in fiscal 2003 compared to $46.3 million in fiscal 2002. Our XP4™ product line net sales decreased to $76.9 million in fiscal 2003 compared to $87.0 million in fiscal 2002. Net sales of our Spectrum™ II product line decreased to $2.5 million in fiscal 2003, from $37.6 million in fiscal 2002, due to the product reaching its planned end of life and being replaced by our XP4™ product line. Operating loss in fiscal 2003 reduced significantly as compared to fiscal 2002 primarily due to the inventory valuation charges of $102.7 million recorded against product revenues in fiscal 2002.

The cash used for product operating segment was primarily due to operating losses incurred by that segment. The cash needs of this segment were also to fund the acquisition of net assets of Plessey Broadband Wireless, research and development activities and restructuring payments. We also increased the inventory levels of our new product Eclipse in order to support its rollout in the market. We expect cash requirements for this segment to be primarily for working capital requirements, restructuring payments and research and development activities.

Service Operating Segment. The revenue and operating income for the Service operating segment for the three years ended March 31, 2004 were as follows: (in thousands)

	2004	% of Revenue	2003	% of Revenue	2002	% of Revenue
Service revenue	$15,404		$18,752		$17,483
Operating income	665	4%	2,019	11%	996	6%
Repair revenue	12,851		11,945		9,797
Operating income	4,777	37%	4,494	38%	2,252	23%

Total Revenue	$28,255		$30,697		$27,280
Total Operating income	$5,442	19%	$6,513	21%	$3,248	12%

Services revenue includes, but is not limited to, installation, network design, path surveys, integration, and other revenues derived from the services we provide to our customers. In fiscal 2004, service revenue decreased to $15.4 million as compared to $18.8 million in fiscal 2003 primarily because of lower product revenues in fiscal 2004 as compared to fiscal 2003. The operating income for service revenue, as a percentage of service revenue, declined by 6% in fiscal 2004 as compared to fiscal 2003 primarily due to aggressive pricing on the installation of our new product Eclipse for one of our major customer projects in South Asia in order to successfully rollout our product in that market. Service revenue was $18.8 million in fiscal 2003, compared to $17.5 million in fiscal 2002. Though the product revenue in fiscal 2003 has declined compared to fiscal 2002, service revenue

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

did not experience a comparable decline. This was primarily due to an increase in service contracts and projects as a result of our increased efforts to position ourselves as a complete solutions provider in the market. In fiscal 2003, the operating income related to service revenue increased to $2.0 million from $1.0 million in fiscal 2002. As a percentage of service revenue, operating income in fiscal 2003 increased by 5% as compared to fiscal 2002. This was primarily due to an increase in installation contracts in fiscal 2003 over fiscal 2002 resulting in a better utilization of our field service resources.

Repair revenue increased slightly in fiscal 2004 to $12.9 million from $11.9 million in fiscal 2003. Operating income for the repair segment for fiscal 2004 was approximately flat compared to operating income in fiscal 2003. Repair revenue in fiscal 2003 also increased as compared to fiscal 2002. The increase in repair operating income, as a percentage of revenue, in fiscal 2003 over fiscal 2002 was significant. This was primarily due to a reduction in repair material costs in fiscal 2003 as we used inventory on hand to repair the products internally versus sending it to third party for repair.

The cash requirements in the service operating segment was primarily to purchase spare parts to provide repair services to our customers and for payment of labor expenses. We also paid cash to several third party vendors for helping us in the installation of our products. In fiscal 2004, we purchased approximately $4.4 million of spare parts. We expect the cash requirements for this segment to continue to be primarily for labor costs and spare parts.

Gross Profit (Loss)

	Years ended March 31,
	2004	% of Net Sales	2003	% of Net Sales	2002	% of Net Sales
Net sales	$157,348	100.0%	$197,704	100.0%	$228,844	100.0%
Cost of sales	129,689	82.4	149,165	75.5	184,527	80.6
Inventory valuation charges (benefits)	(498)	(0.3)	(2,122)	(1.1)	102,731	44.9

Gross profit (loss)	$28,157	17.9%	$50,661	25.6%	$(58,414)	(25.5)%

Gross profit, as a percentage of net sales, decreased to 17.9% in fiscal 2004 as compared to 25.6% in fiscal 2003. This decrease was primarily due to a negative pricing impact of approximately 6% due to competitive market conditions. As mentioned earlier, we had aggressively priced some of our orders in the first half of fiscal 2004 in order to maintain and establish our position in certain key markets in anticipation of the release of our new Eclipse product line. The impact of this aggressive pricing was seen on our revenues in the second half of fiscal 2004. A decline in sales of our higher priced DXR product line in fiscal 2004 as compared to fiscal 2003 was also one of the causes of the negative pricing impact. Product mix had an unfavorable impact of approximately 2.1%. Inventory valuation benefit, which was $0.5 million in fiscal 2004 and $2.1 million in the fiscal 2003, had a negative impact on the gross margin of approximately 1%. This inventory valuation benefit in fiscal 2004 and fiscal 2003 was due to the sale of inventories, which were fully reserved in prior periods. In addition, a decrease in manufacturing costs in fiscal 2004 as compared to fiscal 2003 had a favorable impact on gross profit of approximately 1%.

We expect margins to increase gradually over the next couple of quarters due to the increase in sales of our new product Eclipse which will have higher margins as compared to our other product lines.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profit as a percentage of net sales increased to 25.6% in fiscal 2003 compared to a gross loss of 25.5% in fiscal 2002. The inventory valuation charges of $102.7 million (44.9% of net sales) taken in fiscal 2002 were to write down excess inventory. Inventory for all product lines in excess of nine months is fully written-off, unless firm backlog exists, and we partially revalue inventory in excess of three months for certain product lines based on forecast usage. Excess inventory was calculated by comparing backlog and our order forecast to the inventory quantities on hand to determine the amount of excess inventory at that time. In fiscal 2003, we recorded $2.1 million inventory valuation benefit as compared to the $102.7 million inventory valuation charges in fiscal 2002. This had a favorable impact of approximately 46% on gross profit of fiscal 2003 as compared to fiscal 2002. Lower manufacturing costs had a positive impact on gross profit of approximately 2.9%. Product mix had a favorable impact on gross profit of approximately 2.2% for fiscal 2003 compared to fiscal 2002. There was no significant impact on gross profit due to pricing during fiscal 2003.

Research and Development

	Years ended March 31,
	2004	2003	2002
Research and development	$17,151	$14,393	$18,529
% of net sales	10.9	7.3	8.1

In fiscal 2004, research and development expenses increased to $17.2 million as compared to $14.4 million in fiscal 2003. This increase was primarily due to inclusion of expenses of Plessey Broadband Wireless, which we acquired at the beginning of the third quarter of fiscal 2004, and an increase in material purchases and temporary services for prototype builds of our new product, Eclipse. As a percentage of sales, research and development expenses increased to 10.9% as compared to 7.3% in fiscal 2003. We expect research and development expenses to be higher in fiscal 2005 due to the acquisition of Plessey Broadband Wireless in the third quarter of fiscal 2004.

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

Selling, General and Administrative

	Years ended March 31,
	2004	2003	2002
Selling, general and administrative	$39,273	$58,922	$58,493
% of net sales	25.0	29.8	25.6

Selling, general and administrative expenses decreased to $39.3 million in fiscal 2004 as compared to $58.9 million in fiscal 2003, a 33% decline. This decrease was primarily due to the cost reduction measures undertaken as part of the restructuring plan. This decrease was also due to lower third party agent commissions on sales of our products resulting from a decline in net sales, especially in the Asia/Pacific region where we use agents for the sale of our products. We also had notable reductions in insurance, advertising, communication and software maintenance costs. In addition, selling, general and administrative expenses decreased by $3.5 million due to a reduction in reserves in connection with the settlement of a legal claim that was reserved in fiscal 2003. As a percentage of sales, selling, general and administrative expenses decreased to 25% in fiscal 2004 as compared to 29.8% in fiscal 2003. Though selling, general and administrative expenses decreased

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

significantly in terms of absolute dollars, as a percentage of net sales, the decrease in selling, general and administrative expenses was not significant primarily because of lower net sales in fiscal 2004 as compared to fiscal 2003. We expect selling, general and administrative expenses to be approximately the same in fiscal 2005 as compared to fiscal 2004.

In fiscal 2003, selling, general and administrative expenses increased slightly to $58.9 million from $58.5 million in fiscal 2002. This increase was due to charges of $7.5 million recorded for preferential payments claims by trustee attorneys for our prior CLEC customers who declared bankruptcy in a prior year and $7.6 million for agent commissions related to higher sales in South East Asia where agents are used. Offsetting these increases was a decrease in selling, general and administrative expenses of $14.7 million during fiscal 2003 which was a result of reductions in workforce and other cost reduction measures taken in fiscal 2003. As a percentage of net sales, selling, general and administrative expenses increased to 29.8% in fiscal 2003, compared to 25.6% in fiscal 2002, due to the reasons described above.

Restructuring Charges

	Years ended March 31,
	2004	2003	2002
Restructuring charges	$5,488	$28,240	$19,589
% of net sales	3.5	14.3	8.5

In fiscal 2004, we recorded $5.5 million of restructuring charges. In order to reduce expenses and increase operational efficiency, we reduced our workforce by 34 employees and recorded restructuring charges for employee severance and benefits of $0.9 million. As of March 31, 2004, 9 employees had been terminated. The remaining $4.6 million of restructuring charges was for building lease obligations, which were vacated in fiscal 2002 and fiscal 2003 as explained in the following paragraphs. The vacated building lease obligations recorded in fiscal 2003 and 2002 included payments required under lease contracts, less estimated sublease income after the property has been abandoned. To determine the lease loss, certain assumptions were made related to (1) the time period over which the building will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The lease loss represents management’s estimate of time to sublease and actual sublease rates. In fiscal 2004, we recorded an additional $4.6 million charges primarily due to a decrease in our estimated future sublease income based on the decrease in demand for commercial buildings.

In fiscal 2003, we entered into an agreement for outsourcing its San Jose, California manufacturing operations to Microelectronics Technology Inc. (“MTI”), our manufacturing partner in Taiwan. As a result of changes associated with this agreement, as well as reductions in workforce and consolidation of additional excess facilities, we recorded restructuring charges of $28.2 million in fiscal 2003. These restructuring charges consisted of $3.8 million for employee severance and benefits, $19.0 million for vacated building lease obligations, $0.6 million for legal costs, $3.3 million for transition costs related to outsourcing of our manufacturing operations as mentioned above and $4.0 million as a write off of manufacturing equipment in our San Jose, California location related to the transfer of certain manufacturing operations to MTI. These restructuring costs were reduced by $2.5 million, which represented the amount reimbursable from MTI for the costs relating to the transfer of certain of our manufacturing assets to MTI. The severance and benefit charges of $3.8 million taken in fiscal 2003 were for a reduction in workforce of 176 employees, with reductions primarily affecting the manufacturing operations area due to the outsourcing of the our San Jose, California manufacturing operations. As of March 31, 2004 all affected employees had been terminated.

During fiscal 2002, the telecommunications industry was severely impacted by the global economic downturn. In response to this downturn, we announced several restructuring programs in fiscal 2002 to reduce expenses

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

The following table summarizes the activity relating to restructuring charges for the three years ended March 31, 2004 (in millions):

	Severance and Benefits	Facilities and Other	Total
Balance as of April 1, 2001	$—	$—	$—
Provision in fiscal 2001	8.4	11.2	19.6
Cash payments	(6.1)	(1.6)	(7.7)
Non-cash expenses	—	(2.5)	(2.5)

Balance as of March 31, 2002	$2.3	$7.1	$9.4
Provision in fiscal 2003	3.8	24.4	28.2
Cash payments	(4.6)	(7.3)	(11.9)
Non-cash expenses	—	(4.0)	(4.0)
Reimbursable transition costs	—	2.5	2.5

Balance as of March 31, 2003	$1.5	$22.7	$24.2
Provision in fiscal 2004	0.9	4.6	5.5
Cash payments	(1.3)	(5.6)	(6.9)

Balance as of March 31, 2004	$1.1	$21.7	$22.8

Current portion	$1.1	$3.2	$4.3
Long-term portion	$—	$18.5	$18.5

The remaining accrual balance of $22.8 as of March 31, 2004 is expected to be paid out in cash. The Company expects $4.3 million of the remaining accrual balance ($1.1 million of severance and benefits, $0.2 million of legal costs and $3.0 million of vacated building lease obligations) to be paid out in fiscal 2005 and vacated building lease obligations of $18.5 million to be paid out during fiscal 2006 through fiscal 2012.

Receivable Valuation Charges. In fiscal 2004 and fiscal 2003, we recorded an insignificant amount of receivable valuation charges. In fiscal 2002, we had recorded a $5.0 million receivable valuation charge for uncollectible accounts receivable related to our customers in Argentina and Russia. This charge was in addition to recurring bad debt reserves of $1.5 million included in selling, general and administrative expenses on the statement of operations.

Write Down of Investments and Other Assets. In fiscal 2004, there was no impairment loss on our investments. Impairment losses of $0.4 million were recorded in fiscal 2003 on our equity investments in marketable securities. There were permanent impairment losses of approximately $7.9 million during fiscal 2002 on our equity investments in certain marketable and non-marketable securities. These losses consisted of a $3.4 million loss on our equity investments in marketable securities and a $4.5 million loss on our equity

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

investments in non-marketable securities. We determined that the recorded value for these certain investments exceeded their fair value and that these impairments were other than temporary in nature. Fair value for our publicly traded securities was estimated based upon recent and projected future valuations, taking into account the length of time the investments had previously been held at a loss. Fair value for our privately held investments was estimated using projected financial results and comparisons with other companies in similar industries.

Interest Income, Other Expenses, Net and Income Taxes

	Years ended March 31,
	2004	2003	2002
Interest income	$886	$1,746	$2,489
Other Expenses, net	$(1,276)	$(2,072)	$(1,996)
Provision (benefit) for income taxes	$2,133	$(77)	$1,423

Interest income in fiscal 2004 decreased to $0.9 million from $1.7 million in fiscal 2003. This decrease was primarily due to lower average cash balances during fiscal 2004 as compared to fiscal 2003. Other expenses of $1.3 million in fiscal 2004, which primarily included cost of hedging foreign currency exposure risk and discounting fees on letters of credit declined as compared to fiscal 2003 primarily because of the lower amount of letters of credit discounted in fiscal 2004 as compared to fiscal 2003 resulting in a decrease in discounting fees.

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

In fiscal 2004, we wrote off $1.9 million of deferred tax assets relating to two of our foreign subsidiaries as it was more likely than not that we would not realize any benefit from these assets. We also recorded $0.2 million of income tax provision for our profitable foreign subsidiaries. We recorded a small income tax benefit in fiscal 2003. We recorded an income tax provision in fiscal 2002 primarily related to taxable income at certain of our foreign subsidiaries. We expect our income tax expenses to be slightly higher in fiscal 2005 as compared to the $0.2 million income tax provision in fiscal 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Net cash used for operating activities in fiscal 2004 was $27.4 million, compared to net cash provided by operating activities of $4.9 million in fiscal 2003. The amount used in operating activities was due to net losses, as adjusted to exclude non-cash charges. Working capital uses of cash included significant increases in inventories and a significant decrease in other accrued liabilities.

Inventories, net of acquired inventories, increased in fiscal 2004 by $6.7 million as compared to a decrease of $5.6 million in fiscal 2003. This was primarily because we increased our inventory levels to support the rollout of our new product line, Eclipse. Inventories also increased because some of the finished goods inventory shipped to customers was in transit and revenue relating to this inventory, which was dependent on customer installation acceptance, was deferred.

Accounts receivable, net of acquired accounts receivable, increased by $3.8 million in fiscal 2004 as compared to a decrease of $10.4 million in the fiscal 2003. Accounts receivable increased primarily because of slower collections. Days sales outstanding (“DSO”) for receivables increased from 59 days as of March 31, 2003 to 70 days as of March 31, 2004. Our accounts receivable and DSO are primarily affected by shipment linearity and payment terms. Shipment linearity is a measure of the level of shipments throughout a particular quarter. A steady level of shipments will result in reduced DSO compared with a higher level of shipments toward the end of the quarter, which will result in a shorter amount of time to collect the related accounts receivable and will result in increased DSO.

Accounts payable, net of acquired accounts payable, increased by $15.0 million in fiscal 2004 as compared to an increase of $2.8 million in fiscal 2003 primarily because of higher purchases and extended terms of payment received from several of our major suppliers.

Accrued liabilities decreased by $15.7 million primarily due to payment of warranty claims, payment of restructuring costs and a reduction in accrual related to settlement of a claim by the bankruptcy trustee of a former CLEC customer, which were accrued prior to fiscal 2004. Long-term liabilities decreased by $3.0 million primarily due to payment of restructuring costs, which were accrued in periods prior to fiscal 2004.

Net cash provided by investing activities in fiscal 2004 was $14.7 million, compared to net cash used by investing activities of $8.1 million in fiscal 2003. Purchases of property and equipment were $10.5 million in fiscal 2004 compared to $1.8 million in fiscal 2003. The increase in capital expenditures was primarily due to the purchase of test equipment for our new Eclipse product and the purchase of service parts to provide support to the existing customers of our discontinued Spectrum product line. We incurred this one time bulk purchase of parts for our Spectrum product line because our suppliers notified us that they would not continue manufacturing this equipment.

In the third quarter of fiscal 2004, we paid $2.6 million in cash to Tellumat (Pty) Ltd. for the acquisition of net assets of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd.

Proceeds from the sale of common stock were derived from the exercise of employee stock options and the employee stock purchase plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash requirements

Our cash requirements for the next 12 months are primarily to fund:

•	Operations

•	Research and development

•	Restructuring payments

•	Capital expenditures

•	Acquisitions

Commercial commitments

As of March 31, 2004, we had $2.3 million in standby letters of credit outstanding with several financial institutions to support bid and performance bonds issued to various customers. These letters of credit expire in fiscal 2005. Also, as of March 31, 2004, we had outstanding forward foreign exchange contracts in the aggregate amount of $32.6 million.

Contractual obligations

The following table provides information related to our contractual obligations:

Payments due (in thousands):
Years ending March 31,

	2005	2006	2007	2008	2009	2010 & beyond	Total Obligations
Operating leases (a)	$6,028	$5,722	$5,576	$5,784	$5,945	$11,247	$40,302
Unconditional purchase obligations	$42,147	—	—	—	—	—

(a)	Contractual cash obligations include $21.5 million of lease obligations that have been accrued as restructuring charges as of March 31, 2004.

Restructuring payments

The accrued liability of $22.8 million for restructuring payments as of March 31, 2004, is expected to be paid out in cash. We expect $4.3 million of the remaining accrual balance ($1.1 million of severance and benefits, $0.2 million of legal costs and $3.0 million of vacated building lease obligations) to be paid out in fiscal 2005 and vacated building lease obligations of $18.5 million to be paid out during fiscal 2006 through fiscal 2012.

Customer financing

In fiscal 2004, we granted extended terms of credit to some of our customers in order to position ourselves in certain markets and to promote opportunities for our new Eclipse product line. As of March 31, 2004 we have $1.8 million recorded as long-term accounts receivable due to these extended terms of credit granted to our customers. Although we may commit to provide customer financing to customers in order to position ourselves in certain markets, we remain focused on minimizing our overall customer financing exposures by discounting receivables when possible, raising third party financing and arranging letters of credit.

Sources of cash:

At March 31, 2004, our principal sources of liquidity consisted of $50.0 million in cash and cash equivalents and short-term investments and our $35 million credit facility with a major bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Available credit facility

At March 31, 2004 we had a $35 million revolving credit facility with a commercial bank with an option to borrow up to $25 million on a long-term basis. This option expires on June 30, 2004. The facility reverts to a $25 million revolving credit facility on June 30, 2004 if no long-term borrowings are made by that date. Short-term borrowings under the revolving facility will be at the bank’s prime rate, which was 4% at March 31, 2004, or LIBOR plus 2%. Any long-term borrowings will be at the bank’s prime rate plus 2% or a fixed interest rate equal to the 5-year treasury yield at the time of borrowing plus 2- 1/2%. Long-term borrowings amortize monthly over a four-year term. This facility is secured by the Company’s assets. We had no amounts borrowed under this facility as of March 31, 2004. On May 27, 2004 we borrowed $25 million under this facility. See “Subsequent Event” Note in the following paragraphs for further details regarding this borrowing.

We believe that our available cash and cash equivalents at March 31, 2004 combined with anticipated receipts of outstanding accounts receivable, the liquidation of other current assets and our $35 million revolving credit facility should be sufficient to meet our anticipated needs for working capital and capital expenditures through March 31, 2005.

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

The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio.

	Years Ending March 31 (In thousands)
	2005	2006
Cash equivalents and short-term investments (a)	$36,766	$6,287
Weighted average interest rate	1.19%	1.39%

(a)	Does not include cash of $6.9 million held by foreign subsidiaries in bank checking and deposit accounts.

The primary objective of our short-term investment activities is to preserve principal while at the same time maximize yields, without significantly increasing risk. Our short-term investments are for fixed interest rates; therefore, changes in interest rates will not generate a gain or loss on these investments unless they are sold prior to maturity. Actual gains and losses due to the sale of our investments prior to maturity have been

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

immaterial. Investments are generally not held for more than one year. The average days to maturity for investments held at March 31, 2004 was 147 days and had an average yield of 1.22% per annum. As of March 31, 2004, unrealized losses on investments were immaterial. The investments have been recorded at fair value on our balance sheet.

Exchange Rate Risk:

We routinely use forward foreign exchange contracts to hedge our exposures related to the monetary assets and liabilities of our operations denominated in non-functional currencies. In addition, we enter into forward foreign exchange contracts to establish with certainty the U.S. dollar amount of anticipated transactions denominated in a foreign currency. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. At March 31, 2004 we held forward contracts in various currencies in the aggregate amount of $32.6 million primarily in Thai Baht and the Euro. The amount of unrealized losses on these contracts at March 31, 2004 was immaterial. Forward contracts are not available in certain currencies and are not purchased by the Company for certain currencies due to the cost. The exchange rate changes in these currencies, such as the Nigerian Naira, could result in significant gains and losses in future periods.

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

Subsequent Event

On May 27, 2004, the Company borrowed $25 million on a long-term basis against its $35 million credit facility with a commercial bank. For further details regarding the $35 million credit facility see Note 8. This $25 million loan is payable in equal monthly installments of principal and interest over a period of four years. This loan is at a fixed interest rate of 6.38%.

Factors that May Affect Future Financial Results

The Stockholders’ Letter and discussions in this Annual Report concerning our future products, expenses, revenues, gross margins, liquidity, and cash needs, as well as our plans and strategies, contain forward-looking statements concerning our future operations and financial results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. All statements, trend analyses and other information contained herein about the markets for our services and products and trends in revenue, as well as other statements identified by the use of forward-looking terminology, including “anticipate,” “believe,” “plan,” “estimate,” “expect,” “goal” and “intend”, or the negative of these terms or other similar expressions, constitute forward-looking statements. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. Numerous factors, could cause actual results to differ materially from those described in these statements, as well as harm business in general, including the following:

•	Competition could harm our ability to maintain or improve our position in the market and could decrease our revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Our average sales prices are declining.

•	If we do not successfully market our new product, Eclipse, our business would be harmed.

•	Because a significant amount of our revenues comes from a few customers, the termination of any of these customer relationships may harm our business.

•	Due to the significant volume of our international sales, we are susceptible to a number of political, economic and geographic risks that could harm our business.

•	If we fail to develop and maintain distribution relationships, our revenues may decrease.

•	Our industry is volatile and subject to frequent changes, and we may not be able to respond effectively or in a timely manner to these changes.

•	Because of the extended severe economic downturn in the world economy and the telecommunications industry, the demand for our products and services may decrease.

•	Consolidation within the telecommunications industry and among suppliers could decrease our revenues.

•	Our success depends on new product introductions and acceptance.

•	Our customers may not pay us in a timely manner, or at all, which would decrease our revenues.

•	We will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations.

•	The inability of our subcontractors to perform, or our key suppliers to manufacture and deliver materials, could cause our products to be produced in an untimely or unsatisfactory manner.

•	A tightening of the global capital markets for the telecommunications and mobile cellular projects may result in excess inventory, which we cannot sell or be required to sell at distressed prices, and may result in longer credit terms to our customers.

•	If we fail to manage our internal development or successfully integrate acquired businesses, we may not effectively manage our growth and our business may be harmed.

•	The unpredictability of our quarter-to-quarter results may harm the trading price of our common stock.

•	Because of intense competition for highly skilled candidates, we may not be able to recruit and retain qualified personnel.

•	If we are unable to protect our intellectual property rights adequately, we may be deprived of legal recourse against those who misappropriate our intellectual property.

•	Defending against intellectual property infringement claims could be expensive and could disrupt our business.

•	If sufficient radio frequency spectrum is not allocated for use by our products, and we fail to obtain regulatory approval for our products, our ability to market our products may be restricted.

•	We may not successfully adapt to regulatory changes in our industry, which could significantly impact the operation of our business.

•	Our stock price may be volatile, which may lead to losses by investors.

For a more detailed discussion of these risks see Item 1. “Business - Factors That May Affect Future Financial Results” of our Annual report on Form 10-K for the fiscal year ended March 31, 2004. Prospective investors and stockholders should carefully consider the factors set forth in this Annual Report on Form 10-K.

SELECTED CONSOLIDATED FINANCIAL DATA

	Years ended March 31,
	2004	2003	2002	2001	2000
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net sales	$157,348	$197,704	$228,844	$417,661	$300,503
Net income (loss)	$(37,068)	$(51,555)	$(168,873)	$(6,995)	$12,136
Diluted earnings (loss) per share	$(0.44)	$(0.62)	$(2.13)	$(0.10)	$0.17
Basic weighted average shares outstanding	83,364	82,548	79,166	73,391	71,642

	March 31,
	2004	2003	2002	2001	2000
	(in thousands, except number of employees)
Balance Sheet and other Data:
Total assets	$163,244	$184,785	$214,117	$326,780	$337,441
Long-term liabilities	$20,311	$19,145	$6,675	—	—
Stockholders’ equity	$81,182	$112,800	$167,457	$259,863	$264,392
Total employees	617	587	760	1,184	974

STRATEX NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

	March 31,
	2004	2003
	(in thousands, except per share amounts)
Assets
Current Assets:
Cash and cash equivalents	$21,626	$34,036
Short-term investments	28,337	56,146
Accounts receivable, net of allowance of $2,373 in 2004 and $6,395 in 2003	34,295	31,072
Inventories	33,101	20,307
Deferred tax asset	—	1,743
Other current assets	10,932	12,289

Total current assets	128,291	155,593

Property and Equipment:
Machinery and equipment	73,172	63,778
Land and buildings	7,550	7,550
Furniture and fixtures	5,344	7,936
Leasehold improvements	1,519	3,416

	87,585	82,680
Accumulated depreciation and amortization	(56,410)	(53,844)

Net property and equipment	31,175	28,836

Intangible assets, net	1,581	—
Other assets	2,197	356

Total Assets	$163,244	$184,785

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$40,033	$23,095
Accrued liabilities	21,718	29,745

Total current liabilities	61,751	52,840

Long term liabilities	20,311	19,145

Total liabilities	82,062	71,985
Commitments and Contingencies (Note 12)
Stockholders’ Equity:
Preferred stock, $.01 par value; 5,000 shares authorized; none outstanding	—	—

Common stock, $.01 par value; 150,000 shares authorized 84,048 and 82,748 shares issued and outstanding at March 31, 2004 and 2003, respectively.	840	827
Additional paid-in capital	461,483	457,147
Accumulated deficit	(367,779)	(330,711)
Accumulated other comprehensive loss	(13,362)	(14,463)

Total stockholders’ equity	81,182	112,800

Total Liabilities and Stockholders’ Equity	$163,244	$184,785

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended March 31,
	2004	2003	2002
	(in thousands, except per share amounts)
Net Sales	$157,348	$197,704	$228,844
Cost of sales	129,689	149,165	184,527
Inventory and other valuation charges (benefit)	(498)	(2,122)	102,731

Gross profit (loss)	28,157	50,661	(58,414)

Operating Expenses:
Research and development	17,151	14,393	18,529
Selling, general and administrative	39,273	58,922	58,493
Amortization of intangible assets	790	—	—
Restructuring charges	5,488	28,240	19,589
Receivable valuation charges	—	—	5,000

Total operating expenses	62,702	101,555	101,611

Loss from operations	(34,545)	(50,894)	(160,025)
Other Income (Expense):
Interest income	886	1,746	2,489
Other expenses, net	(1,276)	(2,072)	(1,996)
Write down of investments and other assets	—	(412)	(7,918)

Total other expense, net	(390)	(738)	(7,425)

Loss before provision (benefit) for income taxes	(34,935)	(51,632)	(167,450)
Provision (benefit) for income taxes	2,133	(77)	1,423

Net Loss	$(37,068)	$(51,555)	$(168,873)

Basic and diluted net loss per share	$(0.44)	$(0.62)	$(2.13)

Shares used to compute basic and diluted net loss per share	83,364	82,548	79,166

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Years ended March 31, 2002, 2003 and 2004
	Common Shares	Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	(in thousands)
Balances March 31, 2001	73,766	$738	$382,537	$(110,283)	$(13,129)	$259,863

Components of comprehensive loss:
Net loss	—	—	—	(168,873)	—	(168,873)
Change in unrealized holding gain	—	—	—	—	2,659	2,659
Translation adjustment	—	—	—	—	173	173

Total comprehensive loss						(166,041)

Proceeds from sale of stock, net of expense	7,928	79	70,600	—	—	70,679
Stock issued for options and purchase plan	620	6	2,981	—	—	2,987
Reversal of deferred stock compensation	—	—	(31)	—	—	(31)

Balances March 31, 2002	82,314	$823	$456,087	$(279,156)	$(10,297)	$167,457

Components of comprehensive income:
Net loss	—	—	—	(51,555)	—	(51,555)
Change in unrealized holding gain	—	—	—	—	194	194
Translation adjustment	—	—	—	—	(4,360)	(4,360)

Total comprehensive loss						(55,721)

Stock issued for options and purchase plan	434	4	1,060	—	—	1,064

Balances March 31, 2003	82,748	$827	$457,147	$(330,711)	$(14,463)	$112,800

Components of comprehensive income:
Net loss	—	—	—	(37,068)	—	(37,068)
Change in unrealized holding gain	—	—	—	—	20	20
Translation adjustment	—	—	—	—	1,081	1,081

Total comprehensive loss						(35,967)

Shares issued to Tellumat (Pty) Ltd for acquisition of net assets of Plessey Broadband Wireless	730	7	2,950	—	—	2,957
Stock issued for options and purchase plan	570	6	1,386	—	—	1,392

Balances March 31, 2004	84,048	$840	$461,483	$(367,779)	$(13,362)	$81,182

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2004	2003	2002
	(in thousands)
Cash Flows From Operating Activities:
Net loss	$(37,068)	$(51,555)	$(168,873)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	9,470	10,815	20,289
Impairment loss of investments and other assets	—	412	7,918
Loss on disposal of property and equipment	—	144	354
Provision for restructuring charges	5,488	4,045	2,446
Inventory and other valuation charges	—	452	103,988
Provision for uncollectible accounts	33	213	6,530
Provision for warranty reserves	7,069	9,668	10,429
Changes in assets and liabilities:
Accounts receivable	(3,754)	10,449	66,088
Inventories	(6,662)	5,627	(35,379)
Deferred taxes	—	(267)	1,263
Other assets	2,035	(1,460)	4,666
Accounts payable	14,960	2,789	(39,306)
Income tax payable	(242)	710	(832)
Accrued liabilities	(15,731)	395	(6,433)
Long-term liabilities	(3,039)	12,470	6,675

Net cash provided by (used for) operating activities	(27,441)	4,907	(20,177)

Cash Flows From Investing Activities:
Purchase of available-for-sale securities	(220,983)	(343,229)	(149,057)
Proceeds from sale of available-for-sale securities	248,812	336,869	111,426
Purchase of property and equipment	(10,532)	(1,820)	(7,673)
Purchase of net assets of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd.	(2,578)	—	—
Proceeds from the sale of other assets and property and equipment	—	12	395

Net cash provided by (used for) investing activities	14,719	(8,168)	(44,909)

Cash Flows From Financing Activities:
Proceeds from sale of common stock	1,392	1,064	73,666

Effect of exchange rate changes on cash	(1,080)	345	1,345

Net increase (decrease) in cash and cash equivalents	(12,410)	(1,852)	9,925
Cash and cash equivalents at beginning of year	34,036	35,888	25,963

Cash and cash equivalents at end of year	$21,626	$34,036	$35,888

Non-cash investing activity:
Transfer of inventory to property and equipment	$351	$351	$4,577

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental Statements of Cash Flows Disclosures. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:

	Years ended March 31,
	2004	2003	2002
	(in thousands)
Interest paid	$103	$430	$146
Income taxes paid	$274	$1,022	$1,572

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:

	2004	2003	2002
	(in thousands)
Non-cash purchase consideration for the acquisition of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd. through the issuance of common stock	$2,957	$—	$—

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

The Company designs, manufactures and markets advanced wireless solutions for mobile applications and broadband access to enable the development of complex communications networks worldwide. The Company’s microwave radio products deliver data and voice across a full spectrum of network frequencies and capacities. The Company’s business is global in nature, supported by a worldwide sales and support organization. Stratex Networks, Inc., formerly known as DMC Stratex Networks, Inc. and Digital Microwave Corporation was founded in January 1984.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation. The consolidated financial statements include the accounts of Stratex Networks, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company generally considers all highly liquid debt instruments with a remaining maturity of three months or less at the time of purchase, to be cash equivalents. Auction rate preferred securities are considered as short term investments. Cash and cash equivalents consisted of cash, money market funds, and short-term securities as of March 31, 2004 and 2003.

Short-Term Investments. The Company invests its excess cash in high-quality and easily marketable instruments to ensure cash is readily available for use in current operations. Accordingly, all marketable securities are classified as “available-for-sale” in accordance with the provisions of the Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). At March 31, 2004, the Company’s available-for-sale securities had contractual maturities ranging from 1 month to 14 months, with a weighted average maturity of 147 days.

All investments are reported at fair market value with the related unrealized holding gains and losses reported as a component of stockholders’ equity. The realized gains on the sale of securities during fiscal 2004, 2003 and 2002 were insignificant. Realized gains (losses) are included in other expenses, net in the accompanying consolidated statement of operations.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of available-for-sale short-term investments as of March 31:

	2004
	Cost	Fair Value	Unrealized Holding Gain
	(in thousands)
Corporate notes	$15,920	$15,927	$7
Corporate and Government bonds	2,105	2,110	5
Auction rate preferred notes	10,300	10,300	—

Total	$28,325	$28,337	$12

The following is a summary of available-for-sale short-term investments as of March 31:

	2003
	Cost	Fair Value	Unrealized Holding Gain (Loss)
	(in thousands)
Corporate notes	$2,239	$2,245	$6
Corporate and Government bonds	20,965	20,951	(14)
Auction rate preferred notes	32,950	32,950	—

Total	$56,154	$56,146	$(8)

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. Inventories consisted of:

	March 31,
	2004	2003
	(in thousands)
Raw materials	$20,594	$13,100
Work-in-process	1,719	4,267
Finished goods	10,788	2,940

	$33,101	$20,307

In fiscal 2004, the Company realized a $0.5 million benefit due to the sale of inventory that had been fully written off, due primarily to excess inventories not expected to be sold, in prior periods. In fiscal 2003, the Company realized a $2.1 million benefit due to the sale of inventory that had been fully written off, due primarily to excess inventories not expected to be sold, in prior periods.

Property and Equipment. Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Assets. Included in other assets as of March 31, 2004 are long-term deposits of $0.4 million for premises leased by the Company and $1.8 million for long-term accounts receivable. The long-term accounts receivable is due to the extended terms of credit granted by the Company to some of its customers in order to position itself favorably in certain markets.

As of March 31, 2003, other assets included long-term deposits for premises leased by the Company.

Accumulated Other Comprehensive Income. SFAS No. 130, “Reporting Comprehensive Income,” (SFAS 130”) establishes standards for reporting and display of comprehensive income (loss) and its components. SFAS 130 requires companies to report comprehensive income (loss), which includes unrealized holding gains and losses and other items that have previously been excluded from net income (loss) and reflected instead in stockholders’ equity. The Company’s comprehensive loss consists of net loss plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments.

The accumulated balances for each component of accumulated other comprehensive income (loss) are as follows:

	March 31,
	2004	2003
	(in thousands)
Unrealized holding loss on available-for-sale-securities	$12	$(8)
Cumulative foreign exchange translation adjustment	(13,374)	(14,455)

Accumulated other comprehensive loss	$(13,362)	$(14,463)

Foreign Currency Translation. The functional currency of the Company’s subsidiaries located in the United Kingdom and New Zealand is the U.S. dollar. Accordingly, all of the monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are remeasured at historical rates. Income and expenses are remeasured at the average exchange rate prevailing during the period. Gains and losses resulting from the remeasurement of these subsidiaries’ financial statements are included in the consolidated statements of operations. The Company’s other international subsidiaries use their respective local currency as their functional currency. Assets and liabilities of these subsidiaries are translated at the local current exchange rates in effect at the balance sheet date, and income and expense accounts are translated at the average exchange rates during the period. The resulting translation adjustments are included in accumulated other comprehensive loss.

Determination of the functional currency is dependent upon the economic environment in which an entity operates as well as the customers and suppliers the entity conducts business with. Changes in the facts and circumstances may occur and could lead to a change in the functional currency of that entity.

Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying consolidated statements of operations. The net foreign exchange loss was $0.8 million in fiscal 2004, $0.8 million in fiscal 2003 and $1.2 million in fiscal 2002.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Financial Instruments. In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), all derivatives are recorded on the balance sheet at fair value.

We manufacture and sell product internationally subjecting us to currency risk. Derivatives are employed to eliminate, reduce, or transfer selected foreign currency risks that can be identified and quantified. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. The Company’s policy is to hedge forecasted and actual foreign currency risk with forward contracts that expire within twelve months. Specifically, the Company hedges foreign currency risks relating to firmly committed backlog, open purchase orders and non-functional currency monetary assets and liabilities. Derivatives hedging non-functional currency monetary assets and liabilities are recorded on the balance sheet at fair value and changes in fair value are recognized currently in earnings.

Additionally, the Company hedges forecasted non-U.S. dollar sales and non-U.S. dollar purchases. In accordance with SFAS 133, hedges of anticipated transactions are designated and documented at inception as “cash flow hedges” and are evaluated for effectiveness, excluding time value, at least quarterly. The Company records effective changes in the fair value of these cash flow hedges in accumulated other comprehensive income (“OCI”) until the revenue is recognized or the related purchases are recognized in cost of sales, at which time the changes are reclassified to revenue and cost of sales, respectively. All amounts accumulated in OCI at the end of the year will be reclassified to earnings within the next 12 months.

The following table summarizes the activity in OCI, with regard to the changes in fair value of derivative instruments, for fiscal 2004 and fiscal 2003 (in thousands):

	Twelve Months Ended March 31, 2004 Gains/(Losses)	Twelve Months Ended March 31, 2003 Gains/(Losses)
Beginning balance as of April 1	$(56)	$142
Net changes	677	173
Reclassifications to revenue	(542)	(334)
Reclassifications to cost of sales	(56)	(37)

Ending balance as of March 31	$23	$(56)

In fiscal 2004, an insignificant amount of loss was recognized in other income and expense related to the exclusion of time value from effectiveness testing and ineffectiveness resulting from forecasted transactions that did not occur. A gain of $0.1 million was recognized in other income and expense in fiscal 2003 related to the exclusion of time value from effectiveness testing and ineffectiveness resulting from forecasted transactions that did not occur.

Revenue Recognition. The Company recognizes revenue pursuant to Staff Accounting Bulletin No. 101 (SAB 101) “Revenue Recognition in Financial Statements” as amended by Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition”. Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that the arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

Revenues from product sales are generally recognized when title and risk of loss passes to the customer, except when product sales are combined with significant post-shipment installation services. Under this exception, revenue is deferred until such services have been performed. Installation service revenue is recognized when the related services are performed.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with its sales, recorded as a component of cost of revenue. The Company’s standard warranty is generally for a period of 27 months from the date of sale and its warranty accrual represents the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Warranty accrual is made based on forecasted returns and average cost of repair. Forecasted returns are based on trend of historical returns. While the Company believes that its warranty accrual is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

Research and Development. All research and development costs are expensed as incurred.

Stock-Based Compensation. The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, no compensation is recognized for employee stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at date of grant. If the exercise price is less than the market value at the date of grant, the difference is recognized as deferred compensation expense, which is amortized over the vesting period of the options.

In accordance with the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, if the Company had elected to recognize compensation cost based on the fair market value of the options granted at grant date as prescribed, income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

	Years ended March 31,
	2004	2003	2002
	(in thousands, except per share amounts)
Net loss – as reported	$(37,068)	$(51,555)	$(168,873)
Less: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(9,961)	(13,449)	(9,093)

Net loss – pro forma	$(47,029)	$(65,004)	$(177,966)

Basic and diluted loss per share – as reported	$(0.44)	$(0.62)	$(2.13)
Basic and diluted loss per share – pro forma	$(0.56)	$(0.79)	$(2.25)

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For purposes of pro forma disclosure under SFAS No. 123, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting period, using the multiple option method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended March 31,
	2004	2003	2002
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock volatility	96.6%	96.3%	84.3%
Risk-free interest rate	2.2 – 3.3%	2.8 – 4.7%	2.8 – 4.3%
Expected life of options from vest date	1.7 years	1.7 years	1.8 years
Forfeiture rate	Actual	Actual	Actual

For purposes of pro forma disclosure under SFAS No. 123, the options cancelled by the Company under its stock option exchange program (See Note 14 for further details regarding this program) were treated as outstanding from the date of cancellation (July 25,2003) untill the date of new grant (January 29, 2004) and expensed during that time period based upon the original vesting terms.

Loss Per Share. Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive securities outstanding during the period. Net loss per share is computed using only the weighted average number of shares of common stock outstanding during the period, as the inclusion of potentially dilutive securities would be anti-dilutive.

As of March 31, 2004, there were 2,399,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2004. As of March 31, 2003, there were 607,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2003. As of March 31, 2002, there were 557,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2002.

Income Taxes. The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes, and such amounts recognized for income tax reporting purposes, and operating loss and other tax credit carryforwards measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized in the future.

Recent Accounting Pronouncements. In December 2002, the Emerging Issues Task Force (EITF) issued EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

This EITF Issue does not change otherwise applicable revenue recognition criteria. This EITF Issue is applicable for the Company after June 2003. The adoption of EITF 00-21 did not have an impact on revenue recognition of sales transactions.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company’s operating results or financial condition.

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). Many of those instruments were previously classified as equity. Such instruments include mandatorily redeemable preferred and common stock, and certain options and warrants. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. In November 2003, the FASB issued FASB Staff Position (“FSP”) No. 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS No. 150, which defers the effective date for various provisions of SFAS No. 150. The adoption of SFAS 150 did not have a material impact on the Company’s operating results or financial condition.

On December 17, 2003, the Securities Exchange Commission (“SEC”) issued new Staff Accounting Bulletin SAB 104, “Revenue Recognition, corrected copy” (“SAB 104”) which replaces Staff Accounting Bulletin SAB 101, “Revenue Recognition” (“SAB 101”). SAB 104 integrates the set of Frequently Asked Questions, and recognizes the role of Emerging Issues Task Force (EITF) Consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). SAB 104 provides guidance on how companies have to coordinate revenue recognition guidance from the SEC and EITF 00-21. As explained above, EITF 00-21 contains criteria to determine when to treat the elements of sales arrangements with more than one deliverable as “separate units of accounting”. Per SAB 104, if the deliverables in a sales arrangement constitute separate units of accounting according to EITF 00-21’s separation criteria, the revenue recognition policy must be determined for each identified unit. If the arrangement is a single unit of accounting under the separation criteria, the revenue recognition policy must be determined for the entire arrangement. SAB 104 had no material impact on the future operating results and financial condition of the Company.

The Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” in January 2003, and a revised interpretation of FIN 46 (“FIN 46-R”) in December 2003. On February 12, 2004, FASB issued FIN 46 (R)-1, FIN 46 (R)-2 and FIN 46 (R)-3 which are applicable to all entities to which FIN 46 (R) is applied. FIN 46 requires certain variable interest entities (“VIEs”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, the Company has not invested in any entities it believes are variable interest entities for which the Company is the primary beneficiary. For all arrangements entered into after January 31, 2003, the Company is

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

required to continue to apply FIN 46 through March 15, 2004. The Company is required to adopt the provisions of FIN 46-R after March 15, 2004. The Company does not expect the adoption of FIN 46-R to have an impact on the financial position, results of operations or cash flows of the Company.

Note 3. Acquisition

On October 3, 2003 the Company completed the acquisition of the net assets of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd. (“Tellumat”) located in Cape Town, South Africa. The Company signed the purchase agreement to acquire the net assets of Plessey Broadband Wireless on September 11, 2003. With the acquisition of these net assets, the Company has obtained a license-exempt telecommunications product line. The Company believes that this product line complements its existing licensed product lines and will expand its market presence in the license-exempt market. As part of the purchase agreement the Company paid $2.6 million in cash and issued 730,238 shares of its common stock to Tellumat which shares were valued at $2.9 million. The Company’s consolidated financial statements include the operating results of Plessey Broadband Wireless from the date of acquisition. The acquisition has been accounted for under the purchase method of accounting. In connection with the acquisition, the Company incurred acquisition costs of approximately $0.1 million.

Valuation of the intangible assets related to the acquisition was completed by management in the fourth quarter of fiscal 2004. A summary of the allocation of purchase price is as follows (in thousands):

Current assets	$4,160
Property and equipment	254
Intangible assets	2,371

Total assets acquired	6,785
Current liabilities	(1,250)

Net assets acquired	$5,535

The $2.4 million of intangible assets acquired has been assigned to intellectual property and is estimated to have a useful life of 18 months.

Proforma results of operations, to reflect the acquisition as if it had occurred on the first date of all periods presented, would not be significantly different from the Company’s results of operations as stated.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Acquired Intangible Assets

The following table summarizes the gross and net balance of the intangible assets as of March 31, 2004 (in thousands):

	As of March 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intellectual Property	$2,371	$(790)	$1,581

Aggregate Amortization expense (in thousands):
For the year ended March 31, 2004	$790

Estimated Amortization Expense (in thousands):
For the year ended March 31, 2005	$1,581

Note 5. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments to financial institutions evaluated as highly creditworthy. Investments, under the Company’s policy, must have a rating, at the time of purchase, of A1 or P1 for short-term paper and a rating of A or better for long-term notes or bonds.

Accounts receivable concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations may subject the Company to concentration of credit risk. The following table summarizes the number of our significant customers as a percentage of our accounts receivable balance at the end of the year indicated, along with the percentage of revenues they individually represent. No other customer accounted for more than 10% of the accounts receivable balance at the end of the years indicated.

	As of March 31,
	2004	2003
Number of significant customers	3	3
Percentage of accounts receivable balance	30%, 22%, 11%	16%, 16%, 14%

The following table summarizes the number of our significant customers, each of whom accounted for more than 10% of our revenues, along with the percentage of revenues they individually represent.

	Years ended March 31,
	2004	2003	2002
Number of significant customers	1	2	1
Percentage of net sales	19%	11%, 10%	15%

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company actively markets and sells products in Africa, Asia, Europe, the Middle East and the Americas. The Company performs on-going credit evaluations of its customers’ financial conditions and generally requires no collateral, although sales to Asia, Africa and the Middle East are primarily paid through letters of credit.

Note 6. Other Current Assets

Other current assets include the following (in thousands):

	March 31,
	2004	2003
	(in thousands)
Receivables from suppliers	$3,886	$5,722
Non-trade receivables	1,037	2,370
Prepaid expenses	4,730	2,436
Prepaid insurance	569	737
Tax refund	423	787
Other	287	237

	$10,932	$12,289

Non-trade receivables as of March 31, 2003 included $1.6 million due from Microelectronics Technology, Inc. (MTI) in connection with the sale of certain of the Company’s manufacturing assets to MTI related to an outsourcing agreement executed in June 2002. This non-trade receivable of $1.6 million was fully paid by MTI by September 30, 2003.

Prepaid expenses as on March 31, 2004 included installation costs of $1.1 million incurred for a customer, which is being deferred because revenue related to this cost was deferred.

Note 7. Accrued Liabilities

Accrued liabilities included the following:

	March 31,
	2004	2003
	(in thousands)
Customer deposits	$1,175	$1,100
Accrued payroll and benefits	2,891	1,782
Accrued commissions	2,041	1,959
Accrued warranty	4,277	4,219
Accrued restructuring	4,255	6,346
Accrual for contingent liabilities	1,866	7,500
Other	5,213	6,839

	$21,718	$29,745

Accrual for contingent liabilities was $1.9 million at March 31, 2004 as compared to $7.5 million at March 31, 2003. The $7.5 million accrual at March 31, 2003 was for claims made by trustees for unsecured creditors in the bankruptcy proceedings of the Company’s prior competitive local exchange carrier (“CLEC”) customers. During the first quarter of fiscal 2004 the Company reduced this accrual by $3.5 million due to the settlement of one of the above mentioned claims. This reduction of accrual was credited to selling, general and administrative expenses on the income statement. During the second quarter of fiscal 2004 the Company paid $2.1 million for the settlement of one of these claims.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-term accrued restructuring was $4.3 million as of March 31, 2004 compared to $6.3 million as of March 31, 2003. (See Note 9).

Note 8. Bank Line of Credit.

The Company has a $35 million revolving credit facility with a commercial bank with an option to borrow up to $25 million on a long-term basis prior to June 30, 2004. The facility reverts to a $25 million revolving credit facility on June 30, 2004 if no long-term borrowings are made by that date. Short-term borrowings under the revolving facility will be at the bank’s prime rate, which was 4% at March 31, 2004, or LIBOR plus 2%. Any long-term borrowings will be at the bank’s prime rate plus 2% or a fixed interest rate equal to the 5 year treasury yield at the time of borrowing plus 2-1/2%. Long-term borrowings amortize monthly over a four-year term. This facility is secured by the Company’s assets. There were no borrowings under this facility as of March 31, 2004.

Note 9. Restructuring charges.

In fiscal 2004, the Company recorded $5.5 million of restructuring charges. In order to reduce expenses and increase operational efficiency, the Company reduced the workforce by 34 employees and recorded restructuring charges for employee severance and benefits of $0.9 million. As of March 31, 2004, 9 employees had been terminated. The remaining $4.6 million of restructuring charges was for building lease obligations, which were vacated in fiscal 2002 and fiscal 2003 as explained in the following paragraphs. The vacated building lease obligations recorded as restructuring charges in fiscal 2003 and in fiscal 2002 included payments required under lease contracts, less estimated sublease income after the property has been abandoned. To determine the lease loss, certain assumptions were made related to (1) the time period over which the building will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The lease loss represents management’s estimate of time to sublease and actual sublease rates. In fiscal 2004, the Company recorded the additional $4.6 million charges primarily due to a decrease in estimated future sublease income.

In fiscal 2003, the Company entered into an agreement for outsourcing its San Jose, California manufacturing operations to Microelectronics Technology Inc. (“MTI”), the Company’s manufacturing partner in Taiwan. As a result of changes associated with this agreement, as well as reductions in workforce and consolidation of additional excess facilities, the Company recorded restructuring charges of $28.2 million in fiscal 2003. These restructuring charges consisted of $3.8 million for employee severance and benefits, $19.0 million for vacated building lease obligations, $0.6 million for legal costs, $3.3 million for transition costs related to outsourcing of the Company’s manufacturing operations as mentioned above and $4.0 million as a write off of manufacturing equipment in the Company’s San Jose, California location, related to the transfer of certain manufacturing operations to MTI. These restructuring costs were reduced by $2.5 million, which represented the amount reimbursable from MTI for the costs relating to the transfer of certain of the Company’s manufacturing assets to MTI. The severance and benefit charges of $3.8 million taken in fiscal 2003 were for a reduction in workforce of 176 employees, with reductions primarily affecting the manufacturing operations area due to the outsourcing of the Company’s San Jose, California manufacturing operations. As of June 30, 2003 all affected employees had been terminated.

During fiscal 2002, the telecommunications industry was severely impacted by the global economic downturn. In response to this downturn, the Company announced several restructuring programs in fiscal 2002 to reduce

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expenses and improve operational efficiency. These restructuring programs included consolidation of the U.S. manufacturing operations by relocating the Seattle, Washington operations to the San Jose, California facility, a worldwide reduction in workforce and a consolidation of additional excess facilities. Due to these actions, the Company recorded restructuring charges of $19.6 million during fiscal 2002. These consisted of $8.4 million for employee severance and benefits, $11.2 million for facility-related and other costs (including $8.6 million for vacated building lease obligations, $2.1 million for the loss on impairment of equipment, $0.1 million for legal costs and $0.4 million for the write off of goodwill). There were cumulative cash payments and non-cash expenses against this provision of $7.7 million and $2.5 million, respectively, resulting in an ending provision balance at March 31, 2002 of $9.4 million. The cash payments were related primarily to workforce reduction payments and the non-cash expenses were related primarily to equipment charges.

The following table summarizes the activity relating to restructuring charges for three years ended March 31, 2004 (in millions):

	Severance and Benefits	Facilities and Other	Total
Balance as of April 1, 2001	$—	$—	$—
Provision in fiscal 2002	8.4	11.2	19.6
Cash payments	(6.1)	(1.6)	(7.7)
Non-cash expenses	—	(2.5)	(2.5)

Balance as of March 31, 2002	$2.3	$7.1	$9.4
Provision in fiscal 2003	3.8	24.4	28.2
Cash payments	(4.6)	(7.3)	(11.9)
Non-cash expenses	—	(4.0)	(4.0)
Reimbursable transition costs	—	2.5	2.5

Balance as of March 31, 2003	$1.5	$22.7	$24.2
Provision in fiscal 2004	0.9	4.6	5.5
Cash payments	(1.3)	(5.6)	(6.9)

Balance as of March 31, 2004	$1.1	$21.7	$22.8

Current portion	$1.1	$3.2	$4.3
Long-term portion	$—	$18.5	$18.5

The remaining accrual balance of $22.8 as of March 31, 2004 is expected to be paid out in cash. The Company expects $4.3 million of the remaining accrual balance ($1.1 million of severance and benefits, $0.2 million of legal costs and $3.0 million of vacated building lease obligations) to be paid out in fiscal 2005 and vacated building lease obligations of $18.5 million to be paid out during fiscal 2006 through fiscal 2012.

Note 10. Receivable valuation charges.

In fiscal 2004 and fiscal 2003, the Company recorded an insignificant amount of receivable valuation charges. In fiscal 2002, the Company recorded a $5.0 million receivable valuation charge for uncollectible accounts receivable related to its customers in Argentina and Russia. Several of the Company’s U.S. CLEC customers filed for bankruptcy during fiscal 2002.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Write down of investments.

In fiscal 2004, there was no impairment loss on investments recorded by the Company. Impairment losses of $0.4 million were recorded in fiscal 2003 on the Company’s equity investments in marketable securities. The equity investments had been purchased for the promotion of business and strategic objectives, represented voting interests of less than 20% and are accordingly accounted for under the cost method. Equity investments in non-marketable securities are recorded at cost. There were impairment losses of approximately $7.9 million during fiscal 2002 on the Company’s equity investments in certain marketable and non-marketable securities. These losses consisted of a $3.4 million loss on equity investments in marketable securities and a $4.5 million loss on equity investments in non-marketable securities. The Company determined that the recorded value for these certain investments exceeded their fair value and that these impairments were other than temporary in nature.

Note 12. Commitments and Contingencies

The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under non-cancelable operating leases that expire at various periods through 2018. At March 31, 2004, future minimum payment obligations under these leases were as follows:

Years ending March 31,
(in thousands)
2005	$6,028
2006	5,722
2007	5,576
2008	5,784
2009	5,945
2010 and beyond	11,247

Future minimum lease payments (a)	$40,302

(a)	Future minimum lease payments include $21.5 million of lease obligations that have been accrued as restructuring charges as of March 31, 2004.

Rent expense under operating leases was $4.5 million for the year ended March 31, 2004, $5.5 million for the year ended March 31, 2003 and $6.0 million for the year ended March 31, 2002.

Legal Contingencies. The Company is a party to various legal proceedings that arise in the normal course of business. In the opinion of management, the ultimate disposition of these proceedings will not have a material adverse effect on its consolidated financial position, liquidity, or results of operations. See Note 7.

Contingencies in Manufacturing and Suppliers. Purchases for materials are highly dependent upon demand forecasts from the Company’s customers. Due to the uncertainty in demand from its customers, and in the telecommunications market in general, the Company may have to change, reschedule, or cancel purchases or purchase orders from its suppliers. These changes may lead to vendor cancellation charges on these purchase commitments.

Warranty. At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with its sales, recorded as a component of cost of sales. The Company’s standard warranty is generally for a period of 27 months from the date of sale if the customer uses the Company’s or their

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

approved installers to install the products, otherwise it is 15 months from the date of sale. The warranty accrual represents the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date.

The changes in the warranty reserve balances during the years ended March 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
	(in thousands)
Balance at the beginning of the year	$4,219	$4,674	$4,788
Additions related to current period sales	7,416	9,773	10,913
Warranty costs incurred in the current period	(7,207)	(10,123)	(11,878)
Adjustments to accruals related to prior period sales	(151)	(105)	851

Balance at the end of the year	$4,277	$4,219	$4,674

Note 13. Income Taxes

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

The domestic and foreign components of loss before provision for income taxes were as follows:

	Years ended March 31,
	2004	2003	2002
	(in thousands)
Domestic	$(29,897)	$(61,129)	$(161,010)
Foreign	(5,038)	9,497	(6,440)

	$(34,935)	$(51,632)	$(167,450)

The provision for income taxes consisted of the following:

	Years ended March 31,
	2004	2003	2002
	(in thousands)
Current:
Federal	$—	$(179)	$(1,776)
State	46	16	—
Foreign	344	1,829	1,924

Total current	390	1,666	148
Deferred- foreign	1,743	(1,743)	1,275

	$2,133	$(77)	$1,423

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

	Years ended March 31,
	2004	2003	2002
	(in thousands)
Expected tax benefit	$(12,227)	$(18,071)	$(58,608)
State taxes, net of Federal benefit	335	(1,823)	(7,393)
Change in valuation allowance	16,775	18,239	66,029
Foreign taxes	344	85	2,054
Other	(3,094)	1,493	(659)

	$2,133	$(77)	$1,423

The major components of the net deferred tax asset consisted of the following:

	March 31,
	2004	2003
	(in thousands)
Inventory write offs	$23,860	$34,454
Restructuring reserves	8,536	9,102
Warranty reserves	1,388	1,343
Bad debt reserves	827	2,300
Net operating loss carry forwards	123,740	92,679
Tax credits	12,740	12,377
Impairment of investments	8,404	8,879
Depreciation reserves	(758)	2,665
Other	6,288	6,195

	185,025	169,994
Less: Valuation allowance	(185,025)	(168,251)

Net deferred tax asset	$—	$1,743

The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized. In accordance with SFAS No. 109, “Accounting for Income Taxes”, the Company believes it is more likely than not that it will not fully realize these benefits and, accordingly, has continued to provide a valuation allowance for them.

At March 31, 2004, the Company had U.S. Federal and State net operating loss carry forwards available to offset future taxable income, if any, of approximately $339.0 million and $43.8 million, respectively. The net operating losses expire in various years through 2024. Tax credits include approximately $7.4 million of Federal minimum tax and State research credits that carry forward indefinitely. The remaining tax credits of $4.5 million are Federal and State credits that expire in various years through 2024. The Internal Revenue Code contains provisions that may limit the net operating loss and credit carry forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

Note 14. Common Stock

Stock Option Plans. In accordance with the provisions of SFAS No. 123 (“SFAS 123”), the Company has applied Accounting Principles Board Opinion No. 25, (“APB 25”), and related interpretations in accounting for its stock option plans, and has disclosed the summary of the pro forma effects on reported net loss and loss per share information for fiscal 2004, 2003, and 2002, based on the fair market value of the options granted at the grant date as prescribed by SFAS 123. See Note 1 for the proforma disclosure under SFAS 123.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s 1984 Stock Option Plan (the “1984 Plan”) provides for the grant of both incentive and nonqualified stock options to its key employees and certain independent contractors. Upon the adoption of its 1994 Stock Incentive Plan (“the 1994 Plan”), the Company terminated future grants under the 1984 Plan.

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

The 1994 Plan contains: (i) a discretionary grant program for key employees and consultants whereby options generally vest over five years and expire after 10 years, (ii) an automatic grant program for non-employee Board members, whereby options vest over three years and expire after 10 years, (iii) a salary reduction grant program under which key employees may elect to have a portion of their base salary reduced each year in return for stock options, (iv) a stock fee program under which the non-employee Board members may elect to apply all or a portion of their annual retainer fee to the acquisition of shares of Common Stock, and (v) a stock issuance program under which eligible individuals may be issued shares of Common Stock as a bonus tied to their performance of services or the Company’s attainment of financial milestones, or pursuant to their individual elections to receive such shares in lieu of base salary. The implementation and use of any of these equity incentive programs (other than the automatic grant program and the stock fee program) is within the sole discretion of the Company’s Compensation Committee of the Board of Directors.

In April 1996, the Company adopted the 1996 Non-Officer Employee Stock Option Plan (the “1996 Plan”). The 1996 Plan authorizes 1,000,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue to serve with the Company. The 1996 Plan will terminate on the date on which all shares available have been issued.

In November 1997, the Company adopted the 1998 Non-Officer Employee Stock Option Plan (the “1998 Plan”), which became effective on January 2, 1998. The 1998 Plan authorizes 500,000 shares of Common Stock to be reserved for issuance to non-officer key employees as an incentive to continue to serve with the Company. The 1998 Plan will terminate on the date on which all shares available have been issued.

The 1999 Stock Incentive Plan (the “1999 Incentive Plan”), approved by the Company’s stockholders in August 1999, provides for the issuance of stock options covering up to 2,500,000 shares of its Common Stock. In August 2001, the stockholders approved the reservation for issuance of 4,000,000 additional shares of Common Stock under the 1999 Incentive Plan. The 1999 Incentive Plan enables the Company to grant options as needed to retain and attract talented employees. Options generally vest over four years and expire after 10 years. The 1999 Plan will terminate on the date on which all shares available have been issued.

In August 2002, the shareholders approved the 2002 Stock Incentive Plan, which provides for the issuance of stock options and grants of the Company’s common stock covering up to 10,000,000 shares of its common stock. The purposes of the plan are to give the Company’s employees and others who perform substantial services for the Company an incentive, through ownership of its common stock. The plan permits the grant of

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

awards to the Company’s directors, officers, consultants and other employees. The awards may be granted subject to vesting schedules and restrictions on transfer. The 2002 Stock Incentive Plan also contains two separate equity incentive programs, (i) a non-employee director option program under which option grants will be made at specified intervals to non- employee directors of the Company’s board of directors and (ii) a non-employee director stock program under which non-employee directors of the Company’s board may elect to apply all or a portion of their annual retainer and meeting fees to the purchase of shares of the Company’s common stock. The 2002 Stock Incentive Plan will terminate in August 2009, unless previously terminated by the Company’s board of directors.

Stock option exchange program. On June 23, 2003, the Company filed a Schedule TO with the Securities and Exchange Commission in connection with its Option Exchange Program pursuant to which eligible employees had the opportunity to make a one-time election to exchange certain outstanding grants of stock options with exercise prices above $6.00 per share, for a predetermined smaller number of new stock options with a new vesting schedule. The new stock options were granted at the fair market value on the day of new grant, which was six months plus one day after the exchange options were cancelled. This Option Exchange Program was approved by the stockholders on July 15, 2003. On July 25, 2003, in accordance with the Option Exchange Program, the Company accepted and cancelled options to purchase 2,135,100 shares of its common stock and issued a promise to grant approximately 1,045,928 new options to participating employees. The new stock options were granted on January 29, 2004 at an exercise price of $5.36 per share.

At March 31, 2004, the Company had reserved 8,262,819 shares for future issuance under all stock options plans for which there were options available for grant.

The following table summarizes the Company’s stock option activity under all of its stock option plans:

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(shares in thousands)
Options outstanding at beginning of year	12,258	$8.57	7,777	$13.21	7,693	$14.74
Granted	4,581	4.60	5,383	2.04	2,130	6.27
Exercised	(189)	2.18	(17)	2.40	(298)	3.90
Expired or canceled	(3,475)	14.02	(885)	9.89	(1,748)	13.03

Options outstanding at end of year	13,175	$5.85	12,258	$8.57	7,777	$13.21

Exercisable at end of year	4,488		4,314		3,288
Weighted average fair value of options granted	$3.05		$1.40		$3.91

.STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes the stock options outstanding at March 31, 2004:

	Options Outstanding			Options Exercisable
Actual Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(shares in thousands)
$ 0.23 – 2.01	1,893	5.22	$1.99	809	$1.99
2.02 – 4.13	3,073	5.56	2.17	1,110	2.33
4.19 – 4.38	3,287	6.98	4.38	19	4.19
4.51 – 5.36	1,442	4.68	5.18	218	4.75
5.38 – 6.81	1,336	6.94	6.10	818	6.11
6.94 – 17.00	1,403	4.35	10.6	1,308	10.43
17.25 – 37.00	741	5.56	29.29	206	27.64

$ 0.23 – 37.00	13,175	5.79	$5.85	4,488	$6.61

Employee Stock Purchase Plans. The Company has an Employee Stock Purchase Plan which was adopted in June 1999 (the “1999 Purchase Plan”) under which all employees, subject to certain restrictions, may purchase Common Stock under the Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1999 Purchase Plan. The Company sold 343,222 shares in fiscal 2004, 409,044 shares in fiscal 2003, 318,227 shares in fiscal 2002, 111,441 shares in fiscal 2001 and 93,189 shares in fiscal 2000 under the 1999 Purchase Plan. As of March 31, 2004 there were approximately 1.7 million shares reserved for issuance under this plan.

Note 15. Benefit plans.

The Company has certain defined contribution plans for which the expense amounted to $0.4 million in fiscal 2004, $0.7 million in fiscal 2003 and $0.7 million in fiscal 2002. The Company’s contributions to the savings plan are based upon a certain percentage of the employees’ elected contributions.

Note 16. Operating Segment and Geographic Information

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about products, geographic information, and major customers. Operating segment information for fiscal 2004, 2003, and 2002 is presented in accordance with SFAS 131.

The Company is organized into two operating segments: Products and Services. The Chief Executive Officer (“CEO”) has been identified as the Chief Operating Decision-Maker as defined by SFAS 131. Resources are allocated to each of these groups using information on their revenues and operating profits before interest and taxes.

The Products operating segment includes the XP4™, Altium®, DXR® and Spectrum™ II digital microwave systems for digital transmission markets. The Company announced a new wireless platform consisting of an Intelligent Node Unit called Eclipse™ (“Eclipse”) in July 2003 and recorded customer revenue for this product by the end of fiscal 2004. The Company designs and develops the above products in Wellington, New Zealand and San Jose, California. Prior to June 30, 2002, the Company manufactured the XP4 and Altium family of digital microwave radio products in San Jose, California. In June 2002, the Company entered into an agreement

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

with Microelectronics Technology (MTI), a Taiwanese company for outsourcing of the Company’s XP4 and Altium products manufacturing operations. The Company manages the manufacturing of the DXR product family from Wellington, New Zealand, where most manufacturing takes place, except for a portion of the DXR product family that is outsourced. The Services operating segment includes, but is not limited to, installation, repair, spare parts, network design, path surveys, integration, and other revenues. The Company maintains regional service centers in Lanarkshire, Scotland and Clark Field, Pampanga, Philippines.

Operating segments generally do not sell products to each other, and accordingly, there are no significant inter-segment revenues to be reported. The Company does not allocate interest and taxes to operating segments. The accounting policies for each reporting segment are the same.

	Years ended March 31,
	2004	2003	2002
	(in thousands)
Products
Revenues	$129,093	$167,007	$201,564
Operating profit (loss)	(39,987)	(57,407)	(163,273)

Services and other
Revenues	28,255	30,697	27,280
Operating profit	5,442	6,513	3,248

Total
Revenues	$157,348	$197,704	$228,844
Operating profit (loss)	(34,545)	(50,894)	(160,025)

Revenues by product from unaffiliated customers for fiscal 2004, 2003, and 2002 are as follows:

	2004	2003	2002
	(in thousands)
XP4	$57,497	$76,930	$86,980
DXR	23,917	36,863	29,182
Altium	39,613	49,471	46,324
Eclipse	3,348	—	—
SPECTRUM II	29	2,478	37,642
Other Products	4,689	1,265	1,436

Total Products	$129,093	$167,007	$201,564
Total Services and other	28,255	30,697	27,280

Total Revenue	$157,348	$197,704	$228,844

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues by geographic region from unaffiliated customers for fiscal 2004, 2003, and 2002 are as follows:

	2004	2003	2002
	(in thousands)
Americas	$25,184	$28,269	$62,826
Europe	50,854	52,681	56,375
Middle East	16,416	15,138	14,770
Africa	35,529	32,558	21,471
China	935	5,857	36,805
Other Asia/Pacific	28,430	63,201	36,597

Total revenues	$157,348	$197,704	$228,844

Revenue in fiscal 2004 in from customers in Nigeria was $25.7 million or 16% of total revenue and revenue from customers in Thailand was below 10% of total revenue. Revenue in fiscal 2003 in Nigeria was $20.7 million or 10% of total revenue and revenue in Thailand was $22.6 million or 11% of total revenue. Revenue in Nigeria and Thailand for fiscal years 2002 was below 10% of total revenue.

Long-lived assets consisted primarily of property and equipment at March 31, 2004 and 2003. Net property and equipment by country was as follows:

	2004	2003
	(in thousands)
United States	$6,912	$8,822
United Kingdom	15,388	13,230
Other foreign countries	8,875	6,784

Net property and equipment	$31,175	$28,836

Note 17: Subsequent Event

On May 27, 2004, the Company borrowed $25 million on a long-term basis against its $35 million credit facility with a commercial bank. For further details regarding the $35 million credit facility see Note 8. This $25 million loan is payable in equal monthly installments of principal and interest over a period of four years. This loan is at a fixed interest rate of 6.38%.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Stratex Networks, Inc.

San Jose, California

We have audited the accompanying consolidated balance sheets of Stratex Networks, Inc. and subsidiaries (“the Company”) as of March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of March 31, 2002, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 22, 2002.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stratex Networks, Inc. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

May 27, 2004

The following report of Arthur Andersen LLP (“Andersen”) is a copy of the original report dated April 22, 2002, rendered on the fiscal 2002 and 2001 consolidated financial statements. The SEC has provided regulatory relief designed to allow public companies to dispense with the requirements to file a reissued report and consent of Andersen in certain circumstances. After reasonable efforts, we have not been able to obtain a reissued report or consent from Andersen.

Report of Independent Public Accountants

To DMC Stratex Networks:

We have audited the accompanying consolidated balance sheets of DMC Stratex Networks, Inc. (a Delaware corporation) and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ Arthur Andersen LLP

San Jose, California

April 22, 2002

Quarterly Financial Data (Unaudited)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2004 and 2003 are as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2004
Net sales	$35,967	$36,882	$40,250	$44,249
Gross profit (1)	7,346	7,063	6,099	7,649
Loss from operations	(3,496)	(6,858)	(9,577)	(14,614)
Net loss	(3,375)	(7,002)	(9,901)	(16,790)
Basic and diluted net loss per common share (2)	(0.04)	(0.08)	(0.12)	(0.20)

Market price range common stock (3)
High	$3.74	$5.00	$5.20	$6.85
Low	2.15	2.67	3.15	4.70
Quarter-end Close	3.12	3.85	4.30	5.35

Fiscal 2003
Net sales	$49,319	$52,560	$49,265	$46,560
Gross profit (1)	10,550	12,734	13,854	13,523
Loss from operations	(21,841)	(3,905)	(15,104)	(10,044)
Net loss	(22,863)	(4,415)	(16,164)	(8,113)
Basic and diluted net loss per common share (2)	(0.28)	(0.05)	(0.20)	(0.10)

Market price range common stock (3)
High	$5.44	$2.89	$3.97	$3.00
Low	2.01	1.17	1.00	2.03
Quarter-end Close	2.01	1.17	2.21	2.07

(1)	Gross profit is calculated by subtracting cost of sales from net sales
(2)	Earnings (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net loss per share will not necessarily equal the total for the year.
(3)	The Company’s common stock is traded on the Nasdaq National Market under the symbol STXN.

The Company has not paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future in order to retain earnings for use in its business. At March 31, 2004, there were approximately 388 stockholders of record.

Corporate Directory

Officers and senior executives who report to the CEO and other officers

Charles D. Kissner

Chairman of the Board and Chief Executive Officer

Carl A. Thomsen

Senior Vice President

Chief Financial Officer and Secretary

John C. Brandt

Vice President Finance

Carol A. Goudey

Corporate Treasurer and Assistant Secretary

Paul A. Kennard

Vice President of Product Development and

Chief Technical Officer

Ryan R. Panos

Vice President, Worldwide Sales and Service

Robert J. Schlaefli

Vice President, Global Operations

Directors

Richard C. Alberding

Executive Vice President (Retired)

Hewlett-Packard Company

John W. Combs

Former Chairman and Chief Executive Officer

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

Registrar and Transfer Agent

Mellon Investor Services LLC

San Francisco, California

Principal Subsidiaries

Stratex Networks (UK) Limited

Lanarkshire, Scotland

Stratex Networks do Brasil Ltda.

Sao Paulo, Brazil

Stratex Networks Mexico, S.A. de C.V.

Mexico D.F., Mexico

Stratex Networks (India) Private Limited

New Delhi, India

Stratex Networks (Philippines), Inc.

Makati City, Philippines

Stratex Networks (NZ) Limited

Wellington, New Zealand

DMC Stratex Networks (Africa) (Proprietary) Limited

Midrand, South Africa

Stratex Networks (S) Pte. Ltd.

Singapore

Stratex Networks (Thailand) Ltd.

Bangkok, Thailand

Stratex Networks Polska Spolka z.o.o

Warsaw, Poland

Corporate Headquarters

Stratex Networks, Inc.

120 Rose Orchard Way

San Jose, California 95134 USA

Sales and Service Offices

North America:

San Jose, California

Amesbury, Massachusetts

Gig Harbor, Washington

Satellite Beach, Florida

Central and South America:

Mexico City, Mexico

Santa Fe de Bogota, Colombia

Buenos Aires, Argentina

Sao Paulo, Brazil

Europe:

Solihull, England

Lanarkshire, Scotland

Freising, Germany

Warsaw, Poland

Aix en Provence, France

Lisbon, Portugal

Middle East:

Dubai, United Arab Emirates

Africa:

Midrand, South Africa

Lagos, Nigeria

Cape Town, South Africa

Asia/Pacific:

Singapore

Wellington, New Zealand

Beijing, China

Clark Special Economic Zone, Philippines

Metro Manila, Philippines

New Delhi, India

Melbourne, Australia

Bangkok, Thailand

Selangor, Malaysia

SEC Form 10-K

A copy of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to:

Stratex Networks, Inc.

Attn: Investor Relations

120 Rose Orchard Way

San Jose, California 95134

Cautionary Statements

This annual Report contains forward-looking statements concerning the Company’s goals, strategies, and expectations for business and financial results, which are based on current expectations, estimates, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. For a discussion of these risks and uncertainties, please refer to the Company’s Form 10-K filed May 27, 2004, with the Securities and Exchange Commission.