Form 10-K, Exhibit 13
period 2005-03-31
STRATEX NETWORKS INC
filed 2005-06-14
CIK 812703

Exhibit 13.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The discussions in this Annual Report should be read in conjunction with our accompanying consolidated Financial Statements and the related notes thereto. This Annual Report contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. All statements included or incorporated by reference in this Annual Report, other than statements that are purely historical, are forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions also identify forward looking statements. The forward looking statements in this Annual Report are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements and include, without limitation, statements regarding:

•	Our belief that the new Eclipse low capacity version E100 is key in maintaining the momentum of Eclipse because of its expansion of market size and its lower cost to build and that this will contribute greatly in improving our financial performance in fiscal year 2006;

•	Our belief that the order pipeline for Eclipse continues to be strong;

•	Our belief that our warranty accrual is adequate and that the judgment applied is appropriate;

•	Our expectation that cash usage in the first quarter of fiscal 2006 is to be in the range of $9.0 to $10.0 million;

•	Our expectation that cash usage is expected to decline in the second quarter of fiscal 2006, as losses are expected to decline;

•	Our belief that demand for the new Eclipse product line will continue to increase;

•	Our expectation that cash requirements for the product operating segment will continue to be primarily for working capital requirements, restructuring payments and research and development activities;

•	Our expectation that our gross margins will improve to about 22% to 23% in the first quarter of fiscal 2006;

•	Our expectation that our cash requirements for the next 12 months are primarily to fund operations, research and development, acquisitions, restructuring payments and capital expenditures;

•	Our expectation that the cash requirements for our service operating segment will continue to be primarily for labor costs and spare parts;

•	Our expectation that research and development expenses will decrease in fiscal 2006 because of the restructuring and cost reduction efforts initiated in the third quarter of fiscal 2005;

•	Our expectation that selling, general and administrative expenses will decrease in fiscal 2006 due to the cost reduction efforts initiated in fiscal 2005;

•	Our expectation that $4.6 million of the remaining accrual balance ($1.1 million of severance and benefits, $0.5 million of legal and other costs and $3.0 million of vacated building lease obligations) is to be paid out in fiscal 2006 and vacated building lease obligations of $18.1 million are to be paid out during fiscal 2007 through fiscal 2012;

•	Our plan to minimize our overall customer financing exposure by discounting receivables when possible, raising third party financing and arranging letters of credit; and

•	Our belief that we have the financial resources needed to meet our business requirements for the next 12 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

All forward looking statements included in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward looking statement or statements. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied in such forward looking statements. To review some of these risks as well as risks to our business in general, the cautionary statements and risk factors listed in our Annual Report and those listed from time to time in our Reports on Forms 10-Q and 8-K, including those contained in the section, “Factors That May Affect Future Financial Results,” beginning on page 18 in this Annual Report.

Business Overview

We design, manufacture, market and sell advanced wireless solutions for worldwide mobile and fixed telephone network interconnection and access. Since our founding in 1984, we have introduced a number of innovative products in the telecommunications market and have delivered wireless transmission systems for the transport of data, voice and video communication, including comprehensive service and support. We market our products primarily to mobile wireless carriers around the world. Our solutions also address the requirements of fixed wireless carriers, enterprises and government institutions that operate broadband wireless networks. We provide our customers with a broad product line, which contains products that operate using a variety of transmission frequencies, ranging from 0.3 GigaHertz (GHz) to 38 GHz, and a variety of transmission capacities, typically ranging from 64 Kilobits to 2OC-3 or 311 Megabits per second (Mbps). Our broad product line allows us to market and sell our products to service providers worldwide with varying interconnection and access requirements. We also sell our products to base station suppliers, who provide and install integrated systems to service providers, and to distributors, including value-added resellers (VARs) and agents. We have equipment installed in over 150 countries, and a significant percentage of our revenue is derived from sales outside the United States. Our revenues from sales of equipment and services outside the United States were 94% in fiscal 2005, 96% in fiscal 2004 and 95% in fiscal 2003.

In fiscal 2005, we focused our efforts and made good progress in transitioning from our legacy products to the Eclipse business model. Eclipse, which began commercial shipments in January 2004, is a wireless network transmission system enabling wireless network node configurations, supporting up to six independent radio traffic paths from a compact and highly modular Intelligent Node Unit. An integral high speed Time Division Multiplexing (TDM) bus architecture enables traffic routing between traffic paths by software, without local cabling. Eclipse nodes enable a reduction in the amount of equipment required to build a network, leading to cost savings, rapid installation and higher network reliability. In the fourth quarter of fiscal 2005, we began shipping the new Eclipse low capacity E100 version. We believe that this new E100 is key in maintaining the momentum of Eclipse because of its ability to address expanded market size and its lower cost to build. We believe that this will contribute greatly to improving our financial performance in fiscal year 2006.

Key fiscal year 2005 developments

Eclipse Ramp up. In fiscal 2005, we saw growing market acceptance of Eclipse. The order pipeline for Eclipse continues to be strong. The following table sets forth net sales data of Eclipse that we focus on to keep track of our progress in rolling out Eclipse:

	Q4 FY 2005	Q3 FY 2005	Q2 FY 2005	Q1 FY 2005	Fiscal 2004
	(in millions)
Net sales	$14.7	$12.2	$8.1	$4.6	$3.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Major reorganization and cost reduction. In the third quarter of fiscal 2005, we initiated a major reorganization and cost reduction plan which resulted in a reduction of our worldwide workforce by approximately 25%, outsourcing of manufacturing at our New Zealand and Cape Town locations, shut down of the Cape Town location and a reduction in engineering associated with our legacy products. We also made a decision to exit our sales and service offices in Argentina, Colombia and Brazil into independent distributors. As a result of these reductions and organizational changes, we recorded a charge for inventory write-downs of $2.6 million and charges for severance, lease obligations, fixed asset write-offs and related costs of $7.4 million in the third quarter of fiscal 2005.

Raised cash by issuance of common stock and drawing against an existing line of credit with a commercial bank. In order to meet our working capital requirements, we borrowed $25 million, on a long-term basis, against our $35 million revolving credit facility with a commercial bank in the first quarter of fiscal 2005. This loan is payable in equal monthly installments of principal plus interest over a period of four years. During the second quarter of fiscal 2005, we raised $22.9 million cash (net of expenses) by issuing shares of common stock. In connection with the closing of this sale of shares on September 24, 2004, we also issued 2,581,780 warrants to purchase up to 2,581,780 shares of the Company’s common stock at an exercise price of $2.95 per share as an incentive to invest in the Company. (See Note 11 to our consolidated financial statements).

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

Revenue Recognition. We recognize revenue pursuant to Staff Accounting Bulletin No. 104 (“SAB 104”) “Revenue Recognition”. Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that the arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

In accordance with SAB 104, revenues from product sales are generally recognized when title and risk of loss passes to the customer, except when product sales are combined with significant post-shipment installation services. Under this exception, revenue is deferred until such services have been performed. Installation service revenue is recognized when the related services are performed. Revenue from service obligations under maintenance contracts is deferred and recognized on a straight-line basis over the contractual period, which typically ranges from one to five years.

Provision for warranty. At the time revenue is recognized, we establish an accrual for estimated warranty expenses associated with our sales, recorded as a component of cost of sales. Our standard warranty is generally for a period of 27 months from the date of sale if the customer uses us or our approved installers to install the products; otherwise it is 15 months from the date of sale. The warranty accrual is made based on forecasted returns and average cost of repair. Forecasted returns are based on trended historical returns. While we believe that our warranty accrual is adequate and that the judgment applied is appropriate, such amounts estimated could

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

differ materially from what will actually transpire in the future. If our actual warranty costs are greater than the accrual, cost of sales will increase in the future. See Note 9 of our footnotes to financial statements for further details of our warranty accrual for fiscal years 2005, 2004 and 2003.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. We regularly monitor inventory quantities on hand and record a provision for excess and obsolete inventories based primarily on our estimated forecast of future product demand and production requirements. Inventory for all product lines in excess of nine months requirements is fully written-off, unless firm backlog exists, and we partially write down inventory in excess of three months for certain product lines. Included in cost of sales are inventory provisions of $2.9 million for fiscal 2005 and $0.5 million for 2003. We did not record any provisions for inventory in fiscal 2004. In fiscal 2004 and 2003, we realized a $0.5 million and a $2.1 million benefit, respectively, due to the sale of inventory that had been written off, due primarily to excess inventories not expected to be sold, in periods prior to fiscal year 2003. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of our inventory and our reported operating results. If actual market conditions are less favorable than our assumptions, additional provisions may be required. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of sales at the time of such determination. If our inventory is determined to be undervalued, we may have overstated our cost of sales in previous periods and would be required to recognize additional operating income at the time of sale.

We currently subcontract substantially all of our manufacturing. We provide our suppliers with a monthly six month forecast so they can secure long-lead parts in order to be able to meet forecast delivery schedules. We are generally obligated to pay for long-lead items purchased by our suppliers based on our forecasts. If actual demand of our products is below the projections, we may have excess inventory as a result of our purchase commitments for long lead-time components with our contract manufacturers. This would be recorded as additional provisions for excess inventory as a component of cost of sales.

Valuation of Long-Lived Assets. We have adopted Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS 121”), by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. We value assets based on the fair value of the asset. In fiscal 2005, we recorded an impairment loss on property and equipment of $0.9 million. In fiscal 2004, there was no impairment loss on Long-Lived Assets. During fiscal 2003, we recorded an impairment loss on property and equipment of $4.0 million that was recorded as part of restructuring charges.

Valuation of Intangible Assets. We account for intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. SFAS No. 142 requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We review our intangible assets, for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

In fiscal 2004, we acquired intangible assets of $2.4 million. We were amortizing these intangible assets over their estimated useful life of 18 months. During fiscal 2005, we reviewed our intangible assets for impairment and accelerated the amortization of the intangible assets as we concluded they were impaired. We amortized the entire balance of intangible assets in the third quarter of fiscal 2005.

Restructuring and Impairment Charges. Liability for costs associated with an exit or disposal activity is recognized when the liability is incurred in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). Prior to December 31, 2002 we have accounted for restructurings in accordance with EITF No. 94-3 and SAB No. 100, “Restructuring and Impairment Charges”. Under EITF 94-3, a liability for an exit cost was recognized at the date of our commitment to an exit plan. The restructuring accrual related to vacated properties was calculated net of estimated sublease income we expect to receive once we sublease the properties that have been vacated. To determine the lease loss, certain assumptions were made related to (1) the time period over which the buildings will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The lease loss represents management’s estimate of time to sublease and actual sublease rates. Sublease income is estimated based on current market quotes for similar properties. If we are unable to sublease these properties on a timely basis or if we are forced to sublease them at lower rates due to changes in market conditions, we would adjust the accrual accordingly. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized. In fiscal 2005 and fiscal 2004, we recorded restructuring charges of $2.3 million and $4.0 million, respectively, for building lease obligations that were vacated in fiscal 2003 and fiscal 2002 primarily due to a change in the estimate of sub lease income which was initially estimated at the time the buildings were vacated.

Provision for uncollectible receivables. In establishing the appropriate provisions for trade and long-term receivables due from customers, we make assumptions with respect to their future collectibility. Our assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and payment trends, including the aging of receivable balances. Generally, these individual credit assessments occur prior to the inception of the credit exposure and at regular reviews during the life of the exposure and consider:

•	a customer’s ability to meet and sustain their financial commitments;

•	a customer’s current and projected financial condition; and

•	the positive or negative effects of the current and projected industry outlook.

Deferred taxes. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. To the extent that our estimates regarding valuation allowance are understated, additional charges to income tax expense would be recorded in the period in which we determine such understatement. If our estimates are overstated, income tax benefits will be recognized when realized. In fiscal 2004, we wrote off $1.9 million of deferred assets in one tax jurisdiction as the prior estimate of projected future taxable income decreased in that year. As of March 31, 2005, we believe that all the deferred tax assets recorded on the balance sheet are not realizable in the foreseeable future and we have recorded a full valuation allowance accordingly. For details regarding our deferred tax assets please see Note 10 of our footnotes to the financials on our Annual Report filed on Form 10-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Results of Operations

Revenues

Net sales for fiscal 2005 increased to $180.3 million, compared to $157.3 million reported in fiscal 2004. This increase is partly due to increased sales of our new product, Eclipse, which began shipping in the fourth quarter of fiscal 2004. Eclipse sales accounted for $39.6 million, almost 22%, of our total revenue for fiscal 2005. Improved market condition was also one of the factors contributing to the increase of net sales in fiscal 2005 as compared to fiscal 2004. Capital spending in the telecommunications market showed a gradual improvement during fiscal 2005.

Net sales for fiscal 2004 decreased to $157.3 million, compared to $197.7 million reported in fiscal 2003. This decrease was primarily due to lower average selling prices due to competitive factors and lower demand for our products due to decreases in network deployment and capital spending by telecommunication carriers. We aggressively priced some of our orders in fiscal 2004 in order to maintain and establish our position in certain key markets in anticipation of the release of our new wireless platform, Eclipse. The impact of this aggressive pricing impacted our revenues and gross profit in the third and fourth quarters of fiscal 2004.

Revenue by geographic regions. The following table sets forth information on our geographic regions for the periods indicated (in thousands):

	Years ended March 31,
	2005	% of Total	2004	% of Total	2003	% of Total
Americas	$35,285	20%	$25,184	16%	$28,269	14%
Russia	35,456	20%	14,689	9%	14,097	7%
Other Europe	32,955	18%	36,165	23%	38,584	19%
Middle East	17,520	10%	16,416	11%	15,138	8%
Nigeria	10,081	6%	25,705	16%	21,047	11%
Other Africa	16,963	9%	9,824	6%	11,511	6%
Thailand	4,320	2%	3,079	2%	22,558	11%
Other Asia/Pacific	27,722	15%	26,286	17%	46,500	24%

Total Revenues	$180,302	100%	$157,348	100%	$197,704	100%

Net sales in fiscal 2005 compared to fiscal 2004 increased significantly in Russia, the Americas and Other Africa regions while decreasing significantly in Nigeria and Other Europe. The increase in net revenue in Russia was primarily due to increased sales to one customer in that region. The increase in net sales in the Americas from $25.2 million in fiscal 2004 to $35.3 million in fiscal 2005 was partly due to the increase in sales of our license exempt product line which we acquired in fiscal 2004 and partly due to securing a new customer in Latin America. Americas sales also increased due to an increase in sales to an existing customer who had shipments to the Americas region in fiscal 2005 versus no shipments in the Americas in fiscal 2004. The decrease in net sales in Nigeria from $25.7 million in fiscal 2004 to $10.1 million in fiscal 2005 was due to a decline in shipments to one customer as their network expansion project neared completion. Net sales in the Other Europe region decreased to $33.0 million in fiscal 2005 as compared to $36.2 million in fiscal 2004. Net sales to Poland in the Other Europe region increased significantly to $10.8 million in fiscal 2005 as compared to $5.9 million in fiscal 2004. This increase in sales to Poland was offset by a decrease in sales due to a declining customer base in the Other Europe region and lower sales in Eastern Europe.

Net sales in fiscal 2004 compared to fiscal 2003 decreased significantly in the Other Asia/Pacific region. Net sales in China were only $0.9 million as compared to $5.9 million in fiscal 2003 primarily because of the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

loss of a major customer in China. Revenue in the Thailand region in fiscal 2004 experienced a significant decline of 86% as compared to fiscal 2003 primarily due to the completion of several large network projects in Thailand in fiscal 2003, which did not repeat in fiscal 2004. Net sales to Thailand were only $3.1 million in fiscal 2004 as compared to $22.6 million in fiscal 2003. Other Europe region’s revenue made up the largest portion of total revenue and decreased slightly in fiscal 2004 as compared to fiscal 2003.

Orders and backlog. In fiscal 2005, we received $208.9 million in new orders as compared to $196.3 million in fiscal 2004. The backlog at March 31, 2005 was $69.7 million compared to $59.1 million at March 31, 2004. During fiscal 2004, we received $196.3 million in new orders compared to $190.3 million in fiscal 2003, representing an increase of approximately 3%.

The following table summarizes the number of our customers, each of whom accounted for more than 10% of our backlog as at the end of the year, along with the percentage of backlog they individually represent.

	Years ended March 31,
	2005		2004
Number of customers		2	3
Percentage of Backlog	1	3%, 12%	12%, 12%, 11%

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

Product operating segment. The revenue and operating income for the Product operating segment for the three years ended March 31 were as follows (in thousands):

	2005	% of Total	2004	% of Total	2003	% of Total
XP4	$64,125	42%	$57,497	44%	$76,930	46%
DXR	16,120	11%	23,917	18%	36,863	22%
Altium	23,985	16%	39,613	31%	49,471	30%
Eclipse	39,599	26%	3,348	3%	—	—
Other Products	7,787	5%	4,718	4%	3,743	2%

Total Revenue	$151,616		$129,093		$167,007
Operating Loss	$(47,064)	(31)%	$(39,987)	(31)%	$(57,407)	(34)%

Net product revenues increased from $129.1 million in fiscal 2004 to $151.6 million in fiscal 2005. This increase is due primarily to our new Eclipse product, which began shipping in the fourth quarter of fiscal 2004, which increased from $3.3 million in fiscal 2004 to $39.6 million in fiscal 2005. Our older Altium product line decreased from $39.6 million in fiscal 2004 to $24.0 million in fiscal 2004 as demand for this product was replaced with our new Eclipse product. The increase in net revenue for our XP4 product line from $57.5 million in fiscal 2004 to $64.1 million in fiscal 2005 is primarily due to an existing customer in Russia that is continuing to expand its network. The decrease in the net revenue of our DXR product line from $23.9 million in fiscal 2004 to $16.1 million in fiscal 2005 is due to lower demand for this product which is used in limited applications.

Operating loss of the product segment in fiscal 2005 as a percentage of net product segment revenue remained the same as compared to operating loss in fiscal 2004. Though product revenue increased substantially

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

in fiscal 2005 as compared to fiscal 2004, the operating loss did not decrease primarily due to the restructuring charges of $7.4 million and inventory valuation charges of $2.6 million recorded in fiscal 2005.

Total revenue from the product operating segment decreased from $167.0 million in fiscal 2003 to $129.1 million in fiscal 2004. Revenues of our XP4, DXR and Altium product line decreased significantly in fiscal 2004 as compared to fiscal 2003. This was partially offset by an increase in revenues resulting from the acquisition of Plessey Broadband Wireless and revenues from the initial shipments of our new product Eclipse in the fourth quarter of fiscal 2004. The decrease in product revenues was primarily due to lower shipments resulting from lower demand for our products in response to the slowdown in the economy, the completion of certain large projects in fiscal 2003, which did not repeat in fiscal 2004, and also due to lower average selling prices in fiscal 2004 as compared to fiscal 2003. As mentioned earlier, we aggressively priced some of our large customer projects in order to maintain and establish ourselves in certain markets in anticipation of the introduction of our new product Eclipse.

Though product revenue decreased significantly in fiscal 2004 as compared to fiscal 2003, the operating loss decreased substantially in fiscal 2004 as compared to fiscal 2003. Operating loss in fiscal 2004 decreased to $40.0 million in fiscal 2004 as compared to $57.4 million in fiscal 2003 primarily due to a reduction in our costs. See the discussion of our expenses in “Selling, General and Administrative” in the following paragraphs for further details on our reduction in costs.

The cash used for product operating segment was primarily due to operating losses incurred by that segment. The cash needs of this segment were also to fund research and development activities and restructuring payments. We also increased the inventory levels of our new product Eclipse in order to support its rollout in the market. We expect cash requirements for this segment to be primarily for working capital requirements, restructuring payments and research and development activities, although we expect cash usage to decline in the second half of fiscal 2006, as net losses are expected to decline.

We believe that demand for the new Eclipse product line will continue to increase and we expect our gross margins to improve to about 22 to 23% in the first quarter of fiscal 2006 due to better margins of the Eclipse product and lower manufacturing support costs due to the restructuring plan initiated in the third quarter of fiscal 2005.

Service Operating Segment. The revenue and operating income for the Service operating segment for the three years ended March 31 were as follows: (in thousands)

	2005	% of Revenue	2004	% of Revenue	2003	% of Revenue
Field Service revenue	$16,605		$15,404		$18,752
Operating income/(loss)	(516)	(3)%	665	4%	2,019	11%
Repair revenue	12,081		12,851		11,945
Operating income	3,859	32%	4,777	37%	4,494	38%

Total Service Revenue	$28,686		$28,255		$30,697
Total Operating income	$3,343	12%	$5,442	19%	$6,513	21%

Services revenue includes, but is not limited to, installation, network design, path surveys, integration and other revenues derived from the services we provide to our customers. In fiscal 2005, field service revenue increased to $16.6 million as compared to $15.4 million in fiscal 2004. Though the field service revenue increased in fiscal 2005 as compared to fiscal 2004 we incurred an operating loss in fiscal 2005 as compared to an operating income in fiscal 2004, primarily due to project delays resulting in higher costs and also due to costs

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

for modifying an installation for one of our major customers. In fiscal 2004, field service revenue decreased to $15.4 million as compared to $18.8 million in fiscal 2003 primarily because of lower product revenues in fiscal 2004 as compared to fiscal 2003. The operating income for field service revenue, as a percentage of service revenue, declined by 7% in fiscal 2004 as compared to fiscal 2003 also due to project delays in installation of our new product Eclipse for one of our major customer projects in South Asia which resulted in higher costs.

Repair revenue decreased slightly in fiscal 2005 to $12.1 million from $12.9 million in fiscal 2004. Operating income for the repair segment, as a percentage of repair revenue, for fiscal 2005 decreased to 32% from 37% in fiscal 2004 because of lower absorption of fixed costs due to lower revenues. Repair revenue increased slightly in fiscal 2004 to $12.9 million from $11.9 million in fiscal 2003. Operating income for the repair segment for fiscal 2004 also increased slightly compared to operating income in fiscal 2003.

The cash requirements in the service operating segment were primarily to purchase spare parts to provide repair services to our customers and for payment of labor expenses. We also paid cash to several third party vendors for helping us in the installation of our products. In fiscal 2005 and fiscal 2004, we purchased approximately $2.9 million and $4.4 million of spare parts, respectively. We expect the cash requirements for this segment to continue to be primarily for labor costs and spare parts.

Gross Profit

	Years ended March 31,
	2005	% of Net Sales	2004	% of Net Sales	2003	% of Net Sales
Net sales	$180,302	100.0%	$157,348	100.0%	$197,704	100.0%
Cost of sales	151,398	84.0	129,689	82.4	149,165	75.5
Inventory valuation charges (benefits)	2,581	1.4	(498)	(0.3)	(2,122)	(1.1)

Gross profit	$26,323	14.6%	$28,157	17.9%	$50,661	25.6%

Gross profit as a percentage of net sales decreased to 14.6% in fiscal 2005 compared to a gross profit of 17.9% in fiscal 2004. The gross profit for fiscal 2005 was negatively impacted by 1.4% due to inventory valuation charges of $2.6 million recorded in fiscal 2005. An inventory valuation benefit of $0.5 million was recorded in fiscal 2004. The inventory valuation charges were for excess inventories not expected to be sold and the inventory valuation benefit was from sale of excess inventories reserved in prior periods. Pricing had a negative impact of approximately 2% on the gross margin of fiscal 2005 as compared to the gross margin of fiscal 2004.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Research and Development

	Years ended March 31,
	2005	2004	2003
Research and development	$16,661	$17,151	$14,393
% of net sales	9.2%	10.9%	7.3%

In fiscal 2005, research and development expenses decreased to $16.7 million from $17.2 million in fiscal 2004. This decrease is primarily due to the shut down of our Cape Town, South Africa operations in the third quarter of fiscal 2005 as part of a restructuring plan and the reduced engineering expenses related to our legacy products. We expect research and development expenses to further decrease in fiscal 2006 because of the restructuring and cost reduction efforts initiated in the third quarter of fiscal 2005, although we plan to remain focused on our efforts to improve our Eclipse product line features and capabilities.

In fiscal 2004, research and development expenses increased to $17.2 million as compared to $14.4 million in fiscal 2003. This increase was primarily due to the inclusion of expenses of Plessey Broadband Wireless, which we acquired at the beginning of the third quarter of fiscal 2004, and an increase in material purchases and temporary services for prototype builds of our new product, Eclipse. As a percentage of sales, research and development expenses increased to 10.9% as compared to 7.3% in fiscal 2003.

Selling, General and Administrative

	Years ended March 31,
	2005	2004	2003
Selling, general and administrative	$44,379	$39,273	$58,922
% of net sales	24.6%	25.0%	29.8%

In fiscal 2005, selling, general and administrative expenses increased to $44.4 million from $39.3 million in fiscal 2004. This increase is due to higher third party agent commissions on sales of our products resulting from an increase in net sales, especially in the Asia/Pacific region, and higher receivable valuation charges. In fiscal 2005, we recorded a $1.1 million accrual for our receivables which are not collectible. In addition, the increase was due to the increased costs and audit fees for documentation and testing related to implementation of requirements of the Sarbanes-Oxley Act 2002. As a percentage of net sales, selling, general and administrative expenses declined to 24.6% in fiscal 2005 from 25.0% in fiscal 2004 primarily because the rate of increase in net sales exceeded the rate of increase in selling, general and administrative expenses.

We expect selling, general and administrative expenses to decrease slightly in fiscal 2006 due to the cost reduction efforts initiated in fiscal 2005.

Selling, general and administrative expenses decreased to $39.3 million in fiscal 2004 as compared to $58.9 million in fiscal 2003, a 33% decline. This decrease was primarily due to the cost reduction measures undertaken as part of a restructuring plan in fiscal 2003. This decrease was also due to lower third party agent commissions on sales of our products resulting from a decline in net sales, especially in the Asia/Pacific region where we use agents for the sale of our products. We also had notable reductions in insurance, advertising, communication and software maintenance costs. In addition, selling, general and administrative expenses decreased by $3.5 million due to a reduction in reserves in connection with the settlement of a legal claim that was reserved in fiscal 2003. Selling, general and administrative expenses for fiscal 2003 included $7.5 million recorded for preferential payments claims by trustee attorneys for our prior CLEC customers who declared bankruptcy in a prior year. As

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

a percentage of sales, selling, general and administrative expenses decreased to 25% in fiscal 2004 as compared to 29.8% in fiscal 2003. Though selling, general and administrative expenses decreased significantly in terms of absolute dollars, as a percentage of net sales, the decrease in selling, general and administrative expenses was not significant primarily because of lower net sales in fiscal 2004 as compared to fiscal 2003.

Restructuring Charges

	Years ended March 31,
	2005	2004	2003
Restructuring charges	$7,423	$5,488	$28,240
% of net sales	4.1%	3.5%	14.3%

In fiscal 2005, we recorded $7.4 million of restructuring charges. In order to reduce expenses and increase operational efficiency, we implemented a restructuring plan in the third quarter of fiscal 2005 which included the decision to shut down operations in Cape Town, South Africa, outsource the manufacturing at the New Zealand and Cape Town, South Africa locations and exit our sales and service offices in Argentina, Colombia and Brazil to independent distributors. As part of the restructuring plan, we reduced the workforce by 155 employees and recorded restructuring charges for employee severance and benefits of $4.0 million in the third quarter of fiscal 2005. In the third quarter of fiscal 2005, we also recorded $2.3 million for building lease obligations, $0.6 million for fixed asset write-offs and $0.5 million for legal and other costs. In the fourth quarter of fiscal 2005, we reversed $0.2 million of excess severance accrual. We also recorded an additional $0.2 million accrual for the write off of our fixed assets in our sales offices in Argentina and Colombia. The $2.3 million of restructuring charges recorded in fiscal 2005 for building lease obligation was for facilities which were vacated in fiscal 2002 and fiscal 2003 as explained in the following paragraphs. The vacated building lease obligations recorded as restructuring charges in fiscal 2002, fiscal 2003 and fiscal 2004 included payments required under lease contracts, less estimated sublease income after the property has been vacated. To determine the lease loss, certain assumptions were made related to (1) the time period over which the building will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The $2.3 million of charges for vacated building lease obligation recorded in fiscal 2005, were primarily due to a decrease in estimated future sublease income.

In fiscal 2004, we recorded $5.5 million of restructuring charges. We reduced the workforce by 34 employees and recorded restructuring charges for employee severance and benefits of $0.9 million. The remaining $4.6 million of restructuring charges was for building lease obligations, which were vacated in fiscal 2002 and fiscal 2003.

During fiscal 2003 and fiscal 2002, we announced several restructuring programs. These restructuring programs included the consolidation of excess facilities. Due to these actions, we recorded restructuring charges of $19.0 million in fiscal 2003 and $8.6 million in fiscal 2002 for vacated building lease obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following table summarizes the activity relating to restructuring charges for the three years ended March 31, 2005 (in millions):

	Severance and Benefits	Facilities and Other	Total
Balance as of April 1, 2002	$2.3	$7.1	$9.4
Provision in fiscal 2003	3.8	24.4	28.2
Cash payments	(4.6)	(7.3)	(11.9)
Non-cash expenses	—	(4.0)	(4.0)
Reimbursable transition costs	—	2.5	2.5

Balance as of March 31, 2003	1.5	22.7	24.2
Provision in fiscal 2004	0.9	4.6	5.5
Cash payments	(1.3)	(5.6)	(6.9)

Balance as of March 31, 2004	1.1	21.7	22.8
Provision in fiscal 2005	3.8	3.6	7.4
Cash payments	(3.8)	(4.0)	(7.8)
Non-cash expense		(0.6)	(0.6)
Reclassification of related rent accruals	—	1.2	1.2

Balance as of March 31, 2005	$1.1	$21.9	$23.0

Current portion	$1.1	$3.8	$4.9
Long-term portion	—	18.1	18.1

Of the remaining accrual balance of $23.0 as of March 31, 2005, $22.7 million is expected to be paid out in cash. We expect $4.6 million of the remaining accrual balance ($1.1 million of severance and benefits, $0.5 million of legal and other costs and $3.0 million of vacated building lease obligations) to be paid out in fiscal 2006 and vacated building lease obligations of $18.1 million to be paid out during fiscal 2007 through fiscal 2012.

Write Down of Investments and Other Assets. In fiscal 2005 and 2004, there was no impairment loss on our investments. Impairment losses of $0.4 million were recorded in fiscal 2003 on our equity investments in marketable securities. We determined that the recorded value for these certain investments exceeded their fair value and that these impairments were other than temporary in nature. Fair value for our publicly traded securities was estimated based upon recent and projected future valuations, taking into account the length of time the investments had previously been held at a loss. Fair value for our privately held investments was estimated using projected financial results and comparisons with other companies in similar industries.

Interest Income, Other Expenses, Net and Income Taxes

	Years ended March 31,
	2005	2004	2003
Interest income	$737	$886	$1,746
Interest expense	1,662	160	652
Other expenses, net	845	1,116	1,420
Provision (benefit) for income taxes	455	2,133	(77)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Interest income was $0.7 million in fiscal 2005 compared to $0.9 million in fiscal 2004. This decrease was primarily due to lower average cash balances in fiscal 2005 than in fiscal 2004. Interest income in fiscal 2004 decreased to $0.9 million from $1.7 million in fiscal 2003. This decrease was primarily due to lower average cash balances during fiscal 2004 as compared to fiscal 2003.

Interest expense increased to $1.7 million in fiscal 2005 as compared to $0.2 million in fiscal 2004 due to bank borrowings of $25 million under our credit facility in the first quarter of fiscal 2005 and also due to an increase in letters of credit discounting fees. Interest expense decreased to $0.2 million in fiscal 2004 as compared to $0.7 million in fiscal 2003 due to a decrease in letters of credit discounting fees resulting from decreased sales to the Asia/Pacific region where the sales are primarily paid through letters of credit.

Other expenses reduced to $0.8 million in fiscal 2005 as compared to $1.1 million in fiscal 2004 primarily because of lower cost of hedging for foreign currency exposure in fiscal 2005 as we reduced our exposure by capitalizing certain inter-company balances with foreign subsidiaries. Other expenses declined slightly to $1.1 million in fiscal 2004 as compared to $1.4 million in fiscal 2003.

In fiscal 2005, we recorded income tax provision of $0.5 million related to profits generated by certain foreign subsidiaries. In fiscal 2004, we wrote off $1.9 million of deferred tax assets relating to two of our foreign subsidiaries as it was more likely than not that we would not realize any benefit from these assets. We also recorded $0.2 million of income tax provision for our profitable foreign subsidiaries. We recorded a small income tax benefit in fiscal 2003.

Liquidity and Capital Resources

Net cash used for operating activities in fiscal 2005 was $35.6 million, compared to net cash used by operating activities of $27.4 million in fiscal 2004. The amount used in operating activities was due primarily to net losses, as adjusted to exclude non-cash charges. Other working capital uses of cash included significant increases in inventories and a significant decrease in accounts payable.

Inventories increased in fiscal 2005 by $1.5 million as compared to an increase in fiscal 2004 of $6.7 million. These increases are due, primarily, to the increased inventory levels necessary to support the continued rollout of the Eclipse product line.

Accounts receivable increased by $0.5 million in fiscal 2005 as compared to a $3.7 million increase in fiscal 2004. Accounts receivable increased in fiscal 2005 primarily because of higher sales levels.

Accounts payable decreased by $5.6 million in fiscal 2005 as compared to an increase of $15.0 million in fiscal 2004 primarily because of lower purchases of our legacy products which are reaching end of life status. This reduction was partially offset by an increase in purchases of our new product Eclipse.

Accrued liabilities increased by $6.0 million in fiscal 2005 as compared to a decrease of $3.4 million in fiscal 2004 primarily because of $3.7 million accrued for a volume discount customer and an increase in accruals for audit fees relating to work mandated by the Sarbanes-Oxley Act of 2002 for fiscal year 2005.

Net cash provided by investing activities in fiscal 2005 was $5.0 million, compared to net cash provided by investing activities of $14.7 million in fiscal 2004. Purchases of property and equipment were $7.4 million in fiscal 2005 compared to $10.5 million in fiscal 2004. The decrease in capital expenditures was primarily due to a reduction in the purchase of service parts to support our older product lines. In fiscal 2004 we were required to make a one time bulk purchase of service support parts for our Spectrum product line because our suppliers

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

notified us that they would not continue manufacturing this equipment, as it was not profitable for them to do so. In fiscal 2005, net proceeds from purchases and sales of investments were $12.4 million as compared to net proceeds of $27.8 million in fiscal 2004.

In fiscal 2004, we paid $2.6 million in cash to Tellumat (Pty) Ltd. for the acquisition of the net assets of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd.

Net cash provided by financing activities in fiscal 2005 was $43.8 million compared to $1.4 million in fiscal 2004. In the first quarter of fiscal 2005, we borrowed $25 million against our credit facility of $35 million with a commercial bank. We repaid $5.2 million of this loan in fiscal 2005. In addition, proceeds from the sale of common stock for fiscal 2005 included $22.9 million (net of expenses) raised by issuing 10,327,120 shares of common stock at a price of $2.36 per share and $1.1 million from the exercise of employee stock options and the employee stock purchase plan. Proceeds from the sale of common stock of $1.4 million in fiscal 2004 were entirely from the exercise of employee stock options and the employee stock purchase plan.

Cash requirements

Our cash requirements for the next 12 months are primarily to fund:

•	Operations

•	Research and development

•	Restructuring payments

•	Capital expenditures

•	Acquisitions

Commercial commitments

As of March 31, 2005, we had $2.5 million in standby letters of credit outstanding with several financial institutions to support bid and performance bonds issued to various customers. These letters of credit generally expire in fiscal 2006. Also, as of March 31, 2005, we had outstanding forward foreign exchange contracts in the aggregate amount of $47.7 million expiring within 6 months.

Contractual obligations

The following table provides information related to our contractual obligations:

Payments due (in thousands):

	Years ending March 31,
	2006	2007	2008	2009	2010	2011 & beyond	Total Obligations
Operating leases (a)	$5,795	$5,602	$5,810	$5,945	$6,110	$5,138	$34,400
Unconditional purchase obligations (b)	$40,170	—	—	—	—	—	$40,170
Long-term debt (c)	$6,250	$6,250	$6,250	$1,042	—	—	$19,792

(a)	Contractual cash obligations include $21.0 million of lease obligations that have been accrued as restructuring charges as of March 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(b)	We have firm purchase commitments with various suppliers as of end of March 2005. Actual expenditures will vary based upon the volume of the transactions and length of contractual service provided. In addition, the amounts paid under these arrangements may be less in the event that the arrangements are renegotiated or cancelled. Certain agreements provide for potential cancellation penalties. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We have made adequate provision for potential exposure related to inventory on order which may go unused.
(c)	See discussion of “repayment of long-term debt” in the following paragraphs.

Restructuring payments

Of the remaining restructuring accrual balance of $23.0 million as of March 31, 2005, $22.7 million is expected to be paid out in cash. We expect $4.6 million of the remaining accrual balance ($1.1 million of severance and benefits, $0.5 million of legal and other costs and $3.0 million of vacated building lease obligations) to be paid out in fiscal 2006 and vacated building lease obligations of $18.1 million to be paid out during fiscal 2007 through fiscal 2012.

Customer financing

In fiscal 2004, we granted extended terms of credit to some of our customers in order to position ourselves in certain markets and to promote opportunities for our new Eclipse product line. As of March 31, 2005 we have $0.9 million recorded as long-term accounts receivable due to these extended terms of credit granted to our customers. Although we may commit to provide customer financing to customers in order to position ourselves in certain markets, we remain focused on minimizing our overall customer financing exposures by discounting receivables when possible, raising third party financing and arranging letters of credit.

Repayment of long-term debt

In the first quarter of fiscal 2005, we borrowed $25 million on a long-term basis against our $35 million credit facility with a commercial bank. This loan is payable in equal monthly installments of principal plus interest over a period of four years. This loan is at a fixed interest rate of 6.38%. As part of the loan agreement, we have to maintain, as measured at the last day of each fiscal quarter, tangible net worth of at least $60 million plus 25% of net income, as determined in accordance with GAAP, for such quarter and all preceding quarters since December 31, 2003 (exclusive of losses). We also have to maintain, as measured at the last day of each calendar month, a ratio of (1) total unrestricted cash and cash equivalents plus short-term, marketable securities minus certain outstanding bank services divided by (2) the aggregate amount of outstanding borrowings and other obligations to the bank, of not less than 1.00 to 1.00. As of March 31, 2005 we were in compliance with these financial covenants of the loan. As of March 31, 2005 we had repaid $5.2 million of this loan.

Sources of cash:

At March 31, 2005, our principal sources of liquidity consisted of $48.7 million in cash and cash equivalents and short-term investments and $8.5 million available credit under our credit facility of $35 million with a major bank.

Available credit facility

On May 27, 2004 we borrowed $25 million on a long-term basis against our $35 million revolving credit facility with a commercial bank as mentioned above. Short-term borrowings under the remaining $8.5 million of available credit within the $10 million revolving credit portion of the initial $35 million credit facility will be at

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

the bank’s prime rate, which was 5.75% per annum at March 31, 2005, or LIBOR plus 2%. This facility is secured by our assets. In May 2005, the Company entered into an amendment to the existing Credit Facility Agreement with the commercial bank which expanded the amount of credit available under the facility and extended it to April 2007. Per the original agreement the amount of the revolving credit portion of the facility was restricted to $10 million. Under the amended terms, the total amount of revolving credit available was expanded to a total of $35 million less the outstanding balance of the long-term debt portion. The long-term debt portion of our credit facility was $19.3 million as of April 30, 2005. As the long-term debt portion is repaid, additional credit will be available under the revolving credit portion of the facility.

We used a significant amount of cash in fiscal 2005. We expect cash usage in the first quarter of fiscal 2006 to be in the range of $9.0 to $10.0 million, with most of this due to increased working capital requirements to support the higher first and second quarter anticipated demand for our Eclipse product and also for the quarterly repayment of our loan. Cash usage is expected to decline in the second half of fiscal 2006, as losses are expected to decline.

We believe that our available cash and cash equivalents at March 31, 2005 combined with anticipated receipts of outstanding accounts receivable and our revolving credit facility as explained above should be sufficient to meet our anticipated needs for working capital and capital expenditures through March 31, 2006.

Depending on the growth of our business, we may require additional financing which may not be available to us in the required time frame on commercially reasonable terms, if at all. However, we believe that we have the financial resources needed to meet our business requirements for at least the next 12 months.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk:

Exposure on Investments

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

The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio.

	Years ending March 31, (In thousands)
	2006	2007
Cash equivalents and short-term investments (a)	$39,752	$2,195
Weighted average interest rate	2.49%	2.87%

(a)	Does not include cash of $6.7 million held by foreign subsidiaries in bank checking and deposit accounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The primary objective of our short-term investment activities is to preserve principal while at the same time maximize yields, without significantly increasing risk. Our short-term investments are for fixed interest rates; therefore, changes in interest rates will not generate a gain or loss on these investments unless they are sold prior to maturity. Actual gains and losses due to the sale of our investments prior to maturity have been immaterial. Investments are generally not held for more than one year. The average days to maturity for investments held at March 31, 2005 was 58 days and had an average yield of 2.51% per annum. As of March 31, 2005, unrealized losses on investments were immaterial. The investments have been recorded at fair value on our balance sheet.

Exposure on Borrowings:

Any borrowings under our credit facility will be at a interest rate of the bank’s prime rate plus 2% or LIBOR plus 2%. As of March 31, 2005 we had $8.5 million of available credit. This credit facility was expanded in May 2005 to a total of $35 million less the outstanding balance of the long-term debt portion. The long-term debt portion of our credit facility was $19.3 million as of April 30, 2005. A hypothetical 10% change in interest rates would not have a material impact on our financial position, results of operations and cash flows.

Exchange Rate Risk:

We routinely use forward foreign exchange contracts to hedge our exposures related to the monetary assets and liabilities of our operations denominated in non-functional currencies. In addition, we enter into forward foreign exchange contracts to establish with certainty the U.S. dollar amount of anticipated transactions denominated in a foreign currency. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. At March 31, 2005 we held forward contracts in various currencies in the aggregate amount of $47.7 million primarily in Thai Baht, Euro and Polish Zloty. The unrealized gain on these contracts at March 31, 2005 was $0.1 million. Forward contracts are not available in certain currencies and are not purchased by us for certain other currencies due to the cost. The exchange rate changes in some of these currencies, such as the Nigerian Naira, could result in significant gains or losses in future periods.

Given our exposure to various transactions in foreign currencies, a change in foreign exchange rates would result in exchange gains and losses. As these exposures are generally covered by forward contracts, these exchange gains and losses would be offset by exchange gains and losses on the contracts designated as hedges against such exposures.

We do not enter into foreign currency transactions for trading or speculative purposes. We attempt to limit our exposure to credit risk by executing foreign contracts with high-quality financial institutions. A discussion of our accounting policies for derivative financial instruments is included in Note 2 to the consolidated financial statements.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

current expectations, and we assume no obligation to update this information. Numerous factors, could cause actual results to differ materially from those described in these statements, as well as harm business in general, including the following:

•	We have a history of losses, and we may not achieve or sustain profitability on a quarterly or annual basis;

•	Competition could harm our ability to maintain or improve our position in the market and could decrease our revenues;

•	Our average sales prices are declining;

•	If we do not successfully market our new product, Eclipse, our business would be harmed;

•	Because a significant amount of our revenues comes from a few customers, the termination of any of these customer relationships may harm our business;

•	Due to the significant volume of our international sales, we are susceptible to a number of political, economic and geographic risks that could harm our business;

•	If we fail to develop and maintain distribution relationships, our revenues may decrease;

•	Our industry is volatile and subject to frequent changes, and we may not be able to respond effectively or in a timely manner to these changes;

•	Acts of terrorism can negatively impact our revenues;

•	Consolidation within the telecommunications industry and among suppliers could decrease our revenues;

•	Our success depends on new product introductions and acceptance;

•	Our customers may not pay us in a timely manner, or at all, which would decrease our income and utilize our working capital;

•	We may need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations;

•	We may breach our covenants relating to our outstanding debt against our $35 million revolving credit facility with a commercial bank resulting in a secured creditor claim action against us by the bank;

•	The inability of our subcontractors to perform, or our key suppliers to manufacture and deliver materials, could cause our products to be produced in an untimely or unsatisfactory manner;

•	Negative changes in the capital markets available for telecommunications and mobile cellular projects may result in excess inventory, which we cannot sell or be required to sell at distressed prices, and may result in longer credit terms to our customers;

•	If we fail to manage our internal development or successfully integrate acquired businesses, we may not effectively manage our growth and our business may be harmed;

•	The unpredictability of our quarter-to-quarter results may harm the trading price of our common stock;

•	Because of intense competition for highly skilled candidates, we may not be able to recruit and retain qualified personnel;

•	If we are unable to protect our intellectual property rights adequately, we may be deprived of legal recourse against those who misappropriate our intellectual property;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

•	Defending against intellectual property infringement claims could be expensive and could disrupt our business;

•	If sufficient radio frequency spectrum is not allocated for use by our products, and we fail to obtain regulatory approval for our products, our ability to market our products may be restricted;

•	We may not successfully adapt to regulatory changes in our industry, which could significantly impact the operation of our business;

•	Our stock price may be volatile, which may lead to losses by investors; and

•	Changes in Accounting Standards for Share-Based Payments will reduce our future profitability.

For a more detailed discussion of these risks see Item 1. “Business—Factors That May Affect Future Financial Results” of our Annual report on Form 10-K for the fiscal year ended March 31, 2005. Prospective investors and stockholders should carefully consider the factors set forth in our Annual Report on Form 10-K.

SELECTED CONSOLIDATED FINANCIAL DATA

	Years ended March 31,
	2005	2004	2003	2002	2001
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net sales	$180,302	$157,348	$197,704	$228,844	$417,661
Net income (loss)	$(45,946)	$(37,068)	$(51,555)	$(168,873)	$(6,995)
Basic and diluted earnings (loss) per share	$(0.51)	$(0.44)	$(0.62)	$(2.13)	$(0.10)
Basic and diluted weighted average shares outstanding	89,634	83,364	82,548	79,166	73,391

	March 31,
	2005	2004	2003	2002	2001
	(in thousands, except number of employees)
Balance Sheet and other Data:
Total assets	$160,631	$163,244	$184,785	$214,117	$326,780
Long-term liabilities	$32,185	$20,311	$19,145	$6,675	—
Stockholders’ equity	$60,023	$81,182	$112,800	$167,457	$259,863
Total employees	456	617	587	760	1,184

STRATEX NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

	March 31,
	2005	2004
	(in thousands, except per share amounts)
Assets
Current Assets:
Cash and cash equivalents	$32,860	$21,626
Short-term investments	15,831	28,337
Accounts receivable, net of allowance of $2,769 in 2005 and $2,373 in 2004	35,084	34,295
Inventories	36,780	33,101
Other current assets	10,572	10,932

Total current assets	131,127	128,291

Property and Equipment:
Machinery and equipment	79,156	73,172
Land and buildings	7,550	7,550
Furniture and fixtures	5,575	5,344
Leasehold improvements	1,537	1,519

	93,818	87,585
Accumulated depreciation and amortization	(65,590)	(56,410)

Net property and equipment	28,228	31,175

Intangible assets, net	—	1,581
Other assets	1,276	2,197

Total Assets	$160,631	$163,244

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$34,472	$40,033
Short-term debt	6,250	—
Accrued liabilities	27,701	21,718

Total current liabilities	68,423	61,751
Long-term debt	13,542	—
Restructuring and other long-term liabilities	18,643	20,311

Total liabilities	100,608	82,062
Commitments and Contingencies (Note 9)
Stockholders’ Equity:
Preferred stock, $.01 par value; 5,000 shares authorized; none outstanding	—	—
Common stock, $.01 par value; 150,000 shares authorized, 94,918 and 84,048 shares issued and outstanding at March 31, 2005 and 2004, respectively	948	840
Additional paid-in capital	485,382	461,483
Accumulated deficit	(413,725)	(367,779)
Accumulated other comprehensive loss	(12,582)	(13,362)

Total stockholders’ equity	60,023	81,182

Total Liabilities and Stockholders’ Equity	$160,631	$163,244

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended March 31,
	2005	2004	2003
	(in thousands, except per share amounts)
Net Sales	$180,302	$157,348	$197,704
Cost of sales	151,398	129,689	149,165
Inventory and other valuation charges (benefit)	2,581	(498)	(2,122)

Gross profit	26,323	28,157	50,661

Operating Expenses:
Research and development	16,661	17,151	14,393
Selling, general and administrative	44,379	39,273	58,922
Amortization of intangible assets	1,581	790	—
Restructuring charges	7,423	5,488	28,240

Total operating expenses	70,044	62,702	101,555

Loss from operations	(43,721)	(34,545)	(50,894)
Other Income (Expense):
Interest income	737	886	1,746
Interest expense	(1,662)	(160)	(652)
Other expenses, net	(845)	(1,116)	(1,420)
Write down of investments	—	—	(412)

Total other expense, net	(1,770)	(390)	(738)

Loss before provision (benefit) for income taxes	(45,491)	(34,935)	(51,632)
Provision (benefit) for income taxes	455	2,133	(77)

Net Loss	$(45,946)	$(37,068)	$(51,555)

Basic and diluted net loss per share	$(0.51)	$(0.44)	$(0.62)

Shares used to compute basic and diluted net loss per share	89,634	83,364	82,548

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Years ended March 31, 2003, 2004 and 2005
	Common Shares	Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	(in thousands)
Balances March 31, 2002	82,314	$823	$456,087	$(279,156)	$(10,297)	$167,457

Components of comprehensive loss:
Net loss	—	—	—	(51,555)	—	(51,555)
Change in unrealized holding gain	—	—	—	—	194	194
Translation adjustment	—	—	—	—	(4,360)	(4,360)

Total comprehensive loss						(55,721)

Stock issued for options and purchase plan	434	4	1,060	—	—	1,064

Balances March 31, 2003	82,748	$827	$457,147	$(330,711)	$(14,463)	$112,800

Components of comprehensive income:
Net loss	—	—	—	(37,068)	—	(37,068)
Change in unrealized holding gain	—	—	—	—	20	20
Translation adjustment	—	—	—	—	1,081	1,081

Total comprehensive loss						(35,967)

Shares issued to Tellumat (Pty) Ltd for acquisition of net assets of Plessey Broadband Wireless	730	7	2,950	—	—	2,957
Stock issued for options and purchase plan	570	6	1,386	—	—	1,392

Balances March 31, 2004	84,048	$840	$461,483	$(367,779)	$(13,362)	$81,182

Components of comprehensive income:
Net loss	—	—	—	(45,946)	—	(45,946)
Change in unrealized holding gain	—	—	—	—	(58)	(58)
Translation adjustment	—	—	—	—	838	838

Total comprehensive loss						(45,166)

Sale of common stock, net of cash and non-cash (warrants) expenses of $1.4 million and $4.1 million, respectively (See note 11)	10,327	103	22,850	—	—	22,953
Stock issued for options and purchase plan	543	5	1,049	—	—	1,054

Balances March 31, 2005	94,918	$948	$485,382	$(413,725)	$(12,582)	$60,023

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2005	2004	2003
	(in thousands)
Cash Flows From Operating Activities:
Net loss	$(45,946)	$(37,068)	$(51,555)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	11,460	9,470	10,815
Impairment loss of investments and other assets	—	—	412
Non cash restructuring charges	928	—	4,045
Changes in assets and liabilities:
Accounts receivable	(530)	(3,721)	10,662
Inventories	(1,461)	(6,662)	6,079
Deferred taxes	—	—	(267)
Other assets	1,176	2,035	(1,304)
Accounts payable	(5,597)	14,960	2,789
Accrued liabilities	5,998	(3,416)	10,773
Long-term liabilities	(1,662)	(3,039)	12,470

Net cash provided by (used for) operating activities	(35,634)	(27,441)	4,919

Cash Flows From Investing Activities:
Purchase of available-for-sale securities	(83,275)	(220,983)	(343,229)
Proceeds from sale of available-for-sale securities	95,723	248,812	336,869
Purchase of property and equipment	(7,435)	(10,532)	(1,820)
Purchase of net assets of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd.	—	(2,578)	—

Net cash provided by (used for) investing activities	5,013	14,719	(8,180)

Cash Flows From Financing Activities:
Borrowings from banks	25,000	—	—
Repayment of bank borrowings	(5,208)	—	—
Proceeds from sale of common stock	24,007	1,392	1,064

Net cash provided by financing activities	43,799	1,392	1,064

Effect of exchange rate changes on cash	(1,944)	(1,080)	345

Net increase (decrease) in cash and cash equivalents	11,234	(12,410)	(1,852)
Cash and cash equivalents at beginning of year	21,626	34,036	35,888

Cash and cash equivalents at end of year	$32,860	$21,626	$34,036

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental Statements of Cash Flows Disclosures. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:

	Years ended March 31,
	2005	2004	2003
	(in thousands)
Interest paid	$1,781	$103	$430
Income taxes paid	$199	$274	$1,022

Supplemental Schedule of Non Cash Financing Activities:

	2005	2004	2003
	(in thousands)
Non-cash purchase consideration for the acquisition of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd. through the issuance of common stock	$—	$2,957	$—

Issuance of common stock warrants (See Note 11)	$4,122	$—	$—

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

The Company designs, manufactures and markets advanced wireless solutions for mobile applications and broadband access to enable the development of complex communications networks worldwide. The Company’s microwave radio products deliver data and voice across a full spectrum of network frequencies and capacities. The Company’s business is global in nature, supported by a worldwide sales and support organization. Stratex Networks, Inc., formerly known as DMC Stratex Networks, Inc. and Digital Microwave Corporation, was founded in January 1984.

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

Cash and Cash Equivalents. The Company generally considers all highly liquid debt instruments with a remaining maturity of three months or less at the time of purchase, to be cash equivalents. Auction rate preferred securities are classified as short term investments. Cash and cash equivalents consisted of cash, money market funds, and short-term securities as of March 31, 2005 and 2004.

Short-Term Investments. The Company invests its excess cash in high-quality and easily marketable instruments to ensure cash is readily available for use in current operations. Accordingly, all marketable securities are classified as “available-for-sale” in accordance with the provisions of the Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). At March 31, 2005, the Company’s available-for-sale securities had contractual maturities ranging from 1 month to 18 months, with a weighted average maturity of 58 days.

All investments are reported at fair market value with the related unrealized holding gains and losses reported as a component of stockholders’ equity. The realized gains on the sale of securities during fiscal 2005, 2004 and 2003 were insignificant. Realized gains (losses) are included in other expenses, net in the accompanying consolidated statement of operations.

The following is a summary of available-for-sale short-term investments as of March 31:

	2005
	Cost	Fair Value	Unrealized Holding Loss
	(in thousands)
Corporate notes	$749	$749	$—
Corporate and Government bonds	9,578	9,532	(46)
Auction rate preferred notes	5,550	5,550	—

Total	$15,877	$15,831	$(46)

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

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. Inventories consisted of:

	March 31,
	2005	2004
	(in thousands)
Raw materials	$11,065	$20,594
Work-in-process	488	1,719
Finished goods	25,227	10,788

	$36,780	$33,101

In the third quarter of fiscal 2005, the Company recorded inventory valuation charges of $2.6 million for excess inventories not expected to be sold. There were no inventory valuation charges recorded in fiscal 2004 and fiscal 2003. In fiscal 2004, the Company realized a $0.5 million benefit due to the sale of inventory that had been fully written reserved in prior periods as it was not expected to be sold. In fiscal 2003, the Company realized a $2.1 million benefit due to the sale of inventory that had been fully reserved in prior periods.

In fiscal 2005, the raw material and work in progress decreased significantly due to completion of the outsourcing of certain product lines during the year. The finished goods inventory also increased because of the same reason.

Property and Equipment. Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term.

Other Assets. Included in other assets as of March 31, 2005 are long-term deposits of $0.4 million for premises leased by the Company and $0.9 million for long-term accounts receivable. The long-term accounts receivable is due to the extended terms of credit granted by the Company to some of its customers in order to position itself favorably in certain markets.

As of March 31, 2004, other assets included deposits of $0.4 million for premises leased by the Company and $1.8 million for long-term accounts receivable.

Accumulated Other Comprehensive Income. SFAS No. 130, “Reporting Comprehensive Income,” (“SFAS 130”) establishes standards for reporting and display of comprehensive income (loss) and its components. SFAS 130 requires companies to report comprehensive income (loss), which includes unrealized holding gains and losses and other items that have previously been excluded from net income (loss) and reflected instead in stockholders’ equity. The Company’s comprehensive loss consists of net loss plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accumulated balances for each component of accumulated other comprehensive income (loss) are as follows:

	March 31,
	2005	2004
	(in thousands)
Unrealized holding loss on available-for-sale-securities	$(46)	$12
Cumulative foreign exchange translation adjustment	(12,536)	(13,374)

Accumulated other comprehensive loss	$(12,582)	$(13,362)

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

Gains and losses resulting from foreign exchange transactions and the costs of foreign currency contracts are included in other income (expense) in the accompanying consolidated statements of operations. Net foreign exchange losses of $0.6 million, $0.8 million and $0.8 million were recorded in fiscal 2005, fiscal 2004 and fiscal 2003, respectively.

Derivative Financial Instruments. In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), all derivatives are recorded on the balance sheet at fair value.

We manufacture and sell product internationally subjecting us to currency risk. Derivatives are employed to eliminate, reduce, or transfer selected foreign currency risks that can be identified and quantified. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. The Company’s policy is to hedge forecasted and actual foreign currency risk with forward contracts that expire within twelve months. Foreign currency contracts to hedge exposures are not available in certain currencies, such as the Nigerian Naira. Specifically, the Company hedges foreign currency risks relating to firmly committed backlog, open purchase orders and non-functional currency monetary assets and liabilities. Derivatives hedging non-functional currency monetary assets and liabilities are recorded on the balance sheet at fair value and changes in fair value are recognized currently in earnings.

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

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(“OCI”) until the revenue is recognized or the related purchases are recognized in cost of sales, at which time the changes are reclassified to revenue and cost of sales, respectively. All amounts accumulated in OCI at the end of the year will be reclassified to earnings within the next 12 months.

The following table summarizes the activity in OCI, with regard to the changes in fair value of derivative instruments, for fiscal 2005 and fiscal 2004 (in thousands):

	Twelve Months Ended March 31, 2005 Gains/(Losses)	Twelve Months Ended March 31, 2004 Gains/(Losses)
Beginning balance as of April 1	$23	$(56)
Net changes	644	677
Reclassifications to revenue	(526)	(542)
Reclassifications to cost of sales	(51)	(56)

Ending balance as of March 31	$90	$23

A loss of $0.2 million in each of the fiscal years ending 2005 and 2004, and a loss of $0.1 million in fiscal 2003 was recognized in other income and expense related to the exclusion of time value from effectiveness testing. A gain of $0.1 million was recognized in other income and expense in fiscal 2003 resulting from forecasted transactions that did not occur. The gain/loss resulting from forecasted transactions that did not occur in fiscal 2005 and fiscal 2004 was insignificant.

Revenue Recognition. The Company recognizes revenue pursuant to Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition”. Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that the arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

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

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, if the Company had elected to recognize compensation cost based on the fair market value of the options granted at grant date as prescribed, income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

	Years ended March 31,
	2005	2004	2003
	(in thousands, except per share amounts)
Net loss—as reported	$(45,946)	$(37,068)	$(51,555)
Less: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(11,630)	(9,961)	(13,449)

Net loss—pro forma	$(57,576)	$(47,029)	$(65,004)

Basic and diluted loss per share – as reported	$(0.51)	$(0.44)	$(0.62)
Basic and diluted loss per share – pro forma	$(0.64)	$(0.56)	$(0.79)

For purposes of pro forma disclosure under SFAS No. 123, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting period, using the multiple option method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended March 31,
	2005	2004	2003
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock volatility	96.8%	96.6%	96.3%
Risk-free interest rate	2.7 – 3.9%	2.2 – 3.3%	2.8 – 4.7%
Expected life of options from vest date	1.5 years	1.7 years	1.7 years
Forfeiture rate	Actual	Actual	Actual

The fair value of each share granted under the employee stock purchase plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended March 31,
	2005	2004	2003
Expected stock volatility	75.7%	89.6%	121.4%
Risk-free interest rate	1.6%	1.0%	1.5%
Expected life of options from vest date	0.3 years	0.2 years	0.3 years

The weighted average fair value of stock options granted during fiscal 2005, fiscal 2004 and fiscal 2003 was $1.53, $3.05 and $1.40 respectively.

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

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2005, there were 870,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2005. As of March 31, 2004, there were 2,399,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2004. As of March 31, 2003, there were 607,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2003.

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

Recent Accounting Pronouncements. In March 2005, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. Interpretation No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company is currently evaluating the provision and does not expect the adoption of this standard to have a material impact on its results of operations or financial condition.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides guidance on the implementation of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (see discussion below). In particular, SAB No. 107 provides key guidance related to valuation methods (including assumptions such as expected volatility and expected term), the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to the adoption of SFAS No. 123(R), the classification of compensation expense, capitalization of compensation cost related to share-based payment arrangements, first-time adoption of SFAS No. 123(R) in an interim period, and disclosures in Management’s Discussion and Analysis subsequent to the adoption of SFAS No. 123(R). SAB No. 107 became effective on March 29, 2005. The Company will apply the principles of SAB 107 in conjunction with its adoption of SFAS 123(R).

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (SFAS No. 123(R)). This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of stock options. SFAS 123(R) was to be effective for quarterly periods beginning after June 15, 2005, which is the Company’s first quarter of fiscal 2006. In April 2005, the SEC delayed the required compliance date for certain public companies to fiscal years beginning after June 15, 2005. Accordingly, the Company will be required to comply with FAS 123(R) in fiscal 2007. While the Company currently provides the pro forma disclosures required by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” on a quarterly basis (see “Note 2—Stock-Based Compensation”), it is currently evaluating the impact this statement will have on its consolidated financial statements.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires all companies to recognize a current-period charge for abnormal amounts of idle facility expense, freight, handling costs and wasted materials. This statement also requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP 109-1”) and FASB Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP 109-2”). FSP 109-1 clarifies the guidance in FASB Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”) that applies to the new deduction for qualified domestic production activities under the American Jobs Creation Act of 2004 (the “Act”). FSP 109-1 clarifies that the deduction should be accounted for as a special deduction under Statement 109, not as a tax-rate reduction, because the deduction is contingent on performing activities identified in the Act. As a result, companies qualifying for the special deduction will not have a one-time adjustment of deferred tax assets and liabilities in the period the Act is enacted. FSP 109-2 addresses the effect of the Act’s one-time deduction for qualifying repatriations of foreign earnings. FSP 109-2 allows additional time for companies to determine whether any foreign earnings will be repatriated under the Act’s one-time deduction for repatriated earnings and how the Act affects whether undistributed earnings continue to qualify for Statement 109’s exception from recognizing deferred tax liabilities. FSP 109-1 and FSP 109-2 were both effective upon issuance. The adoption of FSP 109-1 and FSP 109-2 did not have an impact on the Company’s financial statements for fiscal 2005.

In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” This issue addresses the determination of whether an investment is in-substance common stock and when to perform that evaluation, but does not address the determination of whether an investor has the ability to exercise significant influence over the operating and financial policies of the investee. The pronouncement was effective for fiscal periods beginning after September 15, 2004. For existing investments, the investor should make an initial determination as to whether the investment is in-substance common stock based on the circumstances existing as of the date of first application of this issue. The adoption of this standard did not have a material impact on the Company’s consolidated balance sheet or statement of operations.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-01”). EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under the Financial Accounting Standards Board (“FASB”) Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. For investments accounted for under FAS 115, the disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003. The adoption of this standard did not have a material impact on the Company’s consolidated balance sheet or statement of operations.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Acquired Intangible Assets

In fiscal 2004, the Company acquired the net assets of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd. (“Tellumat”) located in Cape Town, South Africa. As part of the purchase agreement the Company acquired $2.4 million of intangible assets. This $2.4 million of intangible assets has been assigned to intellectual property and was estimated to have a useful life of 18 months. In the third quarter of fiscal 2005, the Company accelerated amortization of the intangible assets due to the shut down of Cape Town operations and redesigning of the product acquired from Plessey Broadband Wireless. The Company amortized the entire balance of intangible assets and recorded $0.8 million in amortization expense in the third quarter of fiscal 2005.

Note 4. Concentration of Credit Risk

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

Accounts receivable concentrated with certain customers, primarily in the telecommunications industry and in certain geographic locations, may subject the Company to concentration of credit risk. As of March 31, 2005, no customer accounted for more than 10% of the accounts receivable balance. As of March 31, 2004, three customers accounted for 22%, 11% and 11%, of the accounts receivable balance, respectively.

The following table summarizes the number of our significant customers, each of whom accounted for more than 10% of our revenues, along with the percentage of revenues they individually represent.

	Years ended March 31,
	2005	2004	2003
Number of significant customers	1	1	2
Percentage of net sales	21%	19%	11%, 10%

The Company actively markets and sells products in Europe, Americas, Asia, Africa and Middle East. The Company performs on-going credit evaluations of its customers’ financial conditions and generally requires no collateral, although sales to Asia, Africa and the Middle East are primarily paid through letters of credit.

Note 5. Other Current Assets

Other current assets include the following (in thousands):

	March 31,
	2005	2004
	(in thousands)
Receivables from suppliers	$2,566	$3,886
Non-trade receivables	851	1,037
Prepaid expenses	5,615	4,730
Prepaid insurance	340	569
Tax refund	890	423
Other	310	287

	$10,572	$10,932

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prepaid expenses as on March 31, 2005 and March 31, 2004 included approximately $2.1 million and $0.7 million, respectively, of taxes recoverable by some of our subsidiaries from the local tax authorities. Prepaid expenses as on March 31, 2005 and March 31, 2004 also included installation costs of $1.3 million and $1.1 million, respectively, incurred for customers, which is being deferred because revenue related to these costs was deferred.

Note 6. Accrued Liabilities

Accrued liabilities included the following:

	March 31,
	2005	2004
	(in thousands)
Customer deposits	$1,822	$1,175
Accrued payroll and benefits	2,250	2,891
Accrued commissions	2,117	2,041
Accrued warranty	5,340	4,277
Accrued restructuring	4,902	4,255
Accrual for contingent liabilities	—	1,866
Accrual for customer discount	3,688	—
Other	7,582	5,213

	$27,701	$21,718

Accrual for contingent liabilities of $1.9 million at March 31, 2004 was for claims made by trustees for unsecured creditors in the bankruptcy proceedings of the Company’s prior competitive local exchange carrier (“CLEC”) customers. In July 2004, the Company reached a settlement on the claims for $1.6 million. The remaining $0.3 million of accrual was reversed in the second quarter of fiscal 2005 and is included in the selling general and administrative expenses on the income statement.

The accrual of $3.7 million for customer discount was for discount on certain volume levels reached by a customer. Accrued other as of March 31, 2005 increased due to an increase in audit fees relating to work mandated by the Sarbanes-Oxley Act of 2002.

Note 7. Long-term debt.

On May 27, 2004 the Company borrowed $25 million on a long-term basis against its $35 million credit facility with a commercial bank. This $25 million loan is payable in equal monthly installments of principal plus interest over a period of four years. This loan bears interest at a fixed interest rate of 6.38% per annum. Short-term borrowings under the available $8.5 million of credit under the $10 million revolving credit portion of the initial $35 million credit facility will be at the bank’s prime rate, which was 5.75% per annum at March 31, 2005, or LIBOR plus 2%. This facility is secured by the Company’s assets. As of March 31, 2005 the Company has repaid $5.2 million of the loan. As part of the loan agreement, there is a tangible net worth covenant and a liquidity ratio covenant. As of March 31, 2005 the Company was in compliance with these financial covenants of the loan.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At March 31, 2005, future long term debt payment obligations were as follows:

Years ending March 31,
(in thousands)
2006	$6,250
2007	6,250
2008	6,250
2009	1,042

Total	$19,792

In May 2005, the Company entered into an amendment to the existing Credit Facility Agreement it had with the bank which expanded the amount of credit available under the facility and extended it to April 2007. Per the original agreement the amount of the revolving credit portion of the facility was restricted to $10 million. Under the amended terms, the total amount of revolving credit available was expanded to a total of $35 million less the outstanding balance of the long-term debt portion. The long-term debt portion of our credit facility was $19.3 million as of April 30, 2005. As the long-term debt portion is repaid, additional credit will be available under the revolving credit portion of the facility.

As of March 31, 2005, the Company had $2.5 million in standby letters of credit outstanding with several financial institutions to support bid and performance bonds issued to various customers. These letters of credit generally expire in fiscal 2006.

Note 8. Restructuring charges.

In fiscal 2005, the Company recorded $7.4 million of restructuring charges. In order to reduce expenses and increase operational efficiency, the Company implemented a restructuring plan in the third quarter of fiscal 2005 which included the decision to shut down operations in Cape Town, South Africa, outsource the manufacturing at the New Zealand and Cape Town, South Africa locations and exit the sales and service offices in Argentina, Colombia and Brazil to independent distributors. As part of the restructuring plan, the Company reduced the workforce by 155 employees and recorded restructuring charges for employee severance and benefits of $4.0 million in the third quarter of fiscal 2005. In the third quarter of fiscal 2005, the Company also recorded $2.3 million for building lease obligations, $0.6 million for fixed asset write-offs and $0.5 million for legal and other costs. In the fourth quarter of fiscal 2005, the Company reversed $0.2 million of excess severance accrual. The Company also recorded an additional of $0.2 million accrual for the write off of fixed assets in the sales offices in Argentina and Colombia. The $2.3 million of restructuring charges recorded in fiscal 2005 for building lease obligation was for facilities which were vacated in fiscal 2002 and fiscal 2003 as explained in the following paragraphs. The vacated building lease obligations recorded as restructuring charges in fiscal 2002, fiscal 2003 and fiscal 2004 included payments required under lease contracts, less estimated sublease income after the property has been vacated. To determine the lease loss, certain assumptions were made related to (1) the time period over which the building will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The $2.3 million of charges for vacated building lease obligation recorded in fiscal 2005, were primarily due to a decrease in estimated future sublease income.

In fiscal 2004, the Company recorded $5.5 million of restructuring charges. The Company reduced the workforce by 34 employees and recorded restructuring charges for employee severance and benefits of $0.9 million. The remaining $4.6 million of restructuring charges was for building lease obligations, which the were vacated in fiscal 2002 and fiscal 2003.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During fiscal 2003 and fiscal 2002, the Company announced several restructuring programs. These restructuring programs included the consolidation of excess facilities. Due to these actions, the Company recorded restructuring charges of $19.0 million in fiscal 2003 and $8.6 million in fiscal 2002 for vacated building lease obligations.

The following table summarizes the activity relating to restructuring charges for the three years ended March 31, 2005 (in millions):

	Severance and Benefits	Facilities and Other	Total
Balance as of April 1, 2002	$2.3	$7.1	$9.4
Provision in fiscal 2003	3.8	24.4	28.2
Cash payments	(4.6)	(7.3)	(11.9)
Non-cash expenses	—	(4.0)	(4.0)
Reimbursable transition costs	—	2.5	2.5

Balance as of March 31, 2003	1.5	22.7	24.2
Provision in fiscal 2004	0.9	4.6	5.5
Cash payments	(1.3)	(5.6)	(6.9)

Balance as of March 31, 2004	1.1	21.7	22.8
Provision in fiscal 2005	3.8	3.6	7.4
Cash payments	(3.8)	(4.0)	(7.8)
Non-cash expense	—	(0.6)	(0.6)
Reclassification of related rent accruals	—	1.2	1.2

Balance as of March 31, 2005	$1.1	$21.9	$23.0

Current portion	$1.1	$3.8	$4.9
Long-term portion	$—	$18.1	$18.1

Of the remaining accrual balance of $23.0 as of March 31, 2005, $22.7 million is expected to be paid out in cash. The Company expects $4.6 million of the remaining accrual balance ($1.1 million of severance and benefits, $0.5 million of legal and other costs and $3.0 million of vacated building lease obligations) to be paid out in fiscal 2006 and vacated building lease obligations of $18.1 million to be paid out during fiscal 2007 through fiscal 2012.

Note 9. Commitments and Contingencies

The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under non-cancelable operating leases that expire at various periods through 2012. At March 31, 2005, future minimum payment obligations under these leases were as follows:

Years ending March 31,
(in thousands)
2006	$5,795
2007	5,602
2008	5,810
2009	5,945
2010	6,110
2011 and beyond	5,138

Future minimum lease payments (a)	$34,400

(a)	Future minimum lease payments include $21.0 million of lease obligations that have been accrued as restructuring charges as of March 31, 2005.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Rent expense under operating leases was $4.0 million for the year ended March 31, 2005, $4.5 million for the year ended March 31, 2004 and $5.5 million for the year ended March 31, 2003.

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

Warranty. At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with its sales, recorded as a component of cost of sales. The Company’s standard warranty is generally for a period of 27 months from the date of sale if the customer uses the Company’s or their approved installers to install the products, otherwise it is 15 months from the date of sale. The warranty accrual represents the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date.

The changes in the warranty reserve balances are as follows:

	Years Ended March 31,
	2005	2004	2003
	(in thousands)
Balance at the beginning of the year	$4,277	$4,219	$4,674
Additions related to current period sales	7,282	7,416	9,773
Warranty costs incurred in the current period	(5,227)	(7,207)	(10,123)
Adjustments to accruals related to prior period sales	(992)	(151)	(105)

Balance at the end of the year	$5,340	$4,277	$4,219

Note 10. Income Taxes

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

The domestic and foreign components of loss before provision for income taxes were as follows:

	Years ended March 31,
	2005	2004	2003
	(in thousands)
Domestic	$(34,780)	$(29,897)	$(61,129)
Foreign	(10,711)	(5,038)	9,497

	$(45,491)	$(34,935)	$(51,632)

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes consisted of the following:

	Years ended March 31,
	2005	2004	2003
	(in thousands)
Current:
Federal	$—	$—	$(179)
State	80	46	16
Foreign	375	344	1,829

Total current	455	390	1,666
Deferred-foreign	—	1,743	(1,743)

	$455	$2,133	$(77)

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

	Years ended March 31,
	2005	2004	2003
	(in thousands)
Expected tax benefit	$(15,808)	$(12,227)	$(18,071)
State taxes, net of Federal benefit	(565)	335	(1,823)
Change in valuation allowance	10,202	16,775	18,239
Foreign taxes	375	344	85
Other	6,251	(3,094)	1,493

	$455	$2,133	$(77)

The major components of the net deferred tax asset consisted of the following:

	March 31,
	2005	2004
	(in thousands)
Inventory write offs	$10,585	$23,860
Restructuring reserves	8,610	8,536
Warranty reserves	1,763	1,388
Bad debt reserves	1,007	827
Net operating loss carry forwards	147,370	123,740
Tax credits	12,650	12,740
Impairment of investments	8,404	8,404
Depreciation reserves	(300)	(758)
Other	5,137	6,288

	195,226	185,025
Less: Valuation allowance	(195,226)	(185,025)

Net deferred tax asset	$—	$—

The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized. In accordance with SFAS No. 109, “Accounting for Income Taxes”, the Company believes it is more likely than not that it will not fully realize these benefits and, accordingly, has continued to provide a valuation allowance for them. The valuation allowance increased by approximately $10.2 million during the year ended March 31, 2005.

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At March 31, 2005, the Company had U.S. Federal and State net operating loss carry forwards available to offset future taxable income, if any, of approximately $404.8 million and $88.1 million, respectively. The net operating losses expire in various years through 2025. Tax credits include approximately $8.7 million of Federal minimum tax and State research credits that carry forward indefinitely. The remaining tax credits of $5.3 million are Federal and State credits that expire in various years through 2025. The Internal Revenue Code contains provisions that may limit the net operating loss and credit carry forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

Undistributed earnings of the Company’s foreign subsidiaries are considered to be indefinitely reinvested and accordingly, no provision for federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries.

Note 11. Common Stock

Issue of Common Stock and Warrants

During the second quarter of fiscal 2005, the Company raised $22.9 million cash (net of expenses of $1.4 million) by issuing 10,327,120 shares of common stock at a price of $2.36 per share. In connection with the closing of this sale of shares on September 24, 2004, the Company issued 2,581,780 warrants to purchase up to 2,581,780 shares of the Company’s common stock at an exercise price of $2.95 per share as an incentive to invest in the Company. The warrants expire five years from the date of issue. The Company allocated $4.1 million of the sales price to the warrants based on the relative fair value of the warrants. The value of the warrants was determined using the Black-Scholes option-pricing model and the following weighted average assumptions: contractual term of five years from date of grant, risk free interest rate of 3.36%, volatility of 96.74%, and expected dividend yield of 0%.

Stock Option Plans. The Company grants options to employees under several stock option plans. The Company’s 1984 Stock Option Plan (the “1984 Plan”) provides for the grant of both incentive and nonqualified stock options to its key employees and certain independent contractors. Upon the adoption of its 1994 Stock Incentive Plan (“the 1994 Plan”), the Company terminated future grants under the 1984 Plan. The 1994 Stock Incentive Plan terminated in July 2004.

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

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2002, the shareholders approved the 2002 Stock Incentive Plan, which provides for the issuance of stock options and grants of the Company’s common stock covering up to 10,000,000 shares of its common stock. The purposes of the plan are to give the Company’s employees and others who perform substantial services for the Company an incentive, through ownership of its common stock. The plan permits the grant of awards to the Company’s directors, officers, consultants and other employees. The awards may be granted subject to vesting schedules and restrictions on transfer. The 2002 Stock Incentive Plan also contains two separate equity incentive programs, (i) a non-employee director option program under which option grants will be made at specified intervals to non- employee directors of the Company’s board of directors and (ii) a non-employee director stock program under which non-employee directors of the Company’s board may elect to apply all or a portion of their annual retainer and meeting fees to the purchase of shares of the Company’s common stock. The 2002 Stock Incentive Plan will terminate in August 2009, unless previously terminated by the Company’s board of directors.

At March 31, 2005, the Company had reserved 7,817,904 shares for future issuance under all stock options plans for which there were options available for grant.

In accordance with the provisions of SFAS No. 123 (“SFAS 123”), the Company has applied Accounting Principles Board Opinion No. 25, (“APB 25”), and related interpretations in accounting for its stock option plans, and has disclosed the summary of the pro forma effects on reported net loss and loss per share information for fiscal 2005, 2004, and 2003, based on the fair market value of the options granted at the grant date as prescribed by SFAS 123. See Note 2 for the proforma disclosure under SFAS 123.

The following table summarizes the Company’s stock option activity under all of its stock option plans:

	2005		2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(shares in thousands)
Options outstanding at beginning of year	13,175	$5.85	12,258	$8.57	7,777	$13.21
Granted	192	2.43	4,581	4.60	5,383	2.04
Exercised	(122)	2.06	(189)	2.18	(17)	2.40
Expired or canceled	(1,426)	4.40	(3,475)	14.02	(885)	9.89

Options outstanding at end of year	11,819	$6.01	13,175	$5.85	12,258	$8.57

Exercisable at end of year	6,955		4,488		4,314
Weighted average fair value of options granted	$1.53		$3.05		$1.40

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes the stock options outstanding at March 31, 2005:

	Options Outstanding			Options Exercisable
Actual Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(shares in thousands)
$ 0.23 – 2.01	1,666	4.22	$1.99	1,164	$1.99
2.02 – 2.05	2,375	4.71	2.05	1,395	2.05
2.11 – 4.38	3,315	5.75	4.18	1,053	4.06
4.51 – 5.36	1,242	3.62	5.19	818	5.15
5.38 – 6.94	1,187	5.92	6.11	992	6.12
7.03 – 14.63	1,184	3.01	9.95	1,183	9.95
16.38 – 37.00	850	4.90	27.59	350	24.05

$ 0.23 – 37.00	11,819	4.78	$6.01	6,955	$5.74

Employee Stock Purchase Plans. The Company has an Employee Stock Purchase Plan which was adopted in June 1999 (the “1999 Purchase Plan”) under which all employees, subject to certain restrictions, may purchase Common Stock under the Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1999 Purchase Plan. The Company sold 364,883 shares in fiscal 2005, 343,222 shares in fiscal 2004, 409,044 shares in fiscal 2003, 318,227 shares in fiscal 2002, 111,441 shares in fiscal 2001 and 93,189 shares in fiscal 2000 under the 1999 Purchase Plan. As of March 31, 2005 there were approximately 0.3 million shares reserved for issuance under this plan.

Note 12. Benefit plans.

The Company has certain defined contribution plans for which the expense amounted to $0.4 million in fiscal 2005, $0.4 million in fiscal 2004 and $0.7 million in fiscal 2003. The Company’s contributions to the savings plan are based upon a certain percentage of the employees’ elected contributions.

Note 13. Operating Segment and Geographic Information

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about products, geographic information, and major customers. Operating segment information for fiscal 2005, 2004, and 2003 is presented in accordance with SFAS 131.

The Company is organized into two operating segments: Products and Services. The Chief Executive Officer (“CEO”) has been identified as the Chief Operating Decision-Maker as defined by SFAS 131. Resources are allocated to each of these groups using information on their revenues and operating profits before interest and taxes.

The Products operating segment includes the Eclipse™, XP4™, Altium®, DXR® and Velox™ digital microwave systems for digital transmission markets. The Company began commercial shipments of a new wireless platform consisting of an Intelligent Node Unit and a radio element, which combined are called Eclipse™ (“Eclipse”), in January 2004. The Company designs and develops the above products in Wellington,

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New Zealand and San Jose, California. Prior to June 30, 2002, the Company manufactured the XP4 and Altium family of digital microwave radio products in San Jose, California. In June 2002, the Company entered into an agreement with Microelectronics Technology Inc. (MTI), a Taiwanese company, for outsourcing of the Company’s XP4 and Altium products manufacturing operations. In the third quarter of fiscal 2005, the Company outsourced its DXR manufacturing operations in New Zealand to GPC in Australia and Velox manufacturing operations in Cape Town, South Africa to Benchmark Electronics in Thailand.

On March 1, 2005, the Company entered into an exclusive licensing agreement with 2MG, Inc (also known as Radiolan) for its Bridgelink Orthogonal frequency-division multiplexing (“OFDM”) intellectual property. The product Bridgelink OFDM was introduced by the Company in May 2005.

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

	Years ended March 31,
	2005	2004	2003
	(in thousands)
Products
Revenues	$151,616	$129,093	$167,007
Operating loss	(47,064)	(39,987)	(57,407)
Services and other
Revenues	28,686	28,255	30,697
Operating profit	3,343	5,442	6,513
Total
Revenues	$180,302	$157,348	$197,704
Operating loss	(43,721)	(34,545)	(50,894)

Revenues by product from unaffiliated customers for fiscal 2005, 2004, and 2003 are as follows:

	2005	2004	2003
	(in thousands)
XP4	$64,125	$57,497	$76,930
DXR	16,120	23,917	36,863
Altium	23,985	39,613	49,471
Eclipse	39,599	3,348	—
Other Products	7,787	4,718	3,743

Total Products	$151,616	$129,093	$167,007
Total Services and other	28,686	28,255	30,697

Total Revenue	$180,302	$157,348	$197,704

STRATEX NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues by geographic region from unaffiliated customers for fiscal 2005, 2004, and 2003 are as follows:

	2005	2004	2003
	(in thousands)
United States	$11,446	$6,314	$10,563
Other Americas	23,839	18,870	17,706
Russia	35,456	14,689	14,097
Other Europe	32,955	36,165	38,584
Middle East	17,520	16,416	15,138
Nigeria	10,081	25,705	21,047
Other Africa	16,963	9,824	11,511
Thailand	4,320	3,079	22,558
Other Asia/Pacific	27,722	26,286	46,500

Total revenues	$180,302	$157,348	$197,704

Long-lived assets consisted primarily of property and equipment at March 31, 2005 and 2004. Net property and equipment by country was as follows:

	2005	2004
	(in thousands)
United States	$4,774	$6,912
United Kingdom	15,778	15,388
Other foreign countries	7,676	8,875

Net property and equipment	$28,228	$31,175

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Stratex Networks, Inc.

San Jose, California

We have audited the accompanying consolidated balance sheets of Stratex Networks, Inc. and subsidiaries (“the Company”) as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stratex Networks, Inc. and subsidiaries as of March 31, 2005 and 2004, and the results of their operations, stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 14, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

June 14, 2005

Quarterly Financial Data (Unaudited)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2005 and 2004 are as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2005
Net sales	$46,041	$43,615	$49,519	$41,127
Gross profit (1)	6,926	8,428	7,504	3,465
Loss from operations	(7,463)	(6,135)	(17,292)	(12,831)
Net loss	(7,984)	(6,778)	(17,934)	(13,250)
Basic and diluted net loss per common share (2)	(0.09)	(0.08)	(0.19)	(0.14)

Market price range common stock (3)
High	$5.19	$3.38	$2.40	$2.45
Low	2.40	1.98	1.65	1.45
Quarter-end Close	2.95	2.24	2.26	1.84

Fiscal 2004
Net sales	$35,967	$36,882	$40,250	$44,249
Gross profit (1)	7,346	7,063	6,099	7,649
Loss from operations	(3,496)	(6,858)	(9,577)	(14,614)
Net loss	(3,375)	(7,002)	(9,901)	(16,790)
Basic and diluted net loss per common share (2)	(0.04)	(0.08)	(0.12)	(0.20)

Market price range common stock (3)
High	$3.74	$5.00	$5.20	$6.85
Low	2.15	2.67	3.15	4.70
Quarter-end Close	3.12	3.85	4.30	5.35

(1)	Gross profit is calculated by subtracting cost of sales from net sales.
(2)	Earnings (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net loss per share will not necessarily equal the total for the year.
(3)	The Company’s common stock is traded on the Nasdaq National Market under the symbol STXN.

The Company has not paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future in order to retain earnings for use in its business. At March 31, 2005, there were approximately 395 stockholders of record.

CORPORATE DIRECTORY

Officers and Senior Executives Who Report to the CEO and other Officers

Charles D. Kissner

Chairman of the Board and Chief Executive Officer

Carl A. Thomsen

Senior Vice President

Chief Financial Officer and Secretary

John C. Brandt

Vice President, Global Operations

Larry M. Brittain

Vice President, Worldwide Sales and Service

Carol A. Goudey

Corporate Treasurer and Assistant Secretary

Paul A. Kennard

Vice President, Corporate Marketing and Chief Technical Officer

Juan B. Otero

General Counsel and Assistant Secretary

Gregory L. Overholtzer

Corporate Controller

Directors

Richard C. Alberding

Executive Vice President (Retired)

Hewlett-Packard Company

John W. Combs

Chief Executive Officer

Shortel, Inc.

Charles D. Kissner

Chairman of the Board and Chief Executive Officer

Dr. James D. Meindl, Ph.D.

Director

Microelectronics Research Center

Joseph M. Pettit Chair

Professor of Microelectronics

Georgia Institute of Technology

V. Frank Mendicino

Managing Director

Access Venture Partners

William A. Hasler

Vice-Chairman and Director

Aphton Corporation

Edward F. Thompson

Chief Financial Officer (Retired)

Amdahl Corporation

Independent Registered Public Accounting Firm

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

Geneva, Illinois

Central and South America:

Mexico City, Mexico

Europe:

Nuneaton, England

Lanarkshire, Scotland

Freising, Germany

Warsaw, Poland

Aix en Provence, France

Lisbon, Portugal

Zagreb, Croatia

Middle East:

Dubai, United Arab Emirates

Africa:

Midrand, South Africa

Lagos, Nigeria

Asia/Pacific:

Singapore

Wellington, New Zealand

Beijing, China

Clark Special Economic Zone, Philippines

Metro Manila, Philippines

New Delhi, India

Melbourne, Australia

Bangkok, Thailand

Selangor, Malaysia

SEC Form 10-K

A copy of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to:

Stratex Networks, Inc.

Attn: Investor Relations

120 Rose Orchard Way

San Jose, California 95134

Cautionary Statements

This Annual Report contains forward-looking statements concerning the Company’s goals, strategies, and expectations for business and financial results, which are based on current expectations, estimates, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. For a discussion of these risks and uncertainties, please refer to the Company’s Form 10-K filed June 14, 2005, with the Securities and Exchange Commission.