Form 10-K, Exhibit 13
period 2006-03-31
STRATEX NETWORKS INC
filed 2006-06-14
CIK 812703

Exhibit 13.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The discussions in this Annual Report should be read in conjunction with our accompanying consolidated Financial Statements and the related notes thereto. This Annual Report contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. All statements included or incorporated by reference in this Annual Report, other than statements that are purely historical, are forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “projects,” “assumes,” “forecasts,” variations of such words and similar expressions also identify forward looking statements. The forward looking statements in this Annual Report are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements and include, without limitation, statements regarding:
•	Our belief that we have accomplished these financial improvements mainly because of the success of the expanding Eclipse product line and due to the streamlining of operations by taking certain cost reduction measures over the past few years;

•	Our expectation that cash usage in fiscal 2007 will be constrained as our days sales outstanding (“DSO”) for receivables is expected to increase back to normal levels of 70 to 75 days;

•	Our belief that increase in revenue was primarily attributable to an increase in the demand for our product Eclipse due to wireless subscriber growth and growth in fixed wireless transmission infrastructures in developing countries as well as increased use of Eclipse in data transmission applications;

•	Our belief that global economic growth rates though modest also contributed to the increase in revenue;

•	Our belief that improved market conditions was also one of the factors contributing to the increase in net sales in fiscal 2005 as compared to fiscal 2004;

•	Our expectation that cash requirements for the product operating segment will continue to be primarily for working capital requirements, restructuring payments and research and capital expenditures;

•	Our expectation that the cash requirements for our service operating segment will continue to be primarily for labor costs and spare parts;

•	Our expectation that gross margins will improve further due to increase in sales of our Eclipse product line , which has higher margins as compared to our legacy product lines;

•	Our expectation that research and development expenses will increase in fiscal 2007 as compared to fiscal 2006 due to increases in salaries and related personnel expenses as well as modest increases in personnel employed in this area;

•	Our expectation that $3.4 million of the remaining restructuring accrual balance ($0.2 million of severance and benefits, $0.3 million of legal and other costs and $2.9 million of vacated building lease obligations) will be paid out in fiscal 2007 and vacated building lease obligations of $14.5 million will be paid out during fiscal 2008 through fiscal 2012.

•	Our belief that our warranty accrual is adequate and that the judgment applied is appropriate;

•	Our judgement regarding the valuation of deferred tax assets;

•	Our plan to minimize our overall customer financing exposure by discounting receivables when possible, raising third party financing and arranging letters of credit;

•	Our belief that our available cash and cash equivalents at March 31, 2006, cash generated from operations combined with our revolving credit facility should be sufficient to meet our anticipated needs for working capital and capital expenditures through March 31, 2007 and

•	Our belief that we have the financial resources needed to meet our business requirements for the next 12 months.
All forward looking statements included in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward looking statement or

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
statements. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied in such forward looking statements. To review some of these risks as well as risks to our business in general, please see the cautionary statements and risk factors listed in our Annual Report and those listed from time to time in our Reports on Forms 10-Q and
8-K, including those contained in “Critical accounting policies and estimates” beginning on page 3,” “Factors That May Affect Future Financial Results,” beginning on page 19 in this Annual Report and Item 1A. “Risk Factors” of our Annual report on Form 10-K for the fiscal year ended March 31, 2006.
Business Overview
We design, manufacture, market and sell advanced wireless solutions for worldwide mobile and fixed telephone network interconnection and access. Since our founding in 1984, we have introduced a number of innovative products in the telecommunications market and have delivered wireless transmission systems for the transport of data, voice and video communication, including comprehensive service and support. We market our products primarily to mobile wireless carriers around the world. Our solutions also address the requirements of fixed wireless carriers, enterprises and government institutions that operate broadband wireless networks. We provide our customers with a broad product line, which contains products that operate using a variety of transmission frequencies, ranging from 0.3 GigaHertz (GHz) to 38 GHz, and a variety of transmission capacities, typically ranging from 64 Kilobits to 2OC-3 or 311 Megabits per second (Mbps). Our broad product line allows us to market and sell our products to service providers worldwide with varying interconnection and access requirements. We also sell our products to agents, distributors and base station suppliers, who provide and install integrated systems to service providers. We have equipment installed in over 150 countries, and a significant percentage of our revenue is derived from sales outside the United States. Our revenues from sales of equipment and services outside the United States were 95% in fiscal 2006, 94% in fiscal 2005 and 96% in fiscal 2004.
In fiscal 2006, we continued to focus our efforts and made significant progress in transitioning from our legacy products to the Eclipse business model. We introduced some initial products as part of our plan to roll out the next generation of Eclipse products. Our results of operations improved significantly in fiscal 2006 as compared to fiscal 2005. We achieved key milestones that we had been focusing on as part of our strategic plan.
As indicated in the table below, our gross margins improved steadily in fiscal 2006. In the third and the fourth quarter of fiscal 2006 we reported net income as opposed to the net losses reported in the first two quarters of fiscal 2006.

	(in millions)
	Q4 FY 2006	Q3 FY 2006	Q2 FY 2006	Q1 FY 2006
Net income/(loss)	$3.3	$0.8	($2.3)	($4.2)
Gross Margin	30.7%	29.2%	26.8%	23.0%
We believe that we have accomplished these financial improvements mainly because of the success of the expanding Eclipse product line and due to the streamlining of operations by taking certain cost reduction measures over the past few years. Orders for Eclipse products were at $174.8 million in fiscal 2006, a 144% increase compared to the $71.7 million in orders in fiscal 2005. Revenue from Eclipse products in fiscal 2006 was $134.5 million as compared to $39.6 million in fiscal 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
In addition to the corporate achievements discussed above, the other significant events in fiscal 2006 were as follows:
Expanded the existing line of credit with a commercial bank from $35 million to $50 million and borrowed $20 million in March 2006 under this line of credit. In order to meet our increasing working capital requirements, we entered into an agreement with Silicon Valley Bank to expand our existing line of credit from $35 million to $50 million and extended the facility to an additional one year period through April 2008. We borrowed $20 million on March 1, 2006 under this facility at a fixed interest rate of 7.25 percent to be repaid over a period of four years.
Alcatel licensing agreement. In January 2006, we entered into a four year agreement with Alcatel to license certain Eclipse software and products to Alcatel. Please see “Revenue Recognition” below for additional details regarding this agreement.
Critical accounting policies and estimates
The preparation of our consolidated financial statements in accordance with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. Management bases its estimates and judgments on historical experience, market trends, and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.
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
In accordance with SAB 104, revenues from product sales are generally recognized when title and risk of loss passes to the customer and the above criteria are met, except when product sales are combined with significant post-shipment installation services. Under this exception, revenue is deferred until such services have been performed. Installation service revenue is recognized when the related services are performed. When sales are made under payment terms beyond the normal credit terms, revenue is recognized only when cash is collected from the customer unless the sale is covered by letters of credit or other bank guarantees. Revenue from service obligations under maintenance contracts is deferred and recognized on a straight-line basis over the contractual period, which is typically one year.
In fourth quarter of fiscal 2006, we entered into a four year agreement with Alcatel to license certain Eclipse software and products to Alcatel. Alcatel will pay us a license fee based on the dollar value of Alcatel’s quarterly purchases from our contract manufacturers. There is a minimum quarterly license fee that will be recognized as revenue in the fiscal quarter it is invoiced. License fees beyond the quarterly minimum will be recognized as revenue in the quarter when they are invoiced, due and payable.
Included in the agreement are certain additional support services that may be provided by us to Alcatel. In accordance with Emerging Issues Task Force (“EITF”) 00-21 “Revenue Arrangements with Multiple

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Deliverables” we determined that revenue related to these services should be recognized separately from the license fee and accordingly will be recognized when the services are performed.
Provision for warranty. At the time revenue is recognized, we establish an accrual for estimated warranty expenses associated with our sales, recorded as a component of cost of sales. Our standard warranty is generally for a period of 27 months from the date of sale if the customer uses us or our approved installers to install the products; otherwise it is 15 months from the date of sale. The warranty accrual is made based on forecasted returns and average cost of repair. Forecasted returns are based on trended historical returns. While we believe that our warranty accrual is adequate and that the judgment applied is appropriate, such amounts estimated could differ materially from what will actually transpire in the future. If our actual warranty costs are greater than the accrual, cost of sales will increase in the future. See Note 9 of our footnotes to financial statements for further details of our warranty accrual for fiscal years 2006, 2005 and 2004.
Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. We regularly monitor inventory quantities on hand and record a provision for excess and obsolete inventories based primarily on our forecast of future product demand and production requirements. Included in cost of sales are inventory provisions of $3.6 million for fiscal 2006 and $2.9 million for fiscal 2005. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could significantly impact the value of our inventory and our reported operating results. If actual market conditions are less favorable than our assumptions, additional provisions may be required. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of sales at the time of such determination. If our inventory is determined to be undervalued, we may have overstated our cost of sales in previous periods and would be required to report lower cost of sales in a future period.
We currently subcontract substantially all of our manufacturing. Each month we provide our suppliers with a six month forecast so they can secure long-lead parts in order to be able to meet forecast delivery schedules. We are generally obligated to pay for long-lead items purchased by our suppliers based on our forecasts. If actual demand of our products is below the projections, we may have excess inventory as a result of our purchase commitments for long lead-time components with our contract manufacturers. This would be recorded as additional provisions for excess inventory as a component of cost of sales.
Valuation of Long-Lived Assets. We account for impairment or disposal of long-lived assets in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS 121”), by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. We value assets based on the fair value of the asset. In fiscal 2005, we recorded an impairment loss on property and equipment of $0.9 million. In fiscal 2006, there was no impairment loss recorded on long-lived assets.
Valuation of Intangible Assets. We account for intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. SFAS No. 142 requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We review our intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.
In fiscal 2004, we acquired intangible assets of $2.4 million. We were amortizing these intangible assets over their estimated useful life of 18 months. During fiscal 2005, we reviewed our intangible assets for impairment and accelerated the amortization of the intangible assets as we concluded they were impaired. We amortized the entire balance of intangible assets in the third quarter of fiscal 2005. During fiscal 2006, we did not record any intangible assets.
Restructuring and Impairment Charges. Liability for costs associated with an exit or disposal activity is recognized when the liability is incurred in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). Prior to December 31, 2002 we have accounted for restructurings in accordance with Emerging Issues Task Force No. 94-3, ‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” or EITF No. 94-3 and SAB No. 100, “Restructuring and Impairment Charges”. Under EITF 94-3, a liability for an exit cost was recognized at the date of our commitment to an exit plan. The restructuring accrual related to vacated properties was calculated net of estimated sublease income we expect to receive once we sublease the properties that have been vacated. To determine the lease loss, certain assumptions were made related to (1) the time period over which the buildings will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The lease loss represents management’s estimate of time to sublease and actual sublease rates. Sublease income is estimated based on current market quotes for similar properties. If we are unable to sublease these properties on a timely basis or if we are forced to sublease them at lower rates due to changes in market conditions, we would adjust the accrual accordingly. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized. In fiscal 2005 and fiscal 2004 we recorded restructuring charges of $2.3 million and $4.0 million, respectively, for lease obligations related to buildings that were vacated in fiscal 2003 and fiscal 2002 primarily due to a change in the estimate of sublease income which was initially estimated at the time the buildings were vacated.
Provision for uncollectible receivables. In establishing the appropriate provisions for trade and long-term receivables due from customers, we make assumptions with respect to their future collectibility. Our assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and payment trends, including the aging of receivable balances. Generally, these individual credit assessments occur prior to the inception of the credit exposure and at regular reviews during the life of the exposure and consider:
•	a customer’s ability to meet and sustain their financial commitments;

•	a customer’s current and projected financial condition; and

•	the positive or negative effects of the customer’s current and projected industry outlook.
Deferred taxes. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. To the extent that our estimates regarding valuation allowance are understated, additional charges to income tax expense would be recorded in

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
the period in which we determine such understatement. If our estimates are overstated, income tax benefits will be recognized when realized. As of March 31, 2006, we believe that all the deferred tax assets recorded on the balance sheet are not realizable in the foreseeable future and we have recorded a full valuation allowance accordingly. For details regarding our deferred tax assets please see Note 10 of our footnotes to the Consolidated Financial Statements included in this Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations
Revenues
Net sales for fiscal 2006 increased to $230.9 million, compared to $180.3 million reported in fiscal 2005. We believe that this increase was primarily attributable to an increase in the demand for our newest Eclipse product line due to wireless subscriber growth and growth in fixed wireless transmission infrastructures in developing countries as well as increased sales for data applications as a result of the Eclipse product features which specifically address this market. We believe that global economic growth rates, though modest, also contributed to the increase in revenue.
Net sales for fiscal 2005 increased to $180.3 million, compared to $157.3 million reported in fiscal 2004. This increase was partly due to increased sales of our new Eclipse product line, which began shipping in the fourth quarter of fiscal 2004. Eclipse sales accounted for $39.6 million, almost 22%, of our total revenue for fiscal 2005. We believe that improved market conditions was also one of the factors contributing to the increase of net sales in fiscal 2005 as compared to fiscal 2004. Capital spending in the telecommunications market showed a gradual improvement during fiscal 2005.
Revenue by geographic regions. The following table sets forth information on our geographic regions for the periods indicated (in thousands):

	Years ended March 31,
		% of		% of		% of
	2006	Total	2005	Total	2004	Total

United States	$11,235	5%	$11,446	6%	$6,314	4%
Other Americas	23,676	10%	23,839	13%	18,870	12%
Russia	15,684	7%	35,456	20%	14,689	9%
Poland	25,905	11%	10,811	6%	5,896	4%
Other Europe	32,766	14%	22,144	12%	30,269	19%
Middle East	26,498	12%	17,520	10%	16,416	11%
Nigeria	19,090	8%	10,081	6%	25,705	16%
Other Africa	18,034	8%	16,963	9%	9,824	6%
Bangladesh	22,301	10%	1,637	1%	—	—
Other Asia/Pacific	35,703	15%	30,405	17%	29,365	19%

Total Revenues	$230,892	100%	$180,302	100%	$157,348	100%
Net sales in fiscal 2006 compared to net sales in fiscal 2005 increased significantly in Poland, Nigeria, Bangladesh, Middle East and Other Europe regions. This increase was partially offset by a significant decrease in revenue in the Russia region. Sales in Poland increased due to increased sales to an existing long-term customer and in part due to sales to a new customer. Net sales in the Middle East increased significantly mainly due to increased sales to one major customer in that region. Net sales to Nigeria in fiscal 2006 increased to $19.1 million as compared to $10.1 million in fiscal 2005 mainly due to network expansion by one major customer in that region. Revenue in Bangladesh increased significantly to $22.3 million in fiscal 2006 from $1.6 million in fiscal 2005 due to the rapid expansion of several networks in the region. Revenue in Thailand in Other Asia/Pacific region increased to $13.9 million in fiscal 2006 as compared to $4.3 million in fiscal 2005. The increase in revenue in Thailand was due to increased shipments to a major customer in that region and also due to recognition of revenue in the first quarter of fiscal 2006 of $4.4 million on one major sale of legacy equipment that had previously been deferred due to credit status. Net sales in Russia decreased in fiscal

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
2006 to $15.7 million from $35.5 million fiscal 2005 mainly because of reduced sales to one customer in that region.
Net sales in fiscal 2005 compared to fiscal 2004 increased significantly in Russia, the Americas, Poland and Other Africa regions while decreasing significantly in Nigeria and Other Europe regions. The increase in net revenue in Russia was primarily due to increased sales to one customer in that region. The increase in net sales in the Americas from $25.2 million in fiscal 2004 to $35.3 million in fiscal 2005 was partly due to the increase in sales of our license exempt product line we acquired in fiscal 2004 and partly due to securing a new customer in Latin America. Americas sales also increased due to sales to an existing customer who had no shipments in the Americas in fiscal 2004. The decrease in net sales in Nigeria from $25.7 million in fiscal 2004 to $10.1 million in fiscal 2005 was due to a decline in shipments to one customer as their network expansion project neared completion. Net sales in the Other Europe region decreased to $22.1 million in fiscal 2005 as compared to $30.3 million in fiscal 2004. Net sales to Poland increased significantly to $10.8 million in fiscal 2005 as compared to $5.9 million in fiscal 2004 due to increase in sales to an existing customer in that region. Sales in the Other Europe region decreased due to a declining customer base and lower sales in Eastern Europe.
Orders and backlog. In fiscal 2006, we received $255.9 million in new orders as compared to $ 208.9 million in fiscal 2005 and $196.3 million in fiscal 2004. The backlog at March 31, 2006 was $86.4 million compared to $69.7 million at March 31, 2005 and $59.1 million at March 31, 2004.
The following table summarizes the number of our customers, each of which accounted for more than 10% of our backlog as at the end of the year, along with the percentage of backlog they individually represent.

	Years ended March 31,
	2006	2005

Number of customers	3	2
Percentage of Backlog	12%, 11%, 10%	13%, 12%
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Product operating segment. The revenue and operating income for the Product operating segment for the three years ended March 31 were as follows (in thousands):

		% of		% of		% of
	2006	Total	2005	Total	2004	Total

Eclipse	$134,479	68%	$39,599	26%	$3,348	3%
XP4	19,417	10%	64,125	42%	57,497	44%
DXR	14,777	7%	16,120	11%	23,917	18%
Altium	19,730	10%	23,985	16%	39,613	31%
Other Products	9,785	5%	7,787	5%	4,718	4%

Total Revenue	$198,188		$151,616		$129,093
Operating Loss	$(3,692)	(1.9)%	$(47,064)	(31)%	$(39,987)	(31)%
Net product revenues increased to $198.2 million in fiscal 2006 from $151.6 million in fiscal 2005. This increase was primarily due to a significant increase in sales of Eclipse product line. Sales of Eclipse accounted for 68% of the total revenue, which increased from $39.6 million in fiscal 2005 to $134.5 million in fiscal 2006, a 240% increase. Sales of our older Altium, XP4 and DXR product lines decreased as demand for these products was replaced with our new Eclipse product line.
Operating loss from the product segment reduced significantly to $3.7 million in fiscal 2006 from $47.1 million in fiscal 2005. This was primarily due to improved gross margins on increased sales of our Eclipse product line. We believe that demand for the new Eclipse product line will continue to increase.
Net product revenues increased from $129.1 million in fiscal 2004 to $151.6 million in fiscal 2005. This increase is due primarily to our new Eclipse product line, which began shipping in the fourth quarter of fiscal 2004, and which increased from $3.3 million in fiscal 2004 to $39.6 million in fiscal 2005. Revenue from our older Altium product line decreased from $39.6 million in fiscal 2004 to $24.0 million in fiscal 2005 as demand for this product was replaced with our new Eclipse product line. The increase in net revenue for our XP4 product line from $57.5 million in fiscal 2004 to $64.1 million in fiscal 2005 is primarily due to an existing customer in Russia that was continuing to expand its network. The decrease in net revenue from our DXR product line from $23.9 million in fiscal 2004 to $16.1 million in fiscal 2005 was due to lower demand for this product which is used in limited applications.
The operating loss from the product segment in fiscal 2005 as a percentage of net product segment revenue remained the same as compared to the operating loss recorded in fiscal 2004. Though product revenue increased substantially in fiscal 2005 as compared to fiscal 2004, the operating loss did not decrease primarily due to the restructuring charges of $7.4 million and inventory valuation charges of $2.6 million recorded in fiscal 2005.
Cash used for the product operating segment was primarily due to operating losses incurred by that segment. The cash needs of this segment were also to fund research and development activities and restructuring payments. We also increased the inventory levels of our new product Eclipse in order to support its rollout in the market. We expect cash requirements for this segment to be primarily for working capital requirements, restructuring payments and research and development activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Service Operating Segment. The revenue and operating income for the Service operating segment for the three years ended March 31 were as follows: (in thousands)

		% of		% of		% of
	2006	Revenue	2005	Revenue	2004	Revenue

Field Service revenue	$20,545		$16,605		$15,404
Operating income/(loss)	1,116	5%	(516)	(3)%	665	4%

Repair revenue	12,159		12,081		12,851
Operating income	4,898	40%	3,859	32%	4,777	37%

Total Service Revenue	$32,704		$28,686		$28,255
Total Operating Income	$6,014	18%	$3,343	12%	$5,442	19%
Services revenue includes, but is not limited to, installation, network design, path surveys, integration and other revenues derived from the services we provide to our customers.
In fiscal 2006, field service revenue increased to $20.5 million as compared to $16.6 million in fiscal 2005 due to the increase in product revenues associated with field services. Operating income from field service revenue was $1.1 million in fiscal 2006 as compared to a loss of $0.5 million in fiscal 2005 due to fixed field service costs being spread over higher revenue levels. Repair revenue did not change significantly in fiscal 2006 as compared to fiscal 2005. Though repair revenue did not change significantly operating income improved as we reduced our expenses in this area.
In fiscal 2005, field service revenue increased to $16.6 million as compared to $15.4 million in fiscal 2004. Despite the increase, we incurred an operating loss in fiscal 2005 as compared to an operating income in fiscal 2004, primarily due to project delays resulting in higher costs and also due to costs for modifying an installation for a major customer. Repair revenue decreased slightly in fiscal 2005 to $12.1 million from $12.9 million in fiscal 2004. Operating income for the repair segment, as a percentage of repair revenue, for fiscal 2005 decreased to 32% from 37% in fiscal 2004 because of lower absorption of fixed costs due to lower revenues.
Cash used in the service operating segment was primarily to purchase spare parts to provide repair services to our customers and to pay labor expenses. We also paid cash to several third party vendors to help us install our products. In fiscal 2005 and fiscal 2004, we purchased approximately $2.9 million and $4.4 million of spare parts, respectively. We expect the cash requirements for this segment to continue to be primarily for labor costs and spare parts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Gross Profit

	Years ended March 31,
	(In Thousands)
		% of Net		% of Net		% of Net
	2006	Sales	2005	Sales	2004	Sales

Net sales	$230,892	100%	$180,302	100%	$157,348	100%
Cost of sales	167,303	72.5%	151,398	84.0%	129,689	82.4%
Inventory valuation charges (benefits)	—	—	2,581	1.4%	(498)	(0.3)%

Gross profit	$63,589	27.5%	$26,323	14.6%	$28,157	17.9%
Gross profit as a percentage of net sales increased to 27.5% in fiscal 2006 compared to a gross profit of 14.6% in fiscal 2005. This increase in gross profit was primarily due to a favorable product mix impact of approximately 5%. Higher sales of our Eclipse product line contributed significantly to the increase in gross margins. Lower costs had a favorable impact of approximately 12%. Pricing had an unfavorable impact of 5%. The gross profit of fiscal 2005 was negatively impacted by 1% due to inventory valuation charges of $2.6 million.
Gross profit as a percentage of net sales decreased to 14.6% in fiscal 2005 compared to a gross profit of 17.9% in fiscal 2004. The gross profit for fiscal 2005 was negatively impacted by 1% due to inventory valuation charges of $2.6 million recorded in fiscal 2005. An inventory valuation benefit of $0.5 million was recorded in fiscal 2004. The inventory valuation charges were for excess inventories not expected to be sold and the inventory valuation benefit was from sale of excess inventories reserved in prior periods. Pricing had a negative impact of approximately 2% on the gross margin of fiscal 2005 as compared to the gross margin of fiscal 2004. We expect gross margins to improve further in fiscal 2007 due to an increase in sales of our Eclipse product line which has higher margins as compared to our legacy product lines.
Research and Development

	Years ended March 31,
	(In Thousands)
	2006	2005	2004

Research and development	$14,475	$16,661	$17,151
% of net sales	6.3%	9.2%	10.9%
In fiscal 2006, research and development expenses decreased to $14.5 million from $16.7 million in fiscal 2005. This decrease was primarily due to the shut down of our Cape Town, South Africa operations in the third quarter of fiscal 2005 as part of a restructuring plan and the reduced engineering expenses related to our legacy products. We expect research and development expenses to increase in fiscal 2007 as compared to fiscal 2006 due to inflationary effects on salaries as well as limited personnel additions.
In fiscal 2005, research and development expenses decreased to $16.7 million from $17.2 million in fiscal 2004. This decrease was primarily due to shut down of the CapeTown South Africa operations as discussed above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Selling, General and Administrative

	Years ended March 31,
	(In Thousands)
	2006	2005	2004

Selling, general and administrative	$46,792	$44,379	$39,273
% of net sales	20.3%	24.6%	25.0%
In fiscal 2006, selling, general and administrative expenses increased to $46.8 million from $44.4 million in fiscal 2005. This increase was primarily due to higher third party agent commissions on sales of our products resulting from an increase in net sales, especially in the Asia/Pacific region. Net sales in the Asia/Pacific region in fiscal 2006 were $58.0 million as compared to $32.0 million in fiscal 2005. As a percentage of net sales, selling, general and administrative expenses declined to 20.3% in fiscal 2006 from 24.6% in fiscal 2005 primarily because of the increase in net sales.
In fiscal 2005, selling, general and administrative expenses increased to $44.4 million from $39.3 million in fiscal 2004. This increase was due to higher third party agent commissions on sales of our products resulting from an increase in net sales, especially in the Asia/Pacific region, and higher receivable valuation charges. In fiscal 2005, we recorded a $1.1 million accrual for our receivables which were deemed not collectible. In addition, we incurred increased costs and audit fees for documentation and testing related to implementation of requirements of the Sarbanes-Oxley Act 2002. As a percentage of net sales, selling, general and administrative expenses declined to 24.6% in fiscal 2005 from 25.0% in fiscal 2004 primarily because the rate of increase in net sales exceeded the rate of increase in selling, general and administrative expenses.
Restructuring Charges

	Years ended March 31,
	(In Thousands)
	2006	2005	2004

Restructuring charges	$—	$7,423	$5,488
% of net sales	—	4.1%	3.5%
We did not record any restructuring charges in fiscal 2006.
In fiscal 2005, we recorded $7.4 million of restructuring charges. In order to reduce expenses and increase operational efficiency, we implemented a restructuring plan in the third quarter of fiscal 2005 which included the decision to shut down operations in Cape Town, South Africa, outsource the manufacturing at the New Zealand and Cape Town, South Africa locations and exiting the sales and service offices in Argentina, Colombia and Brazil to independent distributors. As part of the restructuring plan, we reduced the workforce by 155 employees and recorded restructuring charges for employee severance and benefits of $3.8 million in fiscal 2005. We also recorded $2.3 million for building lease obligations, $0.8 million for fixed asset write-offs and $0.5 million for legal and other costs.
In fiscal 2004, we recorded $5.5 million of restructuring charges. We reduced the workforce by 34 employees and recorded restructuring charges for employee severance and benefits of $0.9 million. The remaining $4.6 million of restructuring charges was for building lease obligations, which were vacated in fiscal 2002 and fiscal 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
During fiscal 2003 and fiscal 2002, we announced several restructuring programs. These restructuring programs included the consolidation of excess facilities. Due to these actions, we recorded restructuring charges of $19.0 million in fiscal 2003 and $8.6 million in fiscal 2002 for vacated building lease obligations.
The following table summarizes the activity relating to restructuring charges for the three years ended March 31, 2006 (in millions):

	Severance	Facilities
	and Benefits	and Other	Total
Balance as of March 31, 2003	$1.5	$22.7	$24.2
Provision in fiscal 2004	0.9	4.6	5.5
Cash payments	(1.3)	(5.6)	(6.9)

Balance as of March 31, 2004	1.1	21.7	22.8
Provision in fiscal 2005	3.8	3.6	7.4
Cash payments	(3.8)	(4.0)	(7.8)
Non-cash expense	—	(0.6)	(0.6)
Reclassification of related rent accruals	—	1.2	1.2

Balance as of March 31, 2005	1.1	21.9	23.0
Provision in fiscal 2006	—	—	—
Cash payments	(1.2)	(3.6)	(4.8)
Reclassification	0.3	(0.6)	(0.3)

Balance as of March 31, 2006	$0.2	$17.7	$17.9

Current portion	$0.2	$3.2	$3.4
Long-term portion	—	14.5	14.5
The remaining accrual balance of $17.9 as of March 31, 2006 is expected to be paid out in cash. We expect $3.4 million of the remaining accrual balance ($0.2 million of severance and benefits, $0.3 million of legal and other costs and $2.9 million of vacated building lease obligations) to be paid out in fiscal 2007 and vacated building lease obligations of $14.5 million to be paid out during fiscal 2008 through fiscal 2012.
Interest Income, Interest Expense, Other Expenses

	Years ended March 31,
	(In Thousands)
	2006	2005	2004

Interest income	$1,111	$737	$886
Interest expense	2,227	1,662	160
Other expenses, net	1,927	845	1,116
Interest income was $1.1 million in fiscal 2006 compared to $0.7 million in fiscal 2005. The increase was primarily due to higher interest rates in fiscal 2006 as compared to those in fiscal 2005. Interest income in fiscal 2005 decreased to $0.7 million from $0.9 million in fiscal 2004. This decrease was primarily due to lower average cash balances during fiscal 2005 as compared to fiscal 2004.
Interest expense increased to $2.2 million in fiscal 2006 as compared to $1.7 million in fiscal 2005 primarily due to bank borrowings under our credit facility on May 27, 2004 and March 1, 2006. Interest expense increased to $1.7 million in fiscal 2005 as compared to $0.2 million in fiscal 2004 due to bank borrowings of $25 million under our credit facility in the first quarter of fiscal 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Other expenses net increased to $1.9 million in fiscal 2006 as compared to $0.8 million in fiscal 2005. This increase was primarily due to higher foreign currency exchange losses and an increase in the cost of hedging our foreign currency exposure risk. Other expenses reduced to $0.8 million in fiscal 2005 as compared to $1.1 million in fiscal 2004 primarily because of lower cost of hedging for foreign currency exposure in fiscal 2005 as we reduced our exposure by capitalizing certain intercompany balances with foreign subsidiaries.
Provision for Income Taxes

	Years ended March 31,
	(In Thousands)
	2006	2005	2004

Provision for income taxes	1,576	455	2,133
In fiscal 2006, we recorded income tax provision of $1.6 million as compared to a provision of $0.5 million in fiscal 2005. This increase in provision for income taxes was mainly due to an increase in taxable income of some of our foreign subsidiaries. Taxable income of our subsidiaries in Poland and Mexico increased significantly in fiscal 2006 as compared to fiscal 2005. Also, the number of subsidiaries with taxable income increased in fiscal 2006 as compared to fiscal 2005.
In fiscal 2005, we recorded an income tax provision of $0.5 million related to profits generated by certain foreign subsidiaries. In fiscal 2004, we wrote off $1.9 million of deferred tax assets relating to two of our foreign subsidiaries as it was more likely than not that we would not realize any benefit from these assets. We also recorded $0.2 million of income tax provision for our profitable foreign subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Liquidity and Capital Resources
Net cash used for operating activities in fiscal 2006 was $3.1 million, compared to net cash used by operating activities of $35.6 million in fiscal 2005. The discussion below related to changes in assets and liabilities excludes the impact of changes in foreign exchange rates. The amount used in operating activities was due to the recorded net loss, as adjusted to exclude non-cash charges and benefits and changes in working capital requirements, and a significant increase in accounts receivable, inventories and other assets.
Accounts receivable increased by $6.4 million in fiscal 2006 as compared to a $0.5 million increase in fiscal 2005 primarily because of higher sales levels.
Inventories increased in fiscal 2006 by $6.4 million as compared to an increase in fiscal 2005 of $1.5 million. The increase in inventories was primarily due to increased inventory levels to support the higher orders in fiscal 2006. As mentioned earlier, our backlog at the end of fiscal 2006 was $86.4 million as compared to $69.7 million at the end of fiscal 2005.
Accounts payable increased by $4.2 million in fiscal 2006 as compared to a decrease of $5.6 million in fiscal 2005 primarily because of higher inventory purchases to support higher sales level in fiscal 2006 and forecast for the first quarter of fiscal 2007 as compared to the first quarter of fiscal 2006.
Accrued liabilities increased by $3.7 million in fiscal 2006 as compared to an increase of $6.0 million in fiscal 2005. This was primarily due to an increase in accrued agent commissions in the Asia/ Pacific region, customer deposits and accrued customer credits.
Long term liabilities decreased by $3.6 million due to restructuring payments primarily related to long term lease obligations.
Net cash used by investing activities in fiscal 2006 was $1.0 million, compared to net cash provided by investing activities of $5.0 million in fiscal 2005. Purchases of property and equipment were $3.5 million in fiscal 2006 compared to $7.4 million in fiscal 2005. The decrease in capital expenditures was primarily due to a reduction in the purchase of service parts to support our older product lines. In fiscal 2004 we were required to make a one time bulk purchase of service support parts for our Spectrum product line because our suppliers notified us that they would not continue manufacturing this equipment, as it was not profitable for them to do so. In fiscal 2006, net proceeds from purchases and sales of investments were $2.6 million as compared to net proceeds of $12.4 million in fiscal 2005.
Net cash provided by financing activities in fiscal 2006 was $16.2 million compared to $43.8 million in fiscal 2005. In the third quarter of fiscal 2006, we borrowed $13 million against our credit facility with a commercial bank. This loan was repaid in the fourth quarter of fiscal 2006. In the fourth quarter of fiscal 2006, we borrowed $20 million against our credit facility with a commercial bank. In fiscal 2006, we repaid $6.3 million of a $25 million borrowing from the same bank which was taken in the first quarter of fiscal 2005. Proceeds from the exercise of employee stock options and our employee stock purchase plan in fiscal 2006 was $2.5 million.
As mentioned above, we borrowed $25 million against our credit facility of $35 million with a commercial bank in the first quarter of fiscal 2005. We repaid $5.2 million of this loan in fiscal 2005. In addition, proceeds from the sale of common stock for fiscal 2005 included $22.9 million (net of expenses) raised by issuing 10,327,120 shares of common stock at a price of $2.36 per share and $1.1 million from the exercise of employee stock options and the employee stock purchase plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Cash requirements
Our cash requirements for the next 12 months are primarily to fund:
▪	Operations

▪	Research and development

▪	Restructuring payments

▪	Capital expenditures

▪	Acquisitions
          Commercial commitments
As of March 31, 2006, we had $6.7 million in standby letters of credit outstanding with several financial institutions to support bid and performance bonds issued to various customers. These letters of credit generally expire in fiscal 2007. As of March 31, 2006, we had outstanding forward foreign exchange contracts in the aggregate amount of $31.3 million expiring within 2 months. Also, as of March 31, 2006, we had $0.4 million of cash received in advance from one of our customer which was restricted.
          Contractual obligations
The following table provides information related to our contractual obligations:

Payments due (in thousands):
Years ending March 31,
						2012 &	Total
	2007	2008	2009	2010	2011	beyond	Obligations
Operating leases (a)	$6,403	$6,654	$6,787	$6,913	$5,766	$855	$33,378
Unconditional purchase obligations (b)	$42,044	—	—	—	—	—	$42,044
Long-term debt (c)	$11,250	$11,250	$6,041	$5,000	—	—	$33,541

(a)	Contractual cash obligations include $17.4 million of lease obligations that have been accrued as restructuring charges as of March 31, 2006.

(b)	We have firm purchase commitments with various suppliers as of end of March 2006. Actual expenditures will vary based upon the volume of the transactions and length of contractual service provided. In addition, the amounts paid under these arrangements may be less in the event that the arrangements are renegotiated or cancelled. Certain agreements provide for potential cancellation penalties. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We believe we have made adequate provisions for potential exposure related to inventory purchases for orders that may not be utilized.

(c)	See discussion of “repayment of long-term debt” in the following paragraphs.
          Restructuring payments
The remaining accrual balance of $17.9 million as of March 31, 2006, is expected to be paid out in cash. The Company expects $3.4 million of the remaining accrual balance ($0.2 million of severance and benefits, $0.3 million of legal and other costs and $2.9 million of vacated building lease obligations) to be paid out in fiscal 2007 and vacated building lease obligations of $14.5 million to be paid out during fiscal 2008 through fiscal 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          Customer financing
In fiscal 2004, we granted extended terms of credit beyond 12 months to several of our customers in order to position ourselves in certain markets and to promote opportunities for our new Eclipse product line. As of March 31, 2006 we have $0.2 million recorded as long-term accounts receivable due to these extended terms of credit granted to our customers. Although we may commit to provide customer financing to customers in order to position ourselves in certain markets, we remain focused on minimizing our overall customer financing exposures by discounting receivables when possible, raising third party financing and arranging letters of credit.
          Repayment of long-term debt
In the first quarter of fiscal 2005 we borrowed $25 million on a long-term basis against our $35 million secured revolving credit facility with a commercial bank. This loan is payable in equal monthly installments of principal plus interest over a period of four years. The loan is at a fixed interest rate of 6.38%. As of March 31, 2006 we had repaid $11.5 million of this loan.
In the fourth quarter of fiscal 2006, we increased the amount of our credit facility with the bank from $35 million to $50 million and extended the facility for a further one year term to April 30, 2008. We also borrowed an additional $20 million on a long-term basis under the facility with the bank. This loan is payable in equal monthly installments of principal plus interest over a period of four years. The loan is at a fixed interest rate of 7.25%. As of March 31, 2006, no principal had been repaid under the loan.
As part of the credit facility agreement, we have to maintain, as measured at the last day of each fiscal quarter, tangible net worth of at least $54 million plus (1) 25% of net income, as determined in accordance with GAAP (exclusive of losses) and (2) 50% of any increase to net worth due to subordinated debt or net equity proceeds from either public or private offerings (exclusive of issuances of stock under our employee benefit plans) for such quarter and all preceding quarters since December 31, 2005. We also have to maintain, as measured at the last day of each fiscal month, a ratio of (1) total unrestricted cash and cash equivalents plus short-term and long-term marketable securities plus 25% of all accounts receivable due to us minus certain outstanding bank services and reserve for foreign currency contract transactions divided by (2) the aggregate amount of outstanding borrowings and other obligations to the bank, of not less than 1.00 to 1.00 for each month end through May 31, 2006 and 1.25 to 1.00 thereafter. As of March 31, 2006 we were in compliance with these financial covenants of the loan.
Sources of cash:
At March 31, 2006, our principal sources of liquidity consisted of $57.7 million in cash and cash equivalents and short-term investments and $10.7 million available credit under our credit facility of $50 million with a major bank.
          Available credit facility
At the end of March 2006, we had $10.7 million of credit available against our $50 million revolving credit facility with a commercial bank as mentioned above. This credit available is per an amendment to the existing Credit Facility Agreement with the bank effective March 1, 2006 which expanded the amount of credit available under the facility and extended it through April 2008. Per the amended agreement, the total amount of revolving credit available was expanded to $50 million less the outstanding balance of the term debt portion and any usage under the revolving credit portion. The balance of the long-term debt portion of our credit facility was $33.5 million as of March 31, 2006 and there were $5.8 million outstanding standby letters of credit as of that date which are defined as usage under the revolving credit portion of the facility. There were no other outstandings under the short-term debt portion of the facility as of March 31, 2006. As the long-term debt portion is repaid, additional credit will be available under the revolving credit portion of the facility. Short-term

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
borrowings under the revolving credit facility will be at the bank’s prime rate, which was 7.75% per annum at March 31, 2006, or LIBOR plus 2%.
We used cash in fiscal 2006 due to increased working capital requirements resulting from the increase in revenues and to support the higher orders and backlog. Days sales outstanding (“DSO”) for receivables improved from 77 days as of March 31, 2005 to 62 days as of March 31, 2006. Our accounts receivable and DSO were primarily affected by timing of shipments and payment terms. Our collections also improved due to the fact that a considerable number of sales in fiscal 2006 were under letters of credit and we were able to discount the related accounts receivable through the international banking system. We expect cash usage to be constrained in fiscal 2007 as our days sales outstanding for receivables is expected to increase back to normal levels of 70 to 75 days.
We believe that our available cash and cash equivalents at March 31, 2006 combined with anticipated receipts of outstanding accounts receivable and our revolving credit facility as explained above should be sufficient to meet our anticipated needs for working capital and capital expenditures through March 31, 2007.
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
The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio.

	Years ending March 31
	(In thousands)
	2007	2008
Cash equivalents and short-term investments (a)	$51,175	$—
Weighted average interest rate	4.44%	0.0%

(a)	Does not include cash of $6.5 million held in bank checking and deposit accounts including those held by our foreign subsidiaries.
The primary objective of our short-term investment activities is to preserve principal while at the same time maximize yields, without significantly increasing risk. Our short-term investments are for fixed interest rates;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
therefore, changes in interest rates will not generate a gain or loss on these investments unless they are sold prior to maturity. Actual gains and losses due to the sale of our investments prior to maturity have been immaterial. Investments are generally not held for more than one year. Investments held at March 31, 2006 had an average maturity of 28 days and an average yield of 4.44% per annum. As of March 31, 2006, unrealized losses on investments were immaterial. The investments have been recorded at fair value on our balance sheet.
          Exposure on Borrowings:
Any borrowings under our credit facility will be at an interest rate of the bank’s prime rate or LIBOR plus 2%. At the end of March 2006, we had $10.7 million of credit available against our $50 million revolving credit facility. A hypothetical 10% change in interest rates would not have a material impact on our financial position, results of operations and cash flows.
Exchange Rate Risk:
We routinely use forward foreign exchange contracts to hedge our exposures related to the monetary assets and liabilities of our operations denominated in non-functional currencies. In addition, we enter into forward foreign exchange contracts to establish with certainty the U.S. dollar amount of anticipated transactions denominated in a foreign currency. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. At March 31, 2006 we held forward contracts in various currencies in the aggregate amount of $31.3 million primarily in Thai Baht, Euro and Polish Zloty. The unrealized gains and losses on these contracts at March 31, 2006 were immaterial. Forward contracts are not available in certain currencies and are not purchased by the Company for certain currencies due to the cost. The exchange rate changes in these currencies, such as the Nigerian Naira, could result in significant gains and losses in future periods.
Given our exposure to various transactions in foreign currencies, a change in foreign exchange rates would result in exchange gains and losses. As these exposures are generally covered by forward contracts where such contracts are available, these exchange gains and losses would generally be offset by exchange gains and losses on the contracts designated as hedges against such exposures. We use sensitivity analysis to measure our foreign currency risk by computing the potential loss that may result from adverse changes in foreign exchange rates. The exposure that relates to the hedged firm commitments is not included in the analysis. A hypothetical unfavorable variance in foreign exchange rates of 10% is applied to each net source currency position using year-end rates, to determine the potential loss. Further, the model assumes no correlation in the movement of foreign exchange rates. A 10% adverse change in exchange rates would result in an immaterial potential loss of $0.1 million. This potential loss would result primarily from our exposure to the Nigerian Naira and Argentine Peso.
We do not enter into foreign currency transactions for trading or speculative purposes. We attempt to limit our exposure to credit risk by executing foreign contracts with high-quality financial institutions. A discussion of our accounting policies for derivative financial instruments is included in the notes to the condensed consolidated financial statements.
Factors that May Affect Future Financial Results
The Stockholders’ Letter and discussions in this Annual Report concerning our future products, expenses, revenues, gross margins, liquidity, and cash needs, as well as our plans and strategies, contain forward-looking statements concerning our future operations and financial results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. All statements,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
trend analyses and other information contained herein about the markets for our services and products and trends in revenue, as well as other statements identified by the use of forward-looking terminology, including ‘‘anticipate,’’ ‘‘believe,’’ ‘‘plan,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘goal’’ and ‘‘intend’’, or the negative of these terms or other similar expressions, constitute forward-looking statements. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. Numerous factors, could cause actual results to differ materially from those described in these statements, as well as harm business in general, including the following:
•	We have had a history of losses, and we may not achieve or sustain profitability on a quarterly or annual basis;

•	Competition could harm our ability to maintain or improve our position in the market and could decrease our revenues;

•	Our average sales prices are declining;

•	If we do not continue to successfully market our major new product line, Eclipse, our business would be harmed;

•	Because a significant amount of our revenues comes from a few customers, the termination of any of these customer relationships may harm our business;

•	Due to the significant volume of our international sales, we are susceptible to a number of political, economic and geographic risks that could harm our business;

•	If we fail to develop and maintain distribution relationships, our revenues may decrease;

•	Our industry is volatile and subject to frequent changes, and we may not be able to respond effectively or in a timely manner to these changes;

•	Acts of terrorism can negatively impact our revenues;

•	Consolidation within the telecommunications industry and among suppliers could decrease our revenues;

•	Our success depends on new product introductions and acceptance;

•	Our customers may not pay us in a timely manner, or at all, which would decrease our income and utilize our working capital;

•	We will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations;

•	We may breach our covenants relating to our outstanding debt against our $50 million credit facility with a commercial bank resulting in a secured creditor claim action against us by the bank and the inability to obtain future borrowings;

•	The inability of our subcontractors to perform, or our key suppliers to manufacture and deliver materials, could cause our products to be produced in an untimely or unsatisfactory manner, or not at all;

•	Negative changes in the capital markets available for telecommunications and mobile cellular projects may result in reduced revenues and excess inventory that we cannot sell or may be required to sell at distressed prices, and may result in longer credit terms to our customers;

•	If we fail to manage our internal development or successfully integrate acquired businesses, we may not effectively manage our growth and our business may be harmed;

•	The unpredictability of our quarter-to-quarter results may harm the trading price of our common stock;

•	Because of intense competition for highly skilled candidates, we may not be able to recruit and retain qualified personnel;

•	If sufficient radio frequency spectrum is not allocated for use by our products, and we fail to obtain regulatory approval for our products, our ability to market our products may be restricted;

•	We may not successfully adapt to regulatory changes in our industry, which could significantly impact the operation of our business;

•	Our stock price may be volatile, which may lead to losses by investors;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
•	Changes in Accounting Standards for Share-Based Payments will reduce our future profitability; and

•	If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business.
For a more detailed discussion of these risks see Item 1A. “Risk Factors” of our Annual report on Form 10-K for the fiscal year ended March 31, 2006. Prospective investors and stockholders should carefully consider the risk factors set forth in our Annual Report on Form 10-K.

SELECTED CONSOLIDATED FINANCIAL DATA

	Years ended March 31,
	2006	2005	2004	2003	2002
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net sales	$230,892	$180,302	$157,348	$197,704	$228,844
Net loss	$(2,297)	$(45,946)	$(37,068)	$(51,555)	$(168,873)
Basic and diluted loss per share	$(0.02)	$(0.51)	$(0.44)	$(0.62)	$(2.13)
Basic and diluted weighted average shares outstanding	95,600	89,634	83,364	82,548	79,166

	March 31,
	2006	2005	2004	2003	2002
	(in thousands, except number of employees)
Balance Sheet and other Data:
Total assets	$180,830	$160,631	$163,244	$184,785	$214,117
Long-term liabilities	$37,376	$32,185	$20,311	$19,145	$6,675
Stockholders’ equity	$62,343	$60,023	$81,182	$112,800	$167,457
Total employees	453	456	617	587	760

STRATEX NETWORKS, INC.
CONSOLIDATED BALANCE SHEETS

	March 31,
	2006	2005
	(in thousands, except per share amounts)
Assets
Current Assets:
Cash and cash equivalents	$44,414	$32,860
Short-term investments	13,272	15,831
Accounts receivable, net of allowance of $2,140 in 2006 and $2,769 in 2005	42,003	35,084
Inventories	43,867	36,780
Other current assets	12,620	10,572

Total current assets	156,176	131,127

Property and Equipment:
Machinery and equipment	77,930	79,156
Land and buildings	6,686	7,550
Furniture and fixtures	7,550	5,575
Leasehold improvements	1,556	1,537

	93,722	93,818
Accumulated depreciation and amortization	(69,673)	(65,590)

Net property and equipment	24,049	28,228

Other assets	605	1,276

Total Assets	$180,830	$160,631

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$38,725	$34,472
Short-term debt	11,250	6,250
Accrued liabilities	31,136	27,701

Total current liabilities	81,111	68,423

Long-term debt	22,291	13,542

Restructuring and other long-term liabilities	15,085	18,643

Total liabilities	118,487	100,608

Commitments and Contingencies (Note 9)

Stockholders’ Equity:
Preferred stock, $.01 par value; 5,000 shares authorized; none outstanding	—	—
Common stock, $.01 par value; 150,000 shares authorized, 96,931 and 94,918 shares issued and outstanding at March 31, 2006 and 2005, respectively	969	948

Additional paid-in capital	489,370	485,382

Accumulated deficit	(416,022)	(413,725)
Accumulated other comprehensive loss	(11,974)	(12,582)

Total stockholders’ equity	62,343	60,023

Total Liabilities and Stockholders’ Equity	$180,830	$160,631

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended March 31,
	2006	2005	2004
	(in thousands, except per share amounts)
Net Sales	$230,892	$180,302	$157,348
Cost of sales	167,303	151,398	129,689
Inventory and other valuation charges (benefit)	—	2,581	(498)

Gross profit	63,589	26,323	28,157

Operating Expenses:
Research and development	14,475	16,661	17,151
Selling, general and administrative	46,792	44,379	39,273
Amortization of intangible assets	—	1,581	790
Restructuring charges	—	7,423	5,488

Total operating expenses	61,267	70,044	62,702

Income (loss) from operations	2,322	(43,721)	(34,545)
Other Income (Expense):
Interest income	1,111	737	886
Interest expense	(2,227)	(1,662)	(160)
Other expenses, net	(1,927)	(845)	(1,116)

Total other expense, net	(3,043)	(1,770)	(390)

Loss before provision for income taxes	(721)	(45,491)	(34,935)
Provision for income taxes	1,576	455	2,133

Net Loss	$(2,297)	$(45,946)	$(37,068)

Basic and diluted net loss per share	$(0.02)	$(0.51)	$(0.44)

Shares used to compute basic and diluted net loss per share	95,600	89,634	83,364
The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Years ended March 31, 2004, 2005 and 2006
					Accumulated
					Other
	Common	Stock	Additional	Accumulated	Comprehensive	Total Stockholders’
	Shares	Amount	Paid-In Capital	Deficit	Loss	Equity
	(in thousands)
Balances March 31, 2003	82,748	$827	$457,147	$(330,711)	$(14,463)	$112,800

Components of comprehensive income:
Net loss	—	—	—	(37,068)	—	(37,068)
Change in unrealized holding gain	—	—	—	—	20	20
Translation adjustment	—	—	—	—	1,081	1,081

Total comprehensive loss						(35,967)
Shares issued to Tellumat (Pty) Ltd for acquisition of net assets of Plessey Broadband Wireless	730	7	2,950	—	—	2,957
Stock issued for options and purchase plan	570	6	1,386	—	—	1,392

Balances March 31, 2004	84,048	$840	$461,483	$(367,779)	$(13,362)	$81,182

Components of comprehensive income:
Net loss	—	—	—	(45,946)	—	(45,946)
Change in unrealized holding loss	—	—	—	—	(58)	(58)

Translation adjustment	—	—	—	—	838	838

Total comprehensive loss						(45,166)
Sale of common stock, net of cash and non-cash (warrants) expenses of $1.4 million and $4.1 million, respectively (See note 11)	10,327	103	22,850	—	—	22,953
Stock issued for options and purchase plan	543	5	1,049	—	—	1,054

Balances March 31, 2005	94,918	$948	$485,382	$ (413,725)	$(12,582)	$60,023

Components of comprehensive loss:
Net loss	—	—	—	(2,297)	—	(2,297)
Change in unrealized holding loss	—	—	—	—	31	31
Translation adjustment	—	—	—	—	577	577

Total comprehensive loss						(1,689)
Stock issued for options and purchase plan	1,117	6	2,488	—	—	2,494
Restricted Stock Awards	896	15	1,500	—	—	1,515

Balances March 31, 2006	96,931	$969	$489,370	$(416,022)	$(11,974)	$62,343

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2006	2005	2004
	(in thousands)
Cash Flows From Operating Activities:
Net loss	$(2,297)	$(45,946)	$(37,068)
Adjustments to reconcile net loss to net cash used for operating activities:
Non-cash stock compensation charges	1,515	—	—
Depreciation and amortization	7,418	11,460	9,470
Non-cash restructuring charges	—	928	—
Changes in assets and liabilities:
Accounts receivable	(6,445)	(530)	(3,721)
Inventories	(6,385)	(1,461)	(6,662)
Other assets	(1,227)	1,176	2,035
Accounts payable	4,154	(5,597)	14,960
Accrued liabilities	3,697	5,998	(3,416)
Long-term liabilities	(3,559)	(1,662)	(3,039)

Net cash used for operating activities	(3,129)	(35,634)	(27,441)

Cash Flows From Investing Activities:
Purchase of available-for-sale securities	(82,185)	(83,275)	(220,983)
Proceeds from sale of available-for-sale securities	84,753	95,723	248,812
Purchase of property and equipment	(3,532)	(7,435)	(10,532)
Purchase of net assets of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd.	—	—	(2,578)

Net cash provided by (used for) investing activities	(964)	5,013	14,719

Cash Flows From Financing Activities:
Borrowings from banks	33,000	25,000	—
Repayment of bank borrowings	(19,250)	(5,208)	—
Proceeds from sale of common stock	2,495	24,007	1,392

Net cash provided by financing activities	16,245	43,799	1,392

Effect of exchange rate changes on cash	(598)	(1,944)	(1,080)

Net increase (decrease) in cash and cash equivalents	11,554	11,234	(12,410)
Cash and cash equivalents at beginning of year	32,860	21,626	34,036

Cash and cash equivalents at end of year	$44,414	$32,860	$21,626

The accompanying notes are an integral part of these consolidated financial statements.

STRATEX NETWORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Supplemental Statements of Cash Flows Disclosures. Cash paid for interest and income taxes for each of the three fiscal years presented in the consolidated statements of cash flows was as follows:

	Years ended March 31,
	2006	2005	2004
	(in thousands)
Interest paid	$1,097	$1,781	$103
Income taxes paid	$1,430	$199	$274
Supplemental Schedule of Non Cash Financing Activities:

	2006	2005	2004
	(in thousands)
Non-cash purchase consideration for the acquisition of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd. through the issuance of common stock	$—	$—	$2,957

Issuance of common stock warrants (See Note 11)	$—	$4,122	$—

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
Cash and Cash Equivalents. The Company generally considers all highly liquid debt instruments with a remaining maturity of three months or less at the time of purchase, to be cash equivalents. Auction rate preferred securities are classified as short-term investments. Cash and cash equivalents consisted of cash, money market funds, and short-term securities as of March 31, 2006 and March 31, 2005. As of March 31, 2006, we had $0.4 million of cash received in advance from one of our customers which was restricted.
Short-Term Investments. The Company invests its excess cash in high-quality and easily marketable instruments to ensure cash is readily available for use in current operations. Accordingly, all marketable securities are classified as “available-for-sale” in accordance with the provisions of the Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). At March 31, 2006, the Company’s available-for-sale securities had contractual maturities ranging from 1 month to 6 months, with a weighted average maturity of 28 days.
All investments are reported at fair market value with the related unrealized holding gains and losses reported as a component of stockholders’ equity. The realized gains on the sale of securities during fiscal 2006, 2005 and 2004 were insignificant. Realized gains (losses) are included in other expenses, net in the accompanying consolidated statement of operations.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following is a summary of available-for-sale short-term investments as of March 31, 2006:

	2006
			Unrealized
	Cost	Fair Value	Holding Loss
	(in thousands)
Corporate notes	$2,083	$2,083	$—
Corporate and Government bonds	3,605	3,589	(16)
Auction rate preferred notes	7,600	7,600	—

Total	$13,288	$13,272	$(16)

The following is a summary of available-for-sale short-term investments as of March 31, 2005:

	2005
			Unrealized
	Cost	Fair Value	Holding Loss
	(in thousands)
Corporate notes	$749	$749	$—
Corporate and Government bonds	9,578	9,532	(46)
Auction rate preferred notes	5,550	5,550	—

Total	$15,877	$15,831	$(46)

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market, where cost includes material, labor, and manufacturing overhead. Inventories consisted of:

	March 31,
	2006	2005
	(in thousands)
Raw materials	$9,012	$11,065
Work-in-process	—	488
Finished goods	34,855	25,227

	$43,867	$36,780

In fiscal 2005, the Company recorded inventory valuation charges of $2.6 million for excess inventories not expected to be sold. There were no inventory valuation charges recorded in fiscal 2006.
Property and Equipment. Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term. Depreciation and amortization are reported in the applicable captions in the statement of operations based on the functional area that utilizes the related equipment and facilities. Any depreciation related to production facilities is therefore recorded as a component of cost of sales.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Other Assets. Included in other assets as of March 31, 2006 are long-term deposits of $0.4 million for premises leased by the Company and $0.2 million for long-term accounts receivable. The long-term accounts receivable is due to the extended terms of credit granted by the Company to one of its customers in order to position itself favorably in certain markets. Included in other assets as of March 31, 2005 are long-term deposits of $0.4 million for premises leased by the Company and $0.9 million for long-term accounts receivable.
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
The accumulated balances for each component of accumulated other comprehensive income (loss) are as follows:

	March 31,
	2006	2005
	(in thousands)
Unrealized holding loss on available-for-sale-securities	$(16)	$(46)
Cumulative foreign exchange translation adjustment	(11,958)	(12,536)

Accumulated other comprehensive loss	$(11,974)	$(12,582)

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
Gains and losses resulting from foreign exchange transactions and the costs of foreign currency contracts are included in other income (expense) in the accompanying consolidated statements of operations. Net foreign exchange losses of $1.8 million, $0.6 million and $0.8 million were recorded in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Derivative Financial Instruments. In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), all derivatives are recorded on the balance sheet at fair value.
We manufacture and sell products internationally subjecting us to currency risk. Derivatives are employed to eliminate, reduce, or transfer selected foreign currency risks that can be identified and quantified. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. The Company’s policy is to hedge forecasted and actual foreign currency risk with forward contracts that expire within twelve months. Foreign currency contracts to hedge exposures are not available in certain currencies, such as the Nigerian Naira. Specifically, the Company hedges foreign currency risks relating to firmly committed backlog, open purchase orders and non-functional currency monetary assets and liabilities. Derivatives hedging non-functional currency monetary assets and liabilities are recorded on the balance sheet at fair value and changes in fair value are recognized currently in earnings.
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
The following table summarizes the activity in OCI, with regard to the changes in fair value of derivative instruments, for fiscal 2006 and fiscal 2005 (in thousands):

	Twelve	Twelve
	Months Ended	Months Ended
	March 31, 2006	March 31, 2005
	Gains/(Losses)	Gains/(Losses)
Beginning balance as of April 1	$90	$23
Net changes	(772)	644
Reclassifications to revenue	573	(526)
Reclassifications to cost of sales	2	(51)

Ending balance as of March 31	$(107)	$90

A loss of $0.2 million in each of the fiscal years ending 2005 and 2004, and a loss of $0.1 million in fiscal 2006 was recognized in other income and expense related to the exclusion of time value from effectiveness testing. The gain/loss resulting from forecasted transactions that did not occur in fiscal 2006, fiscal 2005 and fiscal 2004 was insignificant.
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

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
When sales are made under payment terms beyond the normal credit terms, revenue is recognized only when cash is collected from the customer unless the sale is covered by letters of credit or other bank guarantees. Revenue from service obligations under maintenance contracts is deferred and recognized on a straight-line basis over the contractual period, which is typically one year.
In fourth quarter of fiscal 2006, the Company entered into a four year agreement with Alcatel to license certain Eclipse software and products to Alcatel. Alcatel will pay the Company a license fee based on the dollar value of Alcatel’s quarterly purchases from the Company’s contract manufacturers. There is a minimum quarterly license fee that will be recognized as revenue in the fiscal quarter it is invoiced. License fees beyond the quarterly minimum will be recognized as revenue in the quarter when they are invoiced, due and payable.
Included in the agreement are certain additional support services that may be provided by the Company to Alcatel. In accordance with Emerging Issues Task Force (“EITF”) 00-21 “Revenue Arrangements with Multiple Deliverables” the Company determined that revenue related to these services should be recognized separately from the license fee and accordingly will be recognized when the services are performed.
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

	Years ended March 31,
	2006	2005	2004
	(in thousands, except per share amounts)
Net loss – as reported	$(2,297)	$(45,946)	$(37,068)
Less: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(4,954)	(11,630)	(9,961)

Net loss – pro forma	$(7,251)	$(57,576)	$(47,029)

Basic and diluted loss per share – as reported	$(0.02)	$(0.51)	$(0.44)
Basic and diluted loss per share – pro forma	$(0.08)	$(0.64)	$(0.56)

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For purposes of pro forma disclosure under SFAS No. 123, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting period, using the multiple option method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended March 31,
	2006	2005	2004
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock volatility	96.2%	96.8%	96.6%
Risk-free interest rate	3.9 – 4.6%	2.7 – 3.9%	2.2 – 3.3%
Expected life of options from vest date	1.8 years	1.5 years	1.7 years
Forfeiture rate	Actual	Actual	Actual
The fair value of each share granted under the employee stock purchase plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended March 31,
	2006	2005	2004
Expected stock volatility	55.7%	75.7%	89.6%
Risk-free interest rate	2.9%	1.6%	1.0%
Expected life of options from vest date	0.3 years	0.3 years	0.2 years
The weighted average fair value of stock options granted during fiscal 2006, fiscal 2005 and fiscal 2004 was $2.04, $1.53 and $3.05 respectively.
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
As of March 31, 2006, there were 1,531,176 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2006. As of March 31, 2005, there were 870,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2005. As of March 31, 2004, there were 2,399,000 weighted-average options outstanding to purchase shares of common stock that were not included in the computation of diluted earnings per share because they were anti-dilutive as a result of the net loss incurred in fiscal 2004.
Income Taxes. The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes, and such amounts recognized for income tax reporting purposes, and operating loss and other tax credit carry forwards measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized in the future.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Recent Accounting Pronouncements. In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No.155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”) an amendment to SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155, provides the framework for fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation as well as establishes a requirement to evaluate interests in securitized financial assets to identify interests. SFAS 155 further amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The SFAS 155 guidance also clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133 and concentrations of credit risk in the form of subordination are not embedded derivatives. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. SFAS 155 is not expected to have a material impact on the Company’s consolidated financial statements.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No.154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements of the accounting for and reporting of a change in accounting principle. SFAS No. 154 also provides guidance on the accounting for and reporting of error corrections. The provisions of this statement are applicable for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or financial condition.
In March 2005, FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. Interpretation No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The adoption of this standard did not have a material impact on the Company’s results of operations or financial condition.
In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides guidance on the implementation of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (see discussion below). In particular, SAB No. 107 provides key guidance related to valuation methods (including assumptions such as expected volatility and expected term), the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to the adoption of SFAS No. 123(R), the classification of compensation expense, capitalization of compensation cost related to share-based payment arrangements, first-time adoption of SFAS No. 123(R) in an interim period, and disclosures in Management’s Discussion and Analysis subsequent to the adoption of SFAS No. 123(R). SAB No. 107 became effective on March 29, 2005. The Company will apply the principles of SAB No. 107 in conjunction with its adoption of SFAS 123(R).

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (SFAS No. 123(R)). This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of stock options. SFAS No. 123(R) was to be effective for quarterly periods beginning after June 15, 2005, which is the Company’s first quarter of fiscal 2006. In April 2005, the SEC delayed the required compliance date for certain public companies to fiscal years beginning after June 15, 2005. Accordingly, the Company will be required to comply with SFAS No. 123(R) in fiscal 2007. While the Company currently provides the pro forma disclosures required by SFAS No. 148, “Accounting for Stock-Based Compensation -Transition and Disclosure,” on a quarterly basis (see “Note 2 — Stock-Based Compensation”), it is currently evaluating the impact this statement will have on its consolidated financial statements.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires all companies to recognize a current-period charge for abnormal amounts of idle facility expense, freight, handling costs and wasted materials. This statement also requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.
Note 3. Acquired Intangible Assets
The Company recorded expense on amortization of intangible assets of $1.6 million and $0.8 million in fiscal 2005 and fiscal 2004, respectively. In fiscal 2004, the Company acquired the net assets of Plessey Broadband Wireless, a division of Tellumat (Pty) Ltd. (“Tellumat”) located in Cape Town, South Africa. As part of the purchase agreement the Company acquired $2.4 million of intangible assets. This $2.4 million of intangible assets has been assigned to intellectual property and was estimated to have a useful life of 18 months. In the third quarter of fiscal 2005, the Company accelerated amortization of the intangible assets due to the shut down of the Cape Town operations and redesign of the product acquired from Plessey Broadband Wireless. The Company amortized the entire balance of intangible assets in fiscal 2005.
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
Accounts receivable concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations may subject the Company to concentration of credit risk. The following table summarizes the number of our significant customers as a percentage of our accounts receivable balance at March 31, 2006 and March 31, 2005, along with the percentage of accounts receivable balance they individually represent. No other customer accounted for more than 10% of the accounts receivable balance at the dates indicated.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2006	March 31, 2005
Number of significant customers	2	—
Percentage of accounts receivable balance	12%, 10%	—
The following table summarizes the number of our significant customers, each of which accounted for more than 10% of our revenues, along with the percentage of revenues they individually represent.

	Years ended March 31,
	2006	2005	2004
Number of significant customers	1	1	1
Percentage of net sales	10%	21%	19%
The Company actively markets and sells products in Europe, the Americas, Asia, Africa and the Middle East. The Company performs on-going credit evaluations of its customers’ financial conditions and generally requires no collateral, although sales to Asia, Africa and the Middle East are primarily paid through letters of credit.
Note 5. Other Current Assets
Other current assets include the following :

	March 31,
	2006	2005
	(in thousands)
Receivables from suppliers	$3,074	$2,566
Non-trade receivables	947	851
Prepaid expenses	4,165	3,529
Prepaid insurance	395	340
Income tax and VAT refund	3,795	2,976
Other	244	310

	$12,620	$10,572

Prepaid expenses as of March 31, 2006 and March 31, 2005 also included installation costs of $0.8 million and $1.3 million, respectively, incurred for customers, which are being deferred because revenue related to these costs was not yet recognized.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 6. Accrued Liabilities
Accrued liabilities include the following:

	March 31,
	2006	2005
	(in thousands)
Customer deposits	$2,103	$1,822
Accrued payroll and benefits	2,628	2,250
Accrued commissions	4,660	2,117
Accrued warranty	4,395	5,340
Accrued restructuring	3,373	4,902
Accrual for customer discount	4,359	3,688
Deferred revenue	3,193	1,279
Other	6,425	6,303

	$31,136	$27,701

The accrual for customer discount of $4.4 million and $3.7 million as of March 31, 2006 and March 31, 2005, respectively is for discount on certain volume levels reached by a customer.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7. Long –term debt
On May 27, 2004 the Company borrowed $25 million on a long-term basis against its $35 million credit facility with a commercial bank. This $25 million loan is payable in equal monthly installments of principal plus interest over a period of four years. This loan bears interest at a fixed interest rate of 6.38% per annum. As of March 31, 2006 the Company has repaid $11.5 million of the loan.
In February 2006, the Company increased the amount of its credit facility with the bank from $35 million to $50 million and extended the facility for an additional one year term to April 30, 2008. The Company also borrowed an additional $20 million on a long-term basis under the facility with the bank on March 1, 2006. This loan is payable in equal monthly installments of principal plus interest over a period of four years. The loan is at a fixed interest rate of 7.25%. As of March 31, 2006, no principal had been repaid under the new term loan.
As part of the credit facility agreement, there is a tangible net worth covenant and a liquidity ratio covenant. As of March 31, 2006 the Company was in compliance with these financial covenants of the loan.
At March 31, 2006, future long-term debt payment obligations were as follows:

Years ending March 31,
(in thousands)
2007	$11,250
2008	11,250
2009	6,041
2010	5,000

Total	$33,541

At the end of March 2006, the Company had $10.7 million of credit available against our $50 million revolving credit facility with a commercial bank as mentioned above. Per the amended agreement, the total amount of revolving credit available was expanded to $50 million less the outstanding balance of the term debt portion and any usage under the revolving credit portion. As of March 31, 2006, the balance of the long-term debt portion of our credit facility was $33.5 million and there were $5.8 million in outstanding standby letters of credit as of that date which are defined as usage under the revolving credit portion of the facility.
Note 8. Restructuring charges.
The Company did not record any restructuring charges in fiscal 2006.
In fiscal 2005, the Company recorded $7.4 million of restructuring charges. In order to reduce expenses and increase operational efficiency, the Company implemented a restructuring plan in the third quarter of fiscal 2005 which included the decision to shut down operations in Cape Town, South Africa, outsource the manufacturing at the New Zealand and Cape Town, South Africa locations and spin off the sales and service offices in Argentina, Colombia and Brazil to independent distributors. As part of the restructuring plan, the Company reduced the workforce by 155 employees and recorded restructuring charges for employee severance and benefits of $3.8 million in fiscal 2005. The Company also recorded $2.3 million for building lease obligations, $0.8 million for fixed asset write-offs and $0.5 million for legal and other costs.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The following table summarizes the activity relating to restructuring charges for the three years ended March 31, 2006 (in millions):

	Severance	Facilities
	and Benefits	and Other	Total
Balance as of March 31, 2003	$1.5	$22.7	$24.2
Provision in fiscal 2004	0.9	4.6	5.5
Cash payments	(1.3)	(5.6)	(6.9)

Balance as of March 31, 2004	1.1	21.7	22.8
Provision in fiscal 2005	3.8	3.6	7.4
Cash payments	(3.8)	(4.0)	(7.8)
Non-cash expense	—	(0.6)	(0.6)
Reclassification of related rent accruals	—	1.2	1.2

Balance as of March 31, 2005	1.1	21.9	23.0
Provision in fiscal 2006	—	—	—
Cash payments	(1.2)	(3.6)	(4.8)
Reclassification	0.3	(0.6)	(0.3)

Balance as of March 31, 2006	$0.2	$17.7	$17.9

Current portion	$0.2	$3.2	$3.4
Long-term portion	—	14.5	14.5
The remaining accrual balance of $17.9 million as of March 31, 2006, is expected to be paid out in cash. The Company expects $3.4 million of the remaining accrual balance ($0.2 million of severance and benefits, $0.3 million of legal and other costs and $2.9 million of vacated building lease obligations) to be paid out in fiscal 2007 and vacated building lease obligations of $14.5 million to be paid out during fiscal 2008 through fiscal 2012.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9. Commitments and Contingencies
The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under non-cancelable operating leases that expire at various periods through 2012. At March 31, 2006, future minimum payment obligations under these leases were as follows:

Years ending March 31,
(in thousands)
2007	$6,403
2008	6,654
2009	6,787
2010	6,913
2011	5,766
2012 and beyond	855

Future minimum lease payments (a)	$33,378

(a)	Future minimum lease payments include $17.4 million of lease obligations that have been accrued as restructuring charges as of March 31, 2006.
Rent expense under operating leases was $2.3 million for the year ended March 31, 2006, $4.0 million for the year ended March 31, 2005, and $4.5 million for the year ended March 31, 2004.
Legal Contingencies. The Company is a party to various legal proceedings that arise in the normal course of business. In the opinion of management, the ultimate disposition of these proceedings will not have a material adverse effect on its consolidated financial position, liquidity, or results of operations.
Contingencies in Manufacturing and Suppliers. Purchases for materials are highly dependent upon demand forecasts from the Company’s customers. Due to the uncertainty in demand from its customers, and in the telecommunications market in general, the Company may have to change, reschedule, or cancel purchases or purchase orders from its suppliers. These changes may lead to vendor cancellation charges on these purchase commitments. As of end of March 2006, the Company had purchase commitments of $42 million.
Warranty. At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with its sales, recorded as a component of cost of sales. The Company’s standard warranty is generally for a period of 27 months from the date of sale if the customer uses the Company’s or approved installers to install the products, otherwise it is 15 months from the date of sale. The warranty accrual represents the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The changes in the warranty reserve balances are as follows:

	Years ended March 31,
	2006	2005	2004
	(in thousands)
Balance at the beginning of the year	$5,340	$4,277	$4,219
Additions related to current period sales	5,202	7,282	7,416
Warranty costs incurred in the current period	(5,330)	(5,227)	(7,207)
Adjustments to accruals related to prior period sales	(817)	(992)	(151)

Balance at the end of the year	$4,395	$5,340	$4,277

Note 10. Income Taxes
The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.
The domestic and foreign components of loss before provision for income taxes were as follows:

	Years ended March 31,
	2006	2005	2004
	(in thousands)
Domestic	$(1,732)	$(34,780)	$(29,897)
Foreign	1,011	(10,711)	(5,038)

	$(721)	$(45,491)	$(34,935)

The provision for income taxes consisted of the following:

	Years ended March 31,
	2006	2005	2004
	(in thousands)
Current:
Federal	$—	$—	$—
State	8	80	46
Foreign	1,568	375	344
Total current	1,576	455	390
Deferred- foreign	—	—	1,743

	$1,576	$455	$2,133

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

	Years ended March 31,
	2006	2005	2004
	(in thousands)
Expected tax benefit	$(252)	$(15,808)	$(12,227)
State taxes, net of Federal benefit	8	(565)	335
Change in valuation allowance	(1,854)	10,202	16,775
Foreign taxes	1,568	375	344
Other	2,107	6,251	(3,094)

	$1,576	$455	$2,133

The major components of the net deferred tax asset consisted of the following:

	March 31,
	2006	2005
	(in thousands)
Inventory write offs	$13,469	$10,585
Restructuring reserves	6,810	8,610
Warranty reserves	1,483	1,763
Bad debt reserves	763	1,007
Net operating loss carry forwards	151,821	147,370
Tax credits	12,096	12,650
Impairment of investments	1,128	8,404
Depreciation reserves	426	(300)
Other	11,166	5,137

	199,162	195,226
Less: Valuation allowance	(199,162)	(195,226)

Net deferred tax asset	$—	$—

The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized. In accordance with SFAS No. 109, “Accounting for Income Taxes”, the Company believes it is more likely than not that it will not fully realize these benefits and, accordingly, has continued to provide a valuation allowance for them. The valuation allowance increased by approximately $3.9 million during the year ended March 31, 2006.
At March 31, 2006, the Company had U.S. Federal and State net operating loss carry forwards available to offset future taxable income, if any, of approximately $396.0 million and $78.9 million, respectively. The net operating losses expire in various years through 2026. The Company also had Federal and State capital loss carry forwards available to offset future capital gains, if any, of approximately $19.4 million and $7.3 million, respectively. The capital loss carry forwards expire in various years through 2011. Tax credits include approximately $9.2 million of Federal minimum tax and State research credits that carry forward indefinitely. The remaining tax credits of $5.1 million are Federal and State credits that expire in various years through 2026. The Internal Revenue Code contains provisions that may limit the net operating loss and credit carry forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
In August 2002, the shareholders approved the 2002 Stock Incentive Plan, which provides for the issuance of stock options and grants of the Company’s common stock covering up to 10,000,000 shares of its common stock. The purposes of the plan are to give the Company’s employees and others who perform substantial services for the Company an incentive, through ownership of its common stock. The plan permits the grant of awards to the Company’s directors, officers, consultants and other employees. The awards may be granted subject to vesting schedules and restrictions on transfer. The 2002 Stock Incentive Plan also contains two separate equity incentive programs, (i) a non-employee director option program under which option grants will be made at specified intervals to non-employee directors of the Company’s board of directors and (ii) a non-employee director stock program under which non-employee directors of the Company’s board may elect to apply all or a portion of their annual retainer and meeting fees to the purchase of shares of the Company’s common stock. The 2002 Stock Incentive Plan will terminate in August 2009, unless previously terminated by the Company’s board of directors.
At March 31, 2006, the Company had reserved 7,817,904 shares for future issuance under all stock option plans for which there were options available for grant.
In accordance with the provisions of SFAS No. 123 (“SFAS 123”), the Company has applied Accounting Principles Board Opinion No. 25, (“APB 25”), and related interpretations in accounting for its stock option

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
plans, and has disclosed the summary of the pro forma effects on reported net loss and loss per share information for fiscal 2005, 2004, and 2003, based on the fair market value of the options granted at the grant date as prescribed by SFAS 123. See Note 2 for the proforma disclosure required under SFAS 123.
The following table summarizes the Company’s stock option activity under all of its stock option plans:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
	(shares in thousands)
Options outstanding at beginning of year	11,819	$6.01	13,175	$5.85	12,258	$8.57
Granted	1,473	2.04	192	2.43	4,581	4.60
Exercised	(823)	2.32	(122)	2.06	(189)	2.18
Expired or canceled	(1,111)	6.28	(1,426)	4.40	(3,475)	14.02

Options outstanding at end of year	11,358	$5.74	11,819	$6.01	13,175	$5.85

Exercisable at end of year	9,243		6,955		4,488

Weighted average fair value of options granted	$2.04		$1.53		$3.05
The following summarizes the stock options outstanding at March 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
Actual Range of	Number	Contractual Life	Average	Number	Average
Exercise Prices	Outstanding	(years)	Exercise Price	Exercisable	Exercise Price
	(shares in thousands)
$0.23 – 1.72	1,117	6.07	$1.70	1,103	$1.71
1.74 – 2.01	1,343	3.51	1.99	1,123	2.01
2.02 – 2.05	1,860	3.71	2.05	1,479	2.05
2.11 – 4.38	2,976	4.80	4.13	1,579	4.07
4.51 – 5.36	1,149	2.88	5.20	1,046	5.22
5.38 – 7.25	1,485	4.35	6.44	1,485	6.44
9.00 – 21.69	810	2.06	12.79	809	12.79
30.06 – 37.00	618	4.11	30.15	618	30.15

$0.23 – 37.00	11,358	4.11	$5.74	9,243	$6.23

Employee Stock Purchase Plans. The Company has an Employee Stock Purchase Plan which was adopted in June 1999 (the “1999 Purchase Plan”) under which all employees, subject to certain restrictions, may purchase Common Stock under the Purchase Plan through payroll withholding at a price per share of 85% of the fair market value at the beginning or end of the purchase period, as defined under the terms of the 1999 Purchase Plan. As of March 31, 2006 there were approximately 0.9 million shares reserved for issuance under this plan.
The following table summarizes shares sold under the 1999 Purchase Plan at the end of each period indicated.

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ending
March 31,
(shares)
2000	93,189
2001	111,441
2002	318,227
2003	409,044
2004	343,222
2005	364,883
2006	293,627

1,933,633

Restricted Stock Plan. On June 15, 2005, the Company granted 906,575 of shares of Common Stock to its employees under its 2002 Stock Incentive Plan. Per the plan the shares vest a minimum of one third annually for the next three fiscal years. In addition, the vesting schedule is subject to certain acceleration and adjustments if any or all of the performance goals defined in the Restricted Stock Award Agreement (“the agreement”) are achieved.
In fiscal 2006, all the shares (net of forfeitures) granted under this plan vested due to achievement of certain performance goals. The following table summarizes shares vested upon achievement of certain performance goals defined in the agreement and related compensation expenses at the end of each period indicated.

	Three Months Ending,
	(In thousands, except per share)
	March 31,	December 31,	September 30,	June 30
	2006	2005	2005	2005	Total
Number of shares vested	35,293	178,435	543,945	133,838	891,511
Price per share at date of grant	$1.70	$1.70	$1.70	$1.70	$1.70
Compensation expense	$59	$303	$925	$228	$1,515
On March 31, 2006, the Company granted an additional 637,544 shares of Common Stock to its employees under its 2002 Stock Incentive Plan. Per the plan a minimum of 50% of shares will vest by March 31, 2008. In addition, the vesting schedule is subject to certain acceleration and adjustments if any or all of the performance goals defined in the Restricted Stock Award Agreement (“the agreement”) are achieved during the period beginning April 1, 2006 and ending March 31, 2007 (the “Performance Period”). If more than 50% of the shares vest based upon achievement of the performance goals for the Performance Period then any shares which have not vested based upon achievement of the performance goals for the Performance Period shall automatically be forfeited and no additional shares will vest on March 31, 2008.
Stock Warrants. During fiscal 2005, the Company raised $22.9 million cash (net of expenses of $1.4 million) by issuing 10,327,120 shares of common stock at a price of $2.36 per share. In connection with the closing of this sale of shares on September 24, 2004, the Company issued 2,581,780 warrants to purchase up to 2,581,780 shares of the Company’s common stock at an exercise price of $2.95 per share as an incentive to invest in the Company. The warrants expire five years from the date of issue. The Company allocated $4.1 million of the

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
sales price to the warrants based on the relative fair value of the warrants. The value of the warrants was determined using the Black-Scholes option-pricing model and the following weighted average assumptions: contractual term of five years from date of grant, risk free interest rate of 3.36%, volatility of 96.74%, and expected dividend yield of 0%.
Note 13. Benefit plans
The Company has certain defined contribution plans for which the expense amounted to $0.4 million in each of fiscal 2006, fiscal 2005, and fiscal 2004. The Company’s contributions to the savings plan are based upon a certain percentage of the employees’ elected contributions.
Note 14. Operating Segment and Geographic Information
SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about products, geographic information, and major customers. Operating segment information for fiscal 2006, 2005, and 2004 is presented in accordance with SFAS 131.
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

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Years ended March 31,
	2006	2005	2004
	(in thousands)
Products
Revenues	$198,188	$151,616	$129,093
Operating loss	(3,692)	(47,064)	(39,987)

Services and other
Revenues	32,704	28,686	28,255
Operating income	6,014	3,343	5,442

Total
Revenues	$230,892	$180,302	$157,348
Operating income (loss)	2,322	(43,721)	(34,545)
Revenues by product from unaffiliated customers for fiscal 2006, 2005, and 2004 are as follows:

	2006	2005	2004
	(in thousands)
Eclipse	$134,479	$39,599	$3,348
XP4	19,417	64,125	57,497
DXR	14,777	16,120	23,917
Altium	19,730	23,985	39,613
Other products	9,785	7,787	4,718

Total Products	$198,188	$151,616	$129,093
Total Services and other	32,704	28,686	28,255

Total Revenue	$230,892	$180,302	$157,348

STRATEX NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenues by geographic region from unaffiliated customers fiscal 2006, 2005, and 2004 are as follows:

	Years ended March 31,
	(In Thousands)
		% of		% of		% of
	2006	Total	2005	Total	2004	Total
United States	$11,235	5%	$11,446	6%	$6,294	4%
Other Americas	23,676	10%	23,839	13%	18,890	12%
Russia	15,684	7%	35,456	20%	14,689	9%
Poland	25,905	11%	10,811	6%	5,896	4%
Other Europe	32,766	14%	22,144	12%	30,269	19%
Middle East	26,498	12%	17,520	10%	16,416	11%
Nigeria	19,090	8%	10,081	6%	25,705	16%
Other Africa	18,034	8%	16,963	9%	9,824	6%
Bangladesh	22,301	10%	1,637	1%	—	—
Other Asia/Pacific	35,703	15%	30,405	17%	29,365	19%

Total Revenues	$230,892	100%	$180,302	100%	$157,348	100%
Long-lived assets consisted primarily of property and equipment at March 31, 2006 and 2005. Net property and equipment by location was as follows:

	2006	2005
	(in thousands)
United States	$3,698	$4,774
United Kingdom	14,193	15,778
New Zealand	3,648	4,630
Other foreign countries	2,510	3,046

Net property and equipment	$24,049	$28,228

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Stratex Networks, Inc.
San Jose, California
We have audited the accompanying consolidated balance sheets of Stratex Networks, Inc. and subsidiaries (“the Company”) as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stratex Networks, Inc. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations, stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 14, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness.
/s/DELOITTE & TOUCHE LLP
San Jose, California
June 14, 2006

Management’s Report on Internal Control over Financial Reporting
     Our management, with the participation of our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal controls are designed to provide reasonable assurance to our management and members of our Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).
     Our management performed an assessment of our internal controls over financial reporting as of March 31, 2005 and identified the following two material weaknesses in internal control over financial reporting existing as of March 31, 2005. For the March 31, 2005 reporting period, management concluded that the Company 1) did not maintain effective controls over the determination of revenue recognition for a non-routine complex revenue transaction and 2) did not have enough review procedures on the financial closing and reporting process. Management believes that in fiscal 2006 we have remediated the weakness related to revenue recognition due to the expansion of internal review and clarification of internal policies which have been distributed to finance personnel worldwide. With respect to the weakness related to inadequate review of the financial statements of the foreign operations and the period-end financial closing and reporting process for the Company’s consolidated operations, we have identified, developed and began to implement a number of measures to strengthen our internal control in this area. These measures included: hiring additional finance personnel, expanding financial statement reviews, establishing internal audit with a focus on the adequacy of internal controls over financial reporting and expanding the review of manual journal entries.
     However, as a result of our assessment of our financial controls over financial reporting as of March 31, 2006, we have concluded that we have not remediated the material weakness in internal controls over the review of the financial statements of the foreign operations and the period-end financial closing and reporting process for the Company’s consolidated operations. We are taking further steps in fiscal 2007, including the increasing of staff in corporate finance, adding finance staffing at several foreign subsidiaries and expanded subsidiary financial reporting with a goal of having this material weakness remediated by the third quarter of fiscal 2007. We will continue reviewing our internal controls over the financial close and reporting process, and will implement additional controls as needed.
     Deloitte & Touche LLP, an independent registered public accounting firm, has issued a report on management’s assessment of our internal control over financial reporting. That report appears below.
Changes in Internal Control over Financial Reporting
     In connection with our implementation of the provisions of Section 404 of Sarbanes-Oxley of 2002, we have made and will continue to make various improvements to our system of internal controls. We continue to review, revise and improve the effectiveness of our internal controls. To improve the effectiveness of the Company’s internal controls and address the material weaknesses referred to in the previous section under the caption “Management’s Report on Internal Control over Financial Reporting”, we hired an internal audit manager in the first quarter of fiscal 2006, a new controller in the fourth quarter of fiscal 2006, a finance manager at our subsidiary in France in the fourth quarter of fiscal 2006 and finance managers to oversee the finance functions of our Poland and South America operations in the first quarter of fiscal 2007. In addition, we have implemented an expanded policy related to revenue recognition and we are in the process of recruiting an additional accountant to the Corporate staff to assist in the consolidation and review process. With the staff additions, we will further revise our financial review procedures. Other than as described above, there has been no change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected or is likely to materially affect our internal control over financial reporting.

Inherent Limitation on the Effectiveness of Internal Controls
     The effectiveness of any system of internal control over financial reporting, including Stratex’s, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct, including fraud, completely. Accordingly, any system of internal control over financial reporting, including Stratex’s, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Stratex Networks, Inc.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Stratex Networks, Inc. and subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of March 31, 2006, because of the effect of the material weakness identified in management’s assessment based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weakness described in the following paragraph has been identified and included in management’s assessment:
The Company’s controls over the review of the financial statements of the foreign operations and the period-end financial closing and reporting process for the Company’s consolidated operations are inadequate and constitute a material weakness in the design of internal control over financial reporting. Specifically, the Company lacks sufficient resources with the appropriate level of technical accounting expertise within the accounting function and therefore was unable to accurately perform certain of the designed controls over the March 31, 2006 financial closing and reporting process, evidenced by a significant number of adjustments which were necessary to present the financial statements for the year ended March 31, 2006 in accordance with generally accepted accounting principles. Based on the misstatements identified and the significance of the financial closing and reporting process to the preparation of reliable financial statements, there is a more than remote likelihood that a material misstatement of the interim and annual financial statements would not have been prevented or detected.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2006 of the Company and this report does not affect our report on such financial statements and financial statement schedule.
In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of March 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2006 of the Company and our report dated June 14, 2006 expressed an unqualified opinion on those financial statements and financial statement schedule.
/s/ DELOITTE & TOUCHE LLP
San Jose, California
June 14, 2006

Quarterly Financial Data and Stock Information (Unaudited)
The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2006 and 2005 are as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2006
Net sales	$54,872	$56,554	$55,514	$63,951
Gross profit (1)	12,601	15,168	16,206	19,614
Income (loss) from operations	(3,094)	(717)	2,089	4,044
Net income (loss)	(4,166)	(2,261)	813	3,317
Basic and diluted net earnings loss per common share (2)	(0.04)	(0.02)	0.01	0.03

Market price range common stock (3)
High	$2.10	$2.74	$3.84	$6.27
Low	1.24	1.72	2.18	3.25
Quarter-end Close	1.72	2.60	3.58	6.15

Fiscal 2005
Net sales	$46,041	$43,615	$49,519	$41,127
Gross profit (1)	6,926	8,428	7,504	3,465
Loss from operations	(7,463)	(6,135)	(17,292)	(12,831)
Net loss	(7,984)	(6,778)	(17,934)	(13,250)
Basic and diluted net loss per common share (2)	(0.09)	(0.08)	(0.19)	(0.14)

Market price range common stock (3)
High	$5.19	$3.38	$2.40	$2.45
Low	2.40	1.98	1.65	1.45
Quarter-end Close	2.95	2.24	2.26	1.84

(1)	Gross profit is calculated by subtracting cost of sales from net sales

(2)	Earnings (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net loss per share will not necessarily equal the total for the year.

(3)	The Company’s common stock is traded on the Nasdaq National Market under the symbol STXN.
The Company has not paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future in order to retain earnings for use in its business. At March 31, 2006, there were approximately 396 stockholders of record.

Corporate Directory
Officers and Senior Executives who report to the CEO and other Officers.
Charles D. Kissner
Chairman of the Board of Directors
Thomas H. Waechter
President and Chief Executive Officer
Paul A. Kennard
Senior Vice President, Products and CTO
Carl A. Thomsen
Senior Vice President
Chief Financial Officer and Secretary
John C. Brandt
Vice President, Business Development
Larry M. Brittain
Vice President, Worldwide Sales and Service
Shaun McFall
Vice President, Marketing
John P. O’Neil
Vice President, Human Resources
Louis Salinas
Vice President, Engineering
Heinz Stumpe
Vice President, Operations
Carol A. Goudey
Corporate Treasurer and Assistant Secretary
Robert W. Kamenski
Corporate Controller
Juan B. Otero
Corporate General Counsel and Assistant Secretary

Directors
Charles D. Kissner
Chairman of Board of Directors
Richard C. Alberding
Executive Vice President (Retired)
Hewlett-Packard Company
Clifford H. Higgerson
Venture Partner
Walden International
Dr. James D. Meindl, Ph.D.
Director
Microelectronics Research Center
and
Joseph M. Pettit Chair
Professor of Microelectronics
Georgia Institute of Technology
V. Frank Mendicino
Managing Director
Access Venture Partners
William A. Hasler
Vice-Chairman and Director
Aphton Corporation
Edward F. Thompson
Chief Financial Officer (Retired)
Amdahl Corporation
Thomas H. Waechter
President and Chief Executive Officer
Independent Registered Public Accounting Firm
Deloitte & Touche LLP
San Jose, California
Outside Legal Counsel
Bingham McCutchen LLP
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
Bangkok, Thailand
Selangor, Malaysia
SEC Form 10-K
A copy of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to:
Stratex Networks, Inc.
Attn: Investor Relations
120 Rose Orchard Way
San Jose, California 95134
Cautionary Statements
This Annual Report contains forward-looking statements concerning the Company’s goals, strategies, and expectations for business and financial results, which are based on current expectations, estimates, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. For a discussion of these risks and uncertainties, please refer to the section, “Critical accounting policies and estimates” beginning on page 3,” “Factors That May Affect Future Financial Results,” beginning on page 19 in this Annual Report and Item 1A. “Risk Factors” of the Company’s Form 10-K filed June 14, 2006, with the Securities and Exchange Commission.