Form 10-K/A, Exhibit 13
period 2006-03-31
STRATEX NETWORKS INC
filed 2006-06-20
CIK 812703

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

SELECTED CONSOLIDATED FINANCIAL DATA

	Years ended March 31,
	2006	2005	2004	2003	2002
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net sales	$230,892	$180,302	$157,348	$197,704	$228,844
Net loss	$(2,297)	$(45,946)	$(37,068)	$(51,555)	$(168,873)
Basic and diluted loss per share	$(0.02)	$(0.51)	$(0.44)	$(0.62)	$(2.13)
Basic and diluted weighted average shares outstanding	95,600	89,634	83,364	82,548	79,166

	March 31,
	2006	2005	2004	2003	2002
	(in thousands, except number of employees)
Balance Sheet and other Data:
Total assets	$180,830	$160,631	$163,244	$184,785	$214,117
Long-term liabilities	$37,376	$32,185	$20,311	$19,145	$6,675
Stockholders’ equity	$62,343	$60,023	$81,182	$112,800	$167,457
Total employees	453	456	617	587	760

STRATEX NETWORKS, INC.
CONSOLIDATED BALANCE SHEETS

	March 31,
	2006	2005
	(in thousands, except per share amounts)
Assets
Current Assets:
Cash and cash equivalents	$44,414	$32,860
Short-term investments	13,272	15,831
Accounts receivable, net of allowance of $2,140 in 2006 and $2,769 in 2005	42,003	35,084
Inventories	43,867	36,780
Other current assets	12,620	10,572

Total current assets	156,176	131,127

Property and Equipment:
Machinery and equipment	77,930	79,156
Land and buildings	7,550	7,550
Furniture and fixtures	6,686	5,575
Leasehold improvements	1,556	1,537

	93,722	93,818
Accumulated depreciation and amortization	(69,673)	(65,590)

Net property and equipment	24,049	28,228

Other assets	605	1,276

Total Assets	$180,830	$160,631

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$38,725	$34,472
Short-term debt	11,250	6,250
Accrued liabilities	31,136	27,701

Total current liabilities	81,111	68,423

Long-term debt	22,291	13,542

Restructuring and other long-term liabilities	15,085	18,643

Total liabilities	118,487	100,608

Commitments and Contingencies (Note 9)

Stockholders’ Equity:
Preferred stock, $.01 par value; 5,000 shares authorized; none outstanding	—	—
Common stock, $.01 par value; 150,000 shares authorized, 96,931 and 94,918 shares issued and outstanding at March 31, 2006 and 2005, respectively	969	948

Additional paid-in capital	489,370	485,382

Accumulated deficit	(416,022)	(413,725)
Accumulated other comprehensive loss	(11,974)	(12,582)

Total stockholders’ equity	62,343	60,023

Total Liabilities and Stockholders’ Equity	$180,830	$160,631

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
At March 31, 2006, the Company had reserved 5,762,578 shares for future issuance under all stock option plans for which there were options available for grant.
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